Form 20-F
period 2022-06-30
Opthea Ltd
filed 2022-09-29
CIK 1815620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Dr Megan Baldwin

Chief Executive Officer

+61 3 9826 0399

info@opthea.com

Level 4

South Yarra, Victoria 3141

Australia

,

,

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  352,152,542 Ordinary Shares (including shares underlying American Depositary Shares).  12,000,807 American Depositary Shares.

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

Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain Australian dollar amounts contained in this annual report have been translated into U.S. dollars at the rate published by the Reserve Bank of Australia as of June 30, 2022. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Australian dollars at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036, as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this annual report, regarding, among other things:

•	the success, cost and timing of our product development activities and clinical trials;
•	our expectations about the timing or likelihood of achieving regulatory approval and the cost of our development programs, including our clinical trials;
•	our reliance on the success of OPT-302 as our only product candidate;
•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;
•	the commercialization of our product candidates, if approved;
•	our plans to research, develop and commercialize our product candidates;
•	our ability to maintain, expand, protect and enforce our intellectual property portfolio;
•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•	our ability to attract collaborators with development, regulatory and commercialization expertise;
•

business disruptions or delays affecting the initiation, patient enrollment, development and operation of our clinical trials, including as a result of a public health emergency, such as the global outbreak of the COVID-19 pandemic, or macroeconomic conditions, such as inflationary pressure and supply chain disruptions;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidate;
•	future agreements with third parties in connection with the commercialization of our product candidates;
•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;
•	the rate and degree of market acceptance of our product candidates;
•	regulatory developments in the United States, Australia, Europe and other jurisdictions;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately on a timely and cost effective basis;
•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;
•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
•	the future trading price of the ADSs and impact of securities analysts’ reports on these prices;
•	the potential impact of the current COVID-19 pandemic on our business or operations; and
•	other risks and uncertainties, including those listed under “Risk Factors.”

These risks are not exhaustive. Other sections of this annual report may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

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

PART I

Item 1.	Identity of Directors, Senior Management

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information
3A.	Reserved
3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the offer and use of proceeds

Not applicable.

3D.	Risk Factors

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below in this summary. These risks include, among others, the following:

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

Risks Related to Our Financial Position and Need for Capital

We are a clinical-stage biopharmaceutical company with no products approved for commercial sale. We have incurred net losses since our inception, we expect to incur significant losses and increasing operating losses for the foreseeable future, and we may never be profitable.

We are a clinical-stage biopharmaceutical company with no products approved for commercial sale. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, developing our product candidate, OPT-302, and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. We have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are not profitable and have incurred net losses since our inception. Our total comprehensive losses were US$44.9 million and US$92.8 million for the years ended June 30, 2021 and 2022. As of June 30, 2022, we had an accumulated loss of US$216.9 million. We have spent, and expect to continue to spend, significant resources to fund research and development of, and seek regulatory approvals for, OPT-302 and any future product candidates. We expect to incur substantial and increasing operating losses over the next several years as our research, development, manufacturing and clinical trial activities increase. Additionally, if OPT-302 is approved for commercial sale, our commercialization expenses will increase significantly as we establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, our accumulated losses will also increase significantly. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have a negative impact on our total (deficit) equity and working capital. The net losses we incur may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Even if we eventually generate product revenue, we may never be profitable and, if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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
•

maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, including any scale up of manufacturing processes for OPT-302 to support our ongoing Phase 3 clinical program of OPT-302 in combination with anti-vascular endothelial growth factor-A, or anti-VEGF-A, therapy for the treatment of wet age-related macular degeneration, or AMD;
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

As a clinical-stage biopharmaceutical company, our operations have consumed significant amounts of cash since our inception. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD, continue clinical development of OPT-302 in combination with aflibercept for the treatment of persistent diabetic macular edema, or DME, and other retinal diseases, and continue commercialization plans. Even if we are able to obtain regulatory approval for OPT-302 and any future product candidates that we may develop, we will require substantial additional capital to commercialize such product candidates.

Our forecasts of the period of time through which our financial resources will adequately support our operations included elsewhere in this report are forward-looking statements and involve risks and uncertainties, and actual results have in the past varied and could continue to vary as a result of a number of factors, including delays in and higher than expected costs of our Phase 3 clinical trials, the continuing impacts of the COVID-19 pandemic and related macroeconomic challenges, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist us with clinical development such as CROs and CMOs and other factors discussed elsewhere in this “Risk Factors” section. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials. We may experience further delays and increased costs in the future, which we may not be able to accurately predict. Our future funding requirements, both short-and long-term, will depend on many factors, including:

•

the initiation, progress, timing, costs and results of clinical trials for OPT-302 and any future product candidates we may develop, including whether the FDA or comparable non-U.S. regulatory authorities require additional clinical trials beyond our Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD to support an approved label of OPT-302 in combination with multiple existing anti-VEGF-A therapies;

•

the initiation, progress, timing, costs and results of additional clinical trials and studies to evaluate the potential for co-formulation of OPT-302 with approved and/or biosimilar forms of VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients;

•	the increasing costs incurred or might be incurred by CROs and CMOs in connection with our ongoing Phase 3 clinical trials of OPT-302;
•	the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable non-U.S. regulatory authorities;
•	if approved, the costs of commercialization activities for OPT-302, or any other product candidate that receives regulatory approval;
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

•	compliance with our contractual obligations, including the development funding agreement with Abingworth;
•	the costs of operating as a public company with securities listed in both Australia and the United States; and
•

the uncertainty in the global economy including the lingering effects of the COVID-19 pandemic, emerging supply chain disruptions, rising inflation, labor shortages, unemployment levels, as well as events such as natural disasters and acts of war (including the ongoing Russia-Ukraine conflict).

We will require additional capital to develop, obtain regulatory approval for and commercialize OPT-302 and any future product candidates, including to complete our ongoing Phase 3 clinical trials for OPT-302 for the treatment of wet AMD. In particular, we will require additional capital to progress our ongoing and future planned clinical trials without delays, including payments in connection with the achievement of certain regulatory milestones. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Abingworth, including prior to the readout of top-line results for our Phase 3 clinical trials for OPT-302 for the treatment of wet AMD.  We may receive potential future payments from Abingworth under our development funding agreement. However, there can be no assurance that we will meet the conditions under such agreement to receive any future payments, some of which are payable at Abingworth’s discretion.  We do not have any other committed external source of funds. We expect to finance future cash needs through public or private equity or debt offerings or collaborations. However, our development funding agreement with Abingworth limits the types of financing we may pursue in the future. We also intend to continue to apply for tax incentives under the Research and Development Tax Incentive scheme provided by the Australian government. See “—Risks Related to Development and Commercialization of Our Product Candidates—We have received tax credits under the Research and Development Tax Incentive scheme in Australia that may become repayable if we did not or do not comply with the rules of the scheme, or we may become ineligible for tax credits in our current or future tax years, which could harm our business, financial condition and results of operations.” Additional capital may not be available in sufficient amounts or on reasonable terms, if at all. If we are not able to raise additional capital, we may not be able to expand our operations or otherwise capitalize on our business opportunities, and our business and financial condition will be negatively impacted.

Failure to remain in compliance with our obligations under the development funding agreement with Abingworth could lead to reduced funding under the agreement and/or the acceleration of potentially significant payments to Abingworth.

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Investor agreed to provide funding to support our development of OPT-302 for the treatment of wet AMD.  Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to $170 million at Investor’s option, of which $50 million has already been funded with the remainder being funded in two additional tranches to be paid on December 31, 2022, and December 31, 2023, respectively.  In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of OPT-302 for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of OPT-302 for the treatment of wet AMD for each calendar quarter.  At the time that Investor receives an aggregate of four(4) times the funding provided (US$680 million if Investor funds the full US$170 million under the Funding Agreement), Opthea’s payment obligations under the Funding Agreement will be fully satisfied.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated. The Funding Agreement may be earlier terminated by Investor if:

•	Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop OPT-302 as set forth in the Funding Agreement;
•	Opthea suffers a material adverse event;
•	there is a material adverse patent impact on Opthea’s intellectual property covering OPT-302;
•	there are certain irresolvable disagreements within the joint steering committee overseeing Opthea’s development of OPT-302;
•	the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or
•

any Phase 3 clinical trial of OPT-302 is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval.

In certain instances, upon the termination of the Funding Agreement, we will be obligated to pay Investor several multiples of the amounts paid to us under the Funding Agreement.

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, Investor may be relieved of their obligation to provide further funding under the Funding Agreement and our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Investor, including prior to the readout of top-line results for our Phase 3 clinical trials for OPT-302 for the treatment of wet AMD. Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to OPT-302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement may result in a foreclosure on our intellectual property. In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it. For additional details regarding the Funding Agreement, See Note 31, Events After the Balance Sheet Date to the Consolidated Financial Statements in this annual report.

Raising additional capital may cause dilution to holders of our ordinary shares and ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Holders of our ordinary shares and ADSs could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities or debt. In February 2022, we established an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, we may offer and sell up to US$75 million of our ordinary shares in the form of ADSs, with each ADS representing eight ordinary shares, through Jefferies. Issuances of our ordinary shares sold pursuant to the sales agreement will have a dilutive effect on our existing stockholders. Further, these securities may have rights senior to those of our ordinary shares and could contain covenants or protective rights that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we need to secure additional financing, such additional fundraising efforts may divert our management and research efforts from our day-to-day activities, which may negatively affect our ability to develop and commercialize OPT-302 and any future product candidates.

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

Global credit and financial markets have experienced extreme disruptions at various points over the last few decades, characterized by diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, rising inflation, supply chain disruptions, increases in unemployment rates and uncertainty about economic stability. If another such disruption in credit and financial markets and deterioration of confidence in economic conditions occurs, our business may be harmed. If the equity and credit markets were to deteriorate significantly in the future, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our service providers, manufacturers or other partners would not survive or be able to meet their commitments to us under such circumstances, which could directly affect our ability to attain our operating goals on schedule and on budget.

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

To date, the primary focus of our product development has been OPT-302 in combination with anti-VEGF-A therapy for the treatment of patients with wet AMD and DME. Currently, OPT-302 is our only product candidate under clinical development. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and that therefore may be able to better sustain a failure of a lead candidate. Successful continued development and ultimate regulatory approval of OPT-302 combination therapy for the treatment of wet AMD, DME or other indications is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the clinical development of OPT-302. If we cannot successfully develop, obtain regulatory approval for and commercialize OPT-302, we may not be able to continue our operations. The future regulatory and commercial success of OPT-302 is subject to a number of risks, including the following:

•

we may not have sufficient financial and other resources to complete the necessary clinical trials for OPT-302, including, but not limited to, the ongoing Phase 3 pivotal clinical trials needed to obtain drug approval;

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
•

we cannot be certain of the number and type of clinical trials and non-clinical studies that the FDA or comparable non-U.S. regulatory agencies will require in order to approve OPT-302 combination therapy for the treatment of wet AMD, DME or any other indication, including an approved label for use of OPT-302 in combination with multiple anti-VEGF-A therapies for the treatment of wet AMD;

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

OPT-302 and any future product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and comparable non-U.S. regulatory authorities before obtaining marketing approval from these regulatory authorities. The drug development and approval process is lengthy and expensive, and approval is never certain. For example, we do not expect to report topline data from our Phase 3 clinical trials of OPT-302 for the treatment of wet AMD until mid-2024. Investigational new drugs, such as OPT-302, may not prove to be safe and effective in clinical trials. We may be unable to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, including due to delays and difficulties in enrolling eligible participants and opening clinical trial sites. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced.

If we experience delays in clinical testing, our commercial prospects will be harmed, our costs may increase and our business may be harmed.

Conducting clinical studies for any product candidates in the United States requires filing an investigational new drug application, or IND, and reaching agreement with the FDA on clinical protocols, finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the institutional review board at each such site, manufacturing clinical quantities of product candidates and supplying drug product to clinical sites. Currently, we have an active IND with the FDA in the United States for OPT-302. If any such future IND is not cleared by the FDA, our clinical development timeline may be negatively impacted and any future clinical programs may be delayed or terminated.

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

The timely completion of clinical trials largely depends on patient enrollment. We have encountered delays in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Many factors affect patient enrollment, including:

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

Our inability to enroll a sufficient number of patients for our clinical trials would result in additional significant delays or may require us to abandon one or more clinical trials altogether. If we are unable to enroll a sufficient number of patients that will complete clinical testing, we will be unable to seek or gain marketing approval for OPT-302 and any future product candidates and our business will be harmed. Even if we are able to enroll a sufficient number of patients in our clinical studies or trials, delays in patient enrollment have in the past resulted, and may in the future result in increased costs or delays and other impacts on the timing or outcome of our clinical trials, which could prevent completion of these trials and negatively affect our ability to advance the development of OPT-302 and any future product candidates.

OPT-302 and any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by OPT-302 combination therapy or any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable non-U.S. regulatory authorities. Additional clinical studies may be required to evaluate the safety profile of OPT-302 combination therapy or any future product candidates. We have no clinical safety data on patient exposure to OPT-302 administered in combination with an anti-VEGF-A therapy for longer than 72 weeks.

Future results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, including, for example, immunogenicity. In such an event, we could suspend or terminate our trials, or the FDA or comparable non-U.S. regulatory authorities could order us to cease clinical trials or deny approval of OPT-302 in combination with anti-VEGF-A therapy or any future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences could materially and negatively affect our business, financial condition, results of operations and prospects. While OPT-302 has been well tolerated in our completed clinical trials, dosed patients have experienced certain adverse events, including potentially treatment-related serious adverse events, or SAEs, of myocardial infarction, endophthalmitis and vitritis in our Phase 2b clinical trial of OPT-302 combination therapy for the treatment of wet AMD, and a potentially treatment-related SAE of stroke for one patient in our Phase 1b/2a clinical trial of OPT-302 combination therapy for the treatment of DME.

It may be difficult to discern whether certain events or symptoms observed during our clinical trials or by patients using our approved products are related to OPT-302 or any future product candidates or approved products, including anti-VEGF-A therapies used in combination with OPT-302, or some other factor. As a result, we and our development programs may be negatively affected even if such events or symptoms are ultimately determined to be unlikely related to OPT-302 or any future product candidates or approved products. We are developing OPT-302 to complement existing VEGF-A inhibitors, including ranibizumab and aflibercept. There are some potential side effects associated with intravitreal anti-VEGF-A therapies such as intraocular hemorrhage, intraocular pressure elevation, retinal detachment, inflammation, vasculitis, artery occlusion or infection inside the eye and over-inhibition of VEGF, as well as the potential for potential systemic side effects such as heart attack, stroke, wound-healing problems and high blood pressure. Further, OPT-302 in combination with anti-VEGF-A therapies for the treatment of wet AMD is administered as sequential intravitreal injections over several weeks. There are risks inherent in the intravitreal injection procedure of drugs such as existing anti-VEGF-A therapies in combination with OPT-302 which can cause injury to the eye and other complications including conjunctival hemorrhage, punctate keratitis, eye pain, conjunctival hyperemia, which results in a discharge, intra-ocular inflammation and inflammation of the interior of the eye. For example, in our completed clinical trials, patients dosed with OPT-302 have experienced potentially treatment-related ocular adverse events such as eye pain, vitreous floaters, eye irritation and raised intraocular pressure.

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

The results of completed clinical trials may not be predictive of future results. Data from our clinical trials to date may not be indicative of results obtained when these trials are completed or in later-stage trials.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Failure can occur at any time during the clinical trial process. The results of completed clinical trials of OPT-302 or any future product candidate may not be predictive of the results of later-stage clinical trials, including our Phase 3 trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD, and the results of trials in certain patients may not be predictive of those obtained in another. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier stage clinical trials. In addition, data obtained from clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval.

The results of our Phase 2b clinical trial of OPT-302 combination therapy may not be predictive of the results of our Phase 3 clinical program due, in part, to the fact that we have no clinical data on OPT-302 in combination with anti-VEGF-A therapy in any clinical trial longer than 72 weeks and that we are conducting our Phase 3 clinical trials at many clinical centers that were not included in our Phase 2b clinical trial. The number of patients exposed to product candidates and the average exposure time in prior clinical trials may be inadequate to detect rare adverse events or findings that may only be detected once a product candidate is administered to more patients and for greater periods of time. Any approved label for OPT-302 combination therapy may also be limited if our Phase 3 clinical trial results do not show long-term clinically significant efficacy results, including for over 12 months or in combination with either of the approved anti-VEGF-A therapies. In addition, if a combination of OPT-302 with an anti-VEGF-A therapy in our Phase 3 clinical program for the treatment of wet AMD does not achieve clinically significant superiority over anti-VEGF-A monotherapy with statistical significance on the primary endpoints of our Phase 3 clinical trials, or the FDA or a comparable non-U.S. regulatory authority requires additional clinical trials beyond our Phase 3 clinical program to support an approved label of OPT-302 used in combination with multiple anti-VEGF-A therapies, our ability to successfully commercialize OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD would be harmed.

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

If our competitors market products are more effective, safer or cheaper than our products, are more durable or have reduced injection burden compared to our products (including OPT-302), or reach the market sooner than our products, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies, products or product candidates obsolete, less competitive or not economical.

Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly longer operating histories and greater experience than we have in undertaking nonclinical studies and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Clinical trials for the treatment of wet AMD and DME may be relatively costly and time-consuming. The requirements for approval by the FDA and comparable non-U.S. regulatory authorities may change over time and this may require changes to ongoing or future clinical trial designs that could impact timelines and cost. Further, many of our competitors have established distribution channels for the commercialization of their products, whereas we have no such channel or capabilities. In addition, many competitors have greater name recognition and more extensive collaborative relationships.

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

A fast-track designation by the FDA may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that our product candidates will receive marketing approval.

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast-track designation for a particular indication. OPT-302 in combination with anti-VEGF-A therapy was granted fast-track designation for the treatment of wet AMD in July 2021 and we may seek fast track designation for certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our future product candidates. If granted, fast-track designation makes a product eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of products candidates with fast-track designation may qualify for priority review under the policies and procedures offered by the FDA, but the fast-track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant fast track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive fast- track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast-track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw fast-track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any fast-track designation at any time.

OPT-302 and any future product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. Given the number of drugs in development or currently approved for the treatment of wet AMD and DME, if we are unsuccessful in achieving a differentiated profile with OPT-302, including in combination with existing therapies, based on efficacy, safety and tolerability, dosing and administration, market acceptance will be limited. For example, current treatments for wet AMD, including ranibizumab, aflibercept and low-cost, off-label use of bevacizumab, are well established in the medical community and perceived as demonstrating meaningful clinical response in many cases. As a result, doctors may continue to rely on these treatments without OPT-302 or may continue to use such existing treatments as first-line therapies. The medical community may also resist adopting a combination therapy over monotherapy for any of our targeted indications. In particular, recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor while reducing the number of injections. While we plan to evaluate the potential for co-formulation of OPT-302 with approved and/or biosimilar forms of VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients, there can be no assurance that we will be successful or that any co-formulated product will have a favorable safety profile. If we are unable to reduce the injection burden of OPT-302 combination therapy or demonstrate sufficient efficacy improvements with a comparatively higher frequency and number of injections over standard of care anti-VEGF-A therapies, develop a co-formulation of OPT-302 for patients or otherwise increase the duration of efficacy of OPT-302 doses, or if physicians determine that a more frequent regimen is necessary, the market acceptance of OPT-302 may be limited which would harm our business, financial condition and results of operations.

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

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that our products are safe, therapeutically effective and cost-effective as compared with competing treatments.

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

If OPT-302 receives marketing approval for the treatment of wet AMD, it will be approved solely for use in combination with one or more anti-VEGF-A therapies, and may be limited to only one anti-VEGF-A therapy for the treatment of wet AMD depending on the results of our ongoing pivotal Phase 3 clinical trials. Although we are also developing OPT-302 for other retinal diseases, any regulatory approval of OPT-302 for wet AMD would not cover the treatment of any other indication. As a result, we would be prohibited from promoting OPT-302 for the treatment of DME unless we are granted FDA approval for such indication.

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

Our business has been and may continue to be negatively affected by the effects of health epidemics, including the evolving effects of the COVID-19 pandemic, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

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

Based on guidance issued by Australian federal and state governments, we transitioned to a flexible working arrangement, including some remote work environment for all of our employees. In connection with these measures, we may be subject to claims based upon, arising out of, or related to COVID-19 and our actions and responses thereto, including any determinations that we may make to continue to operate or to re-open our facilities. Further, the effects of the continued shelter-in-place orders in Australia and across the world and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations have negatively impacted and could continue to negatively impact our business, financial condition, results of operations and growth prospects. As the pandemic continues, we have experienced and may continue to experience a negative impact on our ability to initiate clinical trial sites, maintain patient enrollment and enroll new patients which may impact timelines in the future. Our ability to attract additional clinical trial sites and principal investigators to conduct our clinical trials and to conduct the necessary clinical trial site initiation procedures have been and may continue to be negatively impacted by quarantines, shelter-in-place and similar restrictions imposed by federal, state and local governments. These restrictions may also prohibit patients from enrolling in, or continuing to participate in, our clinical trials. Principal investigators and clinical trial site staff, as healthcare providers, may have heightened exposure to COVID-19. While none of the patients in our ongoing clinical trials have discontinued due to COVID-19, certain of our patients have contracted COVID-19, and further health impacts from COVID-19 on our patients, clinical trial site staff or principal investigators could negatively impact the conduct of our clinical trials at their sites Similarly, potential participants in our clinical trials, many of whom are medically vulnerable, may be unwilling to enroll in, and enrolled patients may be unwilling to continue to participate in, our clinical trials due to an unwillingness to travel to sites for required screening and clinical trial visits and procedures. Enrolled patients may be unable to comply with clinical trial protocols if quarantines, shelter-in-place and similar restrictions continue to impede patient movement or interrupt healthcare services. In addition, we may be required to develop and implement additional clinical study policies and procedures designed to help protect patients from the COVID-19 disease, which may include using telemedicine visits, remote monitoring of patients and clinical trial sites, and measures designed to ensure that data from clinical trials that may be disrupted as result of the pandemic are collected pursuant to the study protocol and consistent with Good Clinical Practice, or GCP, with any significant protocol deviation reviewed and approved by the clinical trial site institutional review board, or IRB, all or any of which could materially and negatively affect our clinical development timelines and our ability to obtain regulatory approvals of our product candidates, and could significantly increase our costs. We could also see an impact on our ability to report clinical trial results, or interact with regulators, ethics committees or other important agencies due to limitations in regulatory authority employee resources or otherwise. In addition, the FDA or comparable non-U.S. regulatory authorities may refuse to accept data from clinical trials conducted in geographies experiencing heightened impact from COVID-19.

Moreover, we rely on third-party CROs and other third parties to assist us with clinical development activities. We have experienced significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, due in part to the COVID-19 pandemic and its related effects, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner including as a result of the continuing effects of the COVID-19 pandemic. In addition, quarantines, shelter-in-place and similar government orders could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt our supply chain. In particular, some of our suppliers of certain materials used in the production of our drug products are located in Europe. In any event, if the COVID-19 pandemic continues and persists for an extended period of time or more acutely impacts geographies with particular impact on our business, we could experience significant disruptions to our clinical development timelines, which would harm our business, financial condition, results of operations and growth prospects.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, in March 2020, the FDA temporarily postponed inspections of manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic or issue guidance materially affecting the conduct of clinical trials. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Even if we commercialize OPT-302 or any future product candidate, we may face challenges to achieving profitability such as our products becoming subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

In the United States and in other countries, patients who are prescribed treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations are essential for most patients to be able to afford medical services and pharmaceutical products such as OPT-302 or any our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors are essential for most patients to be able to afford treatments such as OPT-302.

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

Our ability to commercialize any products successfully will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government health care programs and private health insurers. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

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

The regulations that govern marketing approvals, pricing and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product-licensing approval is granted. In some non-U.S. markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit our commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue we generate from the sale of the product in that particular country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

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

There have been, and likely will continue to be, several executive, legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy-makers and payors in the United States there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, and the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively referred to as the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (1) introduced a new average manufacturer price definition for drugs and biologics that are inhaled, infused, instilled, implanted or injected and not generally dispensed through retail community pharmacies; (2) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (3) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (4) expanded the list of covered entities eligible to participate in the 340B drug-pricing program by adding new entities eligible for the program; (5) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, or BBA, effective as of January 2019) point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (6) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (7) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals, including individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (8) created a licensure framework for follow-on biologic products; and (9) established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, the Tax Cuts and Jobs Act of 2017, or the TCJA, was enacted, which included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseverable feature of the Affordable Care Act, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28,

2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the PPACA. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in the Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect until 2031, unless additional Congressional action is taken. These Medicare sequester reductions were suspended from May 1, 2020, through March 31, 2022, due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three (3) to five (5) years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially negatively affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which have resulted in several U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product-pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration used several means to propose or implement drug-pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020, and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe-harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has also been delayed until 2032. Additionally, based on an executive order issued in July 2021, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. For example, the executive order expressed the Biden administration’s support of legislative reforms to lower prescription drug prices, including by allowing Medicare’s negotiation of drug prices. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug-pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least seven (7) years for prescription drugs and at least eleven (11) years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, ten (10) Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to twenty (20) drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes.  Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to CMS or be subject to civil monetary penalties. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures. At the state level, individual states in the United States are increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product-pricing, including price or patient-reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk-purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product-pricing.

We expect that these and other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement and put additional downward pressure on the price that we receive for any approved product. It is possible that additional governmental action is taken in response to the COVID-19 pandemic. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost-containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs once marketing approval is obtained. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

As a company primarily based outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company with substantial operations in Australia and an international clinical trial program, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers and clinical-trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

The requirements governing the conduct of clinical trials, product-licensing, pricing and reimbursement for marketing our product candidates outside the United States vary greatly from country to country and may require additional testing. We expect that our future clinical development of our product candidates will involve a number of clinical trials in non-U.S. jurisdictions. We have no direct experience as a company in obtaining non-U.S. regulatory approvals. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. Approval by the FDA does not guarantee approval by comparable non-U.S. regulatory authorities, and approval by one non-U.S. regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop non-U.S. markets for our product candidates and may harm our results of operations and financial condition.

Price controls may be imposed in non-U.S. markets, which may negatively affect our future profitability.

In some countries, particularly EU member states, Japan, Australia and Canada, the pricing of prescription drugs is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost-containment measures. Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference-pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our collaborators may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues, or profitability could be harmed.

We have received tax incentives under the Research and Development Tax Incentive scheme in Australia that may become repayable if we did not or do not comply with the rules of the scheme, or we may become ineligible for tax incentives in our current or future tax years, which could harm our business, financial condition and results of operations.

We have received cash incentives in the past under the Research and Development Tax Incentive scheme, or the R&D Scheme, to offset the costs of our clinical trials and other qualifying expenses incurred both in Australia and other jurisdictions. Certain research and development costs that we incur in the future may be ineligible for cash incentives under the R&D Scheme. For example, costs incurred outside Australia in connection with our future clinical trials are generally not eligible for cash incentives under the R&D Scheme. In addition, the federal government of Australia and the Australian Taxation Office, or ATO, could change the rules of the regulatory regime or amend past tax returns and, as a result, amounts paid to us may become repayable to the ATO including the amount of tax incentives in respect to our fiscal year ended June 30, 2022, included as current receivables in our consolidated financial statements. We have received an aggregate of US$31.5 million (A$44.5 million) in cash tax incentives during the five (5) fiscal years ended June 30, 2022, under the R&D Scheme. As of June 30, 2022, our current tax receivable under the R&D Scheme was US$6.3 million. This receivable amount as of June 30, 2022, is based on Australian legislation as enacted as of June 30, 2022. Any proposed changes to the legislation, such as rate changes to eligibility requirements, may have a retrospective impact on our current tax receivable under the R&D Scheme -currently, no such legislative changes have occurred. Any rule changes made to reduce the amount we are able to claim under the R&D Scheme currently or in the future and any retrospective changes made to the R&D Scheme that reduce the incentives that we have claimed in past tax years could harm our business, financial condition and results of operations.

The withdrawal of the United Kingdom, or the U.K., from the European Union, or the EU, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the U.K. or the EU and may require us to incur additional expenses to develop and commercialize our product candidates in the U.K. or the EU or receive clinical supply of our product candidates from manufacturing partners in the U.K.

Following the result of a referendum in 2016, the U.K. left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the U.K. and the EU, the U.K. was subject to a transition period until December 31, 2020 (the "Transition Period"), during which EU rules continued to apply. A trade and cooperation agreement (the "Trade and Cooperation Agreement") that outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Since a significant proportion of the regulatory framework in the U.K. applicable to our business and our product candidate is derived from EU directives and regulations, Brexit has had, and may continue to have, a material impact upon the regulatory regime with respect to the development, approval and commercialization of our product candidate in the U.K. or the EU. For example, Great Britain is no longer covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA, and a separate marketing authorization will be required to market our product candidate in Great Britain. It is currently unclear whether the Medicines & Healthcare products Regulatory Agency in the U.K. is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive. Any delay in obtaining, or an inability to obtain, any marketing approvals, would delay or prevent us from commercializing our product candidate in the U.K. or the EU and restrict our ability to generate revenue and achieve and sustain profitability.

While the Trade and Cooperation Agreement provides for the tariff-free trade of medicinal products between the U.K. and the E.U. there may be additional non-tariff costs to such trade which did not exist prior to the end of the Transition Period. Further, should the U.K. diverge from the EU from a regulatory perspective in relation to medicinal products, tariffs could be put into place in the future. We could therefore, both now and in the future, face significant additional expenses (when compared to the position prior to the end of the Transition Period) to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the U.K. It is also possible that Brexit may negatively affect our ability to attract and retain employees, particularly those from the EU.

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

Our clinical trial liability insurance coverage may not adequately cover all liabilities that we may incur. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or delay the commercialization of any products or product candidates that we develop. We intend to expand our insurance coverage for products to include the sale of commercial products if we obtain marketing approval for our product candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in class-action lawsuits based on drugs that had unanticipated side effects. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also generate negative publicity or harm our ability to obtain physician endorsement of our products or expand our business.

Our business operations and relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers are subject to broadly applicable healthcare laws and regulations, which could expose us to civil penalties, criminal sanctions, contractual damages, reputational harm and diminished profits and future earnings.

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, which also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information on health plans, health-care clearing-houses, and certain healthcare providers and their business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity, as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personally identifiable information, or personal information or personal data, in certain circumstances, many of which differ from one another in significant ways and may not have the same effect, thus complicating compliance efforts;

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the ownership and investment interests held by such physicians and their immediate family members and payments or other “transfers of value” to such physicians (covered manufacturers are required to submit reports to CMS by the 90th day of each calendar year);. and

•

analogous state and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or otherwise restrict payments that may be made to healthcare providers or other interactions with healthcare providers and other potential referral sources, state or non-U.S. laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the national or federal government, and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing, state, non-U.S., and local laws that require the registration of pharmaceutical sales representatives, and state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from on another in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as providing free trips, free or discounted goods, improper consulting fees and grants and other monetary benefits to prescribers reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates, engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If any actions are instituted against us for violation of these laws or regulations, and we are not successful in defending ourselves, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could harm our ability to operate our business and our results of operations.

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

The GDPR sets out a number of requirements that must be complied with when handling personal data, including: the obligation to appoint a data protection officer in certain circumstances; increased accountability and record-keeping obligations; increased transparency obligations for data controllers; onerous obligations on service providers who process personal data on our behalf; the obligation to carry out so-called data protection impact assessments in certain circumstances; obligations to comply with data subjects’ exercise of an increased set of rights in certain circumstances; a heightened and more codified standard of data-subject consent; and the obligation to notify certain significant personal data breaches to the relevant supervisory authorities and affected individuals. In addition, the GDPR materially expands the definition of what is expressly provided to constitute personal data (including, for example, by clarifying that the GDPR applies to “pseudonymized” (key-coded) data, which is often processed by sponsors in the context of clinical trials where identification of underlying subjects is not required). As such, the GDPR is likely to increase the compliance burden on us, including by mandating potentially burdensome documentation requirements and granting certain rights to individuals to control how we collect, use, disclose, retain and leverage information about them. The processing of sensitive personal data, such as physical health conditions, may impose heightened compliance burdens under the GDPR and is a topic of active interest among foreign regulators. In addition, the GDPR provides for breach reporting requirements, more robust regulatory enforcement and fines of up to 20 million euros (and/or in respect of the U.K. GDPR, 17.5 million pounds sterling) or up to 4% of annual global revenue (whichever is higher). While the GDPR affords some flexibility in determining how to comply with the various requirements, significant effort and expense has been, and will continue to be, invested to ensure continuing compliance.

Moreover, the requirements under the GDPR may change periodically. The GDPR also provides that member states may make their own national laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” which includes health-related personal data. In the U.K., the Data Protection Act 2018 complements the U.K. GDPR in this regard. This may lead to greater divergence in the application, interpretation and enforcement of the law that applies to the processing of personal data across the EEA and/or U.K., compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or U.K. operations, and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business and harming our business and financial condition.

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

Furthermore, following Brexit, the relationship between the U.K. and the EEA in relation to certain aspects of data protection law remains somewhat uncertain. In June 2021, the European Commission issued an adequacy decision under the GDPR which allows transfers (other than those carried out for the purposes of U.K. immigration control) of personal data from the EEA to the U.K. to continue without restriction for a period of four (4) years. After that period, the adequacy decision may be renewed only if the U.K. continues to ensure an adequate level of data protection. During these four (4) years, the European Commission will continue to monitor the legal situation in the U.K. and could intervene at any point if the U.K. deviates from the level of data protection in place at the time of issuance of the adequacy decision. If the adequacy decision is withdrawn or not renewed, transfers of personal data from the EEA to the U.K. will require a valid “transfer mechanism” and we may be required to implement new processes and put new agreements in place, such as Standard Contractual Clauses, to enable transfers of personal data from the EEA to the U.K. to continue, which could disrupt our operations.

In addition, while the U.K. data protection regime currently permits data transfers from the U.K. to the EEA and other third countries covered by a European Commission adequacy decision, and currently includes a framework to permit the continued use of the existing version of the Standard Contractual Clauses for personal data transfers from the U.K. to third countries, this is subject to change in the future, and any such changes could have implications for our transfers of personal data from the U.K. to the EEA and other third countries. In particular, the U.K. Information Commissioner’s Office has stated that it is working on its own bespoke version of the Standard Contractual Clauses, and it is not clear whether the new Standard Contractual Clauses published by the European Commission will be accepted as a valid mechanism to permit the transfer of personal data from the U.K. to third countries and/or whether any U.K. version of the Standard Contractual Clauses will supersede the existing and/or new EU version of the Standard Contractual Clauses. This could necessitate the implementation of both U.K. and EU versions of Standard Contractual Clauses, which would require significant resources and result in significant cost to implement and manage.

Any failure or perceived failure by us to comply with federal, state, foreign laws or self-regulatory standards could result in negative publicity, diversion of management time and effort and proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. As we continue to expand into other foreign countries and jurisdictions, we may be subject to additional laws and regulations that may affect how we conduct business.

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

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, regulations and standards. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a regulatory agency may:

•	issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;
•	mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
•	revise labeling, including adding limitations on approved uses or the additions of additional warnings, contraindications or other safety information including boxed warnings;
•	impose an REMS which may include distribution on or use restrictions;
•	require that we conduct post-marketing studies;

•	require us to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend marketing of, withdraw regulatory approval of or recall such product;
•	suspend any ongoing clinical studies;
•	refuse to approve pending applications or supplements to applications filed by us;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products, refuse to permit the import or export of products or require us to initiate a product recall.

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

We currently have a sole-source relationship with Patheon N.V., a division of Thermo Fisher Scientific Inc., pursuant to which it supplies us with OPT-302 drug substance and drug product. If there should be any disruption in our supply arrangement with Patheon, including any adverse events affecting Patheon or Thermo Fisher Scientific, it could have a negative effect on the clinical development of OPT-302 and other operations while we work to identify and qualify an alternate supply source. In addition, we do not have a long-term supply arrangement to purchase anti-VEGF-A therapy for use in combination with OPT-302 in our clinical trials and acquire such drug product on a purchase-order basis. Any complications with our existing suppliers of anti-VEGF-A therapies could considerably delay our clinical trials for OPT-302, including our Phase 3 pivotal clinical program of OPT-302 for the treatment of wet AMD, or the regulatory approvals of OPT-302.

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
•

the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

•	mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
•

clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales;

•	misappropriation of our proprietary information, including our trade secrets and know-how;
•	termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us; and
•	reliance on the third-party for regulatory compliance, quality assurance and safety and pharmacovigilance reporting.

The FDA and other comparable non-U.S. regulatory authorities require manufacturers to register manufacturing facilities. The FDA and other comparable non-U.S. regulatory authorities also inspect these facilities to confirm compliance with cGMP. Contract manufacturers may face manufacturing or quality control problems causing drug-substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. We may have little to no control regarding the occurrence of third-party manufacturer incidents. Failure by our third-party manufacturers and suppliers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Any failure to comply with cGMP requirements or other FDA or comparable non-U.S. regulatory requirements could negatively impact our clinical research activities and our ability to develop OPT-302 or any future product candidates and market our products following approval.

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

In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer, we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines and the manufacturer may be required to obtain applicable licenses or approvals. The delays associated with the verification of a new manufacturer, if we are able to identify an alternative source, could negatively affect our ability to develop product candidates in a timely manner or within budget.

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

To date, OPT-302 has been manufactured by a single third-party manufacturer, Patheon, solely for preclinical studies and Phase 1, 2 and 3 trials. Any such failure will require us to seek alternative manufacturing sources, which may result in considerable additional expense and delays in our planned clinical trials. We have limited process-development capabilities and have access only to external manufacturing capabilities. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials or commercialization. Any delay or interruption in the supply of clinical trial materials, including as a result of breach by us or Patheon of our agreement with Patheon, or our inability to agree to the terms of supply or related services in any statement of work, could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

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

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and clinical trial protocols. Moreover, the FDA requires us to comply with standards, commonly referred to as current Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

We had a total of 352,152,542 ordinary shares outstanding as of June 30, 2022, which does not include the (52,822,881, 58,978,361 and 817,824) ordinary shares issued in connection with a previously announced private placement in August and September 2022 and the Share Purchase Plan completed September 2022. As of the date of this annual report, the exercise of all outstanding options/rights and ADS options exercisable for ordinary shares would enable the subscription of new ordinary shares representing approximately 8.6% of the diluted share capital.  The ordinary shares subject to subscription under outstanding options exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders to obtain a premium from such transactions. See Exhibit 2.3 “Description of Securities” as well as our Constitution, which is included as an exhibit to this annual report.

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

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to intangible assets, share-based compensation expense, and income tax. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

As a foreign private issuer listed on Nasdaq, we will be subject to its corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration and Nomination committees, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the board of directors are present. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G—Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2022. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

We are an “emerging growth company,” as defined in the JOBS Act.  For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and if we were to lose our foreign private issuer status, -exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Pursuant to Section 404, our management will be required to assess and attest to the effectiveness of our internal control over financial reporting in connection with issuing our consolidated financial statements as of and for the fiscal year ended June 30, 2022. Section 404 also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the initial public offering of our ADSs.

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

There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and based on the nature and composition of our income, assets, activities and market capitalization, it is likely that we will be a PFIC for our taxable year ended June 30, 2022, and in future taxable years.  However, our PFIC status is based on an annual determination and may change from year to year.  Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be volatile, from time to time.  Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below in the section titled “Item 10E – Taxation”) holds ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. We will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs, regardless of whether we continue to meet the PFIC test described above, unless the

U.S. holder makes a valid and timely qualified electing fund (QEF) or mark-to-market election, or makes a deemed sale election once we cease to be a PFIC; however, we do not currently intend to provide the information necessary for a U.S. holder to make a QEF election. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see “Item 10E—Taxation.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, (directly, indirectly or constructively,) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated, for U.S. federal income tax purposes, as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes a U.S. subsidiary (Opthea US Inc.), certain of our current and future non-U.S. subsidiaries will be treated as controlled corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and payment obligations described above.  Failure to comply with such obligations may subject a United States shareholder to significant monetary penalties and stall the beginning of the statute of limitations period for relevant U.S. federal income tax returns. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

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

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. While we have not identified any material weaknesses in our internal controls over financial reporting as of June 30, 2022, and have remediated prior material weaknesses, if in the future, we fail to maintain effective internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404(a).

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

For a description of our principal capital expenditures and divestitures for the three years ended June 30, 2022, and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects”.

4B.	Business Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-product candidate, OPT-302, a biologic designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, OPT-302 differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for OPT-302 combination therapy is wet AMD, a chronic, progressive disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg OPT-302, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of OPT-302 in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy in March 2021. We expect to report topline data from these Phase 3 clinical trials in mid 2024. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of OPT-302 in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize OPT-302 for the treatment of wet AMD and DME and believe that the novel treatment mechanism of OPT-302 has the potential to provide therapeutic benefit for other progressive eye diseases.

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

Wet AMD affects approximately one million people in the United States and 2.5 million people in Europe. The standard of care for wet AMD and other ocular neovascular diseases is the administration of monotherapies that primarily inhibit VEGF-A. These therapeutic agents, which include ranibizumab and aflibercept, prevent VEGF-A molecules from binding to, and activating, VEGF receptors and thereby inhibit the formation and permeability of blood vessels. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. Many wet AMD patients also experience suboptimal clinical responses despite receiving one or both of the leading standard of care treatments ranibizumab and aflibercept, which had combined annual worldwide sales of over US$12 billion in 2021. In addition, nearly half of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. As a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet

AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab and aflibercept.

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

In our completed Phase 2b wet AMD clinical trial, 2.0 mg OPT-302 in combination with ranibizumab demonstrated a statistically significant superior mean gain in visual acuity at week 24 compared to patients treated with ranibizumab with a sham injection, which we refer to as ranibizumab monotherapy. The trial was an international, multi-center, double-masked trial in 366 treatment-naive patients with wet AMD. Patients were randomized into three groups and received intravitreal injections every four weeks of either 0.5 mg or 2.0 mg OPT-302 in combination with 0.5 mg ranibizumab or 0.5 mg ranibizumab monotherapy. Treatments were administered by intravitreal injections once every four weeks for 20 weeks (six treatments in total). The primary endpoint was the mean change at week 24 in best corrected visual acuity, or BCVA, from baseline on the Early Treatment of Diabetic Retinopathy Study, or ETDRS, standardized eye chart, which we refer to as visual acuity. Patients treated with 2.0 mg OPT-302 combination therapy demonstrated a statistically significant improvement in visual acuity compared to patients treated with ranibizumab monotherapy. In the patients that received 2.0 mg OPT-302 combination therapy, visual acuity improved at week 24 from baseline by a mean of +14.2 letters compared to +10.8 letters for those treated with ranibizumab monotherapy, a statistically significant benefit of +3.4 letters. Patients that received 2.0 mg OPT-302 combination therapy also demonstrated improvements in retinal anatomy which were consistent with the visual acuity gains observed in the trial, including reductions in retinal fluid and lesion size by week 24. In a pre-specified subgroup analysis, greater activity of OPT-302 was observed in lesion types that are considered more difficult to treat with anti-VEGF-A therapy. Our clinical experience to date, which includes administration of OPT-302 to patients enrolled in our Phase 3 clinical trials, as well as administration of over 1,800 doses of OPT-302 to 399 patients with retinal disease in our Phase 1 and Phase 2 clinical trials, indicates that OPT-302 intravitreal injections are well tolerated, with the incidence of treatment-emergent adverse events, or TEAEs, comparable to anti-VEGF-A monotherapy in our clinical trials.

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

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD in March 2021. These double-masked, sham-controlled Phase 3 clinical trials enrolled treatment-naive patients and assessed the efficacy and safety of 2.0 mg of OPT-302 in combination with ranibizumab (Lucentis) (referred to as the ShORe trial) or aflibercept (Eylea) (referred to as the COAST trial), compared to ranibizumab or aflibercept monotherapy in each respective trial. In addition, to understand the durability of OPT-302 treatment effect with less frequent dosing, each trial compared the clinical efficacy of OPT-302 administered in combination with the applicable VEGF-A inhibitor on an every four-week and every eight-week dosing regimen. For consistency, the ShORe and COAST Phase 3 trials built upon and maintain key features of our Phase 2b clinical trial of OPT-302 combination therapy for the treatment of wet AMD, while evaluating the administration of OPT-302 combination therapy over a longer treatment period and in a greater number of patients. The primary endpoint of both trials will be the mean change in visual acuity from baseline at week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. Since the first patients were treated in our Phase 3 pivotal program in March 2021, we have continued to activate additional clinical trial sites and recruit patients in the U.S., Europe and other regions of the world. In August 2021, the first sites opened enrollment in Canada, and in October 2021 the first sites opened enrollment in Europe and Asia Pacific. In total, we expected to enroll approximately 990 patients into each trial, with patients recruited from more than 20 countries worldwide. Our efforts to advance our Phase 3 clinical trials, including clinical trial activations and trial site engagements, have been challenged in part by the COVID-19 pandemic and administrative delays. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, including trial site activation and patient enrollment. We continue to expect to complete patient recruitment in the Phase 3 clinical trials of OPT-302 for the treatment of wet AMD by mid-2023, with topline data to be reported when all patients complete the 52-week treatment period for the primary analysis in mid-2024. If the results at the completion of the primary efficacy phase at week 52 of the Phase 3 clinical trials are favorable, we intend to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively.

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

While we intend to focus our development efforts on seeking commercialization of OPT-302 for the treatment of wet AMD, we are also investigating the therapeutic potential of OPT-302 for DME. DME is a progressive eye disease and a complication of diabetic retinopathy, or DR, a condition caused by chronically elevated glucose levels in diabetics that damages the retina. DME can cause blurred vision, severe vision loss and blindness. Wet AMD and DME share a similar underlying pathophysiology, including retinal neovascularization and increased vascular permeability, and as a result, VEGF-A inhibitors are also considered the standard of care treatment for DME. Based on its mechanism of action and clinical results to date, we believe that OPT-302 also has the potential to deliver therapeutic benefit in DME patients. In our Phase 1b/2a clinical trial of OPT-302 in combination with aflibercept in patients with treatment-refractory DME, we observed evidence of improved clinical outcomes following OPT-302 combination therapy in this indication.

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

Our Company

We are a public company listed on the Australian Securities Exchange and Nasdaq. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in neovascular disease. Megan Baldwin, Ph.D., our Chief Executive Officer and Managing Director, has over 20 years of research and development and biopharmaceutical industry experience on neovascularization and therapeutic strategies in ophthalmic indications and cancer. Prior to joining our company, she was a postdoctoral research fellow and an associate market planning manager at Genentech, where she conducted angiogenesis research before joining the anti-angiogenic therapy commercial group. Karen Adams, our Vice President Finance and Company Secretary, was previously the Chief Financial Officer of the Victor Smorgon Group. She has over 20 years’ experience of financial management in board-level positions for private and listed companies in Australia, UK, the US and Ireland. Dr Joel Naor, Chief Medical Officer has over two decades of experience leading clinical development programs that target retina conditions. Previously Dr Naor served as Vice President of Clinical Science and Development Operations at Kodiak Sciences Inc and was the Chief Medical Officer for Macusight, Inc until the company was acquired by Saten Inc, in 2010, and subsequently served as Vice President and Head of Global Medical Affairs for Saten Inc. Judith Robertson, our Chief Commercial Officer, was previously Chief Commercial Officer of Eleusis Ltd and Chief Commercial Officer of Aerie Pharmaceuticals. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceutical and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon).We believe that the breadth of experience and successful track record of our senior management, combined with our established relationships with leaders in the industry and medical community, provide us with unique insights into biologic drug development for the treatment of neovascular disease.

Our Strategy

Our goal is to become a leader in developing and commercializing therapeutics for the treatment of retinal diseases. The key elements of our strategy are to:

•

Advance OPT-302 through two concurrent Phase 3 trials for the treatment of wet AMD.  Based on the positive results of our Phase 2b trial in wet AMD, we initiated two concurrent pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of OPT-302 in combination with anti-VEGF-A therapy in March 2021. We expect to report top-line results in mid-2024. If these results are favorable, we plan to file for marketing approval for OPT-302 for the treatment of wet AMD in the United States, the European Union and other territories.

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

•

Maximize the commercial potential of OPT-302.  We retain worldwide rights for the development and commercialization of OPT-302. If OPT-302 receives marketing approval in the United States and the European Union for wet AMD or any other retinal indications we are pursuing, we intend to establish our own commercial organization in these key territories. We may also enter into collaborations where we believe there is an opportunity to accelerate the development and commercialization of OPT-302 in select territories.

Our Pipeline

The following table summarizes the stage of clinical development and status of our product candidate, OPT-302:

Product
Clinical Trials & Combination Agent(s)
Research/ Preclinical
Phase 1
Phase 2
Phase 3
Commercial Rights
Wet Age-Related Macular Degeneration (Wet AMD)
OPT-302
Target: VEGF-C/D
Completed Phase 2b:
Ranibizumab
Two planned Phase 3 trials:
Ranibizumab (ShORe),
Aflibercept (COAST)
OPTHEA
(Worldwide)
Diabetic Macular Edema (DME)
OPT-302
Target: VEGF-C/D
Phase 1b/2a:
Aflibercept
OPTHEA
(Worldwide)
Co-Formulation (OPT-302 + VEGF-A Inhibitor)
Co-Formulated
OPT-302 + VEGF-A Inhibitor
Target: VEGF-C/D & VEGF-A
OPTHEA

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

VEGF-A

VEGF-A is the most well-characterized member of the VEGF family of growth factors and was the first to be targeted for therapeutic intervention. VEGF-A is a potent growth factor and its relevance in ophthalmic neovascularization has been well-established. Overexpression of VEGF-A in animal models has shown VEGF-A to be a causal factor in the development of neovascularization and vascular permeability, which are key hallmarks in the progression of wet AMD. In wet AMD patients, VEGF-A levels are shown to be elevated in the aqueous humor fluid of the eye. VEGF-A binds to VEGFR-1, which acts to regulate VEGF-A activity, and VEGFR-2, which is a key driver of neovascularization and vascular permeability. Several inhibitors of VEGF-A have been approved to treat a number of neovascular ocular diseases. The two leading ocular VEGF-A inhibitors by revenue, ranibizumab and aflibercept, had combined annual worldwide sales of over US$12 billion in 2021.

VEGF-C and VEGF-D

VEGF-C and VEGF-D contribute to the development and persistence of neovascular diseases, as evidenced by their elevated levels in multiple pathological conditions. Both VEGF-C and VEGF-D can stimulate neovascularization and VEGF-C can induce permeability by binding to VEGFR-2, independent of VEGF-A activity. Additionally, VEGF-C and VEGF-D bind to VEGFR-3, a receptor that is not activated by VEGF-A, which confers biological activities to both VEGF-C and VEGF-D that are distinct from those of VEGF-A. Activation of VEGFR-3 can stimulate vascular proliferation and modulate vascular permeability, vascular leakage and edema formation. The receptor binding profiles, and the distinct biological activities of VEGF-C and VEGF-D suggest that inhibiting VEGF-C and VEGF-D may have therapeutic potential in ocular diseases by acting independently of, and in tandem with, the activity of VEGF-A inhibitors.

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

OPT-302

We are developing our Phase 3 product candidate, OPT-302, a biologic designed to inhibit VEGF-C and VEGF-D, to complement existing VEGF-A inhibitors, for the treatment of ophthalmic diseases, including wet AMD and DME. Anti-VEGF-A therapies represent the standard of care for wet AMD and other retinal diseases. However, there remains a significant unmet need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, OPT-302 differs from standard of care VEGF-A inhibitors, and in combination with a VEGF-A inhibitor, is designed to address the sub-optimal clinical responses of anti-VEGF-A monotherapies by achieving broader inhibition of the VEGF family to improve visual acuity over standard of care anti-VEGF-A monotherapies.

In 2019, we completed a 366-patient Phase 2b clinical trial of OPT-302 in combination with ranibizumab for the treatment of wet AMD, which met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of OPT-302 in combination with anti-VEGF-A therapy compared to a standard of care monotherapy in March, 2021. We initiated these two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of OPT-302 in combination with anti-VEGF-A therapy compared to anti-VEGF-A monotherapy. We expect to report topline data from these Phase 3 clinical trials in mid-2024. In addition, in our Phase 1b/2a clinical trial of OPT-302 in combination with aflibercept for the treatment of persistent DME, we observed evidence of clinical activity and improvements in visual acuity outcomes compared to aflibercept monotherapy. OPT-302 was observed to be well tolerated across Phase 1 and Phase 2 clinical studies in two disease indications following intravitreal administration of over 1,800 doses of OPT-302 to 399 patients either as monotherapy or in combination with standard of care VEGF-A inhibitors.

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

Current Treatments for Wet AMD and Their Limitations

There are five VEGF-A inhibitors approved by the U.S. Food and Drug Administration, or FDA, for the treatment of wet AMD, all of which are administered by regular intravitreal injections as monotherapy. These VEGF-A inhibitors include: the VEGF-A specific antibody ranibizumab, the antibody fragment brolucizumab (Beovu), the bispecific antibody faricimab (Vabysmo) and the VEGFR-based ligand trap aflibercept. The VEGF-A antibody, bevacizumab, an FDA approved therapy for colorectal and other cancers, is also used off-label by many physicians to treat wet AMD, comprising approximately 46% of anti-VEGF-A injections administered globally. In addition, pegaptanib sodium (Macugen) is an aptamer or antibody-like RNA construct that inhibits VEGF-A but is now infrequently administered following the approval of biologic VEGF-A inhibitors. Recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor whilst reducing the number of injections.

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

Market Opportunity for the Treatment of Wet AMD

Wet AMD affects approximately 1 million people in the United States and 2.5 million in Europe. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. Many wet AMD patients also experience suboptimal clinical responses despite receiving one or both of the leading standard of care treatments ranibizumab and aflibercept, which had combined annual worldwide sales of over US$12 billion in 2021. In addition, nearly half of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. As a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab and aflibercept.

We believe that OPT-302, used in combination with standard of care VEGF-A inhibitors, can address the significant unmet need for wet AMD patients by providing improved outcomes over that which can be achieved by inhibiting VEGF-A alone.

Phase 1/2a Clinical Trial Results in Wet AMD

In 2017, we completed a Phase 1/2a clinical trial of OPT-302 for the treatment of wet AMD patients under an investigational new drug, or IND, application accepted by the FDA in 2015. The trial was divided into two parts. Part 1 was a Phase 1 first-in-human 20-patient dose-escalation study in which OPT-302 was administered at three escalating doses (0.3 mg, 1.0 mg or 2.0 mg), either in combination with 0.5 mg ranibizumab or alone as a 2.0 mg monotherapy, once every four weeks for a total of three doses, with a follow-up visit at week 12. Part 2 was a Phase 2a 31-patient dose-expansion trial in which 2.0 mg OPT-302 was administered in combination with ranibizumab or as a monotherapy once every four weeks for a total of three doses, with a follow-up visit at week 12. Of the 51 patients dosed, 49% were treatment naive and 51% were previously treated with anti-VEGF-A therapy. The previously-treated patients received an average of 17 prior treatments, equating to prior treatment over an average of 1.3 years, of an intravitreal VEGF-A inhibitor prior to enrolling in the trial. The Phase 1/2a trial was conducted at 14 trial sites in the United States.

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

Phase 2b Clinical Trial Results in Wet AMD

Based on the positive results of the Phase 1/2a trial, we completed an international, multi-center, double-masked Phase 2b clinical trial of OPT-302 in combination with ranibizumab in a total of 366 treatment-naive patients in August 2019. As illustrated in the figure below, patients were randomized into three groups to receive either 0.5 mg or 2.0 mg OPT-302 with 0.5 mg ranibizumab or ranibizumab monotherapy, which included a sham injection. A sham intravitreal injection involves pressing a syringe hub against the surface of the eye to mimic an intravitreal injection so that the patient remains masked to the treatment group to which they have been randomized. Administration was by intravitreal injection once every four weeks for 20 weeks (six treatments in total). The primary endpoint of the clinical trial was the mean change in BCVA from baseline on the ETDRS standardized eye chart at week 24. Secondary outcome measures included the proportion of patients gaining ≥15 letters in BCVA, changes in retinal thickness, change in intraretinal and subretinal fluid and proportion of patients losing ≥15 letters in BCVA.

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

Pivotal Phase 3 Clinical Trials in Wet AMD

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD in March 2021. These double-masked, sham-controlled Phase 3 clinical trials enroll treatment-naive patients and assess the efficacy and safety of 2.0 mg of OPT-302 in combination with anti-VEGF-A therapy for treatment-naive patients with wet AMD compared to a standard of care anti-VEGF-A monotherapy. In addition, to understand the durability of OPT-302 treatment effect with less frequent dosing, each trial compares the clinical efficacy of OPT-302 administered in combination with the applicable VEGF-A inhibitor on an every 4-week and every 8-week dosing regimen. The primary endpoint of both trials will be the mean change in visual acuity from baseline at week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. We expect to report topline data in mid-2024. If the results at the completion of the primary efficacy phase at week 52 of the Phase 3 clinical trials are favorable, we intend to file for marketing approval for OPT-302 for the treatment of wet AMD in the United States, the European Union and certain other territories.

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

For consistency, the ShORe and COAST Phase 3 trials build upon and maintain key features of our Phase 2b clinical trial of OPT-302 combination therapy for the treatment of wet AMD, while evaluating the administration of OPT-302 combination therapy over a longer treatment period and in a greater number of patients. In addition, the results of our Phase 2b clinical trial has informed the design of the Phase 3 trials. Analysis of the Phase 2b trial demonstrated that OPT-302 combination therapy increased visual acuity by a further +5.7 letters over ranibizumab monotherapy in wet AMD patients with minimally classic and occult lesions, representing the majority of wet AMD patients. Based on these positive data, primary analysis of the primary endpoint of the Phase 3 trials will be first conducted in patients with minimally classic and occult lesions administered OPT-302 every four weeks and every eight weeks, followed by analysis on the total patient population.

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

Diabetic Macular Edema

Diabetic macular edema is a complication of DR, a disease affecting the blood vessels of the retina in diabetics. Chronically elevated blood glucose levels, or hyperglycemia, causes damage to the small blood vessels or capillaries in the retina in patients with diabetes. The consequent chronic decrease in oxygen supply to retinal cells results in tissue damage that is referred to as DR. Approximately one-third of patients with DR or up to 10% of diabetics develop DME, which is characterized by accumulation of fluid and retinal thickening within the macula and is responsible for most of the central visual loss experienced in the diabetic population. Central-involved DME is diagnosed when swelling or edema occurs from fluid leaking into the central fovea region of the macula.

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

Market Opportunity for the Treatment of DME

It is estimated that between 1.3 million and 2.0 million people worldwide, including 14% of Type 1 diabetics and 6% of Type 2 diabetics, have DME. The risk of developing DME increases with time. According to the Wisconsin Epidemiologic Study of Diabetic Retinopathy, after 10 years of follow-up, 20% of patients with Type 1 diabetes and 25% of those with Type 2 diabetes will have developed DME. Ranibizumab and aflibercept, two VEGF-A inhibitors approved for the treatment of DME, generated combined annual worldwide sales of over US$12 billion in 2021. Approximately 22% of these sales are attributable to the treatment of DME.

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

Intellectual Property

As of June 30, 2022, we have rights to 19 issued U.S. patents, five U.S. patent applications, 68 issued non-U.S. patents and four pending non-U.S. applications. All of our current issued patents and patent applications are projected to expire between September 2022 and November 2034.

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

With respect to OPT-302, we own a patent family with two issued U.S. patents, an issued European patent validated in 38 countries and non-U.S. patents granted in Australia, Canada, China, Colombia, Indonesia, Israel, India, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. Patent applications are pending in the United States and in Europe, Brazil, Malaysia and Philippines. The two issued U.S. patents have claims covering the composition of matter of OPT-302 and its use and/or nucleic acids, vectors, and host cells for producing it. These issued patents and pending patent applications, if issued, are expected to expire in 2034, without taking into account any patent term extension.

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

Patents expire, on a country by country basis, at various times depending on various factors, including the filing date of the corresponding patent application(s), the availability of patent term adjustment, patent term extension and supplemental protection certificates and requirements for terminal disclaimers. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application or its foreign equivalent in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. In the United States, a patent may also be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process in the US. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended, with extended rights limited to the approved product, its approved uses, and/or its manufacture.

Although we believe our owned and licensed patents and patent applications provide us with a competitive advantage, the patent positions of biotechnology and pharmaceutical companies can be uncertain and involve complex legal and factual questions. We may not be able to develop patentable products or processes or obtain patents from pending patent applications. In the event of patent issuance, the patents may not be sufficient to protect the proprietary technology owned by or licensed to us or our partners. Our current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented. In addition, changes to patent laws in the United States or in other countries may limit our ability to defend or enforce our patents, or may apply retroactively to affect the term and/or scope of our patents. Our patents have been and may in the future be challenged by third parties in post-issuance administrative proceedings or in litigation as invalid, not infringed or unenforceable under U.S. or foreign laws, or they may be infringed by third parties. As a result, we have or may be from time to time involved in the defense and enforcement of our patent or other intellectual property rights in a court of law and administrative tribunals, such as in USPTO inter partes review or reexamination proceedings, foreign opposition proceedings or related legal and administrative proceedings in the United States and elsewhere. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings or litigation may be substantial and the outcome can be uncertain. An adverse outcome may allow third parties to use our proprietary technologies without a license from us.

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

As of June 30, 2022, we or our subsidiaries have registered and own “Opthea” as a trademark in ten jurisdictions, including the United States and Europe. Other than the registered trademark listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in non-U.S. countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various nonclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of OPT-302 or any future product candidate.

U.S. Biological Product Development

In the United States, the FDA regulates biologics under both the Federal Food, Drug and Cosmetic Act and the Public Health Service Act and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market regulations may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Our product candidates and any future biological product candidates we develop must be approved by the FDA through a biologics license application, or BLA, process before they may be legally marketed in the United States. The BLA is a request for approval to market the biologic for one or more specified indications and must contain proof of safety, purity and potency. The FDA review and approval process generally involves the following:

•	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s current Good Laboratory Practices regulations;
•	submission to the FDA of an IND, which must become effective before clinical trials may begin and contain an Investigator’s Brochure that must be updated annually or when significant changes are made;
•	approval by an institutional review board, or IRB, or ethics committee at each clinical site before the trial is commenced;
•	performance of adequate and well-controlled human clinical trials to establish the safety, purity and potency of the proposed biologic product candidate for its intended purpose;
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
•

satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with current good manufacturing practices, or cGMP, and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCP; and

•

FDA review and approval, or licensure, of the BLA to permit commercial marketing of the product for specific indications supported by the data from clinical trials that support use in specific indications in the United States.

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

Additionally, the federal Physician Payments Sunshine Act, or the Sunshine Act, within the Affordable Care Act, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians (defined to include (doctors, dentists, optometrists, podiatrists and chiropractors) certain other healthcare professionals (such as physicians assistants and nurse practitioners) and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to report accurately could result in penalties.

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

Since its enactment, there have been executive, legal and political challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Cuts and Jobs Act, or TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the Affordable Care Act will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect until 2031 unless additional Congressional action is taken. These Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA concurrently released a final rule and guidance in September, 2020, providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Medicare Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The implementation of the rule has been delayed until January 1, 2023. Further, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare

Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes.  Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to CMS or be subject to civil monetary penalties. The HHS Secretary has been directed to promulgate regulations to implement the Program and other IRA health reform measures Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control biopharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing.

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

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. In particular, non-clinical studies, both in vitro and in vivo, must be planned, performed, monitored, recorded, reported, and archived in accordance with the GLP principles, as set forth in Directive 2004/10/EC, which define a set of rules and criteria for a quality system for the organizational process and the conditions for non-clinical studies. These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

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

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation came into effect in the EU on January 31, 2022. The Clinical Trials Regulation is directly applicable in all the EU member states, repealing the Clinical Trials Directive 2001/20/EC. A three-year transition period is in place to move from the previous European Communities (Clinical Trials on Medicinal Products for Human Use) Regulations, SI No 190 of 2004 which transposed into law the provision of Council Directive 2001/20/EC. The transition period sets out the following key timelines:

•From 31 January 2022 until 31 January 2023  - All initial clinical trial applications can be submitted under either the Directive or the Clinical Trial Regulation.

•From 31 January 2023  - All initial clinical trial applications need to be submitted under the Clinical Trial Regulation.

•From 31 January 2022 until the end of the transition period - Ongoing clinical trials previously authorized under the Directive can remain under the Directive, or they can transition to the Clinical Trial Regulation.

•By 31 January 2025 all ongoing clinical trials will be required to have transitioned to the Clinical Trial Regulation and will need to be migrated to CTIS.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the "EU portal"; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed first by a single “reference” member state whose conclusions are then assessed by the competent authorities of all EU member states in which an application for authorization of a clinical trial has been submitted to “concerned” member states. Part II is assessed separately by each concerned EU member state. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU member state. However, overall related timelines will be defined by the Clinical Trials Regulation, which provides Sponsors a reliable timeline to evaluate the approval of the clinical trial throughout Europe.

Marketing Authorizations

To obtain a marketing authorization, or MA, for a product in the EU, an applicant must submit a Marketing Authorization Application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU member states (decentralized procedure, national procedure, or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU member states. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions, and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional on the related approval of the EMA.

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

As of June 30, 2022, we had eighteen (18) full-time employees, eight (8) of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2022, our employees were equally based in Australia and United States, with thirteen employees in our research and development and commercialization department and five employees in our general and administrative department.

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

We occupy approximately 591 square feet of office space in South Yarra, Victoria, Australia under a lease that expires in July 2022. In July 2022, the lease was extended for a further three years. We believe that our existing facilities are adequate to meet our current needs and that suitable additional alternative facilities will be available in the future on commercially reasonable terms to meet our future needs.

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

Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-ready product candidate, OPT-302, a biologic designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development, OPT-302 differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for OPT-302 combination therapy is wet AMD, a chronic, progressive disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg OPT-302, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of OPT-302 in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy in March 2021. We expect to report topline data from these Phase 3 clinical trials in mid-2024. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of OPT-302 in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize OPT-302 for the treatment of wet AMD and DME and believe that the novel treatment mechanism of OPT-302 has the potential to provide therapeutic benefit for other progressive eye diseases.

We were founded in 1984 and completed our initial public offering and listing of ordinary shares on the Australian Securities Exchange in 1985. In October 2020, we completed a U.S, initial public offering of ADSs on Nasdaq. In April 2007, we acquired intellectual property relating to VEGF receptor 3 and subsequently developed the intellectual property for our lead product candidate, OPT-302. Our development focus on the treatment of retinal diseases began in 2013. Since then, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, developing and manufacturing our lead product candidate, OPT-302, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Our operations relating to the development of OPT-302 have been financed primarily through the issuance and sale of new ordinary shares totaling US$235.3 million through June 30, 2022. We have also received an aggregate of US$31.5 million (A$44.5 million) in cash tax incentives for the five fiscal years ended June 30, 2022 under the Research and Development, or R&D, Tax Incentive Scheme for the funding of the development of and clinical trials for OPT-302.

We have incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on the successful development and eventual commercialization of OPT-302 and any future product candidates. Our total comprehensive loss was US$11.1 million, US$44.9 million, and US$92.8 million for the years ended June 30, 2020, 2021 and 2022, respectively. As of June 30, 2022, we had an accumulated loss of US$216.9 million. We expect to continue to incur significant expenses for at least the next several years as we advance OPT-302 through late-stage clinical development, including our planned pivotal Phase 3 trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD, and, if these results are favorable, seek regulatory approval for OPT-302. In addition, we may also pursue development of OPT-302 for the treatment of additional indications, including DME, retinal vein occlusion and other indications in which OPT-302 has the potential to provide therapeutic benefit. In addition, if we obtain marketing approval for OPT-302, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur additional costs associated with operating as a public company in the United States, including significant additional legal, accounting, investor relations, compliance and other expenses.

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

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Investor agreed to provide funding to support our development of OPT-302 for the treatment of wet AMD.  Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to $170 million at Investor’s option, of which $50 million has already been funded with the remainder being funded in two additional tranches to be paid on December 31, 2022, and December 31, 2023, respectively.  If OPT-302 is approved in a major market Carlyle and Abingworth will be eligible to receive fixed success payments, as well as variable success payments of 7% on annual net sales, which collectively terminate after reaching four times the funded amount.  In addition, we received commitments for the private placement of ordinary shares for aggregate gross proceeds of US$90 million consisting of two tranches (the “PIPE”).  We have closed the first tranche of $41.9 million and the second tranche of $47.5 million, was approved by shareholders on September 26, 2022, and is expected to be issued and received September 30, 2022.

In addition to the above, on September 26, Opthea completed its Share Purchase Plan raising US$618 thousand (AU$940 thousand) and issuing 817,824 ordinary shares. See Note 31, Events After the Balance Sheet Date to the Consolidated Financial Statements in this annual report.

As of June 30, 2022, we had cash and cash equivalents of US$44.6 million. We believe that our existing cash and cash equivalents as of June 30, 2022, together with the net proceeds from the Funding Agreement and PIPE, will enable us to fund our operating and research and development expenses through at least the fourth calendar quarter of 2024. The amounts and timings of our expenditures will depend upon and have been impacted in the past, and may continue to be impacted by, numerous factors, including the results of our research and development efforts, the timing and success of ongoing clinical trials or clinical trials that we may commence in the future, the timing of regulatory submissions, the performance and costs efficiency of CROs and the continuing impacts of the COVID-19 pandemic and macroeconomic challenges. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We may also experience future delays in our clinical development or commercialization of OPT-302 for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate.  We intend to focus our development efforts on achieving commercialization of wet AMD for the treatment of wet AMD, and we will require additional funding to reach commercialization of OPT-302 in any indication, including wet AMD.  In addition, we may require additional external funding to meet the minimum cash condition under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for OPT-302 for the treatment of wet AMD. See “—Liquidity and Capital Resources.”

Impact of COVID-19

We continue to closely monitor how the COVID-19 pandemic has affected and may continue to affect our employees, business, preclinical studies and clinical trials. In response to the COVID-19 pandemic, we transitioned to flexible working arrangements including some remote working environment for all of our employees. There is significant uncertainty relating to the trajectory of the pandemic, including due to emerging variant strains of the virus with varying degrees of vaccine resistance as well as resulting continued quarantine measures and travel restrictions implemented by governments and authorities. The impact of related responses and disruptions caused by the COVID-19 pandemic have resulted and may continue to result in difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials and the incurrence of unforeseen costs as a result of disruptions in clinical supply or clinical trial delays. In particular, we have experienced significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, due in part to the COVID-19 pandemic and its related effects, which have challenged and delayed our efforts to activate clinical trial sites and enroll patients. The impact of COVID-19 on our future results will largely depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, emerging variant strains of COVID-19, travel restrictions and social distancing in Australia and other countries, business closures or business disruptions, the ultimate impact on financial markets and the global economy and the effectiveness of actions taken in Australia, the United States and other countries to contain and treat the disease.

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

Other Income

Other income primarily comprises funding under a one-time Australian government grant and the Australian Tax Office.

Operating Expenses

Research and Development Expenses.    Research and development expenses comprise the research project costs related to the development programs, including clinical trials, for OPT-302 for the treatment of wet AMD and DME. R&D expenses also include:

•	expenses incurred in connection with the clinical development of our product candidates, including under agreements with third parties, such as consultants and CROs;
•	the cost of manufacturing and purchasing drug products for use in our clinical trials, including under agreements with third parties, such as consultants and CMOs;
•	facilities, depreciation and other expenses, which include direct or allocated expenses for rent, maintenance of facilities and insurance;
•	costs related to compliance with regulatory requirements; and
•	clinical trial insurance.

We expense R&D costs as incurred and have not capitalized any amounts of R&D costs as of June 30, 2022. For the year ended June 30, 2020, we did not make any advance payments for goods or services to be received in future periods for use in R&D activities however in the years ended June 30, 2021 and 2022, we made advance payments for R&D activities that will be provided by our CROs.

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

R&D expenses in fiscal years after June 30, 2022 are expected to comprise costs of a similar nature to that recorded to date. Product candidates in later stages of clinical development, such as OPT-302, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our R&D expenses will increase in connection with our planned clinical development, manufacturing and regulatory approval activities in the near term and in the future, including as we continue our pivotal Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD.

At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of OPT-302 and any future product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•

the scope, rate of progress and expense of our planned clinical trials as well as other R&D activities, including impacts of the COVID-19 pandemic and macroeconomic challenges such as inflationary pressures and supply chain disruptions;

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

Finance Income – Interest income

Finance income primarily comprises of finance income from interest on bank deposits.

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

Results of Operations for the Fiscal Years Ended June 30, 2020, 2021 and 2022

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented.

	2022	2021	2020

	US$	US$	US$
	(in thousands)
Revenue	91	68	59
Other income	108	27	42
Operating expenses
Research and development expenses	(78,654)	(25,892)	(12,064)
Patent expenses	(132)	(137)	(282)
Intellectual property costs	(29)	(291)	(74)
Administrative expenses	(17,901)	(13,400)	(4,703)
Occupancy expenses	(21)	(18)	(23)
Finance income - interest income	235	372	480
Net foreign exchange gain (loss)	(2,814)	(11,012)	(265)
Loss before income tax	(99,116)	(50,283)	(16,832)
Income tax benefit	6,299	4,939	5,709
Loss for the year	(92,817)	(45,344)	(11,123)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets	—	469	41
Other comprehensive income for the period, net of tax	—	469	41
Total comprehensive loss for the year	(92,817)	(44,875)	(11,082)

Revenue

Revenue was US$68 thousand for the fiscal year ended June 30, 2021, compared to US$91 thousand for the fiscal year ended June 30, 2022. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2021 and 2022 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of OPT-302 which are not currently under development.

Revenue was US$59 thousand for the fiscal year ended June 30, 2020, compared to US$68 thousand for the fiscal year ended June 30, 2021. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2020, and 2021 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of OPT-302 which are not currently under development

Other Income

Other income was US$27 thousand for the fiscal year ended June 30, 2021, compared to US$108 thousand for the fiscal year ended June 30, 2022. The increase in 2022 is due to the receipt of fees from BNY Mellon ADR holders which offsets the decrease in 2021 that was primarily due to a one-time Australian government grant.

Other income was US$42 thousand for the fiscal year ended June 30, 2020, compared to US$27 thousand for the fiscal year ended June 30, 2021. The decrease in 2021 was primarily due to Australian government grant compared to the receipt of a US$42 thousand one-time ATO grant during the fiscal year ended June 30, 2020.

Research and Development Expenses

Research and development expenses were US$25.9 million for the fiscal year ended June 30, 2021, compared to US$78.7 million for the fiscal year ended June 30, 2022. This increase was primarily due to costs relating to our Phase 3 clinical trial of OPT-302 for the treatment of wet AMD that started during the fiscal year ended June 30, 2021, chemistry manufacturing and controls costs incurred during the fiscal year ended June 30, 2022 related to manufacturing activities for our Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD.

Research and development expenses were US$12.1 million for the fiscal year ended June 30, 2020, compared to US$25.9 million for the fiscal year ended June 30, 2021. This increase was primarily due to costs related to our Phase 3 clinical trial of OPT-302 for the treatment of wet AMD that started during the fiscal year ended June 30, 2021, chemistry manufacturing and controls costs incurred during the fiscal year ended June 30, 2021 related to manufacturing activities in preparation for our Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD.

Our research and development expenses are broken down as set forth in the table below:

	2022	2021	2020

	US$	US$	US$
	(in thousands)
Costs related to the ShORe Phase 3 clinical trial of OPT-302 for the treatment of wet AMD	36,675	9,277	—
Costs related to the COAST Phase 3 clinical trial of OPT-302 for the treatment of wet AMD	27,520	7,886	—
Costs related to the Phase 2b clinical trial of OPT-302 for the treatment of wet AMD	—	(148)	2,148
Costs related to the Phase 1b/2a clinical trial of OPT-302 in DME	—	795	5,390
Chemistry manufacturing and controls	14,430	8,048	3,958
Other direct non-clinical expenses	29	34	568
Total research and development expenses	78,654	25,892	12,064

Patent Expenses

Patent expenses were US$137 thousand for the fiscal year ended June 30, 2021, compared to US$132 thousand for the fiscal year ended June 30, 2022. This decrease was primarily due to validation work carried out on our European patent application across multiple jurisdictions in 2020 and maintained in 2021 and 2022.

Patent expenses were US$282 thousand for the fiscal year ended June 30, 2020, compared to US$137 thousand for the fiscal year ended June 30, 2021. This decrease was primarily due to validation work carried out on our European patent application across multiple jurisdictions in 2020 and maintained in 2021.

Intellectual Property Costs

Intellectual property costs were US$291 thousand for the fiscal year ended June 30, 2021, compared to US$29 thousand for the fiscal year ended June 30, 2022. This decrease related to a royalty milestone payment on initiation of our Phase 3 clinical trials paid in 2021.

Intellectual property costs were US$74 thousand for the fiscal year ended June 30, 2020, compared to US$291 thousand for the fiscal year ended June 30, 2021. This increase related to a royalty milestone payment on initiation of our Phase 3 clinical trials.

Intellectual property costs for the years ended June 30, 2022, 2021 and 2020 consisted of the license and patent assignment costs in respect of our in-license agreements for certain technologies not currently under development and unrelated to our out-licensing arrangements under which we receive sales-based royalties.

Administrative Expenses

Administrative expenses were US$13.4 million for the fiscal year ended June 30, 2021, compared to US$17.9 million for the fiscal year ended June 30, 2022. This increase was primarily due to a US$1.3 million increase in share-based payments, a US$2.2 million increase in professional fees and expenses and a US$1.0 million increase in personnel-related expenses, each resulting from increased headcount in building out of the US team to aid continued research and development and capital raising activities in the fiscal year ended June 30, 2022.

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

Occupancy Expenses

Occupancy expenses were US$18 thousand for the fiscal year ended June 30, 2021, compared to US$21 thousand for the fiscal year ended June 30, 2022. This increase was primarily due to translation of Australian dollars to U.S. dollars.

Occupancy expenses were US$23 thousand for the fiscal year ended June 30, 2020, compared to US$18 thousand for the fiscal year ended June 30, 2021. This decrease was primarily due to translation of Australian dollars to U.S. dollars.

Net Foreign Exchange Loss

Net foreign exchange differences were a loss of US$11 million for the fiscal year ended June 30, 2021, compared to a loss of US$2.8 million for the fiscal year ended June 30, 2022. The decrease was, primarily as a result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions.

Net foreign exchange differences were a loss of US$266 thousand for the fiscal year ended June 30, 2020, compared to a loss of US$11 million for the fiscal year ended June 30, 2021. Exchange differences arising on the translation of monetary items are recognized in the Statement Profit and Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge. After the Company’s US IPO in 2021 where the Company raised US$128 million, the Company entered into an Australian dollar denominated term deposit worth US$100 million (AUD141.9million) maturing on February 3, 2021. The Company simultaneously entered into a foreign currency exchange contract under which the term deposit converted back to US dollars at effectively the same foreign exchange rate as when the term deposit was entered into. As the Group’s functional currency was the Australian dollar (A$) until December 31, 2020, the Group recorded a foreign exchange loss of US$9 million in relation to this transaction

Income Tax Benefit

Income tax benefit was US$4.9 million for the fiscal year ended June 30, 2021, compared to US$6.3 million for the fiscal year ended June 30, 2022. This increase was due to higher R&D tax incentive receivable recognized during the fiscal year ended June 30, 2022.

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

Sources and Uses of Liquidity

Our operations relating to the development of OPT-302 have been financed primarily through the issuance and sale of new ordinary shares totaling US$165.9 million in the five years ended June 30, 2022. We have also received an aggregate of US$31.5 million (A$44.5 million) in the five fiscal years ended June 30, 2022, under the R&D Tax Incentive Scheme for the funding of the development and clinical trials of OPT-302.

In February 2022, we established an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, we may offer and sell up to US$75 million of our ordinary shares in the form of ADSs, with each ADS representing eight ordinary shares, through Jefferies.

Sales of ADSs under the ATM Program may be made from time to time, with the timing and amount of any sales to be determined by us based on a variety of factors. We may determine to sell some, all or none of the ADSs under the ATM Program and may terminate the ATM Program at our discretion. We, through Jefferies, may sell ADSs by any lawful method deemed to be an “at-the-market offering” defined by Rule 415(a)(4) under the Securities Act of 1933, as amended. Sales made through the ATM Program may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, actual sales prices may vary.

To effectuate the establishment of the ATM Program, we have entered into a Sales Agreement with Jefferies, acting as sales agent, forward purchaser and forward seller (the “Sales Agreement”). The Sales Agreement provides that, in addition to the issuance and sale of ADSs through Jefferies as sales agent, we may, from time to time, enter into forward sale agreements (each, a “Forward Sale Agreement”) with Jefferies, in its capacity as forward purchaser. To hedge each such Forward Sale Agreement, Jefferies or its affiliate will, at our request, attempt to borrow from third parties and then sell a number of ADSs equal to the number of ADSs underlying each such forward purchase agreement. We will not initially receive any proceeds from any sale of ADSs borrowed by Jefferies, or its affiliate, and sold through Jefferies. Instead, we expect to fully physically settle each Forward Sale Agreement, if any, with Jefferies on one or more dates specified by us on or prior to the maturity date of such Forward Sale Agreement. On physical settlement, we will receive aggregate net cash proceeds equal to the number of ADSs specified in such Forward Sale Agreement multiplied by the relevant forward price per ADS, as adjusted pursuant to the terms of such Forward Sale Agreement. However, subject to certain exceptions, we may also elect to cash settle or net share settle a particular Forward Sale Agreement, in which case we may not receive any proceeds from the issuance of ADSs, and we will instead receive or pay cash (in the case of cash settlement) or receive or deliver ADSs (in the case of net share settlement). As a result, the timing of any issuances of ADSs will depend on a variety of factors, including timing of sales under the ATM Program and the method of settlement of any Forward Sale Agreements.

During the year ended June 30, 2022, no sales of our ordinary shares were made under the ATM Program

As of June 30, 2022, we had cash and cash equivalents of US$44.6 million to fund the manufacturing of sufficient clinical grade OPT-302 drug product and complete the regulatory and clinical preparation activities to initiate our planned pivotal Phase 3 clinical trials of OPT-302 in combination with anti-VEGF-A therapy for the treatment of wet AMD. As of June 30, 2022, we had an accumulated loss of US$216.9 million.

On August 12, 2022, we entered into the Funding Agreement, pursuant to which Investor agreed to provide funding to support our development of OPT-302 for the treatment of wet AMD.  See “Item 5 – Overview”

Funding Requirements

We believe that our existing cash and cash equivalents as of June 30, 2022, together with net proceeds from the Funding Agreement and PIPE, will enable us to fund our operating and research and development expenses through at least the fourth calendar quarter of 2024. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, and seek marketing approval for, OPT-302. In addition, if we obtain marketing approval for OPT-302 or any future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. We have incurred and will continue to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, OPT-302 or any future product candidate, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of OPT-302 and any future product candidate that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. We may also require external funding to meet the minimum cash condition under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for OPT-302 for the treatment of wet AMD.  We may receive potential future payments from Abingworth under the Funding Agreement.  However, there can be no assurance that we will meet the conditions under such agreement to receive any future payments, some of which are payable at Abingworth’s discretion.  For more information as to the risks associated with our future funding needs, see “Item 3D—Risk Factors—Risks Related to Our Financial Position and Need for Capital.”

Until we can generate a sufficient amount of revenue from the sale of approved products, if ever, we expect to finance our operating activities through our existing liquidity, the net proceeds from the Funding Agreement and PIPE and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. However, the Funding Agreement limits the type of financings we may pursue in the future. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our equity holders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third-parties that assist us with clinical development, including CROs, and other service providers to prepare for and progress our Phase 3 clinical trials.  We may also experience further delays in our clinical development of commercialization of OPT-302 for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate.  Our present and future funding requirements, both short and long-term will depend on many factors, including, among other things:

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

•	the increasing costs incurred or might be incurred by CROs and CMOs in connection with our ongoing Phase 3 clinical trials of OPT-302;

•	compliance with our contractual obligations, including under the Funding Agreement:
•	selling and marketing activities undertaken in connection with the commercialization of OPT-302, together with the costs involved in the creation of a sales and marketing organization; and
•	the costs of operating as a public listed company in both Australia and the United States.

Contractual Obligation and Other Commitments

The following table summarizes our contractual obligations as of June 30, 2022:

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	US$ (in thousands)
June 30, 2022
Commercial obligations(1)	508	508	—	—	—
Purchase obligations(2)	47,880	39,933	7,947	—	—
License agreements(3)	120	15	60	—	45
Total	48,508	40,456	8,007	—	45

(1)	Amounts represent payments due for obligations for pre commercialization work with key KOLs.
(2)	Amounts consist of purchase obligations of OPT-302 drug product under our manufacturing services agreement with Patheon Biologics Company Australia Pty Ltd. and Patheon Biologics Company B.V.
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

Development Funding Agreement with Carlyle and Abingworth

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics, pursuant to which Investor agreed to provide funding to us to support our development of OPT-302 for the treatment of wet (neovascular) age-related macular degeneration (“wet AMD”).  Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at Investor’s option, of which US$50 million has already been funded with the remainder being funded in two additional tranches to be paid on December 31, 2022 and December 31, 2023, respectively.  Pursuant to the Funding Agreement, we will be required to use commercially reasonable efforts to develop OPT-302 for the treatment of wet AMD in accordance with the Funding Agreement, including pursuant to certain development timelines set forth therein.

In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of OPT-302 for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of OPT-302 for the treatment of wet AMD for each calendar quarter.

At the time that Investor receives an aggregate of four times the funding provided (US$680 million if Investor funds the full US$170 million under the Funding Agreement) (the “Cap”), Opthea’s payment obligations under the Funding Agreement will be fully satisfied.

We have the option to satisfy our payment obligations to Investor upon Regulatory Approval or a change of control of Opthea by paying an amount equal to the present value of the remaining payments payable to Investor subject to a mid-single-digit discount rate. We also have an option to buy out the remaining payments at any time by paying an amount equal to the remaining payments due subject to a proposed discount rate, which Investor may accept or reject. Upon a change of control of Opthea, an acceleration payment of a specified multiple of the funding provided is payable, net of payments already made to Investor and creditable against future payments to Investor.

We will grant Investor a security interest in all of its assets (other than intellectual property not related to OPT-302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement (the “Release Date”). The Funding Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if:

•	Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop OPT-302 as set forth in the Funding Agreement;
•	Opthea suffers a material adverse event;
•	there is a material adverse patent impact on Opthea’s intellectual property covering OPT-302;
•	there are certain irresolvable disagreements within the joint steering committee overseeing Opthea’s development of OPT-302;
•	the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or

•

any Phase 3 clinical trial of OPT-302 is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval.

The Funding Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Funding Agreement. The Funding Agreement may be terminated by either party (i) if the other party materially breaches the Funding Agreement (“Material Breach”), (ii) if OPT-302 fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an OPT-302 clinical trial or (v) upon a change of control of Opthea.

In certain instances, upon the termination of the Funding Agreement, we will be obligated to pay Investor a multiple of the amounts paid to us under the Funding Agreement, including specifically,

•

up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop OPT-302 as set forth in the Funding Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Funding Agreement;

•	several multiples of such amounts in the event the Funding Agreement is terminated due to Material Breach by Opthea; and
•	a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Opthea’s development of OPT-302.

In addition, if following certain events of termination of the Funding Agreement, Opthea continues to develop OPT-302 for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Funding Agreement had not been terminated, less any payments made upon termination.

The Funding Agreement also includes a minimum cash requirement, and Opthea may need to obtain additional funding to meet this requirement in the future, including prior to the expected readout of top-line results for its Phase 3 clinical trials. To the extent that Opthea raises additional capital through the sale of equity or convertible debt securities to meet this requirement, Opthea’s equity holders will be diluted.

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, Investor may be relieved of their obligation to provide further funding under the Funding Agreement and our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Investor, including prior to the readout of top-line results for our Phase 3 clinical trials for OPT-302 for the treatment of wet AMD. Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to OPT-302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement may result in a foreclosure on our intellectual property. In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it. For additional details regarding the Funding Agreement, See Note 31, Events After the Balance Sheet Date to the Consolidated Financial Statements in this annual report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	2022	2021	2020

	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(71,335)	(45,546)	(5,690)
Net cash (used in)/provided by investing activities	(17)	656	333
Net cash provided by financing activities	172	116,936	33,170
Net increase/(decrease) in cash and cash equivalents	(71,180)	72,046	27,813

Operating Activities

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

For the year ended June 30, 2022, net cash used in operating activities was US$71.3 million, attributable to a net loss of US$92.8 million adjusted for US$1.8 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$14.7 million, partially offset by a R&D tax incentive of US$4.9 million. Non-cash adjustments of US$1.8 million consisted of US$6.3 million in income tax benefit recognized in profit or loss offset by US$2.8 million in net exchange differences, US$5.2 million in share-based payments and US$78 thousand in depreciation expense.

Investing Activities

For the years ended June 30, 2020, 2021 and 2022, net cash provided by investing activities was US $333 thousand, US$656 thousand and cash outflow of US$17 thousand, respectively, attributable to US$336 thousand, US669 thousand and US$nil, respectively, in cash received on disposal of our financial asset of shares and options in Antisense Therapeutics Ltd in 2020 and Optiscan Imaging Limited in 2021, both ASX-listed companies, offset by cash payments of US$3 thousand, US$12 thousand and US$17 thousand, respectively, for the purchase of computer equipment.

Financing Activities

For the year ended June 30, 2020, net cash provided by financing activities was US$33.2 million, attributable to US$284 thousand received on the exercise of options granted to employees and US$33 million from the issuance of new ordinary shares in a private placement to institutional investors in Australia and the United Kingdom. Net cash provided by financing activities also included US$67 thousand in respect of the payment of lease liabilities

For the year ended June 30, 2021, net cash provided by financing activities was US$117 million, attributable to US$11 million received on the exercise of pre-funded warrants and US$105 million from the US IPO. Net cash provided by financing activities also included US$87 thousand in respect of the payment of lease liabilities

For the year ended June 30, 2022, net cash provided by financing activities was US$171 thousand, attributable to US$257 thousand received on the exercise of options granted to employees. Net cash provided by financing activities also included US$86 thousand in respect of the payment of lease liabilities.

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

Research and Development Costs

The majority of our expenditures is incurred as a result of our clinical trials for OPT-302. During the years ended June 30, 2021 and 2022, we progressed Phase 3 wet age-related macular degeneration (wet AMD) clinical trial of OPT-302 combination therapy for the treatment. A key measure of our performance is the level of expenditures incurred on the research and development of OPT-302.

Judgement is required in relation to:

•	the classification of expenses in the income statement between research and development costs and operating expenses; and
•	whether costs relate to research or development, and consequently if they meet the capitalization criteria under International Accounting Standards, or IAS, 38 “Intangible Assets.”

We have determined that we are still in a research phase, and accordingly, no development costs have been capitalized as of June 30, 2020, 2021 or June 30, 2022.

Functional currency

Our functional currency is the currency of the primary economic environment in which we operate. During 2021, our operations continued to move further towards being US$ denominated and several other factors during the period have also contributed to us changing our functional currency during the year, such as the completion of the U.S. initial public offering (IPO) and the Nasdaq listing in October 2020, opening a US subsidiary in May 2021 for the planned expansion into the US, and expanding our Board of Directors with the appointment of now five US based Directors. A significant element in our assessment to change the functional currency resulted from the significant increase in expenses denominated in US dollars relating to advanced clinical trials since the commencement of Phase 3 trials in March 2021. These changes, as well as the fact that our principal source of financing is now the U.S. capital markets and all of our budgeting and planning is conducted solely in dollars led to the Company determining that the U.S. dollar (US$) best represents the currency of the primary economic environment in which we now operate. Accordingly, we have changed our functional currency from the Australian dollar (A$) to the U.S. dollar (US$) effective January 1, 2021.

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

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Should one or more of the assumptions and estimates used in estimating the fair value of share‑based payments change, this could have a material impact on the amounts recognized in equity and employee‑related expenses

Income Tax—Research and Development Tax Incentive

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

For the years ended June 30, 2021 and 2022, we have recognized an R&D tax incentive receivable of US$5.0 million and US$6.3 million, respectively within our consolidated statement of financial position with a corresponding amount recognized within income tax benefit within the consolidated statement of profit or loss and other comprehensive income. The R&D tax incentive receivable as of June 30, 2021 and June 30, 2022 is based on the legislation as currently enacted as at June 30, 2021 and June 30, 2022 respectively. Any proposed changes to the legislation, such as rate changes or the eligibility requirements, may have a retrospective impact if the legislation is passed, currently no such legislative changes have occurred.

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

Recently Adopted Accounting Pronouncements relating to the Financial Statements

Amendments to Accounting Standards that are Mandatorily Effective for the Current Year

We have adopted all of the new and revised Standards and Interpretations issued by the IASB that are relevant to our operations and effective for the current year.

New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to us include:

•	International Financial Reporting Standard Definition of Material (Amendments to IAS 1 and IAS 8) and
•	International Financial Reporting Standard Amendments to Conceptual Framework (IAS 1 and IAS 8).

During the fiscal year ended June 30, 2022, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.

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

Interest Rate Risk

As of June 30, 2022, we had cash and cash equivalents of US$44.6 million, including US$32.8 million in short term deposit accounts. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates.

Foreign Currency Exchange Rate Risk

As a result of services provided by non-related entities in the United States, Canada, United Kingdom and Europe, part of our financial assets and liabilities and foreign currency denominated transactions are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions. We enter into forward rate foreign exchange rate contracts in respect of the settlement of supplier invoices denominated in U.S. dollars to mitigate the risk of movements in the Australian dollar and U.S dollar exchange rates. As of June 30, 2021 and June 30, 2022, we had US$39.8 million and US$33.3 million, respectively, in net exposure to the Australian dollar and U.S. dollar, primarily in payables and cash. An increase or decrease of the Australian dollar to U.S. dollar exchange rate by 10% would increase our after-tax loss by US$2.1 million (2021: US$2.5 million) or decrease our after tax loss by US$2.6 million (2021: US$3.1 million), respectively. As we continue our clinical development activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the British Pound, Euro and Canadian dollar during the years ended June 30, 2021 and 2022.

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

Item 6.	Directors, Senior Management and Employees
6A.	Key Management Personnel

The following table sets forth information relating to our directors, senior management and key employees as of June 30, 2022.

Name	Age	Position
Senior Management and Key Employees
Megan Baldwin, Ph.D.	47	Chief Executive Officer and Managing Director
Karen Adams	51	Vice President Finance and Company Secretary
Judith Robertson	62	Chief Commercial Officer
Joel Naor	59	Chief Medical Officer
Mark O’Neill	56	Vice President Chemistry, Manufacturing and Controls
Michael Gerometta, Ph.D.	57	Head of Chemistry, Manufacturing and Controls Development
Clare Price	53	Director of Clinical Development
Annette Leahy	47	Director of Clinical Research
Ian Leitch, Ph.D.	58	Director of Clinical Research
Non-Employee Directors
Julia Haller, M.D.	68	Director
Jeremy Levin, D.Phil, MB BChir	68	Chairperson
Lawrence Gozlan	42	Director
Susan Orr	60	Director
Michael Sistenich	47	Director
Daniel Spiegelman	63	Director
Quinton Oswald	71	Director

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

Judith Robertson has served as our Chief Commercial Officer since January 1, 2022.  Ms. Robertson served as a member of our board of directors from June 2021 to January 1, 2022. Since 2019, Ms. Robertson has served as a member of the board of directors of Durect Corporation, a biotechnology company. From December 2020 to April 2021, Ms. Robertson served as the Chief Commercial Officer of Eleusis Ltd. From December 2016 she served as the Chief Commercial Officer of Aerie Pharmaceuticals Inc., a publicly held biotechnology company. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy

Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon).  Ms. Robertson’s prior experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle USA. Ms. Robertson received Bachelor of Arts from Ryerson University and a Master of Business Administration from Kellogg School of Management at Northwestern University..

Joel Naor, MD MBS MSc., has served as our Chief Medical Officer since March 2022. Has over two decades of experience leading clinical development programs that target retina conditions encompassing biologics, small molecules, sustained release technologies, stem cells and photodynamic therapy. In his most recent role, he served as Vice President of Clinical Science and Development Operations at Kodiak Sciences Inc, a biopharmaceutical company. Previously, Dr. Naor was the Chief Medical Officer for Macusight, Inc. until the company was acquired by Santen Inc. in 2010, and subsequently served as Vice President and Head of Global Medical Affairs for Santen Inc. He has also held leadership positions at Allergan Inc. a health care company, QLT Inc. a biopharmaceutical company. and Stem Cells Inc., a biopharmaceutical company. Dr. Joel Naor received his Doctor of Medicine (M.D.) from the Technion – Israel Institute of Technology and completed training in Ophthalmology at the University of Toronto. He holds a Master of Science (MSc.) in Epidemiology from the University of Toronto and a Master of Business Administration (M.B.A.) from Simon Fraser University in Vancouver.

Mark O Neill MSc. B Chem Eng, has served as our Vice President of Chemistry, Manufacturing and Controls since January 2022. Mr. O’Neill was most recently head of Process Development for Avexis Gene therapies where he orchestrated all product development and technical operations activities pertaining to the startup and licensure of Zolgensma drug substance manufacturing at the Colorado site.  Prior to Avexis, he was Vice President and General Manager of the Thermo Fisher Groningen Single Use Biologics Manufacturing Facility in Groningen, The Netherlands, where he oversaw all operations including startup of commercial manufacturing and initial commercial licensure at the facility.  Mr. O’Neill has over 30 years of experience in the manufacturing of biopharmaceuticals including 20 years with Amgen where he gained extensive experience in all aspects of lifecycle management including Quality, Engineering, Production, Development, Supply Chain and Business Development. Mark holds a Master of Science Degree from Colorado School of Mines in Environmental and Chemical Engineering and a Bachelor of Science Degree in Chemical Engineering from the University of Colorado

Michael Gerometta, Ph.D., has served as our Head of Chemistry, Manufacturing and Controls Development since December 2008. Dr. Gerometta has over 30 years of experience in the Australian biotechnology industry, working with numerous contract manufacturing organizations overseas and locally in all facets of translational CMC from concept through to Phase 2 studies. Dr. Gerometta earned a Bachelor of Science in Chemistry from the University of Technology, Sydney, and a Ph.D. in Biotechnology from the Queensland University of Technology.

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

Susan Orr, OD has served as a member of our board of directors since April 2022. Dr. Orr is an experienced medical and business leader with specialization in identifying, developing, and commercializing ophthalmic therapeutic product candidates. Since February 2020, Dr. Orr has served as the Chief Medical Officer at Claris Biotherapeutics, a biotechnology firm, and is a member of the Retina Global Board of Directors. From October 2018 to November 2019, Dr. Orr was the Chief Executive Officer at Notal Vision, an ophthalmic remote monitoring service provider. From July 2016 to September 2018, Dr. Orr served as Notal Vision’s Chief Medical Officer and Vice President of Medical Affairs.  Prior to joining Notal Vision, Dr. held leadership roles at Alcon and Janssen across Marketing, Strategy, Business Development, and multiple Development functions, following 10 years in private practice in Canada. Dr. Orr earned a Bachelor of Science and a Doctor of Optometry from the University of Waterloo. We believe Dr. Orr’s extensive experience in ophthalmology and leadership qualifies her to serve on our board of directors.

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

Quinton Oswald has served as a member of our board of directors since April 2022. Mr Oswald brings over 25 years of international general management experience, including onsite assignments in the U.S, Europe and South Africa. From April 2016 to December 2018, Mr. Oswald was the Chief Executive Officer of Notal Vision, a commercial stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. From April 2013 to April 2016, Mr Oswald served as the President and Chief Executive Officer of Neurotech Pharmaceuticals, a biotechnology research company, and from September 2010 to April 2013, as the Chief Executive Officer of SARcode Bioscience, an ophthalmic biopharmaceutical company.

Family Relationships

There are no family relationships among any of the members of our board of directors and our senior management.

Board Diversity Matrix

The following board diversity matrix sets forth the information concerning the gender, demographic background and certain other characteristics of our board of directors as of the date of this annual report, as self-identified by its members, in accordance with Rule 5606 of the Nasdaq Listing Rules.

Board Diversity Matrix (As of August 29, 2022)
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

6B.	Compensation

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

Remuneration of Senior Management

For the fiscal year ended June 30, 2022, the aggregate cash remuneration paid to our senior management was US$1,216,106 (2021:US$903,175).

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

We also provide long-term incentives through option grants under our Long-Term Incentive Plan. The objective of the Long-Term Incentive Plan is to reward our management and key employees in a manner that aligns this element of compensation with the creation of shareholder wealth. Long Term Incentive Plan grants are made to senior management and employees who are able to influence the generation of shareholder wealth and have a direct impact on our performance and development. Option vesting conditions are based on continued service to us.

In making remuneration determinations for our senior management, the Remuneration Committee considers operational contributions by our senior management as well as the following performance indicators: revenue, loss before tax, tax benefit, loss after tax, basic loss per ordinary share, net tangible assets per share and changes in prevailing trading prices of our ordinary shares on the ASX.

Remuneration of Non-Employee Directors

Our non-employee directors receive a fixed fee annually, which is reviewed by our board of directors on an annual basis. Mses. Haller, and Messrs. Sistenich, and Gozlan are each entitled to an annual fixed fee of US$50,000/A$65,700, Dr Orr, Ms Robertson and Messr Oswald are also entitled to the same annual fee pro rata for the period of service to our board. Mr. Spiegelman is entitled to an annual fixed fee of US$75,000 (inclusive of fees for his service as chairperson of the audit and risk committee and nominations committee member fee). Dr. Levin is entitled to an annual fixed fee of US$75,000 (for his service as chairperson of the board of directors). Board members are entitled to an annual fixed fee of US$10,000/A$13,140 for service as Chair of any other committees and US$5,000/A$6,570 for service on any other committee in a non-Chair role. Unless otherwise noted, the fixed fees cover both service on the board of directors and committees of the board of directors. The remuneration of our non-employee directors is reviewed by our board of directors on an annual basis. Non-employee directors are not provided with retirement benefits apart from statutory superannuation, which is only applicable to Australian resident directors. Non-employee directors are reimbursed for costs directly related to conducting business related to their service on our board of directors.

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

For the fiscal year ended June 30, 2022, the aggregate cash remuneration paid to our non-employee directors was US$395,656 (2021:US$275,455), including Nil in cash reimbursements.

Employment Agreements with Senior Management

The key provisions of the employment agreements are set out below for each member of our senior management. None of these employment agreements have termination dates. The base salary under the employment agreements may be increased by the board of directors from time to time, including by 3% for the fiscal year ended June 30, 2022.

Officer	Date of Agreement	Base Salary	Termination without Cause	Benefits upon Termination without Cause
Megan Baldwin, Ph.D. Chief Executive Officer and Managing Director	April 23, 2014	A$470,422 per year	Not less than three months’ notice (if by employee) Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors.
Karen Adams Vice President Finance and Company Secretary	June 15, 2021	A$290,000 per year	Not less than three months’ notice (if by employee) Not less than three months’ notice or payment in lieu of notice period (if by us)	Not applicable.
Joel Naor Chief Medical Officer	March 1, 2022	US$450,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors
Judith Robertson Chief Commercial Officer	January 1, 2022	US$390,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors

Upon termination of employment, our senior management are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Remuneration of Our Non-Employee Directors and Senior Management During the Fiscal Year Ended June 30, 2022

Details of the remuneration of our non-employee directors and senior management for the fiscal year ended June 30, 2022 are set forth below.

		Short- Term Incentive	Post- Employment
	Salary/ Fees(1)	Cash Bonus(2)	Superannuation	Share- Based Payment	Total
Non-Employee Directors
Julia Haller(7)	$55,000	$—	$—	$587,694	$642,694
Laurence Gozlan(3)	70,201	—	—	586,271	656,472
Jeremy Levin	75,000	—	—	858,286	933,286
Susan Orr(5)	9,583	—	—	128,010	137,593
Michael Sistenich	73,789	—	—	—	73,789
Daniel Spiegelman(6)	75,000	—	—	696,217	771,217
Quinton Oswald(5)	9,583	—	—	128,010	137,593
Judith Robertson (9)	27,500	—	—	358,633	386,133
Senior Management
Megan Baldwin, Ph.D.	342,510	113,475	34,251	730,644	1,220,880
Karen Adams(8)	211,035	27,981	21,104	119,147	379,267
Judith Robertson (9)	195,000	78,000	—	229,060	502,060
Joel Naor (10)	150,000	42,000	750	242,795	435,545

(1)	For our non-employee directors, amounts set forth in this column include our reimbursement of expenses incurred in connection with performance of services relating to board service.
(2)	Bonuses are paid in the fiscal year following the year in which they were earned.
(3)	Lawrence Gozlan was appointed as a non-executive director on July 24, 2020. Mr. Gozlan’s annual director fee is A$65,700.
(4)	Mr. Kempler retired from our board of directors effective as of October 12, 2020.
(5)	Mr. Quinton Oswald and Dr Susan Orr were appointed as non-executive directors on April 21, 2022.
(6)	Mr. Spiegelman was appointed as a non-executive director on September 10, 2020.
(7)	Dr Haller and Ms. Robertson were appointed as non-executive directors on June 1, 2021.
(8)	Ms. Adams was appointed as Company Secretary on June 15, 2021.
(9)	Ms. Robinson resigned as Director on January 1, 2022 and was appointed as Chief Commercial Officer on January 1, 2022.
10)	Dr. Joel Naor was appointed as Chief Medical Officer on March 1, 2022.

Details of options held by our non-employee directors and senior management as of June 30, 2022 are set forth below.

	Number of Options/rights/ADS Options	Grant Date	Exercise Price	Percentage Vested(1)	Last Vesting Date	Expiration Date
Non-Employee Directors(1)
Lawrence Gozlan	2,000,000	10/12/2020	$3.24	50%	10/11/2023	10/11/2024
Julia Haller	2,000,000	10/19/2021	0.948	25%	10/19/2024	10/18/2025
Jeremy Levin	3,000,000	01/19/2021	1.56	50%	01/19/2024	01/18/2025
Michael Sistenich	1,500,000	11/29/2018	0.625	100%	11/29/2019	11/29/2022
Daniel Spiegelman	2,000,000	10/12/2020	2.16	50%	10/11/2023	10/11/2024
Susan Orr	1,000,000	04/21/2022	0.948	25%	04/21/2025	04/20/2026
Quinton Oswald	1,000,000	04/21/2022	0.948	25%	04/21/2025	04/20/2026
Senior Management
Megan Baldwin, Ph.D.	3,000,000	11/29/2018	0.625	100%	11/29/2019	11/29/2022
	1,600,000	10/19/2021	nil	4%	09/30/2024	10/18/2031
Karen Adams	800,000	06/06/2022	1.460	25%	06/06/2025	06/05/2032
Judith Robertson	2,000,000	10/19/2021	0.948	25%	10/19/2024	10/18/2025
Joel Naor	300,000	01/03/2022	6.090	—	01/03/2026	01/03/2032

(1)	No options lapsed or were forfeited during the fiscal year ended June 30, 2022 or 2021.

.

6C.	Board Practices

Board of Directors

Our board of directors currently consists of eight members, including Dr. Baldwin, our Chief Executive Officer and Managing Director. Directors are elected at our annual general meeting of shareholders. Under our Constitution, at the close of each annual general meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors must retire. In addition, a director, other than the managing director, must retire from office at the conclusion of the third annual general meeting of shareholders after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office. A retiring director remains in office until the end of such shareholder meeting and will be eligible for re-election at that meeting.

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

Audit and Risk Committee

The members of our Audit and Risk Committee are Messrs. Sistenich , Gozlan (since February 2022) and Spiegelman. Our board of directors has determined that each of Messrs. Sistenich, Gozlan and Spiegelman satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Spiegelman. Our board of directors has determined that Mr. Spiegelman is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

As of June 30, 2022, we had eighteen full-time employees, eight of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2022, our employees were equally based in Australia and the United States, with thirteen employees in our research and development and commercialization department and five employees in our general and administrative department.

6E.	Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6B—Compensation” and “Item 7A—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions
7A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 29, 2022, for:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
•	each member of our senior management;
•	each of our directors; and
•	all of our directors and senior management as a group.

To our knowledge, as of the date of this annual report, 93,948,681 ordinary shares were held by one record holder in the United States, representing approximately 23.20% of our total outstanding shares.  The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of August 29, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations of the percentage of beneficial ownership are based on 404,975,423 ordinary shares (including ordinary shares in the form of ADSs) issued and outstanding as of August 29, 2022.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Funds affiliated with Regal Funds Management Pty Ltd.(1)	60,838,646	17.3%
Funds affiliated with Baker Bros. Advisors L.P.(2)	29,129,273	8.3
Directors, Director Nominees and Senior Management
Megan Baldwin, Ph.D.(5)	6,908,987	1.9
Karen Adams(6)	200,000	—
Julia Haller(7)	500,000	—
Lawrence Gozlan(8)	1,000,000	*
Jeremy Levin, PhD, MB BChir(9)	1,500,000	*
Susan Orr (11)	250,000
Quinton Oswald (12)	250,000
Judith Robertson(10)	—	—
Michael Sistenich(13)	2,733,097	*
Daniel Spiegelman(14)	1,000,000	*
All directors and senior management as a group (eight persons)(14[5]	14,342,084	4.1%

*	Represents beneficial ownership of less than 1%.

(1)

Consists of 72,389,923 ordinary shares held by funds affiliated with Regal Funds Management Pty Ltd., referred to together as the Regal Funds. This information is solely based on the public filings with the ASX as of August 29, 2022. Regal Funds Management Pty Ltd. is the investment manager for each of such funds holding our ordinary shares. Philip King and Craig Collie are the Chief Investment Officer and portfolio manager, respectively, of Regal Funds Management Pty Ltd. and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the affiliated funds. Philip King and Craig Collie disclaim beneficial ownership of the ordinary shares held by the Regal Funds except to the extent of their pecuniary interest. The address for Regal Funds Management Pty Ltd. is Level 47, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.

(2)

Consists of 28,763,289 ordinary shares held by Baker Bros. Advisors LP is the manager and investment advisor of and has sole voting and dispositive power with respect to the ordinary shares held by Baker Brothers Life Sciences, L.P. This information is solely based on the public filings with the ASX as of August 29, 2022. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Baker Brothers Life Sciences, L.P. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the ordinary shares held by the Baker Brothers Life Sciences, L.P. except to the extent of their pecuniary interest therein. The address for Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Julian C. Baker, Felix J. Baker and the Baker Brothers Life Sciences, L.P. is 860 Washington Street, 3rd Floor, New York, New York 10014.

(3)	Consists of (i) 3,839,398 ordinary shares beneficially owned and (ii) 3,069,589 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of August 29, 2022.

(4)

Ms. Adams joined as Company Secretary in June 2021.Consists of 200,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on June 6, 2022.

(5)

Dr Julia Haller joined our board of directors in June 2021 Consists of 500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which options was granted on October 19, 2021.

(6)

Mr. Gozlan joined our board of directors in July 2020. Consists of 1,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on October 12, 2020.

(7)

Dr. Levin joined our board of directors as Chairperson effective as of October 12, 2020. Consists of 1,500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which options was granted on January 19, 2021.

(8)

Ms. Robertson joined our board of directors in June 2021 and resigned on January 1, 2022.  Ms Robertson was appointed as Chief Commercial Officer in January 2022.Consists of 500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on October 19, 2021.

(9)

Dr. Orr joined our board of directors in April 2022. Consists of 250,000 shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on April 21, 2022.

(10)

Mr. Oswald joined our board of directors in April 2022. Consists of 250,000 shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on April 21, 2022.

(11)

Consists of (i) 1,233,0978 ordinary shares directly held by Mr. Sistenich and (ii) 1,500,000 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of August 29, 2022.

(12)

Mr. Spiegelman joined our board of directors in September 2020. Consists of 1,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 29, 2022, which option was granted on October 12, 2020.

(13)	Consists of (i) 5,072,495 ordinary shares beneficially owned and (ii) 6,250,000 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of August 29, 2022.
7B.	Related Party Transactions

Other than compensation arrangements which are described under “Item 6B—Compensation” or as disclosed below, from July 1, 2021 through the date of this annual report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

We have entered into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds, with Megan Baldwin, Ph.D., Karen Adams, Judith Robertson, Joel Naor, Lawrence Gozlan, Julia Haller, Jeremy Levin, Susan Orr, Quinton Oswald, Michael Sistenich and Daniel Spiegelman, each a non-employee director, or executive officer. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in their capacity as our or our subsidiaries’ director or officer and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds provide that the indemnities are unlimited as to amount, continuous and irrevocable.

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

For information on our material contracts, see “Item 4B—Business Overview—Our Commercial License Arrangement with Selexis SA,” “Item 5B—Liquidity and Capital Resources—Sources and Uses of Liquidity,” and “Item 5B–Liquidity and Capital Resources–Our Development Funding Agreement with Carlyle and Abingworth.”

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

There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and based on the nature and composition of our income, assets, activities and market capitalization, it is likely that we will be a PFIC for our taxable year ended June 30, 2022 and in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

Backup Withholding and Information Reporting.

U.S. holders generally will be subject to information reporting requirements with respect to dividends on the ordinary shares or ADSs and on the proceeds from the sale, exchange, or disposition of the ordinary shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Tax on Sales or other Dispositions of Shares or ADSs—Capital Gains Tax

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, provided the shares are not “taxable Australian property.” Taxable Australian property includes “indirect Australian real property interests,” which are interests in a company where:

•	the Non-Australian Holders, together with associates, hold 10% or more of our issued shares, at the time of disposal or for a 12-month period during the two years prior to disposal; and
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

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, or ADSs. Each ADS represents eight ordinary shares (or a right to receive eight ordinary shares) deposited with HSBC Bank Australia Limited, as custodian for the depositary in Australia. Each Ads also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered, and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

See Exhibit 2.3:” Description of Securities” for additional information on the ADSs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

In October 2020, we closed a U.S. initial public offering of 68,506,400 ordinary shares in the form of American Depositary Shares, or ADSs, each representing eight ordinary shares, at an offering price of US$13.50 per ADS for aggregate gross proceeds to us of approximately US$128.2 million. The net offering proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately US$116 million. The offering commenced on October 11, 2020 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement on Form F-1 (File No. 333-249020) for the offering was October 16, 2020.

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

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2022. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of June 30, 2022, our disclosure controls and procedures were effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and our Vice President, Finance (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was effective at the reasonable assurance level as of June 30, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

C. Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC’s rules for emerging growth companies.

D. Changes in Internal Control Over Financial Reporting

There have been no changes to our internal control over financial reporting during the fiscal year ended June 30, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A.	Audit Committee Financial Expert

The members of our Audit and Risk Committee are Messrs. Michael Sistenich, Lawrence Gozlan (since February 2022) and Daniel Spiegelman. Our board of directors has determined that each of Messrs. Sistenich, Gozlan and Spiegelman satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Spiegelman. Our board of directors has determined that Mr. Spiegelman is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Item 16C.	Principal Accountant Fees and Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu.

		2022	2021		2020
		(in thousands A$)
Audit Fees		A295	$	A409	$	A615
Audit-Related Fees		—		—		—
Tax Fees		—		—		—
Other Fees		A171		45		—
Total	$	A466	$	A454	$	A615

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

There were no “Audit-Related Fees,”or “Tax Fees” billed or paid during the fiscal years ended June 30, 2022, 2021 or 2020.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18—Financial Statements.”

Item 18.	Financial Statements

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Item 19.	Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Registration of Opthea Limited.	F-1	333-249020	3.1	9/24/20

1.2	Constitution of Opthea Limited.	F-1	333-249020	3.1	9/24/20

2.1	Form of Amended and Restated Deposit Agreement.	F-1/A	333-249020	4.1	10/9/20

2.2	Form of American Depositary Receipt evidencing American Depositary Shares.	F-1/A	333-249020	4.1	10/9/20

2.3	Description of Securities.	20-F	001-39621	2.3	10/28/21

4.1*	Amended and Restated Long Term Incentive Plan Rules.	6-K	001-39621	99.3	9/13/21

4.2*	Non-Executive Directors Share and Option Plan Rules.	F-1	333-249020	10.6	9/24/20

4.3*	Executive Employment Contract, dated April 23, 2014, between the Registrant and Megan Baldwin, Ph.D.	F-1	333-249020	10.7	9/24/20

4.4*	Executive Employment Contract, dated May 3, 2021, between the Registrant and Karen Adams.	20-F	001-39621	4.4	10/28/21

4.5*	Form of Non-Executive Director Agreement.	F-1/A	333-249020	10.9	10/9/20

4.6#	Commercial License Agreement, dated as of October 28, 2013, between the Registrant and Selexis SA.	F-1	333-249020	10.1	9/24/20

4.7#	Biopharmaceutical Manufacturing Agreement, dated as of October 28, 2013, between the Registrant, Patheon Biologics Company Australia Pty Ltd. and Patheon Biologics Company B.V.	F-1	333-249020	10.2	9/24/20

4.8	Form of Deed of Indemnity, Insurance and Access.	F-1	333-249020	10.3	9/24/20

4.9	Lease Agreement, dated November 12, 2019, between the Registrant and The Trust Company (Australia) Limited, as custodian for the Newmark Como Property Trust.	F-1	333-249020	10.4	9/24/20

4.10	Deed of Variation of Lease dated July 18, 2022, between the Registrant and the Trust Company (Australia) Limited as custodian for the Newmark Como Property Trust					X
4.11 *	Executive Employment Contract, dated December 31, 2021, between Opthea US Inc and Judith Robertson.					X
4.12 *	Executive Employment Contract, dated February 23, 2022, between Opthea US Inc and Joel Naor					X
4.13	Sales Agreement by and between the Registrant and Jefferies LLC, dated February 1, 2022.	F-3	333-262444	1.2	2/1/22
4.14 #	Development Funding Agreement by and between Opthea Limited and Ocelot SPV LP dated August 12, 2022					X
8.1	List of subsidiaries.	20-F	001-39621	8.1	10/28/21

12.1

Certification of the Principal Executive Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

X

12.2

Certification of the Principal Financial Officer pursuant to rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

X

13.1†	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm.					X

101

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended   June 30, 2022 were formatted in Inline XBRL: (i) Consolidated Statement of Profit or Loss and Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statement of Changes in Equity, (iv) Consolidated Statement of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

X

104	The cover page from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022, formatted in Inline XBRL (Included as Exhibit 101).					X

*	Indicates management contract or compensatory plan or arrangement.
#

Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and are of the type that the Company treats as private or confidential. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

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

.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opthea Limited

By:	/s/ Megan Baldwin
Name:	Megan Baldwin, Ph.D.
Title:	Chief Executive Officer and Managing Director

Dated: September 29, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Opthea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Opthea Limited and subsidiaries (the “Company”) as of June 30, 2022, and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

September 29, 2022

Perth, Australia

We have served as the Company’s auditors since 2012.

OPTHEA LIMITED

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years ended June 30, 2022, and 2021, and 2020

		Years ended June 30,
		2022	2021	2020

	Notes	US$	US$	US$
Revenue	7	90,683	68,613	59,061
Other income	8	108,322	26,950	41,629

Research and development expenses	9	(78,654,217)	(25,891,851)	(12,064,008)
Patent expenses		(131,788)	(137,666)	(282,042)
Intellectual property expenses		(28,713)	(291,235)	(74,938)
Administration expenses	10	(17,901,112)	(13,399,748)	(4,702,860)
Occupancy expenses		(21,307)	(18,445)	(23,272)
Finance income - interest income	11	235,468	372,001	480,453
Net foreign exchange loss	12	(2,813,993)	(11,011,961)	(265,989)
Loss before income tax		(99,116,657)	(50,283,342)	(16,831,966)
Income tax benefit	13	6,299,286	4,938,846	5,708,767
Loss for the year		(92,817,371)	(45,344,496)	(11,123,199)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets		—	469,767	41,098
Other comprehensive income for the year, net of tax		—	469,767	41,098
Total comprehensive loss for the year		(92,817,371)	(44,874,729)	(11,082,101)

Loss for the year is attributable to:
Owners of the Company	23	(92,817,371)	(45,344,496)	(11,123,199)
Net loss		(92,817,371)	(45,344,496)	(11,123,199)
Total comprehensive loss for the year is attributable to:
Owners of the Company		(92,817,371)	(44,874,729)	(11,082,101)
Comprehensive loss		(92,817,371)	(44,874,729)	(11,082,101)
Loss per share attributable to the owners of the Company:
- Basic and diluted loss per share (cents)	14	(26.40)	(14.15)	(4.27)
The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Financial Position

as of June 30, 2022, and 2021

		June 30,	June 30,
		2022	2021

	Notes	US$	US$
Assets
Current assets:
Cash and cash equivalents	15	44,631,293	118,193,177
Current tax receivable	13	6,299,286	4,972,898
Receivables	16	257,668	565,286
Prepayments	17	8,720,195	14,386,155
Total current assets		59,908,442	138,117,516
Non-current assets:
Property and equipment, net		28,082	23,259
Right-of-use assets		—	93,852
Prepayments	18	110,295	174,541
Total non-current assets		138,377	291,652
Total assets		60,046,819	138,409,168
Liabilities
Current liabilities:
Payables	19	11,445,498	2,501,518
Lease liabilities		—	112,965
Provisions	20	596,203	492,002
Total current liabilities		12,041,701	3,106,485
Non-current liabilities:
Provisions	21	27,974	16,915
Total non-current liabilities		27,974	16,915
Total liabilities		12,069,675	3,123,400
Net Assets		47,977,144	135,285,768
Equity
Contributed equity	22	235,277,217	234,147,526
Pre-funded warrants	22	—	—
Accumulated loss	23	(216,941,353)	(124,123,982)
Reserves	23	29,641,280	25,262,224
Total Equity		47,977,144	135,285,768

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

.

OPTHEA LIMITED

Consolidated Statements of Changes in Equity

for the Years ended June 30, 2022, and 2021, and 2020

		Contributed	Pre-funded	Share-based	Fair value of	FX translation	Accumulated	Total
		equity	warrants	payment reserve	Investment reserve	Reserve	Deficit	Equity
	Notes	US$	US$	US$	US$	US$	US$	US$
Balance at June 30, 2019		80,331,016	—	2,401,769	517,700	6,257,941	(67,656,287)	21,852,139
Fair value gains on investments in financial assets*	23	—	—	—	41,098	—	—	41,098
Net loss for the year		—	—	—	—	—	(11,123,199)	(11,123,199)
Total Comprehensive income and expense for the year		—	—	—	41,098	—	(11,123,199)	(11,082,101)
Issuance of ordinary shares	22	33,236,520	—	—	—	—	—	33,236,520
Exercise of options granted under LTIP and NED plan	22	284,828	—	(284,828)	—	—	—	—
Exchange on conversion	23	—	—	266,451	(7,389)	(430,336)	—	(171,274)
Recognition of share-based payment	23	—	—	732,688	—	—	—	732,688
Balance at June 30, 2020		113,852,364	—	3,116,080	551,409	5,827,605	(78,779,486)	44,567,972
Fair value gains on investments in financial assets*	23	—	—	—	469,767	—	—	469,767
Net loss for the year		—	—	—	—	—	(45,344,496)	(45,344,496)
Total Comprehensive income and expense for the year		—	—	—	469,767	—	(45,344,496)	(44,874,729)
Issuance of ordinary shares and pre-funded warrants on NASDAQ listing net of issuance cost $10,126,959	22	105,477,591	11,546,029	—	—	—	—	117,023,620
Issuance of ordinary shares on exercise of pre-funded warrants net of issuance costs $1,099,412	22	11,546,029	(11,546,029)	—	—	—	—	—
Exercise of options granted under LTIP and NED plan	22	3,271,542	—	(3,271,542)	—	—	—	—
Recognition of share-based payment	23	—	—	3,897,638	—	—	—	3,897,638
Exchange on conversion	23	—	—	345,474	64,235	14,261,558	—	14,671,267
Balance at June 30, 2021		234,147,526	—	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Net loss for the year		—	—	—	—	—	(92,817,371)	(92,817,371)
Total Comprehensive income and expense for the year		—	—	—	—	—	(92,817,371)	(92,817,371)
Exercise of options granted under LTIP and NED plan	22	1,129,691	—	(872,516)	—	—	—	257,175
Recognition of share-based payment	23	—	—	5,251,572	—	—	—	5,251,572
Balance at June 30, 2022		235,277,217	—	8,466,706	1,085,411	20,089,163	(216,941,353)	47,977,144

The above consolidated statements of change in equity should be read in conjunction with the accompanying notes..

OPTHEA LIMITED

Consolidated Statements of Cash Flows

for the Years ended June 30, 2022, and 2021, and 2020

		Year ended June 30,
		2022	2021	2020

	Notes	US$	US$	US$
Cash flows from operating activities
Interest received		216,422	390,128	496,159
Royalty and license income received		90,683	103,031	96,189
Grant and other income		455,807	26,949	41,629
Payment of lease interest		(5,920)	(5,782)	(5,147)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(77,064,842)	(51,894,593)	(16,437,147)
Research and development tax incentive scheme credit received		4,972,898	5,834,100	10,118,697
Net cash flows used in operating activities	28	(71,334,952)	(45,546,167)	(5,689,620)
Cash flows from investing activities:
Purchase of plant and equipment		(16,910)	(12,702)	(2,531)
Proceeds from sale of financial assets		—	669,184	335,746
Net cash used in investing activities		(16,910)	656,482	333,215
Cash flows from financing activities:
Payment of lease liabilities		(85,578)	(87,373)	(66,781)
Net proceeds on issue of shares		—	105,477,591	32,951,692
Net proceeds on issuance of pre-funded warrants		—	11,546,029	—
Cash received for ordinary shares issued on exercise of options		257,175	—	284,828
Net cash provided by financing activities		171,597	116,936,247	33,169,739
Increase in cash and cash equivalents		(71,180,265)	72,046,562	27,813,334
Effects of exchange rate changes on the balance of cash held in foreign currencies		(2,381,619)	3,495,757	(284,296)
Cash and cash equivalents at beginning of year		118,193,177	42,650,858	15,121,820
Cash and cash equivalents at end of year	15	44,631,293	118,193,177	42,650,858

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

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

The financial statements were authorized for issue by the directors on September 29, 2022.

Going Concern

For the year ended June 30, 2022, the Group incurred a loss after income tax of $92,817,371 (2021: $45,344,496) and had net cash outflows from operating activities of $71,334,952 (2021: $45,546,167). As of June 30, 2022, the Group had cash and cash equivalents of $44,631,293 (2021: $118,193,177), current assets of $59,908,442 (2021: $138,117,516) and was in a net current asset position of $47,866,741 (2021: $135,011,031).

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors.

Subsequent to June 30, 2022, on August 12, 2022, the Group entered a Development Funding Agreement (‘Agreement’) with Ocelot SPV LP (‘Investor’), an affiliate of Carlyle and Abingworth, pursuant to which Investor has committed to provide Opthea $120 million in funding which may be increased up to $170 million at the Investor’s option. Of this funding, $50 million was received by the Group in September 2022. Concurrently with the execution of the Agreement, the Group entered into binding commitments for the private placement of ordinary shares for aggregate gross proceeds of approximately $90 million (the ‘PIPE’). The PIPE consists of two tranches, of which the first tranche of AU$60.7 million (US$41.9 million) was received on August 24, 2022. The second tranche of $47.5 million, which was approved on September 26, 2022, and is expected to be issued and received September 30, 2022. On September 26, 2022, Opthea completed its Share Purchase Plan raising US$618k(AU$940k) issuing 817,824 ordinary shares. See Note 31, Events after the balance sheet date, for further information.

The Directors and management have considered the cash flow forecasts including the funding requirements of the business as well as the funding raised through the Agreement and PIPE. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, as well as the conditions set forth in the Agreement. Based on this assessment, the Directors and management believe that the conditions in the Agreement can be met and that the Group has adequate resources to continue normal activities and realize its assets and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the financial statements on the going concern basis.

Note 3. Summary of Accounting Policies

The consolidated financial statements have been prepared using the significant accounting policies and measurement bases summarized below.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the investments classified as financial assets, which have been measured at fair value. All amounts are presented in United States dollars unless otherwise stated.

Functional currency

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. During 2021, the Group’s operations continued to move further towards being US$ denominated and several other factors during the period have also contributed to the Group changing its functional currency during the year, such as the completion of U.S. initial public offering (IPO) and the Nasdaq listing in October 2020, opening a US subsidiary in May 2021 for a planned expansion into the US, and expanding the Board of Directors with the appointment of now five US based Directors. A significant element in the Group’s assessment to change the functional currency resulted from the significant increase in expenses denominated in US dollars relating to advanced clinical trials since the commencement of Phase 3 trials in March 2021. These changes, as well as the fact that the Group’s principal source of financing is now the U.S. capital market and all of the Group’s budgeting and planning is conducted solely in dollars led to the Company determining that the U.S. dollar (US$) best represents the currency of the primary economic environment in which the entity now operates. Accordingly, the Group changed its functional currency from Australian dollar (A$) to U.S. dollar (US$) effective January 1, 2021.

Presentation Currency

Following the change in functional currency, the Group changed its presentation currency from Australian dollars (A$) to US$. The change in presentation currency was made to better reflect the Group’s business activities and to enhance access to U.S. capital markets. Prior to the change, the Group reported its financial statements in Australian dollars (A$).

A change in presentation currency is a change in accounting policy which is accounted for retrospectively during 2021. In making this change in presentation currency, the Group followed the requirements set out in IAS 21 The Effects of Changes in Foreign Exchange Rates. As required by IAS 21, the consolidated statement of profit or loss and other comprehensive income and the consolidated statement of cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rates prevailing at the consolidated statement of financial position dates. Shareholders’ equity transactions have been translated using the rates of exchange in effect as of the dates of various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated in fiscal year 2021 to reflect the Group’s results as if they had been historically reported in US$ and the effect on the consolidated financial statements resulted in an addition to the foreign currency translation reserve of US$14.3 million for financial year 2021.

Change in Presentation of Other Income

The Group changed its presentation of Other income by reclassifying interest income out of Other income and into Finance Income – interest income to better reflect the nature of the related amounts as finance income. This reclassification had no effect on the reported results of operations.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company:

•	Has power over the investee;
•	Is exposed, or has rights, to variable returns from its involvement with the investee; and
•	Has the ability to use its power to affect its returns.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Financial assets and liabilities

Recognition and derecognition of financial assets

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Payables

Payables are carried at amortized cost and due to their short‑term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As of June 30, 2022, 2021 and 2020, the Group is in the research phase and has not capitalized any development costs to date.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

During the years ended June 30, 2022, 2021 and 2020, the Group’s only revenue related to sales‑based royalties.

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

The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statements of Profit or Loss and Other Comprehensive Income by analogizing with IAS 12 “Income Taxes”.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

The head entity which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea’s expenditure is incurred as a result of clinical trials for OPT‑302. During the years ended June 30, 2020 2021 and 2022, Opthea completed its Phase 2b wet age‑related macular degeneration (wet AMD) and Phase 1b/2a diabetic macular edema (DME) trials and Phase 3 clinical trials for OPT-302 was initiated during 2021. A key measure of Opthea’s performance is the level of expenditure incurred on the research of OPT‑302.

Judgment is required in relation to:

•	The classification of expenses in the income statement between research and development costs and operating expenses; and
•	Whether costs relate to R&D, and consequently if they meet the capitalization criteria under IAS 138 “Intangible Assets.”

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2022, 2021 and 2020.

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

For the years ended June 30, 2022, and 2021, the Group has recognized an R&D tax incentive receivable of US$6.3 million and US$5.0 million respectively within the consolidated statements of financial position, with a corresponding amount recognized within income tax benefit within the consolidated statements of profit or loss and other comprehensive income.

The R&D tax incentive receivable as of June 30, 2022 and 2021 is based on the legislation as currently enacted as of June 30, 2022 and 2021, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the year, no such legislative changes have occurred.

Investment tax credits such as the R&D tax incentive are outside of the scope of IAS 12 “Income Taxes” and IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance.” Based on the

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Income tax

The Group’s accounting policy for taxation requires judgments as to the differences between tax and accounting treatments of income and costs recognized in the consolidated statements of profit or loss and other comprehensive income. Judgment is also required in assessing whether deferred tax assets and liabilities are recognized in the statements of financial position and if accumulated income tax losses can be used to offset potential future tax profits.

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

4.2 Key sources of estimation uncertainty

Share‑based payment transactions

The Group measures the cost of equity‑settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in note 30. The accounting estimates and assumptions relating to equity‑settled share‑based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share‑based payments change, this could have a material impact on the amounts recognized in equity and employee‑related expenses.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 5. Application of New and Revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for the current year.

New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group include:

•	International Financial Reporting Standard Interest Rate Benchmark Reform (IFRS 7)
•	International Financial Reporting Standard Covid -19 Rent Concessions beyond 30 June 2021 (IFRS 16)
•	International Financial Reporting Standard – Annual Improvements 2018-2020 and Other amendments: and
•	International Financial Reporting Standard – Effective Date of Amendments to IAS 10 and IAS 128 and Editorial Corrections.

In the current year, the Group has applied a number of amendments to International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after July 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New and revised International Accounting Standards and Interpretations on issue but not yet effective

At the date of authorization of the financial statements, the Group has not applied the following new and revised International Accounting Standards, Interpretations and amendments that have been issued but are not yet effective:

Standard/amendments	Effective for annual reporting periods beginning on or after
IFRS 1, IAS 1– Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current and Non-current - Deferral of Effective Dated	January 1,2023
IAS 8– Disclosure of Accounting Policies and Definition of Accounting Estimates	January 1,2023
IFRS 16, IFRS 9, IFRS 1 and IAS 41 – Annual Improvements 2018-2020 and Other Amendments	January 1,2023
IFRS 9 and IFRS 17 – Initial application - Comparative information	January 1,2023
IFRS 1, IAS 12 - Deferred tax related to Assets and Liabilities arising from a Single Transaction	January 1,2023

The new and revised Accounting Standards, Interpretations and amendments listed above are not expected to have a material impact on the amounts recognized or disclosures included in the Group’s financial statements.

Note 6. Segment Information

The Group operates in one industry and two geographical area, those being the biotechnology and healthcare industry and Australia and United States, respectively.

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases.

The chief executive officer regularly reviews entity wide information that is compliant with International Financial Reporting Standards. There is only one segment for segment reporting purposes, and the information reviewed by the chief executive officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group’s only revenue stream in the current and previous financial year is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

and the development of OPT‑302 and that are not under development. These licenses are primarily used by third‑party licensees for research purposes. All of the royalty income of US$90,683 (2021: US$68,613 2020:US$59,061) was generated from customers based outside of Australia. The Group does not have any major customers. All property, plant and equipment are located in Australia.

Note 7. Revenue

	2022	2021	2020

	US$	US$	US$
Sales-based royalties	90,683	68,613	59,061
Total Revenue	90,683	68,613	59,061

Note 8. Other Income

	2022	2021	2020

	US$	US$	US$
Grant and other income	108,322	26,950	41,629
Total other income	108,322	26,950	41,629

Note 9. Research and Development Expenses

	2022	2021	2020

	US$	US$	US$
Research project costs	78,654,217	25,891,851	12,064,008
Total research and development expenses	78,654,217	25,891,851	12,064,008

The research project costs relate to the research programs in respect to the treatment of eye diseases by OPT‑302.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 10. Expenses

	2022	2021	2020

	US$	US$	US$
Administrative expenses
Employee benefits expenses:
Salaries and fees	2,931,243	1,794,840	1,424,237
Cash bonuses	376,649	479,501	193,588
Superannuation	171,899	188,543	141,019
Share-based payments expense	5,251,572	3,897,638	732,688
Total employee benefits expense	8,731,363	6,360,522	2,491,532

Other expenses:
Insurance	4,205,106	4,419,433	335,786
Investor relations costs	328,026	285,071	254,212
Audit and accounting	496,652	647,549	221,410
Travel expenses	13,616	1,459	44,521
Payroll tax	172,884	18,766	134,845
Legal fees	1,252,014	83,605	372,431
Advisory fees	156,978	393,843	416,082
Consultancy costs	1,619,824	367,070	—
Other expenses	846,098	714,328	334,262
Total other expenses	9,091,198	6,931,124	2,113,549

Depreciation of:
Equipment and furniture	11,917	15,012	14,581
Leasehold improvements	—	—	344
Right-of-use assets	66,465	91,656	81,611
Total depreciation expense	78,382	106,668	96,536

Loss on disposal of non-current assets	169	1,434	1,243

Total administrative expenses	17,901,112	13,399,748	4,702,860

Note 11. Finance Income

	2022	2021	2020

	US$	US$	US$
Interest income	235,468	372,001	480,453
Total finance income	235,468	372,001	480,453

Note 12. Net Foreign Exchange Loss

	2022	2021	2020

	US$	US$	US$
Net foreign exchange loss	(2,813,993)	(11,011,961)	(265,989)
Total net foreign exchange loss	(2,813,993)	(11,011,961)	(265,989)

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Exchange differences arising on the translation of monetary items are recognized in the Statements of Profit and Loss and other Comprehensive Income, except where deferred in equity as a qualifying cash flow or net investment hedge. After the Company’s US IPO where the Company raised US$128 million, the Company entered into an Australian dollar denominated term deposit worth US$100 million (AUD141.9million) maturing on February 3, 2021. The Company simultaneously entered into a foreign currency exchange contract under which the term deposit converted back to US dollars at effectively the same foreign exchange rate as when the term deposit was entered into. As the Group’s functional currency was the Australian dollar (A$) until December 31, 2020, the Group recorded a foreign exchange loss of US$9milion in relation to this transaction.

Note 13. Income Taxes

	2022	2021	2020

	US$	US$	US$
(a) Income tax benefit
The major components of income tax benefit are:
Statement of Profit or Loss and Other Comprehensive Income
Current tax
Current income tax credit	6,299,286	4,938,846	5,708,767
	6,299,286	4,938,846	5,708,767

Deferred tax
In respect of the current year	—	—	—
Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	6,299,286	4,938,846	5,708,767

(b) Current tax receivable	June 30, 2022	June 30, 2021	June 30, 2020
	US$	US$	US$
Research and Development Tax Incentive Credit receivable	6,299,286	4,972,898	5,868,152

(c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit of Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2022	2021	2020

	US$	US$	US$
Accounting loss before tax	(99,116,657)	(50,283,342)	(16,831,966)
At the Company's statutory income tax rate of 30% (2020:27.5%)	29,734,997	15,085,003	4,628,791
R&D tax incentive on eligible expenses	6,299,286	4,938,846	5,708,767
Non-deductible R&D expenditure	(4,344,335)	(3,420,951)	(3,624,766)
Other non-deductible expenses - share-based payment expense	(1,575,472)	(1,169,291)	(201,489)
Amount of temporary differences and carried forward tax losses not recognized	(23,815,190)	(10,494,761)	(802,536)
	6,299,286	4,938,846	5,708,767

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(d) Recognized deferred tax assets and liabilities in statement of financial position	June 30, 2022	June 30, 2021	June 30, 2020
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities:
Interest and royalty income receivable (future assessable income)	(17,085)	(2,344,514)	(70,925)
	(17,085)	(2,344,514)	(70,925)

Deferred tax assets related to temporary differences:
Recognition of tax losses	—	1,508,764	—
Accrued expenses and other liabilities	198,607	205,458	303,383
Employee provisions	161,159	152,675	128,812
Other miscellaneous items	306,531	477,617	430,839
	666,297	2,344,514	863,034
Net deferred tax assets	649,212	—	792,109
Less: temporary differences not recognized	(649,212)	—	(792,109)
Net deferred tax recognized in the statement of financial position	—	—	—

(e) Unrecognized temporary differences

Temporary differences with respect to deferred tax assets associated with intellectual property and other miscellaneous items which have a low probability of realization are unrecognized. These amounted to US$649,212 at year end (2021: nil).

(f) Carry forward unrecognized tax losses

The Group had income tax losses of US$37,717,792 and capital losses of US$412,122 at year end (2021: income tax losses of US$20,846,641 and capital losses of US$672,934) for which no deferred tax asset is recognized on the consolidated statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(g) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group’s shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% (2021: 30%) is A$227,371 (2021: A$227,371), which represents the amount of franking credits available for the subsequent financial year. Franking credits are not recognized in the consolidated statement of financial position.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 14. Earnings per Share

	2022	2021	2020

	US$	US$	US$
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(92,817,371)	(45,344,496)	(11,123,199)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	351,560,199	320,432,814	260,795,745
Effect of dilution:
Share options	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	351,560,199	320,432,814	260,795,745
Loss per share (basic and diluted in cents)	(26.40)	(14.15)	(4.27)

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

A total number of 22,988,000 options/rights outstanding June 30, 2022 and 925,000 ADS options were anti‑dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the following option plans.

Fully paid ordinary shares have no par value, cary one vote per share and carry the riht to dividends. No cash dividends have been paid, delared or recommended during or since the end of the financial year by the Company.

	2022	2021	2020
NED Plan	14,000,000	10,000,000	6,000,000
LTIP	7,388,000	6,644,000	12,044,000
	21,388,000	16,644,000	18,044,000

	2022	2021	2020

NED Plan	—	—	—
LTIP	1,600,000	—	—
	1,600,000	—	—

	2022	2021	2020

NED Plan	—	—	—
LTIP	925,000	—	—
	925,000	—	—

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

As of June 30, 2022, 12,857,589 outstanding options and rights were exercisable as of that date (2021: 11,394,000 2020: 18,044,000). As at June 30, 2022 nil outstanding ADS options were exercisable as of that date (2021: nil, 2020: nil).

Note 15. Current Assets – Cash and Cash Equivalents

	June 30, 2022	June 30, 2021

	US$	US$
Cash at bank and in hand	11,853,883	15,538,510
Short-term deposits	32,777,410	102,654,667
Total cash and cash equivalents	44,631,293	118,193,177

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term‑deposits are with two major Australian banks and are made for varying periods of between 30 and 90 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short‑term deposit periods. At year end, the average rate was 0.43% (2021: 0.24%, 2020: 1.01%).

,.

Note 16. Current Assets - Receivables

	June 30, 2022	June 30, 2021

	US$	US$
Interest receivable	56,952	37,905
GST receivable[1]	157,060	136,239
Other receivable[1]	43,656	391,142
Total current receivables	257,668	565,286

1 The GST and other receivables are non‑interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2021: nil).

Note 17. Current Assets - Prepayments

	June 30, 2022	June 30, 2021

	US$	US$
R&D Contract Research Organization	7,428,599	12,551,398
Insurance	1,086,847	1,820,059
Other prepayments	204,749	14,698
Total current prepayments	8,720,195	14,386,155

The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 clinical trial for OPT‑302 in order to secure sites across the world and start patient recruitment. These prepayments covered the initial startup of the Phase 3 clinical trials and other key milestones and are expected to be consumed within the next 12 months. The Insurance amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024. The non‑current portion of the prepayments are recorded as non‑current assets. Refer Note 18.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 18. Non-Current Assets - Prepayments

	June 30, 2022	June 30, 2021

	US$	US$
Insurance	110,295	174,541
Total non-current prepayments	110,295	174,541

The non‑current prepayment amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024.

Note 19. Current Liabilities – Payables

	June 30, 2022	June 30, 2021

	US$	US$
Accounts Payable (unsecured)[1]	11,402,164	2,417,719
Payroll related tax liability	43,334	83,799
Total current payables	11,445,498	2,501,518

1 Accounts Payable are non‑interest bearing and are normally settled on 30 day terms.

Note 20. Current Liabilities - Provisions

	June 30, 2022	June 30, 2021

	US$	US$
Annual leave	383,220	289,043
Long service leave	212,983	202,959
Total current provisions	596,203	492,002

Note 21. Non-Current Liabilities - Provisions

	June 30, 2022	June 30, 2021

	US$	US$
Long service leave	27,974	16,915
Total non-current provisions	27,974	16,915

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 22. Contributed Equity

	June 30, 2022	June 30, 2021	June 30, 2020
	US$	US$	US$
(a) Ordinary shares
Issued and fully paid at June 30	235,277,217	234,147,526	113,852,364
Movement in ordinary shares:
Opening balance	234,147,526	113,852,364	80,331,016
Issue of shares on exercise of options granted under the LTIP	1,129,691	3,271,542	284,828
Issue of shares on Nasdaq listing net of issuance cost $10,126,959	—	105,477,591	—
Issue of shares on exercise of pre-funded warrants net of issuance cost $1,099,412	—	11,546,029	—
Transfer from option reserve	—	—	—
	235,277,217	234,147,526	113,852,364
Ordinary shares on issue:	No:	No:	No:
Opening balance	351,003,541	269,157,769	249,414,839
Issue of shares on exercise of options granted under the LTIP	1,149,001	5,845,804	—
Issues of shares on Nasdaq listing	—	68,506,400	—
Issue of share on exercise of pre-funded warrants	—	7,493,568	—
	352,152,542	351,003,541	269,157,769

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company. We have not declared or paid any dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares.  Dividends, if any, on our outstanding ordianry shares will be declared by and subject to the discretion of our board of directors, and subject to Australian law

Issued capital at June 30, 2022 amounted to US$235,277,217 (352,152,542 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2021 the Company issued 68,506,400 ordinary shares on Nasdaq listing for net proceeds of US$105,477,591 as well as issued 7,493,568 pre‑funded warrants for net proceeds of US$11,546,029.

At June 30, 2022, the company had 7,500,000 Non-Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000 options, October 2024 for 2,000,000 options, January 2025 for 1,500,000 options, October 2025 for 500,000 options and April 2026 for 500,000 options.

At June 30, 2021, the company had 6,750,000 Non‑Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000 options, October 2024 for 1,000,000 options and January 2022 for 750,000 options.

Options granted to directors and employees

The company has two share‑based payment schemes, the Long-Term Incentive Plan (LTIP) and Non‑Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors. The company granted 8,400,000 options/rights and 925,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2022 (Note 30). These options/rights had a weighted average fair value at grant date of $0.781 per options and the ADS options had a weighted average fair value at grant date of $6.75. During the year ended June 30, 2022,

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

2,056,000 options granted under the LTIP and NED Plan were exercised for $1,129,691 ($257,175 for cash and $872,516 via cashless conversion).

The company granted 7,000,000 options over ordinary shares under these plans during the year ended June 30, 2021 (note 30). These options had a weighted average fair value at their grant date of US$1.03 per option. During June 30, 2021 8,400,000 options granted under the LTIP and NED Plan were exercised for US$3,271,542. No options were granted under the Plans during the year ended June 30, 2020.

	June 30, 2022	June 30, 2021	June 30, 2020
	US$	US$	US$
(b) Pre-funded warrants
Movement in pre-funded warrants:
Opening balance	—	—	—
Issue of pre-funded warrants in a US initial public offering	—	12,645,441	—
Cost of issue of pre-funded warrants	—	(1,099,412)	—
Issue of shares on exercise of pre-funded warrants	—	(11,546,029)	—
	—	—	—
Pre-funded warrants on issue:	No:	No:	No:
Opening balance	—	—	—
Issue of pre-funded warrants in a US Initial public offering	—	7,493,600	—
Exercise of pre-funded warrants	—	(7,493,568)	—
Forfeiture on exercise	—	(32)	—
	—	—	—

The Company issued 7,493,600 pre‑funded warrants for US$11,546,029 net of issue costs in respect of the US initial public offering in fiscal year 2021. The pre‑funded warrants were unquoted, having no voting or dividend rights and are exercisable to ADS’s at an exercise price of US$0.00001 per pre‑funded warrant on a one for one basis with no expiry date.     On June 21, 2021 all pre-funded warrants were exercised, converting to ADS’s.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 23. Accumulated Losses and Reserves

	2022	2021	2020

	US$	US$	US$
(a) Movements in accumulated losses were as follows:
Balance at July 1	(124,123,982)	(78,779,486)	(67,656,287)
Net loss for the year	(92,817,371)	(45,344,496)	(11,123,199)
Balance at June 30	(216,941,353)	(124,123,982)	(78,779,486)

(b) Reserves
Fair value of Investments reserve (i)	1,085,411	1,085,411	551,409
Share-based payments reserve (ii)	8,466,706	4,087,650	3,116,080
Foreign translation reserve (iii)	20,089,163	20,089,163	5,827,605
Total reserves	29,641,280	25,262,224	9,495,094

(i) Movement in fair value of investments reserve:
Opening balance	1,085,411	551,409	517,700
Fair value on gains on investments in financial assets	—	469,767	41,098
Exchange on translation	—	64,235	(7,389)
Closing balance	1,085,411	1,085,411	551,409

(ii) Movement in share-based payments reserve:
Opening balance	4,087,650	3,116,080	2,401,769
Share-based payments expense	5,251,572	3,897,638	732,688
Exercise of options	(872,516)	(3,271,542)	(284,828)
Exchange on translation	—	345,474	266,451
Closing balance	8,466,706	4,087,650	3,116,080

(iii) Movement in foreign translation reserve:
Opening balance	20,089,163	5,827,605	6,257,941
(Gains)/loss on translation	—	14,261,558	(430,336)
Closing balance	20,089,163	20,089,163	5,827,605

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

Note 24. Financial Risk Management Objectives and Policies

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Risk exposures and responses

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post tax (losses) or profits for a range of sensitivities. These can be seen in the post-tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post-tax (loss)/profit impact.

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

The Group does not have any borrowings (2021: nil). The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2022 and 2021.

At June 30, 2022, 2021 and 2020, if interest rates moved, with all variables held constant, post tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post tax (loss)/profit impact
	2022	2021	2020

	US$	US$	US$
Judgments of reasonably possible movements
+0.50% (50 basis points) (2021:+0.50%)	114,859	359,442	137,676
-0.50% (50 basis points) (2021:-0.50%)	(114,859)	(359,442)	(137,676)

The post-tax figures include an offset for unrecognized tax losses (bringing the tax effect to nil) for the year ended June 30, 2022 (2021: nil ,2020: nil).

Significant assumptions used in the interest rate sensitivity analysis include:

•

The reasonably possible movement of 0.5% was calculated by taking the interest rates as of balance date, moving these by plus and minus 0.5% and then re‑calculating the interest on term deposits with the ‘new‑interest‑rate’.

•	The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(ii)	Foreign currency risk

As a result of services provided by non‑related entities in Australia, Canada, United Kingdom and Europe, part of the Group’s monetary assets and liabilities are affected by movements in the exchange rate.

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies. :

	Consolidated
2022	AUD	EURO	GBP	CAD
Financial assets
Cash	26,697,582	—	—	—
Receivables	7,827,565	—	—	—
Financial liabilities
Payables	(1,213,469)	(435,698)	(3,037)	(13,419)
Other financial liabilities	—	—	—	—
Net exposure	33,311,678	(435,698)	(3,037)	(13,419)

	Consolidated
2021	AUD	EURO	GBP	CAD
Financial assets
Cash	35,646,457	—	—	—
Receivables	5,513,541	—	—	—
Financial liabilities
Payables	(1,276,164)	(41,872)	—	(1,290)
Other financial liabilities	—	—	—	—
Net exposure	39,883,834	(41,872)	—	(1,290)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2022 and 2021.

At June 30, 2022 and 2021, had the United States dollar (2020: Australian dollar) moved with all other variables held constant, post tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post tax (loss)/profit impact
	2022	2021	2020

	US$	US$	US$
Judgments of reasonably possible movements
Consolidated
AUD/USD +10% (2021:+10%)	(2,119,834)	(2,538,062)	219,569
AUD/USD -10% (2021:-10%)	2,590,908	3,102,076	(268,361)

The reasonably possible movements at June 30, 2022 are lower than at June 30, 2021 and higher than June 30, 2020 due mainly to net exposure to the Australian dollar due cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

(i)

The reasonably possible movement of 10% was calculated by taking the currency spot rates as of balance date, moving these by 10% and then re‑converting the currencies into US with the ‘new‑spot‑rate’. This methodology reflects the translation methodology undertaken by the Group.

(ii)	The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.
(iii)	Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(iii)	Credit risk

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

(iv)	Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of OPT-302 for the treatment of wet AMD for each calendar quarter. Refer to Subsequent event Note 31 for further information on the transaction.

The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

Note 25. Related Party Disclosures

(a)	Subsidiaries

The consolidated financial statements include the financial statements of Opthea Limited and its subsidiaries in the following table:

	Parent entity % equity interest
	June 30, 2022	June 30, 2021	June 30, 2020
	%	%	%
Vegenics Pty Ltd[1]	100	100	100
Opthea US Inc[2]	100	100	—

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 26. Commitments

(i)	Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of OPT‑302. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2022	2021	2020

	US$	US$	US$
Within one year	39,947,900	26,377,778	7,660,325
After one year but not more than five years	8,007,202	2,347,060	293,815
After more than five years	45,000	—	75,000
	48,000,102	28,724,838	8,029,140

Currently, the biggest Research contract has a 60 day termination clause and all commitments have been limited to a six month commitment.

(ii)	Commercial commitments
	2022	2021	2020

	US$	US$	US$
Within one year	507,874	—	—
After one year but not more than five years	—	—	—
After more than five years	—	—	—
	507,874	—	—

Currently, the biggest contract has a 60 day termination clause and all commitments have been limited to a twelve month commitment.

Note 27. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time‑frames stipulated in the contracts, those which could become payable in less than one year total US$nil (2021: US$nil) and those which could become payable in more than one year total US$11,512,675 (2020: US$11,548,205).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The group had a bank guarantee outstanding at June 30, 2022 in respect of a rental deposit for its office premises of US$39,478 (2021: US$43,000).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 28 Cash Flow Statements Reconciliation

	2022	2021	2020

	US$	US$	US$
(a) Reconciliation to cash at the end of the year
Cash at bank and in hand (note 15)	44,631,293	118,193,177	42,650,858
	44,631,293	118,193,177	42,650,858
(b) Reconciliation of net loss after tax to net cash flows from operations
Net loss for the year	(92,817,371)	(45,344,496)	(11,123,199)
Adjustments for:
Income tax benefit recognized in profit or loss	(6,299,286)	(4,938,846)	(5,708,767)
Net loss of disposal of non-current assets	169	—	—
Depreciation of non-current assets	11,917	15,012	14,926
Depreciation of right-of-use assets	66,465	91,656	81,611
Share-based payments expense	5,251,572	3,897,638	732,688
Net exchange differences	2,813,993	11,011,961	265,989
	1,844,830	10,077,421	(4,613,553)
Changes in:
Payables	8,511,607	(1,552,443)	(125,492)
Receivables	307,618	(369,712)	12,127
Prepayments	5,730,207	(14,231,546)	(30,994)
Provisions	115,259	40,510	72,794
Net cash flows used in operating activities before tax	(76,307,850)	(51,380,266)	(15,808,317)
R&D tax incentive received	4,972,898	5,834,099	10,118,697
Net cash flows used in operating activities	(71,334,952)	(45,546,167)	(5,689,620)

	2022	2021	2020

	US$	US$	US$
(c) Reconciliation of borrowings arising from financing activities
Balance at July 1	93,852	167,460	—
Non-cash addition			251,189
Payment of lease liabilities	(85,578)	(87,373)	(66,781)
Exchange on translation	(8,274)	13,765	(16,948)
Balance at June 30	—	93,852	167,460

1 Non‑cash addition represents the new lease on the Company’s office premises in Melbourne, Australia that commenced on July 15, 2019 and is renewable July 15, 2022.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 29. Key Management Personnel

(a)	Compensation of Key Management Personnel

	2022	2021	2020

	US$	US$	US$
Short-term employee benefits	1,555,658	1,099,081	680,954
Post-employment benefits	56,105	79,550	64,632
Share-based payments expense	4,664,767	3,897,638	420,751
	6,276,530	5,076,269	1,166,337

(b)	Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the current or prior financial year.

Note 30. Share-Based Payments

(a)Recognized share-based payment expenses

The expense recognized for share‑based payments during the year is shown in the table below:

	2022	2021	2020

	US$	US$	US$
Expense arising from equity-settled share-based payment transactions:
Director and employee services received	5,251,572	3,897,638	732,688
	5,251,572	3,897,638	732,688

(b)Non‑executive director and employee share option plans

During the 2015 financial year, the Group introduced an ownership‑based compensation scheme for non‑executive directors, executives and senior employees, the Long-Term Incentive Plan (LTIP) and Non‑Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non‑executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights services	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP - director FY2016	March 7,2016	0.140	0.360	March 7, 2021	June 30, 2016
LTIP - director FY2019	November 29, 2018	0.150	0.625	November 29, 2022	November 29, 2019
LTIP - employees FY2016	March 31, 2016	0.180	0.370	January 1, 2022	January 1, 2017
LTIP - employees FY2018	August 23, 2017	0.260	0.920	January 1, 2023	June 30, 2018
LTIP - employees FY2019	April 3, 2019	0.180	0.608	April 3, 2023	April 3, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	January 31, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	November 30, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	September 30, 2024
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2022
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2023
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2025
NED Plan FY2016	March 7,2016	0.140	0.360	March 7, 2021	June 30, 2016
NED Plan FY2019	November 29, 2018	0.150	0.625	November 29, 2022	November 29, 2019
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2023
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2025

There has been no alteration of the terms and conditions of the above share‑based payment arrangements since the grant date.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(c)Fair value of share options granted

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 4 or 5 years.

Options/Rights services	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP - director FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
LTIP - director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2016	0.540	0.370	0.180	65.00%	5 years	0%	2.09%	Binomial
LTIP - employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP - employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP - employees FY2022	0.955	nil	0.955	n/a	10 years	0%	n/a	n/a
LTIP - employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial

Fair value of ADS options granted

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 4 or 5 years.

ADS Options	Grant date share price US$	Exercise price US$	Fair value per ADS option US$	Expected volatility	ADS Option life	Dividend yield	Risk free interest rate	Model used
LTIP - employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP - employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP - employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(d)Movements in share options during the year

The following reconciles the share/rights options outstanding at the beginning and end of the year:

	2022		2021		2020
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	16,644,000	1.28	18,044,000	0.50	18,919,000	0.50
Granted during the year:
To employees and directors under the LTIP and NED Plan	8,400,000	0.77	7,000,000	2.21	—	—
Exercised during the year	(2,056,000)	0.55	(8,400,000)	0.36	(875,000)	0.37
Expired during the year	—	—	—	—	—	—
Balance at end of the year	22,988,000	1.16	16,644,000	1.28	18,044,000	0.50
Exercisable at end of year	12,857,589	0.97	11,394,000	0.86	18,044,000	0.50

The share options outstanding at the end of the year had a weighted average exercise price of US $0.97 (2021: US$0.86, 2020: US$0.50) and a weighted average remaining contractual life of 567 days (2021: 628 days, 2020: 626 days).

Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	2022		2021		2020
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$

Balance at beginning of year	—	—	—	—	—	—
Granted during the year:
To employees and directors under the LTIP and NED Plan	925,000	6.75	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—
Balance at end of the year	925,000	6.75	—	—	—	—
Exercisable at end of year	—	—	—	—	—	—

Note 31. Events After the Balance Sheet Date

DEVELOPMENT AGREEMENT AND PIPE FUNDING

On August 12, 2022 (the “Effective Date”), Opthea Limited (“Opthea”) entered into a Development Funding Agreement (the “Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, working together with Carlyle and Abingworth’s recently formed development company Launch Therapeutics, pursuant to which Investor agrees to provide funding to Opthea to support its development of OPT-302 for the treatment of wet (neovascular) age-related macular degeneration (“wet AMD”). Pursuant to the Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at Investor’s option, of which US$50 million will be paid shortly after Opthea receives the proceeds from the first tranche of the PIPE (as defined below), with the remainder being funded in two additional tranches to be paid on December 31, 2022 and December 31, 2023, respectively. Pursuant to the Agreement, Opthea will be

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

required to use commercially reasonable efforts to develop OPT-302 for the treatment of wet AMD in accordance with the Agreement, including pursuant to certain development timelines set forth therein. In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of OPT-302 for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of OPT-302 for the treatment of wet AMD for each calendar quarter. At the time that Investor receives an aggregate of four times the funding provided (US$680 million if Investor funds the full US$170 million under the Agreement) (the “Cap”), Opthea’s payment obligations under the Agreement will be fully satisfied. Opthea has the option to satisfy its payment obligations to Investor upon Regulatory Approval or a change of control of Opthea by paying an amount equal to the present value of the remaining payments payable to Investor subject to a mid-single-digit discount rate. Opthea also has an option to buy out the remaining payments at any time by paying an amount equal to the remaining payments due subject to a proposed discount rate, which Investor may accept or reject. Upon a change of control of Opthea, an acceleration payment of a specified multiple of the funding provided is payable, net of payments already made to Investor and creditable against future payments to Investor. Opthea will grant Investor a security interest in all of its assets (other than intellectual property not related to OPT-302). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Agreement (the “Release Date”). The Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date. The Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if:

• Opthea fails to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT-302 as set forth in the Agreement;

• Opthea suffers a material adverse event;

• there is a material adverse patent impact on Opthea’s intellectual property covering OPT-302;

• there are certain irresolvable disagreements within the joint steering committee overseeing Opthea’s development of OPT-302;

• the security interests of Opthea are invalidated or terminated other than as set forth in the Agreement; or

• any Phase 3 clinical trial of OPT-302 is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval. The Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Agreement. The Agreement may be terminated by either party (i) if the other party materially breaches the Agreement (“Material Breach”), (ii) if OPT-302 fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an OPT-302 clinical trial or (vi) upon a change of control of Opthea.

In certain instances, upon the termination of the Agreement, Opthea will be obligated to pay Investor a multiple of the amounts paid to Opthea under the Agreement, including specifically, • up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Agreement, including failure to make required payments or develop OPT-302 as set forth in the Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Agreement; • several multiples of such amounts in the event the Agreement is terminated due to Material Breach by Opthea; and • a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Opthea’s development of OPT-302. In addition, if following certain events of termination of the Agreement, Opthea continues to develop OPT-302 for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Agreement had not been terminated, less any payments made upon termination. The Agreement also provides that Opthea will use reasonable best efforts to complete a private placement of its ordinary shares or American Depositary Shares ("ADS’s") representing its ordinary shares (at a ratio of 8 ordinary shares per ADS) for gross proceeds of at least US$70 million, which Opthea expects will be satisfied through the PIPE (as described below). The Agreement also includes a minimum cash requirement, and Opthea may need to obtain additional funding to meet this requirement in the future, including prior to the expected readout of top-line results for its Phase 3 clinical trials. To the extent that Opthea raises additional capital through the sale of equity or convertible debt securities to meet this requirement, Opthea’s equity holders will be diluted. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, a copy of which is filed as an exhibit to this Form 20-F for the fiscal year ended June 30, 2022. Concurrently with the execution of the Agreement, Opthea entered into binding commitments for the private placement of ordinary shares to be issued pursuant to Regulation S under, and Section 4(a)(2) of, the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, for aggregate gross proceeds of approximately US$90 million (the “PIPE”) and a price per ordinary share of AU$1.15 (approximately US$0.81). The PIPE consists of two tranches. The first tranche was for AU$60.7 million (US$41.9 million), or 52.8 million ordinary shares, which amount represents the amount of new ordinary shares that Opthea was allowed to issue without obtaining shareholder approval under ASX Listing Rules. The first tranche was receipted on August 24, 2022. Opthea issued a Notice of Meeting to its Shareholders to convene a general meeting of shareholders which was held on September 26, 2022 where Opthea obtained shareholder approval to issue and consummate the second tranche, which will be for US$47.5 million, or 59 million shares which is expected to be received by September 30, 2022. In addition to the above, on September 26, 2022, Opthea announced the completion of the Share Purchase Plan which raised US$618 thousand (AU$940 thousand) or 817,824 ordinary shares. The Company is still assessing the accounting treatment of the above transactions.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

APPROVAL OF ADVANCED OVERSEAS FINDING CERTIFICATE

On August 29, 2022, the Company obtained an Advanced Overseas Finding Certificate from AusIndustry for additional overseas research activities for OPT-302. This allows the company to claim a portion of the overseas costs incurred for OPT-302 to be included as part of this Research and Development tax incentive. This is a non-adjusting subsequent event.

Besides the above-mentioned subsequent events, no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.