Form 20-F
period 2023-06-30
Opthea Ltd
filed 2023-09-28
CIK 1815620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Dr Megan Baldwin

Chief Executive Officer

+61 3 9826 0399

info@opthea.com

Level 4

650 Chapel Street

South Yarra, Victoria 3141

Australia

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 467,159,374 Ordinary Shares (including shares underlying American Depositary Shares). 11,613,763 American Depositary Shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

Item 17 ☐ Item 18 ☐

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
•
“U.S.” or “United States” refers to the United States of America.

Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain Australian dollar amounts contained in this annual report have been translated into U.S. dollars at the rate published by the Reserve Bank of Australia as of June 30, 2023. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Australian dollars at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

In July 2023, Opthea announced “sozinibercept” as the non-proprietary drug name for OPT-302. The American Medical Association’s United States Adopted Names (USAN) Council, in consultation with the World Health Organization’s International Non-proprietary Names (INN) Expert Committee, approved and adopted the non-proprietary drug name. Opthea will use the name sozinibercept (formerly OPT-302) in upcoming publications, public statements, and in corporate materials moving forward.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this annual report, regarding, among other things:

•
the success, cost and timing of our product development activities and clinical trials, including our estimates for the completion of enrollment in the phase 3 clinical trials and subsequent release of the top-line data in a timely fashion;
•
the accuracy of our estimates regarding our expected cash runway, expenses, future revenue, capital requirements and needs for additional financing;
•
our expectations about top-line data based on masked pooled data;
•
our expectations about the timing or likelihood of achieving regulatory approval and the cost of our development programs, including our clinical trials;
•
our reliance on the success of Sozinibercept (formerly known as "OPT-302") as our only product candidate;
•
our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates and receipt of the $50 million of additional funding under the Development Funding Agreement or "Funding Agreement or DFA" with Ocelot SPV LP ("Ocelot" or "Investor");
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
•
business disruptions or delays affecting the patient enrollment, development and operation of our clinical trials, including as a result of a public health emergency, macroeconomic conditions, such as inflationary pressure and supply chain disruptions or acts of war, including geopolitical conflicts;
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
•
our ability to attract and retain key scientific, clinical development or management personnel;
•
our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;
•
the future trading price of the ADSs and impact of securities analysts’ reports on these prices;
•
compliance with the terms and conditions under the Funding Agreement with Ocelot entered into August 2022, specifically as it relates to the timelines for development, Minimum Cash Accounts and Minimum Cash Threshold; and
•
other risks and uncertainties, including those listed under “Risk Factors.”

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below in this summary. These risks include, among others, the following:

Risks Related to the Development Funding Agreement with Ocelot SPV LP

•
The Funding Agreement contains several terms that restrict our flexibility in conducting the study including governance by a Joint Steering Committee (“JSC”) for changes in the original protocols, study design or timelines. Modifications require JSC approval and it will be difficult for us to make modifications on our own.
•
The Funding Agreement contains terms that require us to maintain a minimum cash balance and to provide a notice to Ocelot in the event we anticipates a “Going Concern” opinion in our annual financial statements or that we do not have sufficient cash to fund our operations for the next six months.
•
The termination provisions in the Funding Agreement on the part of Ocelot are extensive and give Ocelot a wide range of conditions to terminate the agreement. In the event of termination, unless mutual or for breach by Ocelot, amounts owed by us will be multiples of the invested capital to date. As of June 30, 2023, Ocelot has invested $85 million.
•
We are highly reliant on the funding under the Funding Agreement including the third tranche of US$35 million expected before December 31, 2023. In addition, subsequent to June 30, 2023, we were notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from US$120 million to US$170 million, which is subject to the co-investor's final due diligence and receipt of regulatory and tax approvals. There is no assurance that we will receive this additional funding.

Risks Related to our Financial Position and Need for Capital

•
We have not received approval for any product candidate for commercial sale and, as a result, we have never generated any revenue, have incurred significant financial losses and expect to continue to incur significant financial losses in the future, which makes it difficult to assess our future viability.
•
We will require additional capital in the future, including funding to complete the efficacy and safety stages of the trials, which may not be available to us on commercially favorable terms, or at all. Raising additional capital may cause dilution to holders of our ADSs.
•
Under the Funding Agreement we are required to give notice to Ocelot in the event the cash and cash equivalents balance drops below $60 million. In addition we are required to give notice if we reasonably expect to receive a "Going Concern" qualification or be unable to fund our commitments in the upcoming six months. Under these provisions Ocelot has the right but not the obligation to increase funding under the Funding Agreement to make up for the shortfall. If Ocelot declines to increase funding, we need to use our best efforts to commence a public offering of private placement of securities to make up the shortfall.

Risks Related to Development and Commercialization of Our Product Candidate

•
Clinical trials being conducted to test our product candidate, Sozinibercept (OPT-302), have been delayed and are more costly than anticipated. Future delays and increasing costs may occur. The trials may not obtain the desired safety and efficacy results.
•
We have encountered difficulties in enrolling patients in our clinical trials and may experience difficulties in the future. It is anticipated that the patient enrollment for the COAST and ShORe trials will be completed in Q1 2024 and Q2 2024 respectively. As of August 2023 the trials are approximately 75% enrolled.
•
Sozinibercept (OPT-302) may be shown to cause undesirable side effects or other adverse events that could delay or prevent its regulatory approval, limit its commercial profile or result in significant negative consequences following regulatory approval, if such approval is granted. Data from completed clinical trials indicates the safety and tolerability profile of Sozinibercept is consistent with approved standard of care anti VEGF-A treatments for wet AMD based on trial results to date. There is no assurance that the safety and tolerability profile of Sozinibercept will remain as observed to date.
•
The marketing approval process is expensive, time-consuming and uncertain, and even if Sozinibercept (OPT-302) receives marketing approval, we may not be successful in our commercialization efforts and Sozinibercept (OPT-302) may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
•
Marketing approval requires completion of process performance qualification (“PPQ”) which typically involves the production of a minimum number of drug substance and drug product batches. PPQ batches will require extensive lead time, the purchase of raw materials and the reservation of production slots at our contract development manufacturing organization (“CDMO”). We are working with our CDMO to reserve production slots however we have not committed to drug substance PPQ production at this time. There is no guarantee that the production slots will be available at the desired time or that these batches will be produced within the timeframe we plan to submit for marketing approval. Delays in committing to this production and the successful production itself may cause a delay in the filing for marketing and the receipt of marketing approval.
•
We may face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.
•
Our business could be negatively affected by the effects of health epidemics, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

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

Risks Related to Our Reliance on Third Parties

•
We rely on third-party manufacturers to produce Sozinibercept (OPT-302) or any future product candidates. If such manufacturers do not produce acceptable product candidates, this could have a material adverse effect on our business. The manufacturers we use for production are sole source and currently no backup manufacturers exist in the event of failure at the current manufacturers.
•
We are currently dependent on third parties to conduct clinical trials and some aspects of our research and development activities. Such third parties may not perform satisfactorily, including failing to meet deadlines for completion of such trial, research or testing Transition of certain of these third parties could cause delay or disruption in the clinical trials and result in higher than expected costs.

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

We are a clinical-stage biopharmaceutical company with no products approved for commercial sale. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, developing our product candidate, Sozinibercept (OPT-302), and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. We have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are not profitable and have incurred net losses since our inception. Our total comprehensive losses were US$92.8 million and US$142.4 million for the years ended June 30, 2022 and 2023. As of June 30, 2023, we had an accumulated loss of US$359.4 million. We have spent, and expect to continue to spend, significant resources to fund research and development of, and seek regulatory approvals for, Sozinibercept (OPT-302) and any future product candidates. The pivotal phase 3 studies for Sozinibercept (OPT-302), COAST and ShORe have been delayed and the cost to complete the studies is higher than anticipated. A new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from $120 million to $170 million which is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, that the closing terms and conditions will be satisfied or that we will ultimately receive the additional $50 million. If the additional US$50 million is not received by June 30, 2024, we will need to raise additional funds or reduce expenditures to continue as a going concern. In August 2023 Opthea announced a non-underwritten institutional placement (“Placement”) and accelerated non-renounceable entitlement offering (“ANREO”) offering of A$90 million,- (approximately US$58 million). We have received net proceeds of approximately $54 million from the Placement and ANREO (together, the "2023 Equity Offering") and we anticipate receiving $35 million from the third tranche of funding under the Funding Agreement by December 31, 2023.

While we expect that with our cash on hand at June 30, 2023 of $89 million, together with the net proceeds from the 2023 Equity Offering and the $85 million expected under the Funding Agreement, we will be able to fund our operations through the third calendar quarter of 2024, such proceeds will not be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials to top-line data. We will need to raise additional funds to complete the efficacy and safety phase of both studies and to report top-line data. In addition, the forecast of our cash runway above, following receipt of the proceeds from the 2023 Equity Offering and under the Funding Agreement, is subject to a number of assumptions, including the timing of completion of Phase 3 clinical trial patient enrollment and Clinical Research Organization ("CRO") and labor costs. Estimated patient enrollment timing used for our forecast of our cash runway is based on our monthly enrollment rates for our Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside our control. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future. If patient enrollment continues to be delayed in the future, or if any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, including higher than expected CRO and labor costs, then we will need to obtain additional financing earlier than our forecast. If we fail to obtain additional capital from other sources, prior to top-line data for our Phase 3 clinical trials, which may not be available on a timely basis or at all, we could be forced to delay, limit or terminate our operations, liquidate all or a portion of our assets and/or seek insolvency protection in the near term. Our failure to raise capital, if and when needed, could delay or suspend our business strategy and could have a material adverse effect on our activities.

If sufficient capital is not available, we may seek to modify the original trial design and protocol. We expect to incur substantial and increasing operating losses over the next several years as our research, development, manufacturing and clinical trial activities increase. Additionally, if Sozinibercept (OPT-302) is approved for commercial sale, our commercialization expenses will increase significantly as we seek a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, our accumulated losses will also increase significantly. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have a negative impact on our total (deficit) equity and working capital. The net losses we incur may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Even if we eventually generate product revenue, we may never be profitable and, if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If Sozinibercept is approved in a major market (as defined in the Funding Agreement), within 90 days of approval, we must make a fixed payment to Ocelot followed by six annual payments. Ocelot will also receive a variable payment of 7% of net sales. To date, Ocelot has invested $85 million and we anticipate the receipt of an additional $35 million before the end of calendar 2023. If Sozinibercept is approved, - Ocelot will receive four times invested capital or $680 million over approximately six years. We anticipate that profits generated by the sales of Sozinibercept should be able to fund this repayment, however there can be no assurances that we will have sufficient cash resources to repay this amount when it is due.

We currently have no source of product revenue and may never become profitable.

Sozinibercept (OPT-302) has not been approved for commercial sale, and we expect it to be several years before Sozinibercept (OPT-302) is approved, if ever, and we are able to commence sales of Sozinibercept (OPT-302). To date, we have not generated any revenue from the licensing or commercialization of Sozinibercept (OPT-302) and do not expect to receive revenue from it for a number of years, if ever. We will not be able to generate product revenue unless and until Sozinibercept (OPT-302) or any future product candidate, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements. Our ability to generate future product revenue from Sozinibercept (OPT-302) or any future product candidates also depends on a number of additional factors, including our or our future partners’ ability to:

•
successfully complete research and clinical development of Sozinibercept (OPT-302) and any future product candidates and obtain regulatory approvals for commercialization;
•
maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, including any scale up of manufacturing processes for Sozinibercept (OPT-302) to support our ongoing Phase 3 clinical program of Sozinibercept (OPT-302) in combination with anti-vascular endothelial growth factor-A, or anti-VEGF-A, therapy for the treatment of wet age-related macular degeneration, or AMD;
•
launch and commercialize future product candidates for which we obtain marketing approval, if any, and, if launched independently, successfully establish a sales force, marketing and distribution infrastructure;
•
payback amounts owed under the Funding Agreement for successful completion of the clinical trials, regulatory approval and commercial launch. Amounts owed under the Funding Agreement will be four times invested capital (currently $85 million) to be paid in a series of seven payments over six years and as a percentage of revenues. We or our potential partner must generate sufficient revenues to fund the repayment amounts:
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

In addition, because of the numerous risks and uncertainties associated with biologic product development, including that Sozinibercept (OPT-302) may not advance through development, achieve the endpoints of applicable clinical trials or receive approval for use in combination with one or more approved therapies, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide, or are required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities, including the European Medicines Agency, or the EMA, to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

Even if we generate revenue from the sale of any of our product candidates that may be approved, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or do not sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of Sozinibercept (OPT-302) or develop new product candidates.

As a clinical-stage biopharmaceutical company, our operations have consumed significant amounts of cash since our inception. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD, continue clinical development of Sozinibercept (OPT-302) in combination with aflibercept for the treatment of persistent diabetic macular edema, or DME, and other retinal diseases, and continue commercialization plans. Even if we are able to obtain regulatory approval for Sozinibercept (OPT-302) and any future product candidates that we may develop, we will require substantial additional capital to commercialize such product candidates.

•
Our forecasts of the period of time through which our financial resources will adequately support our operations included elsewhere in this report are forward-looking statements and involve risks and uncertainties, and actual results have in the past varied and could continue to vary as a result of a number of factors, including delays in and higher than expected costs of our Phase 3 clinical trials, the impacts of macroeconomic challenges, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist us with clinical development such as CROs and CDMOs and other factors discussed elsewhere in this “Risk Factors” section. We have based these estimates on assumptions, including the timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, that may prove to be wrong, and we have utilized, and in the future could utilize, our available capital resources sooner than we currently expect. Estimated patient enrollment timing used for our forecast of our cash runway is based on our monthly enrollment rates for our Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside our control. We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials. We may experience further delays and increased costs in the future, which we may not be able to accurately predict. Our future funding requirements, both short-and long-term, will depend on many factors, including:
•
the initiation of new clinical sites, progress, timing of enrollment, costs and results of clinical trials for Sozinibercept (OPT-302) and any future product candidates we may develop, including whether the FDA or comparable non-U.S. regulatory authorities require additional clinical trials beyond our Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD to support an approved label of Sozinibercept (OPT-302) in combination with multiple existing anti-VEGF-A therapies;
•
the initiation, progress, timing, costs and results of additional clinical trials and studies to evaluate the potential for co-formulation of Sozinibercept (OPT-302) with approved and/or biosimilar forms of

VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients;
•
the increasing costs incurred or might be incurred by CROs and CDMOs in connection with our ongoing Phase 3 clinical trials of Sozinibercept (OPT-302);
•
the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable non-U.S. regulatory authorities;
•
if approved, the costs of commercialization activities for Sozinibercept (OPT-302), or any other product candidate that receives regulatory approval;
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
•
the cost of establishing sales, marketing and distribution capabilities for Sozinibercept (OPT-302) and any future product candidates for which we may receive regulatory approval and that we determine to commercialize ourselves or in collaboration with our future partners;
•
compliance with our contractual obligations, including under the Funding Agreement;
•
the costs of operating as a public company with securities listed in both Australia and the United States; and
•
the uncertainty in the global economy including any lingering effects of the COVID-19 pandemic, emerging supply chain disruptions, rising inflation and interest rates, bank failures, labor shortages, unemployment levels, as well as events such as natural disasters and acts of war (including the ongoing Russia-Ukraine conflict).

We will require additional capital to develop, obtain regulatory approval for and commercialize Sozinibercept (OPT-302) and any future product candidates, including to complete our ongoing Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. In particular, we will require additional capital to progress our ongoing and future planned clinical trials without delays, including payments to Ocelot in connection with the achievement of certain regulatory milestones. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Ocelot, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. A new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from $120 million to $170 million which is subject to the co-investor's final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied or that we will ultimately receive the additional US$50 million. We anticipate receiving the third tranche of the $35 million under the Funding Agreement by December 31, 2023. However, there can be no assurance that we will meet the conditions under such agreement to receive any future payments, some of which are payable at Ocelot's discretion. We do not have any other committed external source of funds. We expect to finance future cash needs through public or private equity or collaborations. However, our Development Funding Agreement with Ocelot limits the types of financing we may pursue in the future. We also intend to continue to apply for tax incentives under the Research and Development Tax Incentive scheme provided by the Australian government. See “—Risks

Related to Development and Commercialization of Our Product Candidates—We have received tax credits under the Research and Development Tax Incentive scheme in Australia that may become repayable if we did not or do not comply with the rules of the scheme, or we may become ineligible for tax credits in our current or future tax years, which could harm our business, financial condition and results of operations.” Additional capital may not be available in sufficient amounts or on reasonable terms, if at all. If we are not able to raise additional capital, we may not be able to complete the clinical trials or complete them as originally planned, manufacture materials in preparation for filing and if approved commercialization continue operations or otherwise capitalize on our business opportunities, and our business and financial condition will be negatively impacted.

Failure to remain in compliance with our obligations under the Development Funding Agreement with Ocelot could lead to reduced funding under the agreement and/or the acceleration of potentially significant payments to Ocelot.

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP ("Ocelot" or "Investor"), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Investor agreed to provide funding to support our development of Sozinibercept (OPT-302) for the treatment of wet AMD. Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to $170 million at Investor’s option, of which $85 million has already been funded with the remainder being funded in an additional tranche of $35 million to be paid on December 31, 2023. In the event that third tranche of US$35 million is not paid by December 31, 2023 it would be considered a Fundamental Material Breach of the Funding Agreement by Carlyle and Abingworth. Under a Fundamental Material Breach of the Funding Agreement, we have limited recourse but would have the ability to terminate the Funding Agreement by Carlyle and Abingworth. Although termination by us for lack of payment by Carlyle and Abingworth of the US$35 million would relieve us from any repayments under the Funding Agreement, failure to receive the third tranche of US$35 million or the increased funding of US$50 million would have a negative impact on our expected cash runway and ability to complete enrollment in the ongoing trials.

A new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from $120 million to $170 million which is subject to the co-investor's final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied or that we will ultimately receive the additional US$50 million. Under the Funding Agreement, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of Sozinibercept (OPT-302) for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of Sozinibercept (OPT-302) for the treatment of wet AMD for each calendar quarter. At the time that Investor receives an aggregate of four times the funding provided (US$680 million if Investor funds the full US$170 million under the Funding Agreement), Opthea’s payment obligations under the Funding Agreement will be fully satisfied.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated. The Funding Agreement may be earlier terminated by Investor if:

•
Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop Sozinibercept (OPT-302) as set forth in the Funding Agreement;
•
Opthea suffers a material adverse event;
•
there is a material adverse patent impact on our intellectual property covering Sozinibercept (OPT-302);
•
there are certain irresolvable disagreements within the joint steering committee overseeing our development of Sozinibercept (OPT-302);
•
we become insolvent or seek protection from creditors:

•
the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or
•
any Phase 3 clinical trial of Sozinibercept (OPT-302) is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval.

In certain instances which may result upon the termination of the Funding Agreement, we will be obligated to pay Investor several multiples of the amounts paid to us under the Funding Agreement.

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, Investor may be relieved of their obligation to provide further funding under the Funding Agreement and our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to Sozinibercept (OPT-302)). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement may result in a foreclosure on our intellectual property and seizure of all of our assets. In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it. For additional details regarding the Funding Agreement, see Note 25 Financial Liabilities to the Consolidated Financial Statements in this annual report.

Raising additional capital may cause dilution to holders of our ordinary shares and ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Holders of our ordinary shares and ADSs could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities or debt. In February 2022, we established an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, we may offer and sell up to US$75 million of our ordinary shares in the form of ADSs, with each ADS representing eight ordinary shares, through Jefferies. Issuances of our ordinary shares sold pursuant to the sales agreement will have a dilutive effect on our existing stockholders. Further, these securities may have rights senior to those of our ordinary shares and could contain covenants or protective rights that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we need to secure additional financing, such additional fundraising efforts may divert our management and research efforts from our day-to-day activities, which may negatively affect our ability to develop and commercialize Sozinibercept (OPT-302) and any future product candidates.

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

Global credit and financial markets have experienced extreme disruptions at various points over the last few decades, characterized by diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, rising inflation and interest rates, bank failures, supply chain disruptions, increases in unemployment rates and uncertainty about economic stability. If another such disruption in credit and financial markets and deterioration of confidence in economic conditions occurs, our business may be harmed. If the equity and credit markets were to deteriorate significantly in the future, it may make any necessary debt or equity financing more difficult to complete, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and share price and could require us to delay or abandon development or commercialization plans. In addition, there is a risk that one or more of our service providers, manufacturers or other partners would not survive or be able to meet their commitments to us under such circumstances, which could directly affect our ability to attain our operating goals on schedule and on budget.

Risks Related to Development and Commercialization of Our Product Candidates

Our business substantially depends on the success of Sozinibercept (OPT-302), our only product candidate under clinical development, which has not completed a pivotal Phase 3 clinical trial. If we are unable to obtain regulatory approval for and successfully commercialize Sozinibercept (OPT-302) or any future product candidates, or we experience significant delays in doing so, our business will be harmed.

To date, the primary focus of our product development has been Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of patients with wet AMD and DME. Currently, Sozinibercept (OPT-302) is our only product candidate under clinical development. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and that therefore may be able to better sustain a failure of a lead candidate. Successful continued development and ultimate regulatory approval of Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, DME or other indications is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the clinical development of Sozinibercept (OPT-302). If we cannot successfully develop, obtain regulatory approval for and commercialize Sozinibercept (OPT-302), we may not be able to continue our operations. The future regulatory and commercial success of Sozinibercept (OPT-302) is subject to a number of risks, including the following:

•
we currently do not and in the future we may not have sufficient financial and other resources to complete the necessary clinical trials for Sozinibercept (OPT-302), including, but not limited to, the ongoing Phase 3 pivotal clinical trials and manufacturing needed to obtain drug approval;
•
we may not be able to obtain adequate evidence from clinical trials of efficacy and safety for Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, DME or other indications;
•
in our clinical trials for Sozinibercept (OPT-302), we may need to adjust our clinical trial procedures and may need additional clinical trial sites, which could delay our clinical trial progress under the Funding Agreement, the JSC must approve changes in the original protocol;
•
the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable non-U.S. regulatory authorities for marketing approval;
•
the standards implemented by clinical or regulatory agencies may change at any time and we cannot be certain what regulatory agencies may require in pivotal clinical trials for the approval of Sozinibercept (OPT-302);
•
the results of later stage clinical trials may not be as favorable as the results we have observed to date in our preclinical studies and phase 1 and phase 2 clinical trials;
•
we cannot be certain of the number and type of clinical trials and non-clinical studies that the FDA or comparable non-U.S. regulatory agencies will require in order to approve Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, DME or any other indication, including an approved label for use of Sozinibercept (OPT-302) in combination with multiple anti-VEGF-A therapies for the treatment of wet AMD;
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

Masked data from patients that have completed the week 52 visit in the ongoing Phase 3 clinical trials show greater mean best corrected visual acuity ("BCVA") increases from baseline than results with standard of care anti-VEGF-A monotherapy from our Phase 2b study. Masked data represent pooled data from both OPT-302 combination and standard of care monotherapy treatment arms. However, the Phase 3 clinical trial masked data are incomplete and subject to additional analysis once unmasked, and our Phase 3 clinical trials are not fully enrolled and the majority of patients enrolled in the trial have not completed the week 52 visit. There is no assurance that standard of care monotherapy in our Phase 3 clinical trials will yield similar results to our prior clinical trials or previously published clinical trials with anti-VEGF-A monotherapies. As a result, there can be no assurance that top-line results for Sozinibercept (OPT-302) from the Phase 3 clinical trial, if completed, will be consistent with results from masked data available to date.

Many of these risks as described above are beyond our control, including the risks related to clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a new drug application or a biologics license application, or BLA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market Sozinibercept (OPT-302), any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the products. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we may be unable to successfully develop or commercialize Sozinibercept (OPT-302). If we or any of our future development collaborators are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize Sozinibercept (OPT-302), we may not be able to generate sufficient revenue to continue our business.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. Our clinical trials may fail to adequately demonstrate the safety and efficacy of Sozinibercept (OPT-302) or any future product candidates.

Sozinibercept (OPT-302) and any future product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and comparable non-U.S. regulatory authorities before obtaining marketing approval from these regulatory authorities. The drug development and approval process is lengthy and expensive, and approval is never certain. For example, we expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. Investigational new drugs, such as Sozinibercept (OPT-302), may not prove to be safe and effective in clinical trials. We may be unable to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. Our estimated patient enrollment timing is based on our monthly enrollment rates for our Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside our control. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties progress our Phase 3 clinical trials, including due to delays and difficulties in enrolling eligible participants and opening clinical trial sites. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced.

We have in the past experienced, and if we continue to experience delays in clinical testing, our commercial prospects will be harmed, our costs may increase and our business may be harmed.

Conducting clinical studies for any product candidates in the United States requires filing an investigational new drug application, or IND, and reaching agreement with the FDA on clinical protocols, finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the institutional review board at each such site, manufacturing clinical quantities of product candidates and supplying drug product to clinical sites. Currently, we have an active IND with the FDA in the United States for Sozinibercept (OPT-302). If any such future IND is not cleared by the FDA, our clinical development timeline may be negatively impacted and any future clinical programs may be delayed or terminated.

We cannot guarantee that we will be able to successfully accomplish required regulatory activities or all of the other activities necessary to initiate and complete clinical trials. As a result, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products. We do not know whether any other clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to progress our Phase 3 clinical trials including due to delays and difficulties in enrolling eligible participants and opening clinical trial sites. Our product development costs will increase if we continue to experience delays in clinical testing. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize Sozinibercept (OPT-302) and any future product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize Sozinibercept (OPT-302) or any future product candidates and may harm our business, results of operations and prospects. Events that have in the past and may in the future result in a delay or unsuccessful completion of clinical development include:

•
the unavailability of financial resources to commence and complete planned trials;
•
delays in reaching agreement on acceptable terms with contract research organizations, or CROs, and clinical trial sites;
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

Our or our future collaborators’ inability to timely complete clinical trials could result in additional costs to us as well as impair our ability to generate product revenue, continue development, commercialize Sozinibercept (OPT-302) and any future product candidates and receive royalties on product sales. In addition, if we make changes to a product candidate, we may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of our modified product candidate to earlier versions, which could delay our clinical development plan or marketing approval for our current product candidate and any future product candidates.

We have in the past encountered difficulties in enrolling patients in our clinical trials and if we encounter such difficulties in the future, our clinical development activities could be delayed or otherwise negatively affected.

The timely completion of clinical trials largely depends on patient enrollment. Enrollment in our Phase 3 clinical trials has been challenged in part by the COVID-19 pandemic, supply chain issues, global and regional inflation, national and local recessions, challenges in hiring, qualified staff (at sites, our CRO and distribution locations), local regulatory approvals importation and custom requirements and administrative delays. We expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. Our estimated patient enrollment timing is based on our monthly enrollment rates for our Phase 3 clinical trials, but we have encountered delays in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Many factors have affected enrollment for our Phase 3 clinical trials, as described above, and additional factors may continue to affect patient enrollment, including:

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

Our inability to enroll a sufficient number of patients for our clinical trials would result in additional significant delays or may require us to abandon one or more clinical trials altogether. If we are unable to enroll a sufficient number of patients that will complete clinical testing, we will be unable to seek or gain marketing approval for Sozinibercept (OPT-302) and any future product candidates and our business will be harmed. Even if we are able to enroll a sufficient number of patients in our clinical studies or trials, delays in patient enrollment have in the past resulted, and may in the future result in increased costs or delays and other impacts on the timing or outcome of our clinical trials, which could prevent completion of these trials and negatively affect our ability to advance the development of Sozinibercept (OPT-302) and any future product candidates.

Sozinibercept (OPT-302) and any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by Sozinibercept (OPT-302) combination therapy or any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable non-U.S. regulatory authorities. Additional clinical studies may be required to evaluate the safety profile of Sozinibercept (OPT-302) combination therapy or any future product candidates. We have no clinical safety data on patient exposure to Sozinibercept (OPT-302) administered in combination with an anti-VEGF-A therapy for longer than 72 weeks.

Future results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, including, for example, immunogenicity. In such an event, we could suspend or terminate our trials, or the FDA or comparable non-U.S. regulatory authorities could order us to cease clinical trials or deny approval of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy or any future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences could materially and negatively affect our business, financial condition, results of operations and prospects. While Sozinibercept (OPT-302) has been well tolerated in our completed clinical trials, dosed patients have experienced certain adverse events, including potentially treatment-related serious adverse events, or SAEs, of myocardial infarction, endophthalmitis and vitritis in our Phase 2b clinical trial of Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, and a potentially treatment-related SAE of stroke for one patient in our Phase 1b/2a clinical trial of Sozinibercept (OPT-302) combination therapy for the treatment of DME.

It may be difficult to discern whether certain events or symptoms observed during our clinical trials or by patients using our approved products are related to Sozinibercept (OPT-302) or any future product candidates or approved products, including anti-VEGF-A therapies used in combination with Sozinibercept (OPT-302), or some other factor. As a result, we and our development programs may be negatively affected even if such events or symptoms are ultimately determined to be unlikely related to Sozinibercept (OPT-302) or any future product candidates or approved products. We are developing Sozinibercept (OPT-302) to complement existing VEGF-A inhibitors, including ranibizumab and aflibercept. There are some potential side effects associated with intravitreal anti-VEGF-A therapies such as intraocular hemorrhage, intraocular pressure elevation, retinal detachment, inflammation, vasculitis, artery occlusion or infection inside the eye and over-inhibition of VEGF, as well as the potential for potential systemic side effects such as heart attack, stroke, wound-healing problems and high blood pressure. Further, Sozinibercept (OPT-302) in combination with anti-VEGF-A therapies for the treatment of wet AMD is administered as sequential intravitreal injections over several weeks. There are risks inherent in the intravitreal injection procedure of drugs such as existing anti-VEGF-A therapies in combination with Sozinibercept (OPT-302) which can cause injury to the eye and other complications including conjunctival hemorrhage, punctate keratitis, eye pain, conjunctival hyperemia, which results in a discharge, intraocular inflammation and inflammation of the interior of the eye. For example, in our completed clinical trials, patients dosed with Sozinibercept (OPT-302) have experienced potentially treatment-related ocular adverse events such as eye pain, vitreous floaters, eye irritation and raised intraocular pressure.

We cannot assure you that additional or more severe adverse side effects than those observed to date related to Sozinibercept (OPT-302) combination therapy or any future product candidates will not be observed in our clinical trials or in the commercial setting. If observed, such adverse side effects could delay or preclude regulatory approval of Sozinibercept (OPT-302) combination therapy or any future product candidates, limit commercial use or result in the withdrawal of previously granted marketing approvals. If we or others identify undesirable or unacceptable side effects caused by Sozinibercept (OPT-302) combination therapy or any future product candidates or products:

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

Even if we complete the necessary Phase 3 pivotal clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any future collaboration partners from obtaining approvals for the commercialization of Sozinibercept (OPT-302) for the treatment of wet AMD or any other indication as well as for any other product candidate we develop.

Any product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable non-U.S. regulatory authorities. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval. While we expect to expand our internal regulatory function to support the marketing approval process for Sozinibercept (OPT-302), we have no prior experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely in part on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

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

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates, including for Sozinibercept (OPT-302) in other indications, may be harmed, and our ability to generate revenues will be materially impaired.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties with product candidates for wet AMD or DME, which could negatively affect our stock price, our ability to attract additional capital and our development program.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing product candidates for wet AMD or DME. In addition, other companies have developed products for wet AMD and DME, including product candidates administered in combination with anti-VEGF-A therapies, and have suffered setbacks and clinical trial failures in the past, including failures of primary endpoints in Phase 3 pivotal clinical trials following positive data from Phase 1 and 2 trials. Lack of efficacy, adverse events or undesirable side effects experienced by subjects in third party clinical trials currently being conducted or previously conducted could negatively affect our stock price, our ability to attract additional capital and our development of Sozinibercept (OPT-302) or even the viability of Sozinibercept (OPT-302) as a product candidate. In addition, any such adverse events or undesirable side effects may lead to increased regulatory requirements for, or additional regulatory review of, Sozinibercept (OPT-302), which may result in delays in development and commercialization of Sozinibercept (OPT-302) and harm our business, financial condition and results of operations.

The results of completed clinical trials may not be predictive of future results. Data from our clinical trials to date may not be indicative of results obtained when these trials are completed or in later-stage trials.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Failure can occur at any time during the clinical trial process. The results of completed clinical trials of Sozinibercept (OPT-302) or any future product candidate may not be predictive of the results of later-stage clinical trials, including our Phase 3 trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet

AMD, and the results of trials in certain patients may not be predictive of those obtained in another. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier stage clinical trials. In addition, data obtained from clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval.

The results of our Phase 2b clinical trial of Sozinibercept (OPT-302) combination therapy may not be predictive of the results of our Phase 3 clinical program due, in part, to the fact that we have no clinical data on Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy in any clinical trial longer than 72 weeks and that we are conducting our Phase 3 clinical trials at many clinical centers that were not included in our Phase 2b clinical trial. The number of patients exposed to product candidates and the average exposure time in prior clinical trials may be inadequate to detect rare adverse events or findings that may only be detected once a product candidate is administered to more patients and for greater periods of time. Any approved label for Sozinibercept (OPT-302) combination therapy may also be limited if our Phase 3 clinical trial results do not show long-term clinically significant efficacy results, including for over 12 months or in combination with either of the approved anti-VEGF-A therapies. In addition, if a combination of Sozinibercept (OPT-302) with an anti-VEGF-A therapy in our Phase 3 clinical program for the treatment of wet AMD does not achieve clinically significant superiority over anti-VEGF-A monotherapy with statistical significance on the primary endpoints of our Phase 3 clinical trials, or the FDA or a comparable non-U.S. regulatory authority requires additional clinical trials beyond our Phase 3 clinical program to support an approved label of Sozinibercept (OPT-302) used in combination with multiple anti-VEGF-A therapies, our ability to successfully commercialize Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD would be harmed.

For example, masked data from patients that have completed the week 52 visit in the ongoing Phase 3 clinical trials show greater mean BCVA increases from baseline than results with standard of care anti-VEGF-A monotherapy from our Phase 2b study. Masked data represent pooled data from both OPT-302 combination and standard of care monotherapy treatment arms. However, the Phase 3 clinical trial masked data are incomplete and subject to additional analysis once unmasked, and our Phase 3 clinical trials are not fully enrolled and the majority of patients enrolled in the trial have not completed the week 52 visit. There is no assurance that standard of care monotherapy in our Phase 3 clinical trials will yield similar results to our prior clinical trials or previously published clinical trials with anti-VEGF-A monotherapies. As a result, there can be no assurance that top-line results for Sozinibercept (OPT-302) from the Phase 3 clinical trial, if completed, will be consistent with results from masked data available to date.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we report may differ from future results of the same studies or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

In addition, adverse changes between interim data and final data could significantly harm our business and prospects. Additional disclosure of interim data by us or by our competitors in the future could also result in volatility in the price of the ADSs and our ordinary shares. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, Sozinibercept (OPT-302) or any future product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We may face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

The biopharmaceutical industry is intensely competitive and subject to rapid innovation and significant technological advancements. We believe the key competitive factors that will affect the development and commercial success of Sozinibercept (OPT-302) and any future product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price, the level of generic competition and reimbursement. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities and other research institutions. A number of biotechnology and pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of wet AMD and DME or have commercially approved products for the treatment of wet AMD or DME, including Roche, Regeneron and Novartis. The current standard of care for wet AMD is monotherapy administration of anti-VEGF-A therapies, including ranibizumab and aflibercept, as well as off-label use of bevacizumab. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to Sozinibercept (OPT-302) combination therapy. In addition to competition from other companies directly targeting wet AMD or DME, any products we may develop may also face competition from other types of therapies or patient and physician preferences. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as Sozinibercept (OPT-302) or any future product candidates progress through clinical development.

If our competitors market products are more effective, safer or cheaper than our products, are more durable or have reduced injection burden compared to our products (including Sozinibercept (OPT-302)), or reach the market sooner than our products, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies, products or product candidates obsolete, less competitive or not economical.

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

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA fast-track designation for a particular indication. Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy was granted fast-track designation for the treatment of wet AMD in July 2021 and we may seek fast track designation for certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our future product candidates. If granted, fast-track designation makes a product eligible for more frequent interactions with FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of products candidates with fast-track designation may qualify for priority review under the policies and procedures offered by the FDA, but the fast-track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant fast track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive fast- track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast-track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw fast-track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any fast-track designation at any time.

Sozinibercept (OPT-302) and any future product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. Given the number of drugs in development or currently approved for the treatment of wet AMD and DME, if we are unsuccessful in achieving a differentiated profile with Sozinibercept (OPT-302), including in combination with existing therapies, based on efficacy, safety and tolerability, dosing and administration, market acceptance will be limited. For example, current treatments for wet AMD, including ranibizumab, aflibercept and low-cost, off-label use of bevacizumab, are well established in the medical community and perceived as demonstrating meaningful clinical response in many cases. As a result, doctors may continue to rely on these treatments without Sozinibercept (OPT-302) or may continue to use such existing treatments as first-line therapies. The medical community may also resist adopting a combination therapy over monotherapy for any of our targeted indications. In particular, recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor while reducing the number of injections. While we plan to evaluate the potential for co-formulation of Sozinibercept (OPT-302) with approved and/or biosimilar forms of VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients, there can be no assurance that we will be successful or that any co-formulated product will have a favorable safety profile. If we are unable to reduce the injection burden of Sozinibercept (OPT-302) combination therapy or demonstrate sufficient efficacy improvements with a comparatively higher frequency and number of injections over standard of care anti-VEGF-A therapies, develop a co-formulation of Sozinibercept (OPT-302) for patients or otherwise increase the duration of efficacy of Sozinibercept (OPT-302) doses, or if physicians determine that a more frequent regimen is necessary, the market acceptance of Sozinibercept (OPT-302) may be limited which would harm our business, financial condition and results of operations.

In addition, the potential market opportunity for Sozinibercept (OPT-302) is difficult to estimate precisely. If Sozinibercept (OPT-302) receives marketing approval for the treatment of wet AMD, it will be approved solely for use in combination with one or more anti-VEGF-A therapies, and may be limited to use with only one anti-VEGF-A therapy for the treatment of wet AMD depending on whether the results from each of our Phase 3 clinical trials support an approved label for use of Sozinibercept (OPT-302) in combination with more than one anti-VEGF-A therapy. The market opportunity for Sozinibercept (OPT-302) will be dependent upon the continued use of anti-VEGF-A therapies in the treatment of wet AMD and the market share of such anti-VEGF-A therapies for which Sozinibercept (OPT-302) is approved as a combination therapy. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

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

Efforts to educate the medical community and third-party payors on the benefits of Sozinibercept (OPT-302) combination therapy may require significant resources and may not be successful. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Our commercial success also depends on coverage and adequate reimbursement of our product candidates by third-party payors, including government payors, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which we may seek to market our products.

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

If Sozinibercept (OPT-302) is approved by the FDA as a combination therapy for the treatment of wet AMD, the approval will be limited to this specific indication and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing Sozinibercept (OPT-302) for other indications. We may be subject to fines, penalties or injunctions if we are determined to have promoted or be promoting the use of Sozinibercept (OPT-302) for unapproved or “off-label” uses, resulting in damage to our reputation and business.

If Sozinibercept (OPT-302) receives marketing approval for the treatment of wet AMD, it will be approved solely for use in combination with one or more anti-VEGF-A therapies, and may be limited to only one anti-VEGF-A therapy for the treatment of wet AMD depending on the results of our ongoing pivotal Phase 3 clinical trials. Although we are also developing Sozinibercept (OPT-302) for other retinal diseases, any regulatory approval of Sozinibercept (OPT-302) for wet AMD would not cover the treatment of any other indication. As a result, we would be prohibited from promoting Sozinibercept (OPT-302) for the treatment of DME unless we are granted FDA approval for such indication.

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

Sozinibercept (OPT-302) is being developed to be used as a combination therapy for use with anti-VEGF-A therapies, which exposes us to additional risks.

We are developing Sozinibercept (OPT-302) to be used in combination with currently approved VEGF-A inhibitors. Even if Sozinibercept (OPT-302) were to receive marketing approval or be commercialized, we would continue to be subject to the risks that the FDA or similar regulatory authorities could revoke approval of some or all approved anti-VEGF-A therapies for safety, efficacy, manufacturing or supply issues. This could result in Sozinibercept (OPT-302) being restricted from commercialization or being less commercially successful.

We may also evaluate Sozinibercept (OPT-302) or any other future product candidates in combination with one or more other product candidates that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell Sozinibercept (OPT-302) or any product candidate we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other product candidates or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with Sozinibercept (OPT-302) or any product candidate we develop, we may be unable to obtain approval of or market Sozinibercept (OPT-302) or any product candidate we develop.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Although the development and commercialization of Sozinibercept (OPT-302) is currently our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to retinal diseases. The success of this strategy depends primarily upon our ability to identify and validate new therapeutic candidates, and to identify, develop and commercialize new drugs and biologics. Our research efforts may initially show promise in discovering potential new drugs and biologics, yet fail to yield product candidates for clinical development for a number of reasons, including:

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

Our business was and may in the future be negatively affected by the effects of health epidemics, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations.

Health epidemics in regions where we have concentrations of clinical trial sites or other business operations could negatively affect our business, including by causing significant disruption in the operations of third-party manufacturers and CROs upon whom we rely. For example, the novel coronavirus disease 2019, or COVID-19, negatively impacted our ability to initiate clinical trial sites, maintain patient enrollment and enroll new patients. Our ability to attract additional clinical trial sites and principal investigators to conduct our clinical trials and to conduct the necessary clinical trial site initiation procedures were negatively impacted by quarantines, shelter-in-place and similar restrictions imposed by federal, state and local governments.

Moreover, we rely on third-party CROs and other third parties to assist us with clinical development activities. We experienced significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, due in part to the COVID-19 pandemic and its related effects. The outbreak of health epidemics in the future could cause significant disruptions to our clinical development timelines, which would harm our business, financial condition, results of operations and growth prospects.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, in March 2020, the FDA temporarily postponed inspections of manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures or issue guidance materially affecting the conduct of clinical trials. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Even if we commercialize Sozinibercept (OPT-302) or any future product candidate, we may face challenges to achieving profitability such as our products becoming subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

In the United States and in other countries, patients who are prescribed treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations are essential for most patients to be able to afford medical services and pharmaceutical products such as Sozinibercept (OPT-302) or any our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors are essential for most patients to be able to afford treatments such as Sozinibercept (OPT-302).

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

Government authorities and other third-party payors in the United States and abroad have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and for newly approved products, and as a result, they may not cover or provide adequate reimbursement for Sozinibercept (OPT-302) and future product candidates. Increasingly, certain third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for any product that we or our future collaborators commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our future collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we and our future collaborators may not be able to successfully commercialize any product candidate for which marketing approval is obtained. A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved. Assuming there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for Sozinibercept (OPT-302) and any future product candidates and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

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

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize Sozinibercept (OPT-302) or any future product candidates with significant market potential at an adequate profit margin after cost of goods sold and other expenses. Commercialization of Sozinibercept (OPT-302) or any future product candidates may entail a substantial cost of goods sold and there can be no assurance that we will be able to achieve a suitable gross margin with respect to sales of Sozinibercept (OPT-302) or any future product candidates.

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

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, collectively referred to as the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, the Tax Cuts and Jobs Act of 2017, or the TCJA, was enacted, which included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and inseparable feature of the Affordable Care Act, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the Affordable Care Act are invalid as well. June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in the Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect until 2032, unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three (3) to five (5) years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially negatively affect customer demand and affordability for our products and, accordingly, the results of our financial operations.

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which have resulted in several U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product-pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, in July 2021, the Biden administration expressed its intent to pursue certain policy initiatives to reduce drug prices. For example, the executive order expressed the

Biden administration’s support of legislative reforms to lower prescription drug prices, including by allowing Medicare’s negotiation of drug prices. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug-pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least seven (7) years for prescription drugs and at least eleven (11) years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, ten (10) Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to twenty (20) drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to CMS or be subject to civil monetary penalties. HHS has and will continue to issue and update guidance as these programs are implemented, although the IRA may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In addition, in response to the Biden administration's October 2022 executive order on February 14, 2023, HHAS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

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

We have received cash incentives in the past under the Research and Development Tax Incentive scheme, or the R&D Scheme, to offset the costs of our clinical trials and other qualifying expenses incurred both in Australia and other jurisdictions. Certain research and development costs that we incur in the future may be ineligible for cash incentives under the R&D Scheme. For example, costs incurred outside Australia in connection with our future clinical trials are generally not eligible for cash incentives under the R&D Scheme. In addition, the federal government of Australia and the Australian Taxation Office, or ATO, could change the rules of the regulatory regime or amend past tax returns and, as a result, amounts paid to us may become repayable to the ATO including the amount of tax incentives in respect to our fiscal year ended June 30, 2023, included as current receivables in our consolidated financial statements. We have received an aggregate of US$35.6 million (A$50.3 million) in cash tax incentives during the five fiscal years ended June 30, 2023, under the R&D Scheme. As of June 30, 2023, our current tax receivable under the R&D Scheme was US$5.9 million. This receivable amount as of June 30, 2023, is based on Australian legislation as enacted as of June 30, 2023. Any proposed changes to the legislation, such as rate changes to eligibility requirements, may have a retrospective impact on our current tax receivable under the R&D Scheme - currently, no such legislative changes have occurred. Any rule changes made to reduce the amount we are able to claim under the R&D Scheme currently or in the future and any retrospective changes made to the R&D Scheme that reduce the incentives that we have claimed in past tax years could harm our business, financial condition and results of operations.

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
•
the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) certain other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the ownership and investment interests held by such physicians and their immediate family members and payments or other “transfers of value” to such physicians (covered manufacturers are required to submit reports to CMS by the 90th day of each calendar year);. and
•
analogous state and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or otherwise restrict payments that may be made to healthcare providers or other interactions with healthcare providers and other potential referral sources, state or non-U.S. laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the national or federal government, and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing, state, non-U.S., and local laws that require the registration of pharmaceutical sales representatives, and state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from one another in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

We are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share personal data and other sensitive information including proprietary and confidential business data. trade secrets. intellectual property, data we collect about trial participants in connection with clinical trials. and other sensitive third-party data. Our data processing activities may subject us to numerous data privacy and security obligations. such as various laws, regulations guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States. federal, state. and local governments have enacted numerous data privacy and security laws, including data breach notification laws. personal data privacy laws, consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. Additionally, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CPA exempts some data processed in the context of clinical trials. the CPA may increase compliance costs and potential liability with respect to other personal data we maintain about California residents. In addition, the California Privacy Rights Act of 2020 ("CPRA") expands the CPA's requirements, including by adding a new right for individuals to correct their personal data and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia and Colorado, have also passed comprehensive data privacy and security laws. and similar laws are being considered in several other states. as well as at the federal and local levels. While these states. like the CCPA, also exempt some data processed in the context of clinical trials. these developments further complicate compliance efforts. and increase legal risk and compliance costs for us and the third parties upon whom we rely.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union's General Data Protection Regulation ("EU GDPR the United Kingdom's GDPR ("UK GDPR"), Brazil's General Data Protection Law (Lei Geral de Protecão de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law (PIPL?) impose strict requirements for processing personal data. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In Canada, the Personal Information Protection and Electronic Documents Act (PIPEDA") and various related provincial laws, as well as Canada's Anti-Spam Legislation ("CASL*), may apply to our operations We may be subject to new and emerging data privacy and security regimes, including Australia's Privacy Act China's Personal Information Protection Law. Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act 43

In the ordinary course of business. we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EA") and the United Kingdom (*UK" have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EA and UK to the United States in compliance with law. such as the EA and UK's standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations. the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners. vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

In addition to data privacy and security laws, we are or may become contractually subject to industry standards adopted by industry groups. We are also bound by contractual obligations related to data privacy and security. and our efforts to comply with such obligations may not be successful. For example, certain data privacy laws. such as the GDPR and the CCPA, require covered businesses to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies. materials or statements are found to be deficient, lacking in transparency. deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security are quickly changing, becoming increasingly stringent, and creating regulatory uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services. information technologies, systems, and practices and to those of any third parties that process personal data on our behalf In addition, these obligations may require us to change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims); additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

Any of these events could have a material adverse effect on our reputation, business, or financial condition including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity, or substantial changes to our business model or operations.

If we are not able to obtain required regulatory approvals, we will not be able to commercialize Sozinibercept (OPT-302) or any future product candidate, and our ability to generate product revenue will be impaired.

Sozinibercept (OPT-302) and any future product candidate that we may develop, as well as the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for, and thus commercialize any product candidate, could negatively impact our ability to generate any revenue from product sales.

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

Even if Sozinibercept (OPT-302) combination therapy or any future product candidate receives regulatory approval, it may still face future development and regulatory difficulties.

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

Risks Related to Our Reliance on Third Parties

We have relied on, and expect to continue to rely on, third-party manufacturers to produce Sozinibercept (OPT-302) or any future product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

The manufacturing of biologic drugs such as Sozinibercept (OPT-302) is complex and the process of identifying the qualifying suppliers takes a significant investment of time and money. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on third-party manufacturers to supply us with Sozinibercept (OPT-302) and any future product candidates.

We currently have a sole-source relationship with Patheon N.V.("Patheon"), a division of Thermo Fisher Scientific Inc., pursuant to which it supplies us with Sozinibercept (OPT-302) drug substance and drug product. If there should be any disruption in our supply arrangement with Patheon, including any adverse events affecting

Patheon or Thermo Fisher Scientific, it could have a negative effect on the clinical development of Sozinibercept (OPT-302) and other operations while we work to identify and qualify an alternate supply source. In addition, we do not have a long-term supply arrangement to purchase anti-VEGF-A therapy for use in combination with Sozinibercept (OPT-302) in our clinical trials and acquire such drug product on a purchase-order basis. Any complications with our existing suppliers of anti-VEGF-A therapies could considerably delay our clinical trials for Sozinibercept (OPT-302), including our Phase 3 pivotal clinical program of Sozinibercept (OPT-302) for the treatment of wet AMD, or the regulatory approvals of Sozinibercept (OPT-302).

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

The FDA and other comparable non-U.S. regulatory authorities require manufacturers to register manufacturing facilities. The FDA and other comparable non-U.S. regulatory authorities also inspect these facilities to confirm compliance with cGMP. Contract manufacturers may face manufacturing or quality control problems causing drug-substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. We may have little to no control regarding the occurrence of third-party manufacturer incidents. Failure by our third-party manufacturers and suppliers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Any failure to comply with cGMP requirements or other FDA or comparable non-U.S. regulatory requirements could negatively impact our clinical research activities and our ability to develop Sozinibercept (OPT-302) or any future product candidates and market our products following approval.

If Sozinibercept (OPT-302) or any future product candidates are approved by the FDA or other comparable non-U.S. regulatory authorities for commercial sale, we may need to manufacture such product candidate in larger quantities. We intend to use third-party manufacturers for commercial quantities of Sozinibercept (OPT-302) to the extent we advance this product candidate and other product candidates. Our manufacturers may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or efficient manner, or at all. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate.

In addition, the operations of our third-party manufacturers may be subject to earthquakes, power shortages, telecommunications failures, failures or breaches of information technology systems, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, such as the COVID-19 pandemic, and other natural or man-made disasters or business interruptions. Damage or extended periods of interruption to our facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

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

The manufacture of biologic products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up and validating initial production and ensuring the avoidance of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. We cannot assure you that any stability or other issues relating to the manufacture of Sozinibercept (OPT-302) will not occur in the future.

The process of manufacturing Sozinibercept (OPT-302) is complex, highly regulated and subject to several risks, including:

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

To date, Sozinibercept (OPT-302) has been manufactured by a single third-party manufacturer, Patheon, solely for preclinical studies and Phase 1, 2 and 3 trials. Any such failure will require us to seek alternative manufacturing sources, which may result in considerable additional expense and delays in our planned clinical trials. We have limited process-development capabilities and have access only to external manufacturing capabilities. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials or commercialization. Any delay or interruption in the supply of clinical trial materials, including as a result of breach by us or Patheon of our agreement with Patheon, or our inability to agree to the terms of supply or related services in any statement of work, could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through nonclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause Sozinibercept (OPT-302) or any future product candidate to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Sozinibercept (OPT-302) or any future product candidate or jeopardize our ability to commence sales and generate revenue.

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

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and clinical trial protocols. Moreover, the FDA requires us to comply with standards, commonly referred to as current Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We are also required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain time frames. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements, standard operating procedures or clinical trial protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for Sozinibercept (OPT-302) or any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development, marketing approval and/or commercialization of Sozinibercept (OPT-302) or any future product candidates, producing additional losses and depriving us of potential revenue.

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

We may not be able to attract or retain qualified personnel and consultants due to the intense competition for such individuals in the biotechnology and pharmaceutical industries. In particular, we in the future hire employees, including senior employees, in the United States as we continue clinical development of Sozinibercept (OPT-302) and prepare for potential commercialization. The hiring environment in the United States for such candidates is extremely competitive. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.

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

As we advance our clinical development programs for product candidates, seek regulatory approval in the United States and elsewhere and increase the number of ongoing product development programs, we anticipate that we will need to increase our product development, scientific and administrative headcount. In particular, as we progress our Phase 3 clinical trials for Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD, we will require additional key staff for clinical development operations as well as additional key financial and administrative personnel. We will also need to establish commercial capabilities in order to commercialize any product candidates that may be approved. Such an evolution may impact our strategic focus and our deployment and allocation of resources.

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

If Sozinibercept (OPT-302) or any future product candidate is approved, we intend either to establish a sales and organization with technical expertise and supporting distribution capabilities to commercialize Sozinibercept (OPT-302) or any future product candidate or to outsource such functions to one or more third parties. Either of these options would be expensive and time-consuming. Some or all of these costs may be incurred in advance of any approval of Sozinibercept (OPT-302) or any future product candidate. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target.

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

Any changes we make to Sozinibercept (OPT-302) or any future product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. The patent landscape surrounding the technology underlying our product candidates is potentially crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to Sozinibercept (OPT-302) or any future product candidates.

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

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with Sozinibercept (OPT-302) or any future product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect Sozinibercept (OPT-302) and any future product candidates.

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

We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize Sozinibercept (OPT-302) and any future product candidates.

The patent landscape around our programs is complex, and there may be one or more third-party patents and patent applications containing subject matter that might be relevant to Sozinibercept (OPT-302). Depending on what claims may ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate formulation and method of use of Sozinibercept (OPT-302) or any future product candidates, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates, which would harm our business, financial condition and results of operations. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under the relevant license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to the technologies licensed under those agreements.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell Sozinibercept (OPT-302) and any future product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

We could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent of a third party. A finding of infringement could prevent us from commercializing Sozinibercept (OPT-302) or any future product candidates or force us to cease some of our business operations, which could materially harm our business.

We may not be aware of all third-party intellectual property rights potentially relating to Sozinibercept (OPT-302) or any future product candidates and technologies. We are not aware of any facts that would lead us to conclude that the valid and enforceable claims of any third-party patents would reasonably be interpreted to cover our product candidates. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any such third-party patents (including those that may issue from such applications) were successfully asserted against us or other commercialization partners and we were unable to successfully challenge the validity or enforceability of any such asserted patents, then we and other commercialization partners may be prevented from commercializing our product candidates, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing would harm our business, financial condition and operating results.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to Sozinibercept (OPT-302) and any future product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we exclusively license or may own in the future;
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

We had a total of 467,159,434 ordinary shares outstanding as of June 30, 2023. In August 2023 Opthea announced a non-underwritten institutional placement (“Placement”) and accelerated non-renounceable entitlement offering (“ANREO”) offering of A$90 million,- (approximately US$58 million) which was completed in September 2023. Existing shareholders were entitled to purchase new shares at a ratio of 1 for 3.07 pro-rata. The Placement and the institutional component (Institutional Entitlement Offer) of the fully underwritten ANREO together raised approximately A$73.7 million, (US$ 47.2 million) and the retail component raised approximately A$16.3 million (US$10.8 million). Total shares outstanding as of the date of this report is 662,806,891.

Participants in the Placement and ANREO will receive one option, each exercisable at A$0.80 per option and expiring on August 31, 2025 (New Options), for every two New Shares issued under the Placement and ANREO. A total of approximately 98 million New Options were issued in connection with the Placement and ANREO.

As of the date of this annual report, the exercise of all outstanding options/rights and ADS options exercisable for ordinary shares would enable the subscription of new ordinary shares representing approximately 20.0% of the diluted share capital. The ordinary shares subject to subscription under outstanding options exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future.

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

We have incurred and will continue to incur significant increased costs as a result of operating as a company with ADSs that are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

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

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, the provisions of the Corporations Act 2001(Cth), or the Corporations Act, regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

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

The deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended, or the Securities Act or exempted from registration under the Securities Act. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

As a foreign private issuer listed on Nasdaq, we are subject to its corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Remuneration and Nomination committees, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of the board of directors are present. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of our corporate governance practices, see “Item 16G—Corporate Governance.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2023. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

We cannot predict if investors will find the ordinary shares or ADSs less attractive because we may rely on these exemptions. If some investors find the ordinary shares or ADSs less attractive as a result, there may be a less active trading market for the ordinary shares or ADSs and the price of the ordinary shares or ADSs may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv)June 30, 2026.

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

There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and based on the nature and composition of our income, assets, activities and market capitalization, it is likely that we will be a PFIC for our taxable year ended June 30, 2023, and in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

If a U.S. holder is treated as owning, (directly, indirectly or constructively,) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated, for U.S. federal income tax purposes, as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes a U.S. subsidiary (Opthea US Inc.), certain of our current and future non-U.S. subsidiaries will be treated as controlled corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro-rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and payment obligations described above. Failure to comply with such obligations may subject a United States shareholder to significant monetary penalties and stall the beginning of the statute of limitations period for relevant U.S. federal income tax returns. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

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

If our information technology systems or data, or those of our third-parties, upon whom we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations' reputational harm' loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we process confidential sensitive, and/or proprietary information, including intellectual property, business information, personal data, and health information (collectively, sensitive information).

Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitations nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities.

We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cyber security risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, as it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitations, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information of our information technology systems, or those of the third parties upon whom we rely. A security incident or other interruptions could disrupt our ability (and that of third parties upon whom we rely) to develop and provide our products. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective.

We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a security incident has occurred. These vulnerabilities pose material risks to our business. Further, we may experience delays in developing and deploying remedial measures designed to address any such identified vulnerabilities.

Applicable data privacy and security obligations may require us to notify relevant stakeholders of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

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

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or fail to implement and maintain an effective system of internal control over financial reporting, which may result in us being unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence in our company and the market price of the ADSs may be negatively impacted.

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. We identified a material weakness in our internal controls over financial reporting as of June 30, 2023 because we did not design and maintain effective controls in relation to accounting for non-routine transactions as the control failed to detect and prevent the incorrect remeasurement of the fair value of our Funding Agreement liability following changes in certain assumptions relating to the timing of our repayments to Ocelot under the Funding Agreement. Although we are taking certain measures to remediate this material weakness, this material weakness will not be considered remediated until management completes the design and implementation of the remediation measures and the controls operate for a sufficient period of time and management concludes, through testing, that these controls are effective. If we are unable to remediate this material weakness or if in the future, we fail to maintain effective internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404(a).

Section 404(b) also requires an attestation report on the effectiveness of internal control over financial reporting be provided by our independent registered public accounting firm beginning with our annual report following the date on which we are no longer an “emerging growth company”, which may be up to five fiscal years from the initial public offering of our ADSs. If we are unable to attest to the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, and the market price of our ordinary shares and ADSs could decline. Failure to maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial position, results and prospects may be adversely affected.

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

If either we are unable to remediate the material weakness that exists as of June 30, 2023 or in the future conclude that we have ineffective internal controls over financial reporting or when applicable, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

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

For a description of our principal capital expenditures and divestitures for the three years ended June 30, 2023, and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects”.

4B. Business Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-product candidate, Sozinibercept (OPT-302), a biologic designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, Sozinibercept (OPT-302) differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for Sozinibercept (OPT-302) combination therapy is wet AMD, a chronic, progressive disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg Sozinibercept (OPT-302), in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy in March 2021. We expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of Sozinibercept (OPT-302) in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize Sozinibercept (OPT-302) for the treatment of wet AMD and DME and believe that the novel treatment mechanism of Sozinibercept (OPT-302) has the potential to provide therapeutic benefit for other progressive eye diseases.

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

Wet AMD affects approximately one million people in the United States and 2.5 million people in Europe. The standard of care for wet AMD and other ocular neovascular diseases is the administration of monotherapies that primarily inhibit VEGF-A. These therapeutic agents, which include ranibizumab and aflibercept, prevent VEGF-A molecules from binding to, and activating, VEGF receptors and thereby inhibit the formation and permeability of blood vessels. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. Many wet AMD patients also experience suboptimal clinical responses despite receiving one or both of the leading standard of care treatments ranibizumab and aflibercept, which had combined annual worldwide sales approaching US$13 billion in 2022. In addition, nearly half of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. As a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab and aflibercept.

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

Sozinibercept (OPT-302) is designed to address a deficiency in the treatment paradigm for wet AMD and other retinal diseases, such as DME, by targeting alternate members of the VEGF family, namely VEGF-C and VEGF-D, which are not targeted by current standard of care therapies. VEGF-C and VEGF-D function in parallel with VEGF-A to drive neovascularization and vascular leakage, which are key hallmarks of both wet AMD and DME. In addition, treatment with VEGF-A inhibitors leads to upregulation of VEGF-C and VEGF-D to compensate for VEGF-A inhibition, which may represent an important mechanism of clinical resistance to anti-VEGF-A monotherapy. We are developing Sozinibercept (OPT-302) to be used in combination with standard of care anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

In our completed Phase 2b wet AMD clinical trial, 2.0 mg Sozinibercept (OPT-302) in combination with ranibizumab demonstrated a statistically significant superior mean gain in visual acuity at week 24 compared to patients treated with ranibizumab with a sham injection, which we refer to as ranibizumab monotherapy. The trial was an international, multi-center, double-masked trial in 366 treatment-naive patients with wet AMD. Patients were randomized into three groups and received intravitreal injections every four weeks of either 0.5 mg or 2.0 mg Sozinibercept (OPT-302) in combination with 0.5 mg ranibizumab or 0.5 mg ranibizumab monotherapy. Treatments were administered by intravitreal injections once every four weeks for 20 weeks (six treatments in total). The primary endpoint was the mean change at week 24 in best corrected visual acuity, or BCVA, from baseline on the Early Treatment of Diabetic Retinopathy Study, or ETDRS, standardized eye chart, which we refer to as visual acuity. Patients treated with 2.0 mg Sozinibercept (OPT-302) combination therapy demonstrated a statistically significant improvement in visual acuity compared to patients treated with ranibizumab monotherapy. In the patients that received 2.0 mg Sozinibercept (OPT-302) combination therapy, visual acuity improved at week 24 from baseline by a mean of +14.2 letters compared to +10.8 letters for those treated with ranibizumab monotherapy, a statistically significant benefit of +3.4 letters. Patients that received 2.0 mg Sozinibercept (OPT-302) combination therapy also demonstrated improvements in retinal anatomy which were consistent with the visual acuity gains observed in the trial, including reductions in retinal fluid and lesion size by week 24. In a pre-specified subgroup analysis, greater activity of Sozinibercept (OPT-302) was observed in lesion types that are considered more difficult to treat with anti-VEGF-A therapy. Our clinical experience to date, which includes administration of Sozinibercept (OPT-302) to patients enrolled in our Phase 3 clinical trials, as well as administration of over 1,800 doses of Sozinibercept (OPT-302) to 399 patients with retinal disease in our Phase 1 and Phase 2 clinical trials, indicates that Sozinibercept (OPT-302) intravitreal injections are well tolerated, with the incidence of treatment-emergent adverse events, or TEAEs, comparable to anti-VEGF-A monotherapy in our clinical trials.

In August 2020, we successfully completed End-of-Phase 2 meetings with the U.S. Food and Drug Administration (FDA), and a Scientific Advice meeting with the European Medicines Agency (EMA). The regulatory engagement provided us with guidance on our Phase 3 clinical program for Sozinibercept (OPT-302) in wet AMD and associated manufacturing processes that we believe will support the submission of a Biologics License Application in the U.S. and Marketing Authorization Application in Europe. Further regulatory milestones were achieved during the year, firstly with our successful application to the FDA for an initial Pediatric Study Plan (iPSP) waiver, which was received in March 2021. The receipt of the waiver means that we will not have to conduct an additional study of Sozinibercept (OPT-302) in the pediatric population for use of Sozinibercept (OPT-302) in this U.S. population. Furthermore, in July 2021, the FDA granted Fast Track designation for Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of patients with wet AMD. We believe the FDA’s Fast Track designation acknowledges the significant unmet medical need in the management of wet AMD, and the potential role that Sozinibercept (OPT-302) may have in addressing it. The FDA’s Fast Track Designation for Sozinibercept (OPT-302) offers benefits to expedite the Phase 3 clinical program and subsequent potential approval process, including more frequent communication and meetings with the FDA, and a Rolling Review of completed sections of its BLA.

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD in March 2021. These double-masked, sham-controlled Phase 3 clinical trials enrolled treatment-naive patients and assessed the efficacy and safety of 2.0 mg of Sozinibercept (OPT-302) in combination with ranibizumab (Lucentis) (referred to as the ShORe trial) or aflibercept (Eylea) (referred to as the COAST trial), compared to ranibizumab or aflibercept monotherapy in each respective trial. In addition, to understand the durability of Sozinibercept (OPT-302) treatment effect with less frequent dosing, each trial compared the clinical efficacy of Sozinibercept (OPT-302) administered in combination with the applicable VEGF-A inhibitor on an every four-week and every eight-week dosing regimen. For consistency, the ShORe and COAST Phase 3 trials built upon and maintain key features of our Phase 2b clinical trial of Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, while evaluating the administration of Sozinibercept (OPT-302) combination therapy over a longer treatment period and in a greater number of patients. The primary endpoint of both trials will be the mean change in visual acuity from baseline at week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. Since the first patients were treated in our Phase 3 pivotal program in March 2021, we have continued to activate additional clinical trial sites and recruit patients in the U.S., Europe and other regions of the world. In August 2021, the first sites opened enrollment in Canada, and in October 2021 the first sites opened enrollment in Europe and Asia Pacific. In total, we expected to enroll approximately 990 patients into each trial, with patients recruited from more than 20 countries worldwide. Our efforts to advance our Phase 3 clinical trials, including clinical trial activations and trial site engagements, have been challenged in part by the COVID-19 pandemic and administrative delays. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs and other third parties to prepare for and progress our Phase 3 clinical trials, including trial site activation and patient enrollment. We continue to expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. If the results at the completion of the primary efficacy phase at week 52 of the Phase 3 clinical trials are favorable, we intend to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively.

In addition to our pivotal Phase 3 clinical trials, we plan to develop a co-formulation of Sozinibercept (OPT-302) with an approved and/or biosimilar anti-VEGF-A therapy designed to achieve VEGF-A, VEGF-C and VEGF-D inhibition following the administration of a single intravitreal injection of the co-formulated product. Sozinibercept (OPT-302) is currently administered as a combination therapy consisting of a sequential injection of Sozinibercept (OPT-302) following intravitreal administration of a VEGF-A inhibitor. We believe that a co-formulated Sozinibercept (OPT-302) and VEGF-A inhibitor product could provide flexibility of treatment options for physicians and reduce the frequency and number of injections for patients. We intend to file an investigative new drug application, or IND, for the co-formulated product in a Phase 1 clinical trial for the treatment of wet AMD.

While we intend to focus our development efforts on seeking commercialization of Sozinibercept (OPT-302) for the treatment of wet AMD, we are also investigating the therapeutic potential of Sozinibercept (OPT-302) for DME. DME is a progressive eye disease and a complication of diabetic retinopathy, or DR, a condition caused by chronically elevated glucose levels in diabetics that damages the retina. DME can cause blurred vision, severe vision loss and blindness. Wet AMD and DME share a similar underlying pathophysiology, including retinal neovascularization and increased vascular permeability, and as a result, VEGF-A inhibitors are also considered the standard of care treatment for DME. Based on its mechanism of action and clinical results to date, we believe that Sozinibercept (OPT-302) also has the potential to deliver therapeutic benefit in DME patients. In our Phase 1b/2a clinical trial of Sozinibercept (OPT-302) in combination with aflibercept in patients with treatment-refractory DME, we observed evidence of improved clinical outcomes following Sozinibercept (OPT-302) combination therapy in this indication.

We also believe that our novel treatment mechanism has the potential to provide therapeutic benefit for other progressive retinal diseases beyond wet AMD and DME. We may further investigate the efficacy of Sozinibercept (OPT-302) to improve clinical outcomes in patients with polypoidal choroidal vasculopathy, or PCV, a form of wet AMD that is highly prevalent in Asian populations and less responsive to anti-VEGF-A therapy than other wet AMD subtypes. Beyond wet AMD and DME, we may explore applications of Sozinibercept (OPT-302) in other retinal diseases in which a VEGF-C or VEGF-D inhibitor could have therapeutic potential, such as retinal vein occlusion, or RVO.

Our Company

We are a public company listed on the Australian Securities Exchange and Nasdaq. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in neovascular disease. Megan Baldwin, Ph.D., our Chief Executive Officer and Managing Director, has over 20 years of research and development and biopharmaceutical industry experience on neovascularization and therapeutic strategies in ophthalmic indications and cancer. Prior to joining our company, she was a postdoctoral research fellow and an associate market planning manager at Genentech, where she conducted angiogenesis research before joining the anti-angiogenic therapy commercial group. Karen Adams, our Vice President Finance and Company Secretary, was previously the Chief Financial Officer of the Victor Smorgon Group. She has over 20 years’ experience of financial management in board-level positions for private and listed companies in Australia, UK, the US and Ireland. Judith Robertson, our Chief Commercial Officer, was previously Chief Commercial Officer of Eleusis Ltd and Chief Commercial Officer of Aerie Pharmaceuticals. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceutical and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). In October 2022, Timothy Morris joined Opthea as Chief Financial Officer, based in the US. Mr. Morris has over 25 years of experience as the chief financial officer for public biotechnology companies. We believe that the breadth of experience and successful track record of our senior management, combined with our established relationships with leaders in the industry and medical community, provide us with unique insights into biologic drug development for the treatment of neovascular disease.

Our Strategy

Our goal is to become a leader in developing and commercializing therapeutics for the treatment of retinal diseases. The key elements of our strategy are to:

•
Advance Sozinibercept (OPT-302) through two concurrent Phase 3 trials for the treatment of wet AMD. Based on the positive results of our Phase 2b trial in wet AMD, we initiated two concurrent pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy in March 2021. We expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. If top-line results at the completion of the primary efficacy phase are favorable. We intend to file for marketing approval for Sozinibercept (OPT-302) in 2026 for the treatment of wet AMD in the United States, the European Union and other territories.
•
Optimize Sozinibercept (OPT-302) administration and develop a co-formulation to reduce injection burden for patients and provide treatment flexibility. Currently, Sozinibercept (OPT-302) is administered as an injection following intravitreal administration of a VEGF-A inhibitor. We plan to investigate the efficacy and durability of less frequent administration of Sozinibercept (OPT-302) in clinical trials based on Sozinibercept (OPT-302)’s pharmacokinetic profile, structural similarity to aflibercept and potential for improved and prolonged clinical efficacy over time. In addition, we plan to develop a co-formulation of Sozinibercept (OPT-302) with an approved and/or biosimilar anti-VEGF-A therapy to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients.
•
Expand clinical development of Sozinibercept (OPT-302) in wet AMD, DME and other retinal diseases. Due to similarities in the underlying pathophysiology, we anticipate that Sozinibercept (OPT-302) in combination with VEGF-A inhibitors may provide therapeutic benefit to patients with other neovascular ophthalmic diseases, such as DME. We reported positive data from a Phase 1b/2a trial of Sozinibercept (OPT-302) in combination with aflibercept for the treatment of DME, and we plan to continue further development in this indication. We also continue to explore the potential benefit of Sozinibercept (OPT-302) in PCV and other ocular diseases, such as RVO and DR, in which there is a strong scientific and clinical rationale.
•
Maximize the commercial potential of Sozinibercept (OPT-302). We retain worldwide rights for the development and commercialization of Sozinibercept (OPT-302). If Sozinibercept (OPT-302) receives marketing approval in the United States and the European Union for wet AMD or any other retinal indications we are pursuing, we intend to establish our own commercial organization in these key territories. We may also enter into collaborations where we believe there is an opportunity to accelerate the development and commercialization of Sozinibercept (OPT-302) in select territories.

Our Pipeline

The following table summarizes the stage of clinical development and status of our product candidate, Sozinibercept (OPT-302):

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

VEGF-A

VEGF-A is the most well-characterized member of the VEGF family of growth factors and was the first to be targeted for therapeutic intervention. VEGF-A is a potent growth factor and its relevance in ophthalmic neovascularization has been well-established. Overexpression of VEGF-A in animal models has shown VEGF-A to be a causal factor in the development of neovascularization and vascular permeability, which are key hallmarks in the progression of wet AMD. In wet AMD patients, VEGF-A levels are shown to be elevated in the aqueous humor fluid of the eye. VEGF-A binds to VEGFR-1, which acts to regulate VEGF-A activity, and VEGFR-2, which is a key driver of neovascularization and vascular permeability. Several inhibitors of VEGF-A have been approved to treat a number of neovascular ocular diseases. The two leading ocular VEGF-A inhibitors by revenue, ranibizumab and aflibercept, had combined annual worldwide sales approaching US$13 billion in 2022.

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

VEGF-C and VEGF-D are implicated in the development of resistance to clinical use of anti-VEGF-A therapies. Levels of VEGF-C and/or VEGF-D have been observed to be unregulated in response to anti-VEGF-A therapies, most notably in patients with wet AMD. In a study conducted by third-party researchers in wet AMD patients, a 66% increase in the level of VEGF-C in the aqueous humor fluid in eyes was observed following two monthly doses of the VEGF-A inhibitor, bevacizumab (Avastin). This is illustrated in the figure below.

VEGF-C Levels are Increased in Aqueous Fluid of the Eye in Wet AMD Patients Treated with Monthly Intravitreal Bevacizumab

Study conducted by Cabral et al. (2018)

Upregulation of VEGF-C and VEGF-D can continue to drive signaling through VEGFR-2, even in the presence of a VEGF-A inhibitor, as well as signal through VEGFR-3, both of which may contribute to ongoing angiogenesis and vascular permeability associated with persistent wet AMD. VEGF-C and VEGF-D mediated activation of VEGFR-2 and VEGFR-3, as well as their compensatory elevation following VEGF-A inhibition, may contribute to sub-optimal clinical response to anti-VEGF-A monotherapy. We believe Sozinibercept (OPT-302) in combination with a VEGF-A inhibitor can address a key mechanism of clinical sub-responsiveness to standard of care treatments for serious retinal eye diseases by broad blockade of the VEGF family of growth factors which is not achieved by anti-VEGF-A monotherapies.

Sozinibercept (OPT-302)

We are developing our Phase 3 product candidate, Sozinibercept (OPT-302), a biologic designed to inhibit VEGF-C and VEGF-D, to complement existing VEGF-A inhibitors, for the treatment of ophthalmic diseases, including wet AMD and DME. Anti-VEGF-A therapies represent the standard of care for wet AMD and other retinal diseases. However, there remains a significant unmet need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, Sozinibercept (OPT-302) differs from standard of care VEGF-A inhibitors, and in combination with a VEGF-A inhibitor, is designed to address the sub-optimal clinical responses of anti-VEGF-A monotherapies by achieving broader inhibition of the VEGF family to improve visual acuity over standard of care anti-VEGF-A monotherapies.

In 2019, we completed a 366-patient Phase 2b clinical trial of Sozinibercept (OPT-302) in combination with ranibizumab for the treatment of wet AMD, which met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy compared to a standard of care monotherapy in March, 2021. We initiated these two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy compared to anti-VEGF-A monotherapy. We expect to complete patient recruitment in COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. In addition, in our Phase 1b/2a clinical trial of Sozinibercept (OPT-302) in combination with aflibercept for the treatment of persistent DME, we observed evidence of clinical activity and improvements in visual acuity outcomes compared to aflibercept monotherapy. Sozinibercept (OPT-302) was observed to be well tolerated across Phase 1 and Phase 2 clinical studies in two disease indications following intravitreal administration of over 1,800 doses of Sozinibercept (OPT-302) to 399 patients either as monotherapy or in combination with standard of care VEGF-A inhibitors.

Sozinibercept (OPT-302) Mechanism of Action

We have designed Sozinibercept (OPT-302) to function as a ligand trap, capable of binding and sequestering VEGF-C and VEGF-D, thereby preventing these growth factors from activating VEGFR-2 and VEGFR-3. Sozinibercept (OPT-302) is comprised of the first three extracellular domains of human VEGFR-3, fused to the Fc domain, or the constant fragment of human immunoglobulin G1, or IgG1, as illustrated in the figure below. VEGF-C and VEGF-D function independent of, but in parallel with, VEGF-A to drive neovascularization and vascular leakage, key hallmarks of both wet AMD and DME. In addition, treatment with VEGF-A inhibitors leads to upregulation of VEGF-C and VEGF-D to compensate for VEGF-A inhibition, which may represent an important mechanism of clinical resistance to VEGF-A monotherapy.

Structure of Sozinibercept (OPT-302)

Ligand trap therapeutics that include the receptor-binding domains for other ligands have been approved for a number of indications. One such agent is aflibercept, marketed as Eylea, a ligand trap consisting of extracellular domains of VEGFR-1 and VEGFR-2, which primarily mediates its activity by binding and inhibiting VEGF-A. Aflibercept has marketing approval for the treatment of wet AMD, DME, macular edema secondary to RVO and DR. In rabbits, Sozinibercept (OPT-302) has been shown to have a comparable ocular biodistribution and intravitreal pharmacokinetic profile as aflibercept, with low systemic exposure.

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

Current Treatments for Wet AMD and Their Limitations

There are five VEGF-A inhibitors approved by the U.S. Food and Drug Administration, or FDA, for the treatment of wet AMD, all of which are administered by regular intravitreal injections as monotherapy. These VEGF-A inhibitors include: the VEGF-A specific antibody ranibizumab (Lucentis®), the antibody fragment brolucizumab (Beovu®), the bispecific antibody faricimab (Vabysmo®) and the VEGFR-based ligand trap aflibercept (Eylea®). The VEGF-A antibody, bevacizumab (Avastin®), an FDA approved therapy for colorectal and other cancers, is also used off-label by many physicians to treat wet AMD, comprising approximately half of anti-VEGF-A injections administered globally. Recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor whilst reducing the number of injections.

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

Market Opportunity for the Treatment of Wet AMD

Wet AMD affects approximately 1 million people in the United States and 2.5 million in Europe. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. Many wet AMD patients also experience suboptimal clinical responses despite receiving one or both of the leading standard of care treatments ranibizumab and aflibercept, which had combined annual worldwide sales approaching US$13 billion in 2022. In addition, nearly half of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. As a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab and aflibercept.

We believe that Sozinibercept (OPT-302), used in combination with standard of care VEGF-A inhibitors, can address the significant unmet need for wet AMD patients by providing improved outcomes over that which can be achieved by inhibiting VEGF-A alone.

Phase 1/2a Clinical Trial Results in Wet AMD

In 2017, we completed a Phase 1/2a clinical trial of Sozinibercept (OPT-302) for the treatment of wet AMD patients under an investigational new drug, or IND, application accepted by the FDA in 2015. The trial was divided into two parts. Part 1 was a Phase 1 first-in-human 20-patient dose-escalation study in which Sozinibercept (OPT-302) was administered at three escalating doses (0.3 mg, 1.0 mg or 2.0 mg), either in combination with 0.5 mg ranibizumab or alone as a 2.0 mg monotherapy, once every four weeks for a total of three doses, with a follow-up visit at week 12. Part 2 was a Phase 2a 31-patient dose-expansion trial in which 2.0 mg Sozinibercept (OPT-302) was administered in combination with ranibizumab or as a monotherapy once every four weeks for a total of three doses, with a follow-up visit at week 12. Of the 51 patients dosed, 49% were treatment naive and 51% were previously treated with anti-VEGF-A therapy. The previously-treated patients received an average of 17 prior treatments, equating to prior treatment over an average of 1.3 years, of an intravitreal VEGF-A inhibitor prior to enrolling in the trial. The Phase 1/2a trial was conducted at 14 trial sites in the United States.

Sozinibercept (OPT-302) was well tolerated up to the highest dose tested both in combination with ranibizumab and as a monotherapy. No dose-limiting toxicities, or DLTs, were observed and the maximum tolerated dose, or MTD, was not reached. There were no treatment-related serious adverse events, or SAEs. The most common TEAEs were conjunctival hemorrhage, eye pain and corneal inflammation mainly related to the intravitreal injection procedure. TEAEs did not lead to permanent discontinuation of the study for any patient. The pharmacokinetic profile of Sozinibercept (OPT-302) was similar in the absence or presence of ranibizumab, and there was no evidence of Sozinibercept (OPT-302) immunogenicity in this clinical trial.

Although the focus of this trial was safety, we also observed preliminary signals of clinical benefit. Improvements in visual acuity were observed in treatment-naive patients as well as patients previously treated with anti-VEGF-A therapy, as measured by the number of letters that could be read on a standard eye chart following Sozinibercept (OPT-302) monotherapy and Sozinibercept (OPT-302) combination therapy. As illustrated in the figure below, after 12 weeks, in patients across all dose groups, the mean change in visual acuity from baseline increased by +10.8 letters in treatment-naive patients and +4.9 letters in previously treated patients who received Sozinibercept (OPT-302) combination therapy.

Mean Change in Visual Acuity from Baseline to Week 12 in Treatment-Naive and Previously-Treated Wet AMD Patients Administered Sozinibercept (OPT-302) in Combination with Ranibizumab

In addition, improvements in visual acuity following treatment with Sozinibercept (OPT-302) combination therapy were consistent with anatomical outcomes, such as reductions in intraretinal and subretinal fluid. Retinal thickness, which is assessed by spectral domain optical coherence tomography, or SD-OCT, using a standard criterion called central subfield thickness, or CST, was also reduced following Sozinibercept (OPT-302) combination therapy.

Phase 2b Clinical Trial Results in Wet AMD

Based on the positive results of the Phase 1/2a trial, we completed an international, multi-center, double-masked Phase 2b clinical trial of Sozinibercept (OPT-302) in combination with ranibizumab in a total of 366 treatment-naive patients in August 2019. As illustrated in the figure below, patients were randomized into three groups to receive either 0.5 mg or 2.0 mg Sozinibercept (OPT-302) with 0.5 mg ranibizumab or ranibizumab monotherapy, which included a sham injection. A sham intravitreal injection involves pressing a syringe hub against the surface of the eye to mimic an intravitreal injection so that the patient remains masked to the treatment group to which they have been randomized. Administration was by intravitreal injection once every four weeks for 20 weeks (six treatments in total). The primary endpoint of the clinical trial was the mean change in BCVA from baseline on the ETDRS standardized eye chart at week 24. Secondary outcome measures included the proportion of patients gaining ≥15 letters in BCVA, changes in retinal thickness, change in intraretinal and subretinal fluid and proportion of patients losing ≥15 letters in BCVA.

Design of the Phase 2b Clinical Trial of Sozinibercept (OPT-302) with Ranibizumab in Wet AMD

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

Improvements in Visual Acuity

The Phase 2b clinical trial met the primary endpoint, demonstrating a statistically significant superior mean gain in visual acuity at week 24 compared to baseline in the 2.0 mg Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group. The figure below illustrates patients in the 2.0 mg Sozinibercept (OPT-302) combination therapy group had a mean visual acuity improvement of +14.22 letters relative to baseline, compared to +10.84 letters for those treated with ranibizumab monotherapy at week 24 (p=0.0107). This represents a statistically significant benefit of +3.4 letters and a greater than 30% relative improvement in vision outcomes in the Sozinibercept (OPT-302) combination group compared to ranibizumab monotherapy. Evidence of improved visual acuity was observed beginning as early as week 8 and continued throughout the course of the trial to week 24. Mean visual acuity in the lower dose 0.5 mg Sozinibercept (OPT-302) combination therapy group was not significantly different from the ranibizumab monotherapy group. However, evidence of a dose response was observed between the 2.0 mg and 0.5 mg Sozinibercept (OPT-302) combination therapy groups on several anatomical outcomes, such as retinal thickness and the proportion of patients with intraretinal and subretinal fluid at week 24.

Mean Change in Visual Acuity from Baseline to Week 24 in Treatment-Naive Wet AMD Patients Administered Ranibizumab Monotherapy or Sozinibercept (OPT-302) Combination Therapy

Error bars shown in all figures represent the SEM, or the standard error of the mean.

Secondary outcome measurements from the trial were also supportive of the primary endpoint. As illustrated in the figure below, we observed a greater proportion of patients gaining ≥15, ≥10 and ≥5 letters in the 2.0 mg Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group. In addition, the proportion of patients losing ≥15, ≥10 and ≥5 letters was lower in the 2.0 mg Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group. The Phase 2b trial was not designed for statistical significance on secondary and exploratory endpoints and was not powered to detect statistically significant differences in secondary outcome measurements.

Greater Proportion of Patients Gaining, and Fewer Patients Losing, ≥15, ≥10 and ≥5 Letters with Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Reductions in Retinal Thickness and Fluid

In addition to the statistically significant improvement in visual acuity, treatment with Sozinibercept (OPT-302) combination therapy led to greater reductions in retinal thickness. The reductions in retinal thickness in patients is consistent with less fluid accumulation in the retina and reduced disease severity as increased fluid accumulation in the retina is associated with the loss of visual acuity in wet AMD patients. The figure below depicts the greater mean reduction in retinal thickness in the Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group at week 24.

Greater Reduction in Retinal Thickness from Baseline to Week 24 following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Fewer patients in the Sozinibercept (OPT-302) combination therapy group had subretinal fluid and intraretinal fluid present compared to the ranibizumab monotherapy group. The presence of subretinal fluid is a hallmark of wet AMD and its resolution is referred to as “drying” of the retina while intraretinal fluid is a prognostic biomarker for poor visual acuity and sub-optimal response to anti-VEGF-A therapies. As illustrated in the figure below, there were approximately 10% fewer patients with subretinal fluid and 5% fewer patients with intraretinal fluid following administration of Sozinibercept (OPT-302) combination therapy compared to ranibizumab monotherapy.

Fewer Patients with Subretinal and Intraretinal Fluid Present at Week 24 Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Greater improvements in anatomical indicators of disease severity, including on exploratory endpoints of mean reduction in total lesion area and CNV area, were observed in the Sozinibercept (OPT-302) combination therapy group compared to ranibizumab monotherapy. As illustrated in the figure below, the patients treated with Sozinibercept (OPT-302) combination therapy had an approximately 39% further reduction in both total lesion area and CNV area compared to ranibizumab monotherapy.

Greater Reduction in Total Lesion Area and CNV Area from Baseline to Week 24 following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Improved Therapeutic Outcomes in Wet AMD Lesion Subtypes

A number of pre-specified subgroup and exploratory analyses were incorporated into the Phase 2b trial design in order to identify those wet AMD patients who may respond best to Sozinibercept (OPT-302). The Phase 2b trial randomized patients with a broad range of lesion morphologies including occult, minimally classic and predominantly classic lesions. In addition, the Phase 2b trial investigated efficacy in post-hoc analyses in other wet AMD subtypes, including PCV and RAP. This trial was not designed for statistical significance on these subgroup and exploratory analyses and was not powered to detect statistically significant differences in related measurements.

Patients enrolled in our Phase 2b trial consisted of 44% occult, 43% minimally classic and 13% predominantly classic lesion types, which is similar to the distribution reported in treatment-naive wet AMD patients. Predominantly classic patients typically respond well to VEGF-A inhibitor therapy and an additive benefit of Sozinibercept (OPT-302) combination therapy could not be discerned in this small patient group of only 15 patients per treatment arm. The majority of patients randomized in the Phase 2b trial had occult or minimally classic lesions. These patients did not respond as well to ranibizumab monotherapy as those with predominantly classic lesions. Patients with occult and minimally classic lesions treated with Sozinibercept (OPT-302) combination therapy experienced improvement in visual acuity beginning at week 8 and persisting through week 24 compared to ranibizumab monotherapy. The figure below illustrates the mean change in visual acuity over 24 weeks in each of the lesion classifications treated with Sozinibercept (OPT-302) combination therapy compared to ranibizumab monotherapy.

Mean Change in Visual Acuity from Baseline to Week 24 in Wet AMD Lesion Types Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

In a post-hoc analysis, in the occult lesion subgroup, the mean visual acuity gain from baseline to week 24 in the Sozinibercept (OPT-302) combination therapy group was +16.2 letters (n=53), compared to +10.2 letters in the ranibizumab monotherapy group (n=51), a benefit of +6.0 letters. In addition, in the minimally classic subgroup, the mean visual acuity gain from baseline to week 24 in the Sozinibercept (OPT-302) combination therapy group was +13.7 letters (n=53), compared to +11.1 letters in the ranibizumab monotherapy group (n=53), a benefit of +2.7 letters.

Gains in Visual Acuity from Baseline to Week 24 in Patients with Occult and Minimally Classic Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

In particular, in the occult lesion subgroup, we observed a greater proportion of patients gaining ≥15 and ≥10 letters in the Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group (approximately 22% and 19% over ranibizumab monotherapy, respectively). In the minimally classic subgroup, we observed a greater proportion of patients (approximately 10% over ranibizumab monotherapy) gaining ≥10 letters in the Sozinibercept (OPT-302) combination therapy group compared to the ranibizumab monotherapy group.

In patients with occult lesions, treatment with Sozinibercept (OPT-302) combination therapy also led to a greater mean reduction in retinal thickness of -134.6 µm from baseline compared to -103.5 µm for ranibizumab monotherapy. Sozinibercept (OPT-302) combination therapy did not have greater clinical benefit in the reduction of retinal thickness in minimally classic lesions, compared to the ranibizumab monotherapy group.

In patients with occult lesions, approximately 13% and 12% fewer patients in the Sozinibercept (OPT-302) combination group had subretinal fluid and intraretinal fluid, respectively, as compared to ranibizumab monotherapy at week 24. In patients with minimally classic lesions, approximately 2% fewer patients treated with Sozinibercept (OPT-302) combination therapy had subretinal fluid and intraretinal fluid compared to patients treated with ranibizumab monotherapy at week 24.

As shown in the figures below, by week 24, patients with occult and minimally classic lesions also had greater reductions in both wet AMD total lesion area and CNV area following Sozinibercept (OPT-302) combination therapy compared to patients receiving ranibizumab monotherapy.

Greater Reduction in Total Lesion Area from Baseline to Week 24 in Patients with Occult and Minimally Classic Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Greater Reduction in CNV Area from Baseline to Week 24 in Patients with Occult and Minimally Classic Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Sozinibercept (OPT-302) combination therapy improved visual acuity to the greatest extent in occult lesions compared to minimally classic or predominantly classic lesions, in each case compared to ranibizumab monotherapy. While these results were generated in treatment-naive wet AMD patients, classification of lesions following treatment with either Sozinibercept (OPT-302) combination therapy or ranibizumab monotherapy suggests that virtually all lesions shifted toward an occult morphology. This suggests that Sozinibercept (OPT-302) combination therapy also has the potential to provide benefit to patients who have been previously treated with anti-VEGF-A monotherapy, given the predominantly occult morphology of their lesions following treatment.

RAP and PCV Lesion Subtypes

In our Phase 2b clinical trial, over 85% of patients enrolled did not have RAP lesions detected at randomization and these patients responded better to Sozinibercept (OPT-302) than patients with RAP lesions. In patients without RAP lesions, the mean visual acuity gain from baseline to week 24 was +15.0 letters (n=103) with Sozinibercept (OPT-302) combination therapy, compared to +10.6 letters for those treated with ranibizumab monotherapy (n=102), a benefit of +4.4 letters.

Mean Change in Visual Acuity from Baseline to Week 24 in Patients Without RAP Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

In patients without RAP lesions who had occult or minimally classic lesions, representing the majority of wet AMD patients, the mean visual acuity gain from baseline to week 24 was +16.1 letters with Sozinibercept (OPT-302) combination therapy (n=88) compared to +10.3 letters for those treated with ranibizumab monotherapy (n=87), a benefit of +5.7 letters. This represents the patient population for which the primary analysis of the primary endpoint of the planned Phase 3 trials of Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD will be first conducted, followed by analysis of the total patient population and the every-eight week dosing groups.

Mean Change in Visual Acuity from Baseline to Week 24 in the combined group of RAP Absent Occult and Minimally Classic Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Patients with RAP absent occult lesions demonstrated a mean visual acuity gain at week 24 of +16.8 letters with Sozinibercept (OPT-302) combination therapy (n=49) compared to +10.2 letters for those treated with ranibizumab monotherapy (n=47), a gain of +6.5 letters. Patients with RAP absent minimally classic lesions demonstrated a mean visual acuity gain at week 24 of +14.9 letters with Sozinibercept (OPT-302) combination therapy (n=39) compared to +10.0 letters for those treated with ranibizumab monotherapy (n=40), a gain of +4.7 letters.

Mean Change in Visual Acuity from Baseline to Week 24 in RAP Absent Occult and Minimally Classic Lesions Following Sozinibercept (OPT-302) Combination Therapy Compared to Ranibizumab Monotherapy

Improved Therapeutic Outcomes of Sozinibercept (OPT-302) in PCV Lesions

In patients with PCV lesions, the mean visual acuity gain from baseline to week 24 in the Sozinibercept (OPT-302) combination therapy group was +13.5 letters (n=22), compared to +6.9 letters in the ranibizumab monotherapy group (n=20). This equates to a benefit of +6.7 letters and is almost a two-fold improvement in visual acuity gain observed from baseline following Sozinibercept (OPT-302) combination therapy. Ranibizumab monotherapy was not observed to be as effective in patients with PCV compared to other wet AMD subtypes.

Safety and Tolerability

Sozinibercept (OPT-302) was well tolerated in this Phase 2b trial with a very low incidence of ocular inflammation and no safety issues identified with addition of Sozinibercept (OPT-302) to ranibizumab intravitreal therapy. The incidence of ocular TEAEs was similar in Sozinibercept (OPT-302) combination groups compared to the ranibizumab monotherapy group. TEAEs were considered potentially treatment related in approximately 15% of patients. The most common treatment-related TEAEs were eye pain, vitreous floaters, eye irritation and raised intraocular pressure. One patient discontinued from the trial due to a TEAE, which was not considered treatment related. Three patients treated with Sozinibercept (OPT-302) combination therapy had potentially treatment-related SAEs: one case each of vitritis, endophthalmitis and myocardial infarction.

Pivotal Phase 3 Clinical Trials in Wet AMD

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD in March 2021. These double-masked, sham-controlled Phase 3 clinical trials enroll treatment-naive patients and assess the efficacy and safety of 2.0 mg of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for treatment-naive patients with wet AMD compared to a standard of care anti-VEGF-A monotherapy. In addition, to understand the durability of Sozinibercept (OPT-302) treatment effect with less frequent dosing, each trial compares the clinical efficacy of Sozinibercept (OPT-302) administered in combination with the applicable VEGF-A inhibitor on an every 4-week and every 8-week dosing regimen. The primary endpoint of both trials will be the mean change in visual acuity from baseline at week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. We expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. Top-line data is expected to be reported when all patients complete the 52-week treatment period for the primary analysis. If the results at the completion of the primary efficacy phase at week 52 of the Phase 3 clinical trials are favorable, we intend to file for marketing approval for Sozinibercept (OPT-302) in 2026 for the treatment of wet AMD in the United States, the European Union and certain other territories.

Study of Sozinibercept (OPT-302) in Combination with Ranibizumab (ShORe) Phase 3 Trial

In the Study of Sozinibercept (OPT-302) in combination with Ranibizumab, or ShORe, Phase 3 trial, treatment-naive patients with wet AMD will be randomized to one of three treatment groups. Patients randomized to the standard dosing arm will receive standard of care 0.5 mg ranibizumab every four weeks in combination with 2.0 mg Sozinibercept (OPT-302) on a standard every four weeks dosing regimen. In the extended dosing arm, 0.5 mg ranibizumab will be administered every four weeks to week 52, in combination with 2.0 mg Sozinibercept (OPT-302) administered every four weeks for three total doses over 12 weeks, followed by Sozinibercept (OPT-302) dosing every eight weeks to week 52, with a sham injection administered at visits where Sozinibercept (OPT-302) is not administered. Patients randomized to the control arm will receive 0.5 mg ranibizumab administered in combination with sham intravitreal injections administered every four weeks to week 52. The primary and secondary efficacy outcomes will be determined at the end of the efficacy phase at week 52. Each patient will then continue to be treated for an additional year in the safety phase to reach week 100 to evaluate safety and tolerability over a total two-year period.

Combination of Sozinibercept (OPT-302) with Aflibercept STudy (COAST) Phase 3 Trial

In the Combination Sozinibercept (OPT-302) with Aflibercept STudy, or COAST, Phase 3 trial, treatment-naive wet AMD patients will be randomized to one of three treatment groups. Patients randomized to the standard dosing arm will receive 2.0 mg aflibercept administered every four weeks for three total doses over 12 weeks, followed by aflibercept dosing every eight weeks to week 52, in combination with 2.0 mg Sozinibercept (OPT-302) administered every four weeks to week 52. In the extended dosing arm, 2.0 mg aflibercept in combination with 2.0 mg Sozinibercept (OPT-302) will be administered every four weeks for three total doses over 12 weeks, followed by dosing every eight weeks to week 52, with a sham injection administered at visits where Sozinibercept (OPT-302) and aflibercept are not administered. Patients randomized to the control arm, will receive 2.0 mg aflibercept administered every four weeks for three total doses over 12 weeks, followed by dosing every eight weeks to week 52, in combination with sham intravitreal injections administered every four weeks to week 52. Similar to the ShORe trial, the primary and secondary efficacy outcomes of the COAST trial will be assessed at the end of the efficacy phase at week 52. Each patient will then continue to be treated for an additional year in the safety phase to reach week 100 to evaluate the safety and tolerability over a total two-year period.

For consistency, the ShORe and COAST Phase 3 trials build upon and maintain key features of our Phase 2b clinical trial of Sozinibercept (OPT-302) combination therapy for the treatment of wet AMD, while evaluating the administration of Sozinibercept (OPT-302) combination therapy over a longer treatment period and in a greater number of patients. In addition, the results of our Phase 2b clinical trial has informed the design of the Phase 3 trials. Analysis of the Phase 2b trial demonstrated that Sozinibercept (OPT-302) combination therapy increased visual acuity by a further +5.7 letters over ranibizumab monotherapy in wet AMD patients with minimally classic and occult lesions, representing the majority of wet AMD patients. Based on these positive data, primary analysis of the primary endpoint of the Phase 3 trials will be first conducted in patients with minimally classic and occult lesions administered Sozinibercept (OPT-302) every four weeks and every eight weeks, followed by analysis on the total patient population.

Development of Co-Formulation

Sozinibercept (OPT-302) is currently administered as a combination therapy consisting of a sequential injection of Sozinibercept (OPT-302) following intravitreal administration of a VEGF-A inhibitor. We plan to develop a co-formulation of Sozinibercept (OPT-302) with an approved and/or biosimilar anti-VEGF-A therapy to achieve VEGF-A, VEGF-C and VEGF-D inhibition following the administration of a single intravitreal injection of the co-formulated product. We believe that a co-formulated Sozinibercept (OPT-302) and VEGF-A inhibitor product could provide flexibility of treatment options for physicians and reduce the frequency and number of injections for patients.

We are currently assessing opportunities with multiple third parties to in-license and/or generate a biosimilar anti-VEGF-A therapy, which we intend to co-formulate with Sozinibercept (OPT-302) and advance through non-clinical studies, including IND-enabling safety and tolerability studies. We intend to file an IND for the co-formulated product in in a Phase 1 clinical trial for the treatment of wet AMD.

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

Current Treatments for DME and Their Limitations

VEGF-A inhibitor therapy is the first-line standard of care therapy for DME. Ranibizumab, aflibercept and faricimab-syoa are approved for the treatment of DME, and similarly to wet AMD, many patients receive bevacizumab as an off-label, lower cost alternative VEGF-A inhibitor therapy. Many patients with central-involved DME require near-monthly administration of intravitreal VEGF-A inhibitors during the first 12 months of treatment, with fewer injections needed in subsequent years to maintain clinical benefit. VEGF-A inhibitors have largely replaced the use of laser photocoagulation as a treatment for DME.

The anti-inflammatory corticosteroid implant therapies dexamethasone (Ozurdex®) and fluocinolone acetonide (Illuvien®) are also approved for use in central-involved DME. These agents, however, are rarely used as first-line therapy due to inferior visual acuity outcomes compared to anti-VEGF-A therapy. Patients with persistent DME and who are insufficiently responsive to anti-VEGF-A therapy have shown some treatment benefit with intravitreal corticosteroids. However, as intravitreal corticosteroids are associated with high rates of ocular adverse events including cataract progression and intraocular pressure elevation, switching to corticosteroids from an anti-VEGF-A therapy with a sub-optimal response needs to be carefully considered.

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

Market Opportunity for the Treatment of DME

It is estimated that between 1.3 million and 2.0 million people worldwide, including 14% of Type 1 diabetics and 6% of Type 2 diabetics, have DME. The risk of developing DME increases with time. According to the Wisconsin Epidemiologic Study of Diabetic Retinopathy, after 10 years of follow-up, 20% of patients with Type 1 diabetes and 25% of those with Type 2 diabetes will have developed DME. Ranibizumab and aflibercept, two VEGF-A inhibitors approved for the treatment of DME, generated combined annual worldwide sales approaching US$13 billion in 2022. Historically, approximately 20% of these sales are attributable to the treatment of DME.

Potential for Sozinibercept (OPT-302) in DME

We believe that as a potent inhibitor of VEGF-C and VEGF-D, Sozinibercept (OPT-302) has the potential to provide significant therapeutic benefit to patients affected by DME. Although the underlying causes of wet AMD and DME differ, members of the VEGF family play a role in the progression of both diseases. VEGF-C and VEGF-D and their receptors are specifically implicated in the progression of diabetes. For example, patients with diabetes have higher levels of VEGF-C and VEGF-A and increased expression of both VEGFR-2 and VEGFR-3 in the retina compared to non-diabetics. The VEGF-A inhibitors ranibizumab and aflibercept, originally approved for treatment of wet AMD patients, have also been approved for treatment of DME patients. Similar to wet AMD, bevacizumab is also frequently used off-label as a treatment for DME. Faricimab-svoa was approved in 2022 for wet AMD and DME.

In our completed Phase 1b dose escalation clinical trial in patients with persistent DME, we observed what we believe to be promising evidence of a dose response of Sozinibercept (OPT-302) in combination with aflibercept, including further improvements in visual acuity despite patients’ having been previously treated with anti-VEGF-A therapy. In our completed Phase 2a clinical trial, we observed improved visual acuity outcomes and evidence of a reduction in retinal thickness in treatment-refractory DME patients following Sozinibercept (OPT-302) combination therapy.

Phase 1b Clinical Trial of Sozinibercept (OPT-302) in DME

In 2018, we completed a Phase 1b dose-escalation clinical trial of Sozinibercept (OPT-302) in combination with aflibercept in nine patients with persistent DME that were previously treated with anti-VEGF-A therapies. Patients were administered three escalating doses (0.3 mg, 1.0 mg or 2.0 mg) of Sozinibercept (OPT-302) in combination with 2.0 mg aflibercept by intravitreal injections once every four weeks for a total of three doses. The primary analysis was conducted at week 12, four weeks after the final dose.

Across all nine patients in the Phase 1b trial, a mean gain in visual acuity of +7.7 letters from baseline to week 12 was observed across all dose groups, with a clear dose response of improved visual acuity with increasing doses of Sozinibercept (OPT-302). There was a corresponding mean decrease in retinal thickness at week 12 of -71 µm from baseline and six of nine (67%) patients had a ≥50% reduction in excess foveal thickness.

Dose-dependent Increases in Visual Acuity and Reduction in Retinal Thickness at Week 12 Following Treatment with Sozinibercept (OPT-302) in Combination with Aflibercept

Five of the nine patients in the Phase 1b trial had bilateral, persistent treatment-refractory DME. In these patients, study eyes received Sozinibercept (OPT-302) in combination with aflibercept, and fellow eyes received standard of care anti-VEGF-A monotherapy. In these bilateral disease patients, the mean change in visual acuity from baseline to week 12 was +10.0 letters in the study eye and +2.6 letters in the fellow eye. The corresponding reduction in retinal thickness from baseline to week 12 was -80 µm for Sozinibercept (OPT-302) combination treated study eyes, compared to -6 µm in fellow eyes that received anti-VEGF-A monotherapy.

In Patients with Bilateral DME, Sozinibercept (OPT-302) Combination Therapy Improved Visual Acuity and Reduced Retinal Thickness Compared to Fellow Eyes Treated with Anti-VEGF-A Monotherapy

* Patients with bilateral disease and persistent DME in the fellow eye receiving anti-VEGF-A (ranibizumab or aflibercept) monotherapy. Prior anti-VEGF-A therapy in Fellow Eyes BL to Week 12 (5 patients): 3x Aflibercept, 3x Ranibizumab, 1x Ranibizumab, 4x Ranibizumab, 3x Aflibercept.

Sozinibercept (OPT-302) in combination with aflibercept was well tolerated at all dose levels, with no DLTs and the MTD was not reached. There were no treatment-related clinically significant changes in intraocular pressure, electrocardiograms or vital signs. The most common AEs were related to the intravitreal injection procedure.

Phase 2a Clinical Trial of Sozinibercept (OPT-302) in DME

Based on the positive results of our Phase 1b trial, we reported outcomes from a Phase 2a trial in persistent DME patients refractory to anti-VEGF-A therapy in June 2020. Similar to the Phase 1b trial, this proof-of-concept trial was designed to investigate the ability of Sozinibercept (OPT-302) to improve outcomes in persistent DME patients. The primary endpoints were clinical response rate in visual acuity as well as safety and tolerability.

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

The Phase 2a trial was conducted at 53 trial sites in the United States, Israel, Australia and Latvia. Of the 144 patients randomized in the trial, 115 patients conformed sufficiently with the trial protocol and were included in our analyses of clinical efficacy. Patients were randomized 2:1 to receive either 2.0 mg Sozinibercept (OPT-302) in combination with 2.0 mg aflibercept or a sham injection and 2.0 mg aflibercept. Patients received intravitreal injections once every four weeks for a total of three doses. The primary analysis was conducted at week 12, four weeks after the final dose.

Design of the Phase 2a Clinical Trial of Sozinibercept (OPT-302) in Combination with Aflibercept in Persistent Diabetic Macular Edema

PRN refers to pro re nata, or treatment on an as needed basis.

Improvements in Visual Acuity

The primary efficacy endpoint of the trial was the clinical response rate, defined as the proportion of patients receiving Sozinibercept (OPT-302) combination therapy that achieved a ≥5 letter gain in visual acuity at week 12 compared to baseline. Our predefined measure of success was a response rate of greater than or equal to 38%, based on historical observations that show limited ability to achieve a ≥5 letter improvement in DME patients on long-term anti-VEGF-A monotherapy. As an exploratory trial, this Phase 2a was not powered to detect statistical significance of Sozinibercept (OPT-302) combination therapy compared to aflibercept monotherapy.

We observed that 52.8% of patients treated with Sozinibercept (OPT-302) combination therapy achieved a ≥5 letter improvement in visual acuity at week 12 compared to baseline, meeting the pre-specified primary efficacy endpoint for this trial.

The mean change in visual acuity at week 12 compared to baseline was +5.9 letters in patients receiving Sozinibercept (OPT-302) combination therapy and +6.1 letters in the aflibercept monotherapy group. In the Sozinibercept (OPT-302) combination therapy group, the percentage of patients with visual acuity gains of ≥10 and ≥15 letters was higher, and the percentage of patients who lost ≥5 letters was lower than that in the aflibercept monotherapy group. These measures of visual function are shown in the figure below.

Measures of Visual Acuity at Week 12 Following Sozinibercept (OPT-302) Combination Therapy and Aflibercept Monotherapy

Patients treated with Sozinibercept (OPT-302) combination therapy also had decreased retinal thickness compared to aflibercept monotherapy, as shown in the figure below.

Greater Reduction in Retinal Thickness from Baseline to Week 12 Following Sozinibercept (OPT-302) Combination Therapy Compared to Aflibercept Monotherapy

Prior Treatment History in Persistent DME Patients

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

In order to explore the importance of differences in prior treatment history, we collected detailed anti-VEGF-A treatment histories for patients enrolled in our Phase 2a DME trial. Patients randomized into our Phase 2a trial had variable prior treatment histories which included infrequent or irregular dosing and/or therapy with aflibercept, ranibizumab and bevacizumab. Approximately one third of patients had a prior treatment history of having received only aflibercept, or aflibercept for their three anti-VEGF-A treatments immediately before trial enrollment. Approximately 11% of patients had a prior treatment history of having received only ranibizumab, or ranibizumab for their three anti-VEGF-A treatments immediately before trial enrolment, whereas approximately 44% of patients had received only bevacizumab prior to trial enrollment. Patients with a prior treatment history of bevacizumab were required to receive at least one injection of either aflibercept or ranibizumab immediately prior to randomization into the trial. Post-hoc analyses of the results from our Phase 2a trial suggest that some patients may have benefited from the increased efficacy of aflibercept and/or from the switch to aflibercept therapy as administered in our trial on an every four-week dosing cycle. In the subset of patients who had only received aflibercept, or received aflibercept for their three anti-VEGF-A treatments immediately before trial enrollment, referred to as treatment history of prior aflibercept, the mean improvement in visual acuity observed for the aflibercept monotherapy group was +3.4 letters (n=13), compared to a mean improvement of +7.4 letters for those patients with more variable prior treatment history who received aflibercept monotherapy (n=27) following randomization into the trial. This suggests that the majority of patients enrolled in the trial had not achieved a maximal response to all anti-VEGF-A therapies prior to enrolling in the trial.

Due to the observed increase in treatment benefit for patients with a variable treatment history who then received aflibercept every four weeks in the trial, the subset of patients with a treatment history of prior aflibercept may represent the most stringent and least variable patient population in which to test the ability of Sozinibercept (OPT-302) to provide additional benefit. In this more homogeneous patient population, as shown in the figure below, patients administered Sozinibercept (OPT-302) combination therapy demonstrated a mean improvement in visual acuity of +6.6 letters (n=22) from baseline to week 12, compared to +3.4 letters (n=13) in the aflibercept monotherapy group.

Greater Gains in Visual Acuity following Sozinibercept (OPT-302) Combination Therapy in Patients with a Treatment History of Prior Aflibercept

In addition, 27.3% of patients gained ≥10 letters and 9.1% gained ≥15 letters of visual acuity from baseline to week 12 following Sozinibercept (OPT-302) combination therapy. There were no patients with a treatment history of prior aflibercept that gained ≥10 letters of visual acuity in the aflibercept monotherapy group. Furthermore, the proportion of patients who lost ≥1 letters was 9.1% in the Sozinibercept (OPT-302) combination therapy group and 23.1% in the aflibercept monotherapy group. We believe that these results, as shown in the figures below, strongly support the potential of Sozinibercept (OPT-302) to improve the visual acuity in patients with persistent DME despite prior treatment with anti-VEGF-A monotherapy.

Proportion of Patients with a Treatment History of Prior Aflibercept Who Gained and Lost Visual Acuity from Baseline to Week 12

In this subgroup of patients with a treatment history of prior aflibercept, anatomical changes were consistent with functional visual acuity outcomes. As shown in the figure below, a greater mean reduction in retinal thickness was observed in the Sozinibercept (OPT-302) combination therapy group compared to the aflibercept monotherapy group at week 12. In particular, 22.7% of patients in the Sozinibercept (OPT-302) combination therapy group experienced at least a 300 µm reduction in retinal thickness at week 12, compared to 7.7% of patients in the aflibercept monotherapy group.

Greater Mean Reduction in Retinal Thickness following Sozinibercept (OPT-302) Combination Therapy in Patients with a Treatment History of Prior Aflibercept

Safety and Tolerability

Sozinibercept (OPT-302) combination therapy was well tolerated. There was one potentially treatment-related SAE of cerebrovascular accident, or stroke, resulting in one patient discontinuing treatment and withdrawing from the trial. The most common TEAEs were conjunctival hemorrhage and increased intraocular pressure and were mainly related to the intravitreal injection procedure. TEAEs did not lead to discontinuation of the trial for any patient. The incidence of intra-ocular inflammation was low, occurring in one patient for each treatment group, and the observed events were manageable and able to be resolved.

We now have extensive global clinical dosing experience demonstrating a favorable tolerability profile following repeated intravitreal administration of Sozinibercept (OPT-302) in 399 patients, with over 1,800 doses of Sozinibercept (OPT-302) administered across three international clinical studies in two disease indications and in combination with the two leading standard of care anti-VEGF-A therapies, ranibizumab and aflibercept. In particular, across our clinical trials, the incidence of intra-ocular inflammation was similar across all treatment groups.

Retinal Vein Occlusion

Based on the positive clinical data from our clinical trials of Sozinibercept (OPT-302) in wet AMD and DME, we intend to prioritize future development in these two indications while exploring potential opportunities to develop Sozinibercept (OPT-302) in other ophthalmic indications such as RVO, DR and other diseases involving aberrant CNV.

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

Similar to wet AMD and DME, the first-line standard of care to treat macular edema associated with RVO is intravitreal anti-VEGF-A monotherapy. VEGF-A inhibitors however, are only effective in significantly improving vision in approximately 30% to 40% of patients with macular edema associated with RVO above sham control. The prevalence of RVO in people over the age of 50 has been reported to be 0.7%, or approximately 1.8 million people in the United States and Europe. Over 500,000 individuals in the United States and Europe have macular edema associated with RVO. We believe that Sozinibercept (OPT-302) has the potential to bring therapeutic benefit to patients suffering from macular edema secondary to RVO.

Competition

The biotechnology and pharmaceutical industries, and the ophthalmic disease subsector, are characterized by rapidly advancing technologies, evolving understanding of disease etiology, intense competition and a strong emphasis on intellectual property. While we believe that Sozinibercept (OPT-302) and our knowledge and experience provide us with certain competitive advantages, we face substantial potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.

We are developing Sozinibercept (OPT-302) for the treatment of wet AMD and additional retinal disease indications, such as DME and RVO, together with certain combination agents. Companies that have products that may compete with Sozinibercept (OPT-302) include Roche Group, Regeneron Pharmaceuticals, Inc. and Novartis AG, which have marketed anti-VEGF-A therapies including ranibizumab (Lucentis) and aflibercept (Eylea), each a standard of care treatment for wet AMD, and brolucizumab (Beovu). Faricimab-svoa (Vabysmo) is approved for wet AMD and DME. A higher dose version (8 mg) of aflibercept was recently approved that allow some patients less frequent dosing. Companies with products in development for the treatment of wet AMD and DME - include Ocugen, Inc., Ocular Therapeutix, Inc., EyePoint Pharmaceuticals, Inc., Clearside Biomedical, Inc., and Outlook Therapeutics, Inc. We are also aware of other companies that are working on therapies for the whole eye, including Santen, Inc. and Ocular Therapeutix, Inc. In addition, bevacizumab (Avastin), marketed by Genentech, Inc., is used off-label to treat wet AMD.

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

•
advance the development of Sozinibercept (OPT-302) and any other product candidates;
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

Our Commercial License Arrangement with Selexis SA

In October 2013, we entered into a commercial license agreement, or the Selexis Agreement, with Selexis SA, or Selexis, under which Selexis granted us a non-exclusive, worldwide, sublicensable license under certain patents, know-how and other intellectual property controlled by Selexis to use certain cell lines, deliverables and materials provide by Selexis to manufacture Sozinibercept (OPT-302) and related products and to use, sale and otherwise exploit such products.

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

Intellectual Property

As of June 30, 2023, we have rights to 17 issued U.S. patents, six U.S. patent applications, 64 issued non-U.S. patents and four pending non-U.S. applications. Our current issued patents and patent applications began expiring in September 2022 all are projected to expire between September 2022 and November 2034 although our most recent provisional application, when completed, would not expire until 2043.

With respect to soluble forms of VEGFR-3, we own and have licensed rights to patent families including issued patents in the United States, Europe, Canada and Australia, which began expiring in 2022 and are expected to continue expiring until 2031. These patents cover composition of matter and/or method of use claims, including claims directed at the treatment of eye diseases associated with abnormal blood vessel growth, such as wet AMD.

With respect to Sozinibercept (OPT-302), we own a patent family with two issued U.S. patents, an issued European patent validated in 38 countries and non-U.S. patents granted in Australia, Canada, China, Colombia, Indonesia, Israel, India, South Korea, Mexico, Malaysia, New Zealand, Russia, Singapore and South Africa. Patent applications are pending in the United States and in Europe, Brazil, Malaysia and Philippines. The two issued U.S. patents have claims covering the composition of matter of Sozinibercept (OPT-302) and its use and/or nucleic acids, vectors, and host cells for producing it. These issued patents and pending patent applications, if issued, are expected to expire in 2034, without taking into account any patent term extension.

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

As of June 30, 2023, we or our subsidiaries have registered and own “Opthea” as a trademark in ten jurisdictions, including the United States and Europe. Other than the registered trademark listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in non-U.S. countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various nonclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of Sozinibercept (OPT-302) or any future product candidate.

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

A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review). In July 2021, Sozinibercept (OPT-302) was granted Fast Track Designation by the FDA for the treatment of wet AMD.

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

For example, the Affordable Care Act has substantially changed healthcare financing and delivery by both governmental and private insurers. The Affordable Care Act among other things contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws.

Since its enactment, there have been executive, legal and political challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Cuts and Jobs Act, or TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in August 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect until 2032 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, in July 2021, the Biden administration released an executive order,

“Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least 7 years for prescription drugs and at least 11 years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, 10 Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to 20 drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. Further, beginning in October 2023, the IRA will require manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to CMS or be subject to civil monetary penalties. HHS has and will continue to issue and update guidance as these programs are implemented, although the IRA may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have significant impact on the pharmaceutical industry. In addition, in response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future.

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

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation came into effect in the EU on January 31, 2022. The Clinical Trials Regulation is directly applicable in all the EU member states, repealing the Clinical Trials Directive 2001/20/EC. A three-year transition period is in place to move from the previous European Communities (Clinical Trials on Medicinal Products for Human Use) Regulations, SI No 190 of 2004 which transposed into law the provision of Council Directive 2001/20/EC. The transition period sets out the following key timelines:

•
From 31 January 2022 until 31 January 2023 - All initial clinical trial applications can be submitted under either the Directive or the Clinical Trial Regulation.
•
From 31 January 2023 - All initial clinical trial applications need to be submitted under the Clinical Trial Regulation.
•
From 31 January 2022 until the end of the transition period - Ongoing clinical trials previously authorized under the Directive can remain under the Directive, or they can transition to the Clinical Trial Regulation.
•
By 31 January 2025 all ongoing clinical trials will be required to have transitioned to the Clinical Trial Regulation and will need to be migrated to CTIS.

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

Unlike the centralized authorization procedure, the decentralized MA procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU member state in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU member states who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU member state cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human (CMDh) for review. The subsequent decision of the European Commission is binding on all EU member states.

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

In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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

Manufacturing and Supply

We are dependent on specialized third parties, who are subject to cGMP requirements and regulations, for the supply and manufacture of Sozinibercept (OPT-302) drug substance and drug product. We do not have any internal manufacturing and control capabilities. We source the drug substance for Sozinibercept (OPT-302) and our clinical trials on a purchase order basis. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements for our suppliers of drug substance.

In October 2013, we entered into a biopharmaceutical manufacturing agreement, or the Patheon Agreement, with Patheon Biologics Company, Australia Pty Ltd. and Patheon Biologics Company B.V., or collectively Patheon now part of ThermoFisher Scientific. The Patheon Agreement establishes the general terms and conditions pursuant to which Patheon or its affiliates will manufacture Sozinibercept (OPT-302) drug product for us in accordance with cGMP requirements. Under the Patheon Agreement, Patheon granted us a perpetual, royalty-free, fully paid-up, non-exclusive, worldwide, transferable and sublicensable license, under all of Patheon’s intellectual property rights embedded in the development and manufacture process to the extent necessary for developing, making, using and selling Sozinibercept (OPT-302).

The Patheon Agreement will expire on the date that all of the manufacturing services to be performed by Patheon are completed. We may terminate the Patheon Agreement for any reason upon prior written notice. Patheon may terminate the Patheon Agreement upon prior written notice if Patheon has not performed any activities under the Patheon Agreement for certain period of time or if, despite Patheon’s commercially reasonably best efforts, Patheon determines that the services cannot be completed according to specifications approved by us or within a reasonable time after the originally planned timeframe. Either party may terminate the Patheon Agreement for the other party’s uncured material breach or bankruptcy. In addition, the Patheon Agreement will terminate if the parties are unable to reach agreement regarding necessary changes to the services based on the results of individual stage of development work. Upon termination of the Patheon Agreement, we are required to pay Patheon for services properly performed, including non-cancelable costs. Based upon the timing of the termination, we may also be required to pay Patheon certain close out cost for canceled services.

Employees

As of June 30, 2023, we had 24 full-time employees, eight of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2023, our employees were based in Australia (8) and United States (16), with 17 employees in our research and development and commercialization department and seven employees in our general and administrative department.

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

4D. Property and Equipment

We occupy approximately 591 square feet of office space in South Yarra, Victoria, Australia under a lease that expires in July 2025. We believe that our existing facilities are adequate to meet our current needs and that suitable additional alternative facilities will be available in the future on commercially reasonable terms to meet our future needs.

Item 4A. Unresolved Staff Comments

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

Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-ready product candidate, Sozinibercept (OPT-302), a biologic designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development, Sozinibercept (OPT-302) differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for Sozinibercept (OPT-302) combination therapy is wet AMD, a chronic, progressive disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg Sozinibercept (OPT-302), in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy in March 2021. We expect to complete patient recruitment in the COAST study in the first calendar quarter of 2024 and in the ShORe study in the second calendar quarter of 2024. We anticipate reporting top-line data after the patients complete the 52 week treatment period. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of Sozinibercept (OPT-302) in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize Sozinibercept (OPT-302) for the treatment of wet AMD and DME and believe that the novel treatment mechanism of Sozinibercept (OPT-302) has the potential to provide therapeutic benefit for other progressive eye diseases.

We were founded in 1984 and completed our initial public offering and listing of ordinary shares on the Australian Securities Exchange in 1985. In October 2020, we completed a U.S, initial public offering of ADSs on Nasdaq. In April 2007, we acquired intellectual property relating to VEGF receptor 3 and subsequently developed the intellectual property for our lead product candidate, Sozinibercept (OPT-302). Our development focus on the treatment of retinal diseases began in 2013. Since then, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, developing and manufacturing our lead product candidate, Sozinibercept (OPT-302), conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Our operations relating to the development of Sozinibercept (OPT-302) have been financed primarily through the issuance and sale of new ordinary shares totaling US$320.9 million through June 30, 2023. We have also received an aggregate of US$35.6 million (A$50.3 million) in cash tax incentives for the five fiscal years ended June 30, 2023 under the Research and Development, or R&D, Tax Incentive Scheme for the funding of the development of and clinical trials for Sozinibercept (OPT-302).

We have incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on the successful development and eventual commercialization of Sozinibercept (OPT-302) and any future product candidates. Our total comprehensive loss was US$44.9 million, US$92.8 million, and US$142.4 million for the years ended June 30, 2021, 2022 and 2023, respectively. As of June 30, 2023, we had an accumulated loss of US$359.4 million. We expect to continue to incur significant expenses for at least the next several years as we advance Sozinibercept (OPT-302) through late-stage clinical development, including our planned pivotal Phase 3 trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD, and, if these results are favorable, seek regulatory approval for Sozinibercept (OPT-302). In addition, we may also pursue development of Sozinibercept (OPT-302) for the treatment of additional indications, including DME, retinal vein occlusion and other indications in which Sozinibercept (OPT-302) has the potential to provide therapeutic benefit. In addition, if we obtain marketing approval for Sozinibercept (OPT-302), we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur additional costs associated with operating as a public company in the United States, including significant additional legal, accounting, investor relations, compliance and other expenses.

As a result, we will need substantial additional funding to complete the ongoing Phase 3 trials and report top-line data to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as Australian research and development tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of Sozinibercept (OPT-302).

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

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Investor agreed to provide funding to support our development of Sozinibercept (OPT-302) for the treatment of wet AMD. Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to $170 million at Investor’s option, of which $85 million has already been funded with the remainder being funded in an additional tranche of US$35 million to be paid on December 31, 2023. If Sozinibercept (OPT-302) is approved in a major market Carlyle and Abingworth will be eligible to receive fixed success payments, as well as variable success payments of 7% on annual net sales, which collectively terminate after reaching four times the funded amount. In addition, in August 2022 we received commitments for the private placement of ordinary shares for aggregate gross proceeds of US$90 million consisting of two tranches (the “placement and entitlement offer”).

In addition to the above, on September 26, 2022 Opthea completed its Share Purchase Plan raising US$618 thousand (AU$940 thousand) and issuing 817,824 ordinary shares.

On August 24, 2023, we announced a A$80 million capital raise consisting of an A$10 million private placement ("Placement") and a A$70 million Accelereated Non Renounceble Entitlement Offer ("ANREO"). On August 28, 2023, Opthea announced an increase in the Placement by a further A$10 million to increase the overall raise to A$90 million (approximately US$58 million). The proceeds from the Placement and Entitlement (together, the "2023 Equity Offering") which was completed in September 2023 will be used to continue advancing the clinical development of OPT-302 for the treatment of we Age related macular Degeneration (wet AMD) including to progress our Phase 3 clinical trials and for general corporate purposes. In addition, subsequent to June 30, 2023, we were notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million (the "Incremental DFA Funding") to increase total Funding Agreement funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied, or that we will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, we will need to raise additional funds or reduce expenditures to continue as a going concern. If we fail to obtain additional capital from other sources, prior to top-line data for out Phase 3 clinical trials, which may not be available on a timely basis or at all, we could be forced to delay, limit or terminate our operations, liquidate all or a portion of its assets and/or seek insolvency protection in the near term. Our failure to raise capital, if and when needed, could delay or suspend our business strategy and could have a material adverse effect on our activities.

As of June 30, 2023, we had cash and cash equivalents of US$89.2 million. We believe that our existing cash and cash equivalents as of June 30, 2023, as well as net proceeds of approximately US$54 million from the 2023 Equity Offering, - and the incremental DFA Funding and the remaining $35 million under the Funding Agreement, if received, will enable us to fund our operating and research and development expenses into the third calendar quarter of 2024. However, we will need to raise additional funds to complete the efficacy and safety phase of both studies and to report top-line data. In addition, the forecast of our cash runway, following receipt of the proceeds from the 2023 Equity Offering and under the Funding Agreement, is subject to a number of assumptions, including the timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs. Estimated patient enrollment timing used for our forecast of our cash runway is based on our monthly enrollment rates for our Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside our control.

The amounts and timings of our expenditures will depend upon and have been impacted in the past, and may continue to be impacted by, numerous factors, including historical or future delays in completing our clinical trials, particularly as it relates to enrollment, the timing of regulatory submissions, the performance and costs efficiency of CROs and any continuing impacts of the COVID-19 pandemic, the global supply chain and macroeconomic challenges. In particular, delays in patient enrollment have in the past resulted, and may in the future result in increased costs or delays and other impacts on the timing of our Phase 3 clinical trials. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We may also experience future delays in our clinical development or commercialization of Sozinibercept (OPT-302) for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate. We intend to focus our development efforts on achieving commercialization of Sozinibercept (OPT-302) for the treatment of wet AMD, and we will require additional funding to reach commercialization of Sozinibercept (OPT-302) in any indication, including wet AMD. In addition, we may require additional external funding to meet the minimum cash condition under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. See “—Liquidity and Capital Resources.”

5A. Operating Results

Components of Our Results of Operations

Revenue

Revenue consists of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of Sozinibercept (OPT-302) and are not currently under development. These licenses are primarily used by third-party licensees for research purposes, and we expect revenue from these out-licensing arrangements to be nominal in future periods. These are variable consideration amounts and are recognized when the sales by our license partners to third parties occur, as the performance obligation to transfer the intellectual property to the license partner is already satisfied.

To date, we have not generated any revenue from sales of approved products. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain revenue from sales of approved products, and we may never succeed in obtaining regulatory approval for Sozinibercept (OPT-302) or any other product candidate. If our development efforts for Sozinibercept (OPT-302) are successful and result in an approved and marketed product, or if we enter into additional collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Other Income

Other income primarily comprises funding under a one-time Australian government grant and the Australian Tax Office and fees from BNY Mellon ADS holders.

Operating Expenses

Research and Development Expenses. Research and development expenses comprise the research project costs related to the development programs, including clinical trials, for Sozinibercept (OPT-302) for the treatment of wet AMD and DME. R&D expenses also include:

•
expenses incurred in connection with the clinical development of our product candidates, including under agreements with third parties, such as consultants and CROs;
•
the cost of manufacturing and purchasing drug products for use in our clinical trials, including under agreements with third parties, such as consultants and CDMOs;
•
facilities, depreciation and other expenses, which include direct or allocated expenses for rent, maintenance of facilities and insurance;
•
costs related to compliance with regulatory requirements; and
•
clinical trial insurance.

We expense R&D costs as incurred and have not capitalized any amounts of R&D costs as of June 30, 2022 and 2023. In the years ended June 30, 2021, 2022 and 2023, we have made advance payments for R&D activities that will be provided by our CROs in future periods for use in R&D activities.

Our direct R&D expenses are tracked on a program-by-program basis for our product candidate and consist primarily of external costs, such as fees paid to CROs, CDMOs, research laboratories and outside consultants in connection with our process development, manufacturing and clinical development activities. We do not allocate employee costs associated with our research efforts, laboratory supplies and facilities, including depreciation and other indirect costs, to specific programs because these costs are deployed across multiple development activities and indications for Sozinibercept (OPT-302) and, as such, are not separately classified. We use internal resources primarily to conduct our research activities as well as for managing our process development, manufacturing and clinical development activities. These employees work across multiple development programs and, therefore, we do not track these costs by program.

R&D expenses in fiscal years after June 30, 2023 are expected to comprise costs of a similar nature to that recorded to date. Product candidates in later stages of clinical development, such as Sozinibercept (OPT-302), generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our R&D expenses will increase in connection with our planned clinical development, manufacturing and regulatory approval activities in the near term and in the future, including as we continue our pivotal Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD.

At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of Sozinibercept (OPT-302) and any future product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•
the scope, rate of progress and expense of our planned clinical trials as well as other R&D activities, including any impacts of the COVID-19 pandemic and macroeconomic challenges such as inflationary pressures and supply chain disruptions;
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
•
a continued acceptable safety profile of Sozinibercept (OPT-302) combination therapy following approval in any indication; and
•
establishing and maintaining agreements with third-party suppliers and manufacturers for clinical supply and commercial manufacturing of Sozinibercept (OPT-302), or any other product candidate, if approved.

A change in the outcome of any of these factors with respect to the development of Sozinibercept (OPT-302) could significantly change the duration, costs and timing associated with clinical trials and development of Sozinibercept (OPT-302).

Patent and Intellectual Property Expenses. Patent and Intellectual Property expenses comprise the cost of outside patent attorneys to manage and prosecute our patent portfolio.- license and patent assignment costs in respect of our in-license agreements for certain technologies not currently under development and unrelated to our out-licensing arrangements under which we receive sales-based royalties.

Administrative Expenses. Administrative expenses comprise employee benefit expenses, including share-based payment expenses; investor relations expenses; insurance costs; audit, accountancy and legal fees; other personnel-related expenses; and depreciation expense. We anticipate that our administrative expenses will increase in the future as we increase our headcount to support development of Sozinibercept (OPT-302) and our continued research activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company in the United States.

Occupancy Expenses. Occupancy expenses represent the costs relating to our headquarters in Melbourne, Australia, including lease maintenance and incidental costs.

Finance Income – Interest income

Finance income primarily comprises of income from interest on bank deposits.

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

The R&D Tax Incentive Scheme incentive relates to eligible expenditures incurred in Australia and, under certain circumstances, in other countries in connection with the development of Sozinibercept (OPT-302). The R&D tax incentive is applied annually to eligible expenditures incurred during the fiscal year following an annual application and subsequent filing of our income tax return subsequent to fiscal year end. We estimate the amount of R&D tax incentive after the completion of a fiscal year based on eligible Australia and overseas expenditures incurred during that year. We expect to continue applying for the R&D tax incentive as we further develop Sozinibercept (OPT-302). In particular, we intend to apply for the costs expected to be incurred in Australia related to our planned pivotal Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD to be eligible for the R&D tax incentive for future fiscal years once incurred. However, there can be no assurance that the ATO will allow these costs to be eligible for the tax incentive.

Results of Operations for the Fiscal Years Ended June 30, 2021, 2022 and 2023

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented.

	2023	2022	2021

	US$	US$	US$
	(in thousands)
Revenue	108	91	68
Other income	277	108	27
Operating expenses
Research and development expenses	(122,128)	(78,654)	(25,892)
Patent and intellectual property expenses	(167)	(160)	(428)
Administrative expenses	(28,116)	(17,922)	(13,418)
Interest expense on DFA	(13,462)	—	—
Finance income	3,228	235	372
Fair value adjustment gain on DFA	12,302	—	—
Net foreign exchange gain (loss)	(489)	(2,814)	(11,012)
Loss before income tax	(148,447)	(99,116)	(50,283)
Income tax benefit	5,926	6,299	4,939
Loss for the year	(142,521)	(92,817)	(45,344)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets	—	—	469
Other comprehensive income for the period, net of tax	—	—	469
Total comprehensive loss for the year	(142,521)	(92,817)	(44,875)

Revenue

Revenue was US$91 thousand for the fiscal year ended June 30, 2022, compared to US$108 thousand for the fiscal year ended June 30, 2023. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2022 and 2023 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of Sozinibercept (OPT-302) which are not currently under development.

Revenue was US$68 thousand for the fiscal year ended June 30, 2021, compared to US$91 thousand for the fiscal year ended June 30, 2022. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2021 and 2022 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of Sozinibercept (OPT-302) which are not currently under development.

Other Income

Other income was US$108 thousand for the fiscal year ended June 30, 2022, compared to US$277 thousand for the fiscal year ended June 30, 2023. The increase in 2023 is due to the receipt of fees from BNY Mellon ADR holders.

Other income was US$27 thousand for the fiscal year ended June 30, 2021, compared to US$108 thousand for the fiscal year ended June 30, 2022. The increase in 2022 is due to the receipt of fees from BNY Mellon ADR holders which offsets the decrease in 2021 that was primarily due to a one-time Australian government grant.

Research and Development Expenses

Research and development expenses were US$78.7 million for the fiscal year ended June 30, 2022, compared to US$122.1 million for the fiscal year ended June 30, 2023. This increase was primarily due to costs relating to our Phase 3 clinical trial of Sozinibercept (OPT-302) for the treatment of wet AMD, chemistry manufacturing and controls costs incurred during the fiscal year ended June 30, 2022 related to manufacturing activities for our Phase

3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD

Research and development expenses were US$25.9 million for the fiscal year ended June 30, 2021, compared to US$78.7 million for the fiscal year ended June 30, 2022. This increase was primarily due to costs relating to our Phase 3 clinical trial of Sozinibercept (OPT-302) for the treatment of wet AMD that started during the fiscal year ended June 30, 2021, chemistry manufacturing and controls costs incurred during the fiscal year ended June 30, 2022 related to manufacturing activities for our Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD.

Our research and development expenses are broken down as set forth in the table below:

	2023		2022	2021

	US$		US$	US$
	(in thousands)
Costs related to the ShORe Phase 3 clinical trial of OPT-302 in wet AMD	59,472		36,675	9,277
Costs related to the COAST Phase 3 clinical trial of OPT-302 in wet AMD	50,544		27,520	7,886
Costs related to the Phase 2b clinical trial of OPT-302 in wet AMD	18		—	(148)
Costs related to the Phase 1b/2a clinical trial of OPT-302 in DME	18		—	795
Chemistry manufacturing and controls	12,062		14,430	8,048
Other direct non-clinical expenses	14		29	34
Total research and development expenses	122,128	—	78,654	25,892

Patent and Intellectual Property Expenses

Patent and intellectual property expenses were US$160 thousand for the fiscal year ended June 30, 2022, compared to US$167 thousand for the fiscal year ended June 30, 2023. This increase was primarily due to slightly higher expenses related to filing and prosecution of patents.

Patent and intellectual property expenses were US$137 thousand for the fiscal year ended June 30, 2021, compared to US$132 thousand for the fiscal year ended June 30, 2022. This decrease was primarily due to validation work carried out on our European patent application across multiple jurisdictions in 2020 and maintained in 2021 and 2022 as well as the decrease in royalty milestone payment on initiation of our Phase 3 clinical trials paid in 2021.

Administrative Expenses

Administrative expenses were US$17.9 million for the fiscal year ended June 30, 2022, compared to US$28.1 million for the year ended June 30, 2023. This increase was primarily due to a US$5.7 million increase in professional and advisory fees and expenses and a US$4.3 million increase in personnel-related expenses, each resulting from increased headcount as we built out the US team to aid continued clinical trial oversight and management and capital raising activities in the fiscal year ended June 30, 2023.

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

Interest expense on DFA

Interest expense on the DFA was US$nil thousand for the fiscal year ended June 30, 2022, compared to US$13.5 million for the fiscal year ended June 30, 2023. This increase was due to the accretion of the financial liability recognized upon the receipt of payments under the DFA. The interest expense is a non-cash item.

There was no interest expense on DFA in each of the fiscal years ended June 30, 2021, and 2022 as the DFA funding was received in the fiscal year ended June 30 2023.

Fair value adjustment gain on DFA

There was no fair value adjustment gain on the DFA for the fiscal year ended June 30, 2022, compared to US$12.3 million for the fiscal year ended June 30, 2023. This increase was due to the revaluation of the financial liability regarding the assumptions on the anticipated timing of repayments under the DFA. The fair value adjustment on the DFA is a non-cash item.

There was no fair value adjustment on the DFA in each of the fiscal years ended June 30, 2021 and 2022 as the DFA funding was received in the fiscal year ended June 30, 2023.

Net Foreign Exchange Loss

Net foreign exchange differences were a loss of US2.8 million for the fiscal year ended June 30, 2022, compared to a loss of US0.5 million for the fiscal year ended June 30, 2023. The decrease was, primarily as a result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions.

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

Income Tax Benefit

Income tax benefit was US$6.3 million for the fiscal year ended June 30, 2022, compared to US$5.9 million for the fiscal year ended June 30, 2023. This decrease was due to lower R&D tax incentive receivable recognized during the fiscal year ended June 30, 2023 based on eligible spend.

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

Sources and Uses of Liquidity

Our operations relating to the development of Sozinibercept (OPT-302) have been financed primarily through the issuance and sale of new ordinary shares totaling US$241.1 million in the five years ended June 30, 2023. We have also received an aggregate of US$84.5 million in the five years ended June 30, 2023, under the Development Funding Agreement with Carlyle and Abingworth, pursuant to which Investor agreed to provide funding to support our development of Sozinibercept (OPT-302) for the treatment of wet AMD. We have also received an aggregate of US$35.6 million (A$50.3 million) in the five fiscal years ended June 30, 2023, under the R&D Tax Incentive Scheme for the funding of the development and clinical trials of Sozinibercept (OPT-302).

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

During the year ended June 30, 2023, no sales of our ordinary shares were made under the ATM Program

As of June 30, 2023, we had cash and cash equivalents of US$89.2 million to fund the manufacturing of sufficient clinical grade Sozinibercept (OPT-302) drug product and complete the regulatory and clinical preparation activities to initiate our planned pivotal Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapy for the treatment of wet AMD. As of June 30, 2023, we had an accumulated loss of US$359.4 million.

Subsequent to June 30, 2023, we were notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied, or that we will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, we will need to raise additional funds or reduce expenditures to continue as a going concern.

Concurrently with the receipt of the notice from the co-investor to increase its investment, we entered into binding commitments for the 2023 Equity Financing, from which we have subsequently received gross proceeds of approximately A$90 million (approximately US$58 million).

Funding Requirements

We believe that our existing cash and cash equivalents as of June 30, 2023, as well as the additional $35 million expected to be available under the Funding Agreement, the Incremental DFA Funding and the net proceeds from the 2023 Equity Offering will enable us to fund our operating and research and development expenses into the third calendar quarter of 2024. The Incremental DFA Funding is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied, or that we will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, we will need to raise additional funds or reduce expenditures to continue as a going concern. We have based these estimates on assumptions, including the timing of completion of Phase 3 clinical trial patient enrollment and CRO and labor costs, that may prove to be wrong, and we have utilized, and in the future could utilize, our available capital resources sooner than we currently expect. Estimated patient enrollment timing used for our forecast of our cash runway is based on our monthly enrollment rates for our Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside our control. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future. We will require additional funding prior to top-line data for our Phase 3 clinical trials and may require additional funding prior to the third calendar quarter of 2024 if any assumptions regarding our cash runway prove to be wrong or incomplete, including due to factors that have resulted in higher than expected costs in the past such as delays in patient enrollment.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, and seek marketing approval for, Sozinibercept (OPT-302). In addition, if we obtain marketing approval for Sozinibercept (OPT-302) or any future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. We have incurred and will continue to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Sozinibercept (OPT-302) or any future product candidate, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of Sozinibercept (OPT-302) and any future product candidate that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. We may also require external funding to meet the minimum cash condition under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. Subsequent to June 30, 2023, we were notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total funding Agreement funding from US$120 million to US$170 million which is subject to the co-investor's final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor of Carlyle and Abingworth, the closing terms and conditions will be satisfied or that we will ultimately receive the additional US$50 million. We anticipate receiving the third tranche of $35 million under the Funding Agreement by December 31, 2023. However, there can be no assurance that we will meet the conditions under such agreement to receive any future payments, some of which are payable at Ocelot’s discretion. For more information as to the risks associated with our future funding needs, see “Item 3D—Risk Factors—Risks Related to Our Financial Position and Need for Capital.”

Until we can generate a sufficient amount of revenue from the sale of approved products, if ever, we expect to finance our operating activities through our existing liquidity, including with additional funding expected to be available to us under the Funding Agreement and future financing activities, including a combination of equity offerings, including through our ATM program, debt financings, collaborations, strategic alliances and licensing arrangements. However, the Funding Agreement limits the type of financings we may pursue in the future. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our equity holders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third-parties that assist us with clinical development, including CROs, and other service providers to prepare for and progress our Phase 3 clinical trials. We may also experience further delays in our clinical development of commercialization of Sozinibercept (OPT-302) for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate. Our present and future funding requirements, both short and long-term will depend on many factors, including, among other things:

•
the initiation, progress, timing, costs and results of our clinical trials for Sozinibercept (OPT-302), including our pivotal Phase 3 clinical trials of Sozinibercept (OPT-302) in combination with anti-VEGF-A therapies for the treatment of wet AMD, and any future product candidates we may develop;
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
•
the increasing costs incurred or might be incurred by CROs and CDMOs in connection with our ongoing Phase 3 clinical trials of Sozinibercept (OPT-302);
•
compliance with our contractual obligations, including under the Funding Agreement:
•
selling and marketing activities undertaken in connection with the commercialization of Sozinibercept (OPT-302), together with the costs involved in the creation of a sales and marketing organization; and
•
the costs of operating as a public listed company in both Australia and the United States.

Commercial License Agreement with Selexis SA

In October 2013, we entered into a commercial license agreement, or the Selexis Agreement, with Selexis SA, or Selexis, under which Selexis granted us a non-exclusive, worldwide, sublicensable license under certain patents, know-how and other intellectual property controlled by Selexis to use certain cell lines, deliverables and materials provided by Selexis to manufacture Sozinibercept (OPT-302) and related products and to use, sell and otherwise exploit such products.

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

Development Funding Agreement with Carlyle and Abingworth

On August 12, 2022, we entered into a Development Funding Agreement (the “Funding Agreement”) with Ocelot SPV LP (“Investor”), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics, pursuant to which Investor agreed to provide funding to us to support our development of Sozinibercept (OPT-302) for the treatment of wet (neovascular) age-related macular degeneration (“wet AMD”). Pursuant to the Funding Agreement, Investor has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at Investor’s option, of which US$85 million has already been funded with the remainder being funded in one additional tranche of US$35 million which is expected to be paid on December 31, 2023. In the event the third tranche of US$35 million is not paid by December 31, 2023 it would be considered a Fundamental Material Breach of the Funding Agreement by Carlyle and Abingworth. Under a Fundamental Material Breach of the Funding Agreement, we have limited recourse but would have the ability to terminate the Funding Agreement by Carlyle and Abingworth. Although termination by us for lack of payment by Carlyle and Abingworth of the US$35 million would relieve us from any repayments under the Funding Agreement, failure to receive the third tranche of US$35 million would have a negative impact on our expected cash runway and ability to complete enrollment in the ongoing trials.

Subsequent to June 30, 2023, we were notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the Funding Agreement of US$50 million to increase total Funding Agreement funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the due diligence will be completed to the satisfaction of the co-investor, of Carlyle and Abingworth, the closing terms and conditions will be satisfied, or that the we will ultimately receive the additional US$50 million. Failure to receive the US$50 million would have a negative impact on our expected cash runway and ability to complete enrollment in the ongoing trials.

Pursuant to the Funding Agreement, we will be required to use commercially reasonable efforts to develop Sozinibercept (OPT-302) for the treatment of wet AMD in accordance with the Funding Agreement, including pursuant to certain development timelines set forth therein.

In return, Opthea will pay to Investor (1) upon the first to occur of regulatory approval of Sozinibercept (OPT-302) for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of Sozinibercept (OPT-302) for the treatment of wet AMD for each calendar quarter.

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

We will grant Investor a security interest in all of our assets (other than intellectual property not related to Sozinibercept (OPT-302)). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement (the “Release Date”). The Funding Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if:

•
Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop Sozinibercept (OPT-302) as set forth in the Funding Agreement;
•
Opthea suffers a material adverse event;
•
there is a material adverse patent impact on Opthea’s intellectual property covering Sozinibercept (OPT-302);

•
there are certain irresolvable disagreements within the joint steering committee overseeing Opthea’s development of Sozinibercept (OPT-302);
•
the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or
•
any Phase 3 clinical trial of Sozinibercept (OPT-302) is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval.

The Funding Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Funding Agreement. The Funding Agreement may be terminated by either party (i) if the other party materially breaches the Funding Agreement (“Material Breach”), (ii) if Sozinibercept (OPT-302) fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an Sozinibercept (OPT-302) clinical trial or (v) upon a change of control of Opthea.

In certain instances, upon the termination of the Funding Agreement, we will be obligated to pay Investor a multiple of the amounts paid to us under the Funding Agreement, including specifically,

•
up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop Sozinibercept (OPT-302) as set forth in the Funding Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Funding Agreement;
•
several multiples of such amounts in the event the Funding Agreement is terminated due to Material Breach by Opthea; and
•
a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Opthea’s development of Sozinibercept (OPT-302).

In addition, if following certain events of termination of the Funding Agreement, Opthea continues to develop Sozinibercept (OPT-302) for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Funding Agreement had not been terminated, less any payments made upon termination.

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

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, Investor may be relieved of their obligation to provide further funding under the Funding Agreement and our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Investor, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to Sozinibercept (OPT-302)). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement may result in a foreclosure on our intellectual property. In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	2023		2022	2021
				Restated
	US$		US$	US$
	(in thousands)
Net cash used in operating activities	(120,608)		(71,335)	(45,546)
Net cash provided by investing activities	(22)		(17)	656
Net cash provided by financing activities	167,285		172	116,936
Net increase/(decrease) in cash and cash equivalents	46,655	—	(71,180)	72,046

Operating Activities

For the year ended June 30, 2023, net cash used in operating activities was US$120.6 million, attributable to a net loss of US$142.5 million adjusted for US$1.7 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$13.9 million, partially offset by a R&D tax incentive of US$6.3 million. Non-cash adjustments of US$1.7 million consisted of US$5.9 million in income tax benefit recognized in profit or loss and the fair value adjustment gain on the DFA of US$12.3 offset by US$0.5 million in net exchange differences, US$5.8 million in share-based payments, US$13.5 million of interest expense on the DFA and US$101 thousand in depreciation expense.

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

Investing Activities

For the years ended June 30, 2021, 2022 and 2023, net cash provided by investing activities was US $656 thousand, cash outflow of US$17 thousand and US$22 thousand, respectively, attributable to US$669 thousand, US$nil and US$nil, respectively, in cash received on disposal of our financial asset of shares and options in Antisense Therapeutics Ltd in 2020 and Optiscan Imaging Limited in 2021, both ASX-listed companies, offset by cash payments of US$12 thousand, US$17 thousand and US$22 thousand, respectively, for the purchase of computer equipment.

Financing Activities

For the year ended June 30, 2023, net cash provided by financing activities was US$167.3 million, attributable to $81.8 million from capital placement, US$1.0 million received on the exercise of options granted to employees and US$84.5 million under the Development Funding agreement. Net cash provided by financing activities also included US$71 thousand in respect of the payment of lease liabilities.

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

Research and Development Costs

The majority of our expenditures is incurred as a result of our clinical trials for Sozinibercept (OPT-302). During the years ended June 30, 2022 and 2023, we progressed Phase 3 wet age-related macular degeneration (wet AMD) clinical trial of Sozinibercept (OPT-302) combination therapy for the treatment. A key measure of our performance is the level of expenditures incurred on the research and development of Sozinibercept (OPT-302).

Judgment is required in relation to:

•
the classification of expenses in the income statement between research and development costs and operating expenses; and
•
whether costs relate to research or development, and consequently if they meet the capitalization criteria under International Accounting Standards, or IAS, 38 “Intangible Assets.”

We have determined that we are still in a research phase, and accordingly, no development costs have been capitalized as of June 30, 2021, 2022 or June 30, 2023.

Financial liabilities

Financial liabilities are recognized in our statement of financial position when we become a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability. Interest expense is recognized in profit and loss and is included in the “Interest expense on DFA” line item.

Revaluation

At every reporting period, we will review the expected approval and commercial launch dates. If the dates are delayed from those used at previous reporting period, it is expected that a revaluation will result in another non-cash gain. If the timelines for approval and launch are accelerated, the Company would anticipate a revaluation resulting in a non-cash charge to be recognized on the Profit and Loss statement. The gains or losses are unrealized.

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

Income Tax—Research and Development Tax Incentive

The R&D Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the ATO. The R&D Tax Incentive Scheme incentive relates to eligible expenditures incurred in Australia and, under certain circumstances, overseas on the development of our lead candidate Sozinibercept (OPT-302). The R&D tax incentive is applied annually to eligible expenditures incurred during our financial year following an annual application and subsequent filing of our income tax return after the financial year end.

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

For the years ended June 30, 2022 and 2023, we have recognized an R&D tax incentive receivable of US$6.3 million and US$5.9 million, respectively within our consolidated statement of financial position with a corresponding amount recognized within income tax benefit within the consolidated statement of profit or loss and other comprehensive income. The R&D tax incentive receivable as of June 30, 2022 and June 30, 2023 is based on the legislation as currently enacted as at June 30, 2022 and June 30, 2023 respectively. Any proposed changes to the legislation, such as rate changes or the eligibility requirements, may have a retrospective impact if the legislation is passed, currently no such legislative changes have occurred.

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

During the fiscal year ended June 30, 2023, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.

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

Interest Rate Risk

As of June 30, 2023, we had cash and cash equivalents of US$89.2 million, including US$77.2 million in short term deposit accounts. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates.

Foreign Currency Exchange Rate Risk

As a result of services provided by non-related entities in the United States, Canada, United Kingdom and Europe, part of our financial assets and liabilities and foreign currency denominated transactions are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions. We enter into forward rate foreign exchange rate contracts in respect of the settlement of supplier invoices denominated in U.S. dollars to mitigate the risk of movements in the Australian dollar and U.S dollar exchange rates. As of June 30, 2022 and June 30, 2023, we had US$33.3 million and US$60.4 million, respectively, in net exposure to the Australian dollar and U.S. dollar, primarily in payables and cash. An increase or decrease of the Australian dollar to U.S. dollar exchange rate by 10% would increase our after-tax loss by US$3.8 million (2022: US$2.1 million) or decrease our after tax loss by US$4.7 million (2022: US$2.6 million), respectively. As we continue our clinical development activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the British Pound, Euro and Canadian dollar during the years ended June 30, 2022 and 2023.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these exemptions until such time that we are no longer an emerging growth company. Accordingly, the information that we provide shareholders and holders of the ADSs may be different than you might obtain from other public companies. We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than US$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (iv) June 30, 2026.

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

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

The following table sets forth information relating to our directors, senior management and key employees as of June 30, 2023.

Name	Age	Position
Senior Management and Key Employees
Megan Baldwin, Ph.D.	48	Chief Executive Officer and Managing Director
Timothy E Morris	62	Chief Financial Officer
Karen Adams	52	Vice President Finance and Company Secretary
Judith Robertson	63	Chief Commercial Officer
Joel Naor (1)	60	Chief Medical Officer
Mark O’Neill	57	Vice President Chemistry, Manufacturing and Controls
Michael Gerometta, Ph.D.	58	Head of Chemistry, Manufacturing and Controls Development
Bruno Gagnon	55	Senior Vice President Global Clinical Operations
Ian Leitch, Ph.D.	59	Director of Clinical Research
Non-Employee Directors
Julia Haller, M.D.	68	Director
Jeremy Levin, D.Phil, MB BChir	69	Chairperson
Lawrence Gozlan	44	Director
Susan Orr	61	Director
Anshul Thakral	45	Director
Daniel Spiegelman	65	Director
Quinton Oswald	72	Director

(1) Dr. Naor resigned on July 15, 2023.

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

Timothy Morris, has served as our Chief Financial Officer since October 2022. Mr. Morris is a veteran pharmaceutical executive with extensive professional finance and accounting background in both public and private companies, including over 25 years in public biotechnology companies as CFO. Prior to joining Opthea, he served as Chief Operating Officer/Chief Financial Officer at Humanigen, Inc. since August 2020. Previously, Mr. Morris was Chief Financial Officer of Iovance Biotherapeutics which raised over US$1 billion in four offerings to fund expansion of the clinical development program, build manufacturing capability and to prepare for commercialization. Prior to IOVA, Mr. Morris was Chief Financial Officer of AcelRx Pharmaceuticals, VIVUS Inc., and Questcor Pharmaceuticals Inc. He is currently on the Board of Directors of DBV Technologies S.A., Aquestive Therapeutics, Humanetics Corporation and Univercells S.A. Mr. Morris earned his Bachelor of Science in Business from California State University, Chico.

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

Joel Naor, MD MBS MSc., has served as our Chief Medical Officer since March 2022 and resigned on July 15, 2023. Has over two decades of experience leading clinical development programs that target retina conditions encompassing biologics, small molecules, sustained release technologies, stem cells and photodynamic therapy. In his most recent role, he served as Vice President of Clinical Science and Development Operations at Kodiak Sciences Inc, a biopharmaceutical company. Previously, Dr. Naor was the Chief Medical Officer for Macusight, Inc. until the company was acquired by Santen Inc. in 2010, and subsequently served as Vice President and Head of Global Medical Affairs for Santen Inc. He has also held leadership positions at Allergan Inc. a health care company, QLT Inc. a biopharmaceutical company. and Stem Cells Inc., a biopharmaceutical company. Dr. Joel Naor received his Doctor of Medicine (M.D.) from the Technion – Israel Institute of Technology and completed training in Ophthalmology at the University of Toronto. He holds a Master of Science (MSc.) in Epidemiology from the University of Toronto and a Master of Business Administration (M.B.A.) from Simon Fraser University in Vancouver.

Mark O Neill MSc. B Chem Eng, has served as our Vice President of Chemistry, Manufacturing and Controls since January 2022. Mr. O’Neill was most recently head of Process Development for Avexis Gene therapies where he orchestrated all product development and technical operations activities pertaining to the startup and licensure of Zolgensma drug substance manufacturing at the Colorado site. Prior to Avexis, he was Vice President and General Manager of the Thermo Fisher Groningen Single Use Biologics Manufacturing Facility in Groningen, The Netherlands, where he oversaw all operations including startup of commercial manufacturing and initial commercial licensure at the facility. Mr. O’Neill has over 30 years of experience in the manufacturing of biopharmaceuticals including 20 years with Amgen where he gained extensive experience in all aspects of lifecycle management including Quality, Engineering, Production, Development, Supply Chain and Business Development. Mark holds a Master of Science Degree from Colorado School of Mines in Environmental and Chemical Engineering and a Bachelor of Science Degree in Chemical Engineering from the University of Colorado

Bruno Gagnon, has served as our Senior Vice President, Global Clinical Operations since July 2022. Mr Gagnon is former Sr. Vice President of Development Operations at Eidos Therapeutics, a BridgeBio company in San Francisco, CA. Mr Gagnon also served as Vice President of Clinical Operations at BioMarin Pharmaceutical. Previously, held positions of increasing responsibilities at Roche Diagnostics, Chiron and Hoechst Marion Roussel (now Sanofi). Over his 30-year career, functions under his leadership have included Global Clinical Trial Management, Patient Advocacy, Medical Writing, Outsourcing and Contracts, Supply Chain Management, Clinical Data Management, Clinical Systems, Document Management and Clinical Training. He has earned a Bachelor’s Degree from the School of Pharmacy, Laval University and a Master’s in Pharmaceutical Sciences from University of Montreal, both in Quebec, Canada.

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

Non-Employee Directors

Julia Haller, M.D. has served as a member of our board of directors since June 2021. Since 2007, Dr. Haller has served as Ophthalmologist-in-Chief and William Tasman, ME Endowed Chair at Wills Eye Hospital in Philadelphia. Dr. Haller is Professor and Chair of the Department of Ophthalmology at the Sidney Kimmel Medical College at Thomas Jefferson University as well as a director of Bristol Myers Squibb, a biopharmaceutical company and Outlook Therapeutics, a biopharmaceutical company. She is also a member of the National Academy of Medicine, the Chair of the College of Physicians of Philadelphia, Chair of the Heed Ophthalmic Society, past president of the Women in Medicine Legacy Foundation, and serves on several prestigious boards including John Hopkins Medical and Surgical Association (immediate past president), the Association of University Professors of Ophthalmology, and the Society of Heed Fellows. Dr. Haller received a Bachelor of Arts from Princeton University and an M.D. from Harvard Medical School. We believe Dr. Haller’s extensive experience as an internationally recognized ophthalmologist and vitreoretinal surgeon qualify her to serve on our board of directors.

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

Anshul Thakral has served as a member of our board of directors since June 2023. Mr. Thakral is Chief Executive Officer and Board Member of Launch Therapeutics, a clinical development company backed by funds managed by global investment firm Carlyle and its life sciences franchise, Abingworth. Mr. Thakral has worked for over 20 years in the pharmaceutical and biotechnology industry and is an experienced executive, management consultant and entrepreneur. Mr. Thakral was previously Chief Commercial Officer and Executive Vice President of Peri and Post-Approval Services at PPD, and prior to that was Global Head of PPD Biotech. Before PPD, Mr. Thakral ran the global life sciences business unit at Gerson Lehrman Group and worked at McKinsey & Company as an associate principal in the health care practice, where he provided strategic advice to global pharmaceutical and biotechnology companies on growth, research and development, business development and commercialization. He currently serves on the boards of TriNetX, Saama Technologies, Orsini Specialty Pharmacy, is an Operating Executive at Carlyle and is a Venture Partner at Abingworth. Mr. Thakral holds a Master’s degree in Biomedical Engineering from Johns Hopkins University and a Masters Business Administration (MBA) from the Wharton School at the University of Pennsylvania. We believe Mr. Thakral’s extensive experience in the global biotechnology and pharmaceutical industry qualifies him to serve on our board of directors.

Daniel Spiegelman has served as a member of our board of directors since September 2020. From May 2012 to January 2020, Mr. Spiegelman served as Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc., a biotechnology company. Mr. Spiegelman currently serves as Board Chairman for Tizona Therapeutics, and Audit Committee Chairman and for Myriad Genetics (NASDAQ: MYRD), Spruce Biosciences (NASDAQ: SPRB), Maze Therapeutics and Kyverna Therapeutics, and has previously served as board director for several other companies. Mr. Spiegelman has also served as a Venture Partner with Samsara BioCapital Since May 2023. From October 2008 to March 2018, Mr. Spiegelman served as a member of the board of directors of Cascadian Therapeutics, Inc., a publicly held biotechnology company that was acquired by Seattle Genetics, Inc. in 2018. From May 2009 to May 2012, Mr. Spiegelman served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. Mr. Spiegelman has also served as a member of the board of directors of Myriad Genetics, a molecular diagnostic company, since May 2020. Mr. Spiegelman earned a Bachelor of Arts from Stanford University and a Master of Business Administration from the Stanford Graduate School of Business. We believe Mr. Spiegelman’s extensive leadership experience in biotechnology and pharmaceutical companies qualify him to serve on our board of directors.

Quinton Oswald has served as a member of our board of directors since April 2022. Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the U.S, Europe and South Africa. From April 2016 to December 2018, Mr. Oswald was the Chief Executive Officer of Notal Vision, a commercial stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. From April 2013 to April 2016, Mr Oswald served as the President and Chief Executive Officer of Neurotech Pharmaceuticals, a biotechnology research company, and from September 2010 to April 2013, as the Chief Executive Officer of SARcode Bioscience, an ophthalmic biopharmaceutical company. We believe Mr. Oswald's extensive leadership experience in biotechnology companies qualifies him to serve on our board of directors.

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

Board Diversity Matrix (As of September 12, 2023)
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	1

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

Remuneration of Senior Management

For the fiscal year ended June 30, 2023, the aggregate cash remuneration paid to our senior management was US$2,291,360 (2022:US$1,216,106).

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

Remuneration of Non-Employee Directors

Our non-employee directors receive a fixed fee annually, which is reviewed by our board of directors on an annual basis. Dr. Orr and Mses. Haller, and Messrs. Oswald and Gozlan are each entitled to an annual fixed fee of US$50,000/A$65,700, and Mr. Thakral is also entitled to the same annual fee pro-rata for the period of service to our board. Mr. Spiegelman is entitled to an annual fixed fee of US$75,000 (inclusive of fees for his service as chairperson of the audit and risk committee and nominations committee member fee). Dr. Levin is entitled to an annual fixed fee of US$75,000 (for his service as chairperson of the board of directors). Board members are entitled to an annual fixed fee of US$10,000/A$13,140 for service as Chair of any other committees and US$5,000/A$6,570 for service on any other committee in a non-Chair role. Unless otherwise noted, the fixed fees cover both service on the board of directors and committees of the board of directors. The remuneration of our non-employee directors is reviewed by our board of directors on an annual basis. Non-employee directors are not provided with retirement benefits apart from statutory superannuation, which is only applicable to Australian resident directors. Non-employee directors are reimbursed for costs directly related to conducting business related to their service on our board of directors.

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

For the fiscal year ended June 30, 2023, the aggregate cash remuneration paid to our non-employee directors was US$615,492 (2022:US$395,656), including Nil in cash reimbursements.

Employment Agreements with Senior Management

The key provisions of the employment agreements are set out below for each member of our senior management. None of these employment agreements have termination dates. The base salary under the employment agreements may be increased by the board of directors from time to time, including by 3% for the fiscal year ended June 30, 2022.

Officer	Date of Agreement	Base Salary	Termination without Cause	Benefits upon Termination without Cause
Megan Baldwin, Ph.D. Chief Executive Officer and Managing Director	April 23, 2014	A$575,000 per year	Not less than three months’ notice (if by employee) Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors.
Karen Adams Vice President Finance and Company Secretary	June 15, 2021	A$333,500 per year	Not less than three months’ notice (if by employee) Not less than three months’ notice or payment in lieu of notice period (if by us)	Not applicable.
Timothy Morris Chief Financial Officer	October 24, 2022	US$475,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors
Joel Naor Chief Medical Officer	March 1, 2022	US$450,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors
Judith Robertson Chief Commercial Officer	January 1, 2022	US$390,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors

Upon termination of employment, our senior management are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Remuneration of Our Non-Employee Directors and Senior Management During the Fiscal Year Ended June 30, 2023

Details of the remuneration of our non-employee directors and senior management for the fiscal year ended June 30, 2023 are set forth below.

		Short- Term Incentive		Post- Employment
	Salary/ Fees(1)	Cash Bonus(2)	Benefits	Superannuation	Share- Based Payment	Total
Non-Employee Directors
Julia Haller	$59,464	$—	$—	$—	$267,948	$327,412
Laurence Gozlan(3)	230,644	—	—	—	493,665	724,309
Jeremy Levin	75,000	—	—	—	350,472	425,472
Susan Orr (4)	58,928	—	—	—	147,267	206,195
Michael Sistenich (5)	58,201	—	—	—	145,079	203,280
Daniel Spiegelman	75,000	—	—	—	487,695	562,695
Quinton Oswald (4)	55,096	—	—	—	147,267	202,363
Anshul Thakral	3,159	—	—	—	—	3,159
Senior Management
Megan Baldwin, Ph.D.	386,036	133,634	—	80,059	969,820	1,569,549
Timothy Morris (7)	327,628	36,630	40,058	—	370,630	774,946
Karen Adams	224,126	44,290	—	36,729	202,452	507,597
Judith Robertson (8)	390,000	140,400	52,990	5,200	268,242	856,832
Joel Noar (9)	450,000	—	57,259	15,180	370,935	893,374

(1)
For our non-employee directors, amounts set forth in this column include our reimbursement of expenses incurred in connection with performance of services relating to board service.
(2)
Bonuses are paid in the fiscal year following the year in which they were earned.
(3)
Lawrence Gozlan received a bonus payment for assistance with the DFA and capital raise. Mr. Gozlan’s annual director fee is A$65,700.
(4)
Mr. Quinton Oswald and Dr Susan Orr were appointed as non-executive directors on April 21, 2022
(5)
Mr. Michael Sistenich resigned as a non-executive director on June 7, 2023.
(6)
Mr. Anshul Thakral was appointed as a non-executive director on June 7, 2023.
(7)
Mr. Timothy Morris was appointed as CFO on October 24, 2022
(8)
Ms. Robertson resigned as Director on January 1, 2022 and was appointed as Chief Commercial Officer on January 1, 2022.
(9)
Dr. Joel Naor was appointed as Chief Medical Officer on March 1, 2022 resigned on July 15, 2023

Details of options held by our non-employee directors and senior management as of June 30, 2023 are set forth below.

	Number of Options/rights/ADS Options	Grant Date	Exercise Price	Percentage Vested(1)	Last Vesting Date	Expiration Date
Non-Employee Directors(2)
Lawrence Gozlan	2,000,000	10/12/2020	$3.24	75%	10/11/2023	10/11/2024
Lawrence Gozlan	500,000	11/16/2022	Nil	0%	11/15/2032	11/16/2032
Lawrence Gozlan	2,000,000	11/16/2022	0.658	21%	11/15/2032	11/16/2032
Julia Haller	2,000,000	10/19/2021	0.948	50%	10/19/2024	10/18/2025
Jeremy Levin	3,000,000	01/19/2021	1.56	75%	01/19/2024	01/18/2025
Michael Sistenich	1,500,000	11/16/2022	0.658	21%	11/29/2019	11/29/2022
Daniel Spiegelman	2,000,000	10/12/2020	2.16	75%	10/11/2023	10/11/2024
Daniel Spiegelman	2,000,000	11/16/2022	0.672	21%	11/15/2032	11/16/2032
Daniel Spiegelman	150,000	11/16/2022	Nil	0%	11/15/2032	11/16/2032
Susan Orr	1,000,000	04/21/2022	0.948	50%	04/21/2025	04/20/2026
Quinton Oswald	1,000,000	04/21/2022	0.948	50%	04/21/2025	04/20/2026
Anshul Thakral
Senior Management
Megan Baldwin, Ph.D.	3,000,000	11/16/2022	0.658	21%	11/29/2019	11/29/2022
Megan Baldwin, Ph.D.	1,600,000	10/19/2021	Nil	11%	09/30/2024	10/18/2031
Megan Baldwin, Ph.D.	500,000	11/16/2022	Nil	0%	11/15/2032	11/16/2032
Tim Morris	300,000	10/24/2022	4.850	0%	10/23/2032	10/24/2032
Karen Adams	800,000	06/06/2022	1.460	50%	06/06/2025	06/05/2032
Karen Adams	150,000	11/16/2022	Nil	0%	11/15/2032	11/16/2032
Judith Robertson	2,000,000	10/19/2021	0.948	50%	10/19/2024	10/18/2025
Joel Noar	300,000	03/01/2022	6.090	25%	02/28/2026	03/01/2032

(1)
No options lapsed or were forfeited during the fiscal year ended June 30, 2023 or 2022.

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

Audit and Risk Committee

The members of our Audit and Risk Committee are Messrs. Spiegelman, Oswald and Dr Orr. Our board of directors has determined that each of Messrs. Spiegelman and Oswald and Dr Orr satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Spiegelman. Our board of directors has determined that Mr. Spiegelman is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Remuneration Committee

The members of our Remuneration Committee are Ms. Haller and Messrs. Gozlan and Oswald. The chairperson of our Remuneration Committee is Mr. Oswald. The objectives of the Remuneration Committee are to link remuneration to the creation of shareholder value, to offer competitive and appropriate remuneration for the business performance delivered and to put into place a remuneration framework that reflects the responsibilities of senior management while being sufficiently competitive to attract and retain high caliber performers. The charter of our Remuneration Committee requires the committee to consist of at least three directors, a majority of whom must be independent. The chairperson of our Remuneration Committee must be an independent director. The Remuneration Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Remuneration Committee include:

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

Nomination Committee

The members of our Nomination Committee are Messrs. Gozlan, Oswald and Spiegelman. The chairperson of our Nomination Committee is Mr. Gozlan. The role of the Nomination Committee is to assist our board of directors by identifying, reviewing and evaluating individuals qualified to become members of our board of directors, reviewing and recommending the nomination of directors and assisting the board of directors with other related tasks. The charter of our Nomination Committee requires the committee to consist of at least three directors, the majority of whom must meet the independence recommendations of the ASX Corporate Governance Council (as well as all applicable laws and regulations) and each of whom must be free of any relationship that, in the opinion of the board of directors, would interfere with his or her exercise of independent judgment. The members of the Nomination Committee will be appointed annually by the board of directors. The Nomination Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Nomination Committee include:

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

6D. Employees

As of June 30, 2023, we had twenty-four full-time employees, eight of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2023, our employees were equally based in Australia (8) and the United States (16), with seventeen (17) employees in our research and development and commercialization department and seven employees in our general and administrative department.

6E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6B—Compensation” and “Item 7A—Major Shareholders.”

6F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 28, 2023, for:

•
each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
•
each member of our senior management;
•
each of our directors; and
•
all of our directors and senior management as a group.

To our knowledge, as of the date of this annual report, 92,910,105 ordinary shares were held by one record holder in the United States, representing approximately 14.02% of our total outstanding shares. The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of September 28, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations of the percentage of beneficial ownership are based on 662,806,891 ordinary shares (including ordinary shares in the form of ADSs) issued and outstanding as of September 28, 2023.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Funds affiliated with Regal Funds Management Pty Ltd.(1)	93,246,599	14.1%
Funds affiliated with Baker Bros. Advisors L.P.(2)	31,627,844	4.8
Directors, Director Nominees and Senior Management
Megan Baldwin, Ph.D.(3)	4,945,142	*
Karen Adams(4)	400,000	—
Julia Haller(5)	1,000,000	—
Lawrence Gozlan(6)	3,791,591	*
Jeremy Levin, DPhil, MB BChir(7)	2,281,496	*
Timothy Morris	—	—
Susan Orr (8)	500,000	—
Quinton Oswald (9)	500,000	—
Judith Robertson(10)	1,000,000	—
Daniel Spiegelman(11)	1,914,234	*
Anshul Thakral	—	—
All directors and senior management as a group (eleven persons)(14)	16,332,463	3.5%

* Represents beneficial ownership of less than 1%.

- Represents unexercised options

Mr. Anshul Thakral should receive options upon Shareholder approval at the 2023 AGM and Mr. Tim Morris has no exercisable options until post one full year of employment.

(1)
Consists of (i) 70,168,199 ordinary shares and (ii) 2,884,800 ADSs held by funds affiliated with Regal Funds Management Pty Ltd., referred to together as the Regal Funds. This information is based on the public filings with the SEC or ASX as of September 28 2023. Regal Funds Management Pty Ltd. is the investment manager for each of such funds holding our ordinary shares. Philip King and Craig Collie are the Chief Investment Officer and portfolio manager, respectively, of Regal Funds Management Pty Ltd. and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the affiliated funds. Philip King and Craig Collie disclaim beneficial ownership of the ordinary shares held by the Regal Funds except to the extent of their pecuniary interest. The address for Regal Funds Management Pty Ltd. is Level 47, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.
(2)
Consists of (i) 29,091,064 ordinary shares held by Baker Bros. Advisors LP and 2,563,780 ordinary shares held by 667, L.P., including 21,531,128 Ordinary Shares of the Issuer that are represented by 2,691,391 ADS. This information is based on the public filings with the SEC or ASX as of September 28, 2023. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Baker Brothers Life Sciences, L.P. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the ordinary shares held by the Baker Brothers Life Sciences, L.P. except to the extent of their pecuniary interest therein. The address for Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Julian C. Baker, Felix J. Baker and the Baker Brothers Life Sciences, L.P. is 860 Washington Street, 3rd Floor, New York, New York 10014.
(3)
Consists of (i) 4,195,299 ordinary shares beneficially owned and (ii) 749,843 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of September 28, 2023.
(4)
Ms. Adams joined as Company Secretary in June 2021.Consists of 400,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which option was granted on June 6, 2022.
(5)
Dr Julia Haller joined our board of directors in June 2021 Consists of 1,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which options was granted on October 19, 2021.
(6)
Consist of (i) 1,877,357 ordinary shares beneficially owned and (ii) 1,914,234 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which option was granted on October 12, 2020 and November 16, 2022.
(7)
Consists of (i) 31,496 ordinary shares beneficially owned and (ii)2,250,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which options was granted on January 19, 2021.
(8)
Ms. Robertson joined our board of directors in June 2021 and resigned on January 1, 2022. Ms. Robertson was appointed as Chief Commercial Officer in January 2022.Consists of 1,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which option was granted on October 19, 2021.
(9)
Dr. Orr joined our board of directors in April 2022. Consists of 500,000 shares that will vest and become issuable upon the exercise of an option within 60 days of September 28 2023, which option was granted on April 21, 2022.
(10)
Mr. Oswald joined our board of directors in April 2022. Consists of 500,000 shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which option was granted on April 21, 2022.
(11)
Mr. Spiegelman joined our board of directors in September 2020. Consists of 1,914,234 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 28, 2023, which option was granted on October 12, 2020, and November 16, 2022.

(12)
Consists of (i) 5,072,495 ordinary shares beneficially owned and (ii) 6,250,000 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of September 28, 2023.

7B. Related Party Transactions

With the appointment of Mr. Anshul Thakral as a non-executive director of Opthea, who is the CEO of Launch Tx and Operations Executive of Carlyle on June 7, 2023, the following are considered related parties of Opthea, Launch Tx, Ocelot and Carlyle.

Trading transactions

During the year, the Company entered into the following transactions with related parties

	Consolidated
	Purchase of Service
	2023	2022	2021
Launch Tx - Ocelot	—	—	—
Launch	900,000	—	—

Purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which was entered into in Mach 2023.

	Consolidated
	Amounts owed to related parties
	2023	2022	2021
Launch Tx - Ocelot	85,660,000	—	—
Launch	—	—	—

Amounts owed to Ocelot relate to the Development Funding agreement and carry an effective rate of 23.82%.

On August 28,2023 Mr. Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital raising. The consultancy agreement is effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Director.

Other than compensation arrangements which are described under “Item 6B—Compensation” or as disclosed below, from July 1, 2022 through the date of this annual report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

We have entered into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds, with Megan Baldwin, Ph.D., Timothy Morris, Karen Adams, Judith Robertson, Lawrence Gozlan, Julia Haller, Jeremy Levin, Susan Orr, Quinton Oswald, Anshul Thakral and Daniel Spiegelman, each a non-employee director, or executive officer. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in their capacity as our or our subsidiaries’ director or officer and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds provide that the indemnities are unlimited as to amount, continuous and irrevocable.

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

There can be no assurance that we will not be considered a PFIC in any past, current or future taxable year, and based on the nature and composition of our income, assets, activities and market capitalization, it is likely that we will be a PFIC for our taxable year ended June 30, 2023 and in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

If we are classified as a PFIC in any year with respect to which a U.S. holder owns the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ADSs or ordinary shares, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules. If the “deemed sale” election is made, a U.S. holder will be deemed to have sold the securities the U.S. holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. holder’s securities with respect to which such election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. holder receives from us or any gain from an actual sale or other disposition of the securities. U.S. holders should consult their tax advisors as to the possibility and consequences of making a deemed sale or other “purging” election if such election becomes available.

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

Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of our ordinary shares or ADSs.

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

10I. Subsidiary Information

Not required.

10J. Annual Report to Security Holders

Pursuant to Item 10J of Form 20-F, exhibit 15.2 to this annual report on Form 20-F includes our annual report to security holders. None of such annual report is incorporated by reference into this annual report on Form 20-F. Such annual report is not deemed to be filed as part of this annual report on Form 20-F.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2023. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective at the reasonable assurance level because of the material weakness in our internal control over financial reporting as described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective at the reasonable assurance level as of June 30, 2023 because we did not design and maintain effective controls in relation to accounting for non-routine transactions as the control failed to detect and prevent the incorrect remeasurement of the fair value of our Funding Agreement liability following changes in certain assumptions relating to the timing of the repayments by the Company to Ocelot under the Funding Agreement.

We will continue to take certain measures to remediate the material weakness described above including implementing key mitigating controls to address the risk underlying assumptions used in relation to accounting for non-routine transactions, such as the Funding Agreement. The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We are working to remediate the material weakness as efficiently and effectively as possible.

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

D. Changes in Internal Control Over Financial Reporting

Other than as discussed above in Management's Annual Report on Internal Control Over Financial Reporting, there have been no changes to our internal control over financial reporting during the fiscal year ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of our Audit and Risk Committee are Messrs. Quinton Oswald, Daniel Spiegelman and Dr Susan Orr Our board of directors has determined that each of Messrs.Oswald, Spiegelman and Dr Orr satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Spiegelman. Our board of directors has determined that Mr. Spiegelman is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu.

	2023	2022	2021
	(in thousands A$)
Audit Fees	A$357	A$295	A$409
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
Other Fees	—	171	45
Total	A$357	A$499	A$454

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

There were no “Audit-Related Fees,” or “Tax Fees” billed or paid during the fiscal years ended June 30, 2023, 2022 or 2021.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Registration of Opthea Limited.	F-1	333-249020	3.1	9/24/20

1.2	Constitution of Opthea Limited.	F-1	333-249020	3.2	9/24/20

2.1	Form of Amended and Restated Deposit Agreement.	F-1/A	333-249020	4.1	10/9/20

2.2	Form of American Depositary Receipt evidencing American Depositary Shares.	F-1/A	333-249020	4.1	10/9/20

2.3	Description of Securities.	20-F	001-39621	2.3	10/28/21

4.1*	Amended and Restated Long Term Incentive Plan Rules.	6-K	001-39621	99.3	9/13/21

4.2*	Non-Executive Directors Share and Option Plan Rules.	F-1	333-249020	10.6	9/24/20

4.3*	Executive Employment Contract, dated April 23, 2014, between the Registrant and Megan Baldwin, Ph.D.	F-1	333-249020	10.7	9/24/20

4.4*	Executive Employment Contract, dated May 3, 2021, between the Registrant and Karen Adams.	20-F	001-39621	4.4	10/28/21

4.5*	Executive Employment Contract, dated October 24, 2022, between the Opthea US Inc and Timothy Morris					X

4.6*	Form of Non-Executive Director Agreement.	F-1/A	333-249020	10.9	10/9/20

4.7#	Commercial License Agreement, dated as of October 28, 2013, between the Registrant and Selexis SA.	F-1	333-249020	10.1	9/24/20

4.8#	Biopharmaceutical Manufacturing Agreement, dated as of October 28, 2013, between the Registrant, Patheon Biologics Company Australia Pty Ltd. and Patheon Biologics Company B.V.	F-1	333-249020	10.2	9/24/20

4.9	Form of Deed of Indemnity, Insurance and Access.	F-1	333-249020	10.3	9/24/20

4.10	Lease Agreement, dated November 12, 2019, between the Registrant and The Trust Company (Australia) Limited, as custodian for the Newmark Como Property Trust.	F-1	333-249020	10.4	9/24/20

4.11	Deed of Variation of Lease dated July 18, 2022, between the Registrant and the Trust Company (Australia) Limited as custodian for the Newmark Como Property Trust	20-F	001-39621	4.10	9/29/22

4.12 *	Executive Employment Contract, dated December 31, 2021, between Opthea US Inc and Judith Robertson.	20-F	001-39621	4.11	9/29/22

4.14	Sales Agreement by and between the Registrant and Jefferies LLC, dated February 1, 2022.	F-3	333-262444	1.2	2/1/22

4.15 #	Development Funding Agreement by and between Opthea Limited and Ocelot SPV LP dated August 12, 2022	20-F	001-39621	4.14	9/29/22

4.16	Consultancy Agreement by and between Opthea Limited and Lawrence Gozlan, dated as of August 28, 2023					X

8.1	List of subsidiaries.	20-F	001-39621	8.1	10/28/21

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

101

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023 were formatted in Inline XBRL: (i) Consolidated Statement of Profit or Loss and Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statement of Changes in Equity, (iv) Consolidated Statement of Cash Flows, and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

						X

104	The cover page from the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, formatted in Inline XBRL (Included as Exhibit 101).	X

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

† The certifications attached as Exhibits 13.1 and 13.2 accompanying this Annual Report on Form 20-F are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Opthea Limited under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 20-F, irrespective of any general incorporation language contained in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opthea Limited

By:	/s/ Megan Baldwin
Name:	Megan Baldwin, Ph.D.
Title:	Chief Executive Officer and Managing Director

Dated: September 28, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Opthea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Opthea Limited and subsidiaries (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Group incurred a net loss of $142.5 million, has a net cash outflow from operating activities of $120.6 million during the year and, as of June 30, 2023, the Group had an equity deficit of $5.8 million that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 and 36. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

September 28, 2023

Parramatta, Australia

We have served as the Company’s auditors since 2012.

OPTHEA LIMITED

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years ended June 30, 2023, and 2022, and 2021

	Years ended June 30,
	2023	2022	2021

	US$	US$	US$
Revenue	108,406	90,683	68,613
Other income	276,869	108,322	26,950
Operating expenses:
Research and development	(122,128,314)	(78,654,217)	(25,891,851)
Patent and intellectual property expenses	(166,826)	(160,501)	(428,901)
Administration expenses	(28,115,929)	(17,922,419)	(13,418,193)
Interest expense on DFA	(13,462,160)	—	—
Finance income	3,227,496	235,468	372,001
Fair value adjustment gain on DFA	12,302,160	—	—
Net foreign exchange (loss)/gain	(489,137)	(2,813,993)	(11,011,961)
Loss before income tax	(148,447,435)	(99,116,657)	(50,283,342)
Income tax benefit	5,926,350	6,299,286	4,938,846
Loss for the year	(142,521,085)	(92,817,371)	(45,344,496)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets	—	—	469,767
Other comprehensive income for the period, net of tax	—	—	469,767
Total comprehensive loss for the year	(142,521,085)	(92,817,371)	(44,874,729)

Loss for the year is attributable to:
Owners of the Company	(142,521,085)	(92,817,371)	(45,344,496)
Net loss	(142,521,085)	(92,817,371)	(45,344,496)
Total comprehensive loss for the year is attributable to:
Owners of the Company	(142,521,085)	(92,817,371)	(44,874,729)
Comprehensive loss	(142,521,085)	(92,817,371)	(44,874,729)
Loss per share attributable to the owners of the Company:
- Basic and diluted loss per share (cents)	(32.20)	(26.40)	(14.15)

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Financial Position

as of June 30, 2023, and 2022

	June 30,	June 30,
	2023	2022

	US$	US$
Assets
Current assets:
Cash and cash equivalents	89,188,713	44,631,293
Current tax receivable	5,926,350	6,299,286
Receivables	636,564	257,668
Prepayments	2,634,671	8,720,195
Total current assets	98,386,298	59,908,442
Non-current assets:
Property and equipment, net	33,035	28,082
Right-of-use assets	168,451	—
Prepayments	53,535	110,295
Total non-current assets	255,021	138,377
Total assets	98,641,319	60,046,819
Liabilities
Current liabilities:
Payables (includes amounts to a related party of US$900,000)	17,891,854	11,445,498
Lease liabilities	97,485	—
Provisions	753,300	596,203
Total current liabilities	18,742,639	12,041,701
Non-current liabilities:
Lease liabilities	84,226	—
Financial liability due to a related party	85,660,000	—
Provisions	7,631	27,974
Total non-current liabilities	85,751,857	27,974
Total liabilities	104,494,497	12,069,675
Net Assets	(5,853,178)	47,977,144
Equity
Contributed equity	320,883,552	235,277,217
Accumulated Loss	(359,462,438)	(216,941,353)
Reserves	32,725,708	29,641,280
Total Equity	(5,853,178)	47,977,144

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Changes in Equity

for the Years ended June 30, 2023, and 2022, and 2021

	Contributed	Pre-funded	Share-based	Fair value of	FX translation	Accumulated	Total
	equity	warrants	payment reserve	Investment reserve	Reserve	Deficit	Equity
	US$	US$	US$	US$	US$	US$	US$
Balance at June 30, 2020 (Restated)	113,852,364	—	3,116,080	551,409	5,827,605	(78,779,486)	44,567,972
Fair value gains on investments in financial assets	—	—	—	469,767	—	—	469,767
Net loss for the year	—	—	—	—	—	(45,344,496)	(45,344,496)
Total Comprehensive income and expense for the period	—	—	—	469,767	—	(45,344,496)	(44,874,729)
Issuance of ordinary shares and pre-funded warrants on NASDAQ listing net of issuance cost $10,126,959	105,477,591	11,546,029	—	—	—	—	117,023,620
Issuance of ordinary shares on exercise of pre-funded warrants net of issuance costs $1,099,412	11,546,029	(11,546,029)	—	—	—	—	—
Exercise of options granted under LTIP and NED plan	3,271,542	—	(3,271,542)	—	—	—	—
Recognition of share-based payment	—	—	3,897,638	—	—	—	3,897,638
Exchange on conversion	—	—	345,474	64,235	14,261,558	—	14,671,267
Balance at June 30, 2021	234,147,526	—	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Net loss for the year	—	—	—	—	—	(92,817,371)	(92,817,371)
Total Comprehensive income and expense for the period	—	—	—	—	—	(92,817,371)	(92,817,371)
Exercise of options granted under LTIP and NED plan	1,129,691	—	(872,516)	—	—	—	257,175
Recognition of share-based payment	—	—	5,251,572	—	—	—	5,251,572
Balance at June 30, 2022	235,277,217	—	8,466,706	1,085,411	20,089,163	(216,941,353)	47,977,144
Net loss for the year	—	—	—	—	—	(142,521,085)	(142,521,085)
Total Comprehensive income and expense for the period	—	—	—	—	—	(142,521,085)	(142,521,085)
Issuance of ordinary shares net of issuance costs $4,531,040	81,815,357	—	—	—	—	—	81,815,357
Exercise of options granted under LTIP and NED plan	3,790,978	—	(2,750,258)	—	—	—	1,040,720
Recognition of share-based payment	—	—	5,834,686	—	—	—	5,834,686
Balance at June 30, 2023	320,883,552	—	11,551,134	1,085,411	20,089,163	(359,462,438)	(5,853,178)

The above consolidated statements of change in equity should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Cash Flows

for the Years ended June 30, 2023, and 2022, and 2021

	Year ended June 30,
	2023	2022	2021

	US$	US$	US$
Cashflow from operating activities
Interest received	3,121,594	216,422	390,128
Royalty and license income received	3,826	90,683	103,031
Grant and other income	276,869	455,807	26,949
Payment of lease interest	(17,148)	(5,920)	(5,782)
Payments to suppliers, employees and for research & development and intellectual property costs ( inclusive of GST)	(130,292,806)	(77,064,842)	(51,894,593)
Research and development tax incentive scheme credit received	6,299,286	4,972,898	5,834,100
Net cash flows used in operating activities	(120,608,379)	(71,334,952)	(45,546,167)
Cash flow from investing activities:
Purchase of plant and equipment	(21,954)	(16,910)	(12,702)
Proceeds from sale of financial assets		—	669,184
Net cash used in investing activities	(21,954)	(16,910)	656,482
Cash flows from financing activities:
Payment of lease liabilities	(70,966)	(85,578)	(87,373)
Net proceeds on issue of shares	81,815,358	—	105,477,591
Net proceeds on issue of pre-funded warrants	—	—	11,546,029
Net proceeds from DFA	84,500,000	—	—
Cash received for ordinary shares issued on exercise of options	1,040,718	257,175	—
Net cash provided by financing activities	167,285,110	171,597	116,936,247
Increase in cash and cash equivalents	46,654,777	(71,180,265)	72,046,562
Effects of exchange rate changes on the balance of cash held in foreign currencies	(2,097,357)	(2,381,619)	3,495,757
Cash and cash equivalents at beginning of period	44,631,293	118,193,177	42,650,858
Cash and cash equivalents at end of period	89,188,713	44,631,293	118,193,177

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

The financial statements were authorized for issue by the directors on September 28, 2023.

Going Concern

For the year ended June 30, 2023, the Group incurred a loss after income tax of $142,521,085 (2022: $92,817,371) and had net cash outflows from operating activities of $120,608,379 (2022: $71,334,952). As at June 30, 2023, the Group had cash and cash equivalents of $89,188,713 (2022: $44,631,293), net current assets of $79,643,659 (2022: $47,866,741), and was in a negative net asset position of $5,853,178 (2022: positive $47,977,144).

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors and from funding provided under the Development Funding Agreement (‘DFA or Agreement’) with Carlyle and Abingworth. Of the initial total funding of US$120 million, US$50 million was received by the Group in September 2022 and another US$35 million was received in December 2022. The Group expects to receive the remaining US$35 million no later than December 31, 2023.

Subsequent to June 30, 2023, the Group was notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the DFA of US$50 million to increase total DFA funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. Upon completion of the final due diligence, receipt of approvals, execution of the appropriate documentation and satisfaction of the closing conditions, the Group expects to receive the additional US$50 million. While the Group anticipates that the due diligence will be completed to the satisfaction of the co-investor, the necessary approvals will be obtained, the appropriate documentation will be executed and that all closing conditions will be satisfied, there is no assurance that the Group will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, the Group will need to raise additional funds or reduce expenditures to continue as a going concern.

Concurrently with the receipt of the notice from the co-investor to increase its investment, the Group entered into binding commitments for the private placement of ordinary shares and entitlement rights and accompanying options for aggregate gross proceeds of approximately A$90 million (approximately US$58 million) (the ‘Equity Offering’). The Equity Offering consists of two closings, of which the first closing of A$73 million (US$47 million) consisting of a placement offering and an acceleration portion of an Accelerated Non-Renounceable Entitlement Offer (“ANREO”) occurred on September 1, 2023. The second closing of A$17 million (US$11 million), representing the remaining institutional and retail portion of the ANREO, has been underwritten,

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

occurred on September 20, 2023. The shares were issued and cash received on September 20, 2023. See Note 37, Events after the balance sheet date, for further information.

While we expect that with our cash on hand at June 30, 2023 of $89 million, together with the net proceeds from the Equity Offering and the $85 million expected under the Funding Agreement, we will be able to fund our operations through the third calendar quarter of 2024, such proceeds will not be sufficient to fully fund all anticipated costs of th Phase 3 clinical trials to top-line data. We will need to raise significant additional funds to complete the efficacy and safety phase of both studies and to report top-line data.

The Directors and management have considered the cash flow forecasts including the funding requirements of the business as well as the funding expected to be raised through the Agreement and Equity Offering. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, as well as the conditions set forth in the Agreement. Based on this assessment, the Directors and management believe that the conditions in the DFA can be met and that the Group has adequate resources to continue normal activities and realize its assets and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the financial statements on the going concern basis.

Should the Group not be able meet the conditions in the DFA to increase the total funding from US$120 million to US$170 million, the Group will need to raise additional funds or reduce expenditures to continue as a going concern. Based on that, substantial doubt exists as to whether the Group will continue as a going concern. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Financial assets and liabilities

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Financial liabilities

Financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of the financial liability.

Interest expense is recognized in profit and loss and is included in the “Interest expense on DFA” line item.

Equipment

Equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight‑line basis over their useful economic lives as follows:

•
Equipment and furniture – 3 to 10 years; and
•
Leasehold improvements – 8 years or the term of the lease if shorter.

The assets’ residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

An item of equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal.

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

As of June 30, 2023, 2022 and 2021, the Group is in the research phase and has not capitalized any development costs to date.

Provisions and employee benefits

i. Wages, salaries, annual leave and sick leave

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

During the years ended June 30, 2023, 2022 and 2021, the Group’s only revenue related to sales‑based royalties.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 4. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

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

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea’s expenditure is incurred as a result of clinical trials for OPT‑302. During the years ended June 30, 2020 2021 and 2022, Opthea completed its Phase 2b wet age‑related macular degeneration (wet AMD) and Phase 1b/2a diabetic macular edema (DME) trials and Phase 3 clinical trials for Sozinibercept (OPT-302) was initiated during 2021. A key measure of Opthea’s performance is the level of expenditure incurred on the research of OPT‑302.

Judgment is required in relation to:

•
The classification of expenses in the income statement between research and development costs and operating expenses; and
•
Whether costs relate to R&D, and consequently if they meet the capitalization criteria under IAS 138 “Intangible Assets.”

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2023, 2022 and 2021.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

For the years ended June 30, 2023, and 2022, the Group has recognized an R&D tax incentive receivable of US$6 million and US$6.3 million respectively within the consolidated statements of financial position, with a corresponding amount recognized within income tax benefit within the consolidated statements of profit or loss and other comprehensive income.

The R&D tax incentive receivable as of June 30, 2023 and 2022 is based on the legislation as currently enacted as of June 30, 2023 and 2022, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the year, no such legislative changes have occurred.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

4.2 Key sources of estimation uncertainty

Development funding - financial liability

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Launch Tx was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. If the dates are delayed from those used at reporting date, it is expected that a fair value adjustment will result in a non-cash gain. If the timelines for approval and launch are accelerated, the Group would anticipate a fair value adjustment resulting in a non-cash charge to be recognized in the Consolidated Statements of Profit or Loss.

Share‑based payment transactions

The Group measures the cost of equity‑settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in note 34. The accounting estimates and assumptions relating to equity‑settled share‑based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share‑based payments change, this could have a material impact on the amounts recognized in equity and employee‑related expenses.

Note 5. Application of New and Revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for the current year.

In the current year, the Group has applied a number of amendments to International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after July 1, 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New and revised International Accounting Standards and Interpretations on issue but not yet effective

At the date of authorization of the financial statements, the Group has not applied the new and revised International Accounting Standards, Interpretations and amendments that have been issued but are not yet effective.

The new and revised Accounting Standards, Interpretations and amendments are not expected to have a material impact on the amounts recognized or disclosures included in the Group’s financial statements.

Note 6. Segment Information

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and United States, respectively.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The Group’s only revenue stream in the current and previous financial year is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of OPT‑302 and that are not under development. These licenses are primarily used by third‑party licensees for research purposes. All of the royalty income of US$108,406 (2022: US$90,683 2021:US$68,613) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Note 7. Revenue

	2023	2022	2021

	US$	US$	US$
Sales-based royalties	108,406	90,683	68,613
Total Revenue	108,406	90,683	68,613

Note 8. Other Income

	2023	2022	2021

	US$	US$	US$
Grant and other income	276,869	108,322	26,950
Total other income	276,869	108,322	26,950

Note 9. Research and Development Expenses

	2023	2022	2021

	US$	US$	US$
Research project costs	122,128,314	78,654,217	25,891,851
Total research and development expenses	122,128,314	78,654,217	25,891,851

The research project costs relate to the research programs in respect to the treatment of eye diseases by Sozinibercept (OPT‑302).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 10. Expenses

	2023	2022	2021

	US$	US$	US$
Administrative expenses
Employee benefits expenses:
Salaries and fees	6,274,560	2,931,243	1,794,840
Cash bonuses	1,265,944	376,649	479,501
Superannuation	287,396	171,899	188,543
Share-based payments expense	5,834,686	5,251,572	3,897,638
Total employee benefits expense	13,662,586	8,731,363	6,360,522

Other expenses:
Insurance	2,551,768	4,205,106	4,419,433
Investor relations costs	451,378	328,026	285,071
Audit and accounting	337,038	496,652	647,549
Travel expenses	580,644	13,616	1,459
Payroll tax	340,003	172,884	18,766
Legal fees	1,330,054	1,252,014	83,605
Advisory fees[1]	6,084,005	156,978	393,843
Consultancy costs	1,389,048	1,619,824	367,070
Other expenses	1,288,179	867,405	732,773
Total other expenses	14,352,117	9,112,505	6,949,569

Depreciation of:
Equipment and furniture	17,000	11,917	15,012
Right-of-use assets	84,226	66,465	91,656
Total depreciation expense	101,226	78,382	106,668

Loss on disposal of non-current assets	—	169	1,434

Total administrative expenses	28,115,929	17,922,419	13,418,193

1. Advisory fees relates to a market assessment of potential financing alternatives and solutions.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 11. Finance Income

	2023	2022	2021

	US$	US$	US$
Interest income	3,227,496	235,468	372,001
Total finance income	3,227,496	235,468	372,001

Note 12. Interest expense on DFA

	2023	2022	2021

	US$	US$	US$
Interest expense on DFA	13,462,160	—	—
Total interest expense on DFA	13,462,160	—	—

The interest expense on DFA is non-cash interest at the imputed rate of 23.82%.

Note 13. Fair value adjustment gain on DFA

	2023	2022	2021

	US$	US$	US$
Fair value adjustment gain on DFA	12,302,160	—	—
Total fair value adjustment gain on DFA	12,302,160	—	—

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Company’s control. Therefore, at each reporting date, the Company reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Company will prospectively adjust the accretion of the development financing liability and the imputed interest rate.

At June 30, 2023 the Company performed a fair value adjustment of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed by twelve months, thus extending date of expected repayments. As the Company has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2023 was adjusted downward to reflect this delay. The fair value adjustment resulted in a non-cash gain on revaluation of $12.3 million. This change is recorded on the Profit and Loss statement as an unrealized fair value adjustment gain on the DFA. The Company will continue to accrete non-cash interest at the imputed rate of 23.82%. Refer to Note 25.

At every reporting period, the Company will review the expected approval and commercial launch dates. If the dates are delayed from those used at June 30, 2023, it is expected that a fair value adjustment will result in another non-cash gain. If the timelines for approval and launch are accelerated, the Company would anticipate a fair value adjustment resulting in a non-cash charge to be recognized on the Profit and Loss statement.

Note 14. Net Foreign Exchange Loss

	2023	2022	2021

	US$	US$	US$
Net foreign exchange (loss)/gain	(489,137)	(2,813,993)	(11,011,961)
Total net foreign exchange (loss)/gain	(489,137)	(2,813,993)	(11,011,961)

Exchange differences arising on the translation of monetary items are recognized in the Statements of Profit and Loss and other Comprehensive Income. After the Company’s US IPO where the Company raised US$128 million, the Company entered into an Australian dollar denominated term deposit worth US$100 million (AUD141.9million) maturing on February 3, 2021. The Company simultaneously entered into a foreign currency

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

exchange contract under which the term deposit converted back to US dollars at effectively the same foreign exchange rate as when the term deposit was entered into. As the Group’s functional currency was the Australian dollar (A$) until December 31, 2020, the Group recorded a foreign exchange loss of US$9milion in relation to this transaction.

Note 15. Income Taxes

	2023	2022	2021

	US$	US$	US$
(a) Income tax benefit
The major components of income tax benefit are:
Statement of Profit or Loss and Other Comprehensive Income
Current tax
Current income tax credit	5,926,350	6,299,286	4,938,846
	5,926,350	6,299,286	4,938,846

Deferred tax
In respect of the current year	—	—	—
Total income tax benefit recognized in the Statement of Comprehensive Income	5,926,350	6,299,286	4,938,846

(b) Current tax receivable
	US$	US$	US$
Research and Development Tax Incentive Credit receivable	5,926,350	6,299,286	4,972,898

(c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit of Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2023	2022	2021

	US$	US$	US$
Accounting loss before tax	(148,447,435)	(99,116,657)	(50,283,342)
At the Company's statutory income tax rate of 30%	44,534,230	29,734,997	15,085,003
R&D tax incentive on eligible expenses	5,926,350	6,299,286	4,938,846
Non-deductible R&D expenditure	(4,087,138)	(4,344,335)	(3,420,951)
Other non-deductible expenses - share-based payment expense	(1,750,406)	(1,575,472)	(1,169,291)
Amount of temporary differences and carried forward tax losses not recognized	(38,696,687)	(23,815,190)	(10,494,761)
	5,926,350	6,299,286	4,938,846

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(d) Recognized deferred tax assets and liabilities in statement of financial position	June 30, 2023	June 30,2022	June 30,2021
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities:
Interest and royalty income receivable (future assessable income)	(44,785)	(17,085)	(2,344,514)
	(44,785)	(17,085)	(2,344,514)

Deferred tax assets related to temporary differences:
Recognition of tax losses	—	—	1,508,764
Accrued expenses and other liabilities	200,536	198,607	205,458
Employee provisions	161,006	161,159	152,675
Other miscellaneous items	270,721	306,531	477,617
	632,263	666,297	2,344,514
Net deferred tax assets	587,478	649,212	—
Less: temporary differences not recognized	(587,478)	(649,212)	—
Net deferred tax recognized in the statement of financial position	—	—	—

(e) Unrecognized temporary differences

Temporary differences with respect to deferred tax assets associated with intellectual property and other miscellaneous items which have a low probability of realization are unrecognized. These amounted to US$587,478 at year end (2022: $649,212, 2021: nil).

(f) Carry forward unrecognized tax losses

The Group had income tax losses of US$67,878,759 and capital losses of US$412,122 at year end (2022: income tax losses of US$37,717,792 and capital losses of US$412,122) for which no deferred tax asset is recognized on the consolidated statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(g) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group’s shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% (2022: 30%) is A$227,371 (2022: A$227,371), which represents the amount of franking credits available for the subsequent financial year. Franking credits are not recognized in the consolidated statement of financial position.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 16. Earnings per Share

	2023	2022	2021

	US$	US$	US$
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(142,521,085)	(92,817,371)	(45,344,496)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	442,637,406	351,560,198	320,432,814
Effect of dilution:
Share options		—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	442,637,406	351,560,198	320,432,814
Loss per share (basic and diluted in cents)	(32.20)	(26.40)	(14.15)

On August 24 and 28, 2023 the company announced a capital raising which has involved 195,647,457 ordinary shares and options that represent potential ordinary shares of 97,823,728 that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of this financial report. There is no impact on the current basic and diluted earnings per share.

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

A total number of 25,450,000 options/rights outstanding June 30, 2023 and 1,505,000 ADS options were anti‑dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the following option plans.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Options	2023	2022	2021
NED Plan	16,500,000	14,000,000	10,000,000
LTIP	6,050,000	7,388,000	6,644,000
	22,550,000	21,388,000	16,644,000

	2023	2022	2021
Performance Rights
NED Plan	650,000	—	—
LTIP	2,250,000	1,600,000	—
	2,900,000	1,600,000	—

	2023	2022	2021
ADS Options
NED Plan		—	—
LTIP	1,505,000	925,000	—
	1,505,000	925,000	—

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

As of June 30, 2023, 10,842,234 outstanding options and rights were exercisable as of that date (2022: 12,857,589 2021: 11,394,000). As at June 30, 2023 250,000 outstanding ADS options were exercisable as of that date (2022: nil, 2021: nil).

Note 17. Current Assets – Cash and Cash Equivalents

	June 30, 2023	June 30, 2022

	US$	US$
Cash at bank and in hand	12,067,158	11,853,883
Short-term deposits	77,121,555	32,777,410
Total cash and cash equivalents	89,188,713	44,631,293

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term‑deposits are with two major Australian banks and are made for varying periods of between 30 and 90 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short‑term deposit periods. At year end, the average rate was 4.67% (2022: 0.43%, 2021: 0.24%).

Note 18. Current Assets - Receivables

	June 30, 2023	June 30, 2022

	US$	US$
Interest receivable	162,853	56,952
GST receivable[1]	325,474	157,060
Other receivable[1]	148,237	43,656
Total current receivables	636,564	257,668

1 The GST and other receivables are non‑interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2022: nil, 2021: nil).

Note 19. Current Assets - Prepayments

	June 30, 2023	June 30, 2022

	US$	US$
R&D Contract Research Organization	1,693,964	7,428,599
Insurance	717,064	1,086,847
Other prepayments	223,643	204,749
Total current prepayments	2,634,671	8,720,195

The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 clinical trial for OPT‑302 in order to secure sites across the world and start patient recruitment. These prepayments covered the initial startup of the Phase 3 clinical trials and other key milestones and are expected to be consumed within the next 12 months. The insurance amount relates to specific Phase 3 clinical trial insurance in place for various sites around the world covering periods to 2024. The non‑current portion of the prepayments are recorded as non‑current assets. Refer Note 21.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 20. Non-Current Assets - Right of Use Assets

The Group has a three- year lease contract for its head office premises in Melbourne, Australia, which commenced on 15 July 2022. The agreement does not contain any extension options. The carrying amount of the lease at June 30, 2023 is as follows:

	June 30, 2023	June 30, 2022

	US$	US$
Right-of-Use Asset Cost
Opening balance as at July 1	281,554	281,554
Additions	252,677	—
Exchange on translations	—	—
	534,231	281,554
Right-of-Use-Asset Depreciation
Opening balance as at July 1	(281,554)	(187,702)
Charge to the period	(84,226)	(93,852)
Exchange on translation	—	—
	(365,780)	(281,554)
Net carrying amount at June 30	168,451	—

	2023	2022	2021

	US$	US$	US$
Amounts recognized in profit or loss:
Depreciation expense on right-of-use asset	84,226	66,465	91,656
Lease finance costs	5,321	5,920	5,782
Expense relating to leases of low value assets	2,101	7,376	7,042
	91,648	79,761	104,480

The Group did not have any short-term leases during the year ended June 30, 2023.

Note 21. Non-Current Assets - Prepayments

	June 30, 2023	June 30, 2022

	US$	US$
Insurance	53,535	110,295
Total non-current prepayments	53,535	110,295

The non‑current prepayment amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024.

Note 22. Current Liabilities – Payables

	June 30, 2023	June 30, 2022

	US$	US$
Accounts Payable (unsecured)[1]	17,842,981	11,402,164
Payroll related tax liability	48,873	43,334
Total current payables	17,891,854	11,445,498

1 Accounts Payable are non‑interest bearing and are normally settled on 30 day terms.

Includes an amount of US$900,000 due to Launch Tx Service Agreement being a related party.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 23. Current Liabilities - Provisions

	June 30, 2023	June 30, 2022

	US$	US$
Annual leave	500,361	383,220
Long service leave	252,939	212,983
Total current provisions	753,300	596,203

Note 24. Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending on July 14, 2024 using an incremental borrowing rate of 3%.

	June 30, 2023	June 30, 2022

	US$	US$
Carrying amount at July 1		112,965
New lease	252,677	—
Payments	(70,966)	(112,965)
Carrying amount at June 30	181,711	—
Maturity analysis:
Year 1	102,806	—
Year 2	84,226	—
	187,032	—
Less: unearned interest	(5,321)	—
	181,711	—
Analyzed into:
Current portion	97,485	—
Non-current portion	84,226	—
	181,711	—

Note 25. Non-Current Liabilities - Financial Liabilities

	June 30, 2023	June 30, 2022

	US$	US$
Carrying amount at July 1	—	—
Funding at fair value	84,500,000	—
Interest expense on DFA	13,462,160
Fair value adjustment gain on DFA	(12,302,160)	—
Total financial liabilities	85,660,000	—

Pursuant to the DFA, Launch Tx has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at their option, of which US$50 million (net of US$0.5 million of funding costs) was paid in September. Opthea received the proceeds from the first tranche of the DFA, with the remainder being funded in two additional tranches: one paid on December 31, 2022 and one to be paid on or before December 31, 2023. Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop Sozinibercept (OPT-302) for the treatment of wet AMD in accordance with the DFA, including pursuant to certain development timelines set forth therein.

In return, Opthea will pay to Launch Tx (1) upon the first to occur of regulatory approval of Sozinibercept (OPT-302) for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”),

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of Sozinibercept (OPT-302) for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligations discharge once Launch Tx has received a total of four times their investment.

In certain instances, upon the termination of the Funding Agreement, we will be obligated to pay Investor several multiples of the amounts paid to us under the Funding Agreement. The Group remains in compliance with the DFA and no such instances has occurred.

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Launch Tx was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheets. The Group accounts for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the Financing Agreement were capitalized and recorded as a reduction to the carrying amount of the development financing liability and will also be amortized to interest expense using the effective interest method.

Pursuant to the Financing Agreement, the Opthea granted Launch Tx a security interest in all its assets (other than intellectual property not related to Sozinibercept (OPT-302)), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid Launch Tx the funding provided or upon certain terminations of the Financing Agreement.

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Group’s control. Therefore, at each reporting date, the Group reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Group will prospectively adjust the accretion of the development financing liability and the imputed interest rate.

As of June 30, 2023, the development financing liability was classified as a long-term liability, as the Group expects the related repayments to take place between 2027 and 2032 for purposes of the model used to calculate its carrying value. The imputed interest rate on the unamortized portion of the development financing liability was approximately 23.82%.

Note 26. Non-Current Liabilities - Provisions

	June 30, 2023	June 30, 2022

	US$	US$
Long service leave	7,631	27,974
Total non-current provisions	7,631	27,974

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 27. Contributed Equity

	June 30, 2023	June 30, 2022	June 30, 2021
	US$	US$	US$
(a) Ordinary shares
Issued and fully paid at June 30	320,883,552	235,277,217	234,147,526
Movement in ordinary shares:
Opening balance	235,277,217	234,147,526	113,852,364
Issue of shares on exercise of options granted under the LTIP	3,790,978	1,129,691	3,271,542
Issue of shares on Nasdaq listing net of issuance cost $10,126,969	—	—	105,477,591
Issue of shares on exercise of pre-funded warrants net of issuance cost $1,099,412	—	—	11,546,029
Issue of shares net of issuance costs $4,531,040	81,815,357	—	—
	320,883,552	235,277,217	234,147,526
Ordinary shares on issue:	No:	No:	No:
Opening balance	352,152,542	351,003,541	269,157,769
Issue of shares on exercise of options granted under the LTIP	2,387,826	1,149,001	5,845,804
Issue of shares on Nasdaq listing	—	—	68,506,400
Issue of share on exercise of pre-funded warrants	—	—	7,493,568
Issue of shares on ASX	112,619,006	—	—
	467,159,374	352,152,542	351,003,541

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

Issued capital at June 30, 2023 amounted to US$320,883,552 (467,159,434 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2023 the Company issued 112,619,066 ordinary shares on Nasdaq listing for net proceeds of US$81,815,3571.

During the year ended June 30, 2021 the Company issued 68,506,400 ordinary shares on Nasdaq listing for net proceeds of US$105,477,591 as well as issued 7,493,568 pre‑funded warrants for net proceeds of US$11,546,029.

At June 30, 2023, the company had 7,250,000 Non-Executive Director options that remain unexercised with expiry of October 2024 for 3,000,000 options, January 2025 for 2,250,000 options, October 2025 for 1,000,000 options and April 2026 for 1,000,000 options.

At June 30, 2022, the company had 7,500,000 Non-Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000 options, October 2024 for 2,000,000 options, January 2025 for 1,500,000 options, October 2025 for 500,000 options and April 2026 for 500,000 options.

At June 30, 2021, the company had 4,750,000 Non‑Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000 options, October 2024 for 1,000,000 options and January 2022 for 750,000 options.

Options granted to directors and employees.

The company has two share‑based payment schemes, the Long-Term Incentive Plan (LTIP) and Non‑Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors.

The company granted 10,050,000 options/rights and 755,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2023 (Note 34). These options/rights had a weighted average fair value at grant date of $1.62 per options and the ADS options had a weighted average fair value at grant date

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

of $6.75. During the year ended June 30, 2022, 6,613,000 options granted under the LTIP and NED Plan were exercised for $3,790,977 ($1,040,718 for cash and $2,750,258 via cashless conversion)

The company granted 8,400,000 options/rights and 925,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2022 (Note 34). These options/rights had a weighted average fair value at grant date of $0.781 per options and the ADS options had a weighted average fair value at grant date of $6.75. During the year ended June 30, 2022, 2,056,000 options granted under the LTIP and NED Plan were exercised for $1,129,691 ($257,175 for cash and $872,516 via cashless conversion).

The company granted 7,000,000 options over ordinary shares under these plans during the year ended June 30, 2021 (note 32). These options had a weighted average fair value at their grant date of US$1.03 per option. During June 30, 2021 8,400,000 options granted under the LTIP and NED Plan were exercised for US$3,271,542. No options were granted under the Plans during the year ended June 30, 2020.

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
Note 28. Accumulated Losses and Reserves

	2023	2022

	US$	US$
(a) Movements in accumulated losses were as follows:
Balance at July 1	(216,941,353)	(124,123,982)
Net loss for the period	(142,521,085)	(92,817,371)
Balance at June 30	(359,462,438)	(216,941,353)

(b) Reserves
Fair value of Investments reserve (i)	1,085,411	1,085,411
Share-based payments reserve (ii)	11,551,134	8,466,706
Foreign translation reserve (iii)	20,089,163	20,089,163
Total reserves	32,725,708	29,641,280

(i) Movement in fair value of investments reserve:
Opening balance	1,085,411	1,085,411
Fair value on gains on investments in financial assets	—	—
Exchange on translation	—	—
Closing balance	1,085,411	1,085,411

(ii) Movement in share-based payments reserve:
Opening balance	8,466,706	4,087,650
Share-based payments expense	5,834,686	5,251,572
Exercise of options	(2,750,258)	(872,516)
Exchange on translation	—	—
Closing balance	11,551,134	8,466,706

(iii) Movement in foreign translation reserve:
Opening balance	20,089,163	20,089,163
(Gains)/loss on translation	—	—
Closing balance	20,089,163	20,089,163

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(c) Nature and purpose of reserves

Fair value of investments reserve

This reserve records fair value changes on listed investments. As at June 30, 2023 no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

Share‑based payment reserve

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

Foreign currency translation reserve

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in 2021.

Note 29. Financial Risk Management Objectives and Policies

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The Group currently has borrowings under the DFA with Ocelot (2022: nil). The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2023 and 2022.

At June 30, 2023, 2022 and 2021, if interest rates moved, with all variables held constant, post tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post tax (loss)/profit impact
	2023	2022	2021

	US$	US$	US$
Judgments of reasonably possible movements
+0.50% (50 basis points) (2022:+0.50%)	270,059	114,859	359,442
-0.50% (50 basis points) (2022:-0.50%)	(270,059)	(114,859)	(359,442)

The post-tax figures include an offset for unrecognized tax losses (bringing the tax effect to nil) for the year ended June 30, 2023 (2022: nil ,2021: nil).

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

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies. :

	Consolidated
2023	AUD	EURO	GBP	CAD
Financial assets
Cash	55,307,319
Receivables	6,290,086
Financial liabilities
Payables	(1,187,459)	(53,332)	(3,166)	(136,689)
Other financial liabilities
Net exposure	60,409,946	(53,332)	(3,166)	(136,689)

	Consolidated
2022	AUD	EURO	GBP	CAD
Financial assets
Cash	26,697,582	—	—	—
Receivables	7,827,565	—	—	—
Financial liabilities
Payables	(1,213,469)	(435,698)	(3,037)	(13,419)
Other financial liabilities	—	—	—	—
Net exposure	33,311,678	(435,698)	(3,037)	(13,419)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2023 and 2022.

At June 30, 2023, 2022 and 2021, had the United States dollar moved with all other variables held constant, post tax (loss) profit and equity would have been affected as illustrated in the table below:

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

	Post tax (loss)/profit impact
	2023	2022	2021

	US$	US$	US$
Judgments of reasonably possible movements
Consolidated
AUD/USD +10% (2022:+10%)	(3,847,285)	(2,119,834)	(2,538,062)
AUD/USD -10% (2022:-10%)	4,702,237	2,590,908	3,102,076

The reasonably possible movements at June 30, 2023 are higher than at June 30, 2022 and higher than June 30, 2021 due mainly to net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

(a)
The reasonably possible movement of 10% was calculated by taking the currency spot rates as of balance date, moving these by 10% and then re‑converting the currencies into US with the ‘new‑spot‑rate’. This methodology reflects the translation methodology undertaken by the Group.
(b)
The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.
(c)
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

(iv)
Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of Sozinibercept (OPT-302) for the treatment of wet AMD for each calendar quarter.

The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

Note 30. Related Party Disclosures

(a)
Subsidiaries

The consolidated financial statements include the financial statements of Opthea Limited and its subsidiaries in the following table:

	Parent entity % equity interest
	June 30, 2023	June 30, 2022	June 30, 2021
	%	%	%
Vegenics Pty Ltd[1]	100	100	100
Opthea US Inc[2]	100	100	100

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(1) Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited.

(2) Opthea Limited is the ultimate parent entity. Opthea US Inc was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited.

(b)
Transactions with related parties

Balances and transactions between the Company and its subsidiaries, a related party of the Company, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below:

With the appointment of Anshul Thakral (who is the CEO of Launch and Operation Executive of Carlyle) on June 7, 2023, as a Director of Opthea resulting in Launch, Ocelot and Carlyle being related parties of Opthea.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Trading transactions

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated
	Purchase of Service
	2023	2022	2021
Launch Tx - Ocelot	—	—	—
Launch	900,000	—	—

Purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

	Consolidated
	Amounts owed to related parties
	2023	2022	2021
Launch Tx - Ocelot	85,660,000	—	—
Launch	—	—	—

Amounts owed to Ocelot relate to the Development Funding agreement and carry an effective rate of 23.82% (refer to note 25).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 31. Commitments

(i)
Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of OPT‑302. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2023	2022	2021
	US$	US$	US$
Within one year	12,632,801	39,947,900	26,377,778
After one year but not more than five years	12,302,260	8,007,202	2,347,060
After more than five years	30,000	45,000	—
	24,965,061	48,000,102	28,724,838

Currently, the biggest research contract has a 60 day termination clause and all commitments have been limited to a six month commitment.

(ii)
Commercial commitments

	2023	2022	2021
	US$	US$	US$
Within one year	47,415	507,874	—
After one year but not more than five years	—	—	—
After more than five years	—	—	—
	47,415	507,874	—

Currently, the biggest contract has a 60 day termination clause and all commitments have been limited to a twelve month commitment.

Note 32. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time‑frames stipulated in the contracts, those which could become payable in less than one year total US$nil (2022: US$nil) and those which could become payable in more than one year total US$1,086,244 (2022: US$11,512,675).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The group had a bank guarantee outstanding at June 30, 2023 in respect of a rental deposit for its office premises of US$38,036 (2021: US$39,478).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 33. Cash Flow Statements Reconciliation

	2023	2022	2021
			Restated
	US$	US$	US$
(a) Reconciliation to cash at the end of the year
Cash at bank and in hand (note 17)	89,188,713	44,631,293	118,193,177
	89,188,713	44,631,293	118,193,177
(b) Reconciliation of net loss after tax to net cash flows from operations
Net loss for the year	(142,521,085)	(92,817,371)	(45,344,496)
Adjustments for:
Income tax benefit recognized in profit or loss	(5,926,350)	(6,299,286)	(4,938,846)
Net loss of disposal of non-current assets	—	169	—
Depreciation of non-current assets	17,001	11,917	15,012
Depreciation of right-of-use assets	84,226	66,465	91,656
Interest expense on DFA	13,462,160	—	—
Fair value adjustment gain on DFA	(12,302,160)	—	—
Share-based payments	5,834,686	5,251,572	3,897,638
Net exchange differences	489,137	2,813,993	11,011,961
	1,658,700	1,844,830	10,077,421
Changes in:
Payables	7,296,785	8,511,607	(1,552,443)
Receivables	378,896	307,618	(369,712)
Prepayments	6,142,284	5,730,207	(14,231,546)
Provisions	136,755	115,259	40,510
Net cash flows used in operating activities before tax	(126,907,665)	(76,307,850)	(51,380,266)
R&D tax incentive received	6,299,286	4,972,898	5,834,099
Net cash flows used in operating activities	(120,608,379)	(71,334,952)	(45,546,167)

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 34. Key Management Personnel

(a)
Compensation of Key Management Personnel

	2023	2022	2021

	US$	US$	US$
Short-term employee benefits	2,898,544	1,555,658	1,099,081
Post-employment benefits	137,168	56,105	79,550
Share-based payments expense	4,221,472	4,664,767	3,897,638
	7,257,184	6,276,530	5,076,269

(b)
Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the prior financial year for the current year refer to Note 30(b).

Note 35. Share-Based Payments

(a)
Recognized share-based payment expenses

The expense recognized for share‑based payments during the year is shown in the table below:

	2023	2022	2021

	US$	US$	US$
Expense arising from equity-settled share-based payment transactions:
Director and employee services received	5,834,686	5,251,572	3,897,638
	5,834,686	5,251,572	3,897,638

(b)
Non‑executive director and employee share option plans

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights services	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP - director FY2019	November 29, 2018	0.150	0.625	November 29, 2022	November 29, 2019
LTIP - employees FY2018	August 23, 2017	0.260	0.920	January 1, 2023	June 30, 2018
LTIP - employees FY2019	April 3, 2019	0.180	0.608	April 3, 2023	April 3, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	January 31, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	November 30, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	September 30, 2024
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2022
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2023
LTIP - employees FY2022	June 6, 2022			June 5, 2032
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2024
LTIP - employees FY2023	November 16, 2022	0.471	0.658	November 16, 2032	November 16, 2025
LTIP - employees FY2023	November 16, 2022	0.672	0.000	November 16, 2032	November 16, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2023
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2024
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2026
NED Plan FY2016	March 7,2016	0.140	0.360	March 7, 2021	June 30, 2016
NED Plan FY2019	November 29, 2018	0.150	0.625	November 29, 2022	November 29, 2019
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2023
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2025

There has been no alteration of the terms and conditions of the above share‑based payment arrangements since the grant date.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(c)
Fair value of share options granted

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 4 or 5 years.

Options/Rights services	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP - director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP - employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP - employees FY2022	0.955	nil	0.955	na	10 years	0%	n/a	Binomial
LTIP - employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
LTIP - employees FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
LTIP - employees FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
LTIP - employees FY2023	0.643	0.644	0.459	75.00%	7 years	0%	3.30%	Binomial
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial

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

ADS Options	Grant date share price US$	Exercise price US$	Fair value per ADS option US$	Expected volatility	ADS Option life	Dividend yield	Risk free interest rate	Model used
LTIP - employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP - employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP - employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial
LTIP - employee 2023	6.600	6.350	4.718	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2023	4.810	4.850	3.479	75.00%	7 years	0%	4.30%	Binomial
LTIP - employee 2023	4.850	5.170	3.457	75.00%	7 years	0%	4.10%	Binomial
LTIP - employee 2023	4.959	4.929	3.560	75.00%	7 years	0%	3.60%	Binomial
LTIP - employee 2023	5.450	5.238	3.935	75.00%	7 years	0%	3.50%	Binomial
LTIP - employee 2023	5.030	5.150	3.602	75.00%	7 years	0%	3.80%	Binomial
LTIP - employee 2023	3.360	3.545	2.384	75.00%	7 years	0%	3.60%	Binomial

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(d)
Movements in share options during the year

The following reconciles the share/rights options outstanding at the beginning and end of the year:

	2023		2022		2021
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	22,988,000	1.16	16,644,000	1.28	18,044,000	0.50
Granted during the year:
To employees and directors under the LTIP and NED Plan	10,050,000	0.58	8,400,000	0.77	7,000,000	2.21
Exercised during the year	(6,613,000)	0.62	(2,056,000)	0.58	(8,400,000)	0.36
Expired during the year	(975,000)	0.61	—	—	—	—
Balance at end of the year	25,450,000	1.04	22,988,000	1.16	16,644,000	1.28
Exercisable at end of year	10,842,234	1.48	12,857,589	0.97	11,394,000	0.86

The share options outstanding at the end of the year had a weighted average exercise price of US $1.04(2022: US$1.16, 2021: US$1.28) and a weighted average remaining contractual life of 555 days (2022: 567 days, 2021: 628 days).

Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	2023		2022		2021
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$

Balance at beginning of year	925,000	6.75	—	—	—	—
Granted during the year:
To employees and directors under the LTIP and NED Plan	755,000	5.07	925,000	6.75	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	(175,000)	7.62	—	—	—	—
Balance at end of the year	1,505,000	5.81	925,000	6.75	—	—
Exercisable at end of year	250,000	6.70	—	—	—	—

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 36. Events After the Balance Sheet Date

On August 24 , 2023, Opthea announced a A$80 million capital raise consisting via a A$10 million private placement (“Placement”) and a A$70 million Accelerated Non‑Renounceable Entitlement Offer (“ANREO”). On August 28, 2023, Opthea announced an increase in the private placement by a further A$10 million to increase the overall raise to A$90 million. The proceeds from the Placement and Entitlement will be used to continue advancing the clinical development of OPT‑302 for the treatment of wet Age‑related Macular Degeneration (wet AMD) including to progress the Company’s Phase 3 clinical trials and for general corporate purposes. The Equity Financing of A$90 million (US$58 million) consists of two closings, of which the first closing of A$73 million (US$47 million) consisting of a placement offering and an acceleration portion of an Accelerated Non‑Renounceable Entitlement Offer (“ANREO”) occurred on September 1, 2023. The second closing of A$17 million (US$11 million), representing the remaining institutional and retail portion of the ANREO, has been underwritten, occurred on September 20, 2023. The shares were issued and cash received on September 20, 2023. Subsequent to June 30, 2023, the Group was notified that a new co‑investor of Carlyle and Abingworth intends to participate in a funding under the DFA of US$50 million to increase total DFA funding from US$120 million to US$170 million, which is subject to the co‑investor’s final due diligence and receipt of regulatory and tax approvals, appropriate documentation and compliance with closing conditions. Upon completion of the final due diligence, receipt of regulatory and tax approvals, execution of the appropriate documentation and satisfaction of the closing conditions, the Group expects to receive the additional US$50 million. While the Group anticipates that the due diligence will be completed to the satisfaction of the co‑investor, the necessary approvals will be obtained, the appropriate documentation will be executed and that all closing conditions will be satisfied, there is no assurance that the Group will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, the Group will need to raise additional funds or reduce expenditures to continue as a going concern.

On August 28, 2023 Mr. Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement is effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Director.

Besides the above-mentioned subsequent events, no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.