Form 20-F
period 2024-06-30
Opthea Ltd
filed 2024-08-30
CIK 1815620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Frederic Guerard

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 1,091,466,771 Ordinary Shares (including shares underlying American Depositary Shares). 11,558,534 American Depositary Shares.

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
•
“Opthea,” “we,” “us” "Group" or “our” refer to Opthea Limited and its subsidiaries.
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
•
"EMA" refers to the European Medicines Agaency
•
“FDA” refers to the United States Food and Drug Administration.
•
“US$” or “U.S. dollars” refers to the legal currency of the United States.
•
“U.S.” or “United States” refers to the United States of America.

Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain Australian dollar amounts contained in this annual report have been translated into U.S. dollars at the rate published by the Reserve Bank of Australia as of June 30, 2024. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Australian dollars at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

In July 2023, Opthea announced “sozinibercept” as the non-proprietary drug name for OPT-302. The American Medical Association’s United States Adopted Names (USAN) Council, in consultation with the World Health Organization’s International Non-proprietary Names (INN) Expert Committee, approved and adopted the non-proprietary drug name. Opthea will use the name sozinibercept in upcoming publications, public statements, and in corporate materials moving forward.

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

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210 New York,NY 10036 as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this annual report, regarding, among other things:

•
the success, cost and timing of our product development activities and clinical trials, including our estimates for the release of the top-line data from our Phase 3 clinical trials in a timely fashion;
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
•
our plans to research, develop and commercialize our product candidates;
•
the commercialization of our product candidates, if approved and future agreements with third parties in connection with the commercialization of our product candidates;
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
•
compliance with the terms and conditions under the Development Funding Agreement or "Funding Agreement" or "DFA" with Ocelot SPV LP ("Ocelot") and the other investors (collectively, the "Investors"), entered into with Ocelot in August 2022 and amended and restated in December 2023 with a new co-Investor, specifically as it relates to the timelines for development, and provisions relating to the minimum cash and cash equivalents balances; and
•
other risks and uncertainties, including those listed under “Risk Factors.”

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

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below in this summary. These risks include, among others, the following:

Risks Related to our Financial Position, Need for Capital and the Funding Agreement

•
We have not received approval for any product candidate for commercial sale and, as a result, we have never generated any revenue from products, have incurred significant financial losses and expect to continue to incur significant financial losses in the future, which makes it difficult to assess our future viability.
•
We will require additional capital in the future, including funding to complete the efficacy and safety stages of the trials, which may not be available to us on commercially favorable terms, or at all. Our ability to continue our development activities as a going concern may be dependent on raising such additional capital. Raising additional capital may cause dilution to holders of our ordinary shares and ADSs.
•
The Funding Agreement contains terms that require us to maintain a minimum cash and cash equivalents balance of US$60 million, or the “Minimum Amount,” and to provide a notice to the Investors if our cash and cash equivalents balance drops below US$50 million. Following such notice, we need to use our reasonable best efforts to consummate a public offering of private placement of equity securities to make up the shortfall of the Minimum Amount within one month thereafter. If we are unable to consummate such financing within such period, or separately if we will be unable to fund our payment obligations in the upcoming six months or reasonably expect to include a “Going Concern” opinion in our financial statements, each Investor has the right, but not the obligation, to increase funding under the

Funding Agreement to make up for such shortfall which would increase our payment obligations under the funding agreement.
•
The termination provisions in the Funding Agreement ~~.~~on the part of the Investors are extensive and give the Investors a wide range of conditions to terminate the agreement. In the event of termination, unless mutual or for breach by the Investors, amounts owed by us will be multiples of the invested capital to date. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring us to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to us under the DFA. This is equivalent to potential repayments of $nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur. As of June 30, 2024, the Investors have invested US$170 million.

Risks Related to Development and Commercialization of Our Product Candidate

•
Clinical trials being conducted to test our product candidate, sozinibercept, have been delayed and are more costly than anticipated. Future delays and increasing costs may occur. The trials may not obtain the desired safety and efficacy results.
•
Sozinibercept may be shown to cause undesirable side effects or other adverse events that could delay or prevent its regulatory approval, limit its commercial profile or result in significant negative consequences following regulatory approval, if such approval is granted. Data from completed clinical trials indicates the safety and tolerability profile of sozinibercept is consistent with approved standard of care anti VEGF-A treatments for wet AMD based on trial results to date. There is no assurance that the safety and tolerability profile of sozinibercept will remain as observed to date.
•
The Funding Agreement contains several terms that restrict our flexibility in conducting the study including governance by a Joint Steering Committee (“JSC”) for changes in the original protocols, study design or timelines. Modifications require JSC approval and it will be difficult for us to make modifications on our own.
•
The marketing approval process is expensive, time-consuming and uncertain, and even if sozinibercept receives marketing approval, we may not be successful in our commercialization efforts and sozinibercept may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
•
Marketing approval requires completion of Process Performance Qualification (“PPQ”) which typically involves the production of a minimum number of drug substance and drug product batches. PPQ batches will require extensive lead time, the purchase of raw materials and the reservation of production slots at our Contract Development Manufacturing Organization (“CDMO”). We are working with our CDMOs to produce these PPQ batches. Delays in the successful production itself may cause a delay in the filing for marketing and the receipt of marketing approval.
•
We have encountered difficulties in enrolling patients in our clinical trials and may experience difficulties in the future. Patient enrollment for the COAST trial was completed in February 2024 and enrollment for the ShORe trial was completed in May 2024.
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

Risks Related to Our Reliance on Third Parties

•
We rely on third-party manufacturers to produce sozinibercept or any future product candidates. If such manufacturers do not produce acceptable product candidates, this could have a material adverse effect on our business. The manufacturers we use for production are sole source and currently no backup manufacturers exist in the event of failure at the current manufacturers.
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

We are a clinical-stage biopharmaceutical company with no products approved for commercial sale. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, developing our lead product candidate, sozinibercept, and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. We have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. We are not profitable and have incurred net losses since our inception. Our total comprehensive losses were US$142.4 million and US$220.2 million for the years ended June 30, 2023 and 2024. As of June 30, 2024, we had an accumulated loss of US$579.7 million. We have spent, and expect to continue to spend, significant resources to fund research and development of, and seek regulatory approvals for, sozinibercept and other future product candidates. The pivotal phase 3 trials for sozinibercept, COAST and ShORe have been delayed and the cost to complete the trials is higher than anticipated. In August 2023, Opthea announced a non-underwritten institutional placement (“2023 Placement”) and fully underwritten accelerated non-renounceable entitlement offering (“2023 ANREO”) of A$90.0 million (approximately US$58.2 million). We received net proceeds of approximately A$82.6 million (approximately US$54.4 million) from the 2023 Placement and 2023 ANREO (together, the "2023 Equity Offering"). In December 2023, we received US$35.0 million from Ocelot for the third tranche of funding under the Funding Agreement. In addition, we received additional funding of US$50.0 million from a new co-Investor, bringing the total funding received under the Funding Agreement to US$170.0 million, the maximum amount allowed under the terms of the Funding Agreement. As such, we no longer have any committed external source of funds. In June 2024, Opthea announced a non-underwritten institutional placement (“2024 Placement”) and partially underwritten accelerated non-renounceable entitlement offering (“2024 ANREO”) of A$227.3 million (approximately US$151.9 million). The 2024 Placement and the partially underwritten 2024 ANREO, which closed in June 2024, together raised approximately A$171.4 million (approximately US$114.3million) and the fully underwritten retail component of the 2024 ANREO (the "2024 Equity Retail Offering"), which closed in July 2024, raised approximately A$55.9 million (approximately US$37.6 million). We have received net proceeds of approximately A$209.5 million (approximately US$138.3 million) from the 2024 Placement, the partially underwritten 2024 ANREO and the 2024 Equity Retail Offering (together, the "2024 Equity Offering") as of July 17, 2024. See Note 39, Events After the Balance Sheet Date for more information.

We expect that with our cash on hand at June 30, 2024 of $172.5 million, together with the net proceeds of approximately $34.8 million from the 2024 Equity Retail Offering, we will be able to fund our operations into the third calendar quarter of 2025 and through the anticipated topline data readout for our Phase 3 clinical trials. This cash runway forecast is subject to a number of assumptions, including assumptions and forecasts regarding Clinical Research Organization ("CRO"), CDMO and labor costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future, including due to factors outside our control. If any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, including higher than expected CRO, CDMO or labor costs, then we will need to obtain additional financing earlier than our forecast to report top-line data. Further, while we expect to have sufficient funds into the third calendar quarter of 2025 and through the anticipated topline data readout dates for our Phase 3 clinical trials, we will not have sufficient funds to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of sozinibercept in any indication, including wet AMD. We will need to raise significant additional funds to complete both trials’ two-year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch sozinibercept, if approved, and meet the obligations under the Funding Agreement including the minimum cash condition and payment of development and commercialization costs in excess of funding received under the Funding Agreement. As a result of among other things, certain obligations under the Funding Agreement and applicable law regarding liquidity, we expect to raise or obtain additional capital from external sources, in one or more transactions, earlier than the third calendar quarter of 2025 or anticipated topline data readout dates of our Phase 3 clinical trials

If sufficient capital is not available, we may seek to modify the original trial design and protocol. We expect to incur substantial and increasing operating losses over the next several years as our research, development, manufacturing and clinical trial activities increase. Additionally, if sozinibercept is approved for commercial sale, our commercialization expenses will increase significantly as we seek a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, our accumulated losses will also increase significantly. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and may continue to have a negative impact on our shareholders' equity and working capital. The net losses we incur may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Even if we eventually generate product revenue, we may never be profitable and, if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If sozinibercept is approved in a major market (as defined in the Funding Agreement), we must make a fixed payment to the Investors within 90 days of approval, followed by six annual payments. The Investors will also receive a variable payment of 7% of net sales. To date, the Investors have invested $170 million. If sozinibercept is approved, the Investors will receive four times invested capital, or $680 million over approximately six years. We anticipate that profits generated by the sales of sozinibercept should be able to fund this repayment, however there can be no assurances that we will have sufficient cash resources to repay this amount when it is due.

We currently have no source of product revenue and may never become profitable.

Sozinibercept has not been approved for commercial sale, and we expect it to be several years before sozinibercept is approved, if ever, and we are able to commence sales of sozinibercept. To date, we have not generated any revenue from the licensing or commercialization of sozinibercept and do not expect to receive revenue from it for a number of years, if ever. We will not be able to generate product revenue unless and until sozinibercept or any future product candidate, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements. Our ability to generate future product revenue from sozinibercept or any future product candidates also depends on a number of additional factors, including our or our future partners’ ability to:

•
successfully complete research and clinical development of sozinibercept or any future product candidates and obtain regulatory approvals for commercialization;
•
maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, including any scale up of manufacturing processes for sozinibercept to support our ongoing Phase 3 clinical program of sozinibercept in combination with anti-vascular endothelial growth factor-A, or anti-VEGF-A, therapy for the treatment of wet age-related macular degeneration, or AMD;
•
launch and commercialize sozinibercept or any future product candidates for which we obtain marketing approval, if any, and, if launched independently, successfully establish a sales force, marketing and distribution infrastructure;
•
payback amounts owed under the Funding Agreement for successful completion of the clinical trials, regulatory approval and commercial launch. Amounts owed under the Funding Agreement will be four times invested capital (currently US$170 million) to be paid in a series of seven payments over six years as well as 7% of our net sales related to sozinibercept. We or our potential partner must generate sufficient revenues to fund the repayment amounts:
•
demonstrate the necessary safety data post-approval to ensure continued regulatory approval;
•
obtain coverage and adequate product reimbursement from third-party payors, including government payors;
•
achieve market acceptance for sozinibercept or our future partners’ products, if any;
•
establish, maintain, protect and enforce our intellectual property rights; and
•
attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with biologic product development, including that sozinibercept may not advance through development, achieve the endpoints of applicable clinical trials or receive approval for use in combination with one or more approved therapies, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide, or are required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities, including the European Medicines Agency, or the EMA, to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

Even if we generate revenue from the sale of sozinibercept or any of our future product candidates that may be approved, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or do not sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of sozinibercept or develop new product candidates.

As a clinical-stage biopharmaceutical company, our operations have consumed significant amounts of cash since our inception. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue our Phase 3 clinical trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD, continue clinical development of sozinibercept for the treatment of persistent diabetic macular edema, or DME, and other retinal diseases, and continue commercialization plans. Even if we are able to obtain regulatory approval for sozinibercept or any future product candidates that we may develop, we will require substantial additional capital to commercialize such product candidates.

Our forecasts of the period of time through which our financial resources will adequately support our operations included elsewhere in this report are forward-looking statements and involve risks and uncertainties, and actual results have in the past varied and could continue to vary as a result of a number of factors, including delays in and higher than expected costs of our Phase 3 clinical trials, the impacts of macroeconomic challenges, the timing of regulatory submissions, the performance and cost efficiency of third parties that assist us with clinical development such as CROs and CDMOs and other factors discussed elsewhere in this “Risk Factors” section. We have based these estimates on assumptions and forecasts regarding CRO, CDMO and labor costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors, that may prove to be wrong, and we have utilized, and in the future could utilize, our available capital resources sooner than we currently expect. We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials. We may experience further delays and increased costs in the future, which we may not be able to accurately predict. Our future funding requirements, both short-and long-term, will depend on many factors, including:

•
the progress, costs and results of clinical trials for sozinibercept or any future product candidates we may develop, including whether the FDA or comparable non-U.S. regulatory authorities require additional clinical trials beyond our Phase 3 clinical trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD to support an approved label of sozinibercept in combination with multiple existing anti-VEGF-A therapies;
•
the initiation, progress, timing, costs and results of additional clinical trials and studies to evaluate the potential for co-formulation of sozinibercept with approved and/or biosimilar forms of VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients;
•
the increasing costs incurred or might be incurred for CROs and CDMOs in connection with our ongoing Phase 3 clinical trials of sozinibercept;
•
the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable non-U.S. regulatory authorities;

•
if approved, the costs of commercialization activities for sozinibercept, or any future product candidate that receives regulatory approval;
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
•
market acceptance of sozinibercept or any approved product candidates, including product pricing and adequate reimbursement by third-party payors;
•
the cost of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
•
the cost of establishing sales, marketing and distribution capabilities for sozinibercept and any future product candidates for which we may receive regulatory approval and that we determine to commercialize ourselves or in collaboration with our future partners;
•
compliance with our contractual obligations, including under the Funding Agreement, including the Minimum Amount;
•
the costs of operating as a public company with securities listed in both Australia and the United States; and
•
the uncertainty in the global economy including any lingering effects of the COVID-19 or any other pandemic, emerging supply chain disruptions, rising inflation and interest rates, bank failures, labor shortages, unemployment levels, as well as events such as natural disasters and acts of war (including the ongoing Russia-Ukraine and Middle East conflicts).

We will require additional capital to develop, obtain regulatory approval for and commercialize sozinibercept or any future product candidates, including to complete our ongoing Phase 3 clinical trials for sozinibercept for the treatment of wet AMD. In particular, we will require additional capital to progress our ongoing and future planned clinical trials without delays, including payments to the Investors in connection with the achievement of certain regulatory milestones. We may also require additional external funding to meet the Minimum Amount cash balance condition under the Funding Agreement or to pay for development and commercialization costs in excess of funding received under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for sozinibercept for the treatment of wet AMD. As a result of among other things, certain obligations under the Funding Agreement and applicable law regarding liquidity, we expect to raise or obtain additional capital from external sources, in one or more transactions earlier than the third calendar quarter of 2025 or anticipated topline data readout dates of our Phase 3 clinical trials. We expect to finance future cash needs through public or private issuances of equity, such as the 2024 Equity Offering, or collaborations. However, the Funding Agreement limits the types of financing we may pursue in the future. We also intend to continue to apply for tax incentives under the Research and Development Tax Incentive scheme provided by the Australian government. See “—Risks Related to Development and Commercialization of Our Product Candidates—We have received tax credits under the Research and Development Tax Incentive scheme in Australia that may become repayable if we did not or do not comply with the rules of the scheme, or we may become ineligible for tax credits in our current or future tax years, which could harm our business, financial condition and results of operations.” Additional capital may not be available in sufficient amounts or on reasonable terms, if at all. If we are not able to raise additional capital, we may not be able to complete the clinical trials or complete them as originally planned, manufacture materials in preparation for filing and if approved commercialization continue operations or otherwise capitalize on our business opportunities, and our business and financial condition will be negatively impacted.

Failure to remain in compliance with our obligations under the Development Funding Agreement with the Investors could lead to reduced funding under the agreement and/or the acceleration of potentially significant payments to the Investors.

On August 12, 2022, we entered into a Development Funding Agreement (as amended and restated, the “Funding Agreement”) with Ocelot SPV LP ("Ocelot"), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Ocelot agreed to provide funding to support our development of sozinibercept for the treatment of wet AMD. On December 22, 2023, we entered into an Amended and Restated Development Funding Agreement with Ocelot as collateral agent, pursuant to which a new co-Investor (collectively, "Investors") provided an additional US$50 million in funding, bringing the total funding received under the Funding Agreement to US$170 million, the maximum amount under the terms of the Funding Agreement. Under the Funding Agreement, Opthea will pay to the Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. At the time that Investor receives an aggregate of four times the funding provided (US$680 million as Investors have funded the full US$170 million under the Funding Agreement), through the combination of fixed payments and royalties Opthea’s payment obligations under the Funding Agreement will be fully satisfied.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated. The Funding Agreement may be earlier terminated by Investor if:

•
Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop sozinibercept as set forth in the Funding Agreement;
•
Opthea suffers a material adverse event;
•
there is a material adverse patent impact on Opthea's intellectual property covering sozinibercept ;
•
there are certain irresolvable disagreements within the joint steering committee overseeing Opthea's development of sozinibercept ;
•
Opthea becomes insolvent or seek protection from creditors:
•
the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or
•
any Phase 3 clinical trial of sozinibercept is completed or terminated and (1) the primary endpoint is not met or (2) the required Investors reasonably determine that the results of any such trial do not support regulatory approval.

The Funding Agreement may be terminated by either party (i) if the other party materially breaches the Agreement, (ii) if sozinibercept fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in a sozinibercept clinical trial or (v) upon a change of control of Opthea.

In certain instances which may result upon the termination of the Funding Agreement, we will be obligated to pay Investors several multiples, which may vary based on the termination event of the amounts paid to us under the Funding Agreement.

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under the Funding Agreement or to pay for development and commercialization costs in excess of funding under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for sozinibercept for the treatment of wet AMD. If we are unable to obtain such additional external funding and as such are unable to meet the minimum cash condition, we are required to provide notice to the Investors. Under the Funding Agreement, upon receipt of such notice, the Investors have the option, but not the obligation, to contribute additional funds under the terms of the Funding Agreement if we are unable to raise sufficient capital in a timely manner. If the Investors choose not to contribute additional funds and we are unable to raise additional capital, we may become insolvent or may otherwise be in material breach under the Funding Agreement for failing to fund development and commercialization costs in excess of the funding received, which will result in significant payments becoming due under the Funding Agreement. Based on our current cash flow estimates, and in the absence of any additional external funding, we expect to be unable to meet the minimum cash condition prior to the third calendar quarter of 2025 and may have to provide notice to the Investors at such time.

Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to sozinibercept). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement, including in the event of our insolvency or our inability to pay development and commercialization costs in excess of funding received under the Funding Agreement, may result in a foreclosure on our intellectual property and seizure of all of our assets and could result in us having to pay the Investors multiples of the amounts paid to us. In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it. For additional details regarding the Funding Agreement, see Note 27 Financial Liabilities to the Consolidated Financial Statements in this annual report.

Raising additional capital may cause dilution to holders of our ordinary shares and ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Holders of our ordinary shares and ADSs could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities or debt. In February 2022, we established an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, we may offer and sell up to US$75 million of our ordinary shares in the form of ADSs, with each ADS representing eight ordinary shares, through Jefferies. Issuances of our ordinary shares sold pursuant to the sales agreement will have a dilutive effect on our existing stockholders. Further, these securities may have rights senior to those of our ordinary shares and could contain covenants or protective rights that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we need to secure additional financing, such additional fundraising efforts may divert our management and research efforts from our day-to-day activities, which may negatively affect our ability to develop and commercialize sozinibercept and any future product candidates.

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

Risks Related to Development and Commercialization of Our Product Candidates

Our business substantially depends on the success of sozinibercept, our only product candidate under clinical development, which has not completed a pivotal Phase 3 clinical trial. If we are unable to obtain regulatory approval for and successfully commercialize sozinibercept or any future product candidates, or we experience significant delays in doing so, our business will be harmed.

To date, the primary focus of our product development has been sozinibercept in combination with anti-VEGF-A therapy for the treatment of patients with wet AMD and DME. Currently, sozinibercept is our only product candidate under clinical development. This may make an investment in our company riskier than similar companies that have multiple product candidates in active development and that therefore may be able to better sustain a failure of a lead candidate. Successful continued development and ultimate regulatory approval of sozinibercept combination therapy for the treatment of wet AMD, DME or other indications is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the clinical development of sozinibercept . If we cannot successfully develop, obtain regulatory approval for and commercialize sozinibercept, we may not be able to continue our operations. The future regulatory and commercial success of sozinibercept is subject to a number of risks, including the following:

•
we currently do not and in the future we may not have sufficient financial and other resources to complete the necessary clinical trials for sozinibercept , including, but not limited to, the ongoing Phase 3 pivotal clinical trials and manufacturing needed to obtain drug approval;
•
we may not be able to obtain adequate evidence from clinical trials of efficacy and safety for sozinibercept combination therapy for the treatment of wet AMD, DME or other indications;
•
in our clinical trials for sozinibercept , we may need to adjust our clinical trial procedures and may need additional clinical trial sites, which could delay our clinical trial progress as under the Funding Agreement, the JSC must approve changes in the original protocol;
•
the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA or comparable non-U.S. regulatory authorities for marketing approval;
•
the standards implemented by clinical or regulatory agencies may change at any time and we cannot be certain what regulatory agencies may require in pivotal clinical trials for the approval of sozinibercept ;
•
the results of later stage clinical trials may not be as favorable as the results we have observed to date in our preclinical studies and phase 1 and phase 2 clinical trials;
•
we cannot be certain of the number and type of clinical trials and non-clinical studies that the FDA or comparable non-U.S. regulatory agencies will require in order to approve sozinibercept combination therapy for the treatment of wet AMD, DME or any other indication, including an approved label for use of sozinibercept in combination with multiple anti-VEGF-A therapies for the treatment of wet AMD;
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

Masked data from patients that have completed the week 52 visit in the ongoing Phase 3 clinical trials show greater mean best corrected visual acuity ("BCVA") increases from baseline than results with standard of care anti-VEGF-A monotherapy from our Phase 2b study. Masked data represent pooled data from both sozinibercept combination and standard of care monotherapy treatment arms. However, the Phase 3 clinical trial masked data are incomplete and subject to additional analysis once unmasked, and the majority of patients enrolled in the Phase 3 clinical trials had not completed the week 52 visit at the time of the analysis. There is no assurance that standard of care monotherapy in our Phase 3 clinical trials will yield similar results to our prior clinical trials or previously published clinical trials with anti-VEGF-A monotherapies. As a result, there can be no assurance that top-line results for sozinibercept from the Phase 3 clinical trials, if completed, will be consistent with results from masked data available to date

Many of these risks as described above are beyond our control, including the risks related to clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator. Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a New Drug Application or a Biologics License Application, or BLA, to the FDA and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval to market sozinibercept , any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the products. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we may be unable to successfully develop or commercialize sozinibercept . If we or any of our future development collaborators are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize sozinibercept, we may not be able to generate sufficient revenue to continue our business.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. Our clinical trials may fail to adequately demonstrate the safety and efficacy of sozinibercept or any future product candidates.

Sozinibercept and any future product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and comparable non-U.S. regulatory authorities before obtaining marketing approval from these regulatory authorities. The drug development and approval process is lengthy and expensive, and approval is never certain. Top-line data is expected to be reported after all patients complete the 52-week treatment period for the primary analysis, which we anticipate for COAST and ShORe in early in the second calendar quarter of 2025 and mid-calendar 2025, respectively. Investigational new drugs, such as sozinibercept , may not prove to be safe and effective in clinical trials. We may be unable in the future to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs, CDMOs and other third parties to progress our Phase 3 clinical trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced.

We have in the past experienced, and if we continue to experience delays in clinical testing, our commercial prospects will be harmed, our costs may increase and our business may be harmed.

Conducting clinical trials for any product candidates in the United States requires filing an investigational new drug application, or IND, and reaching agreement with the FDA on clinical protocols, finding appropriate clinical sites and clinical investigators, securing approvals for such trials from the institutional review board at each such site, manufacturing clinical quantities of product candidates and supplying drug product to clinical sites. Currently, we have an active IND with the FDA in the United States for sozinibercept. If any such future IND is not cleared by the FDA, our clinical development timeline may be negatively impacted and any future clinical programs may be delayed or terminated.

We cannot guarantee that we will be able to successfully accomplish required regulatory activities or all of the other activities necessary to initiate and complete clinical trials. As a result, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products. We do not know whether any other clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs, CDMOs and other third parties to progress our Phase 3 clinical trials. Our product development costs will increase if we continue to experience delays in clinical testing. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize sozinibercept and any future product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize sozinibercept or any future product candidates and may harm our business, results of operations and prospects. Events that have in the past and may in the future result in a delay or unsuccessful completion of clinical development include:

•
the unavailability of financial resources to commence and complete planned trials;
•
delays in reaching agreement on acceptable terms with CROs, and clinical trial sites;
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
•
failure of third parties, such as CROs or CDMOs, to satisfy their contractual duties to us or meet expected deadlines;
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

Our or our future collaborators’ inability to timely complete clinical trials could result in additional costs to us as well as impair our ability to, continue development, commercialize sozinibercept or any future product candidates and generate product revenue or receive royalties on product sales. In addition, if we make changes to a product candidate, we may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of our modified product candidate to earlier versions, which could delay our clinical development plan or marketing approval for our current product candidate and any future product candidates.

We have in the past encountered difficulties in enrolling patients in our clinical trials and if we encounter such difficulties in the future, our clinical development activities could be delayed or otherwise negatively affected.

The timely completion of clinical trials largely depends on patient enrollment. Enrollment in our Phase 3 clinical trials has in the past been challenged in part by the COVID-19 pandemic, supply chain issues, global and regional inflation, national and local recessions, challenges in hiring, qualified staff (at sites, our CRO and distribution locations), local regulatory approvals importation and custom requirements and administrative delays. We have encountered delays in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Many factors have affected enrollment for our Phase 3 clinical trials, as described above, and additional factors may continue to affect patient enrollment for any of our future clinical trials, including:

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

Sozinibercept or any future product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of an approved label.

Undesirable side effects caused by sozinibercept combination therapy or any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable non-U.S. regulatory authorities. Additional clinical trials may be required to evaluate the safety profile of sozinibercept combination therapy or any future product candidates. We have no clinical safety data on patient exposure to sozinibercept administered in combination with an anti-VEGF-A therapy for longer than 24 weeks.

Future results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, including, for example, immunogenicity. In such an event, we could suspend or terminate our trials, or the FDA or comparable non-U.S. regulatory authorities could order us to cease clinical trials or deny approval of sozinibercept in combination with anti-VEGF-A therapy or any future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences could materially and negatively affect our business, financial condition, results of operations and prospects. While sozinibercept has been well tolerated in our completed clinical trials, dosed patients have experienced certain adverse events, including potentially treatment-related serious adverse events, or SAEs, of myocardial infarction, endophthalmitis and vitritis in our Phase 2b clinical trial of sozinibercept combination therapy for the treatment of wet AMD, and a potentially treatment-related SAE of stroke for one patient in our Phase 1b/2a clinical trial of sozinibercept combination therapy for the treatment of DME.

It may be difficult to discern whether certain events or symptoms observed during our clinical trials or by patients using our approved products are related to sozinibercept or any future product candidates or approved products, including anti-VEGF-A therapies used in combination with sozinibercept, or some other factor. As a result, we and our development programs may be negatively affected even if such events or symptoms are ultimately determined to be unlikely related to sozinibercept or any future product candidates or approved products. We are developing sozinibercept to complement existing VEGF-A inhibitors, including ranibizumab and aflibercept. There are some potential side effects associated with intravitreal anti-VEGF-A therapies such as intraocular hemorrhage, intraocular pressure elevation, retinal detachment, inflammation, vasculitis, artery occlusion or infection inside the eye and over-inhibition of VEGF, as well as the potential for potential systemic side effects such as heart attack, stroke, wound-healing problems and high blood pressure. Further, sozinibercept in combination with anti-VEGF-A therapies for the treatment of wet AMD is administered as sequential intravitreal injections over several weeks. There are risks inherent in the intravitreal injection procedure of drugs such as existing anti-VEGF-A therapies in combination with sozinibercept which can cause injury to the eye and other complications including conjunctival hemorrhage, punctate keratitis, eye pain, conjunctival hyperemia, which results in a discharge, intraocular inflammation and inflammation of the interior of the eye. For example, in our completed clinical trials, patients dosed with sozinibercept have experienced potentially treatment-related ocular adverse events such as eye pain, vitreous floaters, eye irritation and raised intraocular pressure.

We cannot assure you that additional or more severe adverse side effects than those observed to date related to sozinibercept combination therapy or any future product candidates will not be observed in our clinical trials or in the commercial setting. If observed, such adverse side effects could delay or preclude regulatory approval of sozinibercept combination therapy or any future product candidates, limit commercial use or result in the withdrawal of previously granted marketing approvals. If we or others identify undesirable or unacceptable side effects caused by sozinibercept combination therapy or any future product candidates or products:

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

Even if we complete the necessary Phase 3 pivotal clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any future collaboration partners from obtaining approvals for the commercialization of sozinibercept for the treatment of wet AMD or any other indication as well as for any other product candidate we develop.

Any product candidate we may develop and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, and sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable non-U.S. regulatory authorities. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we are developing or may seek to develop in the future will ever obtain regulatory approval. While we expect to expand our internal regulatory function to support the marketing approval process for sozinibercept, we have no prior experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely in part on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the biologic product candidate’s safety, purity, efficacy and potency. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

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

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates, including for sozinibercept in other indications, may be harmed, and our ability to generate revenues will be materially impaired.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties with product candidates for wet AMD or DME, which could negatively affect our stock price, our ability to attract additional capital and our development program.

Lack of efficacy, adverse events or undesirable side effects may emerge in clinical trials conducted by third parties developing product candidates for wet AMD or DME. In addition, other companies have developed products for wet AMD and DME, including product candidates administered in combination with anti-VEGF-A therapies, and have suffered setbacks and clinical trial failures in the past, including failures of primary endpoints in Phase 3 pivotal clinical trials following positive data from Phase 1 and 2 trials. Lack of efficacy, adverse events or undesirable side effects experienced by subjects in third party clinical trials currently being conducted or previously conducted could negatively affect our stock price, our ability to attract additional capital and our development of sozinibercept or even the viability of sozinibercept as a product candidate. In addition, any such adverse events or undesirable side effects may lead to increased regulatory requirements for, or additional regulatory review of, sozinibercept, which may result in delays in development and commercialization of sozinibercept and harm our business, financial condition and results of operations.

The results of completed clinical trials may not be predictive of future results. Data from our clinical trials to date may not be indicative of results obtained when these trials are completed or in later-stage trials.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Failure can occur at any time during the clinical trial process. The results of completed clinical trials of sozinibercept or any future product candidate may not be predictive of the results of later-stage clinical trials, including our Phase 3 trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD, and the results of trials in certain patients may not be predictive of those obtained in another. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier stage clinical trials. In addition, data obtained from clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval.

The results of our Phase 2b clinical trial of sozinibercept combination therapy may not be predictive of the results of our Phase 3 clinical program due, in part, to the fact that we have no clinical data on sozinibercept in combination with anti-VEGF-A therapy in any clinical trial longer than 24 weeks and that we are conducting our Phase 3 clinical trials at many clinical centers that were not included in our Phase 2b clinical trial. The number of patients exposed to product candidates and the average exposure time in prior clinical trials may be inadequate to detect rare adverse events or findings that may only be detected once a product candidate is administered to more patients and for greater periods of time. Any approved label for sozinibercept combination therapy may also be limited if our Phase 3 clinical trial results do not show long-term clinically significant efficacy results, including for over 12 months or in combination with either of the approved anti-VEGF-A therapies. In addition, if a combination of sozinibercept with an anti-VEGF-A therapy in our Phase 3 clinical program for the treatment of wet AMD does not achieve clinically significant superiority over anti-VEGF-A monotherapy with statistical significance on the primary endpoints of our Phase 3 clinical trials, or the FDA or a comparable non-U.S. regulatory authority requires additional clinical trials beyond our Phase 3 clinical program to support an approved label of sozinibercept used in combination with multiple anti-VEGF-A therapies, our ability to successfully commercialize sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD would be harmed.

For example, masked data from patients that have completed the week 52 visit in the ongoing Phase 3 clinical trials show greater mean BCVA increases from baseline than results with standard of care anti-VEGF-A monotherapy from our Phase 2b study. Masked data represent pooled data from both sozinibercept combination and standard of care monotherapy treatment arms. However, the Phase 3 clinical trial masked data are incomplete and subject to additional analysis once unmasked and the majority of patients enrolled in the trial had not completed the week 52 visit at the time of the analysis. There is no assurance that standard of care monotherapy in our Phase 3 clinical trials will yield similar results to our prior clinical trials or previously published clinical trials with anti-VEGF-A monotherapies. As a result, there can be no assurance that top-line results for sozinibercept from the Phase 3 clinical trials, if completed, will be consistent with results from masked data available to date.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we report may differ from future results of the same trials or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as more patient data become available.

In addition, adverse changes between interim data and final data could significantly harm our business and prospects. Additional disclosure of interim data by us or by our competitors in the future could also result in volatility in the price of the ADSs and our ordinary shares. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, sozinibercept or any future product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We may face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

The biopharmaceutical industry is intensely competitive and subject to rapid innovation and significant technological advancements. We believe the key competitive factors that will affect the development and commercial success of sozinibercept or any future product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price, the level of generic competition and reimbursement. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities and other research institutions. A number of biotechnology and pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of wet AMD and DME or have commercially approved products for the treatment of wet AMD or DME, including Roche, Regeneron and Novartis. The current standard of care for wet AMD is monotherapy administration of anti-VEGF-A therapies, including ranibizumab, aflibercept and faricimab, as well as off-label use of bevacizumab. These drugs are well established therapies and are widely accepted by physicians, patients and third-party payors, which may make it difficult to convince these parties to switch to sozinibercept combination therapy. In addition to competition from other companies directly targeting wet AMD or DME, any products we may develop may also face competition from other types of therapies or patient and physician preferences. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as sozinibercept or any future product candidates progress through development to potential commercialization.

If our competitors market products that are more effective, safer or cheaper than our products, are more durable, have reduced injection burden compared to our products (including sozinibercept), or reach the market sooner than our products, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies, products or product candidates obsolete, less competitive or not economical.

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

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for FDA Fast-Track designation for a particular indication. Sozinibercept in combination with anti-VEGF-A therapy was granted Fast-Track designation for the treatment of wet AMD in July 2021 and we may seek Fast-Track designation for certain of our future product candidates, but there is no assurance that the FDA will grant this status to any of our future product candidates. If granted, Fast-Track designation makes a product eligible for more frequent interactions with the FDA to discuss the development plan and clinical trial design, as well as rolling review of the application, which means that the company can submit completed sections of its marketing application for review prior to completion of the entire submission. Marketing applications of products candidates with Fast-Track designation may qualify for Priority Review under the policies and procedures offered by the FDA, but the Fast-Track designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant Fast-Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast-Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures, and receiving a fast-track designation does not provide any assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast-Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast-Track designation at any time.

Sozinibercept and any future product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. Given the number of drugs in development or currently approved for the treatment of wet AMD and DME, if we are unsuccessful in achieving a differentiated profile with sozinibercept, including in combination with existing therapies, based on efficacy, safety and tolerability, dosing and administration, market acceptance will be limited. For example, current treatments for wet AMD, including ranibizumab, aflibercept and low-cost, off-label use of bevacizumab, are well established in the medical community and perceived as demonstrating meaningful clinical response in many cases. As a result, doctors may continue to rely on these treatments without sozinibercept or may continue to use such existing treatments as first-line therapies. The medical community may also resist adopting a combination therapy over monotherapy for any of our targeted indications. In particular, recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor while reducing the number of injections. While we plan to evaluate the potential for co-formulation of sozinibercept with approved and/or biosimilar forms of VEGF-A inhibitors to provide flexibility of treatment options for physicians and to reduce the frequency and number of injections for patients, there can be no assurance that we will be successful or that any co-formulated product will have a favorable safety profile. If we are unable to reduce the injection burden of sozinibercept combination therapy or demonstrate sufficient efficacy improvements with a comparatively higher frequency and number of injections over standard of care anti-VEGF-A therapies, develop a co-formulation of sozinibercept for patients or otherwise increase the duration of efficacy of sozinibercet doses, or if physicians determine that a more frequent regimen is necessary, the market acceptance of sozinibercept may be limited which would harm our business, financial condition and results of operations.

In addition, the potential market opportunity for sozinibercept is difficult to estimate precisely. If sozinibercept receives marketing approval for the treatment of wet AMD, it will be approved solely for use in combination with one or more anti-VEGF-A therapies, and may be limited to use with only one anti-VEGF-A therapy for the treatment of wet AMD depending on whether the results from each of our Phase 3 clinical trials support an approved label for use of sozinibercept in combination with more than one anti-VEGF-A therapy. The market opportunity for sozinibercept will be dependent upon the continued use of anti-VEGF-A therapies in the treatment of wet AMD and the market share of such anti-VEGF-A therapies for which sozinibercept is approved as a combination therapy. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

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

Efforts to educate the medical community and third-party payors on the benefits of sozinibercept combination therapy may require significant resources and may not be successful. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Our commercial success also depends on coverage and adequate reimbursement of our product candidates by third-party payors, including government payors, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which we may seek to market our products.

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

If sozinibercept is approved by the FDA as a combination therapy for the treatment of wet AMD, the approval will be limited to this specific indication and, unless we seek regulatory approval for additional indications, we will be prohibited from marketing sozinibercept for other indications. We may be subject to fines, penalties or injunctions if we are determined to have promoted or be promoting the use of sozinibercept for unapproved or “off-label” uses, resulting in damage to our reputation and business.

If sozinibercept receives marketing approval for the treatment of wet AMD, it will be approved solely for use in combination with one or more anti-VEGF-A therapies, and may be limited to only one anti-VEGF-A therapy for the treatment of wet AMD depending on the results of our ongoing pivotal Phase 3 clinical trials. Although we are also developing sozinibercept for other retinal diseases, any regulatory approval of sozinibercept for wet AMD would not cover the treatment of any other indication. As a result, we would be prohibited from promoting sozinibercept for the treatment of DME unless we are granted FDA approval for such indication.

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

Sozinibercept is being developed to be used as a combination therapy for use with anti-VEGF-A therapies, which exposes us to additional risks.

We are developing sozinibercept to be used in combination with VEGF-A inhibitors. Even if sozinibercept were to receive marketing approval or be commercialized, we would continue to be subject to the risks that the FDA or similar regulatory authorities could revoke approval of some or all approved anti-VEGF-A therapies for safety, efficacy, manufacturing or supply issues. This could result in sozinibercept being restricted from commercialization or being less commercially successful.

We may also evaluate sozinibercept or other future product candidates in combination with one or more other product candidates that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell sozinibercept or any product candidate we develop in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

If the FDA or similar foreign regulatory authorities do not approve these other product candidates or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with sozinibercept or any product candidate we develop, we may be unable to obtain approval of or market sozinibercept or any product candidate we develop.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Although the development and commercialization of sozinibercept is currently our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of other therapies related to retinal diseases. The success of this strategy depends primarily upon our ability to identify and validate new therapeutic candidates, and to identify, develop and commercialize new drugs and biologics. Our research efforts may initially show promise in discovering potential new drugs and biologics, yet fail to yield product candidates for clinical development for a number of reasons, including:

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

Moreover, we rely on third-party CROs, CDMOs and other third parties to assist us with clinical development activities. We experienced significantly increased costs and delays in connection with the activities conducted by third-party CROs CDMOs and other third parties to prepare for and progress our Phase 3 clinical trials, due in part to the COVID-19 pandemic and its related effects. The outbreak of health epidemics in the future could cause significant disruptions to our clinical development timelines, which would harm our business, financial condition, results of operations and growth prospects.

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

Even if we commercialize sozinibercept or any future product candidate, we may face challenges to achieving profitability such as our products becoming subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

In the United States and in other countries, patients who are prescribed treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations are essential for most patients to be able to afford medical services and pharmaceutical products such as sozinibercept or any our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors are essential for most patients to be able to afford treatments such as sozinibercept .

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

Government authorities and other third-party payors in the United States and abroad have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and for newly approved products, and as a result, they may not cover or provide adequate reimbursement for sozinibercept and future product candidates. Increasingly, certain third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for any product that we or our future collaborators commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our future collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we and our future collaborators may not be able to successfully commercialize any product candidate for which marketing approval is obtained. A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved. Assuming there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for sozinibercept and any future product candidates and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

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

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize sozinibercept or any future product candidates with significant market potential at an adequate profit margin after cost of goods sold and other expenses. Commercialization of sozinibercept or any future product candidates may entail a substantial cost of goods sold and there can be no assurance that we will be able to achieve a suitable gross margin with respect to sales of sozinibercept or any future product candidates.

Changes in U.S. healthcare law and implementing regulations, as well as changes in healthcare policy, and equivalent changes in the laws and policies in other countries may impact our business in ways that we cannot currently predict and may harm our business and results of operations.

There have been, and likely will continue to be, several executive, legislative and regulatory changes and proposed and enacted changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy-makers and payors in the United States there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access, and the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

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

On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in the Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to additional challenges in the future. It is unclear how any such challenges and future healthcare reform measures will impact the Affordable Care Act.

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

Also, there has been heightened governmental scrutiny recently over the manner in which pharmaceutical companies set prices for their marketed products, which have resulted in several U.S. presidential executive orders, Congressional inquiries and proposed and enacted federal legislation, as well as state efforts, designed to, among other things, bring more transparency to product-pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug-pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA directs the HHS Secretary to establish a Drug Price Negotiation Program (the “Program”) to lower prices for certain high-expenditure, single-source prescription drugs and biologics covered under Medicare Part B and Part D that have been approved by the FDA for at least seven (7) years for prescription drugs and at least eleven (11) years for biologics. Under the Program, the HHS Secretary will publish a list of “selected drugs,” and will then negotiate maximum fair prices (“MFP”) with their manufacturers. The Program will be implemented in stages. Beginning in 2026, ten (10) Medicare Part D “selected drugs” will be subject to price negotiations. By 2029, and in subsequent years thereafter, the number will increase to twenty (20) drugs and biologics covered under Medicare Part B and Part D. Agreements between HHS and manufacturers will remain in place until a drug or biologic is no longer considered a “selected drug” for negotiation purposes. Manufacturers who do not comply with the negotiated prices set under the Program will be subject to an excise tax based on a percentage of total sales of a “selected drug” up to 95% and potential civil monetary penalties. Further, effective October 2023, the IRA requires manufacturers that increase prices of certain Medicare Part B and Part D drugs or biologics at a rate greater than inflation to pay rebates to CMS or be subject to civil monetary penalties. HHS has and will continue to issue and update guidance as these programs are implemented. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry.

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

As a company with substantial operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.

As a company with substantial operations in Australia with headquarters in Melbourne, and an international clinical trial program, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers and clinical-trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

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

If we fail to comply with non-U.S. regulatory requirements governing clinical trials and marketing approval for drugs, we could be prevented from selling our product candidates in non-U.S. markets, which may negatively affect our operating results and financial condition.

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

We have received cash incentives in the past under the Research and Development Tax Incentive scheme, or the R&D Scheme, to offset the costs of our clinical trials and other qualifying expenses incurred both in Australia and other jurisdictions. Certain research and development costs that we incur in the future may be ineligible for cash incentives under the R&D Scheme. For example, costs incurred outside Australia in connection with our future clinical trials are generally not eligible for cash incentives under the R&D Scheme. In addition, the federal government of Australia and the Australian Taxation Office, or ATO, could change the rules of the regulatory regime or amend past tax returns and, as a result, amounts paid to us may become repayable to the ATO including the amount of tax incentives in respect to our fiscal year ended June 30, 2024, included as current receivables in our consolidated financial statements. We have received an aggregate of US$36.1 million (A$44.4 million) in cash tax incentives during the five fiscal years ended June 30, 2024, under the R&D Scheme. As of June 30, 2024, our current tax receivable under the R&D Scheme was US$10.4 million. This receivable amount as of June 30, 2024, is based on Australian legislation as enacted as of June 30, 2024. Any proposed changes to the legislation, such as rate changes to eligibility requirements, may have a retrospective impact on our current tax receivable under the R&D Scheme - currently, no such legislative changes have occurred. Any rule changes made to reduce the amount we are able to claim under the R&D Scheme currently or in the future and any retrospective changes made to the R&D Scheme that reduce the incentives that we have claimed in past tax years could harm our business, financial condition and results of operations.

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

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations (or that of the third parties with whom we work) could lead to regulatory investigations or actions; litigation (including class actions); mass arbitration demands; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") personal data and other sensitive information including proprietary and confidential business data. trade secrets. intellectual property, data we collect about trial participants in connection with clinical trials. and other sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations. such as various laws, regulations guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws. personal data privacy laws, consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. In the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union's General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”)(collectively, “GDPR”), Brazil's General Data Protection Law (Lei Geral de Protecão de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China's Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million Euros / 17.5 million pounds sterling, or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada's Anti-Spam Legislation (“CASL”), may apply to our operations. We may be subject to new and emerging data privacy and security regimes, including Australia's Privacy Act China's Personal Information Protection Law, Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act.

In the ordinary course of business. we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners. vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Our employees and personnel may use generative artificial intelligence (“AI”) technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties with whom we work. In addition, these obligations may require us to change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) or mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

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

If we are not able to obtain required regulatory approvals, we will not be able to commercialize sozinibercept or any future product candidate, and our ability to generate product revenue will be impaired.

Sozinibercept and any future product candidate that we may develop, as well as the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for, and thus commercialize any product candidate, could negatively impact our ability to generate any revenue from product sales.

We have not received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that our lead product candidate will never obtain the appropriate regulatory approvals necessary for us to commence product sales. Neither we nor any collaborator is permitted to market our product candidate in the United States or any other jurisdiction until we receive regulatory approval of a BLA from the FDA or similar application from regulatory authorities outside of the United States.

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

Even if sozinibercept combination therapy or any future product candidate receives regulatory approval, it may still face future development and regulatory difficulties.

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
suspend any ongoing clinical trials;
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

Risks Related to Our Reliance on Third Parties

We have relied on, and expect to continue to rely on, third-party manufacturers to produce sozinibercept or any future product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products.

The manufacturing of biologic drugs such as sozinibercept is complex and the process of identifying the qualifying suppliers takes a significant investment of time and money. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on third-party manufacturers to supply us with sozinibercept or any future product candidates.

We currently have a sole-source relationship with Patheon N.V.("Patheon"), a division of Thermo Fisher Scientific Inc., pursuant to which it supplies us with sozinibercept drug substance. If there should be any disruption in our supply arrangement with Patheon, including any adverse events affecting Patheon or Thermo Fisher Scientific, it could have a negative effect on the clinical development of sozinibercept and other operations while we work to identify and qualify an alternate supply source. In addition, we do not have a long-term supply arrangement to purchase anti-VEGF-A therapy for use in combination with sozinibercept in our clinical trials and acquire such drug product on a purchase-order basis. Any complications with our existing suppliers of anti-VEGF-A therapies could considerably delay our clinical trials for sozinibercept, including our Phase 3 pivotal clinical program of sozinibercept for the treatment of wet AMD, or the regulatory approvals of sozinibercept .

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

The FDA and other comparable non-U.S. regulatory authorities require manufacturers to register manufacturing facilities. The FDA and other comparable non-U.S. regulatory authorities also inspect these facilities to confirm compliance with cGMP. Contract manufacturers may face manufacturing or quality control problems causing drug-substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. We may have little to no control regarding the occurrence of third-party manufacturer incidents. Failure by our third-party manufacturers and suppliers to pass such inspections and otherwise satisfactorily complete the FDA approval regimen with respect to our product candidate may result in regulatory actions such as the issuance of FDA Form 483 notices of observations, warning letters or injunctions or the loss of operating licenses. In addition, our third-party manufacturers and suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of waste products, and failure to comply with such laws and regulations could result in significant costs associated with civil or criminal fines and penalties for such third parties. Any failure to comply with cGMP requirements or other FDA or comparable non-U.S. regulatory requirements could negatively impact our clinical research activities and our ability to develop sozinibercept or any future product candidates and market our products following approval.

If sozinibercept or any future product candidates are approved by the FDA or other comparable non-U.S. regulatory authorities for commercial sale, we may need to manufacture such product candidate in larger quantities. We intend to use third-party manufacturers for commercial quantities of sozinibercept to the extent we advance this product candidate and other product candidates. Our manufacturers may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or efficient manner, or at all. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate.

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

The manufacture of biologic products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up and validating initial production and ensuring the avoidance of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. We cannot assure you that any stability or other issues relating to the manufacture of sozinibercept will not occur in the future.

The process of manufacturing sozinibercept is complex, highly regulated and subject to several risks, including:

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

To date, sozinibercept drug substance has been manufactured by a single third-party manufacturer, Patheon, solely for preclinical studies and Phase 1, 2 and 3 trials. Any such failure will require us to seek alternative manufacturing sources, which may result in considerable additional expense and delays in our clinical trials. We have limited process-development capabilities and have access only to external manufacturing capabilities. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in clinical trials or commercialization. Any delay or interruption in the supply of clinical trial materials, including as a result of breach by us or Patheon of our agreement with Patheon, or our inability to agree to the terms of supply or related services in any statement of work, could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through nonclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause sozinibercept or any future product candidate to perform differently and affect the results of clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of sozinibercept or any future product candidate or jeopardize our ability to commence sales and generate revenue.

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

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements, standard operating procedures or clinical trial protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for sozinibercept or any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development, marketing approval and/or commercialization of sozinibercept or any future product candidates, producing additional losses and depriving us of potential revenue.

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

We may not be able to attract or retain qualified personnel and consultants due to the intense competition for such individuals in the biotechnology and pharmaceutical industries. In particular, we have hired and may in the future hire employees, including senior employees, in the United States as we continue clinical development of sozinibercept and prepare for potential commercialization. The hiring environment in the United States for such candidates is extremely competitive. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.

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

As we advance our clinical development programs for product candidates, seek regulatory approval in the United States and elsewhere and increase the number of ongoing product development programs, we anticipate that we will need to increase our product development, scientific and administrative headcount. In particular, as we progress our Phase 3 clinical trials for sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD, we will require additional key staff for clinical development operations as well as additional key financial and administrative personnel. We will also need to establish commercial capabilities in order to commercialize any product candidates that may be approved. Such an evolution may impact our strategic focus and our deployment and allocation of resources.

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

If sozinibercept or any future product candidate is approved, we intend either to establish a sales and organization with technical expertise and supporting distribution capabilities to commercialize sozinibercept or any future product candidate or to outsource such functions to one or more third parties. Either of these options would be expensive and time-consuming. Some or all of these costs may be incurred in advance of any approval of sozinibercept or any future product candidate. In addition, we may not be able to hire a sales force that is sufficient in size or has adequate expertise in the medical markets that we intend to target.

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

Any changes we make to sozinibercept or any future product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. The patent landscape surrounding the technology underlying our product candidates is potentially crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to sozinibercept or any future product candidates.

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

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with sozinibercept or any future product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect sozinibercept and any future product candidates.

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

We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize sozinibercept or any future product candidates.

The patent landscape around our programs is complex, and there may be one or more third-party patents and patent applications containing subject matter that might be relevant to sozinibercept. Depending on what claims may ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate formulation and method of use of sozinibercept or any future product candidates, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates, which would harm our business, financial condition and results of operations. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under the relevant license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to the technologies licensed under those agreements.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell sozinibercept or any future product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

We could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent of a third party. A finding of infringement could prevent us from commercializing sozinibercept or any future product candidates or force us to cease some of our business operations, which could materially harm our business.

We may not be aware of all third-party intellectual property rights potentially relating to sozinibercept or any future product candidates and technologies. We are not aware of any facts that would lead us to conclude that the valid and enforceable claims of any third-party patents would reasonably be interpreted to cover our product candidates. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any such third-party patents (including those that may issue from such applications) were successfully asserted against us or other commercialization partners and we were unable to successfully challenge the validity or enforceability of any such asserted patents, then we and other commercialization partners may be prevented from commercializing our product candidates, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing would harm our business, financial condition and operating results.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to sozinibercept and any future product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we exclusively license or may own in the future;
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

We had a total of 1,091,466,771 ordinary shares outstanding as of June 30, 2024.

In August 2023, Opthea announced a non-underwritten institutional placement (“2023 Placement”) and fully underwritten accelerated non-renounceable entitlement offering (“2023 ANREO”) of A$90.0 million (approximately US$58.2 million), which was completed in September 2023. Existing shareholders were entitled to purchase new shares at a ratio of 1 for 3.07 pro-rata. The 2023 Placement and the fully underwritten institutional component of the 2023 ANREO, which closed in August 2023, together raised approximately A$73.7 million (approximately US$47.7 million), and the fully underwritten retail component of the 2023 ANREO, which closed in September 2023, raised approximately A$16.3 million (approximately US$10.5 million).

Participants in the 2023 Placement and 2023 ANREO receive one option, each exercisable at A$0.80 per option and expiring on August 31, 2025 (“2023 New Investor Options”), for every two new shares issued under the 2023 Placement and 2023 ANREO. A total of approximately 98 million 2023 New Investor Options were issued in connection with the 2023 Placement and 2023 ANREO, of which approximately 97.8 remain outstanding.

In June 2024, Opthea announced a non-underwritten institutional placement (“2024 Placement”) and partially underwritten accelerated non-renounceable entitlement offering (“2024 ANREO” and together with the 2024 Placement, the "2024 Equity Offering") of A$227.3 million (approximately US$151.9 million), which completed in July 2024. The 2024 Placement and the partially underwritten institutional component of the 2024 ANREO, which closed in June 2024, together raised approximately A$171.5 million (approximately US$114.3 million) and the fully underwritten retail component of the 2024 ANREO (the "2024 Equity Retail Offering"), which closed in July 2024, raised approximately A$55.9 million (approximately US$37.6 million). Total shares outstanding as of the date of this report is 1,231,094,617 .

Participants in the 2024 Placement and 2024 ANREO received one option, each exercisable for an ordinary share at A$1.00 per option and expiring on June 30, 2026 (2024 New Options), for every three new shares issued under the 2024 Equity Offering. A total of approximately 189.4 million 2024 New Investor Options were issued in connection with the 2024 Equity Offering.

As of the date of this annual report, the exercise of all outstanding investor options/rights exercisable for ordinary shares would enable the subscription of new ordinary shares representing approximately 18.9% of the diluted share capital. The ordinary shares subject to subscription under outstanding options exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future.

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

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related, share-based compensation expense, and income tax. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

We believe we were a PFIC for our taxable year ended June 30, 2024, and based on the nature and composition of our income, assets, activities and market capitalization, we may be a PFIC in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

If a U.S. holder is treated as owning (directly, indirectly or constructively,) at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated, for U.S. federal income tax purposes, as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes a U.S. subsidiary (Opthea US Inc.), certain of our current and future non-U.S. subsidiaries will be treated as controlled corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro-rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and payment obligations described above. Failure to comply with such obligations may subject a United States shareholder to significant monetary penalties and stall the beginning of the statute of limitations period for relevant U.S. federal income tax returns. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

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

If our information technology systems or data, or those of the third-parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations' reputational harm' loss of revenue or profits; loss of customers or sales; and other adverse consequences.

In the ordinary course of our business, we and the third parties with whom we work, process confidential sensitive, and/or proprietary information, including intellectual property, business information, personal data, and health information (collectively, sensitive information).

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

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, attacks enhanced or facilitated by AI, adware, telecommunications failures, earthquakes, fires, floods and other similar threats. In particular, severe ransomware attacks are becoming increasingly prevalent, particularly for companies like ours in the biopharmaceutical space, and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems.

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

We rely on third parties and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitations, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, and other functions. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if these third parties fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award

In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or that of the third-party with whom we work have not been compromised.

Any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information of our information technology systems, or those of the third parties with whom we work. A security incident or other interruptions could disrupt our ability (and that of third parties with whom we work) to develop and provide our products. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials for our product candidates could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

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

We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely basis.[1]Further, we may experience delays in developing and deploying remedial measures designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions are costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant consequences may cause customers to stop using our products, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

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

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees’, personnel’s, or vendors’ use of generative AI technologies.

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

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. During the year ended June 30, 2024 and 2023, we identified a material weakness in our internal controls over financial reporting because we did not design and maintain effective controls in relation to accounting for non-routine transactions and its related note disclosures which resulted in our failure to prevent and detect material errors which were corrected in our consolidated financial statements as of and for the year ended June 30, 2024 related to the (1) remeasurement of the financial liabilities in connection with our Funding Agreement and (2) the accounting application and related disclosures of investor options issued during the year. Although we are taking certain measures to remediate this material weakness, this material weakness will not be considered remediated until management completes the design and implementation of the remediation measures and the controls operate for a sufficient period of time and management concludes, through testing, that these controls are effective. If in the future, we fail to maintain effective internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404(a).

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

If in the future we conclude that we have ineffective internal controls over financial reporting or when applicable, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

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

For a description of our principal capital expenditures and divestitures for the three years ended June 30, 2024, and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects”.

4B. Business Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-product candidate, sozinibercept, a biologic designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients experience suboptimal vision outcomes with these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, sozinibercept differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family of growth factors and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for sozinibercept combination therapy is wet AMD, a chronic, progressive eye disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg sozinibercept, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis®), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials, COAST (Combination OPT-302 with Aflibercept Study) and ShORe (Study of OPT-302 in combination with Ranibizumab), in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy. We completed patient recruitment in COAST in February 2024 and in ShORe in May 2024. The 52-week top-line data readout of COAST is anticipated early in the second calendar quarter of 2025, and the topline data readout for ShORe is anticipated in mid-calendar year 2025. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of sozinibercept in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea®), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize sozinibercept for the treatment of wet AMD and DME and believe that the novel treatment mechanism of sozinibercept has the potential to provide therapeutic benefit for other progressive eye diseases.

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

Wet AMD affects approximately one million people in the United States and 2.5 million people in Europe. The standard of care for wet AMD and other ocular neovascular diseases is the administration of monotherapies that primarily inhibit VEGF-A. These therapeutic agents, which include ranibizumab, aflibercept, and faricimab, prevent VEGF-A molecules from binding to, and activating, VEGF receptors and thereby inhibit the formation and permeability of blood vessels. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. In 2023, branded anti-VEGF-A monotherapies had combined annual worldwide sales in excess of US$14 billion. In addition, it is estimated that ~35% of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. Despite receiving anti-VEGF-A monotherapy, many wet AMD patients also experience suboptimal vision outcomes and as a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab, aflibercept and faricimab.

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

Sozinibercept is designed to improve patient outcomes with superior vision gains for patients with wet AMD and other retinal diseases, such as DME, by targeting alternate members of the VEGF family, namely VEGF-C and VEGF-D, which are not targeted by current standard of care therapies. VEGF-C and VEGF-D function in parallel with VEGF-A to drive neovascularization and vascular leakage, which are key hallmarks of both wet AMD and DME. In addition, treatment with VEGF-A inhibitors leads to upregulation of VEGF-C and VEGF-D to compensate for VEGF-A inhibition, which may represent an important mechanism of clinical resistance to anti-VEGF-A monotherapy. We are developing sozinibercept to be used in combination with standard of care anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone

In our completed Phase 2b wet AMD clinical trial, 2.0 mg sozinibercept in combination with ranibizumab demonstrated a statistically significant superior mean gain in visual acuity at week 24 compared to patients treated with ranibizumab with a sham injection, which we refer to as ranibizumab monotherapy. The trial was an international, multi-center, double-masked trial in 366 treatment-naive patients with wet AMD. Patients were randomized into three groups and received intravitreal injections every four weeks of either 0.5 mg or 2.0 mg sozinibercept in combination with 0.5 mg ranibizumab or 0.5 mg ranibizumab monotherapy. Treatments were administered by intravitreal injections once every four weeks for 24 weeks (six treatments in total). The primary endpoint was the mean change at week 24 in best corrected visual acuity, or BCVA, from baseline on the Early Treatment of Diabetic Retinopathy Study, or ETDRS, standardized eye chart, which we refer to as visual acuity. Patients treated with 2.0 mg sozinibercept combination therapy demonstrated a statistically significant improvement in visual acuity compared to patients treated with ranibizumab monotherapy. In the patients that received 2.0 mg sozinibercept combination therapy, visual acuity improved at week 24 from baseline by a mean of +14.2 letters compared to +10.8 letters for those treated with ranibizumab monotherapy, a statistically significant benefit of +3.4 letters(p=0.0107). Patients that received 2.0 mg sozinibercept combination therapy also demonstrated improvements in retinal anatomy which were consistent with the visual acuity gains observed in the trial, including reductions in retinal fluid and lesion size by week 24. In a pre-specified subgroup analysis of patients without retinal angiomatous proliferation (RAP) who had occult or minimally classic lesions, which are considered more difficult to treat with anti-VEGF-A therapy and are present in the majority of wet AMD patients, the mean visual acuity gain from baseline to week 24 was +16.1 letters with sozinibercept combination therapy (n=88) compared to +10.3 letters for those treated with ranibizumab monotherapy (n=87), a benefit of +5.7 letters (p=0.0002). Our clinical experience to date, which includes administration of sozinibercept to patients enrolled in our Phase 3 clinical trials, as well as administration of over 1,800 doses of sozinibercept to 399 patients with retinal disease in our Phase 1 and Phase 2 clinical trials, indicates that sozinibercept intravitreal injections are well tolerated, with the incidence of treatment-emergent adverse events, or TEAEs, comparable to anti-VEGF-A monotherapy in our clinical trials

In August 2020, we successfully completed End-of-Phase 2 meetings with the U.S. Food and Drug Administration (FDA), and a Scientific Advice meeting with the European Medicines Agency (EMA). The regulatory engagement provided us with guidance on our Phase 3 clinical program for sozinibercept in wet AMD and associated manufacturing processes that we believe will support the submission of a Biologics License Application in the U.S. and Marketing Authorization Application in Europe. Further regulatory milestones were achieved during the year, firstly with our successful application to the FDA for an initial Pediatric Study Plan (iPSP) waiver, which was received in March 2021. The receipt of the waiver means that we will not have to conduct an additional study of sozinibercept in the pediatric population for use of sozinibercept in this U.S. population. Furthermore, in July 2021, the FDA granted Fast-Track designation for sozinibercept in combination with anti-VEGF-A therapy for the treatment of patients with wet AMD. We believe the FDA’s Fast-Track designation acknowledges the significant unmet medical need in the management of wet AMD, and the potential role that sozinibercept may have in addressing it. The FDA’s Fast-Track Designation for sozinibercept offers benefits to expedite the Phase 3 clinical program and subsequent potential approval process, including more frequent communication and meetings with the FDA, and a Rolling Review of completed sections of its BLA.In December 2023, we received further feedback from the FDA in a Type C meeting on our manufacturing, chemistry and controls program required to support the BLA filing

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD. These double-masked, sham-controlled Phase 3 clinical trials enrolled treatment-naive patients and assessed the efficacy and safety of 2.0 mg of sozinibercept in combination with ranibizumab (Lucentis®) (referred to as ShORe) or aflibercept (Eylea®) (referred to as COAST), compared to ranibizumab or aflibercept monotherapy in each respective trial. In addition, each trial is comparing the clinical efficacy of sozinibercept administered in combination with the applicable VEGF-A inhibitor on an every four-week and every eight-week dosing regimen to understand the durability of sozinibercept treatment effect with less frequent dosing. For consistency, the ShORe and COAST Phase 3 trials built upon and maintain key features of our Phase 2b clinical trial of sozinibercept combination therapy for the treatment of wet AMD, while evaluating the administration of sozinibercept combination therapy over a longer treatment period and in a greater number of patients. The primary endpoint of both trials will be the mean change in visual acuity from baseline to week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. In total, we enrolled 1,984 patients across the COAST (n=998) and ShORe (n=986) trials, with patients recruited from more than 20 countries worldwide. Based on the completion of enrollment in COAST in February 2024 and ShORe in May 2024, the 52-week top-line data readout of COAST is anticipated early in the second calendar quarter of 2025, and the topline data readout for ShORe is anticipated in mid-calendar year 2025. Pending the results of the primary efficacy phase at week 52 of the Phase 3 clinical trials, we intend to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively

In addition to our pivotal Phase 3 clinical trials, we plan to develop a co-formulation of sozinibercept with an approved and/or biosimilar anti-VEGF-A therapy designed to achieve VEGF-A, VEGF-C and VEGF-D inhibition following the administration of a single intravitreal injection of the co-formulated product. Sozinibercept is currently administered as a combination therapy, consisting of a sequential injection of sozinibercept following intravitreal administration of a VEGF-A inhibitor. We believe that a co-formulated sozinibercept and VEGF-A inhibitor product could provide an additional treatment option for physicians to reduce the frequency and number of injections for patients. We intend to file an investigative new drug application, or IND, for the co-formulated product prior to initiation of clinical trials.

While we intend to focus our development efforts on seeking commercialization of sozinibercept for the treatment of wet AMD, we are also investigating the therapeutic potential of sozinibercept for DME. DME is a progressive eye disease and a complication of diabetic retinopathy, or DR, a condition caused by chronically elevated glucose levels in diabetics that damages the retina. DME can cause blurred vision, severe vision loss and blindness. Wet AMD and DME share a similar underlying pathophysiology, including retinal neovascularization and increased vascular permeability, and as a result, VEGF-A inhibitors are also considered the standard of care treatment for DME. Based on its mechanism of action and clinical results to date, we believe that sozinibercept also has the potential to deliver therapeutic benefit in DME patients. In our Phase 1b/2a clinical trial of sozinibercept in combination with aflibercept in patients with treatment-refractory DME, we observed evidence of improved clinical outcomes following sozinibercept combination therapy in this indication.

We also believe that our novel treatment mechanism has the potential to provide therapeutic benefit for other progressive retinal diseases beyond wet AMD and DME. We may further investigate the efficacy of sozinibercept to improve clinical outcomes in patients with polypoidal choroidal vasculopathy, or PCV, a form of wet AMD that is highly prevalent in Asian populations and less responsive to anti-VEGF-A therapy than other wet AMD subtypes. Beyond wet AMD and DME, we may explore applications of sozinibercept in other retinal diseases in which a VEGF-C or VEGF-D inhibitor could have therapeutic potential, such as retinal vein occlusion, or RVO.

Our Company

We are a public company listed on the Australian Securities Exchange and Nasdaq. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in neovascular disease. In October 2023, Frederic Guerard, PharmD, and Peter Lang, joined as our Chief Executive Officer and Chief Financial Officer, respectively.

Dr. Guerard brings over 25 years of pharmaceutical leadership experience in strategic and commercial roles. Dr.Guerard served as the Chief Executive Officer of Graybug Vision, Inc., a clinical-stage pharmaceutical company developing potentially transformative therapies for ocular diseases. Prior to Graybug, Dr.Guerard acted as the Worldwide Business Franchise Head of Ophthalmology at Novartis. In this role, he successfully led the integration of Novartis retina and Alcon Pharmaceuticals and accelerated the rejuvenation of the product pipeline through strategic acquisitions and licensing transactions in dry eye, presbyopia, and inherited retinal diseases. Prior to this role, he served as Global Franchise Head of Pharmaceuticals at Alcon. He has also held multiple leadership positions at Novartis, including Head of United Kingdom and Ireland.

Mr. Lang has over 25 years of experience delivering strategic, operational, and financial solutions, with expertise in the healthcare and biopharmaceutical sectors. Prior to joining Opthea, Mr. Lang served as the Chief Financial Officer of Aerie Pharmaceuticals, Inc., a fully integrated pharmaceutical company focused on the discovery, development, and commercialization of first-in-class ophthalmic therapies for the treatment of patients with eye diseases. Before Aerie, Peter was Managing Director and Partner at Ridge Advisory, LLC, a boutique advisory and banking firm, and also served in various leadership roles in the healthcare investment banking divisions of well-respected firms, including HSBC, Bank of America Merrill Lynch, UBS Investment Bank, and Leerink Partners.

Megan Baldwin, Ph.D., our Founder, Chief Innovation Officer and Executive Board Director, has over 25 years of research and development and biopharmaceutical industry experience on neovascularization and therapeutic strategies in ophthalmic indications and cancer. Prior to her current role at Opthea, Dr. Baldwin was CEO of Opthea Limited for 10 years, having founded the ophthalmology and sozinibercept program at the company and progressing sozinibercept from preclinical studies through to Phase 3 pivotal trials. Prior to joining our company, she was a postdoctoral research fellow and an associate market planning manager at Genentech, where she conducted angiogenesis research before joining the anti-angiogenic therapy commercial group.

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

Our Strategy

Our goal is to become a leader in developing and commercializing therapeutics for the treatment of retinal diseases. The key elements of our strategy are to:

•
Advance sozinibercept through two concurrent Phase 3 trials for the treatment of wet AMD. Based on the statstically superior results of our Phase 2b trial in wet AMD, we initiated two concurrent pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapy. Pending the results of the primary efficacy phase at week 52 of the Phase 3 clinical trials, we intend to file for marketing approval for sozinibercept for the treatment of wet AMD in the United States, the European Union and other territories.

•
Optimize sozinibercept administration and develop a co-formulation to reduce injection burden for patients and provide treatment flexibility. Currently, sozinibercept is administered as an injection following intravitreal administration of a VEGF-A inhibitor. In our Phase 3 clinical trials, we are investigating the efficacy and durability of sozinibercept administered every 4-weeks and administered less frequently on an every 8-week dosing schedule. Based on sozinibercept’s pharmacokinetic profile, structural similarity to aflibercept and potential for improved and prolonged clinical efficacy over time, additional studies to investigate extended dosing regimens and durability of clinical benefit beyond every 8-week dosing may be also conducted. In addition, we plan to develop a co-formulation of sozinibercept with an approved and/or biosimilar anti-VEGF-A therapy to provide a treatment option for physicians to reduce the frequency and number of injections for patients.
•
Expand clinical development of sozinibercept in DME and other retinal diseases. Due to similarities in the underlying pathophysiology, we anticipate that sozinibercept in combination with VEGF-A inhibitors may provide therapeutic benefit to patients with other neovascular ophthalmic diseases, such as DME. We reported positive data from a Phase 1b/2a trial of sozinibercept in combination with aflibercept for the treatment of DME, and we plan to continue further development in this indication. We also continue to explore the potential benefit of sozinibercept in PCV and other ocular diseases, such as RVO and DR, in which there is a strong scientific and clinical rationale.
•
Maximize the commercial potential of sozinibercept. We retain worldwide rights for the development and commercialization of sozinibercept. If sozinibercept receives marketing approval in the United States and the European Union for wet AMD or any other retinal indications we are pursuing, we intend to establish our own commercial organization in these key territories. We may also enter into collaborations where we believe there is an opportunity to accelerate the development and commercialization of sozinibercept in select territories.

Our Pipeline

The following table summarizes the stage of clinical development and status of our product candidate, sozinibercept :

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

VEGF-A

VEGF-A is the most well-characterized member of the VEGF family of growth factors and was the first to be targeted for therapeutic intervention. VEGF-A is a potent growth factor and its relevance in ophthalmic neovascularization has been well-established. Overexpression of VEGF-A in animal models has shown VEGF-A to be a causal factor in the development of neovascularization and vascular permeability, which are key hallmarks in the progression of wet AMD. In wet AMD patients, VEGF-A levels are shown to be elevated in the aqueous humor fluid of the eye. VEGF-A binds to VEGFR-1, which acts to regulate VEGF-A activity, and VEGFR-2, which is a key driver of neovascularization and vascular permeability. Several inhibitors of VEGF-A have been approved to treat a number of neovascular ocular diseases. The leading ocular VEGF-A inhibitors by revenue, ranibizumab, aflibercept and faricimab, had combined annual worldwide sales in excess of US$14 billion in 2023.

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

VEGF-C Levels are Increased in Aqueous Fluid of the Eye in Wet AMD Patients Treated with Monthly Intravitreal Bevacizumab

Study conducted by Cabral et al. (2018)

Upregulation of VEGF-C and VEGF-D can continue to drive signaling through VEGFR-2, even in the presence of a VEGF-A inhibitor, as well as signal through VEGFR-3, both of which may contribute to ongoing angiogenesis and vascular permeability associated with persistent wet AMD. VEGF-C and VEGF-D mediated activation of VEGFR-2 and VEGFR-3, as well as their compensatory elevation following VEGF-A inhibition, may contribute to sub-optimal clinical response to anti-VEGF-A monotherapy. We believe sozinibercept in combination with a VEGF-A inhibitor can address a key mechanism of clinical sub-responsiveness to standard of care treatments for serious retinal eye diseases by broad blockade of the VEGF family of growth factors which is not achieved by anti-VEGF-A monotherapies.

Sozinibercept

We are developing our Phase 3 product candidate, sozinibercept, a biologic designed to inhibit VEGF-C and VEGF-D, to complement existing VEGF-A inhibitors for the treatment of ophthalmic diseases, including wet AMD and DME. Anti-VEGF-A therapies represent the standard of care for wet AMD and other retinal diseases. However, there remains a significant unmet need as many patients have suboptimal vision outcomes with these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development for ophthalmology, sozinibercept differs from standard of care VEGF-A inhibitors, and in combination with a VEGF-A inhibitor, is designed to address patients’ suboptimal clinical responses to anti-VEGF-A monotherapies by achieving broader inhibition of the VEGF family to improve visual acuity over standard of care anti-VEGF-A monotherapies.

In 2019, we completed a 366-patient Phase 2b clinical trial of sozinibercept in combination with ranibizumab for the treatment of wet AMD, which met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials, COAST and ShORe, in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapy compared to a standard of care monotherapy. We initiated these two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapy compared to anti-VEGF-A monotherapy. We completed patient recruitment in COAST in February 2024 and in ShORe in May 2024. The 52-week top-line data readout of COAST is anticipated early in the second calendar quarter of 2025, and the topline data readout for ShORe is anticipated in mid-calendar year 2025. In addition, in our Phase 1b/2a clinical trial of sozinibercept in combination with aflibercept for the treatment of persistent DME, we observed evidence of clinical activity and improvements in visual acuity outcomes compared to aflibercept monotherapy. sozinibercept was observed to be well tolerated across Phase 1 and Phase 2 clinical trials in two disease indications following intravitreal administration of over 1,800 doses of sozinibercept to 399 patients either as monotherapy or in combination with standard of care VEGF-A inhibitors

Sozinibercept Mechanism of Action

We have designed sozinibercept to function as a ligand trap, capable of binding and sequestering VEGF-C and VEGF-D, thereby preventing these growth factors from activating VEGFR-2 and VEGFR-3. sozinibercept is comprised of the first three extracellular domains of human VEGFR-3, fused to the Fc domain, or the constant fragment of human immunoglobulin G1, or IgG1, as illustrated in the figure below. VEGF-C and VEGF-D function independent of, but in parallel with, VEGF-A to drive neovascularization and vascular leakage, key hallmarks of both wet AMD and DME. In addition, treatment with VEGF-A inhibitors leads to upregulation of VEGF-C and VEGF-D to compensate for VEGF-A inhibition, which may represent an important mechanism of clinical resistance to VEGF-A monotherapy.

Structure of sozinibercept

Ligand trap therapeutics that include the receptor-binding domains for other ligands have been approved for a number of indications. One such agent is aflibercept, marketed as Eylea, a ligand trap consisting of extracellular domains of VEGFR-1 and VEGFR-2, which primarily mediates its activity by binding and inhibiting VEGF-A. Aflibercept has marketing approval for the treatment of wet AMD, DME, macular edema secondary to RVO and DR. In rabbits, sozinibercept has been shown to have a comparable ocular biodistribution and intravitreal pharmacokinetic profile as aflibercept, with low systemic exposure.

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

Classifications of Wet AMD Based on Neovascular Lesion Pattern

There is a further sub-type of wet AMD lesion referred to as retinal angiomatous proliferation, or RAP. RAP lesions are a type of CNV in which neovascularization in the retina protrudes into the sub-retinal space and connects to the choroidal circulation. Between 10% and 21% of wet AMD patients have RAP lesions. Although there are no therapies specifically approved to treat RAP lesions, patients are typically treated with VEGF-A inhibitors.

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

Current Treatments for Wet AMD and Their Limitations

There are five VEGF-A inhibitors approved by the U.S. Food and Drug Administration, or FDA, for the treatment of wet AMD, all of which are administered by regular intravitreal injections as monotherapy. These VEGF-A inhibitors include: the VEGF-A specific antibody ranibizumab (Lucentis®), the antibody fragment brolucizumab (Beovu®), the bispecific antibody faricimab (Vabysmo®) and the VEGFR-based ligand trap aflibercept (Eylea®). The VEGF-A antibody, bevacizumab (Avastin®), an FDA approved therapy for colorectal and other cancers, is also used off-label by many physicians to treat wet AMD, comprising approximately 35% of anti-VEGF-A injections administered globally. Recent clinical development has focused on maintaining vision gains with a VEGF-A inhibitor whilst reducing the number of injections.

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

Market Opportunity for the Treatment of Wet AMD

Wet AMD affects approximately one million people in the United States and 2.5 million in Europe. As the risk of developing wet AMD increases with age, it is predicted that the overall aging of the population will result in a significant increase in the number of wet AMD cases, both in the United States and worldwide. Branded anti-VEGF-A monotherapies had combined annual worldwide sales in excess of US$14 billion in 2023. In addition, it is estimated that ~35% of wet AMD patients are treated with off-label bevacizumab as a lower cost alternative anti-VEGF-A therapy. Despite receiving anti-VEGF-A monotherapy, many wet AMD patients experience suboptimal vision outcomes and as a result, we believe there is a significant and expanding market opportunity for novel therapies that can improve vision in patients with wet AMD, which has the potential to lead to sales greater than the combined annual sales of ranibizumab and aflibercept.

We believe that sozinibercept, used in combination with standard of care VEGF-A inhibitors, can address the significant unmet need for wet AMD patients by providing improved vision outcomes over that which can be achieved by inhibiting VEGF-A alone.

Phase 1/2a Clinical Trial Results in Wet AMD

In 2017, we completed a Phase 1/2a clinical trial of sozinibercept for the treatment of wet AMD patients under an investigational new drug, or IND, application accepted by the FDA in 2015. The trial was divided into two parts. Part 1 was a Phase 1 first-in-human 20-patient dose-escalation study in which sozinibercept was administered at three escalating doses (0.3 mg, 1.0 mg or 2.0 mg), either in combination with 0.5 mg ranibizumab or alone as a 2.0 mg monotherapy, once every four weeks for a total of three doses, with a follow-up visit at week 12. Part 2 was a Phase 2a 31-patient dose-expansion trial in which 2.0 mg sozinibercept was administered in combination with ranibizumab or as a monotherapy once every four weeks for a total of three doses, with a follow-up visit at week 12. Of the 51 patients dosed, 49% were treatment naive and 51% were previously treated with anti-VEGF-A therapy. The previously-treated patients received an average of 17 prior treatments, equating to prior treatment over an average of 1.3 years, of an intravitreal VEGF-A inhibitor prior to enrolling in the trial. The Phase 1/2a trial was conducted at 14 trial sites in the United States.

Sozinibercept was well tolerated up to the highest dose tested both in combination with ranibizumab and as a monotherapy. No dose-limiting toxicities, or DLTs, were observed and the maximum tolerated dose, or MTD, was not reached. There were no treatment-related serious adverse events, or SAEs. The most common TEAEs were conjunctival hemorrhage, eye pain and corneal inflammation mainly related to the intravitreal injection procedure. TEAEs did not lead to permanent discontinuation of the study for any patient. The pharmacokinetic profile of sozinibercept was similar in the absence or presence of ranibizumab, and there was no evidence of sozinibercept immunogenicity in this clinical trial.

Although the focus of this trial was safety, we also observed preliminary signals of clinical benefit. Improvements in visual acuity were observed in treatment-naive patients as well as patients previously treated with anti-VEGF-A therapy, as measured by the number of letters that could be read on a standard eye chart following sozinibercept monotherapy and sozinibercept combination therapy. As illustrated in the figure below, after 12 weeks, in patients across all dose groups, the mean change in visual acuity from baseline increased by +10.8 letters in treatment-naive patients and +4.9 letters in previously treated patients who received sozinibercept combination therapy.

Mean Change in Visual Acuity from Baseline to Week 12 in Treatment-Naive and Previously-Treated Wet AMD Patients Administered sozinibercept in Combination with Ranibizumab

In addition, improvements in visual acuity following treatment with sozinibercept combination therapy were consistent with anatomical outcomes, such as reductions in intraretinal and subretinal fluid. Retinal thickness, which is assessed by spectral domain optical coherence tomography, or SD-OCT, using a standard criterion called central subfield thickness, or CST, was also reduced following sozinibercept combination therapy.

Phase 2b Clinical Trial Results in Wet AMD

Based on the positive results of the Phase 1/2a trial, we completed an international, multi-center, double-masked Phase 2b clinical trial of sozinibercept in combination with ranibizumab in a total of 366 treatment-naive patients in 2019. As illustrated in the figure below, patients were randomized into three groups to receive either 0.5 mg or 2.0 mg sozinibercept with 0.5 mg ranibizumab or ranibizumab monotherapy, which included a sham injection. A sham intravitreal injection involves pressing a syringe hub against the surface of the eye to mimic an intravitreal injection so that the patient remains masked to the treatment group to which they have been randomized. Administration was by intravitreal injection once every four weeks for 20 weeks (six treatments in total). The primary endpoint of the clinical trial was the mean change in BCVA from baseline on the ETDRS standardized eye chart at week 24. Secondary outcome measures included the proportion of patients gaining ≥15 letters in BCVA, changes in retinal thickness, change in intraretinal and subretinal fluid and proportion of patients losing ≥15 letters in BCVA.

Design of the Phase 2b Clinical Trial of sozinibercept with Ranibizumab in Wet AMD

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

Improvements in Visual Acuity

The Phase 2b clinical trial met the primary endpoint, demonstrating a statistically significant superior mean gain in visual acuity at week 24 compared to baseline in the 2.0 mg sozinibercept combination therapy group compared to the ranibizumab monotherapy group. The figure below illustrates patients in the 2.0 mg sozinibercept combination therapy group had a mean visual acuity improvement of +14.2 letters relative to baseline, compared to +10.8 letters for those treated with ranibizumab monotherapy at week 24 (p=0.0107). This represents a statistically significant benefit of +3.4 letters and a greater than 30% relative improvement in vision outcomes in the sozinibercept combination group compared to ranibizumab monotherapy. Evidence of improved visual acuity was observed beginning as early as week 8 and continued throughout the course of the trial to week 24. Mean visual acuity in the lower dose 0.5 mg sozinibercept combination therapy group was not significantly different from the ranibizumab monotherapy group. However, evidence of a dose response was observed between the 2.0 mg and 0.5 mg sozinibercept combination therapy groups on several anatomical outcomes, such as retinal thickness and the proportion of patients with intraretinal and subretinal fluid at week 24.

Mean Change in Visual Acuity from Baseline to Week 24 in Treatment-Naive Wet AMD Patients Administered Ranibizumab Monotherapy or Sozinibercept Combination Therapy

Error bars shown in all figures represent the SEM, or the standard error of the mean.

Secondary outcome measurements from the trial were also supportive of the primary endpoint. As illustrated in the figure below, we observed a greater proportion of patients gaining ≥15, ≥10 and ≥5 letters in the 2.0 mg sozinibercept combination therapy group compared to the ranibizumab monotherapy group. In addition, the proportion of patients losing ≥15, ≥10 and ≥5 letters was lower in the 2.0 mg sozinibercept combination therapy group compared to the ranibizumab monotherapy group. The Phase 2b trial was not designed for statistical significance on secondary and exploratory endpoints and was not powered to detect statistically significant differences in secondary outcome measurements.

Greater Proportion of Patients Gaining, and Fewer Patients Losing, ≥15, ≥10 and ≥5 Letters with Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Reductions in Retinal Thickness and Fluid

In addition to the statistically significant improvement in visual acuity, treatment with sozinibercept combination therapy led to greater reductions in retinal thickness. The reductions in retinal thickness in patients is consistent with less fluid accumulation in the retina and reduced disease severity as increased fluid accumulation in the retina is associated with the loss of visual acuity in wet AMD patients. The figure below depicts the greater mean reduction in retinal thickness in the sozinibercept combination therapy group compared to the ranibizumab monotherapy group at week 24.

Greater Reduction in Retinal Thickness from Baseline to Week 24 following Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Fewer patients in the sozinibercept combination therapy group had subretinal fluid and intraretinal fluid present compared to the ranibizumab monotherapy group. The presence of subretinal fluid is a hallmark of wet AMD and its resolution is referred to as “drying” of the retina while intraretinal fluid is a prognostic biomarker for poor visual acuity and sub-optimal response to anti-VEGF-A therapies. As illustrated in the figure below, there were approximately 10% fewer patients with subretinal fluid and 5% fewer patients with intraretinal fluid following administration of sozinibercept combination therapy compared to ranibizumab monotherapy.

Fewer Patients with Subretinal and Intraretinal Fluid Present at Week 24 Following Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Greater improvements in anatomical indicators of disease severity, including on exploratory endpoints of mean reduction in total lesion area and CNV area, were observed in the sozinibercept combination therapy group compared to ranibizumab monotherapy. As illustrated in the figure below, the patients treated with sozinibercept combination therapy had an approximately 39% further reduction in both total lesion area and CNV area compared to ranibizumab monotherapy.

Greater Reduction in Total Lesion Area and CNV Area from Baseline to Week 24 following Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Improved Therapeutic Outcomes in Wet AMD Lesion Subtypes

A number of pre-specified subgroup and exploratory analyses were incorporated into the Phase 2b trial design in order to identify those wet AMD patients who may respond best to sozinibercept. The Phase 2b trial randomized patients with a broad range of lesion morphologies including occult, minimally classic and predominantly classic lesions. In addition, the Phase 2b trial investigated efficacy in post-hoc analyses in other wet AMD subtypes, including PCV and RAP. This trial was not designed for statistical significance on these subgroup and exploratory analyses and was not powered to detect statistically significant differences in related measurements.

Patients enrolled in our Phase 2b trial consisted of 44% occult, 43% minimally classic and 13% predominantly classic lesion types, which is similar to the distribution reported in treatment-naive wet AMD patients. Predominantly classic patients typically respond well to VEGF-A inhibitor therapy and an additive benefit of sozinibercept combination therapy could not be discerned in this small patient group of only 15 patients per treatment arm. The majority of patients randomized in the Phase 2b trial had occult or minimally classic lesions. These patients did not respond as well to ranibizumab monotherapy as those with predominantly classic lesions. Patients with occult and minimally classic lesions treated with sozinibercept combination therapy experienced improvement in visual acuity beginning at week 8 and persisting through week 24 compared to ranibizumab monotherapy. The figure below illustrates the mean change in visual acuity over 24 weeks in each of the lesion classifications treated with sozinibercept combination therapy compared to ranibizumab monotherapy.

RAP and PCV Lesion Subtypes

In our Phase 2b clinical trial, over 85% of patients enrolled did not have RAP lesions detected at randomization and these patients responded better to sozinibercept than patients with RAP lesions. In patients without RAP lesions, the mean visual acuity gain from baseline to week 24 was +15.0 letters (n=103) with sozinibercept combination therapy, compared to +10.6 letters for those treated with ranibizumab monotherapy (n=102), a benefit of +4.4 letters.

Mean Change in Visual Acuity from Baseline to Week 24 in Patients Without RAP Lesions Following Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

In patients without RAP lesions who had occult or minimally classic lesions, representing the majority of wet AMD patients, the mean visual acuity gain from baseline to week 24 was +16.1 letters with sozinibercept combination therapy (n=88) compared to +10.3 letters for those treated with ranibizumab monotherapy (n=87), a benefit of +5.7 letters (p=0.0002). This represents the patient population for which the primary analysis of the primary endpoint of the Phase 3 trials of sozinibercept combination therapy for the treatment of wet AMD will be first conducted, followed by analysis of the total patient population and the every eight week dosing groups.

Mean Change in Visual Acuity from Baseline to Week 24 in the combined group of RAP Absent Occult and Minimally Classic Lesions Following sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Patients with RAP absent occult lesions demonstrated a mean visual acuity gain at week 24 of +16.8 letters with sozinibercept combination therapy (n=49) compared to +10.2 letters for those treated with ranibizumab monotherapy (n=47), a gain of +6.5 letters. Patients with RAP absent minimally classic lesions demonstrated a mean visual acuity gain at week 24 of +14.9 letters with sozinibercept combination therapy (n=39) compared to +10.0 letters for those treated with ranibizumab monotherapy (n=40), a gain of +4.7 letters.

Mean Change in Visual Acuity from Baseline to Week 24 in RAP Absent Occult and Minimally Classic Lesions Following Sozinibercept Combination Therapy Compared to Ranibizumab Monotherapy

Improved Therapeutic Outcomes of Sozinibercept in PCV Lesions

In patients with PCV lesions, the mean visual acuity gain from baseline to week 24 in the sozinibercept combination therapy group was +13.5 letters (n=22), compared to +6.9 letters in the ranibizumab monotherapy group (n=20). This equates to a benefit of +6.7 letters and is almost a two-fold improvement in visual acuity gain observed from baseline following sozinibercept combination therapy. Ranibizumab monotherapy was not observed to be as effective in patients with PCV compared to other wet AMD subtypes.

Safety and Tolerability

Sozinibercept was well tolerated in this Phase 2b trial with a very low incidence of ocular inflammation and no safety issues identified with the addition of sozinibercept to ranibizumab intravitreal therapy. The incidence of ocular TEAEs was similar in sozinibercept combination groups compared to the ranibizumab monotherapy group. TEAEs were considered potentially treatment related in approximately 15% of patients. The most common treatment-related TEAEs were eye pain, vitreous floaters, eye irritation and raised intraocular pressure. One patient discontinued from the trial due to a TEAE, which was not considered treatment related. Three patients treated with sozinibercept combination therapy had potentially treatment-related SAEs: one case each of vitritis, endophthalmitis and myocardial infarction.

Pivotal Phase 3 Clinical Trials in Wet AMD

We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD. These double-masked, sham-controlled Phase 3 clinical trials enroll treatment-naive patients to assess the efficacy and safety of 2.0 mg sozinibercept in combination with anti-VEGF-A therapy for treatment-naive patients with wet AMD compared to a standard of care anti-VEGF-A monotherapy. In addition, each trial is comparing the clinical efficacy of sozinibercept, administered in combination with the applicable VEGF-A inhibitor on an every 4-week and every 8-week dosing regimen to understand the durability of sozinibercept treatment effect with less frequent dosing. The primary endpoint of both trials will be the mean change in visual acuity from baseline to week 52. Patients will continue to be dosed until week 96 to further assess long-term safety at week 100. Based on the completion of enrollment in COAST in February 2024 and ShORe in May 2024, the 52-week top-line data readout of COAST is anticipated early in the second calendar quarter of 2025, and the topline data readout for ShORe is anticipated in mid-calendar year 2025. Pending the results of the primary efficacy phase at week 52 of the Phase

3 clinical trials, we intend to submit Biologics License and Marketing Authorization Applications with the FDA and EMA respectively.

Study of Sozinibercept in Combination with Ranibizumab (ShORe) Phase 3 Trial

In the Study of sozinibercept in combination with Ranibizumab, or ShORe, Phase 3 trial, 986 treatment-naive patients with wet AMD were randomized to one of three treatment groups. Patients randomized to the standard dosing arm will receive standard of care 0.5 mg ranibizumab every four weeks in combination with 2.0 mg sozinibercept on a standard every four weeks dosing regimen. In the extended dosing arm, 0.5 mg ranibizumab is administered every four weeks to week 52, in combination with 2.0 mg sozinibercept administered every four weeks for three total doses over 12 weeks, followed by sozinibercept dosing every eight weeks to week 52, with a sham injection administered at visits where sozinibercept is not administered. Patients randomized to the control arm receive 0.5 mg ranibizumab administered in combination with sham intravitreal injections administered every four weeks to week 52. The primary and secondary efficacy outcomes are determined at the end of the efficacy phase at week 52. Each patient continues to be treated for an additional year in the safety phase to reach week 100 to evaluate safety and tolerability over a total two-year period.

Combination of Sozinibercept with Aflibercept STudy (COAST) Phase 3 Trial

In the Combination Sozinibercept with Aflibercept STudy, or COAST, Phase 3 trial, 998 treatment-naive wet AMD patients were randomized to one of three treatment groups. Patients randomized to the standard dosing arm receive 2.0 mg aflibercept administered every four weeks for three total doses over 12 weeks, followed by aflibercept dosing every eight weeks to week 52, in combination with 2.0 mg sozinibercept administered every four weeks to week 52. In the extended dosing arm, 2.0 mg aflibercept in combination with 2.0 mg sozinibercept is administered every four weeks for three total doses over 12 weeks, followed by dosing every eight weeks to week 52, with a sham injection administered at visits where sozinibercept and aflibercept are not administered. Patients randomized to the control arm, will receive 2.0 mg aflibercept administered every four weeks for three total doses over 12 weeks, followed by dosing every eight weeks to week 52, in combination with sham intravitreal injections administered every four weeks to week 52. Similar to ShORe, the primary and secondary efficacy outcomes of COAST are assessed at the end of the efficacy phase at week 52. Each patient continues to be treated for an additional year in the safety phase to reach week 100 to evaluate the safety and tolerability over a total two-year period.

For consistency, the ShORe and COAST Phase 3 trials build upon and maintain key features of our Phase 2b clinical trial of sozinibercept combination therapy for the treatment of wet AMD, while evaluating the administration of sozinibercept combination therapy over a longer treatment period and in a greater number of patients. In addition, the results of our Phase 2b clinical trial has informed the design of the Phase 3 trials. Analysis of the Phase 2b trial demonstrated that sozinibercept combination therapy increased visual acuity by a further +5.7 letters over ranibizumab monotherapy in wet AMD patients with RAP absent minimally classic and occult lesions, representing the majority of wet AMD patients. Based on these positive data, patients with RAP lesions are not eligible for randomization into COAST and ShORe and primary analysis of the primary endpoint of the Phase 3 trials will be first conducted in patients with minimally classic and occult lesions administered sozinibercept every four weeks and every eight weeks, followed by analysis on the total patient population.

Development of Co-Formulation

Sozinibercept is currently administered as a combination therapy consisting of a sequential injection of sozinibercept following intravitreal administration of a VEGF-A inhibitor. We plan to develop a co-formulation of sozinibercept with an approved and/or biosimilar anti-VEGF-A therapy to achieve VEGF-A, VEGF-C and VEGF-D inhibition following the administration of a single intravitreal injection of the co-formulated product. We believe that a co-formulated sozinibercept and VEGF-A inhibitor product could provide a treatment option for physicians to reduce the frequency and number of injections for patients.

We are currently assessing the feasibility of co-formulating sozinibercept with anti-VEGF-A therapy and intend to advance a co-formulated product through non-clinical studies, including IND-enabling safety and tolerability studies. We intend to file an IND for the co-formulated product prior to the initiation of clinical trials.

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

Current Treatments for DME and Their Limitations

VEGF-A inhibitor therapy is the first-line standard of care therapy for DME. Ranibizumab, aflibercept and faricimab are approved for the treatment of DME, and similarly to wet AMD, many patients receive bevacizumab as an off-label, lower cost alternative VEGF-A inhibitor therapy. Many patients with central-involved DME require near-monthly administration of intravitreal VEGF-A inhibitors during the first 12 months of treatment, with fewer injections needed in subsequent years to maintain clinical benefit. VEGF-A inhibitors have largely replaced the use of laser photocoagulation as a treatment for DME.

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

Potential for sozinibercept in DME

We believe that as a potent inhibitor of VEGF-C and VEGF-D, sozinibercept has the potential to provide significant therapeutic benefit to patients affected by DME. Although the underlying causes of wet AMD and DME differ, members of the VEGF family play a role in the progression of both diseases. VEGF-C and VEGF-D and their receptors are specifically implicated in the progression of diabetes. For example, patients with diabetes have higher levels of VEGF-C and VEGF-A and increased expression of both VEGFR-2 and VEGFR-3 in the retina compared to non-diabetics. The VEGF-A inhibitors ranibizumab and aflibercept, originally approved for treatment of wet AMD patients, have also been approved for treatment of DME patients. Similar to wet AMD, bevacizumab is also frequently used off-label as a treatment for DME. Faricimab was approved in 2022 for wet AMD and DME.

In our completed Phase 1b dose escalation clinical trial in patients with persistent DME, we observed what we believe to be promising evidence of a dose response of sozinibercept in combination with aflibercept, including further improvements in visual acuity despite patients’ having been previously treated with anti-VEGF-A therapy. In our completed Phase 2a clinical trial, we observed improved visual acuity outcomes and evidence of a reduction in retinal thickness in treatment-refractory DME patients following sozinibercept combination therapy.

Phase 1b Clinical Trial of sozinibercept in DME

In 2018, we completed a Phase 1b dose-escalation clinical trial of sozinibercept in combination with aflibercept in nine patients with persistent DME that were previously treated with anti-VEGF-A therapies. Patients were administered three escalating doses (0.3 mg, 1.0 mg or 2.0 mg) of sozinibercept in combination with 2.0 mg aflibercept by intravitreal injections once every four weeks for a total of three doses. The primary analysis was conducted at week 12, four weeks after the final dose.

Across all nine patients in the Phase 1b trial, a mean gain in visual acuity of +7.7 letters from baseline to week 12 was observed across all dose groups, with a clear dose response of improved visual acuity with increasing doses of sozinibercept. There was a corresponding mean decrease in retinal thickness at week 12 of -71 µm from baseline and six of nine (67%) patients had a 50% reduction in excess foveal thickness.

Dose-dependent Increases in Visual Acuity and Reduction in Retinal Thickness at Week 12 Following Treatment with Sozinibercept in Combination with Aflibercept

Five of the nine patients in the Phase 1b trial had bilateral, persistent treatment-refractory DME. In these patients, study eyes received sozinibercept in combination with aflibercept, and fellow eyes received standard of care anti-VEGF-A monotherapy. In these bilateral disease patients, the mean change in visual acuity from baseline to week 12 was +10.0 letters in the study eye and +2.6 letters in the fellow eye. The corresponding reduction in retinal thickness from baseline to week 12 was -80 µm for sozinibercept combination treated study eyes, compared to -6 µm in fellow eyes that received anti-VEGF-A monotherapy.

In Patients with Bilateral DME, Sozinibercept Combination Therapy Improved Visual Acuity and Reduced Retinal Thickness Compared to Fellow Eyes Treated with Anti-VEGF-A Monotherapy

* Patients with bilateral disease and persistent DME in the fellow eye receiving anti-VEGF-A (ranibizumab or aflibercept) monotherapy. Prior anti-VEGF-A therapy in Fellow Eyes BL to Week 12 (5 patients): 3x Aflibercept, 3x Ranibizumab, 1x Ranibizumab, 4x Ranibizumab, 3x Aflibercept.

Sozinibercept in combination with aflibercept was well tolerated at all dose levels, with no DLTs and the MTD was not reached. There were no treatment-related clinically significant changes in intraocular pressure, electrocardiograms or vital signs. The most common AEs were related to the intravitreal injection procedure.

Phase 2a Clinical Trial of Sozinibercept in DME

Based on the positive results of our Phase 1b trial, we reported outcomes from a Phase 2a trial in persistent DME patients refractory to anti-VEGF-A therapy in June 2020. Similar to the Phase 1b trial, this proof-of-concept trial was designed to investigate the ability of sozinibercept to improve outcomes in persistent DME patients. The primary endpoints were clinical response rate in visual acuity as well as safety and tolerability.

Clinical Trial Design

This Phase 2a trial was a randomized, double-masked, dose expansion trial that enrolled patients diagnosed with persistent center-involved DME despite regular administration of prior anti-VEGF-A monotherapy. These patients are considered to be a difficult-to-treat patient population since they have received prior anti-VEGF-A therapy and experienced a suboptimal clinical response. In our trial, these patients were defined as having visual acuity between 20/40 and 20/320 Snellen equivalent, or 73 and 24 BCVA letters on the ETDRS standardized eye chart, and retinal thickness of 320 µm on SD-OCT. In this Phase 2a trial, the mean number of prior intravitreal anti-VEGF-A injections was eight in each of the treatment groups, reflecting that the patients recruited into this trial were heavily pre-treated, with a mean of 39 days since the immediate prior injection to the start of the trial.

The Phase 2a trial was conducted at 53 trial sites in the United States, Israel, Australia and Latvia. Of the 144 patients randomized in the trial, 115 patients conformed sufficiently with the trial protocol and were included in our analyses of clinical efficacy. Patients were randomized 2:1 to receive either 2.0 mg sozinibercept in combination with 2.0 mg aflibercept or a sham injection and 2.0 mg aflibercept. Patients received intravitreal injections once every four weeks for a total of three doses. The primary analysis was conducted at week 12, four weeks after the final dose.

Design of the Phase 2a Clinical Trial of Sozinibercept in Combination with Aflibercept in Persistent Diabetic Macular Edema

PRN refers to pro re nata, or treatment on an as needed basis.

Improvements in Visual Acuity

The primary efficacy endpoint of the trial was the clinical response rate, defined as the proportion of patients receiving sozinibercept combination therapy that achieved a 5 letter gain in visual acuity at week 12 compared to baseline. Our predefined measure of success was a response rate of greater than or equal to 38%, based on historical observations that show limited ability to achieve a 5 letter improvement in DME patients on long-term anti-VEGF-A monotherapy. As an exploratory trial, this Phase 2a was not powered to detect statistical significance of sozinibercept combination therapy compared to aflibercept monotherapy.

We observed that 52.8% of patients treated with sozinibercept combination therapy achieved a 5 letter improvement in visual acuity at week 12 compared to baseline, meeting the pre-specified primary efficacy endpoint for this trial.

The mean change in visual acuity at week 12 compared to baseline was +5.9 letters in patients receiving sozinibercept combination therapy and +6.1 letters in the aflibercept monotherapy group. In the sozinibercept combination therapy group, the percentage of patients with visual acuity gains of 10 and 15 letters was higher, and the percentage of patients who lost 5 letters was lower than that in the aflibercept monotherapy group. These measures of visual function are shown in the figure below.

Measures of Visual Acuity at Week 12 Following sozinibercept Combination Therapy and Aflibercept Monotherapy

Patients treated with sozinibercept combination therapy also had decreased retinal thickness compared to aflibercept monotherapy, as shown in the figure below.

Greater Reduction in Retinal Thickness from Baseline to Week 12 Following Sozinibercept Combination Therapy Compared to Aflibercept Monotherapy

Prior Treatment History in Persistent DME Patients

Prior trials have shown that DME patients with mild visual acuity loss of 20/40 or better at baseline, show similar outcomes to any of the VEGF-A therapies: ranibizumab, aflibercept and bevacizumab. However, in patients with poorer baseline vision of 20/50 or worse, aflibercept has better outcomes compared to ranibizumab and bevacizumab over the first 12 months of treatment. It has also been shown that DME patients who experience inadequate responses to ranibizumab have achieved further anatomical and functional improvements upon switching to aflibercept.

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

Due to the observed increase in treatment benefit for patients with a variable treatment history who then received aflibercept every four weeks in the trial, the subset of patients with a treatment history of prior aflibercept may represent the most stringent and least variable patient population in which to test the ability of sozinibercept to provide additional benefit. In this more homogeneous patient population, as shown in the figure below, patients administered sozinibercept combination therapy demonstrated a mean improvement in visual acuity of +6.6 letters (n=22) from baseline to week 12, compared to +3.4 letters (n=13) in the aflibercept monotherapy group.

Greater Gains in Visual Acuity following Sozinibercept Combination Therapy in Patients with a Treatment History of Prior Aflibercept

In addition, 27.3% of patients gained ≥10 letters and 9.1% gained ≥15 letters of visual acuity from baseline to week 12 following sozinibercept combination therapy. There were no patients with a treatment history of prior aflibercept that gained ≥10 letters of visual acuity in the aflibercept monotherapy group. Furthermore, the proportion of patients who lost ≥1 letters was 9.1% in the sozinibercept combination therapy group and 23.1% in the aflibercept monotherapy group. We believe that these results, as shown in the figures below, strongly support the potential of sozinibercept to improve the visual acuity in patients with persistent DME despite prior treatment with anti-VEGF-A monotherapy.

Proportion of Patients with a Treatment History of Prior Aflibercept Who Gained and Lost Visual Acuity from Baseline to Week 12

In this subgroup of patients with a treatment history of prior aflibercept, anatomical changes were consistent with functional visual acuity outcomes. As shown in the figure below, a greater mean reduction in retinal thickness was observed in the sozinibercept combination therapy group compared to the aflibercept monotherapy group at week 12. In particular, 22.7% of patients in the sozinibercept combination therapy group experienced at least a 300 µm reduction in retinal thickness at week 12, compared to 7.7% of patients in the aflibercept monotherapy group.

Greater Mean Reduction in Retinal Thickness following Sozinibercept Combination Therapy in Patients with a Treatment History of Prior Aflibercept

Safety and Tolerability

Sozinibercept combination therapy was well tolerated. There was one potentially treatment-related SAE of cerebrovascular accident, or stroke, resulting in one patient discontinuing treatment and withdrawing from the trial. The most common TEAEs were conjunctival hemorrhage and increased intraocular pressure and were mainly related to the intravitreal injection procedure. TEAEs did not lead to discontinuation of the trial for any patient. The incidence of intra-ocular inflammation was low, occurring in one patient for each treatment group, and the observed events were manageable and able to be resolved.

We now have extensive global clinical dosing experience demonstrating a favorable tolerability profile following repeated intravitreal administration of sozinibercept in 399 patients, with over 1,800 doses of sozinibercept administered across three completed international clinical trials in two disease indications and in combination with the two leading standard of care anti-VEGF-A therapies, ranibizumab and aflibercept. In particular, across our clinical trials, the incidence of intra-ocular inflammation was similar across all treatment groups. In addition, we continue to collect safety and tolerability information from our ongoing Phase 3 clinical trials with sozinibercept.

Retinal Vein Occlusion

Based on the positive clinical data from our clinical trials of sozinibercept in wet AMD and DME, we intend to prioritize future development in these two indications while exploring potential opportunities to develop sozinibercept in other ophthalmic indications such as RVO, DR and other diseases involving aberrant CNV.

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

Similar to wet AMD and DME, the first-line standard of care to treat macular edema associated with RVO is intravitreal anti-VEGF-A monotherapy. VEGF-A inhibitors however, are only effective in significantly improving vision in approximately 30% to 40% of patients with macular edema associated with RVO above sham control. The prevalence of RVO in people over the age of 50 has been reported to be 0.7%, or approximately 1.8 million people in the United States and Europe. Over 500,000 individuals in the United States and Europe have macular edema associated with RVO. We believe that sozinibercept has the potential to bring therapeutic benefit to patients suffering from macular edema secondary to RVO.

Competition

The biotechnology and pharmaceutical industries, and the ophthalmic disease subsector, are characterized by rapidly advancing technologies, evolving understanding of disease etiology, intense competition and a strong emphasis on intellectual property. While we believe that sozinibercept and our knowledge and experience provide us with certain competitive advantages, we face substantial potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical studies, conducting clinical trials and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Accordingly, our competitors may be more successful than we may be in developing, commercializing and achieving widespread market acceptance. In addition, our competitors’ products may be more effective or more effectively marketed and sold than any treatment we or our development partners may commercialize and may render our product candidates obsolete or noncompetitive before we can recover the expenses related to developing and commercializing our product candidates.

We are developing sozinibercept for the treatment of wet AMD and additional retinal disease indications, such as DME and RVO, together with certain combination agents. Companies that have products that may compete with sozinibercept include Roche Group, Regeneron Pharmaceuticals, Inc. and Novartis AG, which have marketed anti-VEGF-A therapies including ranibizumab (Lucentis) and aflibercept (Eylea), each a standard of care treatment for wet AMD, and brolucizumab (Beovu). Faricimab (Vabysmo) is approved for wet AMD and DME. A higher dose version (8 mg) of aflibercept(Eylea HD) was recently approved that allow some patients less frequent dosing. Companies with products in development for the treatment of wet AMD and DME - include 4D Molecular Therapeutics Inc, RevOpsis Therapeutics, Ocugen, Inc., Ocular Therapeutix, Inc., EyePoint Pharmaceuticals, Inc., Clearside Biomedical, Inc., and Outlook Therapeutics, Inc. We are also aware of other companies that are working on therapies for the whole eye, including Santen, Inc. and Ocular Therapeutix, Inc. In addition, bevacizumab (Avastin), marketed by Genentech, Inc., is used off-label to treat wet AMD.

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

•
advance the development of sozinibercept and any other product candidates;
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

Our Commercial License Arrangement with Selexis SA

In October 2013, we entered into a commercial license agreement, or the Selexis Agreement, with Selexis SA, or Selexis, under which Selexis granted us a non-exclusive, worldwide, sublicensable license under certain patents, know-how and other intellectual property controlled by Selexis to use certain cell lines, deliverables and materials provide by Selexis to manufacture sozinibercept and related products and to use, sale and otherwise exploit such products.

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

Intellectual Property

As of June 30, 2024, we have rights to 15 issued U.S. patents, five U.S. patent applications, 66 issued non-U.S. patents and four pending non-U.S. applications. Our current issued patents and patent applications began expiring in September 2022 all are projected to expire between March 2025 and November 2034 although our most recent PCT and Taiwanese applications, do not expire until September 2043. National phase entry of our pending PCT application is due by 1 March 2025.

With respect to soluble forms of VEGFR-3, we own and have licensed rights to patent families including issued patents in the United States and Europe (Switzerland, France, Germany and the UK), which began expiring in 2022 and are expected to continue expiring until 2031. These patents cover composition of matter and/or method of use claims, including claims directed at the treatment of eye diseases associated with abnormal blood vessel growth, such as wet AMD.

With respect to sozinibercept, we own a patent family with three issued U.S. patents, an issued European patent validated in 38 countries and non-U.S. patents granted in Australia, Brazil, Canada, China, Colombia, Indonesia, Israel, India, South Korea, Mexico, Malaysia (2), New Zealand, Russia, Singapore and South Africa. Patent applications are pending in the United States and in Europe and Philippines. The three issued U.S. patents have claims covering the composition of matter of sozinibercept and its uses in treating ocular disorders and/or nucleic acids, vectors, and host cells for producing it. These issued patents and pending patent applications, if issued, are expected to expire in 2034, not including any patent term extension.

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

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in non-U.S. countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various nonclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of sozinibercept or any future product candidate.

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

Nonclinical Trials and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical trials. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology, and PD characteristics of the product candidate; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold until the IND sponsor and the FDA resolve the outstanding concerns or questions. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. For new indications, a separate new IND may be required. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical trials and clinical study results to public registries. For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

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

•
Phase 1 — The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These trials are designed to test the safety, dosage tolerance, absorption, metabolism, distribution and elimination of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness.
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

In some cases, the FDA may require, or companies may voluntarily pursue, additional clinical trials after a product is approved to gain more information about the product. These so-called Phase 4 trials may be made a condition to approval of the BLA. Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the biological characteristics of the product candidate and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product, or for biologics, the safety, purity and potency. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

BLA Submission, Review and Approval

Assuming successful completion of the clinical trials, the results of product development, nonclinical studies and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. The submission of a BLA requires payment of a substantial application user fee to FDA, unless a waiver or exemption applies.

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

Expedited Development and Review Programs

Any marketing application for a biologic submitted to the FDA for approval may be eligible for FDA programs intended to expedite the FDA review and approval process, such as Priority Review, Fast-Track, Breakthrough Therapy and Accelerated Approval.

A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. For products containing new molecular entities, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review). In July 2021, sozinibercept was granted Fast-Track Designation by the FDA for the treatment of wet AMD.

In addition, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. The benefits of breakthrough therapy designation include the same benefits as Fast-Track designation, plus intensive guidance from the FDA to ensure an efficient drug development program.

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

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review and approval will not be shortened. Furthermore, priority review, Fast-Track designation, breakthrough therapy designation, and accelerated approval do not change the standards for approval but may expedite the development or approval process.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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
•
fines, warning or untitled letters or holds on post-approval clinical trials;
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

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

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

In the EU, an application for designation as an orphan product can be made any time prior to the filing of the MAA. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized MA procedure. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of exclusivity for the approved therapeutic indication, which means that the EMA cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar product for the same indication for a period of ten years. The period of exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric trials for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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

Manufacturing and Supply

We are dependent on specialized third parties, who are subject to cGMP requirements and regulations, for the supply and manufacture of sozinibercept drug substance and drug product. We do not have any internal manufacturing and control capabilities. We source the drug substance for sozinibercept and our clinical trials on a purchase order basis. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements for our suppliers of drug substance.

In October 2013, we entered into a biopharmaceutical manufacturing agreement, or the Patheon Agreement, with Patheon Biologics Company, Australia Pty Ltd. and Patheon Biologics Company B.V., or collectively Patheon now part of ThermoFisher Scientific. The Patheon Agreement establishes the general terms and conditions pursuant to which Patheon or its affiliates will manufacture sozinibercept drug product for us in accordance with cGMP requirements. Under the Patheon Agreement, Patheon granted us a perpetual, royalty-free, fully paid-up, non-exclusive, worldwide, transferable and sublicensable license, under all of Patheon’s intellectual property rights embedded in the development and manufacture process to the extent necessary for developing, making, using and selling sozinibercept.

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

Employees

As of June 30, 2024, we had 34 full-time employees, fifteen of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2024, our employees were based in Australia (8) and United States (24), with 27 employees in our research and development and commercialization department and seven employees in our general and administrative department.

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

4D. Property and Equipment

We occupy approximately 1,938 square feet of office space in South Yarra, Victoria, Australia under a lease that expires in July 2025. We believe that our existing facilities are adequate to meet our current needs and that suitable additional alternative facilities will be available in the future on commercially reasonable terms to meet our future needs.

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

Overview

We are a clinical-stage biopharmaceutical company developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases. We are developing our Phase 3-ready product candidate, sozinibercept, a biologic drug designed to inhibit VEGF-C and VEGF-D, to complement VEGF-A inhibitors for the treatment of ophthalmic diseases. Anti-VEGF-A therapies represent the standard of care for wet age-related macular degeneration, or AMD, and other retinal diseases; however, there remains a significant unmet medical need as many patients do not adequately respond to these treatments. As the only biologic inhibitor of VEGF-C and VEGF-D in clinical development, sozinibercept differs from standard of care therapies and when administered in combination with a VEGF-A inhibitor, is designed to achieve broader inhibition of the vascular endothelial growth factor, or VEGF, family and target a mechanism of clinical resistance to improve visual acuity. Our lead indication for sozinibercept combination therapy is wet AMD, a chronic, progressive disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg sozinibercept, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy. In total, we enrolled 1,984 patients across the COAST (n=998) and ShORe (n=986) trials, with patients recruited from more than 20 countries worldwide. Based on the completion of enrollment in COAST in February 2024 and ShORe in May 2024, the 52-week top-line data readout of COAST is anticipated early in the second calendar quarter of 2025, and the topline data readout for ShORe is anticipated in mid-calendar year 2025. In addition to our clinical trials in wet AMD, we have observed evidence of improved clinical outcomes in a Phase 1b/2a clinical trial of sozinibercept in combination with another standard of care anti-VEGF-A therapy, aflibercept (Eylea), in patients with treatment-refractory diabetic macular edema, or DME. We retain worldwide rights to develop and commercialize sozinibercept for the treatment of wet AMD and DME and believe that the novel treatment mechanism of sozinibercept has the potential to provide therapeutic benefit for other progressive eye diseases.

We were founded in 1984 and completed our initial public offering and listing of ordinary shares on the Australian Securities Exchange in 1985. In October 2020, we completed a U.S, initial public offering of ADSs on Nasdaq. In April 2007, we acquired intellectual property relating to VEGF receptor 3 and subsequently developed the intellectual property for our lead product candidate, sozinibercept. Our development focus on the treatment of retinal diseases began in 2013. Since then, we have devoted substantially all of our efforts to organizing and staffing our company, business planning, raising capital, developing and manufacturing our lead product candidate, sozinibercept, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. Our operations relating to the development of sozinibercept have been financed primarily through the issuance and sale of new ordinary shares totaling US$377.3 million through June 30, 2024. We have also received an aggregate of US$36.1 million (A$44.4 million) in cash tax incentives for the five fiscal years ended June 30, 2024 under the Research and Development, or R&D, Tax Incentive Scheme for the funding of the development of and clinical trials for sozinibercept.

We have incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on the successful development and eventual commercialization of sozinibercept and any future product candidates. Our total comprehensive loss was US$92.8 million, US$142.5 million, and US$220.2 million for the years ended June 30, 2022, 2023 and 2024, respectively. As of June 30, 2024, we had an accumulated loss of US$579.7 million. We expect to continue to incur significant expenses for at least the next several years as we advance sozinibercept through late-stage clinical development, including our pivotal Phase 3 trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD, and, if these results are favorable, seek regulatory approval for sozinibercept. In addition, we may also pursue development of sozinibercept for the treatment of additional indications, including DME, retinal vein occlusion and other indications in which sozinibercept has the potential to provide therapeutic benefit. In addition, if we obtain marketing approval for sozinibercept, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. As a company whose ADSs are publicly traded in the United States, we have incurred and will continue to incur additional costs associated with operating as a public company in the United States, including significant additional legal, accounting, investor relations, compliance and other expenses.

As a result, we will need substantial additional funding to complete the ongoing Phase 3 trials and report top-line data to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as Australian research and development tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development and commercialization of sozinibercept.

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

On August 24, 2023, we announced a A$80.0 million capital raise consisting of an A$10.0 million private placement ("2023 Placement") and a A$70.0 million fully underwritten accelerated non-renounceable entitlement offer (“2023 ANREO”). On August 28, 2023, Opthea announced an increase in the 2023 Placement by a further A$10.0 million to increase the overall raise to A$90.0 million (approximately US$58.2 million). The Placement and the fully underwritten institutional component of the ANREO, which closed on August 25, 2023, together raised approximately A$73.7 million (approximately US$47.7 million) and the fully underwritten retail component of the 2023 ANREO, which closed in September 21, 2023, raised approximately A$16.3 million (approximately US$10.5 million). The A$90.0 million (US$58.2 million) proceeds from the 2023 Placement and 2023 ANREO will be used to continue advancing the clinical development of sozinibercept for the treatment of wet age related macular degeneration (wet AMD) including to progress our Phase 3 clinical trials and for general corporate purposes

In December 2023, we received US$35.0 million from Ocelot SPV LP (“Ocelot”), an affiliate of Carlyle and Abingworth, for the third tranche of funding under the Development Funding Agreement, as amended (the “DFA,” or “Funding Agreement”). In addition, we received additional funding of US$50.0 million from a new co-Investor (together with Ocelot, the “Investors”), bringing the total funding received under the Funding Agreement to US$170.0 million, the maximum amount allowed under the terms of the Funding Agreement. As such, we no longer have any committed external source of funds. If sozinibercept is approved in a major market (as defined in the Funding Agreement), within 90 days of approval, we must make a fixed payment to the Investors followed by six annual payments. The Investors will also receive a variable payment of 7% of net sales. To date, the Investors have invested $170 million. If sozinibercept is approved, the Investors will receive four times invested capital, or $680.0 million over approximately six years. We anticipate that profits generated by the sales of sozinibercept should be able to fund this repayment, however there can be no assurances that we will have sufficient cash resources to repay this amount when it is due.

In June 2024, Opthea announced a non-underwritten institutional placement (“2024 Placement”) and partially underwritten ANREO of A$227.3 million (approximately US$151.9 million), which was completed in July 2024. On June 14, 2024, we announced the completion of the Placement and the partially underwritten institutional component of the ANREO, which together raised approximately A$171.5 million (approximately US$114.3 million). On June 19, 2024, we announced the opening of the fully underwritten retail component of the 2024 ANREO to raise approximately A$55 million (approximately US$37.6 million), which was completed on July 17, 2024. See Note 39, Events after the Balance Sheet Date, for more information. The proceeds from the 2024 Placement and 2024 ANREO will be used to continue advancing the clinical development of sozinibercept for the treatment of wet-age related macular degeneration (wet AMD), including to progress our Phase 3 clinical trials and for general corporate purposes.

As of June 30, 2024, we had cash and cash equivalents of US$172.5 million. We believe that our existing cash and cash equivalents as of June 30, 2024, as well as proceeds of approximately US$37.6 million from the 2024 fully underwritten retail component of the 2024 ANREO, will enable us to fund our operating and research and development expenses into the third calendar quarter of 2025 and through the anticipated topline data readouts dates for our Phase 3 clinical trials. However, such proceeds will not be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of Sozinibercept in any indication, including wet AMD. In addition, as a result of among other things, certain obligations under the Funding Agreement and applicable law regarding liquidity, we expect to raise or obtain additional capital from external sources, in on or more transactions, earlier than the third calendar quarter of 2025 or anticipated topline data readout dates of our Phase 3 clinical trials. In addition, the forecast of our cash runway, following receipt of the proceeds from the 2024 Equity Offering, is subject to a number of assumptions, including assumptions and forecasts regarding Clinical Research Organization (“CRO”), CDMO and labor costs, costs to retain and attract any required personnel, and costs to engage additional consultants and advisors. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future, including due to factors outside our control.

The amounts and timings of our expenditures will depend upon and have been impacted in the past, and may continue to be impacted by, numerous factors, including historical or future delays in completing our clinical trials, particularly as it relates to enrollment, the timing of regulatory submissions, the performance and costs efficiency of CROs and any continuing impacts of the COVID-19 pandemic, the global supply chain and macroeconomic challenges. In particular, delays in patient enrollment have in the past resulted, and may in the future result in increased costs or delays and other impacts on the timing of our Phase 3 clinical trials. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. We may also experience future delays in our clinical development or commercialization of sozinibercept for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate. We intend to focus our development efforts on achieving commercialization of sozinibercept for the treatment of wet AMD, and we will require additional funding to reach commercialization of sozinibercept in any indication, including wet AMD. In addition, we may require additional external funding to meet the minimum cash condition under the Funding Agreement or to pay for development and commercialization costs in excess of funding received under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for sozinibercept for the treatment of wet AMD.

We will need to raise significant additional funds to complete both trials’ two-year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch Sozinibercept, if approved, and meet the obligations under the Funding Agreement including the minimum cash condition and payment of development and commercialization costs in excess of funding received under the Funding Agreement. As a result of, among other things, certain obligations under the Funding Agreement, and applicable law regarding liquidity we expect to raise or obtain additional capital from external sources earlier than the third calendar quarter of 2025 or anticipated topline data readout dates of our Phase 3 clinical trials. See “—Liquidity and Capital Resources.”

5A. Operating Results

Components of Our Results of Operations

Revenue

Revenue consists of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of sozinibercept and are not currently under development. These licenses are primarily used by third-party licensees for research purposes, and we expect revenue from these out-licensing arrangements to be nominal in future periods. These are variable consideration amounts and are recognized when the sales by our license partners to third parties occur, as the performance obligation to transfer the intellectual property to the license partner is already satisfied.

To date, we have not generated any revenue from sales of approved products. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain revenue from sales of approved products, and we may never succeed in obtaining regulatory approval for sozinibercept or any other product candidate. If our development efforts for sozinibercept are successful and result in an approved and marketed product, or if we enter into additional collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Other Income

Other income primarily comprises funding under a one-time Australian government grant and the Australian Tax Office.

Operating Expenses

Research and Development Expenses. Research and development expenses comprise the research project costs related to the development programs, including clinical trials, for sozinibercept for the treatment of wet AMD and DME. R&D expenses also include:

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
•
employee benefit expenses for all R&D staff;
•
costs related to compliance with regulatory requirements; and
•
clinical trial insurance.

We expense R&D costs as incurred and have not capitalized any amounts of R&D costs as of June 30, 2023 and 2024. In the years ended June 30, 2022, 2023 and 2024, we have made advance payments for R&D activities that will be provided by our CROs in future periods for use in R&D activities.

Our direct R&D expenses are tracked on a program-by-program basis for our product candidate and consist primarily of R&D employee-based benefits, external costs, such as fees paid to CROs, CDMOs, research laboratories and outside consultants in connection with our process development, manufacturing and clinical development activities. We do not allocate laboratory supplies and facilities, including depreciation and other indirect costs, to specific programs because these costs are deployed across multiple development activities and indications for sozinibercept and, as such, are not separately classified. We use internal resources primarily to conduct our research activities as well as for managing our process development, manufacturing and clinical development activities. These employees work across multiple development programs and, therefore, we do not track these costs by program.

R&D expenses in fiscal years after June 30, 2024 are expected to comprise costs of a similar nature to that recorded to date. Product candidates in later stages of clinical development, such as sozinibercept, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our R&D expenses will increase in connection with our planned clinical development, manufacturing and regulatory approval activities in the near term and in the future, including as we continue our pivotal Phase 3 clinical trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD.

At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of sozinibercept and any future product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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
•
a continued acceptable safety profile of sozinibercept combination therapy following approval in any indication; and
•
establishing and maintaining agreements with third-party suppliers and manufacturers for clinical supply and commercial manufacturing of sozinibercept, or any other product candidate, if approved.

A change in the outcome of any of these factors with respect to the development of sozinibercept could significantly change the duration, costs and timing associated with clinical trials and development of sozinibercept.

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

Administrative Expenses. Administrative expenses comprise employee benefit expenses, including share-based payment expenses; investor relations expenses; insurance costs; audit, accountancy and legal fees; other personnel-related expenses; and depreciation expense. We anticipate that our administrative expenses will increase in the future as we increase our headcount to support development of sozinibercept and our continued research activities. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with being a public company in the United States.

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

The R&D Tax Incentive Scheme incentive relates to eligible expenditures incurred in Australia and, under certain circumstances, in other countries in connection with the development of sozinibercept. The R&D tax incentive is applied annually to eligible expenditures incurred during the fiscal year following an annual application and subsequent filing of our income tax return subsequent to fiscal year end. We estimate the amount of R&D tax incentive after the completion of a fiscal year based on eligible Australia and overseas expenditures incurred during that year. We expect to continue applying for the R&D tax incentive as we further develop sozinibercept. In particular, we intend to apply for the costs expected to be incurred in Australia related to our pivotal Phase 3 clinical trials of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD to be eligible for the R&D tax incentive for future fiscal years once incurred. However, there can be no assurance that the ATO will allow these costs to be eligible for the tax incentive.

Results of Operations for the Fiscal Years Ended June 30, 2022, 2023 and 2024

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented. In the current year the Group changed its presentation in the consolidated statement of profit or loss and other comprehensive income to reflect expenses by business function. Prior year comparative amounts have been reclassified to conform with the updated presentation in the consolidated statement of profit or loss and other comprehensive income.

	2024	2023	2022

	US$	US$	US$
	(in thousands)
Revenue	125	108	91
Other income	137	277	108
Operating expenses
Research and development expenses (included amounts owed by related parties $3,042 (2023: $900)) 1	(176,326)	(128,829)	(81,445)
Administrative expenses 1	(15,778)	(21,582)	(15,291)
Total Operating expenses	(192,104)	(150,411)	(96,736)
Operating loss	(191,842)	(150,026)	(96,537)
Finance income	3,395	3,228	235
Interest expense on DFA	(30,263)	(13,462)	—
Gain on remeasurement of financial liability - DFA2	387	12,302	—
Fair value loss on derivative - investor options	(11,224)	—	—
Net foreign exchange(loss)/gain	(107)	(489)	(2,814)
Loss before income tax	(229,654)	(148,447)	(99,116)
Income tax benefit	9,412	5,926	6,299
Loss for the year	(220,242)	(142,521)	(92,817)
Other comprehensive income:
Other comprehensive income for the period, net of tax	—	—	—
Total comprehensive loss for the year	(220,242)	(142,521)	(92,817)

1. Figures have been reclassified as described in Note 3 to the consolidated financial statements.

2. Figures have been reclassified as described in Note 13 to the consolidated financial statements.

Revenue

Revenue was US$125 thousand for the fiscal year ended June 30, 2024, compared to US$108 thousand for the fiscal year ended June 30, 2023. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2024 and 2023 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of sozinibercept which are not currently under development.

Revenue was US$108 thousand for the fiscal year ended June 30, 2023, compared to US$91 thousand for the fiscal year ended June 30, 2022. This increase was due to higher sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2023 and 2022 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of sozinibercept which are not currently under development.

Other Income

Other income was US$137 thousand for the fiscal year ended June 30, 2024, compared to US$277 thousand for the fiscal year ended June 30, 2023.

Other income was US$277 thousand for the fiscal year ended June 30, 2023, compared to US$108 thousand for the fiscal year ended June 30, 2022.

Research and Development Expenses

Research and development expenses were US$176.3 million for the fiscal year ended June 30, 2024, compared to US$128.8 million for the fiscal year ended June 30, 2023. This increase was primarily due to costs relating to our Phase 3 clinical trial of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD, particularly with the completion of enrollment of the global Phase 3 trials, the expansion of our clinical team, and chemistry, manufacturing and controls costs incurred during the fiscal year ended June 30, 2024 relative to costs incurred during the fiscal year ended June 30, 2023.

Research and development expenses were US$128.8 million for the fiscal year ended June 30, 2023, compared to US$81.4 million for the fiscal year ended June 30, 2022. This increase was primarily due to costs relating to our Phase 3 clinical trial of sozinibercept in combination with anti-VEGF-A therapy for the treatment of wet AMD and chemistry and manufacturing and controls costs incurred during the fiscal year ended June 30, 2023 relative to costs incurred during the fiscal year ended June 30, 2022.

Our research and development expenses are broken down as set forth in the table below. Both Financial Years 2023 and 2022 have been retrospectively reclassified to conform with the 2024 classification:

	2024	2023	2022

	US$	US$	US$
	(in thousands)	(in thousands)	(in thousands)
Costs related to the ShORe Phase 3 clinical trial of sozinibercept in wet AMD	77,788	59,472	36,675
Costs related to the COAST Phase 3 clinical trial of sozinibercept in wet AMD	69,947	50,544	27,520
Costs related to the Phase 2b clinical trial of sozinibercept in wet AMD	—	18	—
Costs related to the Phase 1b/2a clinical trial of sozinibercept in DME	—	18	—
Chemistry manufacturing and controls	19,394	12,062	14,430
Other direct non-clinical expenses	9,197	6,715	2,820
Total research and development expenses	176,326	128,829	81,445

Administrative Expenses

Administrative expenses were US$15.8 million for the fiscal year ended June 30, 2024, compared to US$21.6 million for the year ended June 30, 2023. This decrease was primarily due to US$5.7 million in professional and advisory fees that were incurred in fiscal year ended June 30, 2023 and a decrease of US$1.2 million for insurance and consultancy costs in fiscal year ended June 30, 2024 offset by an US$1.1 million increase in personnel-related expenses, resulting from increased headcount as we built out the US management team in the fiscal year ended June 30, 2024.

Administrative expenses were US$21.6 million for the fiscal year ended June 30, 2023, compared to US$15.3 million for the year ended June 30, 2022. This increase was primarily due to a US$5.7 million increase in professional and advisory fees and expenses and a US$0.6 million increase in personnel-related expenses, each resulting from increased headcount as we built out the US team to aid continued clinical trial oversight and management and capital raising activities in the fiscal year ended June 30, 2022.

Interest expense on DFA

Interest expense on the DFA was US$30.3 million for the fiscal year ended June 30, 2024, compared to US$13.5 million for the fiscal year ended June 30, 2023. This increase was due to the accretion of the financial liability recognized upon the receipt of payments under the DFA. The interest expense is a non-cash item.

Interest expense on the DFA was US$13.5 million for the fiscal year ended June 30, 2023, compared to US$nil for the fiscal year ended June 30, 2022. This increase was due to the accretion of the financial liability recognized upon the receipt of payments under the DFA. The interest expense is a non-cash item.

Gain on remeasurement of financial liability - DFA

There was a US$0.4 million gain on remeasurement of the DFA for the fiscal year ended June 30, 2024, compared to US$12.3 million for the fiscal year ended June 30, 2023. The small gain in fiscal year ended June 30, 2024 was due to a remeasurement of the financial liability as a result of the additional $50.0 million option funding above the original committed funding under the DFA and Amended and Restated DFA. The gain on remeasurement on the DFA is a non-cash item.

There was a US$12.3 million gain on remeasurement of the DFA for the fiscal year ended June 30, 2023, compared to no remeasurement adjustment for the fiscal year ended June 30, 2022. This increase was due to the remeasurement of the financial liability regarding the assumptions on the anticipated timing of repayments under the DFA. The gain on remeasurement of the DFA is a non-cash item.

Fair value loss on investor options

There was a US$11.2 million value loss on investor options for the fiscal year ended June 30, 2024, compared to US$nil loss for the fiscal year ended June 30, 2023. This increase was due to the new issues of options in the current financial year. The fair value adjustment on investor options is a non-cash item.

Equity and Investor Options - 2024

On June 14, 2024, the Company offered approximately 139.5 million new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the retail offer of the 2024 ANREO; and approximately 142.9 million institutional and placement options with an exercise price of A$1.00 to participants in the placement and institutional offer of the 2024 ANREO on the basis of 1 Institutional option for every 3 new shares issued under the Placement (“2024 Investor Options”). Pursuant to the 2024 ANREO, the company raised gross proceeds of A$227.3 million. Each 2024 Investor Option entitles the holder to one ordinary share of the company.

Equity and Investor Options -2023

On August 28, 2023, the Company offered approximately 35.4 million new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the retail offer of the 2023 ANREO; and approximately 80.0 million institutional and placement options with an exercise price of A$0.80 to participants in the placement and institutional offer of the 2023 ANREO on the basis of 1 Institutional option for every 2 new shares issued under the Placement (“2023 Investor Options”). Pursuant to the 2023 ANREO, the company raised gross proceeds of A$90 million. Each Option entitles the holder to one ordinary share of the company.

Considering that the 2023 Investor Options are traded on the Australian Stock Exchange, we use the quoted price at the balance sheet date as the fair value of the options. The 2024 Investor Options have been fair valued based on the using a Black-Scholes model using relevant inputs including an expected volatility based on the implied volatility data from 2023 Investor Options, historical share price volatility, and other relevant factors.

Net Foreign Exchange Loss

Net foreign exchange differences were a loss of US$0.1 million for the fiscal year ended June 30, 2024, compared to a loss of US$0.5 million for the fiscal year ended June 30, 2023. The decrease was primarily the result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions.

Net foreign exchange differences were a loss of US$0.5 million for the fiscal year ended June 30, 2023, compared to a loss of US$2.8 million for the fiscal year ended June 30, 2022. The decrease was primarily the result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions.

Income Tax Benefit

Income tax benefit was US$9.4 million for the fiscal year ended June 30, 2024, compared to US$5.9 million for the fiscal year ended June 30, 2023. This increase was due to higher R&D tax incentive receivable recognized during the fiscal year ended June 30, 2024 based on eligible spend.

Income tax benefit was US$5.9 million for the fiscal year ended June 30, 2023, compared to US$6.3 million for the fiscal year ended June 30, 2022. This decrease was due to lower R&D tax incentive receivable recognized during the fiscal year ended June 30, 2023 based on eligible spend.

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

Sources and Uses of Liquidity

Our operations relating to the development of sozinibercept have been financed primarily through the issuance and sale of new ordinary shares totaling US$377.3 million in the five years ended June 30, 2024. We have also received an aggregate of US$170.0 million in the five years ended June 30, 2024, under the Development Funding Agreement, pursuant to which Investor agreed to provide funding to support our development of sozinibercept for the treatment of wet AMD. We have also received an aggregate of US$36.1 million (A$44.4 million) in the five fiscal years ended June 30, 2024, under the R&D Tax Incentive Scheme for the funding of the development and clinical trials of sozinibercept.

In February 2022, we established an “at the market” program (the “ATM Program”) with Jefferies LLC (“Jefferies”). Pursuant to the ATM Program, we may offer and sell up to US$75.0 million of our ordinary shares in the form of ADSs, with each ADS representing eight ordinary shares, through Jefferies.

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

To effectuate the establishment of the ATM Program, we have entered into a Sales Agreement with Jefferies, acting as sales agent, forward purchaser and forward seller (the “Sales Agreement”). The Sales Agreement provides that, in addition to the issuance and sale of ADSs through Jefferies as sales agent, we may, from time to time, enter into forward sale agreements (each, a “Forward Sale Agreement”) with Jefferies, in its capacity as forward purchaser. To hedge each such Forward Sale Agreement, Jefferies or its affiliate will, at our request, attempt to borrow from third parties and then sell a number of ADSs equal to the number of ADSs underlying each such forward purchase agreement. We will not initially receive any proceeds from any sale of ADSs borrowed by Jefferies, or its affiliate, and sold through Jefferies. Instead, we expect to fully physically settle each Forward Sale Agreement, if any, with Jefferies on one or more dates specified by us on or prior to the maturity date of such Forward Sale Agreement. On physical settlement, we will receive aggregate net cash proceeds equal to the number of ADSs specified in such Forward Sale Agreement multiplied by the relevant forward price per ADS, as adjusted pursuant to the terms of such Forward Sale Agreement. However, subject to certain exceptions, we may also elect to cash settle or net share settle a particular Forward Sale Agreement, in which case we may not receive any proceeds from the issuance of ADSs, and we will instead receive or pay cash (in the case of cash settlement) or receive or deliver ADSs (in the case of net share settlement). As a result, the timing of any issuances of ADSs will depend on a variety of factors, including timing of sales under the ATM Program and the method of settlement of any Forward Sale Agreements. During the year ended June 30, 2024, no sales of our ordinary shares were made under the ATM Program

As of June 30, 2024, we had cash and cash equivalents of US$172.5 million, and we had an accumulated loss of US$579.7 million.

Funding Requirements

We believe that our existing cash and cash equivalents as of June 30, 2024, as well as the additional US$34.8 million net proceeds from the 2024 Equity Retail Offering, will enable us to fund our operating and research and development expenses into the third calendar quarter of 2025 and through the anticipated topline data readout dates for our Phase 3 clinical trials. We have based these estimates on assumptions and forecasts, including CRO, CDMO and labor costs, costs to retain and attract any required personnel and costs to engage additional consultants and advisors. We have in the past incurred significantly increased costs in connection with the activities conducted by third party CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials, and may continue to incur higher than expected costs for such activities in the future, including due to factors outside our control. If any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, including higher than expected CRO, CDMO or labor costs, then we will need to obtain additional financing earlier than our forecast to report top-line data. Further, while we expect to have sufficient funds into the third calendar quarter of 2025 and through the anticipated topline data readout dates for our Phase 3 clinical trials, we will not have sufficient funds to fully fund all anticipated costs of the Phase 3 clinical trials and Opthea will require additional funding to reach commercialization of Sozinibercept in any indication, including wet AMD.

We will need to raise significant additional funds to complete both trials’ two-year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch Sozinibercept, if approved, and meet the obligations under the Funding Agreement including the minimum cash condition and payment of development and commercialization costs in excess of funding received under the Funding Agreement. As a result of among other things certain obligations under the Funding Agreement and applicable law regarding liquidity, we expect to raise or obtain additional capital from external sources, in one or more transactions, earlier than the third calendar quarter of 2025 or anticipated topline data readout dates of our Phase 3 clinical trials.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, and seek marketing approval for, sozinibercept. In addition, if we obtain marketing approval for sozinibercept or any future product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. We have incurred and will continue to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

Conducting clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, sozinibercept or any future product candidate, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of sozinibercept and any future product candidate that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. We may also require external funding to meet the minimum cash condition under the Funding Agreement and to pay development and commercialization costs in excess of funding received under the Funding Agreement, including prior to the readout of top-line results for our Phase 3 clinical trials for sozinibercept for the treatment of wet AMD. For more information as to the risks associated with our future funding needs, see “Item 3D—Risk Factors—Risks Related to Our Financial Position and Need for Capital.”

Until we can generate a sufficient amount of revenue from the sale of approved products, if ever, we expect to finance our operating activities through our existing liquidity, including future financing activities, including a combination of equity offerings, including through our ATM program, exercise of the 2023 Investor Options and 2024 Investor Options, debt financings, collaborations, strategic alliances and licensing arrangements. However, the Funding Agreement limits the type of financings we may pursue in the future. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our equity holders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have in the past experienced delays in our Phase 3 clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third-parties that assist us with clinical development, including CROs, CDMOs and other service providers to prepare for and progress our Phase 3 clinical trials. We may also experience further delays in our clinical development of commercialization of sozinibercept for an indication, including due to factors and conditions set forth above or other factors that we cannot presently anticipate. Our present and future funding requirements, both short and long-term will depend on many factors, including, among other things:

•
the initiation, progress, timing, costs and results of our clinical trials for sozinibercept, including our pivotal Phase 3 clinical trials of sozinibercept in combination with anti-VEGF-A therapies for the treatment of wet AMD, and any future product candidates we may develop;
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
•
the increasing costs incurred or might be incurred by CROs and CDMOs in connection with our ongoing Phase 3 clinical trials of sozinibercept;
•
compliance with our contractual obligations, including under the Funding Agreement:
•
selling and marketing activities undertaken in connection with the commercialization of sozinibercept, together with the costs involved in the creation of a sales and marketing organization; and
•
the costs of operating as a public listed company in both Australia and the United States.

Commercial License Agreement with Selexis SA

In October 2013, we entered into a commercial license agreement, or the Selexis Agreement, with Selexis SA, or Selexis, under which Selexis granted us a non-exclusive, worldwide, sublicensable license under certain patents, know-how and other intellectual property controlled by Selexis to use certain cell lines, deliverables and materials provided by Selexis to manufacture sozinibercept and related products and to use, sell and otherwise exploit such products.

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

Development Funding Agreement

On August 12, 2022, we entered into a Development Funding Agreement (as amended and restated, the “Funding Agreement”) with Ocelot SPV LP ("Ocelot"), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Ocelot agreed to provide funding to support our development of sozinibercept for the treatment of wet AMD. On December 22, 2023, we entered into an Amended and Restated Development Funding Agreement with Ocelot as collateral agent, pursuant to which a new co-Investor (collectively with Ocelot, “Investors”) provided an additional US$50.0 million in funding, bringing the total funding received under the Funding Agreement to US$170.0 million, the maximum amount under the terms of the Funding Agreement.

Pursuant to the Funding Agreement, we will be required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the Funding Agreement, including pursuant to certain development timelines set forth therein

In return, Opthea will pay to Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due within 90 days after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter.

At the time that Investors receives an aggregate of four times the funding provided (US$680.0 million as Investors have funded the full US$170.0 million under the Funding Agreement) (the “Cap”), Opthea’s payment obligations under the Funding Agreement will be fully satisfied.

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

We will grant Investor a security interest in all of our assets (other than intellectual property not related to sozinibercept). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement (the “Release Date”). The Funding Agreement also includes customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date.

The Funding Agreement terminates upon the payment of all payments owing to Investor, unless earlier terminated by Investor if:

•
Opthea fails to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop sozinibercept as set forth in the Funding Agreement;
•
Opthea suffers a material adverse event;
•
there is a material adverse patent impact on Opthea’s intellectual property covering sozinibercept;
•
there are certain irresolvable disagreements within the joint steering committee overseeing Opthea’s development of sozinibercept;
•
the security interests of Opthea are invalidated or terminated other than as set forth in the Funding Agreement; or
•
any Phase 3 clinical trial of sozinibercept is completed or terminated and (1) the primary endpoint is not met or (2) Investor reasonably determines that the results of any such trial do not support regulatory approval.

The Funding Agreement may also be earlier terminated by Opthea if Investor fails to fund as provided in the Funding Agreement. The Funding Agreement may be terminated by either party (i) if the other party materially breaches the Funding Agreement (“Material Breach”), (ii) if sozinibercept fails to receive regulatory approval in the United States or European Union, (iii) upon the bankruptcy of the other party, (iv) if a serious safety concern arises in an sozinibercept clinical trial or (v) upon a change of control of Opthea.

In certain instances, upon the termination of the Funding Agreement, we will be obligated to pay Investor a multiple, which may vary based on the termination event of the amounts paid to us under the Funding Agreement, including specifically,

•
up to the Cap in the event that Investor terminates the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop sozinibercept as set forth in the Funding Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to Investor, or in the diligence room made available to Investor or (z) the security interests of Investor being invalidated or terminated other than as set forth in the Funding Agreement;
•
several multiples of such amounts in the event the Funding Agreement is terminated due to Material Breach by Opthea; and
•
a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Opthea’s development of sozinibercept.

In addition, if following certain events of termination of the Funding Agreement, Opthea continues to develop sozinibercept for the treatment of wet AMD and obtains Regulatory Approval, it will make the payments to Investor as if the Funding Agreement had not been terminated, less any payments made upon termination.

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

The payments required under the Funding Agreement are significant. Failure to generate sufficient revenue to make such payments if and as they become due, or failure to otherwise finance such payments would have a material adverse effect on our business. In addition, if we are unable to comply with our obligations under the Funding Agreement and/or one of the termination events described above occurs, our payment obligations thereunder may be accelerated. The acceleration of payments under the Funding Agreement would have a material impact on our business and we may not be able to make such payments at such time. We may also require additional external funding to meet the minimum cash condition under our development funding agreement with Investor, including prior to the readout of top-line results for our Phase 3 clinical trials for Sozinibercept (OPT-302) for the treatment of wet AMD. If we unable to obtain such additional external funding and as such are unable to meet the minimum cash condition, we are required to provide notice to the Investors. Under the Funding Agreement, upon receipt of such notice, the Investors have the option, but not the obligation, to contribute additional funds under the terms of the Funding Agreement if we are unable to raise sufficient capital in a timely manner. If the Investors choose not to contribute additional funds and we are unable to raise additional capital, we may become insolvent or may otherwise be in material breach under the Funding Agreement for failing to fund development and commercialization costs in excess of the funding received, which will result in significant payments becoming due under the Funding Agreement. Based on our current cash flow estimates, and in the absence of any additional external funding, we expect to be unable to meet the minimum cash condition prior to the third calendar quarter of 2025 and may have to provide notice to the Investors at such time.

Furthermore, the obligations under the Funding Agreement are secured by a lien on all of our assets (other than intellectual property not related to Sozinibercept (OPT-302)). The security interest will terminate when Investor receives payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement. A default under the Funding Agreement, including in the event of our insolvency or our inability to pay development and commercialization costs in excess of funding received under the Funding Agreement, may result in a foreclosure on our intellectual property and seizure of all of our assets and could result in us having to pay the Investors multiples of the amounts paid to us.

In addition, we may need to implement further internal controls and processes to ensure compliance with all obligations under the Funding Agreement, otherwise we could inadvertently default under it.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	2024	2023	2022

	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(161,015)	(120,608)	(71,335)
Net cash provided by investing activities	(33)	(22)	(17)
Net cash provided by financing activities	243,728	167,285	172
Net increase/(decrease) in cash and cash equivalents	82,680	46,655	(71,180)

Operating Activities

For the year ended June 30, 2024, net cash used in operating activities was US$161.0 million, attributable to a net loss of US$220.2 million adjusted for US$36.9 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$17.3 million, and inflow of a R&D tax incentive of US$5.9 million received. Non-cash adjustments of US$36.9 million consisted of add back of US$9.4 million in income tax benefit recognized in profit and loss and the remeasurement gain on the DFA of US$0.4 million offset by positive US$0.1 million in net exchange differences, fair value loss add back on the investor options of US$11.2 million, US$5.1 million in share-based payments, US$30.3 million of non-cash interest expense on the DFA and US$103 thousand in depreciation expense.

For the year ended June 30, 2023, net cash used in operating activities was US$120.6 million, attributable to a net loss of US$142.5 million adjusted for US$1.7 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$13.9 million, and inflow of a R&D tax incentive of US$6.3 million received. Non-cash adjustments of US$1.7 million consisted of US$5.9 million in income tax benefit recognized in profit or loss and the gain on remeasurement of the DFA of US$12.3 offset by US$0.5 million in net exchange differences, US$5.8 million in share-based payments, US$13.5 million of non-cash interest expense on the DFA and US$101 thousand in depreciation expense.

For the year ended June 30, 2022, net cash used in operating activities was US$71.3 million, attributable to a net loss of US$92.8 million adjusted for US$1.8 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$14.7 million, and inflows of a R&D tax incentive of US$4.9 million received. Non-cash adjustments of US$1.8 million consisted of US$6.3 million in income tax benefit recognized in profit or loss offset by US$2.8 million in net exchange differences, US$5.2 million in share-based payments and US$78 thousand in depreciation expense.

Investing Activities

For the years ended June 30, 2022, 2023 and 2024, net cash provided by investing activities was cash outflow of US$17 thousand, US$22 thousand and US$33 thousand, respectively, attributable to cash payments for the purchase of computer equipment.

Financing Activities

For the year ended June 30, 2024, net cash provided by financing activities was US$243.7 million, attributable to $158.8 million from capital placement, US$85.0 million under the Development Funding agreement. Net cash provided by financing activities also included US$89 thousand in respect of the payment of lease liabilities.

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

For the year ended June 30, 2022, net cash provided by financing activities was US$171 thousand, attributable to US$257 thousand received on the exercise of options granted to employees. Net cash provided by financing activities also included US$86 thousand in respect of the payment of lease liabilities

5C. Research and Development, Patents and Licenses

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

5D. Trend Information

For a discussion of trends, see “Item 4B—Business Overview,” “Item 5A—Operating Results” and “Item 5B—Liquidity and Capital Resources.”

5E. Critical Accounting Estimates

Critical Accounting Estimates

We believe that the following accounting policies involve a high degree of estimation and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See note 3 to our consolidated financial statements appearing elsewhere in this annual report for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with IFRS requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Development Funding - Financial liability

The Group evaluated the Funding Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA Investors was not considered substantive and genuine.

Accordingly, the Group has recorded payments received under the Funding Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. If the dates are delayed from those used at reporting date, it is expected that a remeasurement will result in a non‑cash gain.

At each reporting date, the Group reassess the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

At June 30, 2023 the Group performed a remeasurement of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed by twelve months, thus extending date of expected repayments. As the Group has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2023 was adjusted downward to reflect this delay. The remeasurement resulted in a non‑cash gain on revaluation of $12.3 million. This change is recorded on the Profit or Loss statement as a gain on remeasurement of financial liability.

If the timelines for approval and launch are accelerated, the Group would anticipate a remeasurement resulting in a non‑cash charge to be recognized in the Consolidated Statement of Profit or Loss.

Derivative Financial Liability - Investor options

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, we use the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss.

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

During the fiscal year ended June 30, 2024, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.

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

Interest Rate Risk

As of June 30, 2024, we had cash and cash equivalents of US$172.5 million, including US$80.7 million in short term deposit accounts. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates.

Foreign Currency Exchange Rate Risk

As a result of services provided by non-related entities in the United States, Canada, United Kingdom and Europe, part of our financial assets and liabilities and foreign currency denominated transactions are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions. We enter into forward rate foreign exchange rate contracts in respect of the settlement of supplier invoices denominated in U.S. dollars to mitigate the risk of movements in the Australian dollar and U.S dollar exchange rates. As of June 30, 2024 and June 30, 2023, we had US$141.4 million and US$60.4 million, respectively, in net exposure to the Australian dollar and U.S. dollar, primarily in payables and cash. An increase or decrease of the Australian dollar to U.S. dollar exchange rate by 10% would increase our after-tax loss by US$9.0 million (2023: US$3.8 million) or decrease our after tax loss by US$11.0 million (2023: US$4.7 million), respectively. As we continue our clinical development activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the British Pound, Euro and Canadian dollar during the years ended June 30, 2023 and 2024.

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

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

The following table sets forth information relating to our directors, senior management and key employees as of June 30, 2024.

Name	Age	Position
Senior Management and Key Employees
Fred Guerard (1)	52	Chief Executive Officer
Megan Baldwin, Ph.D.	49	Chief Innovation Officer and Executive Director
Peter Lang (1)	52	Chief Financial Officer
Timothy E Morris (2)	62	Chief Financial Officer
Karen Adams	53	Vice President Finance and Company Secretary
Judith Robertson	64	Chief Commercial Officer
Kevin Bitter	32	Vice President, Strategy & Corporate Development
Joel Naor (3)	61	Chief Medical Officer
Mark O’Neill	58	Vice President Chemistry, Manufacturing and Controls
Fang Li	60	Senior Vice President Regulatory
Julie Clark	49	Senior Vice President Clinical Development
Bruno Gagnon	56	Senior Vice President Global Clinical Operations
Non-Employee Directors
Julia Haller, M.D.	69	Director
Jeremy Levin, D.Phil, MB BChir	70	Chairperson
Lawrence Gozlan	45	Director
Sujal Shah	51	Director
Susan Orr	62	Director
Anshul Thakral	46	Director
Daniel Spiegelman (4)	66	Director
Quinton Oswald	73	Director

(1) Dr Guerard and Mr. Lang were appointed October 27, 2023.

(2) Mr. Morris's employment was terminated October 24, 2023.

(3) Dr. Naor resigned on July 15, 2023.

(4) Mr.Spiegelman resigned as a director in April 2024.

The business addresses for our senior management and board of directors is Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia.

Senior Management and Key Employees

Frederic Guerard, PharmD, MS has served as our Chief Executive Officer since October 2023. Dr. Guerard’s career in the pharmaceutical industry spans over 25 years and includes multiple leadership, strategic and commercial roles. Dr.Guerard served as the Chief Executive Officer of Graybug Vision, Inc., a clinical-stage pharmaceutical company developing potentially transformative therapies for ocular diseases. He led the clinical development of a late-stage wet AMD product candidate. Dr.Guerard led the merger of Graybug with CalciMedica, Inc. and remains a non-executive Board member of CalciMedica. Before Graybug, Dr.Guerard acted as the Worldwide Business Franchise Head of Ophthalmology at Novartis. In this role, he successfully led the integration of Novartis retina and Alcon Pharmaceuticals and accelerated the rejuvenation of the product pipeline through strategic acquisitions and licensing transactions in dry-eye, presbyopia, and inherited retinal diseases. Prior to this role, he served as Global Franchise Head of Pharmaceuticals at Alcon. He has also held multiple leadership positions at Novartis, including Head of United Kingdom and Ireland, Head and Country President of Australia and New Zealand, Head of Marketing and Sales for Emerging Growth Markets Region, Head and Country President Egypt, and Cluster Head North and West Africa. He has served on the Board of the Association of the British Pharmaceutical Industry (ABPI) and on the Board of Medicines Australia.

Megan Baldwin, Ph.D., has served as our Founder, Chief Executive Officer and Executive Director since October 2023. From October 2023. Previously, Dr. Baldwin has served as our Chief Executive Officer and Managing Director from February 2014 until October 2023 Dr. Baldwin has served as our Founder, Chief Innovation Officer and Executive Director. Since joining our company in 2008, Dr. Baldwin has held various positions, including Head of Preclinical R&D from February 2009 to November 2012 and Chief Executive Officer of Opthea Pty Ltd., previously a wholly-owned subsidiary, from November 2012 to December 2015. Dr. Baldwin has over 20 years of experience focusing on angiogenesis and therapeutic strategies for ophthalmic and cancer indications. Prior to joining our company, Dr. Baldwin was employed at Genentech, Inc. (now a subsidiary of the Roche Group), a leader in the field of angiogenesis-based therapies for cancer and other diseases. Dr. Baldwin earned a Bachelor of Science with Honours and a Ph.D. in Medicine from the University of Melbourne. We believe that Dr. Baldwin’s business expertise and her daily insight into corporate matters as our Chief Innovation Officer qualify her to serve on our board of directors.

Peter Lang, has served as our Chief Financial Officer since October 2023. Mr. Lang comes to Opthea with over 25 years of experience delivering strategic, operational, and financial solutions, with deep expertise in the healthcare and biopharmaceutical sectors. He has held leadership roles at biopharmaceutical companies and well-recognized global and boutique investment banks. In addition, Mr. Lang has a long track record of working with management teams and boards to optimize companies’ growth plans, capital structures, and return on capital. Prior to joining Opthea, Mr. Lang served as the Chief Financial Officer of Aerie Pharmaceuticals, Inc., a fully integrated pharmaceutical company focused on the discovery, development, and commercialization of first-in-class ophthalmic therapies for the treatment of patients with eye diseases. He co-led the successful strategic and financial repositioning of Aerie, including reinvigorating its commercial glaucoma franchise, refocusing the R&D pipeline, and improving the financial and operation results of the Company, ultimately resulting in a ~$950 million cash acquisition of Aerie by Alcon AG. Before Aerie, Peter was Managing Director and Partner at Ridge Advisory, LLC, a boutique advisory and banking firm. Prior to his work at Ridge Advisory, Mr. Lang served in various leadership roles in the healthcare investment banking divisions of well-respected firms, including HSBC, Bank of America Merrill Lynch, UBS Investment Bank, and Leerink Partners.

Timothy Morris, served as our Chief Financial Officer from October 2022 to October 2023. Mr. Morris is a veteran pharmaceutical executive with extensive professional finance and accounting background in both public and private companies, including over 25 years in public biotechnology companies as CFO. Prior to joining Opthea, he served as Chief Operating Officer/Chief Financial Officer at Humanigen, Inc. since August 2020. Previously, Mr. Morris was Chief Financial Officer of Iovance Biotherapeutics which raised over US$1 billion in four offerings to fund expansion of the clinical development program, build manufacturing capability and to prepare for commercialization. Prior to IOVA, Mr. Morris was Chief Financial Officer of AcelRx Pharmaceuticals, VIVUS Inc., and Questcor Pharmaceuticals Inc. He is currently on the Board of Directors of DBV Technologies S.A., Aquestive Therapeutics, Humanetics Corporation and Univercells S.A. Mr. Morris earned his Bachelor of Science in Business from California State University, Chico.

Karen Adams, has served as our Vice President Finance since May 2021 and as our Company Secretary since June 2021. Prior to joining Opthea, Ms Adams was the Chief Financial Officer of the Victor Smorgon Group, an investment management company, from December 2018 to May 2021. From February 2014 to August 2018, she served as the Director of Finance of Nexvet Biopharma Pty Ltd, a veterinary biologic therapeutics company. Karen holds a Graduate Degree in Business from Swinburne University and is a member of the Australian Society of Chartered Accountant, Graduate of Australian Institute of Company Directors and a Fellow of the Institute of Company Secretaries.

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

Julie Clark MD has served as our Senior Vice President of Clinical Development of Opthea since February 2024. Dr. Clark brings more than 15 years of experience in ophthalmology and clinical development, encompassing expertise in early and late-stage development programs, regulatory submissions, and approvals. Her impactful contributions contributed to the approval and successful launches of several pivotal retinal therapies, including Eylea, Jetrea, and Beovu. Previously, as the Chief Medical Officer at Adverum, Dr. Clark played a pivotal role in pioneering intravitreal gene therapy for retinal diseases. In her most recent role as Vice President Clinical Development at IvericBio, an Astellas Company, she led the clinical development program that culminated in the August 2023 FDA approval of Izervay – an innovative complement inhibitor indicated for the treatment of geographic atrophy secondary to age-related macular degeneration. Dr. Clark earned an M.D. from Wake Forest University School of Medicine and holds a B.S. in Biology from Wake Forest University. Additionally, she earned an M.S. in Biotechnology from the Center for Biotechnology Education and Advanced Biotechnology Studies at Johns Hopkins University. Her academic achievements underscore her commitment to excellence in ophthalmology, medical research, and patient care

Fang Li PhD has served as our Senior Vice President Regulatory Affairs of Opthea since February 2024. Dr. Li is an accomplished regulatory affairs professional with over three decades of experience in pharmaceutical development and regulatory affairs. She has held leadership positions at Novartis, Alcon, and Bausch & Lomb, where her contributions encompass health authority interactions, U.S. Food and Drug Administration advisory committee meetings, and guiding regulatory teams. Dr. Li’s significant achievements include her pivotal role in securing FDA approvals for numerous ophthalmology products, including Jetrea, Lotemax Ointment, and Systane Complete. She also contributed to the development and registration of critical medicines, including Beovu, Pazeo, Lotemax Gel, Besivance, and Vyzulta. Dr. Li received a Regulatory Affairs certification in 2005. She possesses a comprehensive skill set that spans various pharmaceutical domains including expertise in Chemistry, Manufacturing, and Controls, clinical development, product labeling, advertising and promotion.

John Han PharmD has served as our Vice President, Medical Affairs of Opthea since April 2024. Dr. Han’s career in biotechnology and pharmaceutical industry spans over 25 years, with 19 years in ophthalmology. He brings experience in early and late-stage drug development in both anterior and posterior ophthalmology. He has a proven track record of success in supporting several product launches, including launch of Eylea for multiple retinal indications. Recently, Dr. Han held the position as Vice President of Medical Affairs at Adverum. He has held various prominent leadership positions in the industry as well as in pharmacy practice. Industry experience spans various therapeutic areas in ophthalmology, oncology, cardiology, and metabolism, working with small molecules, biologics, and gene therapies. Prior experience includes work at Regeneron, Amgen, Chiron, and Bayer. He also served as a faculty member in academia. Dr. Han holds a PharmD from University of California San Francisco School of Pharmacy and a graduate from University of California Berkeley in Immunology and Microbiology.

Mark O Neill MSc. B Chem Eng, has served as our Vice President of Chemistry, Manufacturing and Controls since January 2022. Mr. O’Neill was most recently head of Process Development for Avexis Gene therapies where he orchestrated all product development and technical operations activities pertaining to the startup and licensure of Zolgensma drug substance manufacturing at the Colorado site. Prior to Avexis, he was Vice President and General Manager of the Thermo Fisher Groningen Single Use Biologics Manufacturing Facility in Groningen, The Netherlands, where he oversaw all operations including startup of commercial manufacturing and initial commercial licensure at the facility. Mr. O’Neill has over 30 years of experience in the manufacturing of biopharmaceuticals including 20 years with Amgen where he gained extensive experience in all aspects of lifecycle management including Quality, Engineering, Production, Development, Supply Chain and Business Development. Mark holds a Master of Science Degree from Colorado School of Mines in Environmental and Chemical Engineering and a Bachelor of Science Degree in Chemical Engineering from the University of Colorado

Bruno Gagnon, has served as our Senior Vice President, Global Clinical Operations since July 2022. Mr Gagnon is former Sr. Vice President of Development Operations at Eidos Therapeutics, a BridgeBio company in San Francisco, CA. Mr. Gagnon also served as Vice President of Clinical Operations at BioMarin Pharmaceutical. Previously, held positions of increasing responsibilities at Roche Diagnostics, Chiron and Hoechst Marion Roussel (now Sanofi). Over his 30-year career, functions under his leadership have included Global Clinical Trial Management, Patient Advocacy, Medical Writing, Outsourcing and Contracts, Supply Chain Management, Clinical Data Management, Clinical Systems, Document Management and Clinical Training. He has earned a Bachelor’s Degree from the School of Pharmacy, Laval University and a Master’s in Pharmaceutical Sciences from University of Montreal, both in Quebec, Canada.

Kevin Bitter has served as our Vice President & Corporate Strategy since November 22, 2023. Kevin brings broad experience in strategic planning and corporate development for life sciences companies, including two completed M&A transactions. Most recently, he led business development at Graybug Vision to in-license several development programs for retinal and corneal diseases. Prior to Graybug, he was responsible for strategic projects at Corium. Kevin holds a BS in Finance and Marketing from New York University.

Non-Employee Directors

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

Quinton Oswald has served as a member of our board of directors since April 2022. Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the U.S, Europe and South Africa. From April 2016 to December 2018, Mr. Oswald was the Chief Executive Officer of Notal Vision, a commercial stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. From April 2013 to April 2016, Mr. Oswald served as the President and Chief Executive Officer of Neurotech Pharmaceuticals, a biotechnology research company, and from September 2010 to April 2013, as the Chief Executive Officer of SARcode Bioscience, an ophthalmic biopharmaceutical company. We believe Mr. Oswalds extensive leadership experience in biotechnology companies qualifies him to serve on our board of directors.

Sujal Shah has served as a member of our board of directors since April 2024.Mr. Shah is an accomplished biopharmaceutical executive with extensive leadership and product development experience and a track record in capital formation that complements the deep expertise in retinal disease, especially wet AMD, of the Opthea Board. Most recently, Mr. Shah served as President and Chief Executive Officer of CymaBay Therapeutics which was acquired by Gilead Sciences for approximately $4.3 billion in total equity value in March 2024

Daniel Spiegelman has served as a member of our board of directors since September 2020 to his resignation in April 2024. From May 2012 to January 2020, Mr. Spiegelman served as Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc., a biotechnology company. Mr. Spiegelman currently serves as Board Chairman for Tizona Therapeutics, and Audit Committee Chairman and for Myriad Genetics (NASDAQ: MYRD), Spruce Biosciences (NASDAQ: SPRB), Maze Therapeutics and Kyverna Therapeutics, and has previously served as board director for several other companies. Mr. Spiegelman has also served as a Venture Partner with Samsara BioCapital Since May 2023. From October 2008 to March 2018, Mr. Spiegelman served as a member of the board of directors of Cascadian Therapeutics, Inc., a publicly held biotechnology company that was acquired by Seattle Genetics, Inc. in 2018. From May 2009 to May 2012, Mr. Spiegelman served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. Mr. Spiegelman has also served as a member of the board of directors of Myriad Genetics, a molecular diagnostic company, since May 2020. Mr. Spiegelman earned a Bachelor of Arts from Stanford University and a Master of Business Administration from the Stanford Graduate School of Business. We believe Mr. Spiegelman’s extensive leadership experience in biotechnology and pharmaceutical companies qualify him to serve on our board of directors.

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

Board Diversity Matrix (As of August 6, 2024)
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

Remuneration of Senior Management

For the fiscal year ended June 30, 2024, the aggregate cash remuneration paid to our senior management was US$2,805,182 (2023:US$2,420,219).

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

Remuneration of Non-Employee Directors

Our non-employee directors receive a fixed fee annually, which is reviewed by our board of directors on an annual basis. Dr. Orr and Mses. Haller, and Messrs. Oswald, Thakral and Gozlan are each entitled to an annual fixed fee of US$50,000/A$65,700,. Mr. Spiegelman was entitled to an annual fixed fee of US$75,000 (inclusive of fees for his service as chairperson of the audit and risk committee and nominations and governance committee member fee up until his resignation). Mr Shah is entitled to an annual fix fee of US$70,000 (inclusive of fees for his service as chairperson of the audit and risk committee) pro rata for the service period served. Dr. Levin is entitled to an annual fixed fee of US$75,000 (for his service as chairperson of the board of directors). Board members are entitled to an annual fixed fee of US$10,000/A$13,140 for service as Chair of any other committees and US$5,000/A$6,570 for service on any other committee in a non-Chair role. Unless otherwise noted, the fixed fees cover both service on the board of directors and committees of the board of directors. The remuneration of our non-employee directors is reviewed by our board of directors on an annual basis. Non-employee directors are not provided with retirement benefits apart from statutory superannuation, which is only applicable to Australian resident directors. Non-employee directors are reimbursed for costs directly related to conducting business related to their service on our board of directors.

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

For the fiscal year ended June 30, 2024, the aggregate cash remuneration paid to our non-employee directors was US$715,794 (2023:US$615,492), including Nil in cash reimbursements.

Employment Agreements with Senior Management

The key provisions of the employment agreements are set out below for each member of our senior management. None of these employment agreements have termination dates. The base salary under the employment agreements may be increased by the board of directors from time to time.

Officer	Date of Agreement	Base Salary	Termination without Cause	Benefits upon Termination without Cause
Fred Guerard Chief Executive Officer (from October 27, 2023)	October 27, 2023	US$550,000 per year	Not less than twelve months' notice or payment in lieu of notice period (if by us)	Upon notice of termination by us any options that have vested or will vest during the notice period will be released, all other options will lapse at the discretion of our board of directors
Megan Baldwin, Ph.D. Chief Innovation Officer and Executive Director	April 23, 2014	A$609,500 per year	Not less than three months’ notice (if by employee) Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors.
Karen Adams Vice President Finance and Company Secretary	June 15, 2021	A$353,510 per year	Not less than three months’ notice (if by employee) Not less than three months’ notice or payment in lieu of notice period (if by us	Not applicable.
Peter Lang Chief Financial Officer (from October 27, 2023)	October 27, 2023	US$500,000 per year	Not less than twelve months' notice or payment in lieu of notice period (if by us)	Upon notice of termination by us any options that have vested or will best during the notice period will be released, all other options will lapse at the discretion of our board of directors
Timothy Morris Chief Financial Officer (until October 24, 2023)	October 24, 2022	US$475,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors
Judith Robertson Chief Commercial Officer	January 1, 2022	US$413,400 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors

Upon termination of employment, our senior management are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Remuneration of Our Non-Employee Directors and Senior Management During the Fiscal Year Ended June 30, 2024

Details of the remuneration of our non-employee directors and senior management for the fiscal year ended June 30, 2024 are set forth below in US$.

		Short- Term Incentive		Post- Employment
	Salary/ Fees(1)	Cash Bonus(2)	Benefits	Superannuation/401k plan	Termination	Share- Based Payment	Total
Non-Employee Directors
Anshul Thakral (3)	$60,852	$—	$—	$—	$—	$42,866	$103,718
Daniel Spiegelman (8)	56,327	—	—	—	—	390,830	447,157
Jeremy Levin	76,950	—	—	—	—	232,475	309,425
Julia Haller	58,049	—	—	—	—	112,202	170,251
Lawrence Gozlan(4)	310,247	—	—	—	—	480,268	790,515
Quinton Oswald	71,098	—	—	—	—	64,708	135,806
Sujal Shah (5)	16,722	—	—	—	—	—	16,722
Susan Orr	65,549	—	—	—	—	64,708	130,257
Senior Management					—
Fred Guerard (6)	373,012	187,030	31,701	5,526	—	720,870	1,318,139
Megan Baldwin, Ph.D.	399,470	144,446	—	58,257	—	757,529	1,359,702
Peter Lang (6)	339,102	127,520	36,072	5,026	—	653,558	1,161,278
Timothy Morris (7)	160,340	—	1,319	—	475,000	(109,703)	526,956
Karen Adams	231,693	42,447	—	30,230	—	161,798	466,168
Judith Robertson	413,400	148,824	37,264	4,252	—	111,355	715,095
Joel Naor	26,534	—	—	1,714	—	(468,848)	(440,600)

(1)
For our non-employee directors, amounts set forth in this column include our reimbursement of expenses incurred in connection with performance of services relating to board service.
(2)
Bonuses are paid in the fiscal year following the year in which they were earned.
(3)
Mr Anshul Thakral was appointed as a non-executive director on June 7, 2023.
(4)
Mr.Gozlan received a payment of $125,00 under consultancy agreement for assisting in the 2023 capital raise.and received a bonus for assisting with the DFA funding of A$150,000 Mr. Gozlan’s annual director fee is A$65,700.
(5)
Mr Sujal Shah was appointed as a non-executive director on April 4, 20243.
(6)
Dr. Guerard and Mr Lang were appointed as CEO and CFO, respectively on October 27, 2023.
(7)
Mr. Timothy Morris was appointed as CFO on October 24, 2022 and was terminated on October 24, 2023.
(8)
Mr. Spiegelman resigned as a director in April 2024.

Details of options held by our non-employee directors and senior management as of June 30, 2024 are set forth below.

	Number of Options/rights/ADS Options	Grant Date	Exercise Price	Percentage Vested(1)	Last Vesting Date	Expiration Date
Non-Employee Directors(2)
Lawrence Gozlan	2,000,000	10/12/2020	$3.24	100%	10/11/2023	10/11/2024
Lawrence Gozlan	500,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Lawrence Gozlan	2,000,000	11/16/2022	0.658	21%	11/15/2032	11/16/2032
Lawrence Gozlan	500,000	11/30/2023	0.382	19%	11/30/2026	11/30/2033
Julia Haller	2,000,000	10/19/2021	0.948	50%	10/19/2024	10/18/2025
Jeremy Levin	3,000,000	01/19/2021	1.56	75%	01/19/2024	01/18/2025
Jeremy Levin	3,000,000	11/30/2023	0.38	19%	11/30/2026	11/30/2033
Michael Sistenich	1,500,000	11/16/2022	0.658	21%	11/29/2019	11/29/2022
Daniel Spiegelman	2,000,000	10/12/2020	2.16	75%	10/11/2023	10/11/2024
Daniel Spiegelman	2,000,000	11/16/2022	0.672	21%	11/15/2032	11/16/2032
Daniel Spiegelman	150,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Susan Orr	1,000,000	04/21/2022	0.948	75%	04/21/2025	04/20/2026
Quinton Oswald	1,000,000	04/21/2022	0.948	75%	04/21/2025	04/20/2026
Anshul Thakral	1,000,000	11/30/2023	0.382	19%	11/30/2026	11/30/2033

Senior Management
Fred Guerard (3)	1,400,000	10/27/2024	1.66	0%	10/27/2028	11/27/2033
Fred Guerard(3)	600,000	10/27/2024	1.66	0%		11/27/2033
Megan Baldwin, Ph.D. (4)	3,000,000	11/16/2022	0.658	21%	11/29/2019	11/29/2022
Megan Baldwin, Ph.D. (4)	1,600,000	10/19/2021	Nil	11%	09/30/2024	10/18/2031
Megan Baldwin, Ph.D. (4)	500,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Megan Baldwin, Ph.D. (4)	3,000,000	11/30/2023	0.261	19%	11/30/2026	11/30/2033
Peter Lang (3)	1,300,000	27/10/2024	1.660	0%	10/27/2028	11/27/2033
Peter Lang (3)	300,000	27/10/2024	1.660	0%		11/27/2033
Tim Morris (3)	300,000	10/24/2022	4.850	0%	10/23/2032	10/24/2032
Karen Adams (4)	800,000	06/06/2022	1.460	75%	06/06/2025	06/05/2032
Karen Adams (4)	150,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Karen Adams (4)	800,000	10/10/2023	0.205	0%	10/10/2027	10/10/2033
Judith Robertson (4)	2,000,000	10/19/2021	0.948	50%	10/19/2024	10/18/2025
Joel Noar (3)	300,000	03/01/2022	6.090	25%	02/28/2026	03/01/2032

(1)
No options lapsed or were forfeited during the fiscal year ended June 30, 2024 or 2023.
(2)
Non-employee director options are in ordinary shares.
(3)
ADS options (one ADS option equals 8 ordinary shares).
(4)
Options in ordinary shares.

6C. Board Practices

Board of Directors

Our board of directors currently consists of eight members, including Dr. Baldwin, our Chief Innovation Officer and Executive Director. Directors are elected at our annual general meeting of shareholders. Under our Constitution, at the close of each annual general meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors must retire. In addition, a director, other than the managing director, must retire from office at the conclusion of the third annual general meeting of shareholders after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office. A retiring director remains in office until the end of such shareholder meeting and will be eligible for re-election at that meeting.

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

Our board of directors has delegated responsibility for the management of our businesses to the Chief Executive Officer but remains responsible for overseeing the performance of management. The principal roles and responsibilities of our board of directors include the following:

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

Board Committees

To assist with the effective discharge of its duties, the board of directors has established an Audit and Risk Committee, a Remuneration Committee, Research and Development Committee and a Nomination and Governance Committee. Each committee operates under a charter approved by our board of directors, which sets forth the purposes and responsibilities of the committees as well as qualifications for committee membership, committee structure and operations and committee reporting to the board of directors.

Audit and Risk Committee

The members of our Audit and Risk Committee are Messrs. Shah, Oswald and Dr Orr. Our board of directors has determined that each of Messrs. Shah and Oswald and Dr Orr satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Shah. Our board of directors has determined that Mr. Shah is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Remuneration Committee

The members of our Remuneration Committee are Messrs. Gozlan Thakral and Oswald. The chairperson of our Remuneration Committee is Mr. Gozlan. The objectives of the Remuneration Committee are to link remuneration to the creation of shareholder value, to offer competitive and appropriate remuneration for the business performance delivered and to put into place a remuneration framework that reflects the responsibilities of senior management while being sufficiently competitive to attract and retain high caliber performers. The charter of our Remuneration Committee requires the committee to consist of at least three directors, a majority of whom must be independent. The chairperson of our Remuneration Committee must be an independent director. The Remuneration Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Remuneration Committee include:

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

Nomination and Governance Committee

The members of our Nomination and Governance Committee are Messrs. Thakral, Gozlan, and Levin. The chairperson of our Nomination and Governance Committee is Mr. Thakral. The role of the Nomination and Governance Committee is to assist our board of directors by identifying, reviewing and evaluating individuals qualified to become members of our board of directors, reviewing and recommending the nomination of directors and assisting the board of directors with other related tasks. The charter of our Nomination and Governance Committee requires the committee to consist of at least three directors, the majority of whom must meet the independence recommendations of the ASX Corporate Governance Council (as well as all applicable laws and regulations) and each of whom must be free of any relationship that, in the opinion of the board of directors, would interfere with his or her exercise of independent judgment. The members of the Nomination and Governance Committee will be appointed annually by the board of directors. The Nomination and Governance Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Nomination and Governance Committee include:

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

•
annually review its own performance.

Research and Development Committee

The members of our Research and Development Committee are Messrs. Thakral, Oswald, and Dr Haller and Dr Orr. The chairperson of our Research and Development Committee is Dr Orr. The role of the Research and Development Committee is to guide and oversee and implement Opthea's Research and Development strategy of and recommend or make such changes to the strategy as the Committee may deem to be appropriate, including by not limited to the clinical development strategy, including the planning and design of clinical studies, Opthea's interactions with regulatory authorities and over all regulatory strategy and processes for products and the manufacture and supply of Opthea's product candidates. The charter of our Research and Development committee requires the committee to consist of at least three directors, the majority of whom must meet the independence recommendations of the ASX Corporate Governance Council (as well as all applicable laws and regulations) and each of whom must be free of any relationship that, in the opinion of the board of directors, would interfere with his or her exercise of independent judgment. The members of the Research and Development Committee will be appointed annually by the board of directors. The Research and Development Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Research and Development Committee include:

•
assisting the Board in overseeing Opthea scientific, technical, research and development strategy and the implementation thereof;
•
review and provide input on the Intellectual Property portfolio;
•
review and provide input on Regulatory Affairs strategy;
•
review and provide input on CMC;
•
review and provide input on Clinical Trial design and strategies; and
•
provide assistance as requested, to the Remuneration Committee in setting performance goals under Opthea's incentive compensation program and reviewing the performance results in respect of Research & Development goals and objectives.

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

6D. Employees

As of June 30, 2024, we had thirty-four full-time employees, fifteen of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2024, our employees were based in Australia (8) and the United States (26), with seventeen (27) employees in our research and development and commercialization department and seven employees in our general and administrative department.

6E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6B—Compensation” and “Item 7A—Major Shareholders.”

6F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable. The Company adopted a clawback policy in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, Exchange Act Rule 10D-1 and Nasdaq Listing Rule 5608, effective October 2, 2023. The clawback policy is attached as Exhibit 97.1 to this annual report.

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 20, 2024, for:

•
each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
•
each member of our senior management;
•
each of our directors; and
•
all of our directors and senior management as a group.

To our knowledge, as of the date of this annual report, 92,468,272 of our ordinary shares (11,558,534 ADRs) were held by one record holder in the United States, representing approximately 7.0% of our total outstanding shares. The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of August 20, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations of the percentage of beneficial ownership are based on 1,231,094,617 ordinary shares (including ordinary shares in the form of ADSs) issued and outstanding as of August 20, 2024.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Opthea Limited, Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Funds affiliated with Regal Funds Management Pty Ltd.(1)	312,995,827	25.4%
Funds affiliated with Baker Bros. Advisors L.P.(2)	28,100,345	2.3
Directors and Senior Management
Megan Baldwin, Ph.D.(3)	3,531,354	*
Fred Guerard	—	—
Peter Lang	—	—
Karen Adams(4)	750,000	*
Julia Haller(5)	2,000,000	*
Lawrence Gozlan(6)	5,326,215	*
Jeremy Levin, DPhil, MB BChir(7)	3,615,057	*
Susan Orr (8)	750,000	*
Quinton Oswald (9)	750,000	*
Judith Robertson(10)	2,000,000	*
Daniel Spiegelman(11)	3,914,234	*
Anshul Thakral(12)	194,521	*
Sujal Shah	—	—
All directors and senior management as a group (eleven persons)	22,831,381	1.9%

* Represents beneficial ownership of less than 1%.

- Represents unexercised options

Mr. Sujal Shah is expected to receive options upon shareholder approval at the 2024 AGM and Dr Guerard and Mr Lang has no exercisable options until post one full year of employment.

(1)
Consists of (i) 289,736,603 ordinary shares and (ii) 2,907,403 ADSs held by funds affiliated with Regal Funds Management Pty Ltd., referred to together as the Regal Funds. This information is based on the public filings with the SEC or ASX as of August, 20 2024. As disclosed in the Company's Form 6-K dated June 12, 2024 funds affiliated with Regal Funds Management Pty Ltd. had a pro rata entitlement under the 2024 ANREO to take up 108,936,750 ordinary shares and also entered into a sub-underwriting arrangement with the Australian underwriter of the 2024 ANREO under which such funds affiliated with Regal Funds Management Pty Ltd. sub-underwrote the subscription of up to 212,607,736 ordinary shares in the 2024 ANREO. Regal Funds Management Pty Ltd. is the investment manager for each of such funds holding our ordinary shares. Philip King and Craig Collie are the Chief Investment Officer and portfolio manager, respectively, of Regal Funds Management Pty Ltd. and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the affiliated funds. Philip King and Craig Collie disclaim beneficial ownership of the ordinary shares held by the Regal Funds except to the extent of their pecuniary interest. The address for Regal Funds Management Pty Ltd. is Level 47, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.
(2)
Consists of (i) 28,100,345 ordinary shares held by Baker Brothers Life Sciences L.P. and 2,253,850 ordinary shares held by 667, L.P., including 20,709,160 Ordinary Shares of the Issuer that are represented by 2,588,645 ADS. This information is based on the public filings with the SEC or ASX as of August 20, 2024. Baker Bros. Advisors (GP) LLC is the sole general partner of Baker Bros. Advisors LP. The managing members of Baker Bros. Advisors (GP) LLC are Julian C. Baker and Felix J. Baker and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the Baker Brothers Life Sciences, L.P. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the ordinary shares held by the Baker Brothers Life Sciences, L.P. except to the extent of their pecuniary interest therein. The address for Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Julian C. Baker, Felix J. Baker and the Baker Brothers Life Sciences, L.P. is 860 Washington Street, 3rd Floor, New York, New York 10014.
(3)
Consists of (i) 195,2991 ordinary shares beneficially owned and (ii) 3,659,343 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of August 20, 2024.
(4)
Ms. Adams joined as Company Secretary in June 2021.Consists of 750,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which option were granted on June 6, 2022 and October 13, 2023.
(5)
Dr Julia Haller joined our board of directors in June 2021 Consists of 1,500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which options was granted on October 19, 2021.
(6)
Consist of (i) 1,877,357 ordinary shares beneficially owned and (ii) 3,448,858 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 202 2024, which option were granted on October 12, 2020, November 16, 2022 and November 30, 2023.
(7)
Consists of (i) 31,496 ordinary shares beneficially owned and (ii) 3,583,561 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which options were granted on January 19, 2021.
(8)
Dr. Orr joined our board of directors in April 2022. Consists of 750,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which option was granted on April 21, 2022.
(9)
Mr. Oswald joined our board of directors in April 2022. Consists of 750,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which option was granted on April 21, 2022.

(10)
Ms. Robertson joined our board of directors in June 2021 and resigned on January 1, 2022. Ms. Robertson was appointed as Chief Commercial Officer in January 2022.Consists of 1.500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which option was granted on October 19, 2021.
(11)
Mr. Spiegelman joined our board of directors in September 2020 and resigned in April 2024. Consists of 3,162,374 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which options were granted on October 12, 2020, November 16, 2022 and November 30, 2023.
(12)
Mr. Thakral joined our board of director in June 2023. Consists of 194,521 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of August 20, 2024, which option was granted on November 30, 2023.

.

7B. Related Party Transactions

Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea..

Trading transactions

During the year, the Company entered into the following transactions with related parties:

	Consolidated
	Purchase of Service (US$)
	2024	2023	2022
Ocelot	—	—	—
Launch Tx	2,700,000	900,000	—
Mr Lawrence Gozlan	—	—	—
Saama Technologies	342,762	—	—

Transactions with Launch TX relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

	Consolidated
	Amounts owed to related parties (US$)
	2024	2023	2022
Ocelot	141,554,653	85,660,000	—
Launch Tx	—	900,000	—
Lawrence Gozlan	—	—	—
Saama Technologies	—	—	—

Amounts owed to Ocelot and Co Investor relate to the Development Funding Agreement and carry an effective rate of 23%.

	Consolidated
	Amounts owed to related parties* ( US$)
	2024	2023	2022
Ocelot	—	—	—
Launch Tx	3,150,000	—	—
Mr. Lawrence Gozlan	—	—	—
Saama Technologies	24,238	—	—

*The above amounts represent prepayments.

Amounts due to related parties relates to the services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which was entered into in March 2023. Amounts due to Saama Technologies relate to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28,2023 Mr. Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the 2023 Equity Offering. The consultancy agreement was effective for the financial year June 30, 2024 and ended at the completion of the 2023 Equity Offering in September 2023. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125,000 for the year ended June 30, 2024.

Other than compensation arrangements which are described under “Item 6B—Compensation” or as disclosed below, from July 1, 2023 through the date of this annual report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

We have entered into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds, with Megan Baldwin, Ph.D., Timothy Morris, Karen Adams, Lawrence Gozlan, Julia Haller, Jeremy Levin, Susan Orr, Quinton Oswald, Anshul Thakral, Sujal Shah and Daniel Spiegelman, each a non-employee director (or former non-employee director for Mr. Spiegelman), or executive officer (or former executive officer for Mr. Morris). Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in their capacity as our or our subsidiaries’ director or officer and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds provide that the indemnities are unlimited as to amount, continuous and irrevocable.

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

10C. Material Contracts

For information on our material contracts, see “Item 4B—Business Overview—Our Commercial License Arrangement with Selexis SA,” “Item 5B—Liquidity and Capital Resources—Sources and Uses of Liquidity,” and “Item 5B–Liquidity and Capital Resources–Development Funding Agreement .”

10D. Exchange Controls

The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre (or "AUSTRAC”), which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply.

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

We believe we were a PFIC for our taxable year ended June 30, 2024, and based on the nature and composition of our income, assets, activities and market capitalization, we may be a PFIC in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

For years in which we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to our subsidiaries.

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

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on the ADSs or ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and “qualified dividend income” (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs or ordinary shares which are readily tradable on an established securities market in the United States. The ADSs are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Australia, believes that it qualifies as a resident of Australia for purposes of, and is eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. However, the preferential tax rates available for qualified dividend income do not apply if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. [As discussed above under “—Passive Foreign Investment Company Considerations”, we believe that we were a PFIC for our taxable year ended June 30, 2024 and we may be a PFIC in future taxable years.] In addition, the dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Backup Withholding and Information Reporting.

U.S. holders generally will be subject to information reporting requirements with respect to distributions on the ordinary shares or ADSs and on the proceeds from the sale, exchange, or disposition of the ordinary shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

THE DISCUSSION ABOVE IS A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

Prospective investors are urged to consult their tax advisors regarding the Australian and non-Australian income and other tax considerations of the acquisition, ownership and disposition of the ADSs or shares. This summary is based upon the premise that the holder of an ADS is not an Australian tax resident for Australian income tax purposes and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Holder” in this summary). This summary is also based on the assumption that a Non-Australian Holder is “absolutely entitled” to the ordinary shares represented by an ADS (see “—Nature of ADSs for Australian Taxation Purposes” below).

Nature of ADSs for Australian Taxation Purposes

Non-Australian Holders of ADSs should obtain specialist Australian tax advice regarding their rights and obligations under the deposit agreement with the depositary, including whether the deposit arrangement constitutes a “bare trust” which results in the holders of an ADS being “absolutely entitled” to the underlying shares represented by the ADS for Australian taxation purposes. Apart from certain aspects of the Australian tax legislation (for example, the Australian capital gains tax and withholding tax provisions, which are discussed below), there is no express legislative basis for disregarding “bare trusts” for Australian tax purposes generally.

This summary proceeds on the assumption that the deposit arrangement results in holders of ADSs being “absolutely entitled” to the underlying shares. On this basis, holders of ADSs can be treated as the owners of the underlying ordinary shares for Australian capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends derived by the holders of ADSs as the persons presently entitled to those dividends.

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

Under the Double Taxation Convention between Australia and the United States, if a U.S. resident company that is a Non-Australian Holder directly owns 10% or more of the voting interests in us, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to which the company is beneficially entitled is limited to 5%.

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

Tax on Sales or other Dispositions of Shares or ADSs—Capital Gains Tax

Non-Australian Holders who are treated as the owners of the underlying shares on the basis that they are absolutely entitled to those shares will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, provided the shares are not “taxable Australian property.” Taxable Australian property includes “indirect Australian real property interests,” which are interests in a company where:

•
the Non-Australian Holders, together with associates, hold 10% or more of our issued shares, at the time of disposal or for a 12-month period during the two years prior to disposal; and
•
more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes Australian land and leasehold interests) or Australian mining, quarrying or prospecting rights at the time of disposal (referred to as the Principal Asset Test).

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

In the 2024-2025 Federal Budget, the Federal Government of Australia announced that it will be strengthening the foreign resident capital gains tax rules in respect of disposal of assets occurring on or after July 1, 2025. There is limited detail on the proposed changes and they will be subject to consultation. Non-Australian Holders should monitor any developments in relation to these proposed changes and obtain specialist Australian tax advice regarding the Australian tax implications made on a sale or other disposal of the ADSs or underlying shares if and when the changes to the foreign resident capital gains tax rules become effective.

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

Non-Australian Holders assessable under these ordinary income provisions in respect of gains made on ADSs held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which currently start at a marginal rate of 32.5% for individuals and would be required to file an Australian tax return. Some relief from Australian income tax may be available to a Non-Australian Holder who is resident of a country with which Australia has a double taxation treaty, qualifies for the benefits of the treaty and does not, for example, derive the gain in carrying on business through a permanent establishment in Australia.

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

See Exhibit 2.3 -Description of Securities” for additional information on the ADSs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2024. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting as described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2024 because we did not design and maintain effective controls in relation to accounting for non-routine transactions and its related note disclosures which resulted in our failure to prevent and detect material errors which were corrected in our consolidated financial statements as of and for the year ended June 30, 2024 related to the (1) remeasurement of the financial liabilities in connection with our Funding Agreement and (2) the accounting application and related disclosures of investor options issued during the year.

We will continue to take certain measures to remediate the material weakness described above including implementing key mitigating controls to address the risk associated with accurately accounting for and disclosing non-routing transactions, such as the Funding Agreement and investor options. The material weakness will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We are working to remediate the material weakness as efficiently and effectively as possible.

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

D. Changes in Internal Control Over Financial Reporting

Other than as discussed above in Management's Annual Report on Internal Control Over Financial Reporting, there have been no changes to our internal control over financial reporting during the fiscal year ended June 30, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of our Audit and Risk Committee are Messrs. Quinton Oswald, Daniel Spiegelman (till his resignation in April 2024), Mr Sujal Shah (appointed April 2024) and Dr Susan Orr Our board of directors has determined that each of Messrs. Oswald, Spiegelman, Shah and Dr Orr satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Mr Shah as of April 2024 with Mr. Spiegelman until his resignation in April 2024. Our board of directors has determined that Mr. Shah is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu.

	2024	2023	2022
	(in thousands A$)
Audit Fees	A$563	A$357	A$295
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
Other Fees	—	—	171
Total	A$563	A$357	A$499

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

There were no “Audit-Related Fees,” or “Tax Fees” billed or paid during the fiscal years ended June 30, 2024, 2023 or 2022.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted an insider trading policy, which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading .A copy of the insider trading policy is attached as Exhibit 11.1 to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

•
We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature such as data about our research and clinical trials (“Information Systems and Data”).
•
Our information security function helps identify, assess and manage the Company’s cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including: manual and automated tools; subscribing to and analyzing reports and services that identify cybersecurity threats; and evaluating threats reported to us; conducting vulnerability assessments.
•
Depending on the environment, systems, and data, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: an incident response process; disaster recovery/business continuity plans; encrypting certain data; using network security controls; maintaining access controls; managing assets; and maintaining cybersecurity insurance.
•
Our assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, (1) cybersecurity risk is addressed as a component of the Company’s enterprise risk management program; (2) we prioritize our risk management processes to include mitigation of risks from cybersecurity threats that are more likely to lead to a material impact to our business; (3) management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the board of directors, which evaluates our overall enterprise risk.
•
We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats.
•
We use third-party service providers to perform a variety of functions throughout our business, such as distributors and supply chain resources and contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”). We have certain vendor management processes to manage cybersecurity risks associated with our use of certain providers, depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider. These processes may include information security questionnaires, audits, and imposition of contractual obligations relating to cybersecurity.
•
For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors in this Annual Report on Form 20-F, including “If our information technology systems or data, or those of the third-parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations’ reputational harm’ loss of revenue or profits; loss of customers or sales; and other adverse consequences .”

Governance

•
Our board of directors addresses the Company’s cybersecurity risk management as part of its general oversight function. The board of directors is responsible for overseeing Company’s cybersecurity risk management processes, including oversight of mitigation of risks from cybersecurity threats.
•
Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management and service provider, including Exigence, our external IT service provider. Management is responsible for budgeting, hiring appropriate cybersecurity personnel, and helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy.
•
Our cybersecurity incident response process is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including Chief Executive and Chief Financial Officer who help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company’s incident response process includes reporting to the board of directors for certain cybersecurity incidents.
•
The board receives periodic reports from company management, including Exigence and our external IT service provider and Chief Financial Officer concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The board also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Registration of Opthea Limited.	F-1	333-249020	3.1	9/24/20

1.2	Constitution of Opthea Limited.	F-1	333-249020	3.2	9/24/20

2.1	Form of Amended and Restated Deposit Agreement.	F-1/A	333-249020	4.1	10/9/20

2.2	Form of American Depositary Receipt evidencing American Depositary Shares.	F-1/A	333-249020	4.1	10/9/20

2.3	Description of Securities.	20-F	001-39621	2.3	10/28/21

4.1*	Amended and Restated Long Term Incentive Plan Rules.	6-K	001-39621	99.3	9/13/21

4.2*	Non-Executive Directors Share and Option Plan Rules.	F-1	333-249020	10.6	9/24/20

4.3*	Executive Employment Contract, dated April 23, 2014, between the Registrant and Megan Baldwin, Ph.D.	F-1	333-249020	10.7	9/24/20

4.4*	Executive Employment Contract, dated May 3, 2021, between the Registrant and Karen Adams.	20-F	001-39621	4.4	10/28/21

4.5*	Executive Employment Contract, dated October 24, 2022, between the Opthea US Inc and Timothy Morris	20-F	001-39621	4.5	09/30/23

4.6*	Form of Non-Executive Director Agreement.	F-1/A	333-249020	10.9	10/9/20

4.7#	Commercial License Agreement, dated as of October 28, 2013, between the Registrant and Selexis SA.	F-1	333-249020	10.1	9/24/20

4.8#	Biopharmaceutical Manufacturing Agreement, dated as of October 28, 2013, between the Registrant, Patheon Biologics Company Australia Pty Ltd. and Patheon Biologics Company B.V.	F-1	333-249020	10.2	9/24/20

4.9	Form of Deed of Indemnity, Insurance and Access.	F-1	333-249020	10.3	9/24/20

4.10	Lease Agreement, dated November 12, 2019, between the Registrant and The Trust Company (Australia) Limited, as custodian for the Newmark Como Property Trust.	F-1	333-249020	10.4	9/24/20

4.11	Deed of Variation of Lease dated July 18, 2022, between the Registrant and the Trust Company (Australia) Limited as custodian for the Newmark Como Property Trust	20-F	001-39621	4.10	9/29/22

4.12 *	Executive Employment Contract, dated December 31, 2021, between Opthea US Inc and Judith Robertson.	20-F	001-39621	4.11	9/29/22

4.14	Sales Agreement by and between the Registrant and Jefferies LLC, dated February 1, 2022.	F-3	333-262444	1.2	2/1/22

4.15 #	Development Funding Agreement by and between Opthea Limited and Ocelot SPV LP dated August 12, 2022	20-F	001-39621	4.14	9/29/22

4.16	Consultancy Agreement by and between Opthea Limited and Lawrence Gozlan, dated as of August 28, 2023	20-F	001-39621	4.16	9/30/23

4.17	Executive Employment Contract dated October 27, 2023 between Opthea US Inc and Fred Guerard					X

4.18	Executive Employment Contract dated October 27, 2023 between Opthea US, Inc. and Peter Lang.					X

4.19	Amended and Restated Development Funding Agreement by and between Opthea Limited, Ocelot SPV LP, as Collateral Agent, and the Investors from Time to Time Party Thereto, dated December 22, 2023					X

8.1	List of subsidiaries.	20-F	001-39621	8.1	10/28/21

11.1	Securities Trading policy					X

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

						X

13.1†	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm.					X

15.2	Annual Report 2023 - 2024	6-K	001-39621	99.1	08/30/24

97.1	Opthea Limited Incentive Compensation Recoupment Policy.					X

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document	X

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

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

† The certifications attached as Exhibits 13.1 accompanying this Annual Report on Form 20-F is not deemed filed with the SEC and is not to be incorporated by reference into any filing of Opthea Limited under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 20-F, irrespective of any general incorporation language contained in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Opthea Limited

By:	/s/ Fred Guerard
Name:	Fred Guerard.
Title:	Chief Executive Officer

Dated: August 30, 2024

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Opthea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Opthea Limited and subsidiaries (the “Company”) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Substantial Doubt related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Group incurred a net loss of $220.2 million, had a net cash outflow from operating activities of $161.0 million during the year and, as of June 30, 2024, the Group had an equity deficit of $75.8 million that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Melbourne, Australia
August 30, 2024

We have served as the Company’s auditor since 2012.

OPTHEA LIMITED

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years ended June 30, 2024, and 2023, and 2022

	Years ended June 30,
	2024	2023	2022

	US$	US$	US$
Revenue	124,666	108,406	90,683
Other income	137,193	276,869	108,322
Operating expenses:
Research and development (includes amounts owed by related parties $3,042,762 2023:$900,000 )1	(176,326,321)	(128,828,888)	(81,445,843)
Administration expenses 1	(15,778,271)	(21,582,181)	(15,291,294)
Total operating expenses	(192,104,592)	(150,411,069)	(96,737,137)
Operating Loss	(191,842,733)	(150,025,794)	(96,538,132)
Finance income	3,394,726	3,227,496	235,468
Interest expense on DFA* (includes amounts owed to related party $24,698,653 (2023: $13,462,160))	(30,263,042)	(13,462,160)	—
Gain on remeasurement of financial liability - DFA2	387,284	12,302,160	—
Fair value loss on derivative - investor options	(11,223,535)	—	—
Net foreign exchange (loss)/gain	(107,001)	(489,137)	(2,813,993)
Loss before income tax	(229,654,301)	(148,447,435)	(99,116,657)
Income tax benefit	9,412,196	5,926,350	6,299,286
Loss for the year	(220,242,105)	(142,521,085)	(92,817,371)

Other comprehensive income
Other comprehensive income for the period, net of tax	—	—	—
Total comprehensive loss for the year	(220,242,105)	(142,521,085)	(92,817,371)

Loss for the year is attributable to:
Owners of the Company	(220,242,105)	(142,521,085)	(92,817,371)
Net loss	(220,242,105)	(142,521,085)	(92,817,371)
Total comprehensive loss for the year is attributable to:
Owners of the Company	(220,242,105)	(142,521,085)	(92,817,371)
Comprehensive loss	(220,242,105)	(142,521,085)	(92,817,371)
Loss per share attributable to the owners of the Company:
- Basic and diluted loss per share (cents)	(34.51)	(32.20)	(26.40)

* Development Funding Agreement ("DFA")

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

1. Figures have been presented as described in Note 3

2. In the current year, the description of this amount has been changed as described in Note 13.

OPTHEA LIMITED

Consolidated Statements of Financial Position

as of June 30, 2024, and 2023

	June 30,	June 30,
	2024	2023

	US$	US$
Assets
Current assets:
Cash and cash equivalents	172,471,346	89,188,713
Current tax receivable	10,398,039	5,926,350
Receivables	1,426,400	636,564
Prepayments (includes amounts owed by related parties $2,724,238 (2023: $nil))	3,896,779	2,634,671
Total current assets	188,192,564	98,386,298
Non-current assets:
Property and equipment, net	47,725	33,035
Right-of-use assets	84,226	168,451
Prepayments (includes amounts owed by related party $450,000 (2023: $nil))	466,701	53,535
Total non-current assets	598,652	255,021
Total assets	188,791,216	98,641,319
Liabilities
Current liabilities:
Payables	38,104,421	17,891,854
Lease liabilities	93,033	97,485
Derivative financial liabilities - investor options	24,840,456	—
Provisions	1,017,748	753,300
Total current liabilities	64,055,658	18,742,639
Non-current liabilities:
Lease liabilities	—	84,226
Financial liabilities - DFA (includes amounts due to a related party $141,554,653 (2023: $85,660,000))	200,535,758	85,660,000
Provisions	9,877	7,631
Total non-current liabilities	200,545,635	85,751,857
Total liabilities	264,601,293	104,494,497
Net Assets	(75,810,077)	(5,853,178)
Equity
Contributed equity	466,084,145	320,883,552
Accumulated Loss	(579,704,543)	(359,462,438)
Reserves	37,810,321	32,725,708
Total Equity	(75,810,077)	(5,853,178)

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Changes in Equity

for the Years ended June 30, 2024, and 2023, and 2022

	Contributed	Share-based	Fair value of	FX translation	Accumulated	Total
	equity	payment reserve	Investment reserve	Reserve	Deficit	Equity
	US$	US$	US$	US$	US$	US$
Balance at June 30, 2021	234,147,526	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768
Net loss for the year	—	—	—	—	(92,817,371)	(92,817,371)
Total Comprehensive income and expense for the period	—	—	—	—	(92,817,371)	(92,817,371)
Exercise of options granted under LTIP and NED plan	1,129,691	(872,516)	—	—	—	257,175
Recognition of share-based payment	—	5,251,572	—	—	—	5,251,572
Balance at June 30, 2022	235,277,217	8,466,706	1,085,411	20,089,163	(216,941,353)	47,977,144
Net loss for the year	—	—	—	—	(142,521,085)	(142,521,085)
Total Comprehensive income and expense for the period	—	—	—	—	(142,521,085)	(142,521,085)
Issuance of ordinary shares net of issuance costs $4,531,040	81,815,357	—	—	—	—	81,815,357
Exercise of options granted under LTIP and NED plan	3,790,978	(2,750,258)	—	—	—	1,040,720
Recognition of share-based payment	—	5,834,686	—	—	—	5,834,686
Balance at June 30, 2023	320,883,552	11,551,134	1,085,411	20,089,163	(359,462,438)	(5,853,178)
Net loss for the year	—	—	—	—	(220,242,105)	(220,242,105)
Total Comprehensive income and expense for the period	—	—	—	—	(220,242,105)	(220,242,105)
Issuance of ordinary shares in September 2023 net of issuance costs $4,764,890 (includes issuance costs paid to related party of $125,000)	50,273,023	—	—	—	—	50,273,023
Issuance of ordinary shares in June 2024 net of issuance cost of $8,903,734	94,926,676	—	—	—	—	94,926,676
Exercise of options investor options	894	—	—	—	—	894
Recognition of share-based payment	-—	5,084,613	—	—	—	5,084,613
Balance at June 30, 2024	466,084,145	16,635,747	1,085,411	20,089,163	(579,704,543)	(75,810,077)

The above consolidated statements of change in equity should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Cash Flows

for the Years ended June 30, 2024, and 2023, and 2022

	Year ended June 30,
	2024	2023	2022

	US$	US$	US$
Cashflow from operating activities
Interest received	3,276,909	3,121,594	216,422
Royalty and license income received	209,487	3,826	90,683
Grant and other income	137,193	276,869	455,807
Payment of lease interest	(5,660)	(17,148)	(5,920)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)	(170,559,633)	(130,292,806)	(77,064,842)
Research and development tax incentive scheme credit received	5,926,350	6,299,286	4,972,898
Net cash flows used in operating activities	(161,015,354)	(120,608,379)	(71,334,952)
Cash flow from investing activities:
Purchase of plant and equipment	(33,489)	(21,954)	(16,910)
Net cash used in investing activities	(33,489)	(21,954)	(16,910)
Cash flows from financing activities:
Payment of lease liabilities	(88,679)	(70,966)	(85,578)
Proceeds on issue of shares, net of issuance costs	158,817,514	81,815,358	—
Net proceeds from DFA	85,000,000	84,500,000	—
Cash received for ordinary shares issued on exercise of options	—	1,040,718	257,175
Net cash provided by financing activities	243,728,835	167,285,110	171,597
Increase in cash and cash equivalents	82,679,992	46,654,777	(71,180,265)
Effects of exchange rate changes on the balance of cash held in foreign currencies	602,641	(2,097,357)	(2,381,619)
Cash and cash equivalents at beginning of period	89,188,713	44,631,293	118,193,177
Cash and cash equivalents at end of period	172,471,346	89,188,713	44,631,293

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

Note 2. Basis of Accounting

These financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (“or IFRS Accounting Standards”) as issued by the International Accounting Standards Board (the “IASB”).

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for‑profit entity.

The financial statements were authorized for issue by the directors on August 30, 2024.

Going Concern

The consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For the full year ended June 30, 2024, the Group incurred a loss after income tax of $220,242,105 (2023: $142,521,085), and had net cash outflows from operating activities of $161,015,354 (2023: $120,608,379). As of June 30, 2024, the Group had cash and cash equivalents of $172,471,346 (June 2023: $89,188,713), net current assets of $124,136,906 (June 2023: $79,643,659), and was in a net liability position of $75,810,077 (June 2023: net liability $5,853,178).

The Group expects that the cash on hand at June 30, 2024 of $172.5 million, along with net proceeds from the Retail Entitlement Offer which closed in July 2024, will be able to fund its operations into the third calendar quarter of 2025 and that such proceeds will also be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials to 52-week top-line data, expected in early second quarter calendar year 2025 for COAST and in mid-calendar year 2025 for ShORe trial. While sufficient funds are available into the third calendar quarter of 2025, the Group will need to raise significant additional funds to complete both trials’ two-year efficacy and safety phase, file a biologics license application with the FDA and EMA, potentially launch sozinibercept, if approved, and meet the obligations under the Amended and Restated Development Funding Agreement (“DFA”). As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent on it deriving sufficient cash from debt and equity investors.

The Group does not have any committed external source of funds and expects to finance future cash needs through the exercise of outstanding registered investor options, public or private equity financings, or potential collaborations within select regions such as the U.S., E.U., Australia, or rest of world markets, to leverage greater market exposure and to commercialize sozinibercept for wet AMD.

As part of both equity financings in August/September 2023 and June/July 2024, investors in these equity capital raises received investor options ("Investor Options"). These Investor Options are registered and trade on the Australian Securities Exchange ("ASX"). Currently on issue are approximately 97.8 million 2023 Investor Options with an exercise price of A$0.80 and an expiry of August 31, 2025, and approximately 189.4 million 2024 Investor Options with an exercise price of A$1.00 and an expiry of June 30, 2026. Option holders can exercise their options and pay the cash proceeds to Opthea to secure their ordinary shares at any time before expiry. Assuming the holders exercise all their options, Opthea will receive approximately $50.9 million and $123.1 million in gross cash proceeds from the 2023 and 2024 Investor Options, applying current foreign exchange rates between the period 30 August 2024 to 30 June 2026.These options are considered uncommitted

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

funding at the date of the approval of these financial statements. Refer to Note 14 and 25 for details of how Investor Options are accounted for.

Opthea has a US$350.0 million shelf of American Depositary Shares ("ADS") on file with the Securities and Exchange Commission ("SEC") which it can draw upon in the U.S. market until its expiry in February 2025. Under this shelf, Opthea may offer and sell up to US$75.0 million of its ordinary shares in the form of ADSs through Jefferies, with each ADS representing eight ordinary shares (the "At the Market Program" or "ATM Program"). Opthea has not sold any ordinary shares under the ATM Program and the ability to raise capital under this program is subject to market conditions and is not guaranteed.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to the DFA Investors in the event it anticipates that it may not meet the requirement. Under such a notification, the DFA investors have the option, but not the obligation, to contribute additional funds under the existing DFA terms if the Group cannot sufficiently raise capital in a timely manner. Based on the cash flow forecast and in the absence of any capital raises or other sources of funding, the Group is expected to be below this requirement prior to the third calendar quarter 2025 and would therefore trigger a notification to the DFA Investors.

In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the DFA investors several multiples of the amounts paid to the Group under the DFA. At 30 June 2024, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

The Directors and management have considered the cash flow forecasts including the funding requirements of the business. They have also considered the Group's key risks and uncertainties affecting the likely development of the business, as well as the progress of the clinical trials. On February 14, 2024, the Group announced that it had completed enrollment of the COAST Phase 3 trial, and completion of enrollment of the ShORe Phase 3 trial was announced on May 28, 2024. The completion of the enrollments of these trials was a critical milestone in the Company's plans to commercialize sozinibercept for wet AMD.

While the Group can manage the timing of expected future cash outflows, any material changes to the Group's forecasts may impact the progress of the clinical trials and the timing of regulatory approval. The Group has a history of successfully raising capital to fund its ongoing operations, including a US$58.2 million private placement and rights equity offering in August/ September of 2023, securing the additional US$50.0 million option under the Amended DFA in December 2023, and a US$151.9 million private placement and rights equity offering in June/July of 2024 (of which US$114.3 million was received prior to 30 June 2024).

Based on this assessment, the Directors and management believe that the Group has adequate funding between its existing funds and the funds it is reasonably likely able to raise to continue normal activities, realize its assets, and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the consolidated financial statements on the going concern basis.

There is no guarantee that sufficient funds will be able to be raised to finance operations for twelve months from the issuance of these consolidated financial statements. Therefore, a material uncertainty exists that may cast significant doubt as to whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

Note 3. Summary of Accounting Policies

The consolidated financial statements have been prepared using the material accounting policies and measurement bases summarized below.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial liabilities, which have been measured at fair value. All amounts are presented in United States dollars unless otherwise stated.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Change in Presentation

i. Research and Development and Administrative expenses

In the current financial year the Group changed its presentation in the consolidated statement of profit or loss and other comprehensive income to reflect expenses by business function. As part of this change, it was identified that certain insurance and employee costs should be reclassified from Administration expenses to Research and Development expenses to better reflect the full nature of the Research and Development expenses. These adjustments represent reclassifications within operating expenses and had no effect on the operating loss and total loss for the year. Prior year comparative amounts have been reclassified which resulted in $8 million of expenses being reclassified from Administration expenses to Research and Development expenses.

ii. Adjustment of 31 December 2023 derivative financial liability

Subsequent to the issuance of the Company’s 31 December 2023 condensed consolidated interim financial statements furnished through a 6-K on February 29, 2024, the Company determined that a $3.2 million adjustment to contributed equity, $5.6 million Fair value loss on derivatives – investor options and a corresponding financial liability of $8.7 million relating to Investor options issued in September 2023 were improperly excluded from the condensed consolidated interim financial statements as of and for the six-month period ended 31 December 2023. The below table reflects the impact of the adjustment on key statement of profit and loss and other comprehensive income and statement of financial position line items. We will reflect these adjustments in the comparatives included in the 31 December 2024 condensed consolidated interim financial statements at the time such financial statements are issued.

	As previously reported - December 31, 2023	Adjustment	As adjusted
Fair value loss on derivatives - investor options	-	5,499,738	5,499,738
Loss before tax	101,223,489	5,499,738	106,723,227
Derivative financial liabilities – investor options	-	(8,662,603)	(8,662,603)
Contributed equity	374,320,334	(3,162,865)	371,157,469
Accumulated losses	(455,647,868)	(5,499,738)	(461,147,606)
Total equity	(46,913,724)	(8,662,603)	(55,576,327)
Basic and diluted loss per share (cents)	(16.23)	(0.95)	(17.18)

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities - DFA

Financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions, which would be recognized through the consolidated statement of profit or loss and other comprehensive income.

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

Derivative financial liabilities -investor options

Derivative financial liabilities relate to investor options and are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. These options are considered a derivative as these are options with an exercise price denominated in a currency that differs from an entity’s functional currency and where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss Transaction costs that are directly attributable to the issue of derivative financial liabilities at fair value through profit or loss are recognized immediately in profit or loss. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

At every reporting period, the Company reviews the fair value of the investor options which can be measured against the current trading value of the options on ASX., It is expected that a revaluation will result in a non‑cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit and Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized.

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

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. The Company considers that the capitalization may only be considered after regulatory approval.

As of June 30, 2024, 2023 and 2022, the Group is in the research phase and has not capitalized any development costs to date.

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

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Transaction costs are allocated between the instruments issued based on the proportionate fair value.

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

During the years ended June 30, 2024, 2023 and 2022, the Group’s only revenue related to sales‑based royalties.

Income tax

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income.

The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group’s lead candidate, sozinibercept. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group’s financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

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

Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, does not give rise to equal taxable and deductible temporary differences.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea’s expenditure is incurred as a result of clinical trials for sozinibercept. During the years ended June 30, 2020 2021 and 2022, Opthea completed its Phase 2b wet age‑related macular degeneration (wet AMD) and Phase 1b/2a diabetic macular edema (DME) trials and Phase 3 clinical trials for sozinibercept was initiated during 2021. A key measure of Opthea’s performance is the level of expenditure incurred on the research of sozinibercept.

Judgment is required in relation to:

•
The classification of expenses in the income statement between research and development costs and operating expenses; and
•
Whether costs relate to R&D, and consequently if they meet the capitalization criteria under IAS 38 “Intangible Assets.”

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2024, 2023 and 2022. The development costs may be considered for capitalization post receiving regulatory approval.

DFA

The Group’s accounting policy for DFA requires judgment around the determination of it having the characteristics of a debt instrument. The payments received under the DFA have been recorded as a financial liability in the Group’s consolidated statement of financial position. The Company exercised significant judgement in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot SPV LP ("Ocelot"). Judgment is also required in assessing the timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due as discounted using an imputed interest rate. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate. Refer to Note 13 and 24 for further information.

Derivative financial liabilities – investor options

The Group’s accounting for investor options requires judgment as these are options with an exercise price denominated in a currency that differs from an entity’s functional currency and are treated as a derivative where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Judgement is required in determining whether the offer was made on a pro rata basis, which impacts the accounting of the options. Such derivatives measured at fair value with subsequent changes in fair value accounted for through profit and loss. Refer to Note14 and 25 for further information.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

For the years ended June 30, 2024, and 2023, the Group has recognized an R&D tax incentive receivable of US$10.4 million and US$5.9 million respectively within the consolidated statements of financial position, with a corresponding amount recognized within income tax benefit within the consolidated statements of profit or loss and other comprehensive income.

The R&D tax incentive receivable as of June 30, 2024 and 2023 is based on the legislation as currently enacted as of June 30, 2024 and 2023, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the years ended June 30, 2024 and 2023, no such legislative changes have occurred.

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
•
The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre‑issuance reviews. Refer to Note 16 for further information.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Functional currency

Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group’s underlying transactions, events and conditions as they relate to generating and expending cash.

4.2 Key sources of estimation uncertainty

Development funding - financial liability

The Group evaluated the Funding Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA investors was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Funding Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. If the dates are delayed from those used at reporting date, it is expected that a remeasurement will result in a non-cash gain. If the timelines for approval and launch are accelerated, the Group would anticipate a remeasurement resulting in a non-cash charge to be recognized in the Consolidated Statements of Profit or Loss. Refer to Note 13 and 27 for further information.

Derivative financial liabilities - investor options

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, the Group uses the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 2 years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss. Refer to Note 14 and 25 for further information.

Share‑based payment transactions

The Group measures the cost of equity‑settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in note 34. The accounting estimates and assumptions relating to equity‑settled share‑based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share‑based payments change, this could have a material impact on the amounts recognized in equity and employee‑related expenses. Refer to Note 39 for further information.

Note 5. Application of New and Revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for the current year.

In the current year, the Group has applied a number of amendments to International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after July 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

New and revised International Accounting Standards and Interpretations on issue but not yet effective

At the date of authorization of the financial statements, certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2024 reporting periods and have not been early adopted by the Company.

•
IFRS 18 Presentation and Disclosure in Financial Statements

The Directors have not yet evaluated the impact that the new and revised Accounting Standards, Interpretations and amendments will have on the Group's financial statements.

The Group has not applied the new and revised International Accounting Standards, Interpretations and amendments that have been issued but are not yet effective.

The new and revised Accounting Standards, Interpretations and amendments are not expected to have a material impact on the amounts recognized or disclosures included in the Group’s financial statements

Note 6. Segment Information

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

The Group’s only revenue stream in the current and previous financial year is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of sozinibercept and that are not under development. These licenses are primarily used by third‑party licensees for research purposes. All of the royalty income of US$124,666 (2023: US$108,406 2022:US$90,683) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Note 7. Revenue

	2024	2023	2022

	US$	US$	US$
Sales-based royalties	124,666	108,406	90,683
Total Revenue	124,666	108,406	90,683

Note 8. Other Income

	2024	2023	2022

	US$	US$	US$
Grant and other income	137,193	276,869	108,322
Total other income	137,193	276,869	108,322

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 9. Research and Development Expenses

	2024	2023	2022

	US$	US$	US$
Employee benefits expenses:
Salaries and fees	4,809,177	3,756,109	1,407,205
Cash bonuses	1,424,817	445,097	190,198
Superannuation	182,223	120,311	71,055
Share-based payments expense	1,299,456	1,909,173	829,598
Total employee benefits expense	7,715,673	6,230,690	2,498,056
Payroll tax	295,069	207,562	81,281
Research Insurance	322,306	262,322	212,289
Research project costs	167,993,273	122,128,314	78,654,217
Total research and development expenses	176,326,321	128,828,888	81,445,843

The research project costs relate to the research programs in respect to the treatment of eye diseases by sozinibercept .

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 10. Expenses

	2024	2023	2022

	US$	US$	US$
Administrative expenses
Employee benefits expenses:
Salaries and fees	3,946,256	2,518,450	1,524,038
Cash bonuses	707,384	820,848	186,451
Superannuation	120,197	167,086	100,844
Share-based payments expense	3,785,157	3,925,513	4,421,974
Total employee benefits expense	8,558,994	7,431,897	6,233,307

Other expenses:
Insurance	1,669,307	2,289,446	3,992,816
Investor relations costs	383,092	451,378	328,026
Audit and accounting	526,002	337,038	496,652
Travel expenses	743,878	580,644	13,616
Payroll tax	186,627	132,441	91,604
Legal fees	1,303,884	1,330,054	1,252,014
Advisory fees[1]	8,239	6,084,005	156,978
Consultancy costs	708,955	1,389,048	1,619,824
Other expenses	1,586,268	1,455,004	1,027,906
Total other expenses	7,116,252	14,049,058	8,979,436

Depreciation of:
Equipment and furniture	18,800	17,000	11,917
Right-of-use assets	84,225	84,226	66,465
Total depreciation expense	103,025	101,226	78,382

Loss on disposal of non-current assets	—	—	169

Total administrative expenses	15,778,271	21,582,181	15,291,294

1.
Advisory fees relates to a market assessment of potential financing alternatives and solutions.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 11. Finance Income

	2024	2023	2022

	US$	US$	US$
Interest income	3,394,726	3,227,496	235,468
Total finance income	3,394,726	3,227,496	235,468

Note 12. Interest expense on DFA

	2024	2023	2022

	US$	US$	US$
Interest expense on DFA	30,263,042	13,462,160	—
Total interest expense on DFA	30,263,042	13,462,160	—

The interest expense on DFA is non-cash interest at the imputed rate of 23%.

Note 13. Gain on remeasurement of financial liability -DFA

	2024	2023	2022

	US$	US$	US$
Gain on remeasurement of financial liability - DFA	387,284	12,302,160	—
Total gain on remeasurement of financial liability - DFA	387,284	12,302,160	—

At each reporting date, the Group reassess the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

At June 30, 2023 the Group performed a remeasurement of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed by twelve months, thus extending date of expected repayments. As the Group has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2023 was adjusted downward to reflect this delay. The remeasurement resulted in a non‑cash gain on revaluation of $12.3 million. This change is recorded on the Profit or Loss statement as a gain on remeasurement of financial liability.

At June 30, 2024, the Group performed a remeasurement of the carrying amount of the Financial Liability recognized under the Development Funding Agreement. The remeasurement resulted in a non-cash gain on remeasurement of $0.4 million. This change is recorded on the consolidated statement of profit or loss and other comprehensive income as an unrealized adjustment gain on the DFA. The Group will continue to accrete non-cash interest at the imputed rate of approximately 23%. Refer to Note 27.

The DFA financial liability is initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method. In the prior period, changes in the financial liability arising from changes in the expected timeline for approval and commercial launch were presented in the consolidated statement of profit or loss and other comprehensive income as a “Fair value adjustment gain on DFA.” In the current year, the description of this amount has been updated to “Gain on remeasurement of financial liability – DFA” to better reflect the underlying nature of the instrument and the subsequent measurement at amortized cost. This change had no effect on the statement of financial position and the reported results of operations in any of the financial periods presented.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 14. Fair value loss on derivative - investor options

	2024	2023	2022

	US$	US$	US$
Fair value loss on derivative - investor options in September 2023 (2023 Investor options)	11,192,991	—	—
Fair value loss on derivative - investor options in June 2024 (2024 Investor options)	30,544	—	—
Total fair value loss on derivative - investor options	11,223,535	—	—

Refer to Note 25 and Note 30.

Note 15. Net Foreign Exchange loss

	2024	2023	2022

	US$	US$	US$
Net foreign exchange loss	107,001	489,137	2,813,993
Total net foreign exchange loss	107,001	489,137	2,813,993

Exchange differences arising on the translation of monetary items are recognized in the consolidated statements of profit and loss and other comprehensive income.

Note 16. Income Taxes

	2024	2023	2022

	US$	US$	US$
(a) Income tax benefit
The major components of income tax benefit are:
Statement of Profit or Loss and Other Comprehensive Income
Current tax	(985,843)	—	0
Current income tax credit	10,398,039	5,926,350	6,299,286
	9,412,196	5,926,350	6,299,286

Deferred tax
In respect of the current year	—	—	—
Total income tax benefit recognized in the Statement of Comprehensive Income	9,412,196	5,926,350	6,299,286

(b) Current tax receivable
	US$	US$	US$
Research and Development Tax Incentive Credit receivable	10,398,039	5,926,350	6,299,286

(c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit of Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2024	2023	2022

	US$	US$	US$
Accounting loss before tax	(229,654,301)	(148,447,435)	(99,116,657)
At the Company's statutory income tax rate of 30%	68,896,290	44,534,230	29,734,997
R&D tax incentive on eligible expenses	10,398,039	5,926,350	6,299,286
Non-deductible R&D expenditure	(7,175,011)	(4,087,138)	(4,344,335)
Other non-deductible expenses - share-based payment expense	(1,525,384)	(1,750,406)	(1,575,472)
Amount of temporary differences and carried forward tax losses not recognized	(61,181,738)	(38,696,687)	(23,815,190)
	9,412,196	5,926,350	6,299,286

(d) Recognized deferred tax assets and liabilities in statement of financial position	June 30, 2024	June 30, 2023	June 30, 2022
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities:
Interest and royalty income receivable (future assessable income)	(77,184)	(44,785)	(17,085)
	(77,184)	(44,785)	(17,085)

Deferred tax assets related to temporary differences:
Recognition of tax losses		—	—
Accrued expenses and other liabilities	201,437	200,536	198,607
Employee provisions	189,897	161,006	161,159
Other miscellaneous items	3,340,215	270,721	306,531
	3,731,549	632,263	666,297
Net deferred tax assets	3,654,365	587,478	649,212
Less: temporary differences not recognized	(3,654,365)	(587,478)	(649,212)
Net deferred tax recognized in the statement of financial position	—	—	—

(d) Carry forward unrecognized tax losses

The Group had income tax losses of US$124,807,138 and capital losses of US$412,122 at year end (2023: income tax losses of US$67,878,759 and capital losses of US$412,122) for which no deferred tax asset is recognized on the consolidated statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(e) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group’s shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% (2023: 30%) is A$227,371 (2023: A$227,371), which represents the amount of franking credits available for the subsequent financial year. Franking credits are not recognized in the consolidated statement of financial position.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 17. Earnings per Share

	2024	2023	2022

	US$	US$	US$
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(220,242,105)	(142,521,085)	(92,817,371)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	638,202,922	442,637,406	351,560,198
Effect of dilution:
Share options	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	638,202,922	442,637,406	351,560,198
Loss per share (basic and diluted in cents)	(34.51)	(32.20)	(26.40)

On August 24 and 28, 2023 the company announced a capital raising which has involved 195,647,457 ordinary shares and investor options that represent potential ordinary shares of 97,823,728.

On June 14, 2024 the company announced a capital raising which involved an additional 139,627,846 ordinary shares and options that represent potential ordinary shares of 189,428,654.

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

At June 30, 2024, a total number of 35,300,000 options/rights (2023: 25,450,000), 6,550,000 ADS options that represent 8 ordinary shares for each ADS held (2023:1,505,000) and 240,708,149 (2023: nil) investor options were anti‑dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the option plans listed below.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Ordinary Options	2024	2023	2022
NED Plan	21,000,000	16,500,000	14,000,000
LTIP	11,400,000	6,050,000	7,388,000
	32,400,000	22,550,000	21,388,000

	2024	2023	2022
Performance Rights
NED Plan	650,000	650,000	—
LTIP	2,250,000	2,250,000	1,600,000
	2,900,000	2,900,000	1,600,000

	2024	2023	2022
ADS Options
NED Plan	—	—	—
LTIP - Extended terms	277,000	—	—
LTIP	6,273,000	1,505,000	925,000
	6,550,000	1,505,000	925,000

Investor Options	2024	2023	2022

2023 investor options - listed	97,822,109	—	—
2024 investor options- granted and not listed	142,886,040	—	—
	240,708,149	—	—

As of June 30, 2024, 20,024,203 outstanding options and rights were exercisable as of that date (2023: 10,842,234 2022: 12,857,589). As at June 30, 2024 537,914 outstanding ADS options were exercisable as of that date (2023: 250,000, 2021: nil).
Note 18. Current Assets – Cash and Cash Equivalents

	June 30, 2024	June 30, 2023

	US$	US$
Cash at bank and in hand	91,728,846	12,067,158
Short-term deposits	80,742,500	77,121,555
Total cash and cash equivalents	172,471,346	89,188,713

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term‑deposits are with two major Australian banks and are made for varying periods of between 30 and 92 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short‑term deposit periods. At year end, the average rate was 4.71% (2023: 4.67%, 2022: 0.43%).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 19. Current Assets - Receivables

	June 30, 2024	June 30, 2023

	US$	US$
Interest receivable	280,669	162,853
GST receivable[1]	1,071,001	325,474
Other receivable[1]	74,730	148,237
Total current receivables	1,426,400	636,564

1 The GST and other receivables are non‑interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2023: nil, 2022: nil).

Note 20. Current Assets - Prepayments

	June 30, 2024	June 30, 2023

	US$	US$
Launch Service Agreement	2,700,000	900,000
R&D Contract Research Organization	223,239	793,964
Insurance	608,467	717,064
Other prepayments	365,073	223,643
Total current prepayments	3,896,779	2,634,671

The Launch Service Agreement prepayment is for the management and oversight of trials The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 clinical trial for sozinibercept in order to secure services across the world. These prepayments cover key milestones and are expected to be consumed within the next 12 months. The insurance amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to end of 2024. The non‑current portion of the prepayments are recorded as non‑current assets. Refer to Note 22.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 21. Non-Current Assets - Right of Use Assets

The Group has a three- year lease contract for its head office premises in Melbourne, Australia, which commenced on 15 July 2022. The agreement does not contain any extension options. The carrying amount of the lease at June 30, 2024 is as follows:

	June 30, 2024	June 30, 2023

	US$	US$
Right-of-Use Asset Cost
Opening balance as at July 1	534,231	281,554
Additions	—	252,677
Exchange on translations	—	—
	534,231	534,231
Right-of-Use-Asset Depreciation
Opening balance as at July 1	(365,780)	(281,554)
Charge to the period	(84,225)	(84,226)
Exchange on translation	—	—
	(450,005)	(365,780)
Net carrying amount at June 30	84,226	168,451

Note 22. Non-Current Assets - Prepayments

	June 30, 2024	June 30, 2023

	US$	US$
Prepayments	466,701	53,535
Total non-current prepayments	466,701	53,535

The non‑current prepayment amount relates to the Launch Service Agreement and specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2026.

Note 23. Current Liabilities – Payables

	June 30, 2024	June 30, 2023

	US$	US$
Accounts Payable (unsecured)[1]	38,059,829	17,842,981
Payroll related tax liability	44,592	48,873
Total current payables	38,104,421	17,891,854

1 Accounts Payable are non‑interest bearing and are normally settled on 30 day terms.

Note 24. Current Liabilities - Provisions

	June 30, 2024	June 30, 2023

	US$	US$
Annual leave	761,559	500,361
Long service leave	256,189	252,939
Total current provisions	1,017,748	753,300

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 25. Current Liabilities - Derivative Financial Liabilities Investor Options

	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

	Number outstanding	Number outstanding	US$	US$
Carrying amount at July 1	—	—	—	—
Fair valuation upon listing in September -2023	97,823,852	—	3,162,954	—
Fair valuation upon issuance in June -2024	142,886,040		10,454,056
Fair value on conversions of options to shares	(1,743)	—	(89)	—
Fair value loss on investor options at reporting date-2023 Investor options	—	—	11,192,991	—
Fair value loss on investor options at reporting date-2024 Investor options	-	—	30,544	—
Total financial liabilities investor options	240,708,149	—	24,840,456	—

Equity and Investor options -2023

On August 28, 2023, the Company offered 160,213,060 new shares in an fully underwritten ANREO at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement. As part of this 2023 Equity Offering, the Company offered 35,434,397 new shares at the offer price of A$0.46 per new share in the fully underwritten Retail Entitlement Offer and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90.0 million (US$58.2 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were first listed September 21, 2023 at $0.05 per option and trading price closed year end at $0.22 (ASX: OPT-OA).

Equity and Investor options - 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares in an partially underwritten ANREO at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement. As part of this 2024 Equity Offering, the Company offered 139,627,846 new shares at the offer price of A$0.40 per new share in the fully underwritten Retail Entitlement Offer and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the company. These Investor options were unlisted on issue and year end, a fair value was determined by management at year end of $0.11 (ASX: OPT-OB).

Under IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, options with an exercise price denominated in a currency that differs from an entity’s functional currency are treated as a derivative where not all existing equity investors are offered to participate in the equity raise on a pro rata basis. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. Options with an exercise price of A$0.80 and A$1.00 meet this requirement as not all investors were offered to participate in the equity raise on a pro rata basis and the Company has presented the fair value of these options as a current liability on the consolidated statement of financial position. As these options are exercised, the fair value at the date of exercise and the associated non-cash liability will be included in our share capital along with the proceeds from the exercise. If these options expire, the non-cash option liability is reversed through the consolidated statement of profit and loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the option derivative or when options expire unexercised.

Considering that the options are traded on the Australian Securities Exchange, the Company used the quoted price at the balance sheet date as the fair value of the options. The 2024 options have been fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

price volatility over the past 2 years and the implied volatility of the traded options.

Note 26. Current Liabilities - Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending on July 14, 2025 using an incremental borrowing rate of 3%.

	June 30, 2024	June 30, 2023

	US$	US$
Carrying amount at July 1	181,711
New lease	—	252,677
Payments	(88,678)	(70,966)
Carrying amount at June 30	93,033	181,711
Maturity analysis:
Year 1	98,693	102,806
Year 2	—	84,226
	98,693	187,032
Less: unearned interest	(5,660)	(5,321)
	93,033	181,711
Analyzed into:
Current portion	93,033	97,485
Non-current portion	—	84,226
	93,033	181,711

	2024	2023	2022

	US$	US$	US$
Amounts recognized in profit or loss:
Depreciation expense on right-of-use asset	84,225	84,226	66,465
Lease finance costs	5,660	5,321	5,920
Expense relating to leases of low value assets	—	2,101	7,376
	89,885	91,648	79,761

Note 27. Non-Current Liabilities - Financial Liabilities - DFA

	June 30, 2024	June 30, 2023

	US$	US$
Carrying amount at July 1	85,660,000	—
Funding at fair value	85,000,000	84,500,000
Interest expense on DFA* (includes amounts owed to related party $24,698,653 (2023: $13,462,160))	30,263,042	13,462,160
Gain on remeasurement of financial liability - DFA2	(387,284)	(12,302,160)
Total financial liabilities	200,535,758	85,660,000

In August 2022, Ocelot an affiliate of Carlyle and Abingworth, in collaboration with Carlyle’s and Abingworth’s development company Launch Therapeutics, have committed to provide Opthea no less than US$120.0 million and up to a maximum of US$170.0 million (the additional US$50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co-investor contributing funding of US$50.0 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgment in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50.0 million is contemplated in the existing agreement on the same return and repayment profile, there have been no substantive changes in the original terms and conditions of the loan and the co-investor was introduced by Ocelot.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

In return, Opthea will pay to the DFA Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once the DFA Investors have received a total of four times their investment.

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to the DFA Investors was not considered substantive and genuine. Accordingly, the Company has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet. The Group accounts for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the Financing Agreement were capitalized and recorded as a reduction to the carrying amount of the development financing liability and will also be amortized to interest expense using the effective interest method.

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Group’s control. Therefore, at each reporting date, the Group reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Group will prospectively adjust the accretion of the development financing liability . Refer to Note 12 and 13.

As of June 30, 2024, the development financing liability was classified as a long-term liability, as the Group expects the related repayments of US$680.0 million (four multiples of the funding received), plus $51.0 million relating to withholding tax obligations to take place between 2027 and 2032 for purposes of the model used to calculate its carrying value. The Group is liable for the withholding tax obligations and as a result, this obligation forms part of the financial liability. The imputed interest rate on the unamortized portion of the development financing liability was approximately 23%.

Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, including pursuant to certain development timelines set forth therein.

In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the Investors up to four multiples of the amounts paid to us under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the Financing Agreement. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur. At June 30, 2024, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. At June 30, 2024 the Group remains in compliance with the minimum cash balance requirements of the DFA.

Pursuant to the Financing Agreement, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors of the funding provided or upon certain terminations of the Financing Agreement.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 28. Non-Current Liabilities - Provisions

	June 30, 2024	June 30, 2023

	US$	US$
Long service leave	9,877	7,631
Total non-current provisions	9,877	7,631

Note 29. Non-Current Liabilities - lease liabilities

	June 30, 2024	June 30, 2023

	US$	US$
Lease liabilities	—	84,226
Total non-current provisions	—	84,226

Note 30. Contributed Equity

	June 30, 2024	June 30, 2023	June 30, 2022
	US$	US$	US$
(a) Ordinary shares
Issued and fully paid at June 30	466,084,145	320,883,552	235,277,217
Movement in ordinary shares:
Opening balance	320,883,552	235,277,217	234,147,526
Issue of shares on exercise of options granted under the LTIP	—	3,790,978	1,129,691
Issue of shares on exercise of options granted from Placement and Institutional Offer	894	—	—
Issue of shares net of issuance costs from 2023 Placement and Institutional Offer $4,764,890	50,273,023	—	—
Issue of shares net of issuance costs from 2024 Placement and Entitlement Offer $8,903,734	94,926,676	81,815,357	—
	466,084,145	320,883,552	235,277,217
Ordinary shares on issue:	No:	No:	No:
Opening balance	467,159,434	352,152,542	351,003,541
Issue of shares on exercise of options granted under the LTIP	—	2,387,826	1,149,001
Issue of share on exercise of options from Placement and Institutional Offer	1,743	—	—
Issue of shares on ASX from 2023 Placement and Entitlement Offer	195,647,457	—	—
Issue of shares on ASX from 2024 Placement and Entitlement Offer	428,658,137	112,619,066	—
	1,091,466,771	467,159,434	352,152,542

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

Equity and Investor options - 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the company raised gross proceeds of A$90.0 million (US$58.2 million). Each Option entitles the holder to one

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

ordinary share of the company. These Investor options were listed September 21, 2023 at A$0.05 and year end A$0.22 (ASX: OPT-OA).

Equity and Investor options – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the company raised gross proceeds of A$227.3 million (US$151.9 million) of which A$55.9 million (US$37.6 million ) was received after year end. Each Option entitles the holder to one ordinary share of the company. These Investor options were unlisted on issue and year end, a fair value was determined was determined by management at issuance and at year end of $0.11 (ASX: OPT-OB).

Issued capital at June 30, 2024 amounted to US$466,084,145 (1,091,446,771 fully paid ordinary shares) net of share issue costs and tax

During the year ended June 30, 2024 the Company issued 624,305,594 ordinary shares on ASX listing for net proceeds of US$145,199,699.

Issued capital at June 30, 2023 amounted to US$320,883,552 (467,159,434 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2023 the Company issued 112,619,066 ordinary shares on ASX listing for net proceeds of US$81,815,3571.

Options granted to directors and employees.

The company has two share‑based payment schemes, the Long-Term Incentive Plan (LTIP) and Non‑Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors.

The Company granted 9,850,000 options/rights over ordinary shares and 5,045,000 ADS options under these plans during the year ended June 30, 2024 (Note 38). These options/rights had a weighted average fair value at grant date of $1.18 per option and $1.97 per ADS option. During the year ended June 30, 2024, no options granted under the LTIP and NED Plan were exercised.

The company granted 10,050,000 options/rights and 755,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2023 (Note 38). These options/rights had a weighted average fair value at grant date of $1.62 per options and the ADS options had a weighted average fair value at grant date of $6.75. During the year ended June 30, 2023, 6,613,000 options granted under the LTIP and NED Plan were exercised for $3,790,977 ($1,040,718 for cash and $2,750,258 via cashless conversion)

The company granted 8,400,000 options/rights and 925,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2022 (Note 38). These options/rights had a weighted average fair value at grant date of $0.781 per options and the ADS options had a weighted average fair value at grant date of $6.75. During the year ended June 30, 2022, 2,056,000 options granted under the LTIP and NED Plan were exercised for $1,129,691 ($257,175 for cash and $872,516 via cashless conversion).

The company granted 7,000,000 options over ordinary shares under these plans during the year ended June 30, 2021 (note 38). These options had a weighted average fair value at their grant date of US$1.03 per option. During June 30, 2021 8,400,000 options granted under the LTIP and NED Plan were exercised for US$3,271,542. No options were granted under the Plans during the year ended June 30, 2020.

At June 30, 2024, the Company had 13,848,860 Non‑Executive Director options that remain unexercised with expiry of November 2026 for 875,342 options and November 2025 for 2,973,518, options, October 2024 for 4,000,000 options, January 2025 for 3,000,000 options, October 2025 for 1,500,000 options and April 2026 for 1,500,000 options..

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Capital management

The Group is not subject to any externally imposed capital requirements. When managing share capital, management’s objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company’s constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises.

Note 31. Accumulated Losses and Reserves

	2024	2023

	US$	US$
(a) Movements in accumulated losses were as follows:
Balance at July 1	(359,462,438)	(216,941,353)
Net loss for the period	(220,242,105)	(142,521,085)
Balance at June 30	(579,704,543)	(359,462,438)

(b) Reserves
Fair value of Investments reserve (i)	1,085,411	1,085,411
Share-based payments reserve (ii)	16,635,747	11,551,134
Foreign translation reserve (iii)	20,089,163	20,089,163
Total reserves	37,810,321	32,725,708

(i) Movement in fair value of investments reserve:
Opening balance	1,085,411	1,085,411
Fair value on gains on investments in financial assets	—	—
Exchange on translation	—	—
Closing balance	1,085,411	1,085,411

(ii) Movement in share-based payments reserve:
Opening balance	11,551,134	8,466,706
Share-based payments expense	5,084,613	5,834,686
Exercise of options	—	(2,750,258)
Exchange on translation	—	—
Closing balance	16,635,747	11,551,134

(iii) Movement in foreign translation reserve:
Opening balance	20,089,163	20,089,163
(Gains)/loss on translation	—	—
Closing balance	20,089,163	20,089,163

Nature and purpose of reserves

Fair value of investments reserve

This reserve records fair value changes on listed investments. As at June 30, 2024 and 2023, no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

Share‑based payment reserve

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

Foreign currency translation reserve

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in 2021.

Note 32. Financial Risk Management Objectives and Policies

The Group’s principal financial assets comprise cash, receivables and short‑term deposits.

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

The objective of managing interest rate risk is to minimize the Group’s exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short‑term deposits for varying periods of between 30 days and 92 days, depending on the short and long‑term cash requirements of the Group which is determined based on the Group’s cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long‑term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with the DFA Investors. Due to the structure of the DFA Agreement, the Group has determined that there is no interest rate risk. Refer to Note 27.

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2024 and 2023.

At June 30, 2024, 2023 and 2022, if interest rates moved, with all variables held constant, post tax (loss)/profit and equity would have been affected as illustrated in the following table:

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

	Post tax (loss)/profit impact
	2024	2023	2022

	US$	US$	US$
Judgments of reasonably possible movements
+0.50% (50 basis points) (2023:+0.50%)	282,599	270,059	114,859
-0.50% (50 basis points) (2023:-0.50%)	(282,599)	(270,059)	(114,859)

The post-tax figures include an offset for tax losses (bringing the tax effect to nil) for the year ended June 30, 2024 (2023: nil ,2022: nil).

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

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies. :

	Consolidated
2024	AUD	EURO	GBP	CAD
Financial assets
Cash	131,913,902	—	—	—
Receivables	485,840	—	—	—
Financial liabilities
Payables	(2,350,157)	(488,341)	(3,161)	(13,182)
Other financial liabilities	—	—	—	—
Net exposure	130,049,585	(488,341)	(3,161)	(13,182)

	Consolidated
2023	AUD	EURO	GBP	CAD
Financial assets
Cash	55,307,319	—	—	—
Receivables	38,263	—	—	—
Financial liabilities
Payables	(1,138,778)	(53,332)	(3,166)	(136,689)
Other financial liabilities	—	—	—	—
Net exposure	54,206,804	(53,332)	(3,166)	(136,689)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2024, 2023 and 2022.

At June 30, 2024, 2023 and 2022, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

	Post tax (loss)/profit impact
	2024	2023	2022

	US$	US$	US$
Judgments of reasonably possible movements
Consolidated
AUD/USD +10% (2023:+10%)	(9,005,731)	(3,847,285)	(2,119,834)
AUD/USD -10% (2023:-10%)	11,007,004	4,702,237	2,590,908

The reasonably possible movements at June 30, 2024 are higher than at June 30, 2023 and higher than June 30, 2022 due mainly to net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

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
(iii)
Credit risk

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and, receivables. The Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv)
Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter.

The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The table below reflects undiscounted cash flows of the financial liabilities.

	Consolidated
	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
June 30, 2024
Non-derivative liabilities
Payables	9,471,882	9,471,882	-	-	9,471,882
Accrued expenses	28,482,603	27,383,742	1,098,861	-	28,482,603
Financial liability - DFA	200,535,758	-	-	731,000,000	731,000,000
Total	238,490,243	36,855,624	1,098,861	731,000,000	768,954,485

	Consolidated
	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
June 30, 2023
Non-derivative liabilities
Payables	5,677,858	5,677,858	-	-	5,677,858
Accrued expenses	12,103,789	12,103,789	-	-	12,103,789
Financial liability - DFA	85,660,000	-	-	365,500,000	365,500,000
Total	103,441,647	17,781,647	-	365,500,000	383,281,647

Note 33. Related Party Disclosures

(a)
Subsidiaries

The consolidated financial statements include the financial statements of Opthea Limited and its subsidiaries in the following table:

	Parent entity % equity interest
	June 30, 2024	June 30, 2023	June 30, 2022
	%	%	%
Vegenics Pty Ltd[1]	100	100	100
Opthea US Inc[2]	100	100	100

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

Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Trading transactions

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated
	Purchase of Service (US$)
	2024	2023	2022
Ocelot	—	—	—
Launch Tx	2,700,000	900,000	—
Mr Lawrence Gozlan	—	—	—
Saama Technologies	342,762	—	—

Purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

	Consolidated
	Amounts owed to related parties (US$)
	2024	2023	2022
Ocelot	141,554,653	85,660,000	—
Launch Tx	—	900,000	—
Lawrence Gozlan	—	—	—
Saama Technologies	—	—	—

Amounts owed to Ocelot relate to the DFA and carry an effective rate of 23.2% (refer to note 27).

	Consolidated
	Amounts owed to related parties* ( US$)
	2024	2023	2022
Ocelot	—	—	—
Launch Tx	3,150,000	—	—
Mr. Lawrence Gozlan	—	—	—
Saama Technologies	24,238	—	—

Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a prepayment position at June 30, 2024.

Amounts paid to Saama Technologies in regard to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28, 2023, Mr Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement is effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125,000 for the year ended June 30, 2024.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 34. Commitments

(i)
Contracted and committed Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2024	2023	2022
	US$	US$	US$
Within one year	27,383,742	12,632,801	39,947,900
After one year but not more than five years	3,504,753	12,302,260	8,007,202
After more than five years	15,000	30,000	45,000
	30,903,495	24,965,061	48,000,102

Currently, the biggest research contract has a 60 day termination clause and all commitments have been limited to a six month commitment.

(ii)
Commercial commitments

	2024	2023	2022
	US$	US$	US$
Within one year	63,421	47,415	507,874
After one year but not more than five years	—	—	—
After more than five years	—	—	—
	63,421	47,415	507,874

Currently, the biggest contract has a 60 day termination clause and all commitments have been limited to a twelve month commitment.

Note 35. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time‑frames stipulated in the contracts, those which could become payable in less than one year total US$nil (2023: US$nil) and those which could become payable in more than one year total US$1,084,821 (2023: US$1,086,244).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The group had a bank guarantee outstanding at June 30, 2024 in respect of a rental deposit for its office premises of AU$ 64,574 (US$38,210) (2023: AU$64,574 (US$38,036)).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 36. Cash Flow Statements Reconciliation

	2024	2023	2022

	US$	US$	US$
(a) Reconciliation to cash at the end of the year
Cash at bank and in hand (Note 18)	172,471,346	89,188,713	44,631,293
	172,471,346	89,188,713	44,631,293
(b) Reconciliation of net loss after tax to net cash flows from operations
Net loss for the year	(220,242,105)	(142,521,085)	(92,817,371)
Adjustments for:
Income tax benefit recognized in profit or loss	(9,412,196)	(5,926,350)	(6,299,286)
Net loss of disposal of non-current assets	—	—	169
Depreciation of non-current assets	18,799	17,001	11,917
Depreciation of right-of-use assets	84,226	84,226	66,465
Interest expense on DFA* (includes amounts owed to related party $24,698,653 (2023: $13,462,160))	30,263,042	13,462,160	—
Gain on remeasurement of financial liability - DFA2	(387,284)	(12,302,160)	—
Fair value loss on Investor options	11,223,535	—	—
Share-based payments	5,084,613	5,834,686	5,251,572
Net exchange differences	107,001	489,137	2,813,993
	36,981,736	1,658,700	1,844,830
Changes in:
Payables	19,502,925	7,296,785	8,511,607
Receivables	(789,837)	378,896	307,618
Prepayments	(1,675,274)	6,142,284	5,730,207
Provisions	266,694	136,755	115,259
Net cash flows used in operating activities before tax	(165,955,861)	(126,907,665)	(76,307,850)
R&D tax incentive received	5,926,350	6,299,286	4,972,898
Current US tax paid	(985,843)	—	—
Net cash flows used in operating activities	(161,015,354)	(120,608,379)	(71,334,952)

Note 37. Key Management Personnel

(a)
Compensation of Key Management Personnel

	2024	2023	2022

	US$	US$	US$
Short-term employee benefits	3,415,969	2,898,544	1,555,658
Post-employment benefits	105,007	137,168	56,105
Termination benefits	475,000	—	—
Share-based payments expense	3,214,616	4,221,472	4,664,767
	7,210,592	7,257,184	6,276,530

(b)
Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the prior financial year for the current year refer to Note 33(b).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 38. Share-Based Payments

(a)
Recognized share-based payment expenses

The expense recognized for share‑based payments during the year is shown in the table below:

	2024	2023	2022
	US$	US$	US$
Expense arising from equity-settled share-based payment transactions:
Director and employee services received	5,084,613	5,834,686	5,251,572
	5,084,613	5,834,686	5,251,572

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights services	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	January 31, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	November 30, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	September 30, 2024
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2022
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2023
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2025
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2025
LTIP - employees FY2023	November 16, 2022	0.471	0.658	November 16, 2032	November 16, 2025
LTIP - employees FY2023	November 16, 2022	0.672	0.000	November 16, 2032	November 16, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2024
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2026
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 18, 2033	September 18,2024
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 18, 2033	September 18,2025
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 18, 2033	September 18,2026
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 18, 2033	September 18,2027
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 10, 2033	October 10, 2024
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 10, 2033	October 10, 2025
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 10, 2033	October 10, 2026
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 10, 2033	October 10, 2027

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2024
LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2025
LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2026
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 12, 2023
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2020
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2021
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2022
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 12, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	0.469	0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	0.471	0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	0.672	0.000	November 16, 2032	November 16, 2025
NED Plan FY2024	November 30, 2023	0.213	0.382	November 30, 2033	November 30, 2024
NED Plan FY2024	November 30, 2023	0.213	0.382	November 30, 2033	November 30, 2025
NED Plan FY2024	November 30, 2023	0.213	0.382	November 30, 2033	November 30, 2026

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

Options/Rights services	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP - director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP - employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP - employees FY2022	0.955	nil	0.955	na	10 years	0%	n/a	Binomial
LTIP - employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
LTIP - employees FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
LTIP - employees FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
LTIP - employees FY2023	0.643	0.644	0.459	75.00%	7 years	0%	3.30%	Binomial
LTIP - employees FY2024	0.238	0.263	0.153	67.50%	6.5 years	0%	4.10%	Binomial
LTIP - employees FY2024	0.225	0.205	0.157	67.50%	7 years	0%	4.30%	Binomial
LTIP - employees FY2024	0.334	0.261	0.236	67.50%	6.5 years	0%	4.20%	Binomial
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial
NED Plan FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
NED Plan FY2024	0.334	0.382	0.334	67.50%	6.5 years	0%	4.20%	Binomial

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

ADS Options	Grant date share price US$	Exercise price US$	Fair value per ADS option US$	Expected volatility	ADS Option life	Dividend yield	Risk free interest rate	Model used
LTIP - employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP - employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP - employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial
LTIP - employee 2023	6.600	6.350	4.718	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2023	4.810	4.850	3.479	75.00%	7 years	0%	4.30%	Binomial
LTIP - employee 2023	4.850	5.170	3.457	75.00%	7 years	0%	4.10%	Binomial
LTIP - employee 2023	4.959	4.929	3.560	75.00%	7 years	0%	3.60%	Binomial
LTIP - employee 2023	5.450	5.238	3.935	75.00%	7 years	0%	3.50%	Binomial
LTIP - employee 2023	5.030	5.150	3.602	75.00%	7 years	0%	3.80%	Binomial
LTIP - employee 2023	3.360	3.545	2.384	75.00%	7 years	0%	3.60%	Binomial
LTIP - employee 2024	1.660	1.660	1.110	67.50%	6.5 years	0%	4.90%	Binomial
LTIP - employee 2024	1.660	1.660	0.691	67.50%	7.6 years	0%	4.90%	Binomial
LTIP - employee 2024	1.630	1.660	1.082	67.50%	6.5 years	0%	4.70%	Binomial
LTIP - employee 2024	1.920	1.830	1.327	67.50%	7 years	0%	4.50%	Binomial
LTIP - employee 2024	1.920	1.890	1.316	67.50%	7 years	0%	4.50%	Binomial
LTIP - employee 2024	2.760	2.760	1.830	71.71%	6 years	0%	3.81%	Binomial
LTIP - employee 2024	3.030	3.030	2.740	71.64%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	4.140	4.140	3.160	70.68%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	3.950	3.950	3.010	70.68%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	3.750	3.750	2.490	70.72%	6 years	0%	4.43%	Binomial
LTIP - employee 2024	3.290	3.340	2.180	70.76%	6 years	0%	4.65%	Binomial
LTIP - employee 2024	2.660	2.660	1.750	69.85%	6 years	0%	4.41%	Binomial

(d)
Movements in share options during the year

The following reconciles the share/rights options outstanding at the beginning and end of the year:

	2024		2023		2022
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	25,450,000	1.04	22,988,000	1.16	16,644,000	1.28
Granted during the year:
To employees and directors under the LTIP and NED Plan	9,850,000	0.30	10,050,000	0.58	8,400,000	0.77
Exercised during the year	—	—	(6,613,000)	0.62	(2,056,000)	0.58
Expired during the year	—	—	(975,000)	0.61	—	—
Balance at end of the year	35,300,000	0.89	25,450,000	1.04	22,988,000	1.16
Exercisable at end of year	20,024,203	1.18	10,842,234	1.48	12,857,589	0.97

The share options outstanding at the end of the year had a weighted average exercise price of US $1.18 (2023: US$1.48, 2022: US$0.97) and a weighted average remaining contractual life of 507 days (2023: 555 days, 2022: 567 days).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	2024		2023		2022
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$

Balance at beginning of year	1,505,000	5.81	925,000	6.75	—	—
Granted during the year:
To employees and directors under the LTIP and NED Plan	4,768,000	1.97	755,000	5.07	925,000	6.75
Exercised during the year	—	—	—	—	—	—
Expired during the year	(525,000)	5.62	(175,000)	7.62	—	—
Balance at end of the year	5,748,000	2.64	1,505,000	5.81	925,000	6.75
Exercisable at end of year	537,914	6.01	250,000	6.70	—	—

Movements in contractor ADS options during the year

The following reconciles the contractor ADS options outstanding at the beginning and end of the year:

	2024		2023		2022
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$

Balance at beginning of year	—	—	—	—	—	—
Granted during the year:
To contractors under additional terms	277,000	3.14	—	—	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	—	—	—	—	—	—
Balance at end of the year	277,000	3.14	—	—	—	—
Exercisable at end of year	39,220	3.16	—	—	—	—

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 39. Events After the Balance Sheet Date

On July 15, 2024, Opthea announced the completion of the Retail Entitlement offer raising approximately A$55.9 million (US$37.6 million). An additional 139.6 million shares were issued and the listing of 189.4 million 2024 investor options with an exercise price of A$1.00 and with an expiry of June 30, 2026.

Besides the above-mentioned subsequent events, no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.