Form 20-F/A
period 2024-06-30
Opthea Ltd
filed 2024-09-20
CIK 1815620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Opthea Limited (the “Company”) to amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2024, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on August 30, 2024 (the “Original Filing”). All references in this Amendment to the “annual report on Form 20-F” or “annual report” shall be deemed to refer to this Amendment. The Company is filing this Amendment solely to (a) amend the Report of Independent Registered Public Accounting Firm contained in the Original Filing which inadvertently omitted the signature of Deloitte Touche Tohmatsu, the Company’s independent registered public accounting firm (“Deloitte”); (b) amend Exhibit 15.1 Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm, filed with the Original Filing which inadvertently omitted the signature of Deloitte; (c) include new Section 302 Certifications filed as Exhibits 12.1 and 12.2, as required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (d) include a new Section 906 Certification furnished as Exhibit 13.1, as required by Rule 12b-15 of the Exchange Act and (e) amend the text of the Exhibit Index contained in the Original Filing to include some footnote notations.

Although this Amendment includes all of the Parts, Items, information, disclosures and Exhibits contained in the Original Filing as required by the SEC’s rules, it speaks as of the filing date of the Original Filing and does not, and does not purport to, amend, modify, update, restate or change in any way any of such Parts, Items, information, disclosure or Exhibits contained in the Original Fling, including the previously reported consolidated financial statements, except as described above, nor does it reflect events occurring after the filing date of the Original Filing. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events that occurred or facts that became known to us after the filing date of the Original Filing, and such forward-looking statements should be read in their historical context. Accordingly, this Amendment should be read in conjunction with the Company's other filings made with the SEC subsequent to the filing date of the Original Filing.

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

(1)
No option lapsed or were forfeited during the fiscal year ended June 30, 2024 or 2023.
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

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Registration of Opthea Limited.	F-1	333-249020	3.1	9/24/20

1.2	Constitution of Opthea Limited.	F-1	333-249020	3.2	9/24/20

2.1	Form of Amended and Restated Deposit Agreement.	F-1/A	333-249020	4.1	10/9/20

2.2	Form of American Depositary Receipt evidencing American Depositary Shares.	F-1/A	333-249020	4.1	10/9/20

2.3	Description of Securities.	20-F	001-39621	2.3	10/28/21

4.1*	Amended and Restated Long Term Incentive Plan Rules.	6-K	001-39621	99.3	9/13/21

4.2*	Non-Executive Directors Share and Option Plan Rules.	F-1	333-249020	10.6	9/24/20

4.3*	Executive Employment Contract, dated April 23, 2014, between the Registrant and Megan Baldwin, Ph.D.	F-1	333-249020	10.7	9/24/20

4.4*	Executive Employment Contract, dated May 3, 2021, between the Registrant and Karen Adams.	20-F	001-39621	4.4	10/28/21

4.5*	Executive Employment Contract, dated October 24, 2022, between the Opthea US Inc and Timothy Morris	20-F	001-39621	4.5	09/30/23

4.6*	Form of Non-Executive Director Agreement.	F-1/A	333-249020	10.9	10/9/20

4.7#	Commercial License Agreement, dated as of October 28, 2013, between the Registrant and Selexis SA.	F-1	333-249020	10.1	9/24/20

4.8#	Biopharmaceutical Manufacturing Agreement, dated as of October 28, 2013, between the Registrant, Patheon Biologics Company Australia Pty Ltd. and Patheon Biologics Company B.V.	F-1	333-249020	10.2	9/24/20

4.9	Form of Deed of Indemnity, Insurance and Access.	F-1	333-249020	10.3	9/24/20

4.10	Lease Agreement, dated November 12, 2019, between the Registrant and The Trust Company (Australia) Limited, as custodian for the Newmark Como Property Trust.	F-1	333-249020	10.4	9/24/20

4.11	Deed of Variation of Lease dated July 18, 2022, between the Registrant and the Trust Company (Australia) Limited as custodian for the Newmark Como Property Trust	20-F	001-39621	4.10	9/29/22

4.12 *	Executive Employment Contract, dated December 31, 2021, between Opthea US Inc and Judith Robertson.	20-F	001-39621	4.11	9/29/22

4.14	Sales Agreement by and between the Registrant and Jefferies LLC, dated February 1, 2022.	F-3	333-262444	1.2	2/1/22

4.15 #	Development Funding Agreement by and between Opthea Limited and Ocelot SPV LP dated August 12, 2022	20-F	001-39621	4.14	9/29/22

4.16	Consultancy Agreement by and between Opthea Limited and Lawrence Gozlan, dated as of August 28, 2023	20-F	001-39621	4.16	9/30/23

4.17*	Executive Employment Contract dated October 27, 2023 between Opthea US Inc and Fred Guerard	20-F	001-39621	4.17	8/30/24

4.18*	Executive Employment Contract dated October 27, 2023 between Opthea US, Inc. and Peter Lang.	20-F	001-39621	4.18	8/30/24

4.19#	Amended and Restated Development Funding Agreement by and between Opthea Limited, Ocelot SPV LP, as Collateral Agent, and the Investors from Time to Time Party Thereto, dated December 22, 2023	20-F	001-39621	4.19	8/30/24

8.1	List of subsidiaries.	20-F	001-39621	8.1	10/28/21

11.1	Securities Trading Policy	20-F	001-39621	11.1	8/30/24

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

						X

13.1†	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm.					X

15.2	Annual Report 2023 - 2024	6-K	001-39621	99.1	08/30/24

97.1	Opthea Limited Incentive Compensation Recoupment Policy.	20-F	001-39621	97.1	8/30/24

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document	X

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	X

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

† The certification attached as Exhibit 13.1 accompanying this Annual Report on Form 20-F is not deemed filed with the SEC and is not to be incorporated by reference into any filing of Opthea Limited under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 20-F, irrespective of any general incorporation language contained in such filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

Opthea Limited

By:	/s/ Fred Guerard
Name:	Fred Guerard.
Title:	Chief Executive Officer

Dated: September 20, 2024

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