Form 20-F
period 2025-06-30
Opthea Ltd
filed 2025-09-15
CIK 1815620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000
Australia
+ 61 3 9826 0399

(Address of principal executive offices)

Jeremy Levin

Chairman and Chief Executive Officer

+61 3 9826 0399

info@Opthea.com

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.1,231,817,008 Ordinary Shares (including shares underlying American Depositary Shares). 12,430,322 American Depositary Shares.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒
U.S. GAAP				Other	☐

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
•
“Opthea,” “we,” “us” "Group" "Company" or “our” refer to Opthea Limited and its subsidiaries.
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
•
"EMA" refers to the European Medicines Agency
•
“FDA” refers to the United States Food and Drug Administration.
•
“US$” or “U.S. dollars” refers to the legal currency of the United States.
•
“U.S.” or “United States” refers to the United States of America.

Except with respect to U.S. dollar amounts presented as contractual terms, amounts denominated in U.S. dollars when received or paid and unless otherwise indicated, certain Australian dollar amounts contained in this annual report have been translated into U.S. dollars at the rate published by the Reserve Bank of Australia as of June 30, 2025. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars or Australian dollars at that or any other exchange rate as of that or any other rate. We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

We have appointed Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210 New York, NY 10036 as our agent to receive service of process with respect to any action brought against us under the federal securities laws of the United States.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including the risks described in “Risk Factors” and elsewhere in this annual report, regarding, among other things:

•
our expectations for our future operations including potentially researching and targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3;
•
the success, cost and timing of our product development activities and clinical trials;
•
the accuracy of our estimates regarding our expected cash runway, expenses, future revenue, capital requirements and needs for additional financing;
•
our expectations about the likelihood of achieving regulatory approval and the cost of our development programs, including our clinical trials;
•
our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of any future product candidates;
•
our plans to research, develop and commercialize any future product candidates;
•
the commercialization of any future product candidates, if approved and future agreements with third parties in connection with the commercialization of any future product candidates;
•
our ability to maintain, expand, protect and enforce our intellectual property portfolio;
•
our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•
our ability to attract collaborators with development, regulatory and commercialization expertise;
•
business disruptions or delays affecting the patient enrollment, development and operation of any future clinical trials, including as a result of a public health emergency, macroeconomic conditions, such as inflationary pressure and supply chain disruptions or acts of war, including geopolitical conflicts;
•
the size and growth potential of the markets for any future product candidates, and our ability to serve those markets;
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
•
the continues listing of our ADS's on Nasdaq and the future trading price of the ADSs and impact of securities analysts’ reports on these prices;
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

As described further in Item 4B. Business Overview, in March 2025, after the primary endpoints were not met in our COAST and ShORe Phase 3 trials, Opthea and the investors (the “DFA Investors”) under our Development Funding Agreement (the “DFA”) agreed to discontinue the development of sozinibercept in wet AMD, and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. Following the discontinuation of the clinical trials we streamlined our operations, reduced our workforce and Board of Directors and exited all contracts related to our clinical trials. We also entered into negotiations with the DFA Investors to settle the DFA. On August 19, 2025, we reached a binding agreement with the DFA Investors to terminate the DFA, pursuant to which the DFA Investors received a cash payment of US$20 million and 136,661,003 ordinary shares, equal to 9.99% of our then outstanding issued share capital on a fully diluted basis. Upon receipt of the cash payment and ordinary shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA (these transactions are referred to as the “DFA Settlement”).

Following the DFA Settlement, the Board is conducting a full strategic review of our business. The first phase of the strategic review will be focused on reformulating our portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering our portfolio of drug candidates to other organs. To implement phase one, we have already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. Following completion of phase one and subject to the successful reformulation of one of our drug candidates targeting VEGF-C and/or VEGF-D, we will look to conduct clinical trials to assess the efficacy of any future drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. Similar to previous clinical trials conducted for sozinibercept in wet AMD, we expect that any future clinical trials will be outsourced to third party providers.

Risk Factors Summary

Our business is subject to a number of risks and uncertainties, including those risks discussed at-length below in this summary. These risks include, among others, the following:

Risks Related to our Financial Position and the Need for Capital

•
We may not be able to reformulate our drug candidates for use in treating VEGF-C and/or VEGF-D mediated disorders in other organs following strategic review and may not be able to continue as a going concern.
•
We have not received approval for any product candidate for commercial sale and, as a result, we have never generated any revenue from products, have incurred significant financial losses and expect to continue to incur significant financial losses in the future, which makes it difficult to assess our future viability.
•
We will require additional capital in the future, including funding to complete the efficacy and safety stages of the trials of any future product candidates, which may not be available to us on commercially favorable terms, or at all. Our ability to continue our development activities as a going concern may be dependent on raising such additional capital. Raising additional capital may cause dilution to holders of our ordinary shares and ADSs.

Risks Related to Development and Commercialization of Our Product Candidate

•
Any clinical trials to be conducted to test any future product candidates may be delayed and more costly than anticipated. Future delays and increasing costs may occur. The trials may not obtain the desired safety and efficacy results.
•
Any future product candidates may be shown to cause undesirable side effects or other adverse events that could delay or prevent its regulatory approval, limit its commercial profile or result in significant negative consequences following regulatory approval, if such approval is granted.
•
The marketing approval process is expensive, time-consuming and uncertain, and even if we identify a future product candidate, we may not be successful in our commercialization efforts and any future product candidate may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
•
Even if we identify a future product candidate marketing approval requires completion of Process Performance Qualification (“PPQ”) which typically involves the production of a minimum number of drug substance and drug product batches. PPQ batches will require extensive lead time, the purchase of raw materials and the reservation of production slots at our Contract Development Manufacturing Organization (“CDMO”). Delays in the successful production itself may cause a delay in the filing for marketing and the receipt of marketing approval.
•
We have encountered difficulties in enrolling patients in our clinical trials and may experience difficulties in the future for any future clinical trials.
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

Risks Related to Our Reliance on Third Parties

•
We rely on third-party manufacturers to produce any future product candidates. If such manufacturers do not produce acceptable product candidates, this could have a material adverse effect on our business.
•
We are dependent on third parties to conduct clinical trials and some aspects of our research and development activities. Such third parties may not perform satisfactorily, including failing to meet deadlines for completion of such trial, research or testing transition of certain of these third parties could cause delay or disruption in the clinical trials and result in higher than expected costs.

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

Risks Related to Ownership of the ADSs

•
We may not be able to maintain the listing of our ADSs on Nasdaq.
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

We are a clinical-stage biopharmaceutical company with no products approved for commercial sale and no current product candidates. To date, our operations have been limited to organizing and staffing our company, business planning, raising capital, developing our prior lead product candidate, sozinibercept, and licensing certain related technology, conducting research and development activities, including preclinical studies and clinical trials, and providing general and administrative support for these operations. In March 2025, after the primary endpoints were not met in our COAST and ShORe Phase 3 trials, Opthea and the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD, and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. In August 2025, a Settlement Agreement was signed with our DFA Investors for a one off payment of US$20 million and issuance of 9.99% share capital to finalize the DFA. Our Board of Directors is conducting a full strategic review of our business and is focused on reformulating our portfolio of drug candidates to treat diseases known to be mediated by VEGF-C and/or VEGF-D Investment in biopharmaceutical product development is highly speculative because it entails substantial up front capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect and/or an acceptable safety profile, gain regulatory approval and become commercially viable. We have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operation

We are not profitable and have incurred net losses since our inception. Our total comprehensive losses were US$220.2 million and US$162.8 million for the years ended June 30, 2024 and 2025, respectively. As of June 30, 2025, we had an accumulated loss of US$742.5 million. We expect to continue to spend, significant resources to fund our strategic review, including research and development of, and seeking regulatory approvals for, other future product candidates. Following the DFA Settlement, as of August 20, 2025 we have $20 million in cash on hand. We have no other committed external source of funds. We expect that our current cash balance will be sufficient to fund our operations into the fourth calendar quarter of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. The estimate is also dependent on whether the reformulation process is successful and the nature and size of clinical trials to be conducted in the future. The various ways we could raise additional capital carry potential risks. We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. See Note 2, Going Concern of our consolidated financial statements for more information.

Due to uncertainties regarding our future operations following the strategic review and the potential for future clinical trials of our drug candidates in other disorders, we may need to raise additional capital, the timing and amount of which is unknown at this time. If any potential product candidate is approved for commercial sale, our commercialization expenses will increase significantly as we seek a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure. As a result, our accumulated losses will also increase significantly. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may negatively affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and may continue to have a negative impact on our shareholders' equity and working capital. The net losses we incur may fluctuate significantly from quarter-to-quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Even if we eventually generate product revenue, we may never be profitable and, if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We currently have no source of product revenue and may never become profitable.

We do not currently have a product candidate. Following the DFA Settlement, our Board of Directors is conducting a full strategic review of our business and is focused on reformulating our portfolio of drug candidates to treat diseases known to be mediated by VEGF-C and/or VEGF-D. The first phase of the strategic review will be focused on reformulating our portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering our portfolio of drug candidates to other organs. To implement phase one, we have already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. Following completion of phase one and subject to the successful reformulation of one of our drug candidates targeting VEGF-C and/or VEGF-D, we will look to conduct clinical trials to assess the efficacy of any future drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. We will not be able to generate product revenue unless and until any future product candidate, alone or with future partners, successfully completes clinical trials, receives regulatory approval and is successfully commercialized. Although we may seek to obtain revenue from collaboration or licensing agreements with third parties, we currently have no such agreements that could provide us with material, ongoing future revenue and we may never enter into any such agreements. Our ability to generate future product revenue from any future product candidates also depends on a number of additional factors, including our or our future partners’ ability to:

•
successfully complete our strategic review and reformulate our drug candidates including OPT-302 for use in treating other diseases;
•
if we identify a future product candidate, successfully complete research and clinical development of any future product candidates and obtain regulatory approvals for commercialization;
•
maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply, including any scale up of manufacturing processes for any future product candidates;
•
launch and commercialize any future product candidates for which we obtain marketing approval, if any, and, if launched independently, successfully establish a sales force, marketing and distribution infrastructure;
•
demonstrate the necessary safety data post-approval to ensure continued regulatory approval;
•
obtain coverage and adequate product reimbursement from third-party payors, including government payors;
•
achieve market acceptance for any future product candidate, if any;
•
establish, maintain, protect and enforce our intellectual property rights; and
•
attract, hire and retain qualified personnel.

In addition, because of the numerous risks and uncertainties associated with biologic product development, including that any future product candidate may not advance through development, achieve the endpoints of applicable clinical trials or receive approval for use in combination with one or more approved therapies, we are unable to predict the timing or amount of increased expenses, or if or when we will achieve or maintain profitability. In addition, our expenses could increase beyond expectations if we decide, or are required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities, including the European Medicines Agency, or the EMA, to perform studies or trials in addition to those that we currently anticipate. Even if we complete the development and regulatory processes described above, we anticipate incurring significant costs associated with launching and commercializing these products.

Even if we generate revenue from the sale of any of our future product candidates that may be approved, we may not become profitable and may need to obtain additional funding to continue operations. If we fail to become profitable or do not sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce our operations.

We will require substantial additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not be able to develop new product candidates.

As a clinical-stage biopharmaceutical company, our operations have consumed significant amounts of cash since our inception. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we reformulate our existing therapeutic products and related intellectual property, and explore other indications relating to anti-VEGF treatment. Even if we are able to obtain regulatory approval for any future product candidates that we may develop, we will require substantial additional capital to commercialize such product candidates.

Our future funding requirements, both short-and long-term, will depend on many factors, including:

•
the progress, costs and results of clinical trials for any future product candidates we may develop;
•
the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable non-U.S. regulatory authorities;
•
if approved, the costs of commercialization activities for any future product candidate that receives regulatory approval;
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
•
the cost of establishing sales, marketing and distribution capabilities for any future product candidates for which we may receive regulatory approval and that we determine to commercialize ourselves or in collaboration with our future partners;
•
the costs of operating as a public company with securities listed in both Australia and the United States; and
•
the uncertainty in the global economy including emerging supply chain disruptions, rising inflation and interest rates, bank failures, labor shortages, unemployment levels, as well as events such as natural disasters and acts of war .

We will require additional capital to develop, obtain regulatory approval for and commercialize any future product candidates. We expect to finance future cash needs through public or private issuances of equity or collaborations. We also intend to continue to apply for tax incentives under the Research and Development Tax Incentive scheme provided by the Australian government dependent on the outcome of the strategic review. See “—Risks Related to Development and Commercialization of Our Product Candidates—We have received tax credits under the Research and Development Tax Incentive scheme in Australia that may become repayable if we did not or do not comply with the rules of the scheme, or we may become ineligible for tax credits in our current or future tax years, which could harm our business, financial condition and results of operations.” Additional capital may not be available in sufficient amounts or on reasonable terms, if at all. If we are not able to raise additional capital, we may not be able to complete the clinical trials or complete them as originally planned, manufacture materials in preparation for filing and if approved commercialization continue operations or otherwise capitalize on our business opportunities, and our business and financial condition will be negatively impacted.

Raising additional capital may cause dilution to holders of our ordinary shares and ADSs, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Holders of our ordinary shares and ADSs could suffer dilution or be negatively affected by fixed payment obligations we may incur if we raise additional funds through the issuance of additional equity securities or debt. Issuances of our ordinary shares will have a dilutive effect on our existing stockholders. Further, these securities may have rights senior to those of our ordinary shares and could contain covenants or protective rights that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. If we need to secure additional financing, such additional fundraising efforts may divert our management and research efforts from our day-to-day activities, which may negatively affect our ability to develop and commercialize any future product candidates.

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

Risks Related to Development and Commercialization of Any Future Product Candidates

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. Our clinical trials may fail to adequately demonstrate the safety and efficacy of any future product candidates.

Any future product candidates will be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and comparable non-U.S. regulatory authorities before obtaining marketing approval from these regulatory authorities. The drug development and approval process is lengthy and expensive, and approval is never certain. Investigational new drugs, may not prove to be safe and effective in clinical trials. We may be unable in the future to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party Clinical Research Organizations ("CROs"), CDMOs and other third parties to progress our clinical trials. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced

We have in the past experienced, and if we continue to experience delays in clinical testing, our commercial prospects will be harmed, our costs may increase and our business may be harmed.

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

We cannot guarantee that we will be able to successfully accomplish required regulatory activities or all of the other activities necessary to initiate and complete clinical trials. As a result, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approvals or successfully commercialize our products. We do not know whether any other clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. In particular, we have incurred and experienced, and may continue to incur and experience in the future, significantly increased costs and delays in connection with the activities conducted by third-party CROs, CDMOs and other third parties. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize any future product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize any future product candidates and may harm our business, results of operations and prospects. Events that have in the past and may in the future result in a delay or unsuccessful completion of clinical development include:

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

Our or our future collaborators’ inability to timely complete clinical trials could result in additional costs to us as well as impair our ability to, continue development, commercialize any future product candidates and generate product revenue or receive royalties on product sales. In addition, if we make changes to a product candidate, we may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of our modified product candidate to earlier versions, which could delay our clinical development plan or marketing approval for our current product candidate and any future product candidates.

We have in the past encountered difficulties in enrolling patients in our clinical trials and if we encounter such difficulties in the future, our clinical development activities could be delayed or otherwise negatively affected.

The timely completion of clinical trials largely depends on patient enrollment. We have encountered delays in the past and may in the future encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of our clinical trials, and even once enrolled, we may be unable to retain a sufficient number of patients to complete any of our trials. Many factors may continue to affect patient enrollment for any of our future clinical trials, including:

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

Undesirable side effects caused by any future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable non-U.S. regulatory authorities. Additional clinical trials may be required to evaluate the safety profile of any future product candidates.

Future results of our trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, including, for example, immunogenicity. In such an event, we could suspend or terminate our trials, or the FDA or comparable non-U.S. regulatory authorities could order us to cease clinical trials or deny approval of any future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences could materially and negatively affect our business, financial condition, results of operations and prospects.

It may be difficult to discern whether certain events or symptoms observed during our clinical trials or by patients using our approved products are related to any future product candidates or approved products. As a result, we and our development programs may be negatively affected even if such events or symptoms are ultimately determined to be unlikely related to any future product candidates or approved products.

We cannot assure you that additional or more severe adverse side effects related to any future product candidates will not be observed in our clinical trials or in the commercial setting. If observed, such adverse side effects could delay or preclude regulatory approval of any future product candidates, limit commercial use or result in the withdrawal of previously granted marketing approvals. If we or others identify undesirable or unacceptable side effects caused by any future product candidates or products:

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

If we identify a future product candidate, the marketing approval process is expensive, time-consuming and uncertain and may prevent us or any future collaboration partners from obtaining approvals for the commercialization of any other product candidate we develop.

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

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates, may be harmed, and our ability to generate revenues will be materially impaired.

The results of completed clinical trials may not be predictive of future results. Data from our clinical trials to date may not be indicative of results obtained when these trials are completed or in later-stage trials.

There is a high failure rate for drugs and biologic products proceeding through clinical trials. Failure can occur at any time during the clinical trial process. The results of completed clinical trials of any future product candidate may not be predictive of the results of later-stage clinical trials, and the results of trials in certain patients may not be predictive of those obtained in another. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in earlier stage clinical trials. In addition, data obtained from clinical activities is subject to varying interpretations, which may delay, limit or prevent regulatory approval. For example, the results of our Phase 2b clinical trial of sozinibercept combination therapy was not predictive of the results of our Phase 3 clinical program and the primary endpoints were not met in both our COAST and ShORe Phase 3 clinical trials and we discontinued the development of sozinibercept in March 2025.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

Once we identify a future product candidate we expect that from time to time, we may publicly disclose preliminary or top-line data from our clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line results that we report for any future product candidate may differ from future results of the same trials or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available. From time to time, we may also disclose interim data from our clinical trials. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as more patient data become available.

In addition, adverse changes between interim data and final data could significantly harm our business and prospects. Additional disclosure of interim data by us or by our competitors in the future could also result in volatility in the price of the ADSs and our ordinary shares. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize any future product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We may face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than us.

The biopharmaceutical industry is intensely competitive and subject to rapid innovation and significant technological advancements. We believe the key competitive factors that will affect the development and commercial success of any future product candidates are efficacy, safety and tolerability profile, reliability, convenience of dosing, price, the level of generic competition and reimbursement. Our competitors include multinational pharmaceutical companies, specialized biotechnology companies, universities and other research institutions. A number of biotechnology and pharmaceutical companies are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting. Smaller or earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

There are a number of large pharmaceutical and biotechnology companies that are currently pursuing the development of products for the treatment of anti-VEGF indications or have commercially approved products for the treatment of anti-VEGF indications, including Roche, Regeneron and Novartis. In addition to competition from other companies directly targeting VEGF-C,D and R3, any products we may develop may also face competition from other types of therapies or patient and physician preferences. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as any future product candidates progress through development to potential commercialization.

If our competitors market products that are more effective, safer or cheaper than our products, are more durable, have reduced injection burden compared to our products, or reach the market sooner than our products, we may not achieve commercial success. In addition, the biopharmaceutical industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies, products or product candidates obsolete, less competitive or not economical.

Many of our competitors have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly longer operating histories and greater experience than we have in undertaking nonclinical studies and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Clinical trials for the treatment of anti-VEGF indications may be relatively costly and time-consuming. The requirements for approval by the FDA and comparable non-U.S. regulatory authorities may change over time and this may require changes to ongoing or future clinical trial designs that could impact timelines and cost. Further, many of our competitors have established distribution channels for the commercialization of their products, whereas we have no such channel or capabilities. In addition, many competitors have greater name recognition and more extensive collaborative relationships

As a result, our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize any future product candidates. Our competitors may also develop and succeed in obtaining approval for drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than we are in manufacturing and marketing their products. If we are unable to compete effectively against these companies, then we may not be able to commercialize any future product candidates or achieve a competitive position in the market. This would negatively affect our ability to generate revenue. Our competitors also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and enrolling patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our inability to compete effectively in any of these aspects of our business could harm our business, financial condition, results of operations and prospects.

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

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. If we are unsuccessful in achieving a differentiated profile with any future product candidate, based on efficacy, safety and tolerability, dosing and administration, market acceptance will be limited. As a result, doctors may continue to use such existing treatments as first-line therapies

The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

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

We intend to focus our product candidate development on therapies for the treatment of anti-VEGF-C,D and R3 therapies. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidate are based on estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may not ultimately be amenable to treatment with our product candidates. Our market opportunity may also be limited by future competitor treatments that enter the market. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse impact on our business.

If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.

Following the termination of our development of sozinibercept, we plan to reformulate our portfolio of drug candidates targeting VEGF-C and /or D to treat VEGF-C and/or D mediated disorders in other organs. The success of this strategy depends primarily upon our ability to identify and validate new therapeutic candidates, and to identify, develop and commercialize new drugs and biologics. Our research efforts may initially show promise in discovering potential new drugs and biologics, yet fail to yield product candidates for clinical development for a number of reasons, including:

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

The ability of the FDA or other comparable foreign regulatory authorities to review and approve new products or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, leadership changes, the ability to hire and retain key personnel and accept payment of user fees, the availability of personnel and other resources, changes in statutes, regulations and policies that affect the FDA’s or comparable foreign regulatory authorities’ ability to perform routine functions, and other business disruptions. Average review times at the FDA and comparable foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. In addition, there have recently been terminations of large numbers of federal employees at various federal agencies, including the FDA. Changes and cuts in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion, or at all. A prolonged government shutdown occurs and/or employee terminations or resignations could significantly impact the ability of the FDA or other federal agencies to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns and/or employee terminations or resignations at the

SEC could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

There is substantial uncertainty as to whether and how the current administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges as we navigate development and approval of our product candidates. Some of these efforts have manifested to date in the form of personnel cuts and measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on our ability to obtain guidance from the FDA on our product candidates in development and obtain the requisite regulatory approvals in the future. There is uncertainty as to whether we will be materially and negatively impacted by governmental orders, regulations, policies or guidance, or disruptions to the normal operations of government agencies.

Even if we commercialize any future product candidate, we may face challenges to achieving profitability such as our products becoming subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business.

In the United States and in other countries, patients who are prescribed treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid, TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations are essential for most patients to be able to afford medical services and pharmaceutical products such as any our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors are essential for most patients to be able to afford treatments .

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

Government authorities and other third-party payors in the United States and abroad have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and for newly approved products, and as a result, they may not cover or provide adequate reimbursement for any future product candidates. Increasingly, certain third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for any product that we or our future collaborators commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we or our future collaborators obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we and our future collaborators may not be able to successfully commercialize any product candidate for which marketing approval is obtained. A decision by a third-party payor not to cover or not to separately reimburse for our medical products or therapies using our products could reduce physician utilization of our products once approved. Assuming there is coverage for our product candidates, or therapies using our product candidates by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. We cannot be sure that coverage and reimbursement in the United States will be available for any future product candidates and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future.

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

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize any future product candidates with significant market potential at an adequate profit margin after cost of goods sold and other expenses. Commercialization of any future product candidates may entail a substantial cost of goods sold and there can be no assurance that we will be able to achieve a suitable gross margin with respect to sales of any future product candidates.

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

We have received cash incentives in the past under the Research and Development Tax Incentive scheme, or the R&D Scheme, to offset the costs of our clinical trials and other qualifying expenses incurred both in Australia and other jurisdictions. Certain research and development costs that we incur in the future may be ineligible for cash incentives under the R&D Scheme. For example, costs incurred outside Australia in connection with our future clinical trials are generally not eligible for cash incentives under the R&D Scheme. In addition, the federal government of Australia and the Australian Taxation Office, or ATO, could change the rules of the regulatory regime or amend past tax returns and, as a result, amounts paid to us may become repayable to the ATO including the amount of tax incentives in respect to our fiscal year ended June 30, 2025, included as current receivables in our consolidated financial statements. We have received an aggregate of US$33.7 million (A$48.7 million) in cash tax incentives during the five fiscal years ended June 30, 2025, under the R&D Scheme. As of June 30, 2025, our current tax receivable under the R&D Scheme was US$7.2 million. This receivable amount as of June 30, 2025, is based on Australian legislation as enacted as of June 30, 2025. Any proposed changes to the legislation, such as rate changes to eligibility requirements, may have a retrospective impact on our current tax receivable under the R&D Scheme - currently, no such legislative changes have occurred. Any rule changes made to reduce the amount we are able to claim under the R&D Scheme currently or in the future and any retrospective changes made to the R&D Scheme that reduce the incentives that we have claimed in past tax years could harm our business, financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, legislation informally titled the One Big Beautiful Bill Act and the Inflation Reduction Act enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service and other tax authorities with respect to new and existing legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation. In addition, it is uncertain if and to what extent various states will conform to such legislation or any newly enacted federal tax legislation. Changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings and the deductibility of expenses or future reform legislation could have a material impact on the value of our deferred tax assets, could result in one-time charges and could increase our future U.S. tax expense.

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

If we are not able to obtain required regulatory approvals, we will not be able to commercialize any future product candidate, and our ability to generate product revenue will be impaired.

Any future product candidate that we may develop, as well as the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale and distribution are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by similar regulatory authorities outside the United States. Failure to obtain marketing approval for, and thus commercialize any product candidate, could negatively impact our ability to generate any revenue from product sales

We have not received approval from regulatory authorities to market any product candidate in any jurisdiction, and it is possible that our lead product candidate will never obtain the appropriate regulatory approvals necessary for us to commence product sales. Neither we nor any collaborator is permitted to market our product candidate in the United States or any other jurisdiction until we receive regulatory approval of a BLA from the FDA or similar application from regulatory authorities outside of the United States.

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

Even if any future product candidate receives regulatory approval, it may still face future development and regulatory difficulties.

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

Risks Related to Our Reliance on Third Parties

We have relied on, and expect to continue to rely on, third-party manufacturers to produce any future product candidates. Any failure by a third-party manufacturer to produce acceptable product candidates for us pursuant to our specifications and regulatory standards may delay or impair our ability to initiate or complete our clinical trials, obtain and maintain regulatory approvals or commercialize approved products

The manufacturing of biologic drugs is complex and the process of identifying the qualifying suppliers takes a significant investment of time and money. We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we expect to rely for the foreseeable future, on third-party manufacturers to supply us with any future product candidates.

Reliance on third-party suppliers and manufacturers entails risks to which we would not be subject if we manufacture product candidates or products ourselves. For example, if we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or develop our own manufacturing capabilities in a timely manner or at all, which could delay or impair our ability to obtain regulatory approval for our products and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us in a timely manner, if at all, and there could be a substantial delay before new facilities could be qualified and registered with or licensed by the FDA and other comparable non-U.S. regulatory authorities.

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

If any future product candidates are approved by the FDA or other comparable non-U.S. regulatory authorities for commercial sale, we may need to manufacture such product candidate in larger quantities. We intend to use third-party manufacturers for commercial quantities of any future product candidate to the extent we advance any future product candidates. Our manufacturers may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or efficient manner, or at all. If we are unable to successfully increase the manufacturing capacity for a product candidate, the regulatory approval or commercial launch of that product candidate may be delayed or there may be a shortage in the supply of the product candidate.

In addition, the operations of our third-party manufacturers may be subject to earthquakes, power shortages, telecommunications failures, failures or breaches of information technology systems, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions. Damage or extended periods of interruption to our facilities due to fire, natural disaster, power loss, communications failure, unauthorized entry or other events could cause us to cease or delay development of some or all of our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

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

The manufacture of biologic products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up and validating initial production and ensuring the avoidance of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and non-U.S. regulations. We cannot assure you that any stability or other issues relating to the manufacture of any future product candidate will not occur in the future.

The process of manufacturing any future product candidate is complex, highly regulated and subject to several risks, including:

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

We have limited process-development capabilities and have access only to external manufacturing capabilities. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in clinical trials or commercialization. Any delay or interruption in the supply of clinical trial materials, could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through nonclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause any future product candidate to perform differently and affect the results of clinical trials or other future clinical trials conducted with the altered materials. Such changes may also require additional testing, FDA notification or FDA approval. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of any future product candidate or jeopardize our ability to commence sales and generate revenue.

We rely on third parties to conduct our clinical trials and some aspects of our research and development activities, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or testing.

We expect to continue to rely on, third parties, such as CROs, clinical data management organizations, medical institutions, consultants and clinical investigators, to conduct our clinical trials for any future product candidate and certain aspects of our research and development activities. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities and such alternative arrangements may not be available on terms acceptable to us.

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

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements, standard operating procedures or clinical trial protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any future product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also expect to rely on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development, marketing approval and/or commercialization of any future product candidates, producing additional losses and depriving us of potential revenue.

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

We may not be able to attract or retain qualified personnel and consultants due to the intense competition for such individuals in the biotechnology and pharmaceutical industries. Although we streamlined our operations and reduced our workforce following the discontinuation of our clinical trials in March 2025, we may increase our workforce in the future. In particular, we have hired and may in the future hire employees, including senior employees, in the United States if we identify a future product candidate following completion of the Board’s strategic review. The hiring environment in the United States for such candidates is extremely competitive. Many of the other pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are not able to attract and retain necessary personnel and consultants to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development and commercial objectives, our ability to raise additional capital and our ability to implement our business strategy.

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

Our success will depend in significant part on our current or future licensors’, licensees’ or collaborators’ ability to establish and maintain adequate protection of our owned and licensed intellectual property covering the product candidates we plan to develop, and the ability to develop these product candidates and commercialize the products resulting therefrom, without infringing the intellectual property rights of others. In addition to taking other steps to protect our intellectual property, we hold issued patents, we have applied for patents, and we intend to continue to apply for, patents with claims covering our technologies, processes and product candidates when and where we deem it appropriate to do so. We have filed patent applications both in the United States and in certain non-U.S. jurisdictions to obtain patent rights to inventions we have developed, with claims directed to compositions of matter, methods of use and other technologies relating to our programs. In addition, as part of the first phase of the Board’s strategic review of our business focused on reformulating our portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering our portfolio of drug candidates to other organs, we have already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. There can be no assurance that any of these patent applications will issue as patents or, for those applications that do mature into patents, that the claims of the patents will exclude others from making, using or selling our product candidates or products that compete with or are similar to our product candidates. In countries where we have not sought and do not seek patent protection, third parties may be able to manufacture and sell our product candidates without our permission, and we may not be able to stop them from doing so.

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

Any changes we make to any future product candidates to cause them to have what we view as more advantageous properties may not be covered by our existing patents and patent applications, and we may be required to file new applications and/or seek other forms of protection for any such altered product candidates. The patent landscape surrounding the technology underlying our product candidates is potentially crowded, and there can be no assurance that we would be able to secure patent protection that would adequately cover an alternative to any future product candidates.

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

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some non-U.S. countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with any future product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect any future product candidates.

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

We may be unable to obtain intellectual property rights or technology necessary to develop and commercialize any future product candidates.

The patent landscape around our programs is complex, and there may be one or more third-party patents and patent applications containing subject matter that might be relevant to any future product candidate we identify. Depending on what claims may ultimately issue from these patent applications, and how courts construe the issued patent claims, as well as depending on the ultimate formulation and method of use of any future product candidates, we may need to obtain a license to practice the technology claimed in such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates, which would harm our business, financial condition and results of operations. Moreover, even if we obtain licenses to such intellectual property, but subsequently fail to meet our obligations under the relevant license agreements, or such license agreements are terminated for any other reasons, we may lose our rights to the technologies licensed under those agreements.

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

Our commercial success depends upon our ability to develop, manufacture, market and sell any future product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can.

We could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent of a third party. A finding of infringement could prevent us from commercializing any future product candidates or force us to cease some of our business operations, which could materially harm our business.

We may not be aware of all third-party intellectual property rights potentially relating to any future product candidates and technologies. We are not aware of any facts that would lead us to conclude that the valid and enforceable claims of any third-party patents would reasonably be interpreted to cover our product candidates. As to pending third-party applications, we cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and negatively affect our ability to commercialize any product candidates we may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any such third-party patents (including those that may issue from such applications) were successfully asserted against us or other commercialization partners and we were unable to successfully challenge the validity or enforceability of any such asserted patents, then we and other commercialization partners may be prevented from commercializing our product candidates, or may be required to pay significant damages, including treble damages and attorneys’ fees if we are found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. Any of the foregoing would harm our business, financial condition and operating results.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make products that are similar to any future product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we exclusively license or may own in the future;
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

We had a total of 1,231,317,008 ordinary shares outstanding as of June 30, 2025. We issued an additional 136,661,003 ordinary shares to the DFA Investors in the DFA Settlement in August 2025. As of the date of this annual report, the exercise of all outstanding investor options/rights exercisable for ordinary shares would enable the subscription of new ordinary shares representing approximately 14% of the diluted share capital. The ordinary shares subject to subscription under outstanding options exercisable for ordinary shares will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Sales of a large number of the ordinary shares in the public market could depress the market price of the ADSs. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ordinary shares and ADSs could decline substantially, which could impair our ability to raise additional capital through the issuance of ordinary shares, ADSs or other securities in the future.

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

Our ADSs may be delisted from Nasdaq in the future which may negatively impact the liquidity and value of the ADSs

We may, in the future, fail to remain in compliance with the Nasdaq continued listing standards, and thus fail to maintain the listing of our ADSs on Nasdaq. If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•
a limited availability of market quotations for our securities;
•
reduced liquidity for our securities;
•
a limited amount of news and analyst coverage; and
•
a decreased ability to issue additional securities or obtain additional financing in the future.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2025. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status.

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

We believe we were a PFIC for our taxable year ended June 30, 2025, and based on the nature and composition of our income, assets, activities and market capitalization, we may be a PFIC in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

We take steps to detect and remediate vulnerabilities, but we may not be able to detect and remediate all vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

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

Section 404(a) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. During the year ended June 30, 2025, we continued to identify a material weakness in our internal controls over financial reporting because we did not design and maintain effective controls in relation to accounting for non-routine transactions and its related note disclosures which resulted in our failure to prevent and detect material errors which were corrected in our consolidated financial statements as of and for the year ended June 30, 2025 related to the incorrect accounting and disclosures for the Development Funding Agreement obligations. During the year ended June 30, 2024 we identified a material weakness in our internal controls over financial reporting because we did not design and maintain effective controls in relation to accounting for non-routine transactions and its related note disclosures which resulted in our failure to prevent and detect material errors which were corrected in our consolidated financial statements as of and for the year ended June 30, 2024 related to the (1) the incorrect accounting of the Development Funding Agreement following the changes in the assumption relating to the timing of the repayments and (2) the accounting application and related disclosures of investor options in the prior year. Although we are taking certain measures to remediate this material weakness which continues to exist as of June 30, 2025, this material weakness will not be considered remediated until management completes the design and implementation of the remediation measures and the controls operate for a sufficient period of time and management concludes, through testing, that these controls are effective. If in the future, we fail to maintain effective internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404(a).

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

Item 4. Information on the Company

4A. History and Development of Opthea Limited

We were incorporated under the laws of Australia in 1984 under the name Circadian Technologies Limited. In 1985, we completed an initial public offering of our ordinary shares and the listing of our ordinary shares on the Australian Securities Exchange, or the ASX. In December 2015, we changed the name of our company to Opthea Limited. In October 2020, we dual listed onto the NASDAQ. Our registered offices are located at C/- Prime Company Compliance, Level 9 505 Little Collins Street, Melbourne, VIC 3000, Australia. Our telephone number is +61 3 9826 0399. Our agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036. Our website address is www.opthea.com. The reference to our website is an inactive textual reference only and information contained in, or that can be assessed through, our website is not part of this annual report. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

For a description of our principal capital expenditures and divestitures for the three years ended June 30, 2025, and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects”.

4B. Business Overview

Our Company

We are a clinical stage biopharmaceutical company publicly listed on the Australian Securities Exchange and Nasdaq. The principal activity of Opthea Limited is to research and develop novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

Our lead asset, sozinibercept was being developed as a novel, first‑in‑class VEGF‑C/D ‘trap’ inhibitor designed to be used in combination with standard‑of‑care anti‑VEGF‑A therapies to improve vision in wet AMD patients, many of whom respond sub‑optimally or become refractory to existing therapies. Sozinibercept had the potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live more independently and have a better quality of life. Wet AMD is a chronic, progressive eye disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg sozinibercept, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis®), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials, COAST (Combination OPT-302 with Aflibercept Study) and ShORe (Study of OPT-302 in combination with Ranibizumab), in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy. We completed patient recruitment for COAST in February 2024 and in ShORe in May 2024.

During 2024 through 2025 Opthea’s principal activities included progression of the Company’s Phase 3 registrational trials of sozinibercept for wet AMD through to top-line data read out. In March 2025 the company announced the Phase 3 trials did not meet their primary endpoints. Trading in our ordinary shares on the ASX and in our ADSs on Nasdaq have been halted since this announcement. Since March of 2025 the company has been closing all clinical, manufacturing, and regulatory activities associated with the Wet AMD program and exiting all contracts related to the clinical trials.

In March 2025, after the primary endpoints were not met in our COAST and ShORe Phase 3 trials, Opthea and the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. Following the discontinuation of the clinical trials we streamlined our operations, reduced our workforce and Board of Directors and exited all contracts related to our clinical trials. We also entered into negotiations with the DFA Investors to settle the DFA. On August 19, 2025, we reached a binding agreement with the DFA Investors to terminate the DFA, pursuant to which the DFA Investors received a cash payment of $20 million and 136,661,003 ordinary shares, equal to 9.99% of our then outstanding issued share capital on a fully diluted basis. Upon receipt of the cash payment and ordinary shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA.

Our Strategy

Pivotal Phase 3 Clinical Trials in Wet AMD

Over the last several years we were focused on developing sozinibercept for patients with wet AMD. We initiated two concurrent pivotal Phase 3 clinical trials for the treatment of wet AMD. These double-masked, sham-controlled Phase 3 clinical trials enroll treatment-naive patients to assess the efficacy and safety of 2.0 mg sozinibercept in combination with anti-VEGF-A therapy for treatment-naive patients with wet AMD compared to a standard of care anti-VEGF-A monotherapy. In addition, each trial was comparing the clinical efficacy of sozinibercept, administered in combination with the applicable VEGF-A inhibitor on an every 4-week and every 8-week dosing regimen to understand the durability of sozinibercept treatment effect with less frequent dosing. The primary endpoint of both trials was the mean change in visual acuity from baseline to week 52. Patients continued to be dosed until week 96 to further assess long-term safety at week 100. We completed patient recruitment for COAST in February 2024 and in ShORe in May 2024.

In March 2025, Opthea announced the COAST Phase 3 trial did not meet its primary or secondary endpoints. As a result of the COAST negative trial endpoints the management team and Board of Directors in consultation with the DFA Investors determined the most appropriate course of action for wet AMD patients and shareholders and other stakeholders was to accelerate the timing of the ShORE trial topline data.

In March 2025, Opthea announced the ShORE trial did not meet its primary or secondary endpoints. Following the negative topline data of both COAST & ShORE trials Opthea, in consultation with the DFA Investors determined to terminate the sozinibercept in wet AMD program.

Strategy Moving Forward

After our Phase 3 clinical trials in Wet AMD missed their primary endpoints the company has terminated the development of the Wet AMD program. The company has downsized the work force by 80% and reduced the Board of Directors by over 50%. As of September 11, 2025 there are 4 full time employees remaining with the company.

Our goal is to continue targeting Vascular Endothelial Growth Factors (VEGF”) and to reformulate our anti-VEGF compounds, including to treat diseases known to be mediated by VEGF-C and/or D. This signifies a shift from Opthea’s previous focus on the development and commercialization of existing compounds for the treatment of wet AMD (including through the COAST and ShORE clinical trials,) to the use of its existing compounds to potentially treat other diseases. We have previously explored the application of anti-VEGF compounds for diagnosing diseases where the elevation of VEGF-D serum levels correlated with disease severity. We believe OPT-302 has a promising application to the treatment of these diseases.

Following the DFA Settlement, the Board is conducting a full strategic review of our business. The first phase of the strategic review will be focused on reformulating our portfolio of drug candidates targeting VEGF-C and/or VEGF-D, of which OPT-302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering our portfolio of drug candidates to other organs. To implement phase one, we have already taken steps to apply for a patent in order to protect the use of OPT-302 in various delivery methods. Following completion of phase one and subject to the successful reformulation of one of our drug candidates targeting VEGF-C and/or VEGF-D, we will look to conduct clinical trials of any future drug candidate in treating VEGF-C and/or VEGF-D mediated disorders in other organs. Similar to previous clinical trials conducted for sozinibercept in wet AMD, we expect that any future clinical trials will be outsourced to third party providers.

Intellectual Property

As of June 30, 2025, we have rights to 16 issued U.S. patents, six U.S. patent applications, 68 issued non-U.S. patents and 23 pending non-U.S. applications. Our live issued patents and patent applications all are protected to expire between November 2026 and November 2034 although our most recent filing sin 22 countries do not expire until September 2043.

With respect to soluble forms of VEGFR-3, we own and have licensed rights to patent families including issued patents in the United States and Europe (Switzerland, France, Germany and the UK) which began expiring in 2022 and are expect to continue expiring until 2031. These patents cover compositions of matter and/or method of use claims, including claims direct to at the treatment of eye diseases associated with abnormal blood vessel growth, such as wet AMD.

With respect to sozinibercept, we own a patent family with three issued U.S. patents, an issued European patent validated in 38 countries and non-U.S. patents granted in Australia, Brazil, Canada, China, Colombia, Indonesia, Israel, India, South Korea, Mexico, Malaysia (2), New Zealand, Philippines, Russia, Singapore and South Africa. Patent applications are pending in the United States and in Europe. The three issued U.S. patents have claims covering the composition of matter of sozinibercept and its uses in treating ocular disorders and/or nucleic acids, vectors, and host cells for producing it. These issued patents and pending patent applications, if issued, are expected to expire in 2034, not including any patent term extension. We also own a patent family with 23 pending applications with claims to formulations of sozinibercept with enhanced stability and shelf life.

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

As of June 30, 2025, we or our subsidiaries have registered and own “Opthea” as a trademark in ten jurisdictions, including the United States and Europe. Other than the registered trademark listed above, we currently rely on our unregistered trademarks, trade names and service marks, as well as our domain names and logos, as appropriate, to market our brands and to build and maintain brand recognition.

Government Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in non-U.S. countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record-keeping, approval, advertising, promotion, marketing, post-approval monitoring, and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various nonclinical, clinical and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of any future product candidate.

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

Since its enactment, there have been executive, legal and political challenges to certain aspects of the Affordable Care Act. By way of example, the Tax Cuts and Jobs Act, or TCJA, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act.

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

Manufacturing and Supply

We were dependent on specialized third parties, who are subject to cGMP requirements and regulations, for the supply and manufacture of sozinibercept drug substance and drug product. We do not have any internal manufacturing and control capabilities. We sourced the drug substance for OPT-302 and our clinical trials on a purchase order basis. However, we believe that competitive pricing was achieved because there are a number of potential long-term replacements for our suppliers of drug substance. We terminated all agreements with such third parties following the discontinuation of our clinical trials for sozinibercept. We expect that if we are successful in reformulating any of our drug candidates and identifying a product candidate we will similarly be dependent on specialized third parties for the supply and manufacture of the drug substance and drug product for any future product candidate.

Employees

As of September 11, 2025, we had 4 full-time employees in our administration department, all located in Australia. None of our employees are represented by collective bargaining agreements.

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

4D. Property and Equipment

We occupied approximately 1,938 square feet of office space in South Yarra, Victoria, Australia under a lease that expired in July 2025. With the expiry of the lease the Australian staff reverted to working remotely. We believe that this arrangement is adequate to meet our current needs and that suitable additional alternative facilities will be available in the future on commercially reasonable terms to meet our future needs.

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

Overview

We are a clinical stage biopharmaceutical company. The principal activity of Opthea Limited is to research and develop novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

Our lead asset, sozinibercept was being developed as a novel, first‑in‑class VEGF‑C/D ‘trap’ inhibitor designed to be used in combination with standard‑of‑care anti‑VEGF‑A therapies to improve vision in wet AMD patients, many of whom respond sub‑optimally or become refractory to existing therapies. Sozinibercept had the potential to become the first therapy in 20 years to improve visual outcomes in patients with wet AMD, enabling them to live more independently and have a better quality of life. Wet AMD, a chronic, progressive eye disease and the leading cause of vision loss for individuals over the age of 50. In a 366-patient Phase 2b clinical trial for the treatment of wet AMD, 2.0 mg sozinibercept, in combination with a standard of care anti-VEGF-A therapy, ranibizumab (Lucentis®), met the primary endpoint of a statistically significant superior mean gain in visual acuity over ranibizumab monotherapy at week 24. We initiated two pivotal Phase 3 clinical trials, COAST (Combination OPT-302 with Aflibercept Study) and ShORe (Study of OPT-302 in combination with Ranibizumab), in treatment-naive patients with wet AMD to evaluate the efficacy and safety of sozinibercept in combination with anti-VEGF-A therapies compared to anti-VEGF-A monotherapy. We completed patient recruitment for COAST in February 2024 and in ShORe in May 2024.

During 2024- 2025 Opthea’s principal activities included progression of the Company’s Phase 3 registrational trials of sozinibercept for wet AMD through to top-line data read out. In March 2025 the company announced the Phase 3 trials did not meet their primary endpoints. Trading in our ordinary shares on the ASX and in our ADSs on Nasdaq have been halted since this announcement. Since March of 2025 the company has been closing all clinical, manufacturing, and regulatory activities associated with the Wet AMD program and exiting all contracts related to the clinical trials.

In March 2025, after the primary endpoints were not met in our COAST and ShORe Phase 3 trials, Opthea and the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD, and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. Following the discontinuation of the clinical trials we streamlined our operations, reduced our workforce and Board of Directors and exited all contracts related to our clinical trials. We also entered into negotiations with the DFA Investors to settle the DFA. On August 19, 2025, we reached a binding agreement with the DFA Investors to terminate the DFA, pursuant to which the DFA Investors received a cash payment of $20 million and 136,661,003 ordinary shares, equal to 9.99% of our then outstanding issued share capital on a fully diluted basis. Upon receipt of the cash payment and ordinary shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA.

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

We have incurred operating losses since 2013. Our ability to generate product revenue sufficient to achieve profitability will be dependent on the successful development and eventual commercialization of sozinibercept and any future product candidates. Our total comprehensive loss was US$142.5 million, US$220.2 million, and US$162.8 million for the years ended June 30, 2023, 2024 and 2025, respectively. As of June 30, 2025, we had an accumulated loss of US$742.5 million.

We expect to continue to spend, significant resources to fund our strategic review, including research and development of, and seeking regulatory approvals for, other future product candidates. As of June 30, 2025, we had cash and cash equivalents of US$48.4 million. Following the DFA Settlement, as of August 20, 2025 we have $20 million in cash on hand. We have no other committed external source of funds. We expect that our current cash balance will be sufficient to fund our operations into the fourth calendar quarter of 2026. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. The estimate is also dependent on whether the reformulation process is successful and the nature and size of clinical trials to be conducted in the future. The various ways we could raise additional capital carry potential risks. We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. See “—Liquidity and Capital Resources.” See Note 2, Going Concern of our consolidated financial statements for more information.

Due to uncertainties regarding our future operations following the strategic review, and the potential for future clinical trials to assess the efficacy of our drug candidates in other disorders, we may need to raise additional capital, the timing and amount of which is unknown at this time. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which may include collaborations with other companies or other strategic transactions as well as Australian research and development tax incentives. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If any potential product candidate is approved for commercial sale, our commercialization expenses will increase significantly as we seek a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure.

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

5A. Operating Results

Components of Our Results of Operations

Revenue

Revenue consists of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of our prior product candidate sozinibercept and are not currently under development. These licenses are primarily used by third-party licensees for research purposes, and we expect revenue from these out-licensing arrangements to be nominal in future periods. These are variable consideration amounts and are recognized when the sales by our license partners to third parties occur, as the performance obligation to transfer the intellectual property to the license partner is already satisfied.

To date, we have not generated any revenue from sales of approved products. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain revenue from sales of approved products, and we may never succeed in obtaining regulatory approval for any other future product candidate. If our development efforts for any future product candidates are successful and result in an approved and marketed product, or if we enter into additional collaboration or license agreements with third parties, we may generate revenue in the future from a combination of product sales or payments from such collaboration or license agreements.

Other Income

Other income primarily comprises funding under a one-time Australian government grant and the Australian Tax Office.

Operating Expenses

Research and Development Expenses. Research and development expenses comprise the research project costs related to the development programs, including clinical trials, for sozinibercept for the treatment of wet AMD and DME prior to the termination of our clinical program for sozinibercept. R&D expenses also include:

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
•
clinical trial insurance.

We expense R&D costs as incurred and have not capitalized any amounts of R&D costs as of June 30, 2024 and 2025. In the years ended June 30, 2023, 2024 and 2025, we have made payments for R&D activities that have been provided by our CROs for use in R&D activities.

Our direct R&D expenses are tracked on a program-by-program basis for our product candidate and consist primarily of R&D employee-based benefits, external costs, such as fees paid to CROs, CDMOs, research laboratories and outside consultants in connection with our process development, manufacturing and clinical development activities. We do not allocate laboratory supplies and facilities, including depreciation and other indirect costs, to specific programs because these costs are deployed across multiple development activities and indications for sozinibercept prior to the termination of the clinical program and, as such, are not separately classified. We use internal resources primarily to conduct our research activities as well as for managing our process development, manufacturing and clinical development activities. These employees work across multiple development programs and, therefore, we do not track these costs by program.

R&D expenses in fiscal years after June 30, 2025 are expected to decline as we have terminated our clinical program for sozinibercept and we will be in early stages of strategic review to reformulate our drug portfolio for clinical development. Product candidates in later stages of clinical development, generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any future product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of any future product candidates will depend on a variety of factors, including:

•
on whether the reformulation process of one of our drug candidates targeting VEGF-C and/or VEGF-D is successful and the nature and size of clinical trials to be conducted in the future;
•
the scope, rate of progress and expense of any clinical trials as well as other R&D activities, including any impacts of macroeconomic challenges such as inflationary pressures, tariffs and supply chain disruptions;
•
clinical trial results;
•
the terms and timing of regulatory approvals;
•
the expense of filing, maintaining, prosecuting, defending and enforcing patent claims and other intellectual property rights;
•
the ability to raise necessary additional funds;
•
the ability to obtain and maintain third-party insurance coverage and adequate reimbursement;
•
the ability to market, commercialize and achieve market acceptance for any products that receive regulatory approval; and
•
establishing and maintaining agreements with third-party suppliers and manufacturers for clinical supply and commercial manufacturing of any future product candidate, if approved.

A change in the outcome of any of these factors with respect to the development of any future product candidate could significantly change the duration, costs and timing associated with clinical trials and development of any future product candidate.

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

Administrative Expenses. Administrative expenses comprise employee benefit expenses, including share-based payment expenses; investor relations expenses; insurance costs; audit, accountancy and legal fees; other personnel-related expenses; and depreciation expense. We anticipate that our administrative expenses will decline in the future as we have decreased our headcount following termination of our clinical program for sozinibercept.

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

The R&D Tax Incentive Scheme incentive relates to eligible expenditures incurred in Australia and, under certain circumstances, in other countries in connection with the development of sozinibercept. The R&D tax incentive is applied annually to eligible expenditures incurred during the fiscal year following an annual application and subsequent filing of our income tax return subsequent to fiscal year end. We estimate the amount of R&D tax incentive after the completion of a fiscal year based on eligible Australia and overseas expenditures incurred during that year. We expect to continue applying for the R&D tax incentive as we further develop any future product candidate. In particular, if we are successful in our reformulation of one of our drug candidates targeting VEGF-C and/or VEGF-D we intend to apply for the costs expected to be incurred in Australia related to our clinical trials for any future product candidate to be eligible for the R&D tax incentive for future fiscal years once incurred. However, there can be no assurance that the ATO will allow these costs to be eligible for the tax incentive.

Results of Operations for the Fiscal Years Ended June 30, 2023, 2024 and 2025

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive income for the periods presented.

	2025	2024	2023
	US$	US$	US$
	(in thousands)
Revenue	25	125	108
Other income	121	137	277
Operating expenses
Research and development expenses (included amounts owed by related parties $10,021 (2024:$3,042, 2023: $900))	(126,832)	(176,326)	(128,829)
Administrative expenses (included amounts paid to related parties $275 (2024:$nil, 2023 $nil))	(29,076)	(15,778)	(21,582)
Total Operating expenses	(155,908)	(192,104)	(150,411)
Operating loss	(155,762)	(191,842)	(150,026)
Finance income	5,532	3,395	3,228
Interest expense on DFA (includes amounts to related parties $32,792 (2024:$24,699, 2023:$13,462))	(46,457)	(30,263)	(13,462)
Gain on remeasurement of financial liability - DFA	—	387	12,302
Fair value gain/(loss) on derivative - investor options	28,283	(11,224)	—
Net foreign exchange loss	(1,334)	(107)	(489)
Loss before income tax	(169,738)	(229,654)	(148,447)
Income tax benefit	6,947	9,412	5,926
Loss for the year	(162,791)	(220,242)	(142,521)
Other comprehensive income:
Other comprehensive income for the period, net of tax	—	—	—
Total comprehensive loss for the year	(162,791)	(220,242)	(142,521)

Revenue

Revenue was US$25 thousand for the fiscal year ended June 30, 2025, compared to US$125 thousand for the fiscal year ended June 30, 2024. This decrease was due to lower sales-based royalties received under our out-licensing arrangements. Revenue for the years ended June 30, 2025 and 2024 consisted of sales-based royalties in connection with the out-licensing of certain intellectual property assets that are unrelated to our core business and the development of sozinibercept which are not currently under development following termination of our clinical program.

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

Other Income

Other income was US$121 thousand for the fiscal year ended June 30, 2025, compared to US$137 thousand for the fiscal year ended June 30, 2024.

Other income was US$137 thousand for the fiscal year ended June 30, 2024, compared to US$277 thousand for the fiscal year ended June 30, 2023.

Research and Development Expenses

Research and development expenses were US$126.8 million for the fiscal year ended June 30, 2025, compared to US$176.3 million for the fiscal year ended June 30, 2024. This decrease was primarily due to termination costs relating to our Phase 3 clinical trial of sozinibercept, as a result of the discontinuation of the development program for sozinibercept in March 2025 following our Phase 3 clinical program and primary endpoints not being met in both our COAST and ShORe clinical trials, compared to the costs incurred during the fiscal year ended June 30, 2024.

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

Our research and development expenses are broken down as set forth in the table below.

	2025	2024	2023
	US$	US$	US$
	(in thousands)	(in thousands)	(in thousands)
Costs related to the ShORe Phase 3 clinical trial of sozinibercept in wet AMD	47,733	77,788	59,472
Costs related to the COAST Phase 3 clinical trial of sozinibercept in wet AMD	43,703	69,947	50,544
Costs related to the Phase 2b clinical trial of sozinibercept in wet AMD	—	—	18
Costs related to the Phase 1b/2a clinical trial of sozinibercept in DME	—	—	18
Chemistry manufacturing and controls	13,017	19,394	12,062
Other direct non-clinical expenses	22,379	9,197	6,715
Total research and development expenses	126,832	176,326	128,829

Administrative Expenses

Administrative expenses were US$29.1 million for the fiscal year ended June 30, 2025, compared to US$15.8 million for the year ended June 30, 2024. This increase was primarily due to US$7.8 million in employee benefits that were incurred in fiscal year ended June 30, 2025 due to expansion of our headcount through to March 2025 and then the termination costs following our reduction in workforce following the failure to reach the primary endpoints in our two clinical trials and an increase of US$5.1 million for legal costs, consultancy and other costs in fiscal year ended June 30, 2025 resulting from the increased work to close out the clinical trials and all associated contracts.

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

Interest expense on DFA

Interest expense on the DFA was US$46.5 million for the fiscal year ended June 30, 2025, compared to US$30.3 million for the fiscal year ended June 30, 2024. This increase was due to the accretion of the financial liability recognized upon the receipt of payments under the DFA. The interest expense is a non-cash item.

Interest expense on the DFA was US$30.3 million for the fiscal year ended June 30, 2024, compared to US$13.5 million for the fiscal year ended June 30, 2023. This increase was due to the accretion of the financial liability recognized upon the receipt of payments under the DFA. The interest expense is a non-cash item.

Gain on remeasurement of financial liability - DFA

There was a US$nil million gain on remeasurement of the DFA for the fiscal year ended June 30, 2025, compared to US$0.4 million for the fiscal year ended June 30, 2024. The small gain in fiscal year ended June 30, 2024 was due to a remeasurement of the financial liability as a result of the additional $50.0 million option funding above the original committed funding under the DFA and Amended and Restated DFA. The gain on remeasurement on the DFA is a non-cash item.

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

Fair value loss on investor options

There was a US$28.3 million fair value gain on investor options for the fiscal year ended June 30, 2025, compared to US$11.2 million loss for the fiscal year ended June 30, 2024. This gain was due to the fair value market assessment made by management at year end due to the current suspension in trading. The fair value adjustment on investor options is a non-cash item.

There was a US$11.2 million fair value loss on investor options for the fiscal year ended June 30, 2024, compared to US$nil loss for the fiscal year ended June 30, 2023. This increase was due to the new issues of options in the current financial year. The fair value adjustment on investor options is a non-cash item

Equity and Investor Options - 2024

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

Considering that the 2023 Investor Options are traded on the Australian Stock Exchange, we use the quoted price at the balance sheet date as the fair value of the options. The 2024 Investor Options are traded on the Australian Stock Exchange, we use the quoted price at the balance sheet date as the fair value of the options. At June 30, 2025 management assessed the fair value of the Investor options at US$nil due to the current trading suspension.

Net Foreign Exchange Loss

Net foreign exchange differences were a loss of US$1.3 million for the fiscal year ended June 30, 2025, compared to a loss of US$0.1 million for the fiscal year ended June 30, 2024. The increase was primarily the result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions.

Net foreign exchange differences were a loss of US$0.1 million for the fiscal year ended June 30, 2024, compared to a loss of US$0.5 million for the fiscal year ended June 30, 2023. The decrease was primarily the result of net variances of the exchange rate between the Australian dollar and U.S. dollar on Australian dollar-denominated cash and cash equivalents, financial assets, financial liabilities and foreign currency denominated transactions

Income Tax Benefit

Income tax benefit was US$6.9 million for the fiscal year ended June 30, 2025, compared to US$9.4 million for the fiscal year ended June 30, 2024. This decrease was due to lower R&D tax incentive receivable recognized during the fiscal year ended June 30, 2025 based on eligible spend.

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

Sources and Uses of Liquidity

Our operations relating to the development of sozinibercept have been financed primarily through the issuance and sale of new ordinary shares totaling US$408.6 million in the five years ended June 30, 2025. We have also received an aggregate of US$170.0 million in the five years ended June 30, 2025, under the Development Funding Agreement, pursuant to which the DFA Investor agreed to provide funding to support our development of sozinibercept for the treatment of wet AMD. We have also received an aggregate of US$33.8 million (A$48.7 million) in the five fiscal years ended June 30, 2025, under the R&D Tax Incentive Scheme for the funding of the development and clinical trials of sozinibercept.

As of June 30, 2025, we had cash and cash equivalents of US$48.4 million, and we had an accumulated loss of US$742.5 million.

Funding Requirements

Following the DFA Settlement, as of August 20, 2025 we have $20 million in cash on hand. We have no other committed external source of funds. We expect to continue to spend significant resources to fund our strategic review, including research and development of, and seeking regulatory approvals for, other future product candidates. We expect that our current cash balance will be sufficient to fund our operations into the fourth calendar quarter of 2026, which includes completion of the strategic review process. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect, requiring us to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. The estimate is also dependent on whether the reformulation process is successful and the nature and size of clinical trials to be conducted in the future. The various ways we could raise additional capital carry potential risks. We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all.

Due to uncertainties regarding our future operations following the strategic review, and the potential for future clinical trials to assess the efficacy of our drug candidates in other disorders, we may need to raise additional capital, the timing and amount of which is unknown at this time. If any potential product candidate is approved for commercial sale, our commercialization expenses will increase significantly as we seek a commercialization partner or establish sales, marketing, distribution, manufacturing, supply chain and other commercial infrastructure.

Conducting research and development and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, any future product candidate, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of any future product candidate that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. For more information as to the risks associated with our future funding needs, see “Item 3D—Risk Factors—Risks Related to Our Financial Position and Need for Capital.”

Until we can generate a sufficient amount of revenue from the sale of approved products, if ever, we expect to finance our operating activities through our existing liquidity, including future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our equity holders will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We have in the past experienced delays in our research and development and our clinical trials, including the establishment of trial sites and patient recruitment delays, and incurred significantly increased costs in connection with the activities conducted by third-parties that assist us with clinical development, including CROs, CDMOs and other service providers to prepare for and progress our clinical trials. We may also experience further delays in our clinical development of commercialization of any future product candidate, including due to factors and conditions set forth above or other factors that we cannot presently anticipate. Our present and future funding requirements, both short and long-term will depend on many factors, including, among other things:

•
our ability to successfully complete our strategic review and reformulate our drug candidates including OPT-302 for use in treating other diseases;
•
the progress, costs and results of clinical trials for any future product candidates we may develop;
•
the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and comparable non-U.S. regulatory authorities;
•
if approved, the costs of commercialization activities for any future product candidate that receives regulatory approval;

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
•
the cost of establishing sales, marketing and distribution capabilities for any future product candidates for which we may receive regulatory approval and that we determine to commercialize ourselves or in collaboration with our future partners;
•
the costs of operating as a public company with securities listed in both Australia and the United States; and
•
the uncertainty in the global economy including emerging supply chain disruptions, rising inflation and interest rates, tariffs, bank failures, labor shortages, unemployment levels, as well as events such as natural disasters and acts of war

Development Funding Agreement

On August 12, 2022, we entered into a Development Funding Agreement (as amended and restated, the “Funding Agreement” or “DFA”) with Ocelot SPV LP ("Ocelot"), an affiliate of Carlyle and Abingworth, in collaboration with Carlyle and Abingworth’s recently formed development company Launch Therapeutics (“Launch Tx”), pursuant to which Ocelot agreed to provide funding to support our development of sozinibercept for the treatment of wet AMD. On December 22, 2023, we entered into an Amended and Restated Development Funding Agreement with Ocelot as collateral agent, pursuant to which a new co-Investor (collectively with Ocelot, “DFA Investors”) provided an additional US$50.0 million in funding, bringing the total funding received under the Funding Agreement to US$170.0 million, the maximum amount under the terms of the Funding Agreement.

Pursuant to the Funding Agreement, we were required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the Funding Agreement, including pursuant to certain development timelines set forth therein

In return, Opthea was to pay to the DFA Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due within 90 days after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter.

At the time that the DFA Investors receive an aggregate of four times the funding provided (US$680.0 million as the DFA Investors have funded the full US$170.0 million under the Funding Agreement) (the “Cap”), Opthea’s payment obligations under the Funding Agreement were to be fully satisfied.

We granted the DFA Investors a security interest in all of our assets (other than intellectual property not related to sozinibercept). The security interest was to terminate when the DFA Investors receive payments and/or change of control acceleration payments equal to two times the funding provided or upon certain terminations of the Funding Agreement (the “Release Date”). The Funding Agreement also included customary representations and warranties and covenants, including certain negative covenants regarding limitations on incurrence of indebtedness, liens, investments, restricted payments, sales of assets, and royalty sales. The negative covenants will terminate upon the Release Date.

In certain instances, upon the termination of the Funding Agreement, we were obligated to pay the DFA Investors a multiple, which may vary based on the termination event of the amounts paid to us under the Funding Agreement, including specifically,

•
up to the Cap in the event that the DFA Investors terminate the agreement due to (w) failure by Opthea to comply with certain covenants and agreements set forth in the Funding Agreement, including failure to make required payments or develop sozinibercept as set forth in the Funding Agreement, (x) the bankruptcy of Opthea, (y) a safety concern resulting from gross negligence on the part of Opthea or due to a safety concern that was material on the Effective Date and the material data showing such safety concern was not publicly known, disclosed to the DFA Investors, or in the diligence room made available to the DFA Investors or (z) the security interests of the DFA Investors being invalidated or terminated other than as set forth in the Funding Agreement;
•
several multiples of such amounts in the event the Funding Agreement is terminated due to Material Breach (as defined in the DFA) by Opthea; and
•
a small multiple of such amounts in the event of certain irresolvable disagreements within the executive review committee overseeing Opthea’s development of sozinibercept.

In addition, if following certain events of termination of the Funding Agreement, Opthea continues to develop sozinibercept for the treatment of wet AMD and obtains Regulatory Approval, it was to make the payments to the DFA Investors as if the Funding Agreement had not been terminated, less any payments made upon termination.

In March 2025, after the primary endpoints were not met in our COAST and ShORe Phase 3 trials, Opthea and the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD, and agreed that this decision did not constitute a termination event under the DFA resulting in any amount payable by Opthea to the DFA Investors. On August 19, 2025, we reached a binding agreement with the DFA Investors to terminate the DFA, pursuant to which the DFA Investors received a cash payment of US$20 million and 136,661,003 ordinary shares, equal to 9.99% of our then outstanding issued share capital on a fully diluted basis. Upon receipt of the cash payment and ordinary shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA (these transactions are referred to as the “DFA Settlement”).

Cash Flows

The following table summarizes our cash flows for the periods presented:

	2025	2024	2023
	US$	US$	US$
	(in thousands)
Net cash used in operating activities	(158,644)	(161,015)	(120,608)
Net cash provided by investing activities	(13)	(33)	(22)
Net cash provided by financing activities	34,767	243,729	167,285
Net increase/(decrease) in cash and cash equivalents	(123,890)	82,681	46,655

Operating Activities

For the year ended June 30, 2025, net cash used in operating activities was US$158.6 million, attributable to a net loss of US$162.8 million adjusted for US$18.8 million in non-cash items as well as a net cash outflow from changes in operating assets and liabilities of US$24.7 million, and inflow of a R&D tax incentive of US$10.4 million received. Non-cash adjustments of US$18.8 million consisted of add back of US$6.9 million in income tax benefit recognized in profit and loss and the fair value gain on investor options US$28.3 million offset by positive US$1.3 million in net exchange differences, US$6.1 million in share-based payments, US$46.5 million of non-cash interest expense on the DFA, write off of property, plant and equipment of US$50 thousand, US$91 thousand in depreciation expense and US$3 thousand of net loss on disposal of non-current assets.

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

For the year ended June 30, 2023, net cash used in operating activities was US$120.6 million, attributable to a net loss of US$142.5 million adjusted for US$1.7 million in non-cash items as well as a net cash inflow from changes in operating assets and liabilities of US$13.9 million, and inflow of a R&D tax incentive of US$6.3 million received. Non-cash adjustments of US$1.7 million consisted of US$5.9 million in income tax benefit recognized in profit or loss and the gain on remeasurement of the DFA of US$12.3 million offset by US$0.5 million in net exchange differences, US$5.8 million in share-based payments, US$13.5 million of non-cash interest expense on the DFA and US$101 thousand in depreciation expense.

Investing Activities

For the years ended June 30, 2023, 2024 and 2025, net cash provided by investing activities was cash outflow of US$22 thousand, US$33 thousand and US$13 thousand, respectively, attributable to cash payments for the purchase of computer equipment.

Financing Activities

For the year ended June 30, 2025, net cash provided by financing activities was US$34.8 million, attributable to $34.8 million from capital entitlement raise and US$31 thousand from exercise of options under LTIP and US$20 thousand from exercise of investor options. Net cash provided by financing activities also included US$93 thousand in respect of the payment of lease liabilities.

For the year ended June 30, 2024, net cash provided by financing activities was US$243.7 million, attributable to $158.8 million from capital placement, and US$85.0 million under the Development Funding agreement. Net cash provided by financing activities also included US$89 thousand in respect of the payment of lease liabilities.

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

Accordingly, the Group has recorded payments received under the Funding Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost which is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount. The financial liability is based on contractual cash flows which includes estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method.

At each reporting date, the Group reassess the contractual cash flows based on the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different from the estimates used on the initial recognition date, the Group will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

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

At June 30, 2024 the Group performed a remeasurement of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed, thus extending date of expected repayments. As the Group has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2024 was adjusted downward to reflect this delay. The remeasurement resulted in a non‑cash gain on revaluation of $0.4 million. This change is recorded on the Profit or Loss statement as a gain on remeasurement of financial liability.

Following the phase 3 trial results not meeting their primary endpoint, the Group in consultation with the DFA investors agreed to discontinue the development of sozinibercept in wet AMD with immediate effect and agreed that this decision did not constitute a termination event under the DFA under sections 13.4.2 Termination for Fundamental Material Breach, 13.4.3 Termination for Material Breach, 13.4.8 Termination for Safety Concerns or 13.4.10 Termination for JSC Decision. Following the termination of the sozinibercept wet AMD program, the Company reduced its work force, exited all contracts related to the clinical trials and commenced active discussions with the DFA Investors on a potential settlement of the DFA agreement. These settlement discussions were ongoing at June 30, 2025.

At June 30, 2025, the DFA Investors had right to terminate the agreement in the event of development product failure. Section 13.4.5.2 Development Product Failure of the DFA does not contemplate the obligations of the Group where the agreement is terminated following negative trial results achieved and the Group does not elect to continue development of the product where the primary endpoint in such trial is not achieved. The Group exercised significant judgment in the estimation of the DFA obligation at June 30, 2025 and evaluated that, in the absence of a termination event, the contractual obligation of the Group in terms of the DFA were not discharged, cancelled or modified at June 30, 2025. Accordingly, the Group continued to account for the development funding liability at amortized cost being the funds invested of US$170 million and interest accreted at the original interest rate of approximately 23%, which reflects the estimated return on the instrument. The Group considered this to be the best estimate of the contractual obligation in the absence of the specific terms in the DFA of the amounts repayable where the primary endpoint in such trial is not achieved. Although the DFA Investors have not called a termination event, the right to terminate under section 13.4.5.2 Development Product Failure remained with the Investors at June 30, 2025 and therefore the Group did not have a right to defer settlement of the liability for at least 12 months after the reporting period. The liability was reclassified from non‑current to current as of June 30, 2025.

Derivative Financial Liability - Investor options

The Group accounts for investor options as a derivative financial liability. Such derivatives are measured at fair value with subsequent changes in fair value accounted for through profit and loss. For the investor options that are traded on the Australian Securities Exchange, the Group use the quoted price at the balance sheet date as the fair value of the options. For the investor options issued on June 14, 2024, fair values were determined internally using Binomial models as a quoted price was not available as at year end. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past two years. These investor options were listed for trading on the Australian Securities Exchange in July 2024. Should the quoted price differ from the internally determined fair value, this could have a material impact on the amounts recognized in derivative financial liabilities and in the profit and loss. At June 30, 2025 the Group determined that a fair value of $nil was to apply due to current trading suspension.

Share-based Payment Transactions

We provide benefits to our directors and employees (including key management personnel) in the form of share-based payments, whereby employees render services in exchange for ordinary shares or rights over ordinary shares (equity-settled transactions). The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial, Black Scholes or Monte Carlo models are used to value the options issued, with key assumptions being the listed price per ordinary share on the grant date, the option exercise price, expected volatility of the underlying ordinary shares based on the historical share price volatility and the risk-free interest rate.

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

During the fiscal year ended June 30, 2025, we applied a number of amendments to IFRS and Interpretations issued by the IASB that are effective for an annual period that begins on or after January 1, 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in our consolidated financial statements.

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

Interest Rate Risk

As of June 30, 2025, we had cash and cash equivalents of US$48.4 million, including US$34.4 million in short term deposit accounts. We have limited exposure to interest rate risk. Our exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks. Our cash and cash equivalents are not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate. We do not have any credit facilities bearing variable interest rates.

Foreign Currency Exchange Rate Risk

As a result of services provided by non-related entities in the United States, Canada, United Kingdom and Europe, part of our financial assets and liabilities and foreign currency denominated transactions are affected by movements in the applicable exchange rate. We do not enter into any hedging transactions. We enter into forward rate foreign exchange rate contracts in respect of the settlement of supplier invoices denominated in U.S. dollars to mitigate the risk of movements in the Australian dollar and U.S dollar exchange rates. As of June 30, 2025 and June 30, 2024, we had US$10.8 million and US$141.4 million, respectively, in net exposure to the Australian dollar and U.S. dollar, primarily in payables and cash. An increase or decrease of the Australian dollar to U.S. dollar exchange rate by 10% would increase our after-tax loss by US$299 thousand (2024: US$9.0 million) or decrease our after tax loss by US$365 thousand (2024: US$11 million), respectively. As we continue our development activities, we expect to face continued exposure to exchange rate risk from the U.S. dollar. There was minimal or insignificant exposure to the British Pound, Euro and Canadian dollar during the years ended June 30, 2024 and 2025.

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

Item 6. Directors, Senior Management and Employees

6A. Directors and Senior Management

The following table sets forth information relating to our directors, senior management and key employees as of June 30, 2025.

Name	Age	Position
Senior Management and Key Employees
Fred Guerard (1)	53	Chief Executive Officer
Megan Baldwin, Ph.D.(2)	50	Chief Innovation Officer and Founder
Thomas Reilly (3)	53	Chief Financial Officer
Peter Lang (1)	53	Former Chief Financial Officer
Karen Adams	54	Vice President Finance and Company Secretary
Judith Robertson (4)	65	Chief Commercial Officer
Parisa Zamiri (5)	60	Chief Medical Officer

Non-Employee Directors
Julia Haller, M.D. (6)	70	Director
Jeremy Levin, D.Phil, MB BChir (6)	71	Chairperson
Lawrence Gozlan	46	Director
Sujal Shah (6)	52	Director
Susan Orr(6)	63	Director
Anshul Thakral (6)	47	Director
Kathy Connell	58	Director
Quinton Oswald (6)	74	Director

(1) Dr. Guerard and Mr. Lang were appointed October 27, 2023, Mr. Lang, the Company's former Chief Financial Officer was terminated September 5, 2024. Dr. Guerard departed from the Company on September 1, 2025

(2) Dr. Baldwin resigned as Chief Innovation Officer and Founder, on July 1, 2025 and as Executive Director on November 15, 2024.

(3) Mr. Reilly was appointed October 28, 2024 and will be departing from the Company on September 15, 2025.

(4) Judith Robertson resigned on September 9, 2024.

(5) Parisa Zamiri was appointed October 4, 2024 and resigned on July 15, 2025.

(6) Susan Orr, Anshul Thakral, Julia Haller, and Quinton Oswald resigned as a director in June 2025. Sujal Shah will be resigning as a director effective September 15, 2025. Jeremy Levin is acting as Chief Executive effective September 1, 2025.

The business addresses for our senior management and board of directors is Opthea Limited, C/- Prime Company Compliance, Level 9, 505 Little Collins Street, Melbourne, VIC 3000, Australia.

Senior Management and Key Employees

Frederic Guerard, PharmD, MS served as our Chief Executive Officer from October 2023 until September 1, 2025. Dr. Guerard’s career in the pharmaceutical industry spans over 25 years and includes multiple leadership, strategic and commercial roles. Dr.Guerard served as the Chief Executive Officer of Graybug Vision, Inc., a clinical-stage pharmaceutical company developing potentially transformative therapies for ocular diseases. He led the clinical development of a late-stage wet AMD product candidate. Dr.Guerard led the merger of Graybug with CalciMedica, Inc. and remains a non-executive Board member of CalciMedica. Before Graybug, Dr.Guerard acted as the Worldwide Business Franchise Head of Ophthalmology at Novartis. In this role, he successfully led the integration of Novartis retina and Alcon Pharmaceuticals and accelerated the rejuvenation of the product pipeline through strategic acquisitions and licensing transactions in dry-eye, presbyopia, and inherited retinal diseases.

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

Megan Baldwin, Ph.D., served as our Founder, Chief Executive Officer and Executive Director since October 2023. From October 2023 until July 1, 2025, Dr. Baldwin served as our Founder and Chief Innovation Officer and from October 2023 until November 15, 2024, as Executive Director. Since joining our company in 2008, Dr. Baldwin has held various positions, including Head of Preclinical R&D from February 2009 to November 2012 and Chief Executive Officer of Opthea Pty Ltd., previously a wholly-owned subsidiary, from November 2012 to December 2015. Dr. Baldwin has over 20 years of experience focusing on angiogenesis and therapeutic strategies for ophthalmic and cancer indications. Prior to joining our company, Dr. Baldwin was employed at Genentech, Inc. (now a subsidiary of the Roche Group), a leader in the field of angiogenesis-based therapies for cancer and other diseases. Dr. Baldwin earned a Bachelor of Science with Honours and a Ph.D. in Medicine from the University of Melbourne. We believe that Dr. Baldwin’s business expertise and her daily insight into corporate matters as our Chief Innovation Officer qualified her to serve on our board of directors.

Thomas Reilly, has served as our Chief Financial Officer since October 2024 and will be departing from the Company on September 15, 2025. Mr. Reilly comes to Opthea with over 25 years of experience. He has held leadership roles at biopharmaceutical companies and well-recognized global and boutique investment banks. In addition, Mr. Reilly served as Chief Financial Officer and Head of Human Resources of Amarin Corporation, supporting the commercial expansion of the company's lead asset in cardiovascular disease. Mr. Reilly also served as Chief Financial Officer for Cara Therapeutics and Head of Finance for the Allergan General Medicines business supporting several commercial launches in neuroscience. Mr. Reilly spent 14 years with Novartis serving in roles of increasing responsibility, including Finance Head for the Oncology development unit, Chief Financial Officer for Novartis Pharma Austria, and Financial Controller for Novartis Pharmaceuticals US. He earned his bachelor's degree in finance from Manhattan College, an MBA in accounting from Seton Hall University, and is a certified public accountant.

Peter Lang, served as our Chief Financial Officer from October 2023 until September 2024. Mr. Lang comes to Opthea with over 25 years of experience delivering strategic, operational, and financial solutions, with deep expertise in the healthcare and biopharmaceutical sectors. He has held leadership roles at biopharmaceutical companies and well-recognized global and boutique investment banks. In addition, Mr. Lang has a long track record of working with management teams and boards to optimize companies’ growth plans, capital structures, and return on capital. Prior to joining Opthea, Mr. Lang served as the Chief Financial Officer of Aerie Pharmaceuticals, Inc., a fully integrated pharmaceutical company focused on the discovery, development, and commercialization of first-in-class ophthalmic therapies for the treatment of patients with eye diseases. He co-led the successful strategic and financial repositioning of Aerie, including reinvigorating its commercial glaucoma franchise, refocusing the R&D pipeline, and improving the financial and operation results of the Company, ultimately resulting in a ~$950 million cash acquisition of Aerie by Alcon AG. Before Aerie, Peter was Managing Director and Partner at Ridge Advisory, LLC, a boutique advisory and banking firm. Prior to his work at Ridge Advisory, Mr. Lang served in various leadership roles in the healthcare investment banking divisions of well-respected firms, including HSBC, Bank of America Merrill Lynch, UBS Investment Bank, and Leerink Partners.

Karen Adams, has served as our Vice President Finance since May 2021 and as our Company Secretary since June 2021. Prior to joining Opthea, Ms. Adams was the Chief Financial Officer of the Victor Smorgon Group, an investment management company, from December 2018 to May 2021. From February 2014 to August 2018, she served as the Director of Finance of Nexvet Biopharma Pty Ltd, a veterinary biologic therapeutics company. Karen holds a Graduate Degree in Business from Swinburne University and is a member of the Australian Society of Chartered Accountant, Graduate of Australian Institute of Company Directors and a Fellow of the Institute of Company Secretaries.

Judith Robertson served as our Chief Commercial Officer since January 1, 2022 until September 2024. Ms. Robertson served as a member of our board of directors from June 2021 to January 1, 2022. Since 2019, Ms. Robertson has served as a member of the board of directors of Durect Corporation, a biotechnology company. From December 2020 to April 2021, Ms. Robertson served as the Chief Commercial Officer of Eleusis Ltd. From December 2016 she served as the Chief Commercial Officer of Aerie Pharmaceuticals Inc., a publicly held biotechnology company. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President,

Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). Ms. Robertson’s prior experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle USA. Ms. Robertson received Bachelor of Arts from Ryerson University and a Master of Business Administration from Kellogg School of Management at Northwestern University.

Parisa Zamiri MD, Ph.D served as our Chief Medical Officer from October 2024 until July 2025, is an ophthalomologist by training with clinical experience in medial retina, immunology and inflammation. Dr. Zamiri prior to joining Opthea, served as the Chief Medical Officer at Complement Therapeutics and previously at Graybug Vision, where she oversaw clinical, regulatory, medical affairs and biostatitics. Prior to that, she served as Vice President, Global Head of Clinical Development and Therapeutic Area Head of Ophthalmology at Novartis Pharmaceuticals leading a group of clinical scientists and ophthalmologists that designed and executed Phase 1 to Phase 4 clinical trials with novel biologics, gene therapies, small molecules, and digital therapeutics for ophthalmic indications, such as wet AMD, geographic atrophy, retinitis pigmentosa and dry eye.

Non-Employee Directors

Jeremy Levin, D.Phil., MB Bchir has served as the Chairperson of our board of directors since October 2020 and as Chief Executive since September 1, 2025. Since March 2015, Dr. Levin has served as the Chief Executive Officer, and since April 2014, as the chairperson of the board of directors, of Ovid Therapeutics Inc., a biopharmaceutical company. From May 2012 to October 2013, Dr. Levin served as the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd., a publicly held pharmaceutical company. From September 2007 to December 2012, Dr. Levin held several roles at Bristol-Myers Squibb Company, a publicly held pharmaceutical company, ultimately serving as the Senior Vice President of Strategy, Alliances and Transactions. Dr. Levin also served as a member of the executive committee at Bristol-Myers Squibb Company. Dr. Levin earned a Bachelor of Arts in Zoology, Master of Arts in Cell Biology and D.Phil. in Chromatin Structure, all from University of Oxford, and a Bachelor of Medicine, Bachelor of Surgery from the University of Cambridge. We believe Dr. Levin’s extensive experience in the global biotechnology and pharmaceutical industry qualify him to serve on our board of directors.

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

Julia Haller, M.D. has served as a member of our board of directors since June 2021 until her resignation in June 2025. Since 2007, Dr. Haller has served as Ophthalmologist-in-Chief and William Tasman, ME Endowed Chair at Wills Eye Hospital in Philadelphia. Dr. Haller is Professor and Chair of the Department of Ophthalmology at the Sidney Kimmel Medical College at Thomas Jefferson University as well as a director of Bristol Myers Squibb, a biopharmaceutical company and Outlook Therapeutics, a biopharmaceutical company. She is also a member of the National Academy of Medicine, the Chair of the College of Physicians of Philadelphia, Chair of the Heed Ophthalmic Society, past president of the Women in Medicine Legacy Foundation, and serves on several prestigious boards including John Hopkins Medical and Surgical Association (immediate past president), the Association of University Professors of Ophthalmology, and the Society of Heed Fellows. Dr. Haller received a Bachelor of Arts from Princeton University and an M.D. from Harvard Medical School. We believe Dr. Haller’s extensive experience as an internationally recognized ophthalmologist and vitreoretinal surgeon qualified her to serve on our board of directors.

Susan Orr, OD has served as a member of our board of directors since April 2022 until her resignation in June 2025. Dr. Orr is an experienced medical and business leader with specialization in identifying, developing, and commercializing ophthalmic therapeutic product candidates. Since February 2020, Dr. Orr has served as the Chief Medical Officer at Claris Biotherapeutics, a biotechnology firm, and is a member of the Retina Global Board of Directors. From October 2018 to November 2019, Dr. Orr was the Chief Executive Officer at Notal Vision, an ophthalmic remote monitoring service provider. From July 2016 to September 2018, Dr. Orr served as Notal Vision’s Chief Medical Officer and Vice President of Medical Affairs. Prior to joining Notal Vision, Dr. held leadership roles at Alcon and Janssen across Marketing, Strategy, Business Development, and multiple Development functions, following 10 years in private practice in Canada. Dr. Orr earned a Bachelor of Science and a Doctor of Optometry from the University of Waterloo. We believe Dr. Orr’s extensive experience in ophthalmology and leadership qualified her to serve on our board of directors.

Quinton Oswald has served as a member of our board of directors since April 2022 until his resignation in June 2025. Mr. Oswald brings over 25 years of international general management experience, including onsite assignments in the U.S, Europe and South Africa. From April 2016 to December 2018, Mr. Oswald was the Chief Executive Officer of Notal Vision, a commercial stage ophthalmic home monitoring services provider with a focus on both wet and dry AMD. From April 2013 to April 2016, Mr. Oswald served as the President and Chief Executive Officer of Neurotech Pharmaceuticals, a biotechnology research company, and from September 2010 to April 2013, as the Chief Executive Officer of SARcode Bioscience, an ophthalmic biopharmaceutical company. We believe Mr. Oswalds extensive leadership experience in biotechnology companies qualified him to serve on our board of directors.

Sujal Shah has served as a member of our board of directors since April 2024 and will be resigning as a director effective September 15, 2025. Mr. Shah is an accomplished biopharmaceutical executive with extensive leadership and product development experience and a track record in capital formation that complements the deep expertise in retinal disease, especially wet AMD, of the Opthea Board. Most recently, Mr. Shah served as President and Chief Executive Officer of CymaBay Therapeutics which was acquired by Gilead Sciences for approximately $4.3 billion in total equity value in March 2024

Kathy Connell has served as a member of our board of directors since November 2024. Is an internationally recognized healthcare and life sciences leader with deep and broad investment and licensing expertise, delivering a solid track record of value creating deals across pharmaceutical, medtech, vaccines consumer and digital healthcare for some of the world's largest companies. For the past 20 years, Kathy has held senior executive leadership positions in biotechnology, pharmaceutical, medical device and consumer health sectors specializing in business development, licensing, acquisition and venture investment, as well as having worked in healthcare and Life sciences executive search and management consulting with Korn Ferry. During her tenure at Johnson & Johnson and Sanofi, Kathy led external innovation investment, licensing and acquisition across ANZ, with more that $US1 billion of capital being deployed in Australian with industry, academia, VCs and government organizations. . We believe Ms. Connell's extensive leadership in supporting Australia's high priority strategic growth sectors of biotech companies qualify her to serve on our board of directors.

Anshul Thakral has served as a member of our board of directors since June 2023 until his resignation in June 2025. Mr. Thakral is Chief Executive Officer and Board Member of Launch Therapeutics, a clinical development company backed by funds managed by global investment firm Carlyle and its life sciences franchise, Abingworth. Mr. Thakral has worked for over 20 years in the pharmaceutical and biotechnology industry and is an experienced executive, management consultant and entrepreneur. Mr. Thakral was previously Chief Commercial Officer and Executive Vice President of Peri and Post-Approval Services at PPD, and prior to that was Global Head of PPD Biotech. Before PPD, Mr. Thakral ran the global life sciences business unit at Gerson Lehrman Group and worked at McKinsey & Company as an associate principal in the health care practice, where he provided strategic advice to global pharmaceutical and biotechnology companies on growth, research and development, business development and commercialization. He currently serves on the boards of TriNetX, Saama Technologies, Orsini Specialty Pharmacy, is an Operating Executive at Carlyle and is a Venture Partner at Abingworth. Mr. Thakral holds a Master’s degree in Biomedical Engineering from Johns Hopkins University and a Masters Business Administration (MBA) from the Wharton School at the University of Pennsylvania. We believe Mr. Thakral’s extensive experience in the global biotechnology and pharmaceutical industry qualified him to serve on our board of directors.

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

Remuneration of Senior Management

For the fiscal year ended June 30, 2025, the aggregate cash remuneration paid to our senior management was US$4,231 thousand (2024:US$2,805 thousand).

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

Remuneration of Non-Employee Directors

Our non-employee directors receive a fixed fee annually, which is reviewed by our board of directors on an annual basis. Dr. Orr and Mses. Haller, and Messrs. Oswald, Thakral were each and Mr. Gozlan is entitled to an annual fixed fee of US$50,000/A$65,700. Mr. Shah was entitled to an annual fix fee of US$70,000 (inclusive of fees for his service as chairperson of the audit and risk committee). Dr. Levin is entitled to an annual fixed fee of US$75,000 (for his service as chairperson of the board of directors). Board members are entitled to an annual fixed fee of US$10,000/A$13,140 for service as Chair of any other committees and US$5,000/A$6,570 for service on any other committee in a non-Chair role. Unless otherwise noted, the fixed fees cover both service on the board of directors and committees of the board of directors. The remuneration of our non-employee directors is reviewed by our board of directors on an annual basis. Non-employee directors are not provided with retirement benefits apart from statutory superannuation, which is only applicable to Australian resident directors. Non-employee directors are reimbursed for costs directly related to conducting business related to their service on our board of directors.

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

For the fiscal year ended June 30, 2025, the aggregate cash remuneration paid to our non-employee directors was US$744 thousand (2024:US$715 thousand), including Nil in cash reimbursements.

Employment Agreements with Senior Management

The key provisions of the employment agreements are set out below for each member of our senior management. None of these employment agreements have termination dates. The base salary under the employment agreements may be increased by the board of directors from time to time.

Officer	Date of Agreement	Base Salary	Termination without Cause	Benefits upon Termination without Cause
Fred Guerard Chief Executive Officer (from October 27, 2023 until September 1, 2025)	October 27, 2023	US$600,000 per year	Not less than twelve months' notice or payment in lieu of notice period (if by us)	Upon notice of termination by us any options that have vested or will vest during the notice period will be released, all other options will lapse at the discretion of our board of directors

Megan Baldwin, Ph.D. Chief Innovation Officer and Executive Director (until July 1, 2025)	April 23, 2014	A$609,500 per year	Not less than three months’ notice (if by employee) Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors.

Karen Adams Vice President Finance and Company Secretary	June 15, 2021	A$353,510 per year	Not less than three months’ notice (if by employee) Not less than three months’ notice or payment in lieu of notice period (if by us	Not applicable.

Thomas Reilly Chief Financial Officer (from October 28, 2024 until September 15, 2025)	October 28, 2024	US$500,000 per year	Not less than twelve months' notice or payment in lieu of notice period (if by us)	Upon notice of termination by us any options that have vested or will best during the notice period will be released, all other options will lapse at the discretion of our board of directors

Peter Lang Chief Financial Officer (until September 5, 2024)	October 27, 2023	US$500,000 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us)	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors

Judith Robertson Chief Commercial Officer (until September 9, 2024)	January 1, 2022	US$413,400 per year	Not less than twelve months’ notice or payment in lieu of notice period (if by us	Upon notice of termination by us, any options that have vested or will vest during the notice period will be released; all other options will lapse at the discretion of our board of directors

Upon termination of employment, our senior management are entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

The material terms of Dr. Jeremy Levin's engagement to fulfill the role and responsibilities of chief executive officer following Dr. Guerard’s departure as follows:

•
Dr. Levin's agreement is effective from 1 September 2025.
•
Dr. Levin will continue to act as Chairman and will be engaged by the Company as a consultant to fulfil the roles and responsibilities of the outgoing chief executive officer.
o
Cash remuneration of:

as Chairman, AUD$150 thousand per annum;

as a Board Committee member, AUD$6,500 per annum per Board Committee;

to fulfil the roles and responsibilities of the CEO, AUD$210 thousand per annum, excluding statutory entitlement (if applicable) plus a 30% retention bonus.

•
Dr. Levin already holds securities under the Company's incentive scheme in his role as Chairman. In respect of Dr. Levin's engagement to fulfil the roles and responsibilities of CEO, no short-term or long-term incentives have been agreed between the parties, though Dr. Levin remains entitled to participate in the incentive scheme.
•
Either party may terminate the engagement for any reason on giving three months’ notice, unless a shorter notice period is mutually agreed by the parties. Opthea may elect to make a payment in lieu of the notice period.
•
Dr. Levin's engagement is otherwise on customary terms for an agreement of this nature.

Remuneration of Our Non-Employee Directors and Senior Management During the Fiscal Year Ended June 30, 2025

Details of the remuneration of our non-employee directors and senior management for the fiscal year ended June 30, 2025 are set forth below in US$.

		Short-Term Incentive		Post- Employment
	Salary/ Fees(1)	Cash Bonus(2)	Benefits	Superannuation/401k plan	Termination	Share- Based Payment	Total
Non-Employee Directors
Anshul Thakral (3)	$63,694	$—	$—	$—	$—	$551,403	$615,097
Jeremy Levin	80,000	—	—	—	—	453,568	533,568
Julia Haller (3)	50,722	—	—	—	—	244,885	295,607
Kathy Connell (4)	25,888	—	—	—	—	58,384	84,272
Lawrence Gozlan	330,552	—	—	—	—	479,485	810,037
Quinton Oswald (3)	59,944	—	—	—	—	467,199	527,143
Sujal Shah	70,778	—	—	—	—	222,813	293,591
Susan Orr (3)	59,944	—	—	—	—	467,199	527,143
Senior Management					—
Fred Guerard (5)	584,028	360,000	51,046	20,326	—	485,967	1,501,367
Megan Baldwin, Ph.D.	394,938	199,651	—	62,302	—	527,402	1,184,293
Thomas Reilly (6)	365,278	563,000	35,216	12,438	—	—	975,932
Peter Lang (5)	337,500	45,500	27,913	15,209	181,370	(656,204)	(48,712)
Karen Adams	247,787	71,563	—	33,457	—	148,758	501,565
Judith Robertson (7)	147,195	31,700	15,634	7,126	333,536	83,028	618,219
Parisa Zamiri (8)	352,727	211,500	26,192	12,167	—	(4,054)	598,532

(1)
For our non-employee directors, amounts set forth in this column include our reimbursement of expenses incurred in connection with performance of services relating to board service.
(2)
Bonuses are paid in the fiscal year following the year in which they were earned. Bonuses were paid at 100% adjusted for pro-rata service entitlements.
(3)
Director resigned June 2, 2025
(4)
Director appointed November 15, 2024
(5)
Dr. Guerard and Mr. Lang were appointed as CEO and CFO, respectively on October 27, 2023, Mr. Lang was terminated September 5, 2024.
(6)
Mr. Reilly was appointed as CFO on October 28, 2024.
(7)
Director resigned January 1, 2022, appointed Chief Commercial Officer January 1, 2022 and resigned September 9, 2024.
(8)
Ms. Zamiri was appointed CMO October 4, 2024. Resigned July 15, 2025
(9)
Benefits are US Health Benefits paid for US staff only

Details of options held by our non-employee directors and senior management as of June 30, 2025 are set forth below.

	Number of Options/rights/ADS Options	Grant Date	Exercise Price	Percentage Vested(1)	Last Vesting Date	Expiration Date
Non-Employee Directors(2)
Lawrence Gozlan	2,000,000	10/12/2020	$3.24	100%	10/11/2023	10/11/2024
Lawrence Gozlan	500,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Lawrence Gozlan	2,000,000	11/16/2022	0.444	86%	11/15/2032	11/16/2032
Lawrence Gozlan	500,000	11/30/2023	0.382	53%	11/30/2026	11/30/2033
Lawrence Gozlan	2,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Julia Haller	2,000,000	10/19/2021	0.948	100%	10/19/2024	10/18/2025
Julia Haller	1,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Jeremy Levin	3,000,000	01/19/2021	1.56	100%	01/19/2024	01/18/2025
Jeremy Levin	3,000,000	11/30/2023	0.38	53%	11/30/2026	11/30/2033
Jeremy Levin	2,000,000	11/15/2024	0.43	19%	11/15/2027	11/14/2034
Michael Sistenich	1,500,000	11/16/2022	0.444	86%	11/16/2025	11/15/2032
Daniel Spiegelman	2,000,000	10/12/2020	2.16	100%	10/11/2023	10/11/2024
Daniel Spiegelman	2,000,000	11/16/2022	0.454	94%	11/15/2032	11/16/2032
Daniel Spiegelman	150,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Susan Orr	1,000,000	04/21/2022	0.948	100%	04/21/2025	04/20/2026
Susan Orr	2,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Quinton Oswald	1,000,000	04/21/2022	0.948	100%	04/21/2025	04/20/2026
Quinton Oswald	2,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Sujal Shah	2,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Anshul Thakral	1,000,000	11/30/2023	0.382	53%	11/30/2026	11/30/2033
Anshul Thakral	2,000,000	11/15/2024	0.426	19%	11/15/2027	11/14/2034
Kathy Connell	500,000	11/15/2024	0.426	25%	11/15/2028	11/14/2034
Senior Management
Fred Guerard (3)	1,400,000	10/27/2023	1.66	50%	10/27/2026	11/26/2033
Fred Guerard(3)	600,000	10/27/2023	1.66	0%		11/26/2033
Fred Guerard (3)	400,000	9/16/2024	3.15	25%	9/16/2027	9/15/2034
Fred Guerard (3)	200,000	9/16/2024	3.15	0%		9/15/2034
Megan Baldwin, Ph.D. (4)	3,000,000	11/16/2022	0.658	86%	11/29/2019	11/29/2022
Megan Baldwin, Ph.D. (4)	1,600,000	10/19/2021	Nil	87%	09/30/2024	10/18/2031
Megan Baldwin, Ph.D. (4)	500,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Megan Baldwin, Ph.D. (4)	3,000,000	11/30/2023	0.261	53%	11/30/2026	11/30/2033
Peter Lang (3)	1,300,000	10/27/2023	1.660	0%	10/27/2028	11/26/2033
Peter Lang (3)	300,000	10/27/2023	1.660	0%		11/26/2033
Thomas Reilly (3)	770,000	11/4/2024	4.340	0%	11/4/2027	11/3/2034
Karen Adams (4)	800,000	06/06/2022	1.460	100%	06/06/2025	06/05/2032
Karen Adams (4)	150,000	11/16/2022	Nil	100%	11/15/2032	11/16/2032
Karen Adams (4)	800,000	10/10/2023	0.205	25%	10/10/2027	10/9/2033
Karen Adams (4)	600,000	9/16/2024	0.418	25%	9/16/2027	9/15/2034
Judith Robertson (3)	2,000,000	10/19/2021	0.948	100%	10/19/2024	10/19/2025
Judith Robertson (3)	62,500	9/16/2024	3.150	100%	12/09/2024	12/9/2026
Parisa Zamiri (3)	830,000	11/4/2024	4.340	0%	10/7/2028	10/6/2034
Parisa Zamiri (3)	27,000	4/1/2024	4.140	39%	10/1/2025	3/31/2034

(1)
No option lapsed or were forfeited during the fiscal year ended June 30, 2024 or 2023.
(2)
Non-employee director options are in ordinary shares.
(3)
ADS options (one ADS option equals 8 ordinary shares).
(4)
Options in ordinary shares.

6C. Board Practices

Board of Directors

Our board of directors currently consists of four members. Effective September 15, 2025, Sujal Shah will resign as a director. Directors are elected at our annual general meeting of shareholders. Under our Constitution, at the close of each annual general meeting one-third of the directors, other than the Managing Director, or if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors must retire. In addition, a director, other than the managing director, must retire from office at the conclusion of the third annual general meeting of shareholders after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office. A retiring director remains in office until the end of such shareholder meeting and will be eligible for re-election at that meeting.

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

Audit and Risk Committee

The members of our Audit and Risk Committee are Messrs. Shah, Oswald (till June 2025), Dr. Orr (till June 2025, Gozlan (from June 2025) and Connell (from June 2025). Our board of directors has determined that each of Messrs. Shah, Oswald and Dr. Orr and Ms. Connell satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Shah. Our board of directors has determined that Mr. Shah is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Remuneration Committee

The members of our Remuneration Committee are Messrs. Gozlan Thakral (till June 2025) and Oswald (till June 2025), Ms. Connell (from June 2025) and Mr. Levin (from June 2025). The chairperson of our Remuneration Committee is Mr. Gozlan. The objectives of the Remuneration Committee are to link remuneration to the creation of shareholder value, to offer competitive and appropriate remuneration for the business performance delivered and to put into place a remuneration framework that reflects the responsibilities of senior management while being sufficiently competitive to attract and retain high caliber performers. The charter of our Remuneration Committee requires the committee to consist of at least three directors, a majority of whom must be independent. The chairperson of our Remuneration Committee must be an independent director. The Remuneration Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Remuneration Committee include:

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

Nomination and Governance Committee

The members of our Nomination and Governance Committee are Messrs. Thakral (till June 2025), Gozlan, and Levin and Ms. Connell (from June 2025). The chairperson of our Nomination and Governance Committee is Mr. Gozlan. The role of the Nomination and Governance Committee is to assist our board of directors by identifying, reviewing and evaluating individuals qualified to become members of our board of directors, reviewing and recommending the nomination of directors and assisting the board of directors with other related tasks. The charter of our Nomination and Governance Committee requires the committee to consist of at least three directors, the majority of whom must meet the independence recommendations of the ASX Corporate Governance Council (as well as all applicable laws and regulations) and each of whom must be free of any relationship that, in the opinion of the board of directors, would interfere with his or her exercise of independent judgment. The members of the Nomination and Governance Committee will be appointed annually by the board of directors. The Nomination and Governance Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Nomination and Governance Committee include:

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
•
annually review its own performance.

Research and Development Committee

The members of our Research and Development Committee are Messrs. Thakral (till June 2025), Oswald (till June 2025), and Dr. Haller (till June 2025 and Dr. Orr (till June 2025). The chairperson of our Research and Development Committee is Dr. Orr. The role of the Research and Development Committee is to guide and oversee and implement Opthea's Research and Development strategy of and recommend or make such changes to the strategy as the Committee may deem to be appropriate, including by not limited to the clinical development strategy, including the planning and design of clinical studies, Opthea's interactions with regulatory authorities and over all regulatory strategy and processes for products and the manufacture and supply of Opthea's product candidates. The charter of our Research and Development committee requires the committee to consist of at least three directors, the majority of whom must meet the independence recommendations of the ASX Corporate Governance Council (as well as all applicable laws and regulations) and each of whom must be free of any relationship that, in the opinion of the board of directors, would interfere with his or her exercise of independent judgment. The members of the Research and Development Committee will be appointed annually by the board of directors. The Research and Development Committee is required to hold at least one regular meeting each year. Specific responsibilities of our Research and Development Committee include:

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

6D. Employees

As of June 30, 2025, we had ten full-time employees, five of whom had an M.D. or Ph.D. degree. None of our employees are represented by collective bargaining agreements. We believe that our management maintains good relations with our employees. As of June 30, 2025, our employees were based in Australia (4) and the United States (6), with five (5) employees in our research and development and commercialization department and five employees in our general and administrative department.

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

Item 7. Major Shareholders and Related Party Transactions

7A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 5, 2025, for:

•
each person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares;
•
each member of our senior management;
•
each of our directors; and
•
all of our directors and senior management as a group.

To our knowledge, as of the date of this annual report, 99,442,576 of our ordinary shares (12,430,322 ADRs) were held by one record holder in the United States, representing approximately 8.1% of our total outstanding shares. The record holder is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of September 5, 2025, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations of the percentage of beneficial ownership are based on 1,367,978,173 ordinary shares (including ordinary shares in the form of ADSs) issued and outstanding as of September 5, 2025.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Opthea Limited, C/- Prime Company Compliance, Level 9 505 Little Collins Street, Melbourne Vic 3000, Australia.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Principal Shareholders
Funds affiliated with Regal Funds Management Pty Ltd.(1)	344,394,283	25.2%
Directors and Senior Management
Megan Baldwin, Ph.D.(2)	8,095,299	*
Fred Guerard(3)	799,999	—
Tom Reilly	—	—
Parisa Zamiri	—	—
Karen Adams(4)	1,150,000	—
Julia Haller(5)	3,000,000	—
Lawrence Gozlan(6)	2,375,000	*
Jeremy Levin, DPhil, MB BChir(7)	1,972,222	*
Susan Orr (8)	3,000,000	—
Quinton Oswald (9)	3,000,000	—
Judith Robertson(10)	2,000,000	—
Judith Robertson(10)	62,500	—
Anshul Thakral(11)	3,000,000	—
Kathy Connell (12)	500,000	—
Sujal Shah (13)	2,000,000	—
All directors and senior management as a group (fourteen persons)	29,592,521	2.2%

* Represents beneficial ownership of less than 1%.

- Represents unexercised options

(1)
Consists of (i) 321,135,059 ordinary shares and (ii) 2,907,403 ADSs held by funds affiliated with Regal Funds Management Pty Ltd., referred to together as the Regal Funds. This information is based on current information available as of September 5, 2025. Regal Funds Management Pty Ltd. is the investment manager for each of such funds holding our ordinary shares. Philip King and Craig Collie are the Chief Investment Officer and portfolio manager, respectively, of Regal Funds Management Pty Ltd. and, as such, they may be deemed to have voting and dispositive power with respect to the ordinary shares held by the affiliated funds. Philip King and Craig Collie disclaim beneficial ownership of the ordinary shares held by the Regal Funds except to the extent of their pecuniary interest. The address for Regal Funds Management Pty Ltd. is Level 47, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.
(2)
Consists of (i) 195,299 ordinary shares beneficially owned and (ii) 7,900,000 ordinary shares issuable upon the exercise of options that are exercisable within 60 days of September 5, 2025.
(3)
Mr. Guerard joined as Chief Executive Officer in October 2023 and resigned September 1, 2025. Consists of 799,999 ordinary shares that will vest and become issuable upon the exercise of an ADS option within 60 days of September 5, 2025, which option were granted on October 27, 2023 and September 16, 2024.
(4)
Ms. Adams joined as Company Secretary in June 2021. Consists of 1,150,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option were granted on June 6, 2022, October 13, 2023 and September 16, 2024.
(5)
Dr. Julia Haller joined our board of directors in June 2021 and resigned June 2025. Consists of 3,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which options was granted on October 19, 2021 and November 15, 2024.
(6)
Consist of (i) 1,877,357 ordinary shares beneficially owned and (ii) 2,375,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option were granted on November 16, 2022, November 30, 2023 and November 15, 2024.

(7)
Consists of (i) 31,496 ordinary shares beneficially owned and (ii) 1,972,222 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which options were granted on November 30, 2023 and November 15, 2024.
(8)
Dr. Orr joined our board of directors in April 2022 and resigned June 2025. Consists of 3,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option was granted on April 21, 2022 and November 15, 2024.
(9)
Mr. Oswald joined our board of directors in April 2022 and resigned June 2025. Consists of 3,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option was granted on April 21, 2022 and November 15, 2024.
(10)
Ms. Robertson joined our board of directors in June 2021 and resigned on January 1, 2022. Ms. Robertson was appointed as Chief Commercial Officer in January 2022 and resigned in September 2024.Consists of 2,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option was granted on October 19, 2021 and 500,000 ordinary shares that will vest and become issuable upon the exercise of 62,500 ADS options, which options was granted on September 16, 2024.
(11)
Mr. Thakral joined our board of director in June 2023 and resigned June 2025. Consists of 3,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which option was granted on November 30, 2023 and November 15, 2024.
(12)
Ms. Connell joined our board of directors in November 2024. Consists of 500,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which options was granted on November 15, 2024.
(13)
Mr. Shah joined our board of directors in April 2024 and will resign effective September 15, 2025. Consists of 2,000,000 ordinary shares that will vest and become issuable upon the exercise of an option within 60 days of September 5, 2025, which options were granted on November 15, 2024.

7B. Related Party Transactions

Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea.

Trading transactions

During the year, the Company entered into the following transactions with related parties:

	Consolidated
	Purchase of Service
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	32,793	24,699	—
Launch Tx	9,900	2,700	900
Mr Lawrence Gozlan	275	—	—
Saama Technologies	121	343	—

Transactions with Launch TX relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

	Consolidated
	Amounts owed to related parties
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	—	141,554	85,660
Launch Tx	2,250	—	900
Lawrence Gozlan	—	—	—
Saama Technologies	—	—	—

Amounts owed to Ocelot and Co Investor relate to the Development Funding Agreement and carry an effective rate of 23%. Included in the interest expense on DFA for the year is an amount due to related parties of US$3,793 thousand (2024:US424,699 thousand)) Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a payable position at June 30, 2025.

	Consolidated
	Amounts owed by related parties*
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	—	—	—
Launch Tx	—	3,150	—
Mr. Lawrence Gozlan	—	—	—
Saama Technologies	—	24	—

*The above amounts represent prepayments.

Amounts due to related parties relates to the services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which was entered into in March 2023. Amounts due to Saama Technologies relate to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

On August 28,2023 Mr. Lawrence Gozlan, a director of the Company, and the Company entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the 2023 Equity Offering. The consultancy agreement was effective for the financial year June 30, 2024 and ended at the completion of the 2023 Equity Offering in September 2023. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125,000 for the year ended June 30, 2024.

On September 19, 2024, Mr. Lawrence Gozlan, a Director of the Company, and the Company entered into a Consultancy Agreement of up to US$275 thousand in respect to the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital Raising. The consultancy agreement was effective for the financial year June 30, 2025. in the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in the Statement of Profit or Loss under Administrative expense are consultancy costs of US$275 thousand for the year ended June 30, 2025.

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

We have entered into Deeds of Indemnity, Insurance and Access, or Indemnity Deeds, with Megan Baldwin, Ph.D., Fred Guerard, Thomas Reilly, Karen Adams, Lawrence Gozlan, Julia Haller, Jeremy Levin, Susan Orr, Quinton Oswald, Anshul Thakral, Sujal Shah and Kathy Connell, each a non-employee director , or executive officer. Under the Indemnity Deeds, we have agreed to indemnify (to the maximum extent permitted under Australian law and our Constitution, subject to certain specified exceptions) each director and executive officer against all liabilities incurred in their capacity as our or our subsidiaries’ director or officer and any and all costs and expenses relating to such a claim or to any notified event incurred by such director or executive officer, including costs and expenses reasonably and necessarily incurred to mitigate any liability for such a claim or any claim which may arise from such a notified event. The Indemnity Deeds provide that the indemnities are unlimited as to amount, continuous and irrevocable.

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

10C. Material Contracts

For information on our material contracts, see “Item 4B—Business Overview,” “Item 5B—Liquidity and Capital Resources—Sources and Uses of Liquidity,” and “Item 5B–Liquidity and Capital Resources–Development Funding Agreement .”

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

We believe we were a PFIC for our taxable year ended June 30, 2025, and based on the nature and composition of our income, assets, activities and market capitalization, we may be a PFIC in future taxable years. However, our PFIC status is based on an annual determination and may change from year to year. Our status as a PFIC will depend on the composition of our income and the composition and value of our assets, which may be determined in large part by reference to the market value of the ADSs and our ordinary shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash we raise in any offering of our securities. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on the ADSs or ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) and “qualified dividend income” (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-U.S. corporation generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs or ordinary shares which are readily tradable on an established securities market in the United States. The ADSs are listed on Nasdaq, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on Nasdaq. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of Australia, believes that it qualifies as a resident of Australia for purposes of, and is eligible for the benefits of, the Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. However, the preferential tax rates available for qualified dividend income do not apply if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed above under “—Passive Foreign Investment Company Considerations”, we believe that we were a PFIC for our taxable year ended June 30, 2025 and we may be a PFIC in future taxable years. In addition, the dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

E. Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2025. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting as described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, management assessed our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of June 30, 2025 because we did not design and maintain effective controls in relation to accounting for non-routine transactions and its related note disclosures which resulted in our failure to prevent and detect material errors which were corrected in our consolidated financial statements as of and for the year ended June 30, 2025 related to (1) the accounting and disclosures of the financial liabilities in connection with our Funding Agreement and (2) the accounting application and related disclosures of investor options in the prior year.

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

D. Changes in Internal Control Over Financial Reporting

Other than as discussed above in Management's Annual Report on Internal Control Over Financial Reporting, there have been no changes to our internal control over financial reporting during the fiscal year ended June 30, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The members of our Audit and Risk Committee are Messrs. Quinton Oswald (till his resignation June 2025), Mr. Sujal Shah (appointed April 2024), Dr. Susan Orr (till her resignation June 2025), Ms. Connell and Messr Gozlan. Our board of directors has determined that each of Messrs. Oswald, Gozlan and Dr. Orr and Ms. Connell satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our Audit and Risk Committee is Mr. Shah. Our board of directors has determined that Mr. Shah is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our Audit and Risk Committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each member’s scope of experience and the nature of his or her employment.

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

Item 16C. Principal Accountant Fees and Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu.

	2025	2024	2023
(in thousands A$)
Audit Fees	A$555	A$563	A$357
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
Other Fees	—	—	—
Total	A$555	A$563	A$357

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

There were no “Audit-Related Fees,” or “Tax Fees” billed or paid during the fiscal years ended June 30, 2025, 2024 or 2023.

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
•
The board received periodic reports from company management, including Exigence and our external IT service provider and Chief Financial Officer concerning the Company’s significant cybersecurity threats and risk and the processes the Company has implemented to address them. The board also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

PART III

Item 17. Financial Statements

See “Item 18—Financial Statements.”

Item 18. Financial Statements

The consolidated financial statements and the related notes required by this Item are included in this annual report beginning on page F-1.

Item 19. Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1	Certificate of Registration of Opthea Limited.	F-1	333-249020	3.1	9/24/20

1.2	Constitution of Opthea Limited.	F-1	333-249020	3.2	9/24/20

2.1	Form of Amended and Restated Deposit Agreement.	F-1/A	333-249020	4.1	10/9/20

2.2	Form of American Depositary Receipt evidencing American Depositary Shares.	F-1/A	333-249020	4.1	10/9/20

2.3	Description of Securities.	20-F	001-39621	2.3	10/28/21

4.1*	Amended and Restated Long Term Incentive Plan Rules.	6-K	001-39621	99.3	9/13/21

4.2*	Non-Executive Directors Share and Option Plan Rules.	F-1	333-249020	10.6	9/24/20

4.3*	Executive Employment Contract, dated May 3, 2021, between the Registrant and Karen Adams.	20-F	001-39621	4.4	10/28/21

4.6*	Form of Non-Executive Director Agreement.	F-1/A	333-249020	10.9	10/9/20

4.9	Form of Deed of Indemnity, Insurance and Access.	F-1	333-249020	10.3	9/24/20

4.14	Sales Agreement by and between the Registrant and Jefferies LLC, dated February 1, 2022.	F-3	333-262444	1.2	2/1/22

4.16	Consultancy Agreement by and between Opthea Limited and Lawrence Gozlan, dated as of August 28, 2023	20-F	001-39621	4.16	9/30/23

4.17*	Executive Employment Contract dated October 27, 2023 between Opthea US Inc and Fred Guerard	20-F	001-39621	4.17	8/30/24

4.18#	Amended and Restated Development Funding Agreement by and between Opthea Limited, Ocelot SPV LP, as Collateral Agent, and the Investors from Time to Time Party Thereto, dated December 22, 2023	20-F	001-39621	4.19	8/30/24

4.19*	Executive Employment Contract dated October 28, 2024 between Opthea US, Inc. and Thomas Reilly					X

4.20*	Executive Employment Contract dated October 4, 2024 between Opthea US, Inc. and Parisa Zamiri					X

4.21#	Settlement Agreement					X

4.22#	Subscription Agreement					X

8.1	List of subsidiaries.	20-F	001-39621	8.1	10/28/21

11.1	Securities Trading Policy	20-F	001-39621	11.1	8/30/24

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

X

13.1†	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

15.1	Consent of Deloitte Touche Tohmatsu, independent registered public accounting firm.					X

15.2	Annual Report 2024-2025	6-K	001-39621	99.1	9/15/2025

97.1	Opthea Limited Incentive Compensation Recoupment Policy.	20-F	001-39621	97.1	8/30/24

101.INS	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document					X

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents					X

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X

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

Opthea Limited

By:	/s/ Jeremy Levin
Name:	Jeremy Levin.
Title:	Chairman and Chief Executive Officer

Dated: September 15, 2025

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Opthea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Opthea Limited and subsidiaries (the “Company”) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Substantial Doubt related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of $162.8 million, had a net cash outflow from operating activities of $158.6 million during the year and, as of June 30, 2025, the Company had an equity deficit of $201.1 million. The Company has discontinued the development of sozinibercept in wet AMD and is undergoing a full strategic review of the business. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
September 15, 2025

We have served as the Company’s auditor since 2012.

OPTHEA LIMITED

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years ended June 30, 2025, and 2024, and 2023

	Years ended June 30,
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Revenue	25	125	108
Other income	121	137	277
Operating expenses:
Research and development (includes amounts paid to related parties $10,021, 2024:$3,043 , 2023:$900)1	(126,832)	(176,326)	(128,828)
Administration expenses (includes amounts paid to related parties $275, 2024:Nil,2023: Nil) 1	(29,076)	(15,778)	(21,582)
Total operating expenses	(155,908)	(192,104)	(150,410)
Operating Loss	(155,762)	(191,842)	(150,025)
Finance income	5,532	3,395	3,227
Interest expense on DFA* (includes amounts to related parties $32,793 (2024: $24,699, 2023: $13,462))	(46,457)	(30,263)	(13,462)
Gain on remeasurement of financial liability - DFA	—	387	12,302
Fair value gain/(loss) on derivatives - investor options	28,283	(11,224)	—
Net foreign exchange loss	(1,334)	(107)	(489)
Loss before income tax	(169,738)	(229,654)	(148,447)
Income tax benefit	6,947	9,412	5,926
Loss for the year	(162,791)	(220,242)	(142,521)

Other comprehensive income
Other comprehensive income for the period, net of tax	—	—	—
Total comprehensive loss for the year	(162,791)	(220,242)	(142,521)

Loss for the year is attributable to:
Owners of the Company	(162,791)	(220,242)	(142,521)
Net loss	(162,791)	(220,242)	(142,521)
Total comprehensive loss for the year is attributable to:
Owners of the Company	(162,791)	(220,242)	(142,521)
Comprehensive loss	(162,791)	(220,242)	(142,521)
Loss per share attributable to the owners of the Company:
- Basic and diluted loss per share (cents)	(13.29)	(34.51)	(32.20)

* Development Funding Agreement ("DFA")

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Financial Position

as of June 30, 2025, and 2024

	June 30,	June 30,
	2025	2024
	US$(000's)	US$(000's)
Assets
Current assets:
Cash and cash equivalents	48,443	172,471
Current tax receivable	7,187	10,398
Receivables	419	1,426
Prepayments (includes amounts owed by related parties $nil (2024: $2,724))	750	3,897
Total current assets	56,799	188,192
Non-current assets:
Equipment	—	48
Right-of-use assets	—	84
Prepayments (includes amounts owed by related party $nil (2024: $450))	—	467
Total non-current assets	—	599
Total assets	56,799	188,791
Liabilities
Current liabilities:
Payables	9,736	38,104
Lease liabilities	—	93
Derivative financial liabilities - investor options	—	24,840
Financial liabilities - DFA (includes amounts due to a related party $nil (2024: $nil))	246,993	—
Provisions	1,139	1,018
Total current liabilities	257,868	64,055
Non-current liabilities:
Financial liabilities - DFA (includes amounts due to a related party $nil (2024: $141,554))	—	200,536
Provisions	—	10
Total non-current liabilities	—	200,546
Total liabilities	257,868	264,601
Net Assets	(201,069)	(75,810)
Equity
Contributed equity	497,488	466,085
Accumulated Loss	(742,495)	(579,704)
Reserves	43,938	37,809
Total Equity	(201,069)	(75,810)

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Changes in Equity

for the Years ended June 30, 2025, and 2024, and 2023

	Contributed	Share-based	Fair value of	FX translation	Accumulated	Total
	equity	payment reserve	Investment reserve	Reserve	Deficit	Equity
	US$(000's)	US$(000's)	US$(000's)	US$(000's)	US$(000's)	US$(000's)
Balance at June 30, 2022	235,277	8,467	1,085	20,089	(216,941)	47,977
Net loss for the year	—	—	—	—	(142,521)	(142,521)
Total Comprehensive income and expense for the period	—	—	—	—	(142,521)	(142,521)
Issuance of ordinary shares net of issuance costs $4,531	81,816	—	—	—	—	81,816
Exercise of options granted under LTIP and NED plan	3,791	(2,751)	—	—	—	1,040
Recognition of share-based payment	—	5,835	—	—	—	5,835
Balance at June 30, 2023	320,884	11,551	1,085	20,089	(359,462)	(5,853)
Net loss for the year	—	—	—	—	(220,242)	(220,242)
Total Comprehensive income and expense for the period	—	—	—	—	(220,242)	(220,242)
Issuance of ordinary shares in September 2023 net of issuance costs $4,765 (includes issuance costs paid to related party of $125)	50,273	—	—	—	—	50,273
Issuance of ordinary shares in June 2024 net of issuance cost of $8,904	94,927	—	—	—	—	94,927
Issuance of ordinary shares on exercise of options from equity financing	1	—	—	—	—	1
Recognition of share-based payment	-—	5,085	—	—	—	5,085
Balance at June 30, 2024	466,085	16,636	1,085	20,089	(579,704)	(75,810)
Net loss for the year	—	—	—	—	(162,791)	(162,791)
Total Comprehensive income and expense for the period	—	—	—	—	(162,791)	(162,791)
Issuance of ordinary shares in July 2024 (net of issuance costs US$2,829 and investor options fair value $3,444)	31,352	—	—	—	—	31,352
Issuance of ordinary shares on exercise of options from equity financing	20	—	—	—	—	20
Exercise of options granted under LTIP and NED plan	31	—	—	—	—	31
Recognition of share-based payment	—	6,128	—	—	—	6,128
Balance at June 30, 2025	497,488	22,764	1,085	20,089	(742,495)	(201,069)

The above consolidated statements of change in equity should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Consolidated Statements of Cash Flows

for the Years ended June 30, 2025, and 2024, and 2023

	Year ended June 30,
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Cashflow from operating activities
Interest received	5,715	3,277	3,122
Royalty and license income received	175	210	4
Grant and other income	25	137	277
Payment of lease interest	(8)	(6)	(17)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)	(174,649)	(170,559)	(130,293)
Taxes paid to US	(300)	—	—
Research and development tax incentive scheme credit received in cash	10,398	5,926	6,299
Net cash flows used in operating activities	(158,644)	(161,015)	(120,608)
Cash flow from investing activities:
Purchase of equipment	(13)	(33)	(22)
Net cash used in investing activities	(13)	(33)	(22)
Cash flows from financing activities:
Payment of lease liabilities	(93)	(89)	(71)
Proceeds on issue of shares, net of issuance costs	34,809	158,818	81,815
Net proceeds under the DFA	—	85,000	84,500
Cash received for ordinary shares issued on exercise of investor options	20	—	—
Cash received for ordinary shares issued on exercise of options LTIP	31	—	1,041
Net cash provided by financing activities	34,767	243,729	167,285
Net (decrease)/increase in cash and cash equivalents	(123,890)	82,681	46,655
Effects of exchange rate changes on the balance of cash held in foreign currencies	(138)	601	(2,097)
Cash and cash equivalents at beginning of period	172,471	89,189	44,631
Cash and cash equivalents at end of period	48,443	172,471	89,189

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

OPTHEA LIMITED

Notes to Consolidated Financial Statements

Note 1 Reporting Entity

Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: C/- Prime Company Compliance Level 9, 505 Little Collins Street, Melbourne, Victoria 3000, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group). The Group’s principal activity is the research and development phase of new drugs for novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

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

The financial statements were authorized for issue by the directors on September 15, 2025.

Going Concern

The consolidated financial statements have been prepared on the going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business.

For the full year ended June 30, 2025, the Group recorded a loss after income tax of $162.8 million (2024: loss of $220.2 million, 2023:loss of $142.5 million) and had net cash outflows from operating activities of $158.6 million (2024: $161.0 million, 2023:$120.6 million). As of June 30, 2025, the Group had cash and cash equivalents of $48.4 million (June 2024: $172.5 million), and a net current liability position of $201.1 million (June 2024: net current asset position of $124.1 million).

On March 24, 2025, the Group announced topline data results for the Combination OPT‑302 with Aflibercept Study (COAST) phase three clinical trial. It was announced that the primary endpoint of mean change in best corrected visual acuity (BCVA) from baseline to week 52 was not met. Following the negative results of the COAST Phase 3 trial, Opthea determined that the most appropriate course of action for wet aged‑related macular degeneration (wet AMD) patients, shareholders, and other stakeholders was to accelerate the Study of OPT‑302 in combination with Ranibizumab (ShORe) trial topline data readout. On March 31, 2025 the Group announced that the ShORE phase three clinical trial also did not meet the primary endpoint of mean change in BCVA from baseline to week 52.

Following consultation with Ocelot SPV LP and Sanba II Investment Group (together, the “DFA Investors”), the Group agreed to discontinue the development of sozinibercept in wet AMD. Trading in the Group’s shares on the Australian Stock Exchange (ASX) and Nasdaq have been suspended since this announcement and remain suspended.

Following the discontinuation of the clinical trials, Opthea’s overall strategy has been to streamline its operations, which has resulted in the Group reducing its workforce by over 80 percent, reducing the Board of Directors by over 50 percent and exiting all contracts related to the clinical trials.

The Group also entered negotiations with DFA Investors to settle the Development Funding Agreement (DFA). Under the terms of the DFA, in certain instances the Group may obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if regulatory approval is not obtained. The agreement also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $Nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur.

On August 19, 2025, Opthea and the DFA Investors reached a binding agreement to terminate the DFA. As part of the settlement arrangements, all parties have entered into an agreement of settlement and release (Settlement Agreement) and an equity subscription deed (Subscription Deed). Under these arrangements, the DFA Investors received from the Group a one‑off cash payment of $20.0 million on August 19, 2025 and were collectively issued equity equivalent to 9.99% of the total issued share capital of the Group on a fully diluted basis, being 136,661,003 fully paid ordinary shares with no subscription payment required by the DFA Investors. Upon receipt of the cash amount and issuance of the subscription shares, the DFA Investors agreed to release all liens on the collateral and terminate the DFA. The resolution of the DFA obligations results in the Group remaining solvent and liquid. As of August 30, 2025, the Group had cash and cash equivalents of $19.3 million.

Following the DFA settlement, the Directors will continue to focus on maximizing shareholder value through the completion of a full strategic review of the business. The first phase of the strategic review will be focused on reformulating its portfolio of drug candidates targeting VEGF‑C and/or VEGF‑D, of which OPT‑302 is one of these drug candidates, which was previously delivered to the eye via injection to treat wet AMD, to various other forms of delivery that may be appropriate for delivering its portfolio of drug candidates to other organs. To implement phase one, Opthea has already taken steps to apply for a patent in order to protect the use of OPT‑302 in various delivery methods. The Directors and management have forecast that the first phase of the strategic review, together with ongoing operating costs and finalization of operations streamlining in the first half of FY2026, will cost up to $10.0 million.

Following completion of phase one and subject to the successful reformulation of one of its drug candidates targeting VEGF‑C and/or VEGF‑D, Opthea will look to conduct clinical trials of its drug candidate in treating VEGF‑C and/or VEGF‑D mediated disorders in other organs. Similar to previous clinical trials conducted for sozinibercept in wet AMD, it is expected that any future clinical trials would be outsourced to third party providers. The forecast cost of the second phase of the strategic review is variable, depending on whether the reformulation process is successful and the nature and size of clinical trials to be conducted. At present, the Directors and management’s best estimate of the costs associated with phase two is in the range of $5 million to $8 million. If, following one or both of these phases, the reformulation of its drug candidate for use in treating other disorders is not considered to be viable or in the best interests of shareholders, the Directors will consider a return of capital to shareholders and ceasing the operations of the Group.

The Group expects that it has sufficient funds to continue its operations into the fourth calendar quarter of 2026.

Based on this assessment, the Directors and management believe that the Group has adequate funding through its existing cash and cash equivalents balance to continue operations, realize its assets, and settle its liabilities in the normal course of business.

However, there remains uncertainty on the potential product and future operations of the Group which is dependent on the strategic review and its outcomes. Furthermore, the Group may incur additional costs to those estimated and it may need to raise additional funds of which the timing and amount is unknown at this time. The Group does not have any committed external source of funds and expects to finance future cash needs through public or private equity financings. The Group cannot be certain that additional funding will be available to it on acceptable terms, or at all. Furthermore, the Group remains suspended as it engages with the listing authorities on its product and operations of the Group. Therefore, a material uncertainty exists that may cast significant doubt as whether the Group will continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the Group not continue as a going concern.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

At every reporting period, the Company reviews the fair value of the investor options which can be measured against the current trading value of the options on ASX. It is expected that a revaluation will result in a non‑cash gain or loss depending on the closing trading price of the options. Revaluation gains or losses are recognized on the Profit and Loss statement with a corresponding adjustment recorded to the liability. The gains or losses are unrealized.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

As of June 30, 2025, 2024 and 2023, the Group is in the research phase and has not capitalized any development costs to date.

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

The cost of these equity‑settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial, Black Scholes and Monte Carlo models are used to value the options issued.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

During the years ended June 30, 2025, 2024 and 2023, the Group’s only revenue related to sales‑based royalties.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea’s expenditure is incurred as a result of clinical trials for sozinibercept. During the years ended June 30, 2025, 2024 and 2023, Opthea progressed Phase 3 wet age‑related macular degeneration (wet AMD) trials. A key measure of Opthea’s performance is the level of expenditure incurred on the research of sozinibercept.

Judgment is required in relation to:

•
The classification of expenses in the income statement between research and development costs and operating expenses; and
•
Whether costs relate to R&D, and consequently if they meet the capitalization criteria under IAS 38 “Intangible Assets.”

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2025, 2024 and 2023. The development costs may be considered for capitalization post receiving regulatory approval.

DFA

The Group’s accounting policy for DFA requires judgment around the determination of it having the characteristics of a debt instrument. The payments received under the DFA have been recorded as a financial liability in the Group’s consolidated statement of financial position.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Following the discontinuation of the clinical trials, the Group exercised significant judgment in the valuation of the DFA at reporting date, including consideration of whether the loan has been discharged, suspended or modified. In the absence of a termination event, judgment was applied in determining the best estimate for the value of the liability being the funds received accreted with interest at the reporting date, as this represents the best estimate of the contractual cash flows. Refer to Note 13 and 27 for further information.

Derivative financial liabilities – investor options

The Group’s accounting for investor options requires judgment as these are options with an exercise price denominated in a currency that differs from an entity’s functional currency and are treated as a derivative where certain existing equity investors were not offered to participate in the equity raise on a pro rata basis. Judgment is required in determining whether the offer was made on a pro rata basis, which impacts the accounting of the options. Such derivatives measured at fair value with subsequent changes in fair value accounted for through profit and loss. Refer to Note14 and 25 for further information.

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

For the years ended June 30, 2025, and 2024, the Group has recognized an R&D tax incentive receivable of US$7.2 million and US$10.4 million respectively within the consolidated statements of financial position, with a corresponding amount recognized within income tax benefit within the consolidated statements of profit or loss and other comprehensive income.

The R&D tax incentive receivable as of June 30, 2025 and 2024 is based on the legislation as currently enacted as of June 30, 2025 and 2024, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the years ended June 30, 2025 and 2024, no such legislative changes have occurred.

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

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

4.2 Key sources of estimation uncertainty

Development funding - financial liability

The Group evaluated the Funding Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to DFA Investors was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Funding Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost which is the amount at which the financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. Refer to Note 27 for further information.

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

Share‑based payment transactions

The Group measures the cost of equity‑settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial, Black Scholes and Monte Carlo models. The related assumptions are detailed in note 37. The accounting estimates and assumptions relating to equity‑settled share‑based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share‑based payments change, this could have a material impact on the amounts recognized in equity and employee‑related expenses. Refer to Note 37 for further information.

Note 5. Application of New and Revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for the current year.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New and revised International Accounting Standards and Interpretations on issue but not yet effective

At the date of authorization of the financial statements, certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2025 reporting periods and have not been early adopted by the Company.

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

The Group is focused primarily on developing novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3.

The chief financial officer regularly reviews entity wide information that is compliant with International Financial Reporting Standards. There is only one segment for segment reporting purposes, and the information reviewed by the chief financial officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group’s only revenue stream in the current and previous financial year is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development novel therapeutic products based on targeting Vascular Endothelial Growth Factors (VEGF) C, D and R3. These licenses are primarily used by third‑party licensees for research purposes. All of the royalty income of US$25 thousand (2024: US$125thousand 2023:US$108 thousand) was generated from customers based outside of Australia. The Group does not have any major customers. All equipment is located in Australia and United States.

Note 7. Revenue

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Sales-based royalties	25	125	108
Total Revenue	25	125	108

Note 8. Other Income

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Grant and other income	121	137	277
Total other income	121	137	277

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 9. Research and Development Expenses

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Employee benefits expenses:
Salaries and fees	10,211	4,809	3,756
Severance	4,544	—	—
Cash bonuses	1,741	1,425	445
Superannuation	361	182	120
Share-based payments expense	883	1,300	1,909
Total employee benefits expense	17,740	7,716	6,230
Payroll tax	782	295	208
Research Insurance	255	322	262
Research project costs[1]	108,055	167,993	122,128
Total research and development expenses	126,832	176,326	128,828

1. The research project costs relate to the research programs in respect to the treatment of eye diseases by sozinibercept.

Note 10. Administrative expenses

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Administrative expenses
Employee benefits expenses:
Salaries and fees	5,662	3,946	2,518
Severance	3,450	—	—
Cash bonuses	1,768	708	821
Superannuation	223	120	167
Share-based payments expense	5,245	3,785	3,926
Total employee benefits expense	16,348	8,559	7,432

Other expenses:
Insurance	1,413	1,669	2,290
Investor relations costs	602	383	451
Audit and accounting	833	526	337
Travel expenses	508	744	581
Payroll tax	408	187	132
Legal fees	2,961	1,304	1,330
Advisory fees	156	8	6,084
Consultancy costs	2,432	709	1,389
Other expenses	3,324	1,586	1,455
Total other expenses	12,637	7,116	14,049

Depreciation of:
Equipment and furniture	7	19	17
Right-of-use assets	84	84	84
Total depreciation expense	91	103	101

Total administrative expenses	29,076	15,778	21,582

Note 11. Finance Income

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Interest income	5,532	3,395	3,227
Total finance income	5,532	3,395	3,227

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 12. Interest expense on DFA

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Interest expense on DFA	46,457	30,263	13,462
Total interest expense on DFA	46,457	30,263	13,462

The interest expense on DFA is non-cash interest at the imputed rate of 23%.

Note 13. Gain on remeasurement of financial liability -DFA

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Gain on remeasurement of financial liability - DFA	—	387	12,302
Total gain on remeasurement of financial liability - DFA	—	387	12,302

Refer to disclosures in Notes 4.1, 4.2 and 27

Note 14. Fair value (gain)/loss on derivative - investor options

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Fair value (gain)/loss on derivative - investor options in September 2023 (2023 Investor options)	(14,344)	11,193	—
Fair value (gain)/loss on derivative - investor options in June/July 2024 (2024 Investor options)	(13,928)	31	—
Fair value (gain)/loss - investor options converted to shares	(11)	—	—
Total fair value (gain)/loss on derivative - investor options	(28,283)	11,224	—

Refer to Note 25

Note 15. Net Foreign Exchange loss

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Net foreign exchange loss	1,334	107	489
Total net foreign exchange loss	1,334	107	489

Exchange differences arising on the translation of monetary items are recognized in the consolidated statements of profit and loss and other comprehensive income.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 16. Income Taxes

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
(a) Income tax benefit
The major components of income tax benefit are:
Statement of Profit or Loss and Other Comprehensive Income
Current income tax credit	(240)	(986)	—
Deferred tax	7,187	10,398	5,926
	6,947	9,412	5,926

Deferred tax
In respect of the current year	—	—	—
Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	6,947	9,412	5,926

(b) Current tax receivable
	US$	US$	US$
Research and Development Tax Incentive Credit receivable	7,187	10,398	5,926

(c) Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit of Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Accounting loss before tax	(169,738)	(229,654)	(148,447)
At the Company's statutory income tax rate of 25% (2024:30%, 2023:30%)	42,435	68,896	44,534
R&D tax incentive on eligible expenses	7,187	10,398	5,926
Non-deductible R&D expenditure	(4,131)	(7,175)	(4,087)
Other non-deductible expenses - share-based payment expense	(1,532)	(1,525)	(1,750)
Amount of temporary differences and carried forward tax losses not recognized	(37,012)	(61,182)	(38,697)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	6,947	9,412	5,926

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

	June 30, 2025	June 30, 2024	June 30, 2023
(d) Recognized deferred tax assets and liabilities in statement of financial position
Deferred income tax at June 30 relates to the following:
Deferred tax liabilities:
Interest and royalty income receivable (future assessable income)	(30)	(77)	(45)
	(30)	(77)	(45)

Deferred tax assets related to temporary differences:
Accrued expenses and other liabilities	569	201	200
Employee provisions	225	190	161
Other miscellaneous items	2,853	3,340	271
	3,647	3,731	632
Net deferred tax assets	3,617	3,654	587
Less: temporary differences not recognized	(3,617)	(3,654)	(587)
Net deferred tax recognized in the statement of financial position	—	—	—

(d) Carry forward unrecognized tax losses

The Group had income tax losses of US$148,978 thousand and capital losses of US$391thousand at year end (2024: income tax losses of US$124,807 thousand and capital losses of US$412 thousand) for which no deferred tax asset is recognized on the consolidated statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(e) Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group’s shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% (2024: 30%) is A$227 thousand (2024: A$227 thousand), which represents the amount of franking credits available for the subsequent financial year. Franking credits are not recognized in the consolidated statement of financial position.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 17. Earnings per Share

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(162,791)	(220,242)	(142,521)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	1,224,697,353	638,202,922	442,637,406
Effect of dilution:
Share options	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	1,224,697,353	638,202,922	442,637,406
Loss per share (basic and diluted in cents)	(13.29)	(34.51)	(32.20)

On August 24 and 28, 2023 the company announced a capital raising which involved an additional 195,647,457 ordinary shares and investor options that represent potential ordinary shares of 97,823,728.

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

At June 30, 2025, a total number of 43,789,083 options/rights (2024: 35,300,000), 7,087,259 ADS options that represent 8 ordinary shares for each ADS held (2024:6,550,000) and 287,214,294 (2024: 240,708,149) investor options were anti‑dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. These options related to the option plans listed below.

Fully paid ordinary shares have no par value, carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared or recommended during or since the end of the financial year by the Company.

Ordinary Options	2025	2024	2023
NED Plan	27,500,000	21,000,000	16,500,000
LTIP	13,589,083	11,400,000	6,050,000
	41,089,083	32,400,000	22,550,000

	2025	2024	2023
Performance Rights
NED Plan	650,000	650,000	650,000
LTIP	2,050,000	2,250,000	2,250,000
	2,700,000	2,900,000	2,900,000

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

	2025	2024	2023
ADS Options
NED Plan	—	—	—
LTIP - Extended terms	107,716	277,000	—
LTIP	6,979,543	6,273,000	1,505,000
	7,087,259	6,550,000	1,505,000

	2025	2024	2023
Investor Options
2023 investor options - listed	97,787,612	97,822,109	—
2024 investor options- listed	189,426,682	142,886,040	—
	287,214,294	240,708,149	—

As of June 30, 2025, 24,354,341 outstanding options and rights were exercisable as of that date (2024: 20,024,203 2023: 10,842,234). As at June 30, 2025 2,138,378 outstanding ADS options were exercisable as of that date (2024: 537,914, 2023: 250,000).

Note 18. Current Assets – Cash and Cash Equivalents

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Cash at bank and in hand	14,030	91,729
Short-term deposits	34,413	80,742
Total cash and cash equivalents	48,443	172,471

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short term‑deposits are with two major Australian banks and are made for varying periods of between 30 and 61 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short‑term deposit periods. At year end, the average rate was 4.23% (2024: 4.71%, 2023: 4.67%).

Note 19. Current Assets - Receivables

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Interest receivable	97	281
GST receivable[1]	301	1,071
Other receivable[1]	21	74
Total current receivables	419	1,426

1 The GST and other receivables are non‑interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2024: nil, 2023: nil).

Note 20. Current Assets - Prepayments

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Launch Service Agreement	—	2,700
R&D Contract Research Organization	—	223
Insurance	608	609
Other prepayments	142	365
Total current prepayments	750	3,897

The insurance amount predominantly relates to directors and officers insurance.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 21. Non-Current Assets - Right of Use Assets

The Group has a three- year lease contract for its head office premises in Melbourne, Australia, which commenced on 15 July 2022. The agreement does not contain any extension options. The lease term ended on July 14, 2025 and the Company did not renew the lease for any further periods. The carrying amount of the lease at June 30, 2025 is as follows:

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Right-of-Use Asset Cost
Opening balance as at July 1	534	534
Additions	—	—
	534	534
Right-of-Use-Asset Depreciation
Opening balance as at July 1	(450)	(366)
Charge to the period	(84)	(84)
	(534)	(450)
Net carrying amount at June 30	—	84

Note 22. Non-Current Assets - Prepayments

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Prepayments	—	467
Total non-current prepayments	—	467

Note 23. Current Liabilities – Payables

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Creditors (unsecured)[1]	9,736	38,060
Payroll related tax liability	—	44
Total current payables	9,736	38,104

1 Creditors are non‑interest bearing and are normally settled on 30 day terms.

Note 24. Current Liabilities - Provisions

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Annual leave	825	762
Long service leave	314	256
Total current provisions	1,139	1,018

Note 25. Current Liabilities - Derivative Financial Liabilities Investor Options

	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	Number outstanding	Number outstanding	US$(000's)	US$(000's)
Carrying amount at July 1	240,708,149	—	24,840	—
Fair valuation upon listing in September -2023	—	97,823,852	—	3,163
Fair value upon issuance in June 2024	—	142,886,040	—	10,454
Fair valuation upon issuance in July 2024	46,542,614	—	3,444	—
Fair value on conversions of options to shares	(36,469)	(1,743)	(12)	(1)
Fair value loss on investor options at reporting date-2023 Investor options	—	—	(14,344)	11,193
Fair value loss on investor options at reporting date-2024 Investor options	—	—	(13,928)	31
Total financial liabilities investor options	287,214,294	240,708,149	—	24,840

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Equity and Investor options -2023

On August 28, 2023, the Company offered 160,213,060 new shares in an fully underwritten ANREO at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement. As part of this 2023 Equity Offering, the Company offered 35,434,397 new shares at the offer price of A$0.46 per new share in the fully underwritten Retail Entitlement Offer and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$90.0 million (US$58.2 million). Each Option entitles the holder to one ordinary share of the Company. These Investor options were first listed on September 21, 2023 at $0.05 per option and at June 30, 2025 management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OA).

Equity and Investor options - 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares in an partially underwritten ANREO at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 3 new shares issued under the Placement. As part of this 2024 Equity Offering, the Company offered 139,627,846 new shares at the offer price of A$0.40 per new share in the fully underwritten Retail Entitlement Offer and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of 1 new option for every 3 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the company. These Investor options were listed on July 18, 2024 at $0.10 and at June 30, 2025, management assessed the fair value at $0 due to the ongoing trading suspension (ASX: OPT-OB).

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

At June 30, 2024, the 2024 options were fair valued using a Black Scholes model and are level 2 inputs. Key inputs to the valuation include the share price at grant date, expected term, volatility, dividend yield, risk free rate and exercise price. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non‑transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 2 years and the implied volatility of the traded options.

At June 30, 2025, management assessed the fair value of the 2024 options at $0 due to the ongoing trading suspension (ASX:OPT-OB)

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 26. Current Liabilities - Lease Liabilities

Lease liabilities are as indicated below.

At the commencement date of the lease of its office premises, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term ending on July 14, 2025 using an incremental borrowing rate of 3%. The Company did not renew the lease for any further periods.

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Carrying amount at July 1	93	182
New lease	—	—
Payments	(93)	(89)
Carrying amount at June 30	—	93
Maturity analysis:
Year 1	—	98
Year 2	—	—
	—	98
Less: unearned interest	—	(5)
	—	93
Analyzed into:
Current portion	—	93
Non-current portion	—	—
	—	93

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Amounts recognized in profit or loss:
Depreciation expense on right-of-use asset	84	84	84
Lease finance costs	8	6	5
Expense relating to leases of low value assets	—	—	2
	92	90	91

Note 27. Current and Non-Current Liabilities - Financial Liabilities - DFA

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Carrying amount at July 1	200,536	85,660
Funding at fair value	—	85,000
Interest expense on DFA (includes amounts to related parties $32,793 (2024: $24,699))	46,457	30,263
Gain on remeasurement of financial liability - DFA	—	(387)
Total non-current financial liabilities	—	200,536
Total current financial liabilities	246,993	—

In August 2022, Ocelot, an affiliate of Carlyle and Abingworth, committed to provide Opthea no less than US$120.0 million and up to a maximum of US$170.0 million (the additional US$50 million being at the option of the Investor). In December 2023, Opthea entered into an Amended and Restated DFA which resulted in a co‑investor (such co‑investor, together with Ocelot are referred to as the “DFA Investors”) contributing funding of US$50 million directly to the Company on the same terms and conditions as the existing agreement. The Company exercised significant judgment in accounting for the amended DFA, including consideration of whether the amended DFA resulted in a modification of the original loan. The Company concluded that the amended DFA agreement forms part of the existing agreement as the US$50 million is contemplated in the existing agreement on the same return and repayment profile, there had been no substantive changes in the original terms and conditions of the loan and the co‑investor was introduced by Ocelot. The amounts of US$120 million and US$50 million committed under the DFA had been received in cash in prior periods. Pursuant to the DFA, Opthea was required to use commercially reasonable efforts to develop sozinibercept for the treatment of wet AMD in accordance with the DFA, pursuant to certain development timelines set forth therein.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

In return, Opthea was to pay to the DFA Investors (1) upon the first to occur of regulatory approval of sozinibercept for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once the DFA Investors have received a total of four times their investment. The Group evaluated the DFA and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to the DFA Investors was not considered substantive and genuine.

The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. At June 30, 2025, the Group remains in compliance with the DFA and no such instances have occurred or are expected to occur.

Pursuant to the DFA, Opthea granted the DFA Investors a security interest in all its assets (other than intellectual property not related to sozinibercept), provided that the Group is permitted to incur certain indebtedness. The security interest will terminate when the Group has paid the DFA Investors the required payment amounts or upon certain termination events under the DFA.

Accordingly, the Company had recorded payments received under the DFA as part of a development financing liability in its consolidated balance sheet. The Group accounted for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate at inception. The development financing liability was to be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the DFA were capitalized and recorded as a reduction to the carrying amount of the development funding liability and was also to be amortized to interest expense using the effective interest method.

In certain instances which may result upon the termination of the DFA, the Group will be obligated to pay the DFA Investors up to four multiples of the amounts paid to Opthea under the DFA. Termination can be triggered by a range of events including if Opthea fails to use commercially reasonable efforts to develop and commercialize sozinibercept, if positive trial results are not achieved or if Regulatory Approval is not obtained. The DFA also includes termination clauses relating to change of control, disagreement with DFA Investors, inability to fund development costs, safety, bankruptcy and other material breaches, as defined in the DFA. Each termination trigger has a corresponding percentage to be paid, with possible outcomes requiring the Group to repay an amount equal to 0%, 135%, 150%, 275% or 400% of the initial amounts paid to the Group under the DFA. This is equivalent to potential repayments of $nil, $229.5 million, $255.0 million, $467.5 million or $680.0 million if a termination event is to occur. No termination event was called by the DFA Investors up to the date of approval of these financial statements.

On March 31, 2025, the Company announced that following the negative results of the COAST Phase 3 trial, the Company determined that the most appropriate course of action for wet AMD patients, shareholders and other stakeholders of the Company was to accelerate the ShORe trial topline data readout. Both Phase 3 trials did not meet their primary endpoint and following the negative results of both the COAST and ShORE trials, the Company in consultation with the DFA Investors agreed to discontinue the development of sozinibercept in wet AMD with immediate effect and agreed that this decision did not constitute a termination event under the DFA under sections 13.4.2 Termination for Fundamental Material Breach, 13.4.3 Termination for Material Breach, 13.4.8 Termination for Safety Concerns or 13.4.10 Termination for JSC Decision. Following the termination of the sozinibercept wet AMD program, the Company reduced its work force, exited all contracts related to the clinical trials and commenced active discussions with the DFA Investors on a potential settlement of the DFA agreement. These settlement discussions were ongoing at June 30, 2025.

At June 30, 2025, the DFA Investors had right to terminate the agreement in the event of development product failure. Section 13.4.5.2 Development Product Failure of the DFA does not contemplate the obligations of the Company where the agreement is terminated following negative trial results achieved and the Company does not elect to continue development of the product where the primary endpoint in such trial is not achieved. The Company exercised significant judgment in the estimation of the DFA obligation at June 30, 2025 and evaluated that, in the absence of a termination event, the contractual obligation of the Company in terms of the DFA were

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

not discharged, cancelled or modified at June 30, 2025. Accordingly, the Group continued to account for the development funding liability at amortized cost being the funds invested of US$170 million and interest accreted at the original interest rate of approximately 23%, which reflects the estimated return on the instrument. The Group considered this to be the best estimate of the contractual obligation in the absence of the specific terms in the DFA of the amounts repayable where the primary endpoint in such trial is not achieved. Although the DFA Investors have not called a termination event, the right to terminate under section 13.4.5.2 Development Product Failure remained with the Investors at June 30, 2025 and therefore the Company did not have a right to defer settlement of the liability for at least twelve months after the reporting period. The liability was reclassified from non‑current to current as of June 30, 2025.

On August 19, 2025, the Company and the DFA Investors agreed to a settlement, with the DFA Investors receiving a cash payment of US$20 million and a 9.99% equity stake in the Company, equivalent to 136,661,003 ordinary shares. The settlement arrangement includes termination of the DFA and a release of the DFA Investors’ security interest and liens over the Company’s assets. The security interest was terminated upon the Company entering into a settlement agreement with the DFA Investors on August 19, 2025 and payment by the Company of US$20 million and the issuance of a 9.99% equity interest in the Company.

Note 28. Non-Current Liabilities - Provisions

	June 30, 2025	June 30, 2024
	US$(000's)	US$(000's)
Long service leave	—	10
Total non-current provisions	—	10

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 29. Contributed Equity

	June 30, 2025	June 30, 2024	June 30, 2023
	US$(000's)	US$(000's)	US$(000's)
(a) Ordinary shares
Issued and fully paid at June 30	497,488	466,085	320,884
Movement in ordinary shares:
Opening balance	466,085	320,884	235,277
Issue of shares on exercise of options granted under the LTIP	31	—	3,791
Issue of shares on exercise of options granted from Entitlement Offer	20	1	—
Issue of shares net of issuance costs from Placement and Institutional Offer $4,531	—	—	81,816
Issue of shares in September 2023, net of issuance costs $4,765	—	50,273	—
Issue of shares in June 2024, net of issuance costs of $8,904	—	94,927	—
Issue of shares in July 2024, net of issuance costs $2,829 and investor options fair value of $3,444	31,352	—	—
	497,488	466,085	320,884
Ordinary shares on issue:	No:	No:	No:
Opening balance	1,091,466,771	467,159,434	352,152,542
Issue of shares on exercise of options granted under the LTIP	185,922	—	2,387,826
Issue of share on exercise of options from Entitlement offer	36,469	1,743	—
Issue of shares from Placement and Institutional offer		195,647,457	—
Issue of shares from Entitlement Offer	139,627,846	428,658,137	112,619,066
	1,231,317,008	1,091,466,771	467,159,434

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2025, amounted to $497,488 thousand (1,231,317,008 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2025 the Company issued 139,627,846 ordinary shares for net proceeds of $31,353 thousand via an institutional offer in July 2024. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors, and subject to Australian law.

Equity and Investor options - 2023

On August 28, 2023, the Company offered approximately 160,213,060 new shares at the offer price of A$0.46 per new share and approximately 80.0 million Institutional and placement options with an exercise price of A$0.80 to participants in the Placement and Institutional Entitlement Offer on the basis of 1 Institutional option for every 2 new shares issued under the Placement and 35,434,397 new shares at the offer price of A$0.46 per new share and approximately 18.0 million new options to eligible shareholders with an exercise price of A$0.80 on the basis of 1 new option for every 2 new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the company raised gross proceeds of A$90.0 million (US$58.2 million). Each Option entitles the holder to one ordinary share of the company. These Investor options were listed on September 21, 2023 at A$0.05 and at June 30, 2025 management assessed a fair value of US$nil due to the ongoing trading suspension (ASX: OPT-OA).

Equity and Investor options – 2024

On June 14, 2024, the Company offered approximately 543,285,766 new shares at the offer price of A$0.40 per new share and approximately 142.9 million Institutional and placement options with an exercise price of A$1.00to participants in the Placement and Institutional Entitlement Offer on the basis of one Institutional option for every three new shares issued under the Placement, and approximately 139,627,846 new shares at the offer price of A$0.40 per new share and approximately 46.5 million new options to eligible shareholders with an exercise price of A$1.00 on the basis of one new option for every three new shares issued under the Retail Entitlement Offer. Pursuant to the Retail Entitlement Offer and Institutional Entitlement Offer, the Company raised gross proceeds of A$227.3 million (US$151.9 million), of which A$55.9 million (US$37.6 million) was received after year end. Each Option entitles the holder to one ordinary share of the Company. These Investor options were listed July 18, 2024 at A$0.12 and management assessed the fair value at year end $0 due to ongoing trading suspension. (ASX: OPT‑OB).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Issued capital at June 30, 2024 amounted to US$466,085 thousand (1,091,446,771 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2024 the Company issued 624,305,594 ordinary shares on ASX listing for net proceeds of US$145,200 thousand.

Issued capital at June 30, 2023 amounted to US$320,884 thousand (467,159,434 fully paid ordinary shares) net of share issue costs and tax.

During the year ended June 30, 2023 the Company issued 112,619,066 ordinary shares on ASX listing for net proceeds of US$81,815 thousand.

Options granted to directors and employees.

The Company has two share‑based payment schemes, the Long-Term Incentive Plan (LTIP) and Non‑Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors.

The Company granted 16,127,200 option/rights over ordinary shares and 6,333,500 ADS options under these plans during the year ended June 30, 2025 (Note 37). These options /rights had a weighted average fair value at grant date of $0.32 per option and $2.42 per ADS option. During the year ended June 30, 2025, 156.250 options granted and 7,500 ADS options under the LTIP and NED Plan were exercised.

The Company granted 9,850,000 options/rights over ordinary shares and 5,045,000 ADS options under these plans during the year ended June 30, 2024 (Note 37). These options/rights had a weighted average fair value at grant date of $1.18 per option and $1.97 per ADS option. During the year ended June 30, 2024, no options granted under the LTIP and NED Plan were exercised.

The Company granted 10,050,000 options/rights and 755,000 American Depository Shares (ADS) options over ordinary shares under these plans during the year ended June 30, 2023 (Note 37). These options/rights had a weighted average fair value at grant date of $1.62 per options and the ADS options had a weighted average fair value at grant date of $6.75. During the year ended June 30, 2023, 6,613,000 options granted under the LTIP and NED Plan were exercised for $3,790,977 ($1,040,718 for cash and $2,750,258 via cashless conversion)

At June 30, 2025 the Company has 28,150,000 Non-Executive Director options that remain unexercised. There were 13,500,000 options with an expiry of November 2034, 4,500,000 options with and expiry of November 2033, 6150,000 options with expiry of November 2032, 2,000,000 options with an expiry of April 2026 and 2,000,000 options with and expiry of October 2025.

At June 30, 2024, the Company had 13,848,860 Non‑Executive Director options that remain unexercised with expiry of November 2026 for 875,342 options and November 2025 for 2,973,518, options, October 2024 for 4,000,000 options, January 2025 for 3,000,000 options, October 2025 for 1,500,000 options and April 2026 for 1,500,000 options.

At June 30, 2023, the Company had 7,250,000 Non-Executive Director options that remain unexercised with expiry of October 2024 for 3,000,000 options, January 2025 for 2,250,000 options, October 2025 for 1,000,000 options and April 2026 for 1,000,000 options.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Capital management

The Group is not subject to any externally imposed capital requirements. The DFA contains terms that require compliance by the Company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months. Refer to Notes 27 and 39 for additional information. When managing share capital, management’s objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company’s constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds, the DFA or further equity raises.

Note 30. Accumulated Losses and Reserves

	2025	2024
	US$(000's)	US$(000's)
(a) Movements in accumulated losses were as follows:
Balance at July 1	(579,704)	(359,462)
Net loss for the period	(162,791)	(220,242)
Balance at June 30	(742,495)	(579,704)

(b) Reserves
Fair value of Investments reserve (i)	1,085	1,085
Share-based payments reserve (ii)	22,764	16,636
Foreign translation reserve (iii)	20,089	20,089
Total reserves	43,938	37,810

(i) Movement in fair value of investments reserve:
Opening balance	1,085	1,085
Closing balance	1,085	1,085

(ii) Movement in share-based payments reserve:
Opening balance	16,636	11,551
Share-based payments expense	6,128	5,085
Exercise of options	—	—
Closing balance	22,764	16,636

(iii) Movement in foreign translation reserve:
Opening balance	20,089	20,089
(Gains)/loss on translation	—	—
Closing balance	20,089	20,089

Nature and purpose of reserves

Fair value of investments reserve

This reserve records fair value changes on listed investments. As at June 30, 2025 and 2024, no remaining investments are held by the Group. Management's accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

Share‑based payment reserve

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Foreign currency translation reserve

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in 2021.

Note 31. Financial Risk Management Objectives and Policies

The Group’s principal financial assets comprise cash, receivables and short‑term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management practices. The objective is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group’s other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group’s financial assets and liabilities are interest rate risk, foreign currency risk, and liquidity risk.

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

The objective of managing interest rate risk is to minimize the Group’s exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short‑term deposits for varying periods of between 30 days and 61 days, depending on the short and long‑term cash requirements of the Group which is determined based on the Group’s cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long‑term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with the DFA Investors. Due to the structure of the DFA Agreement, the Group has determined that there is no interest rate risk. Refer to Note 27.

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2025 and 2024.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

At June 30, 2025, 2024 and 2023, if interest rates moved, with all variables held constant, post tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post tax (loss)/profit impact
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Judgments of reasonably possible movements
+0.50% (50 basis points) (2024:+0.50%, 2023:+0.50%)	120	283	270
-0.50% (50 basis points) (2024:-0.50%, 2023:-0.50%)	(120)	(283)	(270)

The post-tax figures include an offset for tax losses (bringing the tax effect to nil) for the year ended June 30, 2025 (2024: nil ,2023: nil).

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

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies. :

	Consolidated
	AUD	EURO	GBP	CAD
2025	US$(000's)	US$(000's)	US$(000's)	US$(000's)
Financial assets
Cash	7,581	—	—	—
Receivables	26	—	—	—
Financial liabilities
Payables	(3,225)	—	(6)	(5)
Other financial liabilities	—	—	—	—
Net exposure	4,382	—	(6)	(5)

	Consolidated
	AUD	EURO	GBP	CAD
2024	US$(000's)	US$(000's)	US$(000's)	US$(000's)
Financial assets
Cash	131,914	—	—	—
Receivables	486	—	—	—
Financial liabilities
Payables	(2,350)	(488)	(3)	(13)
Other financial liabilities	—	—	—	—
Net exposure	130,050	(488)	(3)	(13)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2025, 2024 and 2023.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

At June 30, 2025, 2024 and 2023, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post tax (loss)/profit impact
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Judgments of reasonably possible movements
Consolidated
AUD/USD +10% (2024:+10%, 2023:+10%)	(299)	(9,006)	(3,847)
AUD/USD -10% (2024:-10%, 2023:-10%)	365	11,007	4,702

The reasonably possible movements at June 30, 2025 are lower than at June 30, 2024 and June 30, 2023 due mainly to net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

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

The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months, current and non‑current liabilities. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six‑year period thereafter, and variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. Refer to Notes 27 and 39. The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

As outlined in Note 2, the Group expects that the cash on hand at June 30, 2025 will be sufficient to fund its operations into the fourth calendar quarter of 2026, which includes completion of the strategic review process. Due to uncertainties regarding future operations of the Group following the strategic review, and the potential for future clinical trials of OPT‑302 in other disorders, the Group may need to raise additional funds, the timing and amount of which is unknown at this time.

The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The table below reflects undiscounted cash flows of the financial liabilities.

	Consolidated
	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
	US$(000's)	US$(000's)	US$(000's)	US$(000's)	US$(000's)
June 30, 2025
Non-derivative liabilities
Payables	2,917	2,917	-	-	2,917
Accrued expenses	6,819	6,819	-	-	6,819
Financial liability - DFA[1]	246,993	-	246,993	-	246,993
Total	256,729	9,736	246,993	-	256,729

	Consolidated
	Carrying amount	Less than 3 months	Between 3 months and 1 year	1 year and later	Total
	US$(000's)	US$(000's)	US$(000's)	US$(000's)	US$(000's)
June 30, 2024
Non-derivative liabilities
Payables	9,472	9,472	-	-	9,472
Accrued expenses	28,483	27,279	1,204	-	28,483
Financial liability - DFA	200,536	-	-	731,000	731,000
Total	238,491	36,751	1,204	731,000	768,955

1. Following the termination of the clinical trials, the Group did not have a right to defer settlement of the liability for at least twelve months after the reporting period and therefore the liability is reflected in the period between 3 months and 1 year. Refer to Note 27.

Note 32. Related Party Disclosures

(a)
Subsidiaries

The consolidated financial statements include the financial statements of Opthea Limited and its subsidiaries in the following table:

	Parent entity % equity interest
	June 30, 2025	June 30, 2024	June 30, 2023
		%	%
Vegenics Pty Ltd[1]	100	100	100
Opthea US Inc[2]	100	100	100

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

Following the appointment of Anshul Thakral (who is the CEO of Launch Tx, Operation Executive of Carlyle and on the board of Saama Technologies) as a Director of Opthea on June 7, 2023, Launch, Ocelot (an affiliate of

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Carlyle and Abingworth), Carlyle and Saama Technologies became related parties of Opthea. Anshul Thakral resigned from the Opthea Board of Directors effective June 2, 2025 and therefore Ocelot, Launch Tx and SaamaTechnologies are no longer entities related to the Group at year end.

Trading transactions

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated
	Purchase of Service
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	32,793	24,699	—
Launch Tx	9,900	2,700	900
Mr Lawrence Gozlan	275	—	—
Saama Technologies	121	343	—

Transaction with Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a payable position at June 30, 2025.

Transactions with Saama Technologies relate to the purchase of services assisting Opthea with analytical work on clinical trials.

Transaction with Mr. Lawrence Gozlan, a director of the Company, related to Consultancy fees for the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital raises. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director.

	Consolidated
	Amounts owed to related parties
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	—	141,554	85,660
Launch Tx	2,250	—	900
Lawrence Gozlan	—	—	—
Saama Technologies	—	—	—

Amounts owed to Ocelot relate to the DFA and carry an effective rate of 23% (refer to note 27). Included in the interest expense on DFA for the year is an amount due to related parties of US$32,793 thousand (2024: US$24,699 thousand, 2023: US$13,462). Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a payable position at June 30, 2025.

	Consolidated
	Amounts owed by related parties*
	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Ocelot	—	—	—
Launch Tx	—	3,150	—
Mr. Lawrence Gozlan	—	—	—
Saama Technologies	—	24	—

Amounts paid to Launch Tx relate to the purchase of services assisting Opthea with the management and oversight of trials under the Service Agreement with Launch Tx which were in a prepayment position at June 30, 2024.

Amounts paid to Saama Technologies in regard to subscription fees for the use of analytical platform, which were in a prepayment position at June 30, 2024.

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

On August 28, 2023, Mr. Lawrence Gozlan, a director of the Company, and the Company entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement was effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in equity are transaction costs paid under this consulting agreement of US$125,000 for the year ended June 30, 2024.

On September 19, 2024, Mr. Lawrence Gozlan, a director of the Company, and the Company entered into a Consultancy Agreement of up to US$275 thousand in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of Capital Raising. The consultancy agreement was effective for the financial year June 30, 2025. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Non-Executive Director. Included in Statement of Profit or Loss under Administrative expenses are consultancy cost of US$275 thousand for the year ended June 30, 2025.

Note 33. Cash Flow Statements Reconciliation

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
(a) Reconciliation to cash at the end of the year
Cash at bank and in hand (Note 18)	48,443	172,471	89,189
	48,443	172,471	89,189
(b) Reconciliation of net loss after tax to net cash flows from operations
Net loss for the year	(162,791)	(220,242)	(142,521)
Adjustments for:
Income tax benefit recognized in profit or loss	(6,947)	(9,412)	(5,926)
Net loss of disposal of non-current assets	3	—	—
Write off of Property Plant and Equipment	50	—	—
Depreciation of non-current assets	7	19	17
Depreciation of right-of-use assets	84	84	84
Interest expense on DFA* (includes amounts to related parties $32,793 (2024: $24,699, 2023: $13,462))	46,457	30,263	13,462
Gain on remeasurement of financial liability - DFA	—	(387)	(12,302)
Fair value (gain)/loss on Investor options	(28,283)	11,224	—
Share-based payments expense	6,128	5,085	5,835
Net foreign exchange differences	1,334	107	489
	18,833	36,983	1,659
Changes in:
Payables	(29,517)	19,503	7,297
Receivables	1,007	(790)	379
Prepayments	3,614	(1,675)	6,142
Provisions	112	266	137
Net cash flows used in operating activities before tax	(168,742)	(165,955)	(126,907)
R&D tax incentive received	10,398	5,926	6,299
Current US tax paid	(300)	(986)	—
Net cash flows used in operating activities	(158,644)	(161,015)	(120,608)

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 34. Commitments

(i)
Contracted and committed Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of sozinibercept. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Within one year	85	27,383	12,633
After one year but not more than five years	60	3,504	12,302
After more than five years	—	15	30
	145	30,902	24,965

Currently, the biggest research contract has a 60 day termination clause and all commitments have been limited to a twelve month commitment.

(ii)
Commercial commitments

The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT‑302 for launch and pre‑marketing phase. Expenditure commitments relating to these activities are payable as follows:

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Within one year	—	63	47
After one year but not more than five years	—	—	—
After more than five years	—	—	—
	—	63	47

Note 35. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time‑frames stipulated in the contracts, those which could become payable in less than one year total US$nil (2024: US$nil) and those which could become payable in more than one year total US$1,224 thousand (2024: US$1,084 thousand).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The group had a bank guarantee outstanding at June 30, 2025 in respect of a rental deposit for its office premises of AU$57 thousand (US$38 thousand) (2024: AU$64 thousand (US$38 thousand)) and a credit card facility of US$100 thousand (2024:$nil).

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Note 36. Key Management Personnel

(a)
Compensation of Key Management Personnel

	2025	2024	2023
	US$(000's)	US$(000's)	US$(000's)
Short-term employee benefits	4,809	3,416	2,899
Post-employment benefits	166	105	137
Termination benefits	515	475	—
Share-based payments expense	3,530	3,215	4,221
	9,020	7,211	7,257

(b)
Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the prior financial year for the current year refer to Note 32(b).

Note 37. Share-Based Payments

(a)
Recognized share-based payment expenses

The expense recognized for share‑based payments during the year is shown in the table below:

	2025	2024	2023
	US$(000s)	US$(000s)	US$(000s)
Expense arising from equity-settled share-based payment transactions:
Director and employee services received	6,128	5,085	5,835
	6,128	5,085	5,835

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

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights services	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	January 31, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	November 30, 2022
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	April 30, 2023
LTIP - employees FY2022	October 19, 2021	0.955	0.000	October 18, 2031	September 30, 2024
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
LTIP - employees FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2022
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2023
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2024
LTIP - employees FY2022	June 6, 2022	0.553	1.460	June 5, 2032	June 6, 2025
LTIP - employees FY2023	November 16, 2022	0.471	0.658	November 16, 2032	November 16, 2025
LTIP - employees FY2023	November 16, 2022	0.672	0.000	November 16, 2032	November 16, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2023
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2024
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2025
LTIP - employees FY2023	December 13, 2022	0.459	0.644	December 13, 2032	December 13, 2026
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 17, 2033	September 18,2024
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 17, 2033	September 18,2025
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 17, 2033	September 18,2026
LTIP - employees FY2024	September 18, 2023	0.153	0.264	September 17, 2033	September 18,2027
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 9, 2033	October 10, 2024
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 9, 2033	October 10, 2025
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 9, 2033	October 10, 2026
LTIP - employees FY2024	October 10, 2023	0.157	0.205	October 9, 2033	October 10, 2027
LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2024
LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2025
LTIP - employees FY2024	November 30, 2023	0.236	0.261	November 30, 2033	November 30, 2026

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

LTIP - employees FY2025	September 16, 2024	0.278	0.418	September 15, 2034	Monthly for 36 months
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	1.050	3.240	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	1.240	2.160	October 11, 2024	October 11, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	0.880	1.560	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	0.526	0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	0.397	0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	0.469	0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	0.471	0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	0.672	0.000	November 16, 2032	November 16, 2025
NED Plan FY2024	November 30, 2023	0.213	0.382	November 29, 2033	November 30, 2024
NED Plan FY2024	November 30, 2023	0.213	0.382	November 29, 2033	November 30, 2025
NED Plan FY2024	November 30, 2023	0.213	0.382	November 29, 2033	November 30, 2026
NED Plan FY2025	November 15, 2024	0.200	0.426	November 14, 2034	Monthly for 36 months
NED Plan FY2025	November 15, 2024	0.200	0.426	November 14, 2034	November 15, 2024
NED Plan FY2025	November 15, 2024	0.200	0.426	November 14, 2034	November 15, 2025
NED Plan FY2025	November 15, 2024	0.200	0.426	November 14, 2034	November 15, 2026
NED Plan FY2025	November 15, 2024	0.200	0.426	November 14, 2034	November 15, 2027

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

There has been no alteration of the terms and conditions of the above share‑based payment arrangements since the grant date.

ADS Options	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP - employees FY2022	October 18, 2021	4.970	7.625	October 18, 2031	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	January 10, 2022	5.228	7.515	January 10, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	March 1, 2022	4.116	6.009	March 1, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	April 18, 2022	4.171	6.090	April 18, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	May 23, 2022	4.953	7.116	May 23, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	June 1, 2022	5.175	7.445	June 1, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2022	June 20, 2022	3.886	5.522	June 20, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	July 1, 2022	4.718	6.350	July 1, 2032	25% on first Anniversary then quarterly thereafter for the next 12 quarters
LTIP - employees FY2023	October 24, 2022	3.479	4.850	October 24, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	October 28, 2022	3.457	5.170	October 28, 2032	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	January 16, 2023	3.560	4.929	January 16, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	February 1, 2023	3.935	5.238	February 1, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	February 13, 2023	3.602	5.150	February 13, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2023	April 18, 2023	2.384	3.545	April 18, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2024	October 27, 2023	1.110	1.660	October 26, 2033	25% on first Anniversary then monthly for 24 months
LTIP - employees FY2024	October 27, 2023	0.691	1.660	October 26, 2033	Hurdles December 31, 2027 and December 31, 2028
LTIP - employees FY2024	November 1, 2023	1.082	1.660	November 1, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2024	November 20, 2023	1.327	1.830	November 19, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2024	November 22, 2023	1.316	1.890	November 21, 2033	25% on first, second, third and fourth Anniversary
LTIP - employees FY2024	February 1, 2024	1.940	2.760	February 1, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2024	April 1, 2024	2.820	4.140	March 31, 2034	Over 18 month period or otherwise determined by board
LTIP - employees FY2024	April 3, 2024	2.770	3.950	April 2, 2034	Monthly for 36 months
LTIP - employees FY2024	April 8, 2024	2.640	3.750	April 7, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2024	May 1, 2024	2.310	3.340	April 30, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2024	June 3, 2024	1.860	2.660	June 2, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2025	Sept 16, 2024	2.130	3.150	Sept 15, 2034	Monthly for 36 months
LTIP - employees FY2025	Sept 16, 2024	1.518	3.150	Sept 15, 2034	Hurdles December 31, 2027 and December 31, 2028
LTIP - employees FY2025	Sept 16, 2024	2.170	3.150	Sept 15, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2025	Sept 16, 2024	2.180	3.150	Sept 15, 2034	Monthly for 36 months
LTIP - employees FY2025	Sept 16, 2024	1.170	3.150	December 9, 2026	Fully vested on separation
LTIP - employees FY2025	November 4 , 2024	2.530	4.340	November 3, 2034	25% on first Anniversary then monthly for 36 months
LTIP - employees FY2025	December 12 , 2024	2.020	3.300	December 12, 2034	25% on first Anniversary then monthly for 36 months

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

Options/Rights services	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP - director FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2018	0.340	0.920	0.260	66.00%	5 years	0%	2.09%	Binomial
LTIP - employees FY2019	0.480	0.608	0.180	57.00%	4 years	0%	2.04%	Binomial
LTIP - employees FY2022	0.955	0.948	0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP - employees FY2022	0.955	nil	0.955	na	10 years	0%	n/a	n/a
LTIP - employees FY2022	0.901	1.460	0.553	75.00%	6.5 years	0%	3.40%	Binomial
LTIP - employees FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
LTIP - employees FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
LTIP - employees FY2023	0.643	0.644	0.459	75.00%	7 years	0%	3.30%	Binomial
LTIP - employees FY2024	0.238	0.263	0.153	67.50%	6.5 years	0%	4.10%	Binomial
LTIP - employees FY2024	0.225	0.205	0.157	67.50%	7 years	0%	4.30%	Binomial
LTIP - employees FY2024	0.334	0.261	0.236	67.50%	6.5 years	0%	4.20%	Binomial
LTIP - employee FY2025	0.431	0.282	0.279	70.24%-74.54%	5.04-6.5 years	0%	3.45%-3.57%	Black-Scholes
NED Plan FY2016	0.280	0.360	0.140	65.00%	5 years	0%	2.09%	Binomial
NED Plan FY2019	0.420	0.625	0.150	58.00%	4 years	0%	2.04%	Binomial
NED Plan FY2021	2.190	2.160	1.240	77.25%	4 years	0%	0.25%	Binomial
NED Play FY2021	2.190	3.240	1.050	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	1.560	1.560	0.880	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.955	0.945	0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	0.741	0.755	0.397	75.00%	3.5 years	0%	2.70%	Binomial
NED Plan FY2023	0.672	0.672	0.469	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	0.658	0.471	75.00%	6.5 years	0%	3.60%	Binomial
NED Plan FY2023	0.672	nil	0.672	75.00%	10 years	0%	3.70%	Binomial
NED Plan FY2024	0.334	0.382	0.334	67.50%	6.5 years	0%	4.20%	Binomial
NED Plan FY2025	0.200	0.423	0.198	60.14-70.14%	5-5.6 years	0%	4.40%	Black-Scholes

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

ADS Options	Grant date share price US$	Exercise price US$	Fair value per ADS option US$	Expected volatility	ADS Option life	Dividend yield	Risk free interest rate	Model used
LTIP - employee 2022	7.240	7.625	4.970	75.00%	7 years	0%	1.40%	Binomial
LTIP - employee 2022	7.500	7.515	5.228	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.925	6.009	4.116	75.00%	7 years	0%	1.70%	Binomial
LTIP - employee 2022	5.915	6.090	4.171	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.000	7.116	4.953	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2022	7.309	7.445	5.175	75.00%	7 years	0%	3.00%	Binomial
LTIP - employee 2022	5.500	5.522	3.886	75.00%	7 years	0%	3.40%	Binomial
LTIP - employee 2023	6.600	6.350	4.718	75.00%	7 years	0%	2.90%	Binomial
LTIP - employee 2023	4.810	4.850	3.479	75.00%	7 years	0%	4.30%	Binomial
LTIP - employee 2023	4.850	5.170	3.457	75.00%	7 years	0%	4.10%	Binomial
LTIP - employee 2023	4.959	4.929	3.560	75.00%	7 years	0%	3.60%	Binomial
LTIP - employee 2023	5.450	5.238	3.935	75.00%	7 years	0%	3.50%	Binomial
LTIP - employee 2023	5.030	5.150	3.602	75.00%	7 years	0%	3.80%	Binomial
LTIP - employee 2023	3.360	3.545	2.384	75.00%	7 years	0%	3.60%	Binomial
LTIP - employee 2024	1.660	1.660	1.110	67.50%	6.5 years	0%	4.90%	Binomial
LTIP - employee 2024	1.660	1.660	0.691	67.50%	7.6 years	0%	4.90%	Binomial
LTIP - employee 2024	1.630	1.660	1.082	67.50%	6.5 years	0%	4.70%	Binomial
LTIP - employee 2024	1.920	1.830	1.327	67.50%	7 years	0%	4.50%	Binomial
LTIP - employee 2024	1.920	1.890	1.316	67.50%	7 years	0%	4.50%	Binomial
LTIP - employee 2024	2.760	2.760	1.830	71.71%	6 years	0%	3.81%	Binomial
LTIP - employee 2024	3.030	3.030	2.740	71.64%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	4.140	4.140	3.160	70.68%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	3.950	3.950	3.010	70.68%	6 years	0%	4.34%	Binomial
LTIP - employee 2024	3.750	3.750	2.490	70.72%	6 years	0%	4.43%	Binomial
LTIP - employee 2024	3.290	3.340	2.180	70.76%	6 years	0%	4.65%	Binomial
LTIP - employee 2024	2.660	2.660	1.750	69.85%	6 years	0%	4.41%	Binomial
LTIP - employee 2025	3.325	3.150	1.520	70.00%	4.29 years	0%	3.37%	Monte Carlo
LTIP - employee 2025	3.330	3.150	2.130	70.24-74.54%	5-6.5 years	0%	3.38 - 3.45%	Black-Scholes
LTIP - employees FY2025	3.330	3.150	2.170	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP - employees FY2025	3.330	3.150	2.180	69.30%-73.61%	5.3-7 years	0%	3.40-3.47%	Black-Scholes
LTIP - employees FY2025	3.330	3.150	1.170	73.73%	1.23 years	0%	3.81%	Black-Scholes
LTIP - employees FY2025	4.210	4.340	2.530	68.00% -87.00%	5.1 - 7 years	0%	4.18 - 4.25%	Black-Scholes
LTIP - employees FY2025	3.300	3.300	2.020	69.00% - 87.53%	5.1 -7 years	0%	4.17 - 4.24%	Black-Scholes
Contractor - 2024	3.030	3.030	2.020	71.64%	6 years	0%	4.27%	Binomial
Contractor - 2024	4.140	4.140	2.740	70.68%	6 years	0%	4.34%	Binomial

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

(d)
Movements in share options during the year

The following reconciles the share/rights options outstanding at the beginning and end of the year:

	2025		2024		2023
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	35,300,000	0.89	25,450,000	1.04	22,988,000	1.16
Granted during the year:
To employees and directors under the LTIP and NED Plan	16,127,200	0.65	9,850,000	0.30	10,050,000	0.58
Exercised during the year	(156,250)	0.21	—	—	(6,613,000)	0.62
Expired during the year	(7,481,867)	2.71	—	—	(975,000)	0.61
Balance at end of the year	43,789,083	0.51	35,300,000	0.89	25,450,000	1.04
Exercisable at end of year	24,354,341	0.60	20,024,203	1.19	10,842,234	1.48

The share options outstanding at the end of the year had a weighted average exercise price of US $0.60 (2024: US$1.19, 2023: US$1.48) and a weighted average remaining contractual life of 2,677 days (2024: 2,135 days, 2023: 555 days).

Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	2025		2024		2023
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	5,748,000	2.64	1,505,000	5.81	925,000	6.75
Granted during the year:
To employees and directors under the LTIP and NED Plan	6,333,500	3.53	4,768,000	1.97	755,000	5.07
Exercised during the year	(7,500)	1.89	—	—	—	—
Expired during the year	(5,094,457)	2.90	(525,000)	5.62	(175,000)	7.62
Balance at end of the year	6,979,543	3.26	5,748,000	2.64	1,505,000	5.81
Exercisable at end of year	2,138,378	3.52	537,914	6.01	250,000	6.70

The ADS options outstanding at the end of the year has a weighted average exercise price of US$3.52 (2024:US$6.01, 2023:US$6.70) and a weighed average remaining contractual life of 3,159 days (2024:3,329 days, 2023:3,158)

OPTHEA LIMITED

Notes to Consolidated Financial Statements — Continued

Movements in contractor ADS options during the year

The following reconciles the contractor ADS options outstanding at the beginning and end of the year:

	2025		2024		2023
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	277,000	3.14	—	—	—	—
Granted during the year:
To contractors under additional terms	—	—	277,000	3.14	—	—
Exercised during the year	—	—	—	—	—	—
Expired during the year	(169,284)	3.14	—	—	—	—
Balance at end of the year	107,716	3.14	277,000	3.14	—	—
Exercisable at end of year	107,716	3.14	39,220	3.16	—	—

Note 38. Events After the Balance Sheet Date

On August 19, 2025, Opthea announced the successful completion of a settlement agreement with the Development Funding Agreement investors. This settlement includes a payment of US$20 million plus equity placement of 9.99% of share capital, equivalent to 136,661,003 ordinary shares. The settlement agreement facilitated the release of the security interest and liens over the Company assets and termination of the DFA. Refer to Note 27 for further information.

Besides the above-mentioned subsequent events, no matters or circumstances have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.